Form 10-K, Exhibit 13
period 1994-01-29
TJX COMPANIES INC /DE/
filed 1994-04-22
CIK 109198

Consolidated Statements of Income                    The TJX Companies, Inc.

                                          January 29, January 30,January 25,
Fiscal Year Ended                                1994        1993       1992
                                                       (53 Weeks)
                                Dollars in Thousands Except Per Share Amounts

Net sales                                  $3,626,604  $3,261,240  $2,757,715

Cost of sales, including buying and
  occupancy costs                           2,722,826   2,467,935   2,117,555
Selling, general and administrative
  expenses                                    674,055     593,889     491,647
Interest on debt and capital leases            19,041      26,298      27,289

Income from continuing operations
  before income taxes, extraordinary
  item and cumulative effect of
  accounting changes                          210,682     173,118     121,224

Provision for income taxes                     83,636      69,074      51,110

Income from continuing operations before
  extraordinary item and cumulative
    effect of accounting changes              127,046     104,044      70,114

(Loss) on the disposal of discontinued
  operations, net of income taxes                   -           -     (50,000)
Extraordinary (loss), net of income taxes           -      (1,198)          -
Cumulative effect of accounting changes,
  net of income taxes                          (2,667)          -           -

Net income                                    124,379     102,846      20,114

Preferred stock dividends                      (7,156)     (3,939)          -

Net income available to common
  shareholders                             $  117,223  $   98,907  $   20,114

Number of common shares for primary
  and fully diluted earnings per
    share computations                     74,192,358  73,873,276  70,050,835

Primary and fully diluted earnings
  per common share:
    Continuing operations                       $1.62       $1.40       $1.00
    Discontinued operations                         -           -        (.71)
    Extraordinary (loss)                            -        (.02)          -
    Cumulative effect of accounting
      changes                                    (.04)          -           -

    Net income                                  $1.58       $1.38       $ .29

Cash dividends per common share                 $ .50       $ .46       $ .46

The accompanying notes are an integral part of the financial statements.
                                       1


Consolidated Balance Sheets                          The TJX Companies, Inc.

                                                     January 29,   January 30,
                                                            1994          1993
                                                           In Thousands

Assets
  Current assets:
    Cash and cash equivalents                         $   58,102    $  106,691
    Accounts receivable                                   30,639        24,121
    Merchandise inventories                              772,324       672,354
    Prepaid expenses                                      20,791        17,893

      Total current assets                               881,856       821,059

  Property at cost:
    Land and buildings                                   110,793        86,952
    Leasehold costs and improvements                     256,929       222,665
    Furniture, fixtures and equipment                    398,106       347,558
                                                         765,828       657,175
    Less accumulated depreciation and amortization       326,685       277,550
                                                         439,143       379,625

  Other assets                                            13,744         9,070
  Goodwill, net of amortization                           92,627        95,342

      Total Assets                                    $1,427,370    $1,305,096

Liabilities
  Current liabilities:
    Current installments of long-term debt            $    5,936    $    4,204
    Accounts payable                                     340,578       325,778
    Accrued expenses and other current liabilities       245,139       245,765

      Total current liabilities                          591,653       575,747

  Long-term debt, exclusive of current installments      210,854       179,787

  Deferred income taxes                                   33,963        44,378

Shareholders' Equity
  Preferred stock at face value, authorized
    5,000,000 shares, par value $1, issued
    and outstanding cumulative convertible
    stock of:
    - 250,000 shares of 8% Series A                       25,000        25,000
    - 1,650,000 shares of 6.25% Series C                  82,500        82,500
  Common stock, par value $1, authorized
    150,000,000 shares, issued and
    outstanding 73,430,615 and 73,221,635 shares          73,431        73,222
  Additional paid-in capital                             284,744       279,800
  Retained earnings                                      125,225        44,662

      Total shareholders' equity                         590,900       505,184

      Total Liabilities and Shareholders' Equity      $1,427,370    $1,305,096

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Shareholders' Equity       The TJX Companies, Inc.


                        Preferred      Common  Additional   Retained
                           Stock,  Stock, Par     Paid-in   Earnings
                       Face Value    Value $1     Capital  (Deficit)     Total
                                               In Thousands


Balance, January 26, 1991 $     -     $69,723    $259,040   $(58,256) $270,507
  Net income                    -           -           -     20,114    20,114
  Cash dividends                -           -     (32,093)         -   (32,093)
  Sale and issuance of
    common stock, net
    of shares repurchased,
    under stock
    incentive plans             -          80       1,180          -     1,260
  Other                         -           -         729          -       729

Balance, January 25, 1992       -      69,803     228,856    (38,142)  260,517
  Net income                    -           -           -    102,846   102,846
  Cash dividends:
    Preferred stock             -           -           -     (3,939)   (3,939)
    Common stock                -           -     (16,070)   (16,103)  (32,173)
  Sale and issuance of
    cumulative convertible
    preferred stock:
      Series A             25,000           -        (850)         -    24,150
      Series C             82,500           -      (2,221)         -    80,279
  Sale and issuance of
    common stock, net
    of shares repurchased,
    under stock
    incentive plans             -         310       3,157          -     3,467
  Conversion of 7 1/4%
   convertible subordinated
   debentures, net              -       3,109      65,474          -    68,583
  Other                         -           -       1,454          -     1,454

Balance, January 30, 1993 107,500      73,222     279,800     44,662   505,184
  Net income                    -           -           -    124,379   124,379
  Cash dividends:
    Preferred stock             -           -           -     (7,156)   (7,156)
    Common stock                -           -           -    (36,660)  (36,660)
  Sale and issuance of
    common stock, net
    of shares repurchased,
    under stock
    incentive plans             -         209       4,563          -     4,772
  Other                         -           -         381          -       381

Balance,January 29, 1994 $107,500     $73,431    $284,744   $125,225  $590,900


The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flows            The TJX Companies, Inc.

                                         January 29, January 30, January 25,
Fiscal Year Ended                               1994        1993        1992
                                                      (53 Weeks)
                                                     In Thousands

Cash flows from operating activities:
 Income from continuing operations
   before extraordinary item and
   cumulative effect of accounting changes  $127,046    $104,044    $ 70,114
 Adjustments to reconcile income from
   continuing operations before
   extraordinary item and cumulative
   effect of accounting changes to net
   cash provided by operating activities:
    Depreciation and amortization             67,544      62,933      56,782
    Loss on property disposals                 1,714       9,527       1,793
    Other, net                                  (277)      5,518      (1,213)
    Changes in assets and liabilities:
     (Increase) in accounts receivable        (6,518)     (2,292)       (955)
     (Increase) in merchandise
      inventories                            (99,970)   (119,888)    (38,553)
     (Increase) in prepaid expenses           (2,898)     (3,189)     (1,500)
     Increase in accounts payable             14,800      64,001      27,262
     Increase (decrease) in accrued
      expenses and other current
       liabilities                           (13,993)     25,536      56,431
     (Decrease) in deferred income taxes      (3,000)     (7,559)    (14,595)

 Net cash provided by operating
   activities of:
    Continuing operations                     84,448     138,631     155,566
    Discontinued operations                        -           -     (50,000)

Net cash provided by operating activities     84,448     138,631     105,566

Cash flows from investing activities:
 Property additions                         (125,848)   (107,881)    (89,532)

Net cash (used in) investing activities     (125,848)   (107,881)    (89,532)

Cash flows from financing activities:
 Proceeds from borrowings of
   long-term debt                             37,000           -       5,500
 Principal payments on long-term debt         (4,201)    (10,392)     (6,628)
 Defeasance of 8 1/8% promissory notes             -     (51,897)          -
 Proceeds from sale and issuance of
   Series A and Series C preferred
   stock, net                                      -     104,429           -
 Proceeds from sale and issuance of
   common stock, net                           3,828       3,081       1,155
 Cash dividends paid                         (43,816)    (36,112)    (32,091)
 Other                                             -        (462)          -

Net cash provided by (used in) financing
 activities                                   (7,189)       8,647    (32,064)

Net increase (decrease) in cash and
 cash equivalents                            (48,589)      39,397    (16,030)
Cash and cash equivalents at beginning
 of year                                     106,691       67,294     83,324

Cash and cash equivalents at end of year    $ 58,102     $106,691   $ 67,294


The accompanying notes are an integral part of the financial statements.

Selected Information By Major Business Segment       The TJX Companies, Inc.


                                        January 29, January 30, January 25,
Fiscal Year Ended                              1994        1993        1992
                                                     (53 Weeks)
                                                    In Thousands

Net sales:
  Off-price family apparel stores        $2,832,070  $2,588,603  $2,207,232
  Off-price women's specialty stores        373,133     381,979     377,109
  Off-price catalog operation               421,401     290,658     173,374
                                         $3,626,604  $3,261,240  $2,757,715

Operating income (loss):
  Off-price family apparel stores        $  236,988  $  216,726  $  180,937
  Off-price women's specialty stores          5,013      (5,548)    (26,451)
  Off-price catalog operation                24,651      22,967      13,366
                                            266,652     234,145     167,852
General corporate expense*                   34,312      32,108      16,715
Goodwill amortization                         2,617       2,621       2,624
Interest expense                             19,041      26,298      27,289

Income from continuing operations
  before income taxes, extraordinary
  item and cumulative effect of
  accounting changes                     $  210,682  $  173,118  $  121,224

Identifiable assets:
  Off-price family apparel stores        $  963,750  $  848,987  $  747,785
  Off-price women's specialty stores         98,351      97,956     103,853
  Off-price catalog operation               162,424     126,842      73,711
  Corporate, primarily cash and goodwill    202,845     231,311     179,970
                                         $1,427,370  $1,305,096  $1,105,319

Capital expenditures excluding
  capitalized leases:
  Off-price family apparel stores        $   91,723  $   68,504  $   60,008
  Off-price women's specialty stores          7,902       6,258      11,916
  Off-price catalog operation                16,676      19,350      15,413
  Corporate                                   9,547      13,769       2,195
                                         $  125,848  $  107,881  $   89,532

Depreciation and amortization:
  Off-price family apparel stores        $   47,369  $   44,237  $   39,982
  Off-price women's specialty stores         10,726      11,535      11,544
  Off-price catalog operation                 5,055       3,665       2,389
  Corporate, including goodwill               4,394       3,496       2,867
                                         $   67,544  $   62,933  $   56,782


* The fiscal year ended January 29, 1994 includes start-up costs of the Company's United Kingdom venture. The fiscal years ended January 29, 1994 and January 30, 1993 include the net operating results of HomeGoods and Value Mart. The fiscal year ended January 30, 1993 also includes reserves for closing most Value Mart locations. The fiscal years ended January 30, 1993 and January 25, 1992 include reserves for the Hit or Miss real estate repositioning.

Notes to Consolidated Financial Statements   The TJX Companies, Inc.


Summary of Accounting Policies

Fiscal Year: The Company's fiscal year ends on the last Saturday in January. The fiscal years ended January 29, 1994 and January 25, 1992 each included 52 weeks. The fiscal year ended January 30, 1993 included 53 weeks.

Basis of Presentation: The consolidated financial statements of The TJX Companies, Inc. include the financial statements of all the Company's wholly-owned subsidiaries, including its foreign owned subsidiaries.

Accounting Changes: Effective January 31, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" and recorded a one-time implementation charge of $6,145,000, net of taxes of $3,937,000, as a cumulative effect of accounting change. See Note E for further information.

In addition, effective January 31, 1993, the Company also implemented Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes" which resulted in an after-tax gain of $3,478,000 which was also recorded as a cumulative effect of accounting change. See Note D for further information.

Cash Equivalents: The Company generally considers highly liquid investments with an initial maturity of three months or less to be cash equivalents. The Company's investments are primarily high grade commercial paper or time deposits with major banks. Fair value of cash equivalents approximates carrying value.

Merchandise Inventories: Inventories are stated at the lower of cost or market. The Company primarily uses the retail method for valuing inventories on the first-in first-out basis.

Depreciation and Amortization: For financial reporting purposes, the Company provides for depreciation and amortization of property principally by the use of the straight-line method, over the estimated useful lives of the assets. Leasehold costs and improvements are generally amortized over the lease term or their estimated useful life, whichever is shorter. Maintenance and repairs are charged to expense as incurred. Upon retirement or sale, the cost of disposed assets and the related depreciation are eliminated and any gain or loss is included in net income. Debt discount and related issue expenses are amortized over the lives of the related debt issues. Pre-opening costs are charged to operations within the fiscal year that a new store or facility opens.

Goodwill: Goodwill is primarily the excess of the purchase price incurred over the carrying value of the minority interest in the Company's former 83%- owned subsidiary. The minority interest was acquired pursuant to the Company's fiscal 1990 restructuring. In addition, goodwill includes the excess of cost over the estimated fair market value of the net assets of Winners Apparel Ltd., acquired by the Company effective May 31, 1990.
Goodwill is being amortized over 40 years. Annual amortization of goodwill was $2.6 million in fiscal years 1994, 1993 and 1992. Cumulative amortization as of January 29, 1994 and January 30, 1993 was $12.0 million and $9.4 million, respectively.

Capitalized Interest: The Company capitalizes interest related to the development of real estate locations. Interest in the amount of $171,000, $317,000 and $36,000 was capitalized in fiscal years 1994, 1993 and 1992, respectively.

Net Income Per Common Share: Primary and fully diluted net income per common share is based upon the weighted average number of common and common equivalent shares and other dilutive securities outstanding in each year after adjusting net income for preferred stock dividends of $7.2 million and $3.9 million in fiscal 1994 and 1993, respectively.

Foreign Currency Translation: The assets and liabilities of the Company's foreign operations are translated at the year-end exchange rate, and the income statement items are translated at the average exchange rates prevailing during the year. Cumulative foreign currency translation losses of $1.6 million and $.5 million for the fiscal years 1994 and 1993, respectively, are recorded as a component of additional paid-in capital.

Other: Certain amounts in prior years' financial statements have been reclassified for comparative purposes.

A.  Long-Term Debt and Credit Lines

At January 29, 1994 and January 30, 1993, long-term debt, exclusive of current installments, consisted of the following (information as to interest rates and maturity dates as of January 29, 1994 only):

                                                 January 29,    January 30,
                                                        1994           1993
                                                        In Thousands
Real estate mortgages, interest at 8.25% to
 10.4% maturing February 1, 1997 to
 November 1, 1998                                   $ 42,823       $ 47,252

Equipment notes, interest at 11% to 11.25%
 maturing December 12, 2000 to
 December 30, 2001                                     6,031          7,535

General corporate debt:

 9 1/2% sinking fund debentures, maturing
   May 1, 2016 with $4,400,000 annual sinking
   fund requirement beginning May 1, 1997            100,000        100,000

 9.2% senior unsecured notes, maturing
   November 30, 1995                                  25,000         25,000

 Medium term notes, interest at 4.53% to
   5.87%, maturing October 21, 1996 to
   October 21, 2003                                   37,000              -

   Total general corporate debt                      162,000        125,000

Long-term debt, exclusive of current installments   $210,854       $179,787

The aggregate maturities of long-term debt, exclusive of current installments, outstanding at January 29, 1994 are as follows:

                                   Real Estate         General
                                  Mortgages and       Corporate
Fiscal Year                      Equipment Notes        Debt          Total
                                               In Thousands

1996                                $ 6,304           $ 25,000     $ 31,304
1997                                  6,673             22,000       28,673
1998                                  6,079              4,400       10,479
1999                                 28,671              4,400       33,071
Later years                           1,127            106,200      107,327

Aggregate maturities
  of long-term debt                 $48,854           $162,000     $210,854

Real estate mortgages are collateralized by land and buildings. While the parent company is not directly obligated with respect to the real estate mortgages, it or a wholly-owned subsidiary has guaranteed the leases which have been assigned as collateral for such debt.

On October 14, 1993, the Company placed several series of notes totalling $37 million under its Medium Term Note (MTN) program.

                     Principal            Term         Interest Rate

Series 1            $15 Million         10 Years            5.87%
Series 2             12 Million          3 Years            4.53%
Series 3             10 Million          3 Years            4.55%

The borrowings under this program are to support the Company's international and domestic new business development and capital expenditures. To hedge the Company's investment in its foreign subsidiaries, it entered into foreign currency swap agreements in both Canadian dollars and British pounds sterling, in amounts equivalent to the MTN borrowings. The interest rate payable on the foreign currency is slightly higher than the interest received on the currency exchanged. This resulted in a deferred charge of $3.5 million which is being amortized to interest expense over the related terms of the swap agreements.

Since the swap agreements are accounted for as a hedge against the Company's investment in foreign subsidiaries, foreign exchange gains and losses on the agreements are recognized in shareholders' equity, offsetting translation adjustments associated with the Company's investment in foreign operations. The swap agreements contain rights of offset designed to reduce the Company's exposure to credit loss in the event of nonperformance by one of the counterparties. The counterparties to these agreements consist of a limited number of credit-worthy international financial institutions.

In May 1992, the Company completed an "in-substance defeasance" of its outstanding $50 million 8 1/8% promissory notes due May 1, 1993. The net proceeds of the Series A preferred stock offering (see Note C) were applied towards the purchase of $51.9 million of U. S. Treasury Bonds which were placed in trust. The U. S. Treasury Bonds had scheduled maturities sufficient to fund the Company's interest and principal payments due on the promissory notes from May 1, 1992 through the final maturity date of May 1, 1993. The Company incurred an after-tax extraordinary loss of $1.2 million, or $.02 per common share, for the early extinguishment of this debt.

On December 30, 1992, the Company called for the redemption its 7 1/4% convertible subordinated debentures, pursuant to a standby agreement with an underwriter. As a result, virtually all of the $69.8 million of outstanding debentures were converted into common stock with the balance redeemed. This transaction resulted in the issuance of 3,108,755 shares of common stock and increased shareholders' equity by $68.6 million. The standby fee paid to the underwriter as well as other expenses associated with the transaction were charged to additional paid-in capital.

As of January 29, 1994, the Company had unsecured committed lines of credit with its banks in the amount of $200 million with interest payable at rates equal to or less than prime. Actual short-term borrowings during the fiscal year ended January 29, 1994 were at rates below prime. These lines are used as backup to the Company's commercial paper program. At January 29, 1994, the entire $200 million of committed lines were available for use. The Company does not have any compensating balance requirements under these arrangements but is required to pay a fee on the available credit lines and must maintain a minimum net worth.

Pursuant to SFAS No. 107 "Disclosures About Fair Value of Financial Instruments," the Company has estimated the fair value of its long-term debt, including current installments. The fair value of the Company's long-term debt was estimated by using the quoted market price, if available, or by using discounted cash flow analysis based upon the Company's current incremental borrowing rates for similar types of borrowing arrangements. The fair value of long-term debt, including current installments at January 29, 1994 is
                                       10

estimated to be $230.9 million versus a carrying value of $216.8 million. These estimates do not necessarily reflect certain provisions or restrictions in the various debt agreements which might affect the Company's ability to settle these obligations.

B.  Commitments

The Company is committed under long-term leases for its continuing operations for the rental of real estate and fixtures and equipment, some of which meet the SFAS No. 13 definition of capital leases. Leases are generally for a 10 year initial term with options to extend for one or more 5 year periods. In addition, the Company is generally required to pay insurance, real estate taxes and other operating expenses and in some cases rentals based on a percentage of sales.

The following is a schedule of future minimum lease payments for continuing operations as of January 29, 1994:

                                                Capital         Operating
Fiscal Years                                     Leases            Leases
                                                       In Thousands

1995                                            $ 1,050          $135,970
1996                                              1,050           130,898
1997                                                997           121,345
1998                                                117           109,241
1999                                                  -            95,728
Later years                                           -           315,643
Total minimum lease payments                      3,214          $908,825
Less estimated executory costs                       (3)
Less amount representing interest                  (401)
Present value of net minimum capital
  lease payments                                 $2,810

The present value of net minimum capital lease payments is included in accrued expenses and other current liabilities and property under capital leases is included in furniture, fixtures and equipment on the balance sheets.

The rental expense under operating leases for continuing operations amounted to $126.3 million, $112.4 million and $100.7 million for fiscal years 1994, 1993 and 1992, respectively. The present value of the Company's operating lease obligations is $622.7 million as of January 29, 1994, including $78.0 million payable in fiscal 1995.

In fiscal 1990, the Company distributed to shareholders the common stock of Waban Inc., its former warehouse club division. Subsequent to the distribution, the Company continued to provide Waban with certain services, primarily data processing for an agreed upon fee. Waban has elected to continue data processing services only through July 1995. In addition, the Company is contingently liable on a number of Waban leases. The Company believes that in view of the nature of the leases and the fact that Waban is primarily liable, the Company's contingent liability on the Waban leases will not have a material effect on the Company's financial condition. For information on leases acquired by Ames Department Stores, Inc., see Note H.

C.  Stock Options, Stock Purchase Plans and Capital Stock

Under its stock option plan the Company has granted certain officers and key employees options for the purchase of common stock generally within ten years from the grant date at option prices of 100% of market price on the grant
                                       11

date. Most options outstanding are exercisable at various percentages starting one year after the grant, while certain options are exercisable in their entirety three years after the grant date. There were approximately 1,005,000 shares exercisable under the option plans as of January 29, 1994.

During June 1993, the Company amended its 1986 stock option plan to increase shares issuable under the plan by 3,000,000 and to extend the period during which awards may be made under the plan through April 7, 2003.

On April 8, 1993, the Company adopted a stock option plan for non-employee directors. Pursuant to the plan, each continuing or newly elected director who is not a present or former employee of the Company will receive an option to purchase 1,000 shares of common stock. On the date of each subsequent annual meeting, each continuing non-employee director will be granted an option to acquire an additional 500 shares of common stock and newly elected directors will each receive an option to purchase 1,000 shares of common stock. The exercise price of the options will be the fair market value of the common stock on the date of grant. The option will expire ten years after the date of grant and will become fully exercisable one year after the date of grant. The plan will expire after five years, but options outstanding will continue in effect according to their terms. A total of 50,000 shares have been reserved for issuance under this plan subject to adjustment by stock split and similar events.





































                                       12


Option activity during the past three fiscal years was as follows:

                                                       Shares Reserved for
                                                       Options      Future
                                     Option Prices     Granted      Grants

Outstanding at January 26, 1991    $10.250-$29.000   1,372,088   1,390,733
  Options or other stock awards
    granted                         15.375- 17.625     488,650    (509,150)
  Options exercised                 10.250- 16.980     (80,735)          -
  Cancellations                     10.250- 29.000     (78,968)     81,232

Outstanding at January 25, 1992     10.250- 29.000   1,701,035     962,815
  Options or other stock awards
    granted                         16.750- 21.250     512,650    (641,583)
  Options exercised                 10.250- 18.875    (215,612)          -
  Cancellations                     10.250- 29.000     (85,608)     85,960

Outstanding at January 30, 1993     10.250- 29.000   1,912,465     407,192
  Additional options authorized
    under 1986 plan                                          -   3,000,000
  Authorized under 1993 stock
    option plan for non-employee
    directors                                                -      50,000
  Options or other stock awards
    granted                         25.250- 32.875     566,790    (569,290)
  Options exercised                 10.250- 24.500    (249,719)          -
  Cancellations                     10.250- 28.000     (46,568)      3,300

Outstanding at January 29, 1994     10.250- 32.875   2,182,968   2,891,202

The shares reserved for future grants have been reduced by restricted stock awards issued under the 1986 Stock Incentive Plan, net of certain shares forfeited, which are returned to the Company. Through fiscal 1994, there have been a total of 486,001 shares issued and 80,625 shares forfeited. The shares were issued at par value, or at no cost, and have restrictions which generally lapse over three to five years from date of grant, with the exception of performance accelerated shares. These shares have restrictions which generally lapse equally over four to eight years, with a provision for accelerated vesting depending upon the Company's earnings, or other specified criteria. The market price in excess of cost is charged to income ratably over the period during which the restrictions lapse. Such pre-tax charges amounted to $1.7 million, $1.9 million and $.9 million in fiscal years 1994, 1993 and 1992, respectively.

In April 1992, the Company issued 250,000 shares of Series A cumulative convertible preferred stock in a private offering. The shares have a face value of $100 per share and are convertible into common stock at a price per common share of $21. There are 1,190,476 common shares reserved for the conversion of the Series A preferred stock. The net proceeds of $24.1 million were applied towards the Company's defeasance of its $50 million 8 1/8% promissory notes (see Note A). The Series A stock is not redeemable prior to April 1, 1995. Starting April 1, 1995, the Company may redeem the stock for a price of $104.80 per share, declining by $.80 per share each April 1 thereafter to $100 per share on April 1, 2001. The liquidation preference for Series A preferred stock is currently $106.40 per share and also declines $.80 per share each April 1 to $100 per share on April 1, 2001.


                                       13

In August 1992, the Company issued 1,650,000 shares of Series C cumulative convertible preferred stock in a public offering. The shares have a face value of $50 per share and are convertible into common stock at a price per common share of $25.9375. There are 3,180,723 common shares reserved for the conversion of the Series C preferred stock. The net proceeds of $80.3 million were used to support the Company's capital expenditure program and for other general corporate purposes. The Series C preferred stock is not redeemable prior to September 1, 1995. Starting September 1, 1995, the Company may redeem the stock for $52.1875 per share declining by $.3125 per share each September 1 thereafter to $50 per share on September 1, 2002. The liquidation preference for the Series C preferred stock is $50 per share.

Dividends on both the Series A and Series C preferred stock are payable quarterly on the first business day of each calendar quarter and accrue from date of issuance. The Company accrues the dividends evenly throughout the year. In fiscal 1994, the Company recorded $2.0 million of dividends on the Series A preferred and $5.2 million on the Series C preferred. In fiscal 1993, the Company recorded $1.6 million of dividends on Series A preferred and $2.3 million on the Series C preferred. The preferred dividends reduce net income to arrive at net income available to common shareholders.

The Series A and Series C preferred stock rank in parity with each other and both are senior to all other capital stock of the Company with respect to payment of dividends and upon liquidation. There are no voting rights for either preferred stock unless dividends are in arrears for a specified number of periods.

The Company's shareholder rights plan was redeemed subsequent to January 29, 1994 at a price of $.01 per common share. This redemption cost of $.7 million will be charged directly to shareholders' equity in fiscal 1995.

D.  Income Taxes

The provisions for income taxes were calculated according to SFAS No. 109 in fiscal 1994 and according to Accounting Principles Board Opinion No. 11 in fiscal 1993 and 1992. The retroactive impact of implementing SFAS No. 109 as of January 31, 1993 reduced deferred income taxes by $3,478,000 which was recorded as a gain due to the cumulative effect of an accounting change.






















                                       14


The provision for income taxes includes the following:

Fiscal Year Ended January                1994            1993         1992
                                                   In Thousands
Current:
 Federal                              $70,523         $58,582      $25,325
 State                                 16,632          18,647       11,319
 Foreign                                   90              -             -

Deferred:
 Federal                              (2,870)         (4,820)       11,459
 State                                  (739)         (3,335)        3,007
 Foreign                                    -               -            -

Provision for income taxes            $83,636         $69,074      $51,110

The fiscal 1994 deferred provision above reflects a $1.1 million benefit from a Canadian net operating loss carryforward as well as a charge of $.4 million for the adjustment of the Company's net deferred tax liability due to the increase in the statutory federal income tax rate enacted during the year.

As of January 29, 1994, the Company had a net deferred tax liability as follows:


                                                             In Thousands
Deferred tax assets:
- - Capital loss carryforward                                       $49,568
- - Foreign net operating loss carryforwards                          2,075
- - Reserves for discontinued operations                              8,877
- - Insurance costs not currently deductible
    for tax purposes                                               15,025
- - Pension, postretirement and employee benefits                    15,427
- - Leases                                                            4,318
- - Other                                                            12,159
- - Valuation allowance                                             (51,241)
    Total deferred tax assets                                      56,208

Deferred tax liabilities:
- - Property, plant and equipment                                    27,337
- - Safe harbor leases                                               54,817
- - Other                                                             8,017

    Total deferred tax liabilities                                 90,171

Net deferred tax liability                                        $33,963


The capital loss carryforward tax asset relates to the surrendering of the Ames preferred stock upon consummation of the Ames reorganization plan. Utilization of this pre-tax capital loss of $141.6 million is available against future capital gains and thus this deferred tax asset is fully reserved for in the valuation allowance.

The valuation allowance at the date of adoption was $50.6 million. The change during the year is the result of changes in foreign net operating loss carryforwards, utilization of a portion of the capital loss carryforward, and revaluing the capital loss carryforward at the new federal income tax rate of 35%.
                                       15


The Company has an available Canadian net operating loss carryforward of $2.4 million for tax purposes which has been fully recognized for financial reporting purposes. The Company also has a United Kingdom net operating loss carryforward of approximately $3 million for both tax and financial reporting purposes. Future utilization of these operating loss carryforwards is dependent upon future earnings of the Company's foreign subsidiaries. The Canadian operating loss expires for tax purposes in fiscal 1999.

During fiscal 1993 and 1992, deferred income taxes were provided for significant timing differences in the recognition of income and expenses for income tax and financial reporting purposes. The following is a summary of the major items comprising the federal and state deferred income tax provision in those years:

Fiscal Year Ended January                              1993          1992
                                                          In Thousands

Depreciation                                        $(1,242)      $(2,086)
Safe harbor leases                                   (1,924)       (1,280)
Alternative minimum tax                                   -         1,682
Discontinued operations                               8,731        17,620
Insurance costs not currently deductible             (6,107)       (1,501)
Other                                                (7,613)           31

Federal and state deferred
income tax provision                                $(8,155)      $14,466

The deferred income taxes related to safe harbor leasing transactions resulted in a corresponding offset of the current tax provision. The investment in tax leases amounted to $4.5 million at January 29, 1994, including a $.6 million adjustment associated with the Federal tax rate increase, and $4.2 million at January 30, 1993, and is included in other assets on the balance sheets.

The deferred income taxes associated with discontinued operations also resulted in a corresponding offset to the current tax provision. This item relates to the reversal of timing differences related to the loss on disposal of discontinued operations. See Note H for further information.

The Company's worldwide effective tax rate was 40% for the fiscal years ended January 29, 1994 and January 30, 1993 and 42% for the fiscal year ended January 25, 1992. These effective rates differ from the statutory federal income tax rate of 35% in fiscal 1994 and 34% in fiscal 1993 and 1992, by the effective state income tax rate, net of federal tax benefit, of 5% in fiscal 1994, 6% in fiscal 1993, and 8% in fiscal 1992. The fiscal 1994 worldwide effective rate includes the benefit of the Canadian net operating loss carryforward offset by the impact of the Company's entry into the United Kingdom. The higher effective rate for the fiscal year ended January 25, 1992 is primarily due to a limitation on state and foreign tax benefits for certain divisions' operating losses in that year.

E.  Pension Plans and Other Retirement Benefits

The Company has a non-contributory defined benefit retirement plan covering the majority of full-time employees. Employees who have attained twenty-one years of age and have completed one year of service are covered under the plan. Benefits are based on compensation earned in each year of service. The Company also has an unfunded supplemental retirement plan which covers certain key employees of the Company and provides additional retirement benefits based on average compensation.
                                       16


Net periodic pension cost of the Company's plans includes the following components:

Fiscal Year Ended January                   1994         1993         1992
                                                     In Thousands

Service cost                            $  3,375     $  2,650     $  2,171
Interest cost on projected benefit
  obligation                               5,995        5,466        4,984
Actual return on assets                  (12,188)     (10,828)     (10,856)
Net amortization and deferrals             5,760        5,031        5,660
Net periodic pension cost               $  2,942     $  2,319     $  1,959

The following table sets forth the funded status of the Company's pension plans and the amounts recognized in the Company's statements of financial position:

                                                  January 29, January 30,
                                                         1994        1993
                                                        In Thousands
Accumulated benefit obligation, including
  vested benefits of $78,588 and $65,109             $84,049      $68,620

Projected benefit obligation                         $90,092      $72,045
Plan assets at fair market value                      75,378       67,125

Projected benefit obligation in excess of
  plan assets                                         14,714        4,920
Unrecognized net gain (loss) from past experience
  different from that assumed and
  effects of changes in assumptions                   (4,584)       2,131
Prior service cost not yet recognized in net
  periodic pension cost                               (1,218)        (984)
Unrecognized net asset (obligation) as of initial
  date of application of SFAS No. 87                    (138)         292
Accrued pension cost included in accrued expenses    $ 8,774      $ 6,359


The projected benefit obligation in excess of plan assets is primarily attributable to the Company's unfunded supplemental retirement plan.

The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.0% and 8.0% for fiscal years 1994 and 1993, respectively. The rate of increase on future compensation levels was 5% in fiscal years 1994 and 1993 and the expected long-term rate of return on assets was 9.5% in fiscal years 1994 and 1993. The Company's funding policy is to contribute annually an amount allowable for federal income tax purposes. Pension plan assets consist primarily of fixed income and equity securities.

Effective January 31, 1993, the Company adopted the Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions." This standard requires accrual for the cost of postretirement health care and life insurance benefits during the years that an employee provides services to the Company. The Company has elected to recognize the transition obligation in full as of January 31, 1993, and accordingly has recorded a one-time implementation charge of $6,145,000, net of a tax benefit of $3,937,000, as a cumulative effect of an accounting change. The Company's cash flows are not impacted by the new accounting.
                                       17


The Company's postretirement benefit plan is unfunded and provides limited postretirement medical and life insurance benefits to associates who participate in the Company's retirement plan and who retire at age 55 or older with 10 years or more of service.

Net periodic postretirement benefit cost for fiscal 1994 totals $1.3 million including $5 million of service cost and $.8 million of interest cost on projected benefit obligation.

The components of the accumulated postretirement benefit obligation and the amount recognized in the Company's statements of financial position at January 29, 1994 are as follows:


                                                             In Thousands
Accumulated postretirement obligation:
Retired associates                                                $ 7,038
Fully eligible active associates                                      302
Other active associates                                             4,565
Accumulated postretirement obligation                              11,905
Unrecognized net gain (loss) due to change in assumptions          (1,140)
Accrued postretirement benefits included in accrued expense       $10,765


Assumptions used in determining the actuarial present value of the accumulated postretirement obligation include a discount rate of 7.0% at January 29, 1994 and 8.0% at January 31, 1993 and a medical inflation rate of 5% in both periods. Due to the nature of the plan, the Company's exposure to medical inflation is primarily limited to increases in the Medicare deductible.

The Company sponsors an employee savings plan under Section 401(k) of the Internal Revenue Code for eligible employees. Employees may contribute up to 15% of eligible pay. The Company matches employee contributions up to 5% of eligible pay at rates ranging from 25% to 50% based upon Company performance. The Company contributed $2.2 million in fiscal 1994, $1.9 million in fiscal 1993 and $1.1 million in fiscal 1992.

Statement of Financial Accounting Standards No. 112 (SFAS No. 112) "Employers' Accounting for Postemployment Benefits" was issued in November 1992 and requires the recognition of an obligation for all benefits provided after employment but before retirement to former or inactive employees. Implementation of SFAS No. 112 is required for fiscal years beginning after December 15, 1993. The Company has determined that the impact of SFAS No. 112 will be immaterial.

F.  Accrued Expenses and Other Current Liabilities

The major components of accrued expenses and other current liabilities are as follows:

                                                 January 29,    January 30,
                                                        1994           1993
                                                       In Thousands

Employee compensation and benefits                  $ 59,296       $ 42,673
Reserves associated with discontinued
  operations                                          17,618         45,944
Insurance, rent, utilities, advertising
  and other                                          168,225        157,148
                                       18


Accrued expenses and other current liabilities      $245,139       $245,765

G.  Supplemental Cash Flow Information

The Company's cash payments for interest expense and income taxes, including discontinued operations, and its non-cash investing and financing activities for the past three years are as follows:

                                   January 29,   January 30,   January 25,
Fiscal Year Ended                         1994          1993          1992
                                                In Thousands

Cash paid for:
  Interest, net of amounts
    capitalized                        $18,573       $28,166       $27,328
  Income taxes                          94,580        65,040        37,955

Non-cash investing and financing
    activities:

  Conversion of 7 1/4% convertible
    debentures into common stock             -       $69,031             -

  Capital lease additions                    -         4,069             -



H.  Investment in Ames Department Stores, Inc. and Contingent Liabilities

In October 1988, the Company completed the sale of its former Zayre Stores division to Ames Department Stores, Inc. ("Ames"). The Company received $431.4 million in cash, a 12%-16% ten-year $200 million increasing rate note receivable (the "Ames Note"), which was paid on May 24, 1989, and 400,000 shares of 6% cumulative convertible senior preferred stock of Ames then valued at $140 million.

In its results for the fiscal year ended January 27, 1990, the Company provided a $185 million ($172.1 million after-tax) reserve against its preferred stock investment in Ames Department Stores, Inc., and for contingent lease and other liabilities associated with the sale of the former Zayre Stores division to Ames in fiscal 1989. On April 25, 1990, Ames filed for protection under Chapter 11 of the Federal Bankruptcy Code.

The Company continued to monitor the adequacy of its reserves since the April 1990 bankruptcy filing of Ames and in the fourth quarter of the fiscal year ended January 25, 1992 increased its reserves by recording a charge of $50 million, net of tax benefits of $27 million, to discontinued operations.

On December 30, 1992, Ames emerged from bankruptcy via its Third Amended and Restated Plan of Reorganization. Upon consummation of the plan, the Company received $23 million in cash, 4% of the voting stock of the new Ames and the right to receive up to an additional $7 million in cash based on Ames exceeding its cash flow projections for future years by varying amounts. The Company also surrendered the Ames preferred stock it received in the sale of the Zayre Stores division. Ames also released all claims (including any fraudulent conveyance and preference claim) that it might have had against the Company. The Company is liable for certain amounts to be distributed under the plan for certain unassigned landlord claims under certain former Zayre store leases on which Zayre Corp. was liable as of the date of acquisition and which Ames has rejected.

As of January 29, 1994, the Company has available reserves of $17.6 million for lease and other contingent liabilities associated with the sale of the Zayre stores to Ames and believes these reserves should be adequate to cover all reasonably expected liabilities that it may incur as a result of the Ames bankruptcy.

The Company remains contingently liable for the leases of most of the former Zayre stores still operated by Ames. The Company also has the potential of recognizing tax benefits, subject to federal income tax considerations, related to the $141.6 million capital loss carryforward created by surrendering the Ames preferred stock.

I.  Segment Information

For data on industry segments for fiscal 1994, 1993 and 1992 see page 18.

Selected Financial Data (Continuing Operations)


Fiscal Year Ended January  1994       1993       1992       1991       1990
                       Dollars in Thousands Except Per Common Share Amounts

Income statement and
per common share data:
 Net sales           $3,626,604 $3,261,240 $2,757,715 $2,446,279 $2,148,735
 Income from
   continuing
   operations
   before extra-
   ordinary item and
   cumulative effect
   of accounting
   changes              127,046    104,044     70,114     74,128     75,685*
 Number of common
   shares for
   primary and fully
   diluted earnings
   per common share
   computations      74,192,358 73,873,276 70,050,835 72,924,288 68,083,045*
 Earnings per common
   share from continuing
   operations before
   extraordinary item
   and cumulative effect
   of accounting changes  $1.62      $1.40      $1.00      $1.06      $1.16*
 Dividends per common
   share                    .50        .46        .46        .46        .40


Balance sheet data:
 Working capital     $  290,203 $  245,312 $  171,611 $  230,444 $  193,631
 Total assets         1,427,370  1,305,096  1,105,319  1,047,301    949,098
 Capital expenditures,
   excluding
   capitalized
   leases               125,848    107,881     89,532     79,019     67,464
 Long-term debt         210,854    179,787    307,385    308,593    295,361
 Shareholders' equity   590,900    505,184    260,517    270,507    228,451

Stores in operation end
 of year:
   T.J. Maxx                512        479        437        393        352
   Hit or Miss              493        505        576        574        546
   Winners                   27         15          9          5          -
   HomeGoods                 10          6          -          -          -


* Effected by the fiscal 1990 restructuring and thus not comparable to subsequent years.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF           The TJX Companies, Inc.
RESULTS OF OPERATIONS AND FINANCIAL CONDITION


RESULTS OF CONTINUING OPERATIONS

Income from Continuing Operations Before Extraordinary Item and Cumulative Effect of Accounting Changes: Income from continuing operations before extraordinary item and cumulative effect of accounting changes was $127.0 million for fiscal 1994 versus $104.0 million and $70.1 million in fiscal 1993 and fiscal 1992, respectively. On a fully diluted earnings per common share basis, income from continuing operations before extraordinary item and cumulative effect of accounting changes was $1.62 in fiscal 1994 versus $1.40 in fiscal 1993 and $1.00 in fiscal 1992. These results are prior to a net after-tax charge for the cumulative effect of accounting changes of $2.7 million, or $.04 per common share, in fiscal 1994, an extraordinary charge of $1.2 million, or $.02 per common share, for the defeasance of the Company's 8 1/8% promissory notes in fiscal 1993, and a $50 million after-tax charge, or $.71 per common share, for discontinued operations in fiscal 1992.

The Company's operating income of its three major segments increased 13.9% in fiscal 1994 and 39.5% in fiscal 1993. The off-price family apparel store segment, comprised of T.J. Maxx and Winners, achieved increases in operating income of 9.3% in fiscal 1994 and 19.8% in fiscal 1993. The Company's off-price women's specialty stores, comprised of the Company's Hit or Miss division, recorded operating income of $5.0 million in fiscal 1994 against
losses of $5.5 million in fiscal 1993 and $26.4 million in fiscal 1992.   The
Company's off-price catalog operation, Chadwick's of Boston, achieved operating income increases of 7.3% in fiscal 1994 and 71.8% in fiscal 1993. Certain factors contributing to these results by segment are highlighted in the discussion that follows.

Net Sales: Net sales for fiscal 1994 increased 11.2% to $3.63 billion from $3.26 billion in fiscal 1993. Fiscal 1993 net sales increased 18.3% over sales of $2.76 billion in fiscal 1992. Fiscal 1993 was a 53 week year versus 52 weeks for fiscal 1994 and 1992. On a comparable 52 week basis, net sales increased 12.5% in fiscal 1994 and 16.7% in fiscal 1993. Same store sales, presented on a comparable 52 week basis, increased 2% on a consolidated basis for fiscal 1994 versus an increase of 5% in fiscal 1993. Difficult weather conditions in many geographic areas during fiscal 1994 affected sales results.

T.J. Maxx achieved same store sales increases of 2% in fiscal 1994 and 5% in fiscal 1993. During fiscal 1994, T.J. Maxx performed best in regions where weather was more seasonal such as the West coast, Southwest and Southeast. Winners achieved same store sales increases of 7% in fiscal 1994 and 24% in fiscal 1993. Hit or Miss achieved a 4% same store sales increase in fiscal 1994 and a 6% same store sales increase in fiscal 1993. Hit or Miss' total sales declined slightly in fiscal 1994 and experienced only a modest increase in total sales in fiscal 1993 due to a net reduction in the number of stores operated by the chain as a result of its real estate repositioning program. Chadwick's sales increased 45% in fiscal 1994, despite several catalogs that performed below expectations, versus a sales increase of 68% in fiscal 1993. Chadwick's contribution to consolidated sales reached 11.6% in fiscal 1994 versus 8.9% in fiscal 1993 and 6.3% in fiscal 1992.

[A pie chart is included in the discussion of Net Sales entitled "Divisional Net Sales" and includes the following data:]

                                         Divisional Net Sales
                                        $ in Millions FYE 1/94

              T.J. Maxx                        $2,745
              Chadwick's                          421
              Hit or Miss                         373
              Winners                              87

Cost of Sales, Including Buying and Occupancy Costs: The cost of sales, including buying and occupancy costs, as a percentage of net sales was 75.1%, 75.7% and 76.8% in fiscal 1994, 1993 and 1992, respectively. The off-price family apparel segment had a slight improvement in its gross margin in both fiscal 1994 and 1993 through its continued combination of increases in same
store sales and tight inventory control.   Hit or Miss experienced a gross
margin increase in both fiscal 1994 and fiscal 1993. Chadwick's experienced a decline in its gross margin, especially in fiscal 1994, as it absorbed costs to liquidate residual inventory from several of its catalogs. Chadwick's operates at a higher gross margin than do the Company's store divisions, thus the continuing increase in Chadwick's contribution to the Company's consolidated results had the net effect of improving gross margin on a consolidated basis.

Selling, General and Administrative Expenses: Selling, general and administrative expenses as a percentage of net sales were 18.6%, 18.2% and 17.8% in fiscal 1994, 1993 and 1992, respectively. The off-price family apparel stores segment maintained a relatively consistent expense ratio over this time frame while Hit or Miss realized expense ratio decreases.
Chadwick's increased operating costs and its growth in contribution to consolidated results increased the expense ratio on a consolidated basis as its selling, general and administrative expenses as a percentage of net sales is higher than that of the other divisions. This, along with the start-up costs associated with the Company's United Kingdom and HomeGoods ventures, are the prime reasons for the increase in this ratio for both fiscal 1994 and 1993. The Company will further test these ventures in fiscal 1995. The increase in fiscal 1993 is also attributable to the reserves established for the Hit or Miss real estate repositioning, the operating loss incurred by the Value Mart operation and the reserve for the closing of most of the Value Mart locations.

Interest Expense: Interest expense was $19.0 million in fiscal 1994, $26.3 million in fiscal 1993 and $27.3 million in fiscal 1992. Interest expense for fiscal 1994 includes the interest on $37 million of Medium Term Notes issued by the Company in October 1993. The overall decrease in interest for fiscal 1994 is due to lower borrowing rates, the conversion to equity of the Company's 7 1/4% convertible subordinated debentures completed in December 1992 and interest income of $2.0 million, recorded in the fourth quarter, associated with a federal tax refund. The decrease in interest expense in fiscal 1993 is primarily attributable to the defeasance of the Company's 8 1/8% promissory notes completed in May 1992.

Income Taxes: The Company's worldwide effective income tax rate was 40% in fiscal 1994 and fiscal 1993 and 42% in fiscal 1992. In fiscal 1994, increases in the tax rate associated with the new U.S. tax law passed in August 1993, as well as the impact of the Company's entry into the United Kingdom, were offset by a lower effective state income tax rate and the benefit of a Canadian net operating loss carryforward. The increase in the current tax provision for fiscal 1994, due to the new U.S. tax law enacted in August 1993, reduced net
                                       23

income by $.02 per common share. The higher rate in fiscal 1992 was primarily due to a limitation on state and foreign tax benefits for certain divisions' operating losses.

During the Company's first quarter period of fiscal 1994, the Company implemented Statement of Financial Accounting Standards No. 109 (SFAS No. 109) "Accounting for Income Taxes" which resulted in an after-tax gain of $3.5 million due to the cumulative effect of implementing this accounting change.

CAPITAL SOURCES AND LIQUIDITY

Operating Activities: Net cash provided by operating activities was $84.4 million, $138.6 million and $105.6 million in fiscal 1994, 1993 and 1992, respectively. The decrease in cash provided by operating activities in fiscal 1994 reflects an increase in income taxes paid as well as a lower ratio of consolidated accounts payable to merchandise inventories. In addition, all years reflect payments against the discontinued operations reserve while fiscal 1993 payments are offset by the cash settlement received by the Company under the Ames bankruptcy reorganization plan.

Inventories as a percentage of net sales were 21.3% in fiscal 1994, 20.6% in fiscal 1993 and 20.0% in fiscal 1992. The increase in the percentage in both years reflects the growth in Chadwick's which maintains a higher inventory as a percentage of net sales than the other divisions. In addition, the increase in fiscal 1994 is effected by Winners as its ratio of inventory to net sales moved closer to that of the T.J. Maxx division. Working capital was $290.2 million in fiscal 1994, $245.3 million in fiscal 1993 and $171.6 million in fiscal 1992. The increase each fiscal year is primarily due to increased inventory levels to support the growth in the Company's operations.

Investing Activities: The principal investing activities of the Company are for capital expenditures. Total capital expenditures for the last two years are set forth in the table below:



Fiscal Year Ended January                           1994            1993

                                                         In Millions
New stores                                          $ 45.8        $ 52.5
Store renovations and improvements                    25.3          24.8
Office and distribution centers                       54.7          30.6

Capital expenditures, excluding
   capitalized leases                               $125.8        $107.9


The fiscal 1994 capital expenditures include the costs associated with T.J. Maxx's new distribution center in Charlotte, N.C. Fiscal 1994 and 1993 capital expenditures include costs associated with the expansion of Chadwick's fulfillment center.

The Company expects that capital expenditures will approximate $140 million for fiscal 1995, including approximately $60 million for new stores, primarily T.J. Maxx; $48 million for improvements to existing stores, primarily T.J. Maxx; and approximately $32 million for office and distribution centers.

Financing Activities: During fiscal 1994, the Company filed a shelf registration statement which allows the Company to issue up to $75 million of Medium Term Notes. On October 14, 1993, the Company placed several series of
                                       24

notes totalling $37 million under this program. The borrowings are to support the Company's international and domestic new business development and capital expenditures. To hedge the Company's investment in its foreign subsidiaries, it entered into foreign currency swap agreements in both Canadian dollars and British pounds sterling, in amounts equivalent to the Medium Term Note borrowings. See Note A to the Financial Statements for further information.

During fiscal 1993, the Company entered into a series of financing transactions which contributed to the increase in its shareholders' equity by $244.7 million while reducing its long-term debt by $127.6 million. In April 1992, the Company issued 250,000 shares of Series A cumulative convertible preferred stock in a private offering. The net proceeds of $24.1 million were applied towards the defeasance of the Company's $50 million 8 1/8% promissory notes due May 1, 1993, resulting in an extraordinary after-tax charge of $1.2 million. In August 1992, the Company completed a public offering of 1,650,000 shares of Series C cumulative convertible preferred stock. The net proceeds of $80.3 million of this offering were used for the Company's capital expenditure program and for other general corporate purposes. In December 1992, the Company called for redemption all of its outstanding 7 1/4% convertible subordinated debentures. This call for redemption resulted in virtually all of the outstanding debentures being converted into common stock at a conversion price of $22.45 per share, with the balance of the bonds being redeemed. This transaction reduced the Company's long-term debt by $69.8 million and increased shareholders' equity by $68.6 million, through the issuance of 3,108,755 shares of common stock. As a result of these efforts, equity as a percentage of long-term capital was 73.7% at the end of fiscal 1994 and 73.8% at the end of fiscal 1993, versus 45.9% at the end of fiscal 1992.

During fiscal 1992, the Company purchased the Chadwick's fulfillment center and as part of the transaction assumed a $5.5 million, 9 5/8% real estate mortgage, maturing June 1, 1998.

The Company declared quarterly dividends on its common stock of $.125 per share in fiscal 1994 and $.115 per share in fiscal 1993. Annual dividends on common stock totalled $36.7 million and $32.2 million in fiscal 1994 and 1993, respectively. In addition, in fiscal 1993, the Company recorded dividends on its Series A and Series C preferred stock, from date of issuance, of $3.9 million while fiscal year 1994 reflects a full year of dividends totalling $2.0 million for the Series A preferred stock and $5.2 million for the Series C preferred stock.

The Company has traditionally funded its seasonal merchandise requirements through short-term bank borrowings and the issuance of short-term commercial paper and has made it a practice to repay all such short-term borrowings prior to year end. The Company has unsecured committed short-term credit lines totalling $200 million, all of which were available for use as of January 29, 1994. These lines, when needed, are drawn upon or used as backup to the Company's commercial paper program. The maximum amount of short-term borrowings outstanding during fiscal 1994, 1993 and 1992 was $133.0 million, $104.3 million and $26.5 million, respectively. Management believes that the Company's internally generated funds along with available short-term credit lines and ability to access external financing sources, are adequate to meet its needs. For further information regarding the Company's long-term debt and capital stock transactions, see Notes A and C to the consolidated financial statements.

New Accounting Standards: Statement of Financial Accounting Standards No. 112 (SFAS No. 112) "Employers' Accounting for Postemployment Benefits" was issued in November 1992 and requires the recognition of an obligation for all
                                       25

benefits provided after employment but before retirement to former or inactive employees. Implementation of SFAS No. 112 is required for fiscal years beginning after December 15, 1993. The Company has determined that the impact of SFAS No. 112 will be immaterial.

Ames Department Stores, Inc. and Related Contingent Liabilities: In October 1988, the Company completed the sale of its former Zayre Stores division to Ames Department Stores, Inc. ("Ames"). The Company received $431.4 million in cash, a 12%-16% ten-year $200 million increasing rate note receivable (the "Ames Note"), which was paid on May 24, 1989, and 400,000 shares of 6% cumulative convertible senior preferred stock of Ames then valued at $140 million.

In its results for the fiscal year ended January 27, 1990, the Company provided a $185 million ($172.1 million after-tax) reserve against its preferred stock investment in Ames and for contingent lease and other liabilities associated with the sale of the former Zayre Stores division to Ames in fiscal 1989. On April 25, 1990, Ames filed for protection under Chapter 11 of the Federal Bankruptcy Code.

The Company continued to monitor the adequacy of its reserves since the April 1990 bankruptcy filing of Ames and in the fiscal year ended January 25, 1992 increased its reserves by recording a charge of $50 million, net of tax benefits of $27 million, to discontinued operations.

On December 30, 1992, Ames emerged from bankruptcy via its Third Amended and Restated Plan of Reorganization. Upon consummation of the plan, the Company received $23 million in cash, 4% of the new voting stock of Ames and the right to receive up to an additional $7 million in cash based on Ames exceeding its cash flow projections for future years by varying amounts. The Company also surrendered the preferred stock it received in the sale of the Zayre Stores division. Ames also released all claims (including any fraudulent conveyance and preference claim) that it might have had against the Company. The Company is liable for certain amounts to be distributed under the plan on certain unassigned landlord claims under certain former Zayre store leases on which Zayre Corp. was liable as of the date of acquisition and which Ames has rejected.

As of January 29, 1994, the Company has available reserves of $17.6 million for lease and other contingent liabilities associated with the sale of the Zayre stores to Ames and believes these reserves should be adequate to cover all reasonably expected liabilities that it may incur as a result of the Ames bankruptcy.

The Company remains contingently liable for the leases of most of the former Zayre stores still operated by Ames. The Company also has the potential for recognizing tax benefits, subject to federal income tax considerations, related to the $141.6 million capital loss carryforward created by surrendering the Ames preferred stock.

Report of Independent Accountants


COOPERS & LYBRAND

To the Board of Directors of The TJX Companies, Inc.:

We have audited the accompanying consolidated balance sheets of The TJX Companies, Inc. and subsidiaries as of January 29, 1994 and January 30, 1993 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three fiscal years in the period ended January 29, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The TJX Companies, Inc. and subsidiaries as of January 29, 1994 and January 30, 1993 and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended January 29, 1994 in conformity with generally accepted accounting principles.



Boston, Massachusetts
March 2, 1994                                COOPERS & LYBRAND

Report of Management



The financial statements and related financial information in this annual report have been prepared by management which is responsible for their integrity, objectivity and consistency. The financial statements were prepared in accordance with generally accepted accounting principles and necessarily include amounts which are based upon judgments and estimates made by management.

    The Company maintains a system of internal controls designed to provide, at appropriate cost, reasonable assurance that assets are safeguarded, transactions are executed in accordance with management's authorization and the accounting records may be relied upon for the preparation of financial statements. The system of controls includes the careful selection and training of associates, and the communication and application of formal policies and procedures that are consistent with high standards of accounting and administrative practices. The accounting and control systems are continually reviewed, evaluated and where appropriate, modified to accommodate changing business conditions and the recommendations of the Company's internal auditors and the independent public accountants.

    An Audit Committee, comprised of members of the Board of Directors who are neither officers nor employees of the Company, meets periodically with management, internal auditors and the independent public accountants to review matters relating to the Company's financial reporting, the adequacy of internal accounting controls and the scope and results of audit work. The Committee is responsible for reporting the results of its activities and for recommending the selection of independent auditors to the full Board of Directors. The internal auditors and the independent public accountants have free access to the Committee and the Board of Directors.

    The financial statements have been examined by Coopers & Lybrand, whose report appears separately. Their report expresses an opinion as to the fair presentation of the consolidated financial statements and is based on an independent examination performed in accordance with generally accepted auditing standards.



Bernard Cammarata                       Donald G. Campbell
President and Chief Executive Officer   Senior Vice President - Finance and
                                        Chief Financial Officer
March 2, 1994

Selected Quarterly Financial Data (Unaudited)  The TJX Companies, Inc.



                                       First    Second     Third     Fourth
                                     Quarter   Quarter   Quarter    Quarter
                               In Thousands Except Per Common Share Amounts

Fiscal year ended January 29, 1994
  Net sales                         $785,637  $841,054  $959,683 $1,040,230
  Gross earnings*                    200,231   204,550   262,342    236,655
  Income before extraordinary
    item and cumulative effect
    of accounting changes             22,657    25,985    47,721     30,683
    Per common share, fully diluted      .28       .33       .61        .39
  Net income                          19,990    25,985    47,721     30,683
    Per common share, fully diluted      .25       .33       .61        .39

Fiscal year ended January 30, 1993
  Net sales                         $670,937  $753,622  $839,116 $  997,565
  Gross earnings*                    163,087   177,057   224,412    228,749
  Income before extraordinary item    15,146    19,033    40,514     29,351
    Per common share, fully diluted      .22       .26       .53        .38
  Net income                          13,948    19,033    40,514     29,351
    Per common share, fully diluted      .20       .26       .53        .38



* Gross earnings equals net sales less cost of sales, including buying and occupancy costs.




Price Range of Common Stock

The common  stock of  the Company  is listed  on the  New York  Stock Exchange
(Symbol:TJX).   The quarterly  high and  low stock  prices for fiscal 1994 and fiscal 1993 are as follows:

                                            Fiscal 1994       Fiscal 1993
Quarter                                    High      Low     High      Low

First                                   $33 1/4  $27      $20      $15 3/4
Second                                   34 1/4   26       19 1/2   15 3/8
Third                                    33 3/8   24 1/2   25 5/8   18 7/8
Fourth                                   34 1/4   25 3/8   29       25


The approximate number of common shareholders at January 29, 1994 was 28,000. The Company declared four quarterly dividends of $.125 and $.115 per common share for fiscal years 1994 and 1993, respectively.

Shareholder Information


Transfer Agent and Registrar,
Common and Series C Preferred Stock
State Street Bank and Trust Company
Boston, Massachusetts
1-800-426-5523


Trustees
Public Debentures and Notes
9 1/2% Sinking Fund Debentures
    Chase Manhattan Bank
    New York, New York


Auditors
Coopers & Lybrand


Independent Counsel
Ropes & Gray


Form 10-K
Information concerning the Company's operations and financial position is provided in this report and in the Form 10-K Report filed with the Securities and Exchange Commission. A copy of the 10-K Report may be obtained without charge by writing or calling:

    The TJX Companies, Inc.
    Investor Relations
    770 Cochituate Road
    Framingham, Massachusetts 01701
    (508)390-2323


Annual Meeting
The 1994 annual meeting will be held at 11:00 a.m. on Tuesday, June 7, 1994 in the Enterprise Room, 5th Floor at State Street Bank, 225 Franklin Street, Boston, Massachusetts.


Executive Offices
Framingham, Massachusetts 01701