Form 10-K, Exhibit 13
period 1995-01-28
TJX COMPANIES INC /DE/
filed 1995-04-19
CIK 109198

EXHIBIT 13


Consolidated Statements of Income                    The TJX Companies, Inc.

                                          January 28, January 29, January 30,
Fiscal Year Ended                                1995        1994        1993
                                                                   (53 Weeks)
                                Dollars in Thousands Except Per Share Amounts

Net sales                                  $3,842,818  $3,626,604  $3,261,240

Cost of sales, including buying and
  occupancy costs                           2,927,112   2,722,826   2,467,935
Selling, general and administrative
  expenses                                    748,003     674,055     593,889
Interest on debt and capital leases            25,893      19,041      26,298

Income before income taxes,
  extraordinary item and cumulative
  effect of accounting changes                141,810     210,682     173,118

Provision for income taxes                     59,191      83,636      69,074

Income before extraordinary item and
  cumulative effect of accounting changes      82,619     127,046     104,044

Extraordinary (loss), net of income taxes           -           -      (1,198)
Cumulative effect of accounting changes,
  net of income taxes                               -      (2,667)          -

Net income                                     82,619     124,379     102,846

Preferred stock dividends                      (7,156)     (7,156)     (3,939)

Net income available to common
  shareholders                             $   75,463  $  117,223  $   98,907

Number of common shares for primary
  and fully diluted earnings per
  share computations                       73,467,003  74,192,358  73,873,276

Primary and fully diluted earnings
  per common share:
    Income before extraordinary item
      and cumulative effect of
      accounting changes                        $1.03       $1.62       $1.40
    Extraordinary (loss)                            -           -        (.02)
    Cumulative effect of accounting
      changes                                       -        (.04)          -

    Net income                                  $1.03       $1.58       $1.38

Cash dividends per common share                 $ .56       $ .50       $ .46


The accompanying notes are an integral part of the financial statements.

Consolidated Balance Sheets                           The TJX Companies, Inc.

                                                     January 28,   January 29,
                                                            1995          1994
                                                           In Thousands
Assets
  Current assets:
    Cash and cash equivalents                         $   41,569    $   58,102
    Accounts receivable                                   43,440        30,639
    Merchandise inventories                              937,729       772,324
    Prepaid expenses                                      23,459        20,791

      Total current assets                             1,046,197       881,856

  Property at cost:
    Land and buildings                                   114,736       110,793
    Leasehold costs and improvements                     302,844       256,929
    Furniture, fixtures and equipment                    447,840       398,106
                                                         865,420       765,828
    Less accumulated depreciation and amortization       377,595       326,685
                                                         487,825       439,143

  Other assets                                            14,319        13,744
  Goodwill, net of amortization                           89,877        92,627

      Total Assets                                    $1,638,218    $1,427,370

Liabilities
  Current liabilities:
    Short-term debt                                   $   20,000    $        -
    Current installments of long-term debt                31,306         5,936
    Accounts payable                                     439,277       340,578
    Accrued expenses and other current liabilities       267,682       245,139

      Total current liabilities                          758,265       591,653

  Long-term debt, exclusive of current installments      239,478       210,854

  Deferred income taxes                                   33,523        33,963

Shareholders' Equity
  Preferred stock at face value, authorized
    5,000,000 shares, par value $1, issued
    and outstanding cumulative convertible
    stock of:
      250,000 shares of 8% Series A                       25,000        25,000
      1,650,000 shares of 6.25% Series C                  82,500        82,500
  Common stock, authorized 150,000,000 shares,
    par value $1, issued and outstanding
    72,401,254 and 73,430,615 shares                      72,401        73,431
  Additional paid-in capital                             267,937       284,744
  Retained earnings                                      159,114       125,225

      Total shareholders' equity                         606,952       590,900

      Total Liabilities and Shareholders' Equity      $1,638,218    $1,427,370

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Shareholders' Equity       The TJX Companies, Inc.


                        Preferred      Common  Additional   Retained
                           Stock,  Stock, Par     Paid-in   Earnings
                       Face Value    Value $1     Capital   (Deficit)    Total
                                               In Thousands

Balance, January 25, 1992 $     -     $69,803    $228,856   $(38,142) $260,517
  Net income                    -           -           -    102,846   102,846
  Cash dividends:
    Preferred stock             -           -           -     (3,939)   (3,939)
    Common stock                -           -     (16,070)   (16,103)  (32,173)
  Sale and issuance of
    cumulative convertible
    preferred stock:
      Series A             25,000           -        (850)         -    24,150
      Series C             82,500           -      (2,221)         -    80,279
  Sale and issuance of
    common stock, net
    of shares repurchased,
    under stock
    incentive plans             -         310       3,157          -     3,467
  Conversion of 7 1/4%
   convertible subordinated
   debentures, net              -       3,109      65,474          -    68,583
  Other                         -           -       1,454          -     1,454

Balance, January 30, 1993 107,500      73,222     279,800     44,662   505,184
  Net income                    -           -           -    124,379   124,379
  Cash dividends:
    Preferred stock             -           -           -     (7,156)   (7,156)
    Common stock                -           -           -    (36,660)  (36,660)
  Sale and issuance of
    common stock, net
    of shares repurchased,
    under stock
    incentive plans             -         209       4,563          -     4,772
  Other                         -           -         381          -       381

Balance, January 29, 1994 107,500      73,431     284,744    125,225   590,900
  Net income                    -           -           -     82,619    82,619
  Cash dividends:
    Preferred stock             -           -           -     (7,156)   (7,156)
    Common stock                -           -           -    (41,574)  (41,574)
  Sale and issuance of
    common stock, net
    of shares repurchased,
    under stock
    incentive plans             -          29         807          -       836
  Common stock repurchased      -      (1,059)    (18,202)         -   (19,261)
  Other                         -           -         588          -       588

Balance,January 28, 1995 $107,500     $72,401    $267,937   $159,114  $606,952

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flows            The TJX Companies, Inc.

                                         January 28, January 29, January 30,
Fiscal Year Ended                               1995        1994        1993
                                                                  (53 Weeks)
                                                     In Thousands
Cash flows from operating activities:
 Net income                                 $ 82,619    $124,379    $102,846
 Adjustments to reconcile net income
   to net cash provided by operating
   activities:
    Extraordinary item                             -           -       1,198
    Cumulative effect of accounting
     changes                                       -       2,667           -
    Depreciation and amortization             76,528      67,544      62,933
    Loss on property disposals                 6,223       1,714       9,527
    Other, net                                   908        (277)      5,518
    Changes in assets and liabilities:
     (Increase) in accounts receivable       (12,801)     (6,518)     (2,292)
     (Increase) in merchandise
      inventories                           (165,405)    (99,970)   (119,888)
     (Increase) in prepaid expenses           (2,668)     (2,898)     (3,189)
     Increase in accounts payable             98,699      14,800      64,001
     Increase (decrease) in accrued
      expenses and other current
       liabilities                            20,886     (13,993)     25,536
     (Decrease) in deferred income taxes        (440)     (3,000)     (7,559)

Net cash provided by operating activities    104,549      84,448     138,631

Cash flows from investing activities:
 Property additions                         (127,826)   (125,848)   (107,881)

Net cash (used in) investing activities     (127,826)   (125,848)   (107,881)

Cash flows from financing activities:
 Proceeds from borrowings of
   short-term debt                            20,000           -           -
 Proceeds from borrowings of
   long-term debt                             65,500      37,000           -
 Principal payments on long-term debt         (6,057)     (4,201)    (10,392)
 Prepayment of long-term debt                 (5,449)          -           -
 Defeasance of 8 1/8% promissory notes             -           -     (51,897)
 Proceeds from sale and issuance of
   Series A and Series C preferred
   stock, net                                      -           -     104,429
 Proceeds from sale and issuance of
   common stock, net                             741       3,828       3,081
 Common stock repurchased                    (19,261)          -           -
 Cash dividends paid                         (48,730)    (43,816)    (36,112)
 Other                                             -           -        (462)

Net cash provided by (used in) financing
 activities                                    6,744      (7,189)      8,647

Net increase (decrease) in cash and
 cash equivalents                            (16,533)    (48,589)     39,397
Cash and cash equivalents at beginning
 of year                                      58,102     106,691      67,294

Cash and cash equivalents at end of year    $ 41,569    $ 58,102    $106,691

The accompanying notes are an integral part of the financial statements.

Selected Information By Major Business Segment       The TJX Companies, Inc.


                                        January 28, January 29, January 30,
Fiscal Year Ended                              1995        1994        1993
                                                                 (53 Weeks)
                                                    In Thousands
Net sales:
  Off-price family apparel stores        $3,055,573  $2,832,070  $2,588,603
  Off-price women's specialty stores        353,672     373,133     381,979
  Off-price catalog operation               433,573     421,401     290,658
                                         $3,842,818  $3,626,604  $3,261,240

Operating income (loss):
  Off-price family apparel stores        $  208,648  $  236,988  $  216,726
  Off-price women's specialty stores         (4,523)      5,013      (5,548)
  Off-price catalog operation                 6,056      24,651      22,967
                                            210,181     266,652     234,145
General corporate expense*                   39,864      34,312      32,108
Goodwill amortization                         2,614       2,617       2,621
Interest expense                             25,893      19,041      26,298

Income before income taxes,
  extraordinary item and cumulative
  effect of accounting changes           $  141,810  $  210,682  $  173,118

Identifiable assets:
  Off-price family apparel stores        $1,154,258  $  963,750  $  848,987
  Off-price women's specialty stores         89,008      98,351      97,956
  Off-price catalog operation               179,752     162,424     126,842
  Corporate, primarily cash and goodwill    215,200     202,845     231,311
                                         $1,638,218  $1,427,370  $1,305,096

Capital expenditures excluding
  capitalized leases:
  Off-price family apparel stores        $   91,801  $   91,723  $   68,504
  Off-price women's specialty stores          8,151       7,902       6,258
  Off-price catalog operation                11,311      16,676      19,350
  Corporate                                  16,563       9,547      13,769
                                         $  127,826  $  125,848  $  107,881

Depreciation and amortization:
  Off-price family apparel stores        $   53,601  $   47,369  $   44,237
  Off-price women's specialty stores         10,553      10,726      11,535
  Off-price catalog operation                 6,280       5,055       3,665
  Corporate, including goodwill               6,094       4,394       3,496
                                         $   76,528  $   67,544  $   62,933


* The fiscal years ended January 28, 1995 and January 29, 1994 include the net operating results of HomeGoods and the Company's United Kingdom venture, T.K. Maxx. The fiscal year ended January 30, 1993 includes the net operating results of HomeGoods, costs associated with the former Value Mart operation and a reserve for the Hit or Miss real estate repositioning.

Notes to Consolidated Financial Statements   The TJX Companies, Inc.


Summary of Accounting Policies

Fiscal Year: The Company's fiscal year ends on the last Saturday in January. The fiscal years ended January 28, 1995 and January 29, 1994 each included 52 weeks. The fiscal year ended January 30, 1993 included 53 weeks.

Basis of Presentation: The consolidated financial statements of The TJX Companies, Inc. include the financial statements of all the Company's wholly-owned subsidiaries, including its foreign owned subsidiaries.

Accounting Changes: The cumulative effect of accounting changes for the fiscal year ended January 29, 1994 is the net effect of implementing Statement of Financial Accounting Standards (SFAS) No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions," and SFAS No. 109 "Accounting for Income Taxes." See Notes E and F for further information.

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

Goodwill: Goodwill is primarily the excess of the purchase price incurred over the carrying value of the minority interest in the Company's former 83%-owned subsidiary. The minority interest was acquired pursuant to the Company's fiscal 1990 restructuring. In addition, goodwill includes the excess of cost over the estimated fair market value of the net assets of Winners Apparel Ltd., acquired by the Company effective May 31, 1990. Goodwill is being amortized over 40 years. Annual amortization of goodwill was $2.6 million in fiscal years 1995, 1994 and 1993. Cumulative amortization as of January 28, 1995 and January 29, 1994 was $14.7 million and $12.0 million, respectively. The Company periodically reviews the carrying value of goodwill in relation to the current and expected operating results of the related business segments in order to assess whether there has been a permanent impairment of goodwill.

Capitalized Interest: The Company capitalizes interest related to the development of real estate locations. Interest in the amount of $347,000, $171,000 and $317,000 was capitalized in fiscal years 1995, 1994 and 1993, respectively.

Net Income Per Common Share: Primary and fully diluted net income per common share is based upon the weighted average number of common and common equivalent shares and other dilutive securities outstanding in each year after adjusting net income for preferred stock dividends of $7.2 million in fiscal years 1995 and 1994, respectively, and $3.9 million in fiscal 1993.

Foreign Currency Translation: The assets and liabilities of the Company's foreign operations are translated at the year-end exchange rate and the income statement items are translated at the average exchange rates prevailing during the year. Cumulative foreign currency translation losses were $1.6 million as of January 28, 1995 and January 29, 1994 and are recorded as a component of additional paid-in capital.

Other: Certain amounts in prior years' financial statements have been reclassified for comparative purposes.

A.  Long-Term Debt and Credit Lines

At January 28, 1995 and January 29, 1994, long-term debt, exclusive of current installments, consisted of the following (information as to interest rates and maturity dates as of January 28, 1995 only):

                                                 January 28,    January 29,
                                                        1995           1994
                                                        In Thousands
Real estate mortgages, interest at 8.25% to
 10.4% maturing February 1, 1997 to
 December 30, 2004                                  $ 77,550       $ 42,823

Equipment notes, interest at 11% to 11.25%
 maturing December 12, 2000 to
 December 30, 2001                                     4,598          6,031

General corporate debt:

 9 1/2% sinking fund debentures, maturing
   May 1, 2016 with $4,400,000 annual sinking
   fund requirement beginning May 1, 1997             99,830        100,000

 9.2% senior unsecured notes, maturing
   November 30, 1995                                       -         25,000

 Medium term notes, interest at 4.53% to
   7.97%, maturing October 21, 1996 to
   September 20, 2004                                 57,500         37,000

   Total general corporate debt                      157,330        162,000

Long-term debt, exclusive of current installments   $239,478       $210,854


The aggregate maturities of long-term debt, exclusive of current installments, outstanding at January 28, 1995 are as follows:

                                   Real Estate         General
                                  Mortgages and       Corporate
Fiscal Year                      Equipment Notes        Debt          Total
                                               In Thousands

1997                               $11,631            $ 22,000     $ 33,631
1998                                11,033              19,730       30,763
1999                                28,356               4,400       32,756
2000                                 5,695               4,400       10,095
Later years                         25,433             106,800      132,233

Aggregate maturities
  of long-term debt                $82,148            $157,330     $239,478

Real estate mortgages are collateralized by land and buildings. While the parent company is not directly obligated with respect to the real estate mortgages, it or a wholly-owned subsidiary has either guaranteed the debt or has guaranteed a lease, if applicable, which has been assigned as collateral for such debt.

On December 30, 1994, the Company secured a $45 million real estate mortgage on its Chadwick's fulfillment center. The notes require semi-annual principal payments of $2.5 million beginning June 1996, maturing in December 2004, and carry an annual interest rate of 8.73%. The proceeds were used to prepay the $5.4 million outstanding mortgage on the Chadwick's facility, with the balance of the proceeds used for general corporate purposes. Costs for the early retirement of the $5.4 million mortgage were immaterial.

In October 1993, the Company filed a shelf registration statement with the Securities and Exchange Commission which provides for the issuance of up to $75 million of Medium Term Notes (MTN). The borrowings under this program are to support the Company's international and domestic new business development and capital expenditures. On October 21, 1993, the Company issued an aggregate of $37 million of Series A notes under the MTN program via three separate pricing supplements. On September 19, 1994, the Company issued an additional $20.5 million of Series A notes via two pricing supplements. The interest rate and maturity information of the Series A notes issued are as follows:

                                                   Interest     Maturity
Series A Notes:       Issue Date     Principal       Rate         Date
                                    In Thousands

Supplement No. 1       10/21/93       $15,000        5.87%      10/21/03
Supplement No. 2       10/21/93        12,000        4.53%      10/21/96
Supplement No. 3       10/21/93        10,000        4.55%      10/21/96
Supplement No. 4       09/19/94        15,500        6.97%      09/19/97
Supplement No. 5       09/19/94         5,000        7.97%      09/20/04

To date the aggregate borrowings of $57.5 million have been used entirely to fund the Company's investment in its Canadian and United Kingdom operations. To hedge the Company's investment in its foreign subsidiaries, it entered into foreign currency swap agreements in both Canadian dollars and British pounds sterling, in amounts equivalent to the MTN borrowings. The interest rate payable on the foreign currency is slightly higher than the interest received on the currency exchanged, resulting in deferred charges of $4.4 million as of January 28, 1995, which are being amortized to interest expense over the related terms of the swap agreements. See Note B for further information on these transactions.

In May 1992, the Company completed an "in-substance defeasance" of its outstanding $50 million 8 1/8% promissory notes due May 1, 1993. The net proceeds of the Series A preferred stock offering (see Note D) were applied towards the purchase of $51.9 million of U. S. Treasury Bonds which were placed in trust. The U. S. Treasury Bonds, which have all matured, had scheduled maturities sufficient to fund the Company's interest and principal payments due on the promissory notes from May 1, 1992 through the final maturity date of May 1, 1993. The Company incurred an after-tax extraordinary loss of $1.2 million, or $.02 per common share, for the early extinguishment of this debt.

On December 30, 1992, the Company called for the redemption of its 7 1/4% convertible subordinated debentures, pursuant to a standby agreement with an underwriter. As a result, virtually all of the $69.8 million of outstanding debentures were converted into common stock, with the balance redeemed. This transaction resulted in the issuance of 3,108,755 shares of common stock, and increased shareholders' equity by $68.6 million. The standby fee paid to the underwriter, as well as other expenses associated with the transaction, were charged to additional paid-in capital.

As of January 28, 1995, the Company had unsecured committed lines of credit with its banks in the amount of $300 million, and uncommitted lines of $115 million, with interest payable at rates equal to or less than prime.
Actual short-term borrowings during the fiscal year ended January 28, 1995 were at rates below prime. The committed lines are used as backup to the Company's commercial paper program. At January 28, 1995, all of the committed lines were available for use as well as $95 million of the uncommitted lines. The weighted average interest rate on the Company's short-term bank lines was 4.86%, 3.41% and 4.00% in fiscal 1995, 1994 and 1993, respectively. The weighted average interest rate on the Company's commercial paper was 5.08%, 3.34% and 3.80% in fiscal 1995, 1994 and 1993, respectively. The Company does not have any compensating balance requirements under these arrangements but is required to pay a fee on the credit lines and must maintain a minimum net worth.

B.  Financial Instruments

The Company enters into foreign currency exchange contracts to reduce exposure to foreign currency exchange risk.

At January 28, 1995, the Company had $4.7 million of forward foreign exchange contracts to hedge firm U.S. dollar merchandise purchase commitments made by its Canadian subsidiary. The contracts cover commitments for the first quarter of fiscal 1996 and any gain or loss on the contract will ultimately be reflected in the cost of the merchandise. Deferred gains and losses on the contracts as of January 28, 1995 were immaterial.

The Company also has entered into foreign currency swap agreements in both Canadian dollars and British pounds sterling in amounts equivalent to borrowings under the Company's MTN program. The aggregate borrowings of $57.5 million under the MTN program approximated the Company's combined investment in its United Kingdom and Canadian operations at the time of the borrowings. As of January 28, 1995, the Company had swap agreements whereby it exchanged $20.0 million for Canadian dollars and $37.5 million for British pounds sterling. The swap agreements are accounted for as a hedge against the Company's investment in foreign subsidiaries and thus foreign exchange gains and losses on the agreements are recognized in shareholders' equity, offsetting translation adjustments associated with the Company's investment in foreign operations. The swap agreements contain rights of offset which minimize the Company's exposure to credit loss in the event of nonperformance by one of the counterparties.

The counterparties to the exchange contracts and swap agreements are major international financial institutions. The Company periodically monitors its position and the credit ratings of the counterparties and does not anticipate losses resulting from the nonperformance of these institutions.

Pursuant to SFAS No. 107 "Disclosures About Fair Value of Financial Instruments," the Company has estimated the fair value of its long-term debt, including current installments. The fair value of the Company's long-term debt was estimated by using the quoted market price, if available, or by using discounted cash flow analysis based upon the Company's current incremental borrowing rates for similar types of borrowing arrangements. The fair value of long-term debt, including current installments at January 28, 1995 is estimated to be $269.7 million versus a carrying value of $270.8 million. These estimates do not necessarily reflect certain provisions or restrictions in the various debt agreements which might affect the Company's ability to settle these obligations. The fair value of all other financial instruments of the Company, including cash equivalents and the swap agreements, approximate carrying value.

C.  Commitments

The Company is committed under long-term leases related to its continuing operations for the rental of real estate and fixtures and equipment, some of which meet the SFAS No. 13 definition of capital leases. Leases are generally for a 10 year initial term with options to extend for one or more 5 year periods. In addition, the Company is generally required to pay insurance, real estate taxes and other operating expenses and in some cases rentals based on a percentage of sales.

The following is a schedule of future minimum lease payments for continuing operations as of January 28, 1995:

                                                Capital         Operating
Fiscal Years                                     Leases            Leases
                                                       In Thousands

1996                                             $  997        $  155,335
1997                                                997           149,094
1998                                                117           136,517
1999                                                  -           122,502
2000                                                  -           107,953
Later years                                           -           351,983
Total minimum lease payments                      2,111        $1,023,384
Less amount representing interest                  (166)
Present value of net minimum capital
  lease payments                                 $1,945

The present value of net minimum capital lease payments is included in accrued expenses and other current liabilities and property under capital leases is included in furniture, fixtures and equipment on the balance sheets.
The rental expense under operating leases for continuing operations amounted to $149.1 million, $126.3 million and $112.4 million for fiscal years 1995, 1994 and 1993, respectively. The present value of the Company's operating lease obligations is $712.7 million as of January 28, 1995, including $92.5 million payable in fiscal 1996.

In fiscal 1990, the Company distributed to shareholders the common stock of Waban Inc., its former warehouse club division. Subsequent to the distribution, the Company continued to provide Waban with certain services, primarily data processing for an agreed upon fee. Waban has elected to continue data processing services through January 1998. In addition, the Company is contingently liable on a number of Waban leases. The Company believes that in view of the nature of the leases and the fact that Waban is primarily liable, the Company's contingent liability on the Waban leases will not have a material effect on the Company's financial condition. For information on leases acquired by Ames Department Stores, Inc., see Note I.

The Company had outstanding letters of credit in the amount of $53.7 million as of January 28, 1995. The letters of credit are issued for the purchase of inventory.

D.  Stock Options, Stock Purchase Plans and Capital Stock

Under its stock option plan the Company has granted certain officers and key employees options for the purchase of common stock generally within ten years from the grant date at option prices of 100% of market price on the grant date. Most options outstanding are exercisable at various percentages starting one year after the grant, while certain options are exercisable in their entirety three years after the grant date. There were approximately 1,490,000 shares exercisable under the option plans as of January 28, 1995.

During June 1993, the Company amended its 1986 Stock Incentive Plan to increase shares issuable under the plan by 3,000,000 and to extend the period during which awards may be made under the plan through April 7, 2003.

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

Option activity during the past three fiscal years was as follows:

                                                       Shares Reserved for
                                                       Options      Future
                                     Option Prices     Granted      Grants

Outstanding at January 25, 1992    $10.250-$29.000   1,701,035     962,815
  Options or other stock awards
    granted                         16.750- 21.250     512,650    (641,583)
  Options exercised                 10.250- 18.875    (215,612)          -
  Cancellations                     10.250- 29.000     (85,608)     85,960

Outstanding at January 30, 1993     10.250- 29.000   1,912,465     407,192
  Additional options authorized
    under 1986 plan                                          -   3,000,000
  Authorized under 1993 stock
    option plan for non-employee
    directors                                                -      50,000
  Options or other stock awards
    granted                         25.250- 32.875     566,790    (569,290)
  Options exercised                 10.250- 24.500    (249,719)          -
  Cancellations                     10.250- 28.000     (46,568)      3,300

Outstanding at January 29, 1994     10.250- 32.875   2,182,968   2,891,202
  Options or other stock awards
    granted                         13.250- 26.875     631,940    (631,940)
  Options exercised                 10.250- 21.250     (50,498)          -
  Cancellations                     10.250- 25.250     (69,955)     29,000

Outstanding at January 28, 1995     10.250- 32.875   2,694,455   2,288,262

The shares reserved for future grants have been reduced by restricted stock awards issued under the 1986 Stock Incentive Plan, net of certain shares forfeited, which are returned to the Company. Through fiscal 1995, there have been a total of 486,001 shares issued and 80,625 shares forfeited.
The shares were issued at par value, or at no cost, and have restrictions which generally lapse over three to five years from date of grant, with the exception of performance accelerated shares. These shares have restrictions which generally lapse equally over four to eight years, with a provision for accelerated vesting depending upon the Company's earnings, or other specified criteria. The market price in excess of cost is charged to income ratably over the period during which the restrictions lapse. Such pre-tax charges amounted to $0.6 million, $1.7 million and $1.9 million in fiscal years 1995, 1994 and 1993, respectively.

On August 16, 1994, the Company authorized the repurchase of up to $100 million of TJX common stock. During fiscal 1995, the Company repurchased
1.1 million of its common shares, totalling $19.3 million, representing approximately 1.5% of the Company's outstanding common shares. It is the Company's intention to repurchase additional shares over time through open market purchases or through other transactions.

In April 1992, the Company issued 250,000 shares of Series A cumulative convertible preferred stock in a private offering. The shares have a face value of $100 per share and are convertible into common stock at a price per common share of $21. There are 1,190,476 common shares reserved for the conversion of the Series A preferred stock. The net proceeds of $24.1 million were applied towards the Company's defeasance of its $50 million 8 1/8% promissory notes (see Note A). Starting April 1, 1995, the Company may redeem the Series A stock for a price of $104.80 per share, declining by $.80 per share each April 1 thereafter to $100 per share on April 1, 2001. The liquidation preference for Series A preferred stock is currently $105.60 per share and also declines $.80 per share each April 1 to $100 per share on April 1, 2001.

In August 1992, the Company issued 1,650,000 shares of Series C cumulative convertible preferred stock in a public offering. The shares have a face value of $50 per share and are convertible into common stock at a price per common share of $25.9375. There are 3,180,723 common shares reserved for the conversion of the Series C preferred stock. The net proceeds of $80.3 million were used to support the Company's capital expenditure program and for other general corporate purposes. The Series C preferred stock is not redeemable prior to September 1, 1995. Starting September 1, 1995, the Company may redeem the stock for $52.1875 per share, declining by $.3125 per share each September 1 thereafter to $50 per share on September 1, 2002. The liquidation preference for the Series C preferred stock is $50 per share.

Dividends on both the Series A and Series C preferred stock are payable quarterly on the first business day of each calendar quarter and accrue from date of issuance. The Company accrues the dividends evenly throughout the year. In fiscal years 1995 and 1994, the Company recorded $2.0 million of dividends on the Series A preferred and $5.2 million on the Series C preferred. In fiscal 1993, the Company recorded $1.6 million of dividends on Series A preferred and $2.3 million on the Series C preferred. The preferred dividends reduce net income to arrive at net income available to common shareholders.

The Series A and Series C preferred stock rank in parity with each other and both are senior to all other capital stock of the Company with respect to payment of dividends and upon liquidation. There are no voting rights for either preferred stock unless dividends are in arrears for a specified number of periods.

During fiscal 1995, the Company's shareholder rights plan was redeemed at a price of $.01 per common share. This redemption cost of $0.7 million is included with common stock dividends as a direct reduction to shareholders' equity.

E.  Income Taxes

The provisions for income taxes were calculated according to SFAS No. 109 in fiscal years 1995 and 1994 and according to Accounting Principles Board Opinion No. 11 in fiscal 1993. The retroactive impact of implementing SFAS No. 109 as of January 31, 1993 reduced deferred income taxes by $3,478,000 which was recorded as a gain due to the cumulative effect of an accounting change.

The provision for income taxes includes the following:

Fiscal Year Ended January                1995            1994         1993
                                                   In Thousands
Current:
  Federal                             $50,093         $70,523      $58,582
  State                                 8,053          16,632       18,647
  Foreign                               1,425              90            -

Deferred:
  Federal                              (1,944)         (2,870)      (4,820)
  State                                    27            (739)      (3,335)
  Foreign                               1,537               -            -

Provision for income taxes            $59,191         $83,636      $69,074

The fiscal 1994 deferred provision above reflects a $1.1 million benefit from a Canadian net operating loss carryforward as well as a charge of $0.4 million for the adjustment of the Company's net deferred tax liability due to the increase in the statutory federal income tax rate enacted during the year.

The Company had a net deferred tax liability as follows:

                                                 January 28,  January 29,
                                                        1995         1994
                                                       In Thousands
Deferred tax assets:
   Capital loss carryforward                         $49,107      $49,568
   Foreign net operating loss carryforward             4,191        2,075
   Reserves for discontinued operations                6,054        8,877
   Insurance costs not currently deductible
      for tax purposes                                14,782       15,025
   Pension, postretirement and employee benefits      15,950       15,427
   Leases                                              4,961        4,318
   Other                                              11,906       12,159
   Valuation allowance                               (53,968)     (51,241)

      Total deferred tax assets                       52,983       56,208

Deferred tax liabilities:
   Property, plant and equipment                      26,072       27,337
   Safe harbor leases                                 51,386       54,817
   Other                                               9,048        8,017

      Total deferred tax liabilities                  86,506       90,171

Net deferred tax liability                           $33,523      $33,963

The capital loss carryforward tax asset relates to the surrendering of the Ames preferred stock upon consummation of the Ames reorganization plan. Utilization of this pre-tax capital loss of $140.3 million is only available to the extent of future capital gains and thus this deferred tax asset is fully reserved for in the valuation allowance.

The change in the valuation allowance during the year is the result of changes in foreign net operating loss carryforwards and utilization of a portion of the capital loss carryforward.

The Company does not provide for U.S. deferred income taxes on the undistributed earnings its foreign subsidiaries, as the earnings are considered to be permanently reinvested. The undistributed earnings of its foreign subsidiaries as of January 28, 1995 were immaterial.

The Company has a United Kingdom net operating loss carryforward of approximately $12 million for both tax and financial reporting purposes. Future utilization of this operating loss carryforward is dependent upon future earnings of the Company's United Kingdom subsidiary. The United Kingdom operating loss does not expire under current United Kingdom tax law.

The Company's worldwide effective tax rate was 42% for the fiscal year ended January 28, 1995 and 40% for the fiscal years ended January 29, 1994 and January 30, 1993. The difference between the U.S. federal statutory income tax rate and the Company's worldwide effective income tax rate is summarized as follows:

Fiscal Year Ended January                         1995      1994     1993

U.S. federal statutory income tax rate             35%       35%      34%
Effective state income tax rate                     5         5        6
Impact of foreign operations                        3         -        -
All other                                          (1)        -        -

Worldwide effective income tax rate                42%       40%      40%

In fiscal 1994, the benefit of the Canadian net operating loss carryforward was offset by the impact of the Company's entry into the United Kingdom.

F.  Pension Plans and Other Retirement Benefits

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

Net periodic pension cost of the Company's plans includes the following components:

Fiscal Year Ended January                   1995         1994         1993
                                                     In Thousands

Service cost                            $  4,554     $  3,375     $  2,650
Interest cost on projected benefit
  obligation                               6,526        5,995        5,466
Actual return on assets                    4,545      (12,188)     (10,828)
Net amortization and deferrals           (11,600)       5,760        5,031

Net periodic pension cost               $  4,025     $  2,942     $  2,319

The following table sets forth the funded status of the Company's pension plans and the amounts recognized in the Company's statements of financial position:

                                                  January 28, January 29,
                                                         1995        1994
                                                        In Thousands
Accumulated benefit obligation, including
  vested benefits of $71,592 and $78,588              $77,256     $84,049

Projected benefit obligation                          $82,297     $90,092
Plan assets at fair market value                       66,454      75,378

Projected benefit obligation in excess of
  plan assets                                          15,843      14,714
Unrecognized net gain (loss) from past experience
  different from that assumed and
  effects of changes in assumptions                    (1,897)     (4,584)
Prior service cost not yet recognized in net
  periodic pension cost                                (1,127)     (1,218)
Unrecognized net asset (obligation) as of initial
  date of application of SFAS No. 87                     (568)       (138)

Accrued pension cost included in accrued expenses     $12,251     $ 8,774

The projected benefit obligation in excess of plan assets is primarily attributable to the Company's unfunded supplemental retirement plan.

The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 8.25% and 7.0% for fiscal years 1995 and 1994, respectively. The rate of increase on future compensation levels was 4.5% and 5% in fiscal years 1995 and 1994, respectively, and the expected long-term rate of return on assets was 9.5% in fiscal years 1995 and 1994. The Company's funding policy is to contribute annually an amount allowable for federal income tax purposes. Pension plan assets consist primarily of fixed income and equity securities.

Effective January 31, 1993, the Company adopted the Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions." This standard requires accrual for the cost of postretirement health care and life insurance benefits during the years that an employee provides services to the Company. The Company elected to recognize the transition obligation in full as of January 31, 1993, and accordingly recorded a one-time implementation charge of $6,145,000, net of a tax benefit of $3,937,000, as a cumulative effect of an accounting change. The Company's cash flows are not impacted by the new accounting.

The Company's postretirement benefit plan is unfunded and provides limited postretirement medical and life insurance benefits to associates who participate in the Company's retirement plan and who retire at age 55 or older with 10 years or more of service.

Net periodic postretirement benefit cost of the Company's plan includes the following components:

Fiscal Year Ended January                                1995         1994
                                                           In Thousands

Service cost                                           $  952       $  476
Interest cost on accumulated
  benefit obligation                                      963          820
Net amortization                                           88            -

Net periodic postretirement benefit cost               $2,003       $1,296

The components of the accumulated postretirement benefit obligation and the amount recognized in the Company's statements of financial position are as follows:

                                                  January 28,  January 29,
                                                         1995         1994
                                                        In Thousands

Accumulated postretirement obligation:
  Retired associates                                  $ 6,394      $ 7,038
  Fully eligible active associates                        712          302
  Other active associates                               5,168        4,565
Accumulated postretirement obligation                  12,274       11,905
Unrecognized net gain (loss) due to change
  in assumptions                                         (149)      (1,140)
Accrued postretirement benefits included in
  accrued expenses                                    $12,125      $10,765

Assumptions used in determining the actuarial present value of the accumulated postretirement obligation include a discount rate of 8.25% at January 28, 1995 and 7.0% at January 29, 1994. A medical inflation rate of 5% was assumed in both periods for all future years. Due to the nature of the plan, the Company's exposure to medical inflation is primarily limited to increases in the Medicare deductible. A 1% increase in the medical inflation assumption would increase the postretirement benefit cost for fiscal 1995 by $0.2 million and the accumulated postretirement obligation as of January 28, 1995 by approximately $1.1 million.

The Company sponsors an employee savings plan under Section 401(k) of the Internal Revenue Code for eligible employees. Employees may contribute up to 15% of eligible pay. The Company matches employee contributions up to 5% of eligible pay at rates ranging from 25% to 50% based upon Company performance. The Company contributed $2.2 million in fiscal 1995, $2.2 million in fiscal 1994 and $1.9 million in fiscal 1993.

G.  Accrued Expenses and Other Current Liabilities

The major components of accrued expenses and other current liabilities are as follows:

                                                 January 28,    January 29,
                                                        1995           1994
                                                        In Thousands

Employee compensation and benefits                  $ 64,210       $ 59,296
Reserves associated with discontinued
  operations                                          13,085         17,618
Insurance, rent, utilities, advertising
  and other                                          190,387        168,225

Accrued expenses and other current liabilities      $267,682       $245,139

H.  Supplemental Cash Flow Information

The Company's cash payments for interest expense and income taxes, including discontinued operations, and its non-cash investing and financing activities for the past three years are as follows:

                                   January 28,   January 29,   January 30,
Fiscal Year Ended                         1995          1994          1993
                                                In Thousands

Cash paid for:
  Interest, net of amounts
    capitalized                        $25,051       $18,573       $28,166
  Income taxes                          68,940        94,580        65,040

Non-cash investing and financing
    activities:

  Conversion of 7 1/4% convertible
    debentures into common stock             -             -       $69,031

  Capital lease additions                    -             -         4,069

I.  Ames Department Stores, Inc. and Related Contingent Liabilities

In October 1988, the Company completed the sale of its former Zayre Stores division to Ames Department Stores, Inc. ("Ames"). The Company received $431.4 million in cash, a 12%-16% ten year $200 million increasing rate note receivable (the "Ames Note"), which was paid on May 24, 1989, and 400,000 shares of 6% cumulative convertible senior preferred stock of Ames then valued at $140 million.

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

On December 30, 1992, Ames emerged from bankruptcy via its Third Amended and Restated Plan of Reorganization. Upon consummation of the plan, the Company received $23 million in cash, 4% of the voting stock of the new Ames, which the Company has subsequently sold, and the right to receive up to an additional $7 million in cash based on Ames exceeding its cash flow projections for future years by varying amounts. The Company also surrendered the Ames preferred stock it received in the sale of the Zayre Stores division. Ames also released all claims (including any fraudulent conveyance and preference claim) that it might have had against the Company. The Company is liable for certain amounts to be distributed under the plan for certain unassigned landlord claims under certain former Zayre store leases on which Zayre Corp. was liable as of the date of acquisition and which Ames has rejected.

As of January 28, 1995, the Company has available reserves of $13.1 million for lease and other contingent liabilities associated with the sale of the Zayre stores to Ames and believes these reserves should be adequate to cover all reasonably expected liabilities that it may incur as a result of the Ames bankruptcy.

The Company remains contingently liable for the leases of most of the former Zayre stores still operated by Ames. The Company also has the potential of recognizing tax benefits, subject to federal income tax considerations, related to the $140.3 million capital loss carryforward created by surrendering the Ames preferred stock.

J.  Segment Information

For data on business segments for fiscal 1995, 1994 and 1993 see page 20.

Selected Financial Data (Continuing Operations)


Fiscal Year Ended January  1995       1994       1993       1992       1991
                              Dollars in Thousands Except Per Share Amounts

Income statement and
per common share data:
 Net sales           $3,842,818 $3,626,604 $3,261,240 $2,757,715 $2,446,279
 Income from
   continuing
   operations
   before extra-
   ordinary item and
   cumulative effect
   of accounting
   changes               82,619    127,046    104,044     70,114     74,128
 Number of common
   shares for
   primary and fully
   diluted earnings
   per common share
   computations      73,467,003 74,192,358 73,873,276 70,050,835 72,924,288
 Earnings per common
   share from continuing
   operations before
   extraordinary item
   and cumulative effect
   of accounting changes  $1.03      $1.62      $1.40      $1.00      $1.06
 Dividends per common
   share                    .56        .50        .46        .46        .46


Balance sheet data:
 Working capital     $  287,932 $  290,203 $  245,312 $  171,611 $  230,444
 Total assets         1,638,218  1,427,370  1,305,096  1,105,319  1,047,301
 Capital expenditures,
   excluding
   capitalized
   leases               127,826    125,848    107,881     89,532     79,019
 Long-term debt         239,478    210,854    179,787    307,385    308,593
 Shareholders' equity   606,952    590,900    505,184    260,517    270,507


Stores in operation end
 of year:
   T.J. Maxx                551        512        479        437        393
   Hit or Miss              490        493        505        576        574
   Winners                   37         27         15          9          5
   HomeGoods                 15         10          6          -          -
   T.K. Maxx                  5          -          -          -          -

MANAGEMENT'S DISCUSSION AND ANALYSIS OF           The TJX Companies, Inc.
RESULTS OF OPERATIONS AND FINANCIAL CONDITIONS


RESULTS OF OPERATIONS

Income Before  Extraordinary  Item  and  Cumulative  Effect  of  Accounting
Changes: Income before extraordinary item and cumulative effect of accounting changes was $82.6 million for fiscal 1995 versus $127.0 million and $104.0 million in fiscal 1994 and 1993, respectively. On a fully diluted earnings per common share basis, income before extraordinary item and cumulative effect of accounting changes was $1.03 in fiscal 1995 versus $1.62 in fiscal 1994 and $1.40 in fiscal 1993. These results are prior to a net after-tax charge for the cumulative effect of accounting changes of $2.7 million, or $.04 per common share, in fiscal 1994 and an extraordinary charge of $1.2 million, or $.02 per common share, for the early retirement of debt, in fiscal 1993.

These results reflect a decline in the operating income of the Company's three major business segments of 21.2% in fiscal 1995 versus an increase of 13.9% in operating income in fiscal 1994. The fiscal 1995 performance reflects a weak U.S. apparel environment, due largely to a lack of new fashion, an increased emphasis on casual dress, and shifting consumer emphasis from apparel to home furnishings. Fiscal 1995 also experienced a highly promotional U.S. retail environment and unseasonably warm weather in the fall and winter months. The proliferation of apparel stores in the U.S. was a continuing challenge for the Company in fiscal 1995. In addition to these external factors, there were areas within the Company where execution was below par, primarily at our Chadwick's division as discussed later. The off-price family apparel store segment, comprised of T.J. Maxx and Winners, recorded a decline of 12.0% in operating income in fiscal 1995 versus an increase of 9.3% in fiscal 1994. Winners, although a relatively small part of the segment, doubled its operating income for fiscal 1995 as Canada did not face the same difficult apparel environment as the U.S. The Company's off-price women's specialty stores, comprised of the Hit or Miss division, recorded an operating loss for fiscal 1995 of $4.5 million versus operating income of $5.0 million in fiscal 1994. Hit or Miss was more directly affected by the weak U.S. apparel environment as it is narrowly focused on women's apparel. The Company's off-price catalog operation, Chadwick's of Boston, recorded operating income of $6.1 million in fiscal 1995 versus $24.7 million in fiscal 1994. The U.S. apparel cycle, combined with operational problems, contributed to the decline in Chadwick's profits.

Net Sales: Net sales for fiscal 1995 increased 6.0% to $3.84 billion from $3.63 billion in 1994. Fiscal 1994 net sales increased 11.2% to $3.63 billion from $3.26 billion in fiscal 1993. Same store sales, on a consolidated basis, decreased 1% in fiscal 1995 versus a 2% increase in fiscal 1994. Lack of U.S. consumer interest in apparel throughout fiscal 1995, the highly promotional retail environment and unseasonably warm weather in the fall and winter months were all factors affecting sales results for 1995.

T.J. Maxx same store sales were flat in fiscal 1995 versus a 2% increase in fiscal 1994. Although apparel categories were weak throughout the year, the non-apparel categories recorded solid same store sales gains in fiscal 1995. Winners achieved same store sales increases of 10% in fiscal 1995 and 7% in fiscal 1994. Hit or Miss recorded a 7% decrease in same store sales in fiscal 1995 versus a 4% increase in fiscal 1994. The Hit or Miss division, which is based exclusively on the sale of apparel merchandise, was more affected than the Company's other divisions by the weak U.S. apparel environment. Hit or Miss' total sales have declined over the last two fiscal years due to a net reduction in the number of stores operated by the chain. Chadwick's sales increased 3% in fiscal 1995 after an increase of 45% in fiscal 1994. In addition to the weak apparel cycle, the rapid growth of this division over the last several years put a strain on operations, which had a negative impact on this division's ability to service its customers.

[A pie chart is included in the discussion of Net Sales entitled "Divisional Net Sales" and includes the following data:]

                                             Divisional Net Sales
                                            $ in Millions FYE 1/95

              T.J. Maxx                             $2,932
              Chadwick's                               434
              Hit or Miss                              354
              Winners (U.S. $)                         124

Cost of Sales, Including Buying and Occupancy Costs: The cost of sales, including buying and occupancy costs, as a percentage of net sales was 76.2%, 75.1% and 75.7% in fiscal 1995, 1994 and 1993, respectively. T.J.
Maxx and Hit or Miss experienced a decline in gross margin in fiscal 1995 versus an increase in gross margin in fiscal 1994. The decrease in fiscal 1995 is due to weak sales performance and higher-than-planned markdowns. The increase in fiscal 1994 is attributable to same store sales growth and good inventory control. Chadwick's experienced a slight increase in its gross margin in fiscal 1995. Although this division did incur additional costs to liquidate merchandise in fiscal 1995, these costs were offset by savings in the net cost of shipping merchandise. In fiscal 1994, Chadwick's experienced a decline in gross margin as the division absorbed costs to liquidate residual inventory from several of its catalogs.

Selling, General and Administrative Expenses: Selling, general and administrative expenses as a percentage of net sales were 19.5%, 18.6%, and 18.2% in fiscal 1995, 1994 and 1993, respectively. T.J. Maxx and Hit or Miss experienced an increase in this expense ratio in fiscal 1995 primarily due to weak sales results. In fiscal 1994, T.J. Maxx's expense ratio remained constant with the prior year while Hit or Miss experienced a slight expense ratio decrease. Chadwick's had an expense ratio increase in fiscal 1995 primarily due to increased production and postage costs of its catalogs and order processing costs, while maintaining a fairly constant rate in fiscal 1994 with that of the prior year. Also, the operating results of T.K. Maxx, the Company's United Kingdom venture, and HomeGoods, are factors increasing this ratio in both fiscal 1995 and fiscal 1994, as the net results of both these divisions are included in selling, general and administrative expenses.

Interest Expense: Interest expense was $25.9 million in fiscal 1995, $19.0 million in fiscal 1994 and $26.3 million in fiscal 1993. The increase in fiscal 1995 is attributable to increased borrowings and an increase in borrowing rates. In addition, fiscal 1994 includes interest income of $2.0 million recorded in the fourth quarter, associated with a federal tax refund. The overall decrease in interest for fiscal 1994 as compared to fiscal 1993, in addition to the interest income mentioned above, is attributable to lower borrowing rates, and the conversion to equity of the Company's 7 1/4% convertible subordinated debentures in December 1992.

Income Taxes: The Company's worldwide effective income tax rate was 42% in fiscal 1995 and 40% in fiscal 1994 and fiscal 1993. The increase in the rate in fiscal 1995 is attributable to the Company's entry into the United Kingdom where a net operating loss carryforward has been incurred. In fiscal 1994, increases in the tax rate associated with the new U.S. tax law passed in August 1993, as well as the impact of the Company's entry into the United Kingdom, were offset by a lower effective state income tax rate and the benefit of a Canadian net operating loss carryforward. The difference between the U.S. federal statutory tax rate and the Company's worldwide effective income tax rate in each fiscal year is primarily attributable to the effective state income tax rate, with the additional impact in fiscal 1995 of the aforementioned net operating loss carryforward attributable to the Company's entry into the United Kingdom.

During the first quarter of fiscal 1994, the Company implemented Statement of Financial Accounting Standards No. 109 (SFAS No. 109) "Accounting for Income Taxes" which resulted in an after-tax gain of $3.5 million due to the cumulative effect of implementing this accounting change.

CAPITAL SOURCES AND LIQUIDITY

[A bar graph entitled "Long-Term Capitalization" is included in the Capital Sources and Liquidity section of this discussion. Each bar shows total long-term capitalization with the bottom portion of the bar representing the percent comprised of equity and the top portion of the bar representing the percent comprised of long-term debt. The graph includes the following data:]

                        Total Long-Term
Fiscal Year Ended        Capitalization      Percent        Percent
January                ($'s in Millions)      Equity     Long-Term Debt

1991                          579              47%            53%
1992                          568              46%            54%
1993                          685              74%            26%
1994                          802              74%            26%
1995                          846              72%            28%

Operating Activities: Net cash provided by operating activities was $104.5 million, $84.4 million and $138.6 million in fiscal 1995, 1994 and 1993, respectively. Cash provided by operations increased in fiscal 1995 despite reduced net income. The impact of the lower net income was offset by an increase in the consolidated accounts payable to merchandise inventory ratio, and lower payments against the Ames reserve. The reduction in cash provided by operations in fiscal 1994 versus 1993 was due to a decrease in the consolidated accounts payable to merchandise inventory ratio, the impact of the receipt of the Ames cash settlement in fiscal 1993 and additional taxes, paid in fiscal 1994, on the Ames cash settlement.

Inventories as a percentage of net sales were 24.4% in fiscal 1995, 21.3% in fiscal 1994 and 20.6% in fiscal 1993. The increase in the percentage in fiscal 1995 was attributable to T.J. Maxx's higher warehouse inventory related to opportunistic merchandise purchases and a larger percentage of spring merchandise on hand at the end of fiscal 1995 than in fiscal 1994. The increase in the percentage in fiscal 1994 reflected growth in Chadwick's which maintains a higher inventory as a percentage of net sales than the other divisions, as well as the impact of Winners as its ratio of inventory to net sales moved closer to that of the T.J. Maxx division. Working capital was $287.9 million in fiscal 1995, $290.2 million in fiscal 1994 and $245.3 million in fiscal 1993.

Investing Activities:   The  principal investing  activities of the Company
are for capital expenditures. Total capital expenditures for the last two years are set forth in the table below:

Fiscal Year Ended January                           1995            1994
                                                         In Millions

New stores                                          $ 58.1        $ 45.8
Store renovations and improvements                    42.1          25.3
Office and distribution centers                       27.6          54.7
Capital expenditures, excluding
   capitalized leases                               $127.8        $125.8

Fiscal 1995 capital expenditures emphasized new stores and store renovations. The fiscal 1994 capital expenditures include costs associated with T.J. Maxx's new distribution center in Charlotte, NC as well as costs associated with the expansion of Chadwick's fulfillment center.

The Company expects that capital expenditures will approximate $125 million for fiscal 1996, including approximately $52 million for new stores, primarily T.J. Maxx; $40 million for improvements to existing stores, primarily T.J. Maxx; and approximately $33 million for office and distribution centers.

Financing Activities:   During  fiscal 1995,  the  Company  borrowed  $20.5
million under its $75 million Medium Term Note program. In fiscal 1994, the Company borrowed $37 million under this program. The borrowings are to support the Company's international and domestic new business development and capital expenditures. The aggregate borrowings of $57.5 million to date have been entirely for the funding of the Company's investment in its Canadian and United Kingdom operations. To hedge the Company's investment in its foreign subsidiaries, the Company entered into foreign currency swap agreements in both Canadian dollars and British pounds sterling, in total amounts equivalent to its medium term note borrowings. See Notes A and B to the consolidated financial statements for further information. Also, during fiscal 1995, the Company borrowed $45 million under a mortgage of its Chadwick's fulfillment center. The mortgage has a ten year term, with interest payable at 8.73% per year, and with semi-annual principal payments of $2.5 million beginning in June 1996. Proceeds of this loan were used to repay the outstanding $5.4 million real estate mortgage, assumed by the Company upon the purchase of the Chadwick's fulfillment center, with the balance used for general corporate purposes.

The Company declared quarterly dividends on its common stock of $.14 per share in fiscal 1995 and $.125 per share in fiscal 1994. Annual dividends on common stock totalled $41.6 million in fiscal 1995 and $36.7 million in fiscal 1994. In addition, in fiscal 1995 and 1994, the Company recorded dividends on its Series A and Series C preferred stock, totalling $7.2 million in each year. During fiscal 1995, the Company announced a stock buy-back program for up to $100 million and purchased 1.1 million shares at a cost of $19.3 million, which represents approximately 1.5% of the Company's outstanding common shares. The Company's intentions are to purchase additional shares over time. The Company's shareholders' equity as a percentage of total long-term capitalization (defined as long-term debt plus shareholders' equity) has been in excess of 70% in each of the last three fiscal years.

The Company has traditionally funded its seasonal merchandise requirements through short-term bank borrowings and the issuance of short-term commercial paper. The Company has unsecured committed short-term credit lines totalling $300 million, all of which were available for use as of January 28, 1995. These lines, when needed, are drawn upon or used to backup the Company's commercial paper program. The Company also has uncommitted lines totalling $115 million of which $20 million was outstanding as of January 28, 1995. The maximum amount of short-term borrowings outstanding during fiscal 1995, 1994 and 1993 was $181.5 million, $133.0 million and $104.3 million, respectively. Management believes that the Company's internally generated funds along with available short-term credit lines and ability to access external financing sources, are adequate to meet its needs. For further information regarding the Company's long-term debt and capital stock transactions, see Notes A and D to the consolidated financial statements.

Ames Department Stores, Inc. and Related Contingent Liabilities: In October 1988, the Company completed the sale of its former Zayre Stores division to Ames Department Stores, Inc. ("Ames"). Ames filed for protection under Chapter 11 of the Federal Bankruptcy Code in 1990 and emerged from bankruptcy on December 30, 1992.

As of January 28, 1995, the Company has available reserves of $13.1 million for lease and other contingent liabilities associated with the sale of the Zayre stores to Ames and believes these reserves should be adequate to cover all reasonably expected liabilities that it may incur as a result of the Ames bankruptcy.

The Company remains contingently liable for the leases of most of the former Zayre stores still operated by Ames. The Company also has the potential for recognizing tax benefits, subject to federal income tax considerations, related to a $140.3 million capital loss carryforward. The capital loss carryforward was created when the Company, as part of the Ames reorganization plan, surrendered the Ames preferred stock it initially received as partial consideration for the sale of the Zayre Stores division.

Report of Independent Accountants


COOPERS & LYBRAND L.L.P.

To the Board of Directors of The TJX Companies, Inc.:

We have audited the accompanying consolidated balance sheets of The TJX Companies, Inc. and subsidiaries as of January 28, 1995 and January 29, 1994 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three fiscal years in the period ended January 28, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The TJX Companies, Inc. and subsidiaries as of January 28, 1995 and January 29, 1994 and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended January 28, 1995 in conformity with generally accepted accounting principles.



Boston, Massachusetts
March 1, 1995                                COOPERS & LYBRAND L.L.P.

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

     The financial statements have been examined by Coopers & Lybrand L.L.P., whose report appears separately. Their report expresses an opinion as to the fair presentation of the consolidated financial statements and is based on an independent examination performed in accordance with generally accepted auditing standards.



Bernard Cammarata                       Donald G. Campbell
President and Chief Executive Officer   Senior Vice President - Finance and
                                        Chief Financial Officer
March 1, 1995

Selected Quarterly Financial Data (Unaudited)  The TJX Companies, Inc.



                                       First    Second      Third     Fourth
                                     Quarter   Quarter    Quarter    Quarter
                                      In Thousands Except Per Share Amounts


Fiscal year ended January 28, 1995
  Net sales                         $851,736  $866,689 $1,011,879 $1,112,514
  Gross earnings*                    216,022   210,100    260,952    228,632
  Net income                          19,369    18,796     32,788     11,666
    Per common share, fully diluted      .24       .23        .42        .14


Fiscal year ended January 29, 1994
  Net sales                         $785,637  $841,054 $  959,683 $1,040,230
  Gross earnings*                    200,231   204,550    262,342    236,655
  Income before extraordinary
    item and cumulative effect
    of accounting changes             22,657    25,985     47,721     30,683
    Per common share, fully diluted      .28       .33        .61        .39
  Net income                          19,990    25,985     47,721     30,683
    Per common share, fully diluted      .25       .33        .61        .39


* Gross earnings equals net sales less cost of sales, including buying and occupancy costs.



Price Range of Common Stock

The common stock of the Company is listed on the New York Stock Exchange (Symbol:TJX). The quarterly high and low stock prices for fiscal 1995 and fiscal 1994 are as follows:

                                            Fiscal 1995       Fiscal 1994
Quarter                                    High      Low     High      Low

First                                   $29 3/8  $22 7/8  $33 1/4  $27
Second                                   24 7/8   18 1/8   34 1/4   26
Third                                    23 1/4   15 5/8   33 3/8   24 1/2
Fourth                                   16 1/4   13 3/16  34 1/4   25 3/8


The approximate number of common shareholders at January 28, 1995 was 18,500.
The Company declared four quarterly dividends of $.14 and $.125 per common share for fiscal years 1995 and 1994, respectively.

Shareholder Information

Transfer Agent and Registrar,
Common and Series C Preferred Stock
State Street Bank and Trust Company
Boston, Massachusetts
1-800-426-5523


Trustees
Public Debentures
9 1/2% Sinking Fund Debentures
    Chase Manhattan Bank
    New York, New York


Auditors
Coopers & Lybrand L.L.P.


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

    The TJX Companies, Inc.
    Investor Relations
    770 Cochituate Road
    Framingham, Massachusetts 01701
    (508)390-2323


Annual Meeting
The 1995 annual meeting will be held at 11:00
a.m.  on   Tuesday,  June   6,  1995  in  the
Enterprise Room,  5th Floor  at State  Street
Bank,   225    Franklin    Street,    Boston,
Massachusetts.


Executive Offices
Framingham, Massachusetts 01701