Form 10-K405, Exhibit 13
period 1996-01-27
TJX COMPANIES INC /DE/
filed 1996-04-26
CIK 109198


                                                                      EXHIBIT 13

CONSOLIDATED STATEMENTS OF INCOME                           The TJX Companies, Inc.

                                              January 27,  January 28,  January 29,
Fiscal Year Ended                                   1996         1995         1994
- -----------------------------------------------------------------------------------
                                     Dollars in Thousands Except Per Share Amounts
Net sales                                     $4,447,549   $3,489,146   $3,253,471
                                              ----------   ----------   ----------

Cost of sales, including buying and
  occupancy costs                              3,429,401    2,643,323    2,430,990
Selling, general and administrative
  expenses                                       830,019      673,187      597,397
Store closing costs                               35,000            -            -
Interest expense, net                             44,226       24,484       17,899
                                              ----------   ----------   ----------
Income from continuing operations before
  income taxes, extraordinary item and
  cumulative effect of accounting changes        108,903      148,152      207,185

Provision for income taxes                        45,304       61,573       82,568
                                              ----------   ----------   ----------
Income from continuing operations before
  extraordinary item and cumulative
  effect of accounting changes                    63,599       86,579      124,617

Income (loss) from discontinued
  operations, net of income taxes                 (2,300)      (3,960)       2,429
(Loss) on disposal of discontinued
  operations, net of income taxes                (31,700)           -            -
Extraordinary (charge), net of
  income taxes                                    (3,338)           -            -
Cumulative effect of accounting
  changes, net of income taxes                         -            -       (2,667)
                                              ----------   ----------   ----------
Net income                                        26,261       82,619      124,379

Preferred stock dividends                          9,407        7,156        7,156
                                              ----------   ----------   ----------
Net income available to common
  shareholders                                $   16,854   $   75,463   $  117,223
                                              ==========   ==========   ==========
Number of common shares for primary
  and fully diluted earnings per
  share computations                          73,133,349   73,467,003   74,192,358

Primary and fully diluted earnings
 per common share:
  Continuing operations                       $      .74   $     1.08   $     1.58
  Discontinued operations                           (.46)        (.05)         .04
  Extraordinary (charge)                            (.05)           -            -
  Cumulative effect of accounting
   changes                                             -            -         (.04)
                                              ----------   ----------   ----------
                Net income                    $      .23   $     1.03   $     1.58
                                              ==========   ==========   ==========

Cash dividends per common share               $      .49   $      .56   $      .50

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED BALANCE SHEETS                             The TJX Companies, Inc.

                                                       January 27,  January 28,
                                                           1996         1995
- --------------------------------------------------------------------------------


ASSETS                                                        In Thousands
  Current assets:
    Cash and cash equivalents                         $  209,226     $   41,569
    Accounts receivable                                   98,409         41,749
    Merchandise inventories                            1,343,852        890,593
    Prepaid expenses                                      35,235         22,881
    Net current assets of discontinued operations              -         10,731
                                                       ---------      ---------
      Total current assets                             1,686,722      1,007,523
                                                       ---------      ---------

  Property at cost:
    Land and buildings                                   141,009        114,736
    Leasehold costs and improvements                     429,715        251,387
    Furniture, fixtures and equipment                    580,959        380,806
                                                       ---------      ---------
                                                       1,151,683        746,929
    Less accumulated depreciation and amortization       366,191        297,019
                                                       ---------      ---------
                                                         785,492        449,910

  Other assets                                            37,325         14,244
  Goodwill and tradename, net of amortization            236,043         89,877
  Net noncurrent assets of discontinued operations             -         37,990
                                                       ---------      ---------
      Total Assets                                    $2,745,582     $1,599,544
                                                      ==========     ==========

LIABILITIES
  Current liabilities:
    Short-term debt                                   $        -     $   20,000
    Current installments of long-term debt                78,670         31,306
    Accounts payable                                     473,523        415,861
    Accrued expenses and other current liabilities       725,378        252,424
                                                       ---------      ---------
      Total current liabilities                        1,277,571        719,591
                                                       ---------      ---------
  Long-term debt, exclusive of current installments      690,713        239,478

  Deferred income taxes                                   12,664         33,523

SHAREHOLDERS' EQUITY
  Preferred stock at face value, authorized
    5,000,000 shares, par value $1, issued and
    outstanding cumulative convertible stock of:
      250,000 shares of 8% Series A                       25,000         25,000
      1,650,000 shares of 6.25% Series C                  82,500         82,500
      250,000 shares of 1.81% Series D                    25,000              -
      1,500,000 shares of 7% Series E                    150,000              -
  Common  stock, authorized 150,000,000 shares,
    par value $1, issued and outstanding
    72,485,776 and 72,401,254 shares                      72,486         72,401
  Additional paid-in capital                             269,159        267,937
  Retained earnings                                      140,489        159,114
                                                       ---------      ---------
      Total shareholders' equity                         764,634        606,952
                                                       ---------      ---------
      Total Liabilities and Shareholders' Equity      $2,745,582     $1,599,544
                                                      ==========     ==========

The accompanying notes are an integral part of the financial statements.


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY          The TJX Companies, Inc.


                             Preferred     Common Additional
                                 Stock, Stock,Par    Paid-in   Retained
                            Face Value   Value $1    Capital   Earnings      Total
- --------------------------------------------------------------------------------
                                                In Thousands

Balance,January 30, 1993      $107,500   $ 73,222   $279,800   $ 44,662   $505,184
  Net income                         -          -          -    124,379    124,379
  Cash dividends:
    Preferred stock                  -          -          -     (7,156)    (7,156)
    Common stock                     -          -          -    (36,660)   (36,660)
  Sale and issuance of
    common stock, net
    of shares repurchased,
    under stock
    incentive plans                  -        209      4,563          -      4,772
  Other                              -          -        381          -        381
                              --------   --------   --------   --------   --------
Balance, January 29, 1994      107,500     73,431    284,744    125,225    590,900
  Net income                         -          -          -     82,619     82,619
  Cash dividends:
    Preferred stock                  -          -          -     (7,156)    (7,156)
    Common stock                     -          -          -    (41,574)   (41,574)
  Sale and issuance of
    common stock, net
    of shares repurchased,
    under stock
    incentive plans                  -         29        807          -        836
  Common stock repurchased           -     (1,059)   (18,202)         -    (19,261)
  Other                              -          -        588          -        588
                              --------   --------   --------   --------   --------
Balance, January 28, 1995      107,500     72,401    267,937    159,114    606,952
  Net income                         -          -          -     26,261     26,261
  Cash dividends:
    Preferred stock                  -          -          -     (9,407)    (9,407)
    Common stock                     -          -          -    (35,479)   (35,479)
  Issuance of cumulative
    convertible preferred
    stock
       Series D                 25,000          -          -          -     25,000
       Series E                150,000          -          -          -    150,000
  Sale and issuance of
    common stock, net
    of shares repurchased,
    under stock
    incentive plans                  -         85        754          -        839
  Other                              -          -        468          -        468
                              --------   --------   --------   --------   --------
Balance, January 27, 1996     $282,500   $ 72,486   $269,159   $140,489   $764,634
                              ========   ========   ========   ========   ========




The accompanying notes are an integral part of the financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS                The TJX Companies, Inc.

                                           January 27,  January 28, January 29,
Fiscal Year Ended                                1996         1995        1994
- --------------------------------------------------------------------------------
                                                         In Thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                   $ 26,261    $ 82,619    $124,379
 Adjustments to reconcile net income
   to net cash provided by operating
   activities:
     Loss (income) from discontinued
       operations                                2,300       3,960      (2,429)
     Loss on disposal of discontinued
       operations                               31,700           -           -
     Extraordinary charge                        3,338           -           -
     Cumulative effect of accounting
       changes                                       -           -       2,667
     Depreciation and amortization              85,945      66,281      57,153
     Loss on property disposals                  3,561       5,157         883
     Other, net                                   (382)      1,151         259
     Changes in assets and liabilities,
       net of effect from acquisition of
       Marshalls:
       (Increase) in accounts receivable       (33,281)    (13,110)     (5,819)
       (Increase) decrease in
        merchandise inventories                229,826    (170,351)    (93,647)
       (Increase) in prepaid expenses           (2,458)     (2,919)     (5,658)
       Increase (decrease) in
        accounts payable                      (152,085)    107,196      12,482
       Increase (decrease) in accrued
        expenses and other current
          liabilities                           53,035      23,870     (12,267)
       (Decrease) in deferred income taxes     (14,143)       (440)     (3,000)
                                              --------    --------    --------
Net cash provided by operating activities      233,617     103,414      75,003
                                              --------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Property additions                           (111,827)   (120,022)   (118,482)
 Acquisition of Marshalls, net of cash
    acquired                                  (378,733)          -           -
 Proceeds from sale of discontinued
    operations                                   3,000           -           -
                                              --------    --------    --------
Net cash (used in) investing activities       (487,560)   (120,022)   (118,482)
                                              --------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from (payments on) short-
    term debt                                  (20,000)     20,000           -
 Proceeds from borrowings of
    long-term debt                             574,861      65,500      37,000
 Principal payments on
    long-term debt                             (31,271)     (6,057)     (4,201)
 Prepayment of long-term
    debt                                       (50,534)     (5,449)          -
 Payment of debt issue expenses                (14,776)       (239)       (496)
 Proceeds from sale and issuance
    of common stock, net                         1,040         741       3,828
 Common stock repurchased                            -     (19,261)          -
 Cash dividends paid                           (44,886)    (48,730)    (43,816)
                                              --------    --------    --------
Net cash provided by (used in)
 financing activities                          414,434       6,505      (7,685)
                                              --------    --------    --------




Net cash provided by (used in)
  continuing operations                        160,491     (10,103)    (51,164)

Net cash provided by (used in)
  discontinued operations                        7,166      (6,430)      2,575
                                              --------    --------    --------
Net increase (decrease) in cash and
  cash equivalents                             167,657     (16,533)    (48,589)
Cash and cash equivalents at
  beginning of year                             41,569      58,102     106,691
                                              --------    --------    --------
Cash and cash equivalents at end of year     $ 209,226   $  41,569   $  58,102
                                             =========   =========   =========


The accompanying notes are an integral part of the financial statements.

SELECTED INFORMATION BY MAJOR BUSINESS SEGMENT      The TJX Companies, Inc.

The following selected information by major business segment reflects the results of Marshalls in the off-price family apparel segment for the period following its acquisition on November 17, 1995. Prior year data has been restated to reflect Hit or Miss as a discontinued operation.

                                            January 27,  January 28,  January 29,
Fiscal Year Ended                                 1996         1995         1994
- --------------------------------------------------------------------------------
                                                          In Thousands
Net sales:
  Off-price family apparel stores           $3,896,710   $3,055,573   $2,832,070
  Off-price catalog operation                  472,434      433,573      421,401
  Off-price home fashion stores                 78,405            -            -
                                            ----------   ----------   ----------
                                            $4,447,549   $3,489,146   $3,253,471
                                            ==========   ==========   ==========
Operating income (loss):
  Off-price family apparel stores (1)       $  187,974   $  208,648   $  236,988
  Off-price catalog operation                   26,608        6,056       24,651
  Off-price home fashion stores (2)            (13,375)           -            -
                                            ----------   ----------   ----------
                                               201,207      214,704      261,639

General corporate expense (3)                   45,464       39,454       33,938
Goodwill amortization                            2,614        2,614        2,617
Interest expense, net                           44,226       24,484       17,899
                                            ----------   ----------   ----------
Income from continuing operations
  before income taxes, extraordinary
  item and cumulative effect of
  accounting changes                        $  108,903   $  148,152   $  207,185
                                            ==========   ==========   ==========
Identifiable assets:
  Off-price family apparel stores           $2,116,127   $1,154,258   $  963,750
  Off-price catalog operation                  202,046      179,752      162,424
  Off-price home fashion stores                 46,861            -            -
  Corporate, primarily cash and goodwill       380,548      216,813      204,790
                                            ----------   ----------   ----------
                                            $2,745,582   $1,550,823   $1,330,964
                                            ==========   ==========   ==========
Capital expenditures:
  Off-price family apparel stores           $   87,037   $   91,801   $   91,723
  Off-price catalog operation                    6,183       11,311       16,676
  Off-price home fashion stores                  7,932            -            -
  Corporate                                     10,675       16,910       10,083
                                            ----------   ----------   ----------
                                            $  111,827   $  120,022   $  118,482
                                            ==========   ==========   ==========
Depreciation and amortization:
  Off-price family apparel stores           $   69,596   $   53,601   $   47,369
  Off-price catalog operation                    7,130        6,280        5,055
  Off-price home fashion stores                  1,777            -            -
  Corporate, including goodwill                  7,442        6,400        4,729
                                            ----------   ----------   ----------
                                            $   85,945   $   66,281   $   57,153
                                            ==========   ==========   ==========

- -----------
(1) The period ended January 27, 1996 includes a charge of $35 million relating to the closing of approximately 30 T.J. Maxx stores.

(2) The period ended January 27, 1996 includes a charge of $3.8 million for certain restructuring costs of the HomeGoods operation. Prior years results for HomeGoods are classified in general corporate expense.

(3) The fiscal year ended January 27, 1996 includes the net operating results of T.K. Maxx as well as the Cosmopolitan catalog, which ceased catalog operations in the fourth quarter of fiscal 1996. The fiscal years ended January 28, 1995 and January 29, 1994 include the net operating results of HomeGoods and T.K. Maxx.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS      The TJX Companies, Inc.

SUMMARY OF ACCOUNTING POLICIES

FISCAL YEAR: The Company's fiscal year ends on the last Saturday in January.

BASIS OF PRESENTATION: The consolidated financial statements of The TJX Companies, Inc. include the financial statements of all the Company's wholly-owned subsidiaries, including its foreign subsidiaries. The financial statements for the applicable periods present the Company's former Hit or Miss division as discontinued operations. The notes pertain to continuing operations except where otherwise noted. Estimates are used, where necessary, in the preparation of the consolidated financial statements.

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

DEPRECIATION AND AMORTIZATION: For financial reporting purposes, the Company provides for depreciation and amortization of property principally by the use of the straight-line method over the estimated useful lives of the assets. Leasehold costs and improvements are generally amortized over the lease term or their estimated useful life, whichever is shorter. Maintenance and repairs are charged to expense as incurred. Upon retirement or sale, the cost of disposed assets and the related depreciation are eliminated and any gain or loss is included in net income. Debt discount and related issue expenses are amortized over the lives of the related debt issues. Pre-opening costs are charged to operations within the fiscal year that a new store or facility opens.

GOODWILL AND TRADENAME: Goodwill is primarily the excess of the purchase price incurred over the carrying value of the minority interest in the Company's former 83%-owned subsidiary. The minority interest was acquired pursuant to the Company's fiscal 1990 restructuring. In addition, goodwill includes the excess of cost over the estimated fair market value of the net assets of Winners Apparel Ltd., acquired by the Company effective May 31, 1990. Goodwill totalled $87.3 million, net of amortization, as of January 27, 1996 and is being amortized over 40 years. Annual amortization of goodwill was $2.6 million in fiscal years 1996, 1995 and 1994. Cumulative amortization as of January 27, 1996 and January 28, 1995 was $17.3 million and $14.7 million, respectively.

Tradename is the value assigned to the name "Marshalls" as a result of the Company's acquisition of the Marshalls chain on November 17, 1995. Under the purchase accounting method, $149.4 million of the purchase price was allocated to tradename which is deemed to have an indefinite life and accordingly is being amortized over 40 years. Amortization expense for the fiscal year ended January 27, 1996 totalled $0.7 million.

The Company periodically reviews the value of these intangible assets in relation to the current and expected operating results of the related business segments in order to assess whether there has been a permanent impairment of their carrying values.

ADVERTISING COSTS: The Company expenses advertising costs as incurred except for the costs associated with catalogs for the Chadwick's division. The cost of a catalog is expensed pro rata over the period that the catalog generates revenue.

NET INCOME PER COMMON SHARE: Primary and fully diluted net income per common share is based upon the weighted average number of common and common equivalent shares and other dilutive securities outstanding in each year after adjusting net income for preferred stock dividends of $9.3 million in fiscal 1996 and $7.2 million in fiscal years 1995 and 1994.

FOREIGN CURRENCY TRANSLATION: The Company's foreign assets and liabilities are translated at the year-end exchange rate and the income statement items are translated at the average exchange rates prevailing during the year. Cumulative foreign currency translation losses amounted to $1.7 million as of January 27, 1996 and $1.6 million as of January 28, 1995 and are recorded as a component of additional paid-in capital.

NEW ACCOUNTING STANDARDS: During 1995, the Financial Accounting Standards Board
(FASB) issued FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and FASB Statement No. 123, "Accounting for Stock-Based Compensation." The Company will implement the new standards in its fiscal year ending January 25, 1997 and it expects that the impact of implementation will be immaterial.

OTHER: Certain amounts in prior years' financial statements have been reclassified for comparative purposes.

A.  DISPOSITIONS AND ACQUISITIONS

SALE OF HIT OR MISS DIVISION: Effective September 30, 1995, the Company sold its Hit or Miss division to members of Hit or Miss management and outside investors. The Company received $3 million in cash and a 7-year, $10 million note with interest at 10%. Prior to October 2, 1997, interest may be paid-in-kind at the election of Hit or Miss.

The Hit or Miss division had net sales of $165.4 million and recorded an operating loss of $2.3 million, after taxes, for the fiscal year end January 27, 1996, which represents results through July 29, 1995, the measurement date of the transaction. Hit or Miss' operating results for all prior periods have been reclassified to discontinued operations. The sale of the division resulted in a loss on disposal of $31.7 million, (net of tax benefits of $19.8 million) and includes the operating results from July 30, 1995 through the closing date, as well as the cost to the Company of closing 69 Hit or Miss stores. Interest expense was allocated to discontinued operations based on their respective proportion of assets to total assets.

ACQUISITION OF MARSHALLS: On November 17, 1995, the Company acquired the Marshalls family apparel chain from Melville Corporation. The Company paid $375 million in cash and $175 million in junior convertible preferred stock on the closing date. An additional amount, up to $50 million, may be payable to Melville if the final net assets, as of the closing date, exceed amounts specified in the agreement. The estimated purchase price of Marshalls, reflected in these financials, including acquisition costs, totals $606 million. The Company has assumed the maximum additional amount is payable to Melville, but the final purchase price is still subject to change.

The acquisition has been accounted for using the purchase method of accounting and accordingly, the purchase price has been allocated to the assets purchased and the liabilities assumed based upon their fair values at the date of acquisition. The fair value of the net assets acquired exceeded the estimated purchase price, resulting in negative goodwill of $10.8 million. The negative goodwill was allocated to the long-term assets acquired. The net estimated purchase price was allocated as follows:

                                                     In Thousands
Current assets                                         $ 718,627
Property, plant and equipment                            307,795
Tradename                                                149,431
Current liabilities                                     (569,853)
                                                       ---------
                                                       $ 606,000
                                                       =========

The operating results of Marshalls have been included in the consolidated results of the Company from the date of acquisition on November 17, 1995.
Unaudited pro forma consolidated financial results, for the last two fiscal years, are presented below as if the acquisition had taken place at the beginning of the periods presented:

Fiscal Year Ended January                     1996               1995
- --------------------------------------------------------------------------------
                                   Dollars In Thousands Except Per Share Amounts
Net sales                                  $6,557,943        $6,269,077
Income from continuing operations             $30,220          $154,782
Average shares outstanding for per
   common share calculations               74,758,406        89,579,093
Income from continuing operations
   per common share                              $.17             $1.73


The foregoing unaudited pro forma consolidated financial results give effect to, among other pro forma adjustments, the following:

     (i) Interest expense, and amortization of the related debt expenses, on debt incurred to finance the acquisition .

     (ii) Depreciation and amortization adjustments related to fair market value of assets acquired.

     (iii) Amortization of tradename acquired over 40 years.

     (iv)  Adjustments to income tax expense related to the above.

     (v) Impact of preferred stock issued on earnings per common share calculations.

The foregoing unaudited pro forma consolidated financial information is provided for illustrative purposes only and does not purport to be indicative of results that actually would have been achieved had the acquisition taken place on the first day of the period presented or of future results.

B.  LONG-TERM DEBT AND CREDIT LINES

At January 27, 1996 and January 28, 1995, long-term debt, exclusive of current installments, consisted of the following (information as to interest rates and maturity dates as of January 27, 1996 only):

                                                  January 27,       January 28,
                                                        1996              1995
- --------------------------------------------------------------------------------
                                                        In Thousands
Real estate mortgages, interest at 8.25% to
  10.4% maturing February 1, 1997
  to December 30, 2004                              $ 27,241          $ 77,550
                                                    --------          --------

Equipment notes, interest at 11% to 11.25%
  maturing December 12, 2000 to
  December 30, 2001                                    3,272             4,598
                                                    --------          --------
General corporate debt:

  9 1/2% sinking fund debentures, maturing
     May 1, 2016 with $4,400,000 annual sinking
     fund requirement beginning May 1, 1997           99,830            99,830

  Medium term notes, interest at 5.87% to
     7.97%, maturing September 19, 1997 to
     September 20, 2004                               35,500            57,500

  6 5/8% unsecured notes, maturing June 15, 2000     100,000                 -

  7% unsecured notes, maturing June 15, 2005
     (effective interest rate of 7.02% after
     reduction of the unamortized debt
     discount of $130,000)                            99,870                 -

  Term loan, variable interest rate, 6.87% at
     January 27, 1996, maturing November 17, 2000    325,000                 -
                                                    --------          --------
     Total general corporate debt                    660,200           157,330
                                                    --------          --------
Long-term debt, exclusive of current installments   $690,713          $239,478
                                                    ========          ========


The aggregate maturities of long-term debt, exclusive of current installments, outstanding at January 27, 1996 are as follows:

                            Real Estate       General
                           Mortgages and     Corporate
Fiscal Year               Equipment Notes       Debt         Total
- --------------------------------------------------------------------
                                           In Thousands
1998                          $ 6,032        $ 94,730       $100,762
1999                           23,354          79,400        102,754
2000                              697          79,400         80,097
2001                              430         200,000        200,430
Later years                         -         206,670        206,670
                              -------        --------       --------
Aggregate maturities
   of long-term debt          $30,513        $660,200       $690,713
                              =======        ========       ========



Real estate mortgages are collateralized by land and buildings. While the parent company is not directly obligated with respect to the real estate mortgages, it or a wholly-owned subsidiary has either guaranteed the debt or has guaranteed a lease, if applicable, which has been assigned as collateral for such debt.

In June 1995, the Company filed a shelf registration statement with the Securities and Exchange Commission which provides for the issuance of up to $250 million of long-term debt. This shelf registration statement replaced the Company's former $75 million shelf registration statement under which the Company issued Medium Term Notes (MTN) as discussed below. In June 1995, the Company issued $200 million of long-term notes under the registration statement; $100 million of 6 5/8% Notes due June 15, 2000 and $100 million of 7% Notes due June 15, 2005. The proceeds were used in part to repay short-term borrowings and for general corporate purposes including the repayment of scheduled maturities of other outstanding long-term debt and for new store and other capital expenditures.

On November 17, 1995, the Company entered into an unsecured $875 million bank credit agreement under which the Company borrowed $375 million on a term loan basis to fund the cash portion of the Marshalls purchase price and may borrow up to an additional $500 million on a revolving loan basis to fund the working capital needs of the Company. Interest is payable on borrowings at rates equal to or less than prime. The term loan matures on November 17, 2000, and the revolving loan facility expires on November 17, 1998. The Company cancelled its former committed U.S. short-term credit lines, effective November 17, 1995. The new agreement has certain financial covenants which include a minimum net worth requirement, and certain leverage and fixed charge covenants.

On December 30, 1994, the Company secured a $45 million real estate mortgage on its Chadwick's fulfillment center. The proceeds were used to prepay the $5.4 million outstanding mortgage on the Chadwick's facility, with the balance of the proceeds used for general corporate purposes. Costs for the early retirement of the $5.4 million mortgage were immaterial. In connection with the $875 million bank credit agreement, the Company prepaid its $45 million real estate mortgage on the Chadwick's fulfillment center and incurred an extraordinary after-tax charge of $3.3 million, on the early retirement of this debt.

Under the Company's former shelf registration statement which provided for the issuance of up to $75 million of Medium Term Notes (MTN), the Company issued an aggregate of $57.5 million Series A Notes during fiscal 1995 and fiscal 1994 under five separate pricing supplements. The borrowings under this program are to support the Company's international and domestic new business development and capital expenditures. The interest rate and maturity information of the Series A notes issued are as follows:

                                                 Interest    Maturity
Series A Notes:         Issue Date    Principal    Rate       Date
- ---------------------------------------------------------------------
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


The aggregate borrowings of $57.5 million have been used entirely to fund the Company's investment in its Canadian and United Kingdom operations. To hedge the Company's investment in its foreign subsidiaries, it entered into foreign currency swap agreements in both Canadian dollars and British pounds sterling, in amounts equivalent to the MTN borrowings. The interest rate payable on the foreign currency is slightly higher than the interest received on the currency exchanged, resulting in deferred interest costs, which are being amortized to interest expense over the related terms of the swap agreements. See Note C for further information on these transactions. The unamortized balance of deferred interest costs as of January 27, 1996 and January 28, 1995 amounted to $3.4 million and $4.4 million, respectively.

The Company has the ability to borrow up to $500 million on a revolving loan basis under its bank agreement. As of January 27, 1996, the entire $500 million was available for use. Interest is payable at rates equal to or less than prime. Actual short-term borrowings during the fiscal year ended January 27, 1996 were at rates below prime. The revolving loan capability is used as backup to the Company's commercial paper program. The weighted average interest rate on the Company's short-term borrowings was 6.25%, 4.98% and 3.36% in fiscal 1996, 1995 and 1994, respectively. The Company does not have any compensating balance requirements under these arrangements. The Company also has C$20 million of committed lines for its Canadian operation, all of which were available as of January 27, 1996.

C.  FINANCIAL INSTRUMENTS

The Company periodically enters into forward foreign exchange contracts to hedge firm U.S. dollar merchandise purchase commitments made by its Canadian subsidiary. Any gain or loss on the contracts is ultimately reflected in the cost of the merchandise. As of January 27, 1996, there were no contracts outstanding.

The Company also has entered into foreign currency swap agreements in both Canadian dollars and British pounds sterling in amounts equivalent to borrowings under the Company's MTN program. The aggregate borrowings of $57.5 million under the MTN program approximated the Company's combined investment in its United Kingdom and Canadian operations at the time of the borrowings. As of January 27, 1996, the Company had swap agreements whereby it exchanged $20.0 million for Canadian dollars and $37.5 million for British pounds sterling. The swap agreements are accounted for as a hedge against the Company's investment in foreign subsidiaries; thus foreign exchange gains and losses on the agreements are recognized in shareholders' equity, offsetting translation adjustments associated with the Company's investment in foreign operations. The swap agreements contain rights of offset which minimize the Company's exposure to credit loss in the event of nonperformance by one of the counterparties.

Subsequent to year-end, the Company entered into two interest rate swap agreements on an aggregate notional amount of $200 million ($100 million for one year and $100 million for two years). Under the agreements, the Company pays a fixed rate of 4.9% on the $200 million and in exchange receives variable interest income indexed to the 3 month LIBOR. The agreement is intended to provide a fixed rate of approximately 5.9% on $200 million of the $375 million variable rate term loan.

The counterparties to the exchange contracts and swap agreements are major international financial institutions. The Company periodically monitors its position and the credit ratings of the counterparties and does not anticipate losses resulting from the nonperformance of these institutions.

Pursuant to SFAS No. 107 "Disclosures About Fair Value of Financial Instruments," the Company has estimated the fair value of its long-term debt, including current installments. The fair value of the Company's long-term debt was estimated by using the quoted market price, if available, or by using discounted cash flow analysis based upon the Company's current incremental borrowing rates for similar types of borrowing arrangements. The fair value of long-term debt, including current installments at January 27, 1996 is estimated to be $784.0 million versus a carrying value of $769.4 million. These estimates do not necessarily reflect certain provisions or restrictions in the various debt agreements which might affect the Company's ability to settle these obligations. The fair value of all other financial instruments of the Company, including cash equivalents and the swap agreements, approximate carrying value.

D.  COMMITMENTS

The Company is committed under long-term leases related to its continuing operations for the rental of real estate and fixtures and equipment. T.J. Maxx leases are generally for a 10 year initial term with options to extend for one or more 5 year periods. Marshalls leases acquired have remaining terms ranging up to 25 years. In addition, the Company is generally required to pay insurance, real estate taxes and other operating expenses and in some cases rentals based on a percentage of sales.

The following schedule of future minimum lease payments for continuing operations as of January 27, 1996 includes the lease commitments for the estimated 30 T.J. Maxx stores and the 170 Marshalls stores that the Company anticipates closing and for which reserves have been established as discussed in Note H.


                                                             Operating
Fiscal Years                                                    Leases
- ----------------------------------------------------------------------
                                                          In Thousands
1997                                                        $  272,224
1998                                                           260,875
1999                                                           241,562
2000                                                           224,637
2001                                                           199,238
Later years                                                  1,006,519
                                                            ----------
Total minimum lease payments                                $2,205,055
                                                            ==========



The rental expense under operating leases for continuing operations amounted to $163.7 million, $118.3 million and $96.5 million for fiscal years 1996, 1995 and 1994, respectively. The present value of the Company's operating lease obligations approximates $1,372.7 million as of January 27, 1996, including $144.8 million payable in fiscal 1997.

The Company had outstanding letters of credit in the amount of $54.0 million as of January 27, 1996. The letters of credit are issued for the purchase of inventory.

E.  STOCK OPTIONS, STOCK PURCHASE PLANS AND CAPITAL STOCK

Under its stock option plan, the Company has granted certain officers and key employees options for the purchase of common stock, generally within ten years from the grant date at option prices of 100% of market price on the grant date. Most options outstanding are exercisable at various percentages starting one year after the grant, while certain options are exercisable in their entirety three years after the grant date. There were approximately 1,748,000 shares exercisable under the option plans as of January 27, 1996.

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


A total of 50,000 shares have been reserved for issuance under this plan subject to adjustment for stock splits and similar events. Option activity during the past three fiscal years was as follows:

                                                          Shares Reserved for
                                                          Options      Future
                                        Option Prices     Granted      Grants
- --------------------------------------------------------------------------------
Outstanding at January 30, 1993         $10.250-$29.00   1,912,465     407,192
  Additional options authorized
    under 1986 plan                                              -   3,000,000
  Authorized under 1993 stock
    option plan for non-employee
    directors                                                    -      50,000
  Options or other stock awards
    granted                             25.250- 32.875     566,790    (569,290)
  Options exercised                     10.250- 24.500    (249,719)          -
  Cancellations                         10.250- 28.000     (46,568)      3,300
                                                         ---------   ---------
Outstanding at January 29, 1994         10.250- 32.875   2,182,968   2,891,202
  Options or other stock awards
    granted                             13.250- 26.875     631,940    (631,940)
  Options exercised                     10.250- 21.250     (50,498)          -
  Cancellations                         10.250- 25.250     (69,955)     29,000
                                                         ---------   ---------
Outstanding at January 28, 1995         10.250- 32.875   2,694,455   2,288,262
  Options or other stock awards
    granted                             12.875- 13.125     596,400    (606,400)
  Options exercised                     10.250- 18.875     (81,653)          -
  Cancellations                         10.250- 29.000    (396,785)    238,380
                                                         ---------   ---------
Outstanding at January 27, 1996         10.250- 32.875   2,812,417   1,920,242
                                                         =========   =========

The shares reserved for future grants have been reduced by restricted stock awards issued under the 1986 Stock Incentive Plan, net of certain shares forfeited, which are returned to the Company. Through fiscal 1996, there have been a total of 496,001 shares issued and 80,625 shares forfeited. The shares were issued at par value, or at no cost, and have restrictions which generally lapse over three to five years from date of grant, with the exception of performance accelerated shares. These shares have restrictions which generally lapse equally over four to eight years, with a provision for accelerated vesting depending upon the Company's earnings, or other specified criteria. The market price in excess of cost is charged to income ratably over the period during which the restrictions lapse. Such pre-tax charges amounted to $0.4 million, $0.6 million, and $1.7 million in fiscal years 1996, 1995 and 1994, respectively.

On August 16, 1994, the Company authorized the repurchase of up to $100 million of TJX common stock. During fiscal 1995, the Company repurchased 1.1 million of its common shares, totalling $19.3 million, representing approximately 1.5% of the Company's outstanding common shares. In connection with the Marshalls acquisition, the Company terminated the share repurchase program.

In April 1992, the Company issued 250,000 shares of Series A cumulative convertible preferred stock in a private offering. The shares have a face value of $100 per share and are convertible into common stock at a price per common share of $21. There are 1,190,476 common shares reserved for the conversion of the Series A preferred stock. The Company may redeem the Series A stock for a price of $104.80 per share, as of January 27, 1996, declining by $.80 per share each April 1 thereafter to $100 per share on April 1, 2001. The liquidation preference for Series A preferred stock as of January 27, 1996 is $104.80 per share and also declines $.80 per share each April 1 to $100 per share on April 1, 2001.

In August 1992, the Company issued 1,650,000 shares of Series C cumulative convertible preferred stock in a public offering. The shares have a face value of $50 per share and are convertible into common stock at a price per common share of $25.9375. There are 3,180,723 common shares reserved for the conversion of the Series C preferred stock. The Company may redeem the stock for $52.1875 per share, as of January 27, 1996 declining by $.3125 per share each September 1 thereafter to $50 per share on September 1, 2002. The liquidation preference for the Series C preferred stock is $50 per share.


On November 17, 1995, the Company issued preferred stock to Melville Corporation in two separate series, both of which are convertible into shares of common stock. The common shares issuable on conversion will vary depending on the market price of common stock at time of conversion. A summary of certain provisions of these preferred issues follows:

             Preferred                                   Common Shares
                Shares         Face         Annual        Issuable at
                Issued        Value       Dividend        Conversion
                ------        -----       --------        ----------


Series D       250,000   $ 25 Million   $1.81/Share    1.3-2.0 Million
Series E     1,500,000   $150 Million   $7.00/Share    8.1-9.7 Million



The Series D preferred stock is mandatorily converted into common stock on November 17, 1996 unless redeemed for cash or converted earlier. The Series E preferred stock is mandatorily converted into common shares on November 17, 1998 unless converted earlier. The Series D and Series E have an aggregate liquidation preference of $175 million. There is an aggregate of 11,740,825 common shares reserved for the conversion of Series D and Series E preferred stock, the maximum number of shares that may be issued.

Dividends on all of the preferred stock issued are payable quarterly on the first business day of each calendar quarter and accrue from date of issuance. The Company accrues the dividends evenly throughout the year. The Company recorded aggregate dividends on its preferred stock of $9.4 million in fiscal 1996 and $7.2 million in fiscal 1995 and in fiscal 1994. The preferred dividends reduce net income in computing net income available to common shareholders.

The Series A and Series C preferred stock rank in parity with each other, the Series D and Series E are junior to the Series A and Series C and all are senior to all other capital stock of the Company with respect to payment of dividends and upon liquidation. There are no voting rights for preferred stock unless dividends are in arrears for a specified number of periods.

During fiscal 1995, the Company's shareholder rights plan was redeemed at a price of $.01 per common share. This redemption cost of $0.7 million is included with common stock dividends as a direct reduction to shareholders' equity.


F.  INCOME TAXES


The provision for income taxes includes the following:

Fiscal Year Ended January       1996            1995             1994
- --------------------------------------------------------------------------------
                                          In Thousands
Current:
   Federal                   $54,434         $52,094          $68,729
   State                      13,237           8,174           16,359
   Foreign                     2,843           1,425               90

Deferred:
   Federal                   (21,521)         (1,755)          (1,859)
   State                      (4,097)             98             (751)
   Foreign                       408           1,537                -
                             -------         -------          -------
Provision for income taxes   $45,304         $61,573          $82,568
                             =======         =======          =======

The fiscal 1994 deferred provision above reflects a $1.1 million benefit from a Canadian net operating loss carryforward as well as a charge of $0.4 million for the adjustment of the Company's net deferred tax liability due to the increase in the statutory federal income tax rate enacted during the year.


The Company had a net deferred tax liability as follows:

                                                   January 27,    January 28,
                                                         1996           1995
- --------------------------------------------------------------------------------
                                                            In Thousands
Deferred tax assets:
  Capital loss carryforward                          $ 48,629       $ 49,107
  Foreign net operating loss carryforward              34,011          4,191
  Reserves for discontinued operations                 10,652          6,054
  Reserve for closed stores and restructuring
    costs                                              95,020              -
  Insurance costs not currently deductible
    for tax purposes                                   18,743         14,782
  Pension, postretirement and employee benefits        17,535         15,950
  Leases                                                3,827          4,961
  Other                                                14,344         11,906
  Valuation allowance                                 (82,727)       (53,968)
                                                     --------       --------
      Total deferred tax assets                       160,034         52,983
                                                     --------       --------
Deferred tax liabilities:
  Property, plant and equipment                        47,229         26,072
  Safe harbor leases                                   48,818         51,386
  Tradename                                            59,179              -
  Other                                                17,472          9,048
                                                     --------       --------
      Total deferred tax liabilities                  172,698         86,506
                                                     --------       --------
Net deferred tax liability                           $ 12,664       $ 33,523
                                                     ========       ========


The capital loss carryforward tax asset, which expires in fiscal 1998, relates to the surrendering of the Ames preferred stock upon consummation of the Ames reorganization plan. Utilization of this pre-tax capital loss of $138.9 million is only available to the extent of future capital gains and thus this deferred tax asset is fully reserved for in the valuation allowance.

The change in the valuation allowance during the year is the result of changes in foreign net operating loss carryforwards including the foreign net operating loss carryforward acquired as part of the Marshalls acquisition, and utilization of a portion of the capital loss carryforward.

The Company does not provide for U.S. deferred income taxes on the undistributed earnings of its foreign subsidiaries, as the earnings are considered to be permanently reinvested. The undistributed earnings of its foreign subsidiaries as of January 27, 1996 were immaterial.

The Company has a United Kingdom net operating loss carryforward of approximately $27 million for tax purposes and $22 million for financial reporting purposes. The United Kingdom operating loss does not expire under current United Kingdom tax law. The Company also has a Puerto Rico net operating loss carryforward of approximately $64 million for tax and financial reporting purposes which was acquired in the Marshalls acquisition and expires in fiscal 1997 through fiscal 2003. Future utilization of these operating loss carryforwards is dependent upon future earnings of the Company's foreign subsidiaries. Future recognition of the net operating loss in Puerto Rico will result in an adjustment to the allocation of the purchase price for Marshalls.

The Company's worldwide effective tax rate was 42% for the fiscal years ended
January 27, 1996 and January 28, 1995 and 40% for the fiscal year ended January
29, 1994. The difference between the U.S. federal statutory income tax rate and the Company's worldwide effective income tax rate is summarized as follows:

Fiscal Year Ended January                        1996       1995      1994
- --------------------------------------------------------------------------------

U.S. federal statutory income tax rate            35%       35%       35%
Effective state income tax rate                    5         5         5
Impact of foreign operations                       3         3         -
All other                                         (1)       (1)        -
                                                  --        --        --
Worldwide effective income tax rate               42%       42%       40%
                                                  ==        ==        ==


In fiscal 1994, the benefit of the Canadian net operating loss carryforward was offset by the impact of the Company's entry into the United Kingdom.

G. PENSION PLANS AND OTHER RETIREMENT BENEFITS

The Company has a non-contributory defined benefit retirement plan covering the majority of full-time employees, excluding Marshalls associates. Employees who have attained twenty-one years of age and have completed one year of service are covered under the plan. Benefits are based on compensation earned in each year of service. The Company also has an unfunded supplemental retirement plan which covers certain key employees of the Company and provides additional retirement benefits based on average compensation.


Net periodic pension cost for all operations of the Company's plans includes the following components:

Fiscal Year Ended January                    1996          1995         1994
- --------------------------------------------------------------------------------
                                                     In Thousands

Service cost                             $  3,920      $  4,554     $  3,375
Interest cost on projected benefit
   obligation                               6,915         6,526        5,995
Actual return on assets                   (15,215)        4,545      (12,188)
Net amortization and deferrals              9,384       (11,600)       5,760
                                         --------      --------     --------
Net periodic pension cost                $  5,004      $  4,025     $  2,942
                                         ========      ========     ========


Net pension cost includes $0.3 million in fiscal years 1996 and 1995 and $0.2 million in fiscal year 1994 allocated to discontinued operations.


The following table sets forth the funded status of the Company's pension plans and the amounts recognized in the Company's statements of financial position:

                                                       January 27, January 28,
                                                             1996        1995
- --------------------------------------------------------------------------------
                                                            In Thousands
Accumulated benefit obligation, including
   vested benefits of $81,296 and $71,592                 $91,606     $77,256
                                                          -------     -------
Projected benefit obligation                              $97,891     $82,297
Plan assets at fair market value                           71,792      66,454
                                                          -------     -------

Projected benefit obligation in excess of
   plan assets                                             26,099      15,843
Unrecognized net gain (loss) from past experience
   different from that assumed and
   effects of changes in assumptions                       (7,563)     (1,897)
Prior service cost not yet recognized in net
   periodic pension cost                                   (1,035)     (1,127)
Unrecognized net asset (obligation) as of initial
   date of application of SFAS No.87                         (745)       (568)
                                                          -------     -------
Accrued pension cost included in accrued expenses         $16,756     $12,251
                                                          =======     =======


The projected benefit obligation in excess of plan assets includes the Company's unfunded supplemental retirement plan.

The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.00% and 8.25% for fiscal years 1996 and 1995, respectively. The rate of increase on future compensation levels was 4.0% and 4.5% in fiscal years 1996 and 1995, respectively, and the expected long-term rate of return on assets was 9.0% and 9.5% in fiscal years 1996 and 1995, respectively. The Company's funding policy is to contribute annually an amount allowable for federal income tax purposes. Pension plan assets consist primarily of fixed income and equity securities.

In fiscal 1994, the Company adopted the Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions." This standard requires accrual for the cost of postretirement health care and life insurance benefits during the years that an employee provides services to the Company. The Company elected to recognize the transition obligation in full as of January 31, 1993, and accordingly recorded a one-time implementation charge of $6,145,000, net of a tax benefit of $3,937,000, as a cumulative effect of an accounting change.

The Company's postretirement benefit plan is unfunded and provides limited postretirement medical and life insurance benefits to associates who participate in the Company's retirement plan and who retire at age 55 or older with 10 years or more of service.


Net periodic postretirement benefit cost of the Company's plan includes the following components:

Fiscal Year Ended January                 1996      1995      1994
- --------------------------------------------------------------------------------
                                               In Thousands

Service cost                            $  757    $  952    $  476
Interest cost on accumulated
   benefit obligation                    1,046       963       820
Net amortization                             -        88         -
                                        ------    ------    ------
Net periodic postretirement
   benefit cost                         $1,803    $2,003    $1,296
                                        ======    ======    ======

Net periodic postretirement benefit costs includes $0.2 million in fiscal years 1996 and 1995 and $0.1 million in fiscal year 1994 allocated to discontinued operations.


The components of the accumulated postretirement benefit obligation and the amount recognized in the Company's statements of financial position are as follows:

                                          January 27,         January 28,
                                                1996                1995
- --------------------------------------------------------------------------------
                                                     In Thousands

Accumulated postretirement obligation:
  Retired associates                         $ 6,731             $ 6,394
  Fully eligible active associates             1,146                 712
  Other active associates                      7,861               5,168
                                             -------             -------
Accumulated postretirement obligation         15,738              12,274
Unrecognized net gain (loss) due to change
        in assumptions                        (2,676)               (149)
                                             -------             -------
Accrued postretirement benefits included in
        accrued expenses                     $13,062             $12,125
                                             =======             =======


Assumptions used in determining the actuarial present value of the accumulated postretirement obligation include a discount rate of 7.00% and 8.25% in fiscal years 1996 and 1995, respectively. A medical inflation rate of 5% was assumed in both periods for all future years. Due to the nature of the plan, the Company's exposure to medical inflation is primarily limited to increases in the Medicare deductible. A 1% increase in the medical inflation assumption would increase the postretirement benefit cost for fiscal 1996 by $0.2 million and the accumulated postretirement obligation as of January 27, 1996 by approximately $1.2 million.

Marshalls associates are not currently eligible for the retirement plan or the postretirement medical plan. Marshalls associates participate in a Section 401(k) savings plan under which employees may contribute up to 10% of eligible pay. The Company matches employee contributions up to 4% at a minimum rate of 25% or 50%, depending on length of service.

The Company also sponsors employee savings plans under Section 401(k) of the Internal Revenue Code for all other eligible employees. Employees may contribute up to 15% of eligible pay. The Company matches employee contributions up to 5% of eligible pay at rates ranging from 25% to 50% based upon Company performance. The Company contributed for all 401(k) plans $2.2 million in fiscal 1996, $2.0 million in fiscal year 1995 and $1.9 million for fiscal year 1994.

H.  ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES


The major components of accrued expenses and other current liabilities are as follows:

                                                January 27,  January 28,
                                                      1996         1995
- --------------------------------------------------------------------------------
                                                      In Thousands

Employee compensation and benefits                $ 86,904      $ 61,427
Reserves for discontinued
  operations                                        25,253        13,085
Store closing and restructuring reserves,
  continuing operations                            251,566             -
Insurance, rent, utilities, advertising
  and other                                        361,655       177,912
                                                  --------      --------
Accrued expenses and other current liabilities    $725,378      $252,424
                                                  ========      ========

The reserves for discontinued operations relate primarily to lease obligations associated with the Company's former Zayre and Hit or Miss divisions. The change in the reserve balance is due to additions of $23.0 million primarily due to costs associated with the sale of Hit or Miss, offset by deductions of $10.8 million primarily for payments of lease obligations, net of sublease income, as well as settlement costs on certain leases.

The Company established a $244.1 million reserve in the allocation of the purchase price of Marshalls relating primarily to the anticipated closing of approximately 170 Marshalls stores. In addition, the Company recorded a charge of $35 million for the closing of approximately 30 T.J. Maxx stores and $3.8 million for certain restructuring costs for the HomeGoods operation. The total reserve consists primarily of the estimated cost to settle lease obligations. Other items included in the reserve are the estimated book value of fixed assets to be disposed of, a reserve for markdowns on inventory acquired, legal and professional fees, and the cost associated with closing of other non-store facilities. The reduction in the reserve as of January 27, 1996 is primarily due to inventory markdowns. The Company anticipates the T.J. Maxx store closings will take place during fiscal 1997, while the Marshalls store closings will occur over the next two years.

I.  SUPPLEMENTAL CASH FLOW INFORMATION

The Company's cash payments for interest expense and income taxes, including discontinued operations, and its non-cash investing and financing activities for the past three years are as follows:

                                      January 27, January 28,  January 29,
Fiscal Year Ended                           1996        1995         1994
- --------------------------------------------------------------------------------
                                                   In Thousands
Cash paid for:
  Interest expense                      $ 41,924     $25,051      $18,573
  Income taxes                            17,275      68,940       94,580

Non-cash investing and financing
      activities:
   Issuance of preferred stock for
      acquisition of Marshalls          $175,000           -           -
   Note receivable from sale of
      Hit or Miss division                10,000           -           -


J.  DISCONTINUED OPERATIONS AND RELATED CONTINGENT LIABILITIES

In October 1988, the Company completed the sale of its former Zayre Stores division to Ames Department Stores, Inc. ("Ames"). On April 25, 1990, Ames filed for protection under Chapter 11 of the Federal Bankruptcy Code and on December 30, 1992, Ames emerged from bankruptcy under a plan of reorganization. The Company is liable for certain amounts to be distributed under the plan for certain unassigned landlord claims under certain former Zayre store leases on which Zayre Corp. was liable as of the date of acquisition and which Ames has rejected.

The Company remains contingently liable for the leases of most of the former Zayre stores still operated by Ames. In addition, the Company is contingently liable on a number of leases of Waban Inc., a division spun-off in fiscal 1990, and of the Hit or Miss division, the Company's former off-price women's specialty stores, sold on September 30, 1995. The Company believes that in view of the nature of the leases and the fact that Ames, Waban and Hit or Miss are primarily liable, the Company's contingent liability on these leases will not have a material effect on the Company's financial condition. Accordingly, the Company believes its available reserves of $25.3 million as of January 27, 1996 should be adequate to cover all reasonably expected liabilities associated with discontinued operations that it may incur.

K.  SEGMENT INFORMATION

For data on business segments for fiscal 1996, 1995 and 1994, see page 20.

SELECTED FINANCIAL DATA (CONTINUING OPERATIONS)


The following selected financial data includes the results of Marshalls for the period following its acquisition on November 17, 1995. All prior year data has been restated to reflect Hit or Miss as a discontinued operation.

Fiscal Year Ended January          1996           1995         1994         1993          1992
- ----------------------------------------------------------------------------------------------
                                             Dollars in Thousands Except Per Share Amounts
Income statement and
per common share data:
  Net sales                  $4,447,549     $3,489,146   $3,253,471   $2,879,261    $2,380,606
  Income from
    continuing
    operations
    before extra-
    ordinary item and
    cumulative effect of
    accounting changes           63,599(1)      86,579      124,617      110,708        89,997
  Number of common
    shares for
    primary and fully
    diluted earnings
    per common share
    computations             73,133,349     73,467,003   74,192,358   73,873,276    70,050,835
  Earnings per common
     share from continuing
     operations              $      .74(1)  $     1.08   $     1.58   $     1.49    $     1.28
  Dividends per common
     share                          .49            .56          .50          .46           .46

Balance sheet data:
  Working capital            $  409,151     $  277,201   $  285,447   $  244,226    $  158,914
  Total assets                2,745,582      1,550,823    1,330,964    1,209,136     1,003,951
  Capital expenditures          111,827        120,022      118,482      102,062        78,028
  Long-term debt                690,713        239,478      210,854      179,787       307,385
  Shareholders' equity          764,634        606,952      590,900      505,184       260,517

Stores in operation end
  of year:
    T.J. Maxx                       587            551          512          479           437
    Marshalls                       496              -            -            -             -
    Winners                          52             37           27           15             9
    HomeGoods                        22             15           10            6             -
    T.K. Maxx                         9              5            -            -             -

- ----------

(1) Includes an after-tax charge of $21.0 million, or $.29 per share, for the estimated cost of closing approximately 30 T.J. Maxx stores in connection with the acquisition of Marshalls.


REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors of The TJX Companies, Inc.:

We have audited the accompanying consolidated balance sheets of The TJX Companies, Inc. and subsidiaries as of January 27, 1996 and January 28, 1995 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three fiscal years in the period ended January 27, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The TJX Companies, Inc. and subsidiaries as of January 27, 1996 and January 28, 1995 and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended January 27, 1996 in conformity with generally accepted accounting principles.


                                               Coopers & Lybrand, L.L.P.


Boston, Massachusetts
March 12, 1996

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



Bernard Cammarata                       Donald G. Campbell
President and Chief Executive Officer   Senior Vice President - Finance and
                                        Chief Financial Officer
March 12, 1996

MANAGEMENT'S DISCUSSION AND ANALYSIS OF                 THE TJX COMPANIES, INC.
RESULTS OF OPERATIONS AND FINANCIAL CONDITION


On September 30, 1995, the Company sold its Hit or Miss division. This transaction was accounted for as a discontinued operation and all historical results of the Hit or Miss division have been reclassified to discontinued operations for comparative purposes.

On November 17, 1995, the Company acquired the Marshalls off-price family apparel chain from Melville Corporation. Under the purchase method of accounting, the assets and liabilities and results of operations associated with the acquired business have been included in the Company's financial position and results of operations since the date acquired. Accordingly, the financial position and results of operations of the Company as of, and for the period ending, January 27, 1996, are not directly comparable to the financial position and results of operations of the Company for prior fiscal years, and are not necessarily indicative of the financial position and results of operations that may be reported by the Company for future periods. The following discussion should be read in conjunction with the consolidated financial statements and notes thereto contained elsewhere in this report.

RESULTS OF OPERATIONS

CONTINUING OPERATIONS: Income from continuing operations before extraordinary item and cumulative effect of accounting changes ("income from continuing operations") was $63.6 million in fiscal 1996 versus $86.6 million and $124.6 million in fiscal 1995 and 1994, respectively. Income from continuing operations per common share, on a fully diluted basis, was $.74 in fiscal 1996, versus $1.08 in fiscal 1995 and $1.58 in fiscal 1994. The results for fiscal 1996 include a $35 million pre-tax ($21.0 million after-tax) charge for closing certain T.J. Maxx stores in connection with the acquisition of Marshalls. Excluding the $35 million pre-tax charge, income from continuing operations for fiscal 1996 would have been $84.6 million, or $1.03 per share.

Net sales for fiscal 1996 increased 27.5% to $4.45 billion from $3.49 billion in 1995. Net sales for fiscal 1995 increased 7.2% to $3.49 billion from $3.25 billion in fiscal 1994. Same store sales, on a consolidated basis, decreased 2% in fiscal 1996, and were flat in fiscal 1995. The above consolidated sales and same store sales results include those for Marshalls for the post-acquisition period.

On a divisional basis, same store sales at T.J. Maxx were down 2% in fiscal 1996 and flat in fiscal 1995. Same store sales for Marshalls from the date of acquisition in mid-November decreased 1%. Winners achieved same store sales increases of 7% in fiscal 1996 and 10% in fiscal 1995. The continuation of weak apparel sales in the U.S. as well as the highly promotional retail environment were factors affecting sales in both fiscal 1995 and fiscal 1996 for the off-price family apparel segment. Sales for

Chadwick's increased 9% in fiscal 1996 and 3% in fiscal 1995. This division had experienced rapid growth in the years prior to fiscal 1995 which put a strain on its operations and in fiscal 1995, had a negative impact on the division's ability to service its customers. Chadwick's made considerable progress in correcting these difficulties and improving its profitability in fiscal 1996. Lastly, HomeGoods, whose results are reported as a separate segment beginning in fiscal 1996, experienced a same store sales increase of 1%.

Cost of sales, including buying and occupancy costs, as a percentage of net sales, was 77.1%, 75.8% and 74.7% in fiscal 1996, 1995 and 1994, respectively. The increase in this percentage in both fiscal 1996 and 1995 reflects higher than planned markdowns taken as a result of the weak apparel environment and the highly promotional retail environment. In addition, the increase in fiscal 1996 reflects the inclusion of HomeGoods in the detailed consolidated results of the Company as HomeGoods operated at a lower margin in fiscal 1996 than the other divisions.

Selling, general and administrative expenses as a percentage of net sales were 18.7% in fiscal 1996, 19.3% in fiscal 1995 and 18.4% in fiscal 1994. The decrease in the ratio in fiscal 1996 versus 1995 reflects the inclusion of Marshalls in the Company's consolidated results, as Marshalls operates at an expense ratio closer to that of T.J. Maxx versus the other divisions. The expense ratio for fiscal 1996 also reflects the benefits realized by Chadwick's due to operational improvements made at this division. The increase in fiscal 1995 in this expense ratio, versus fiscal 1994, is primarily attributable to the Chadwick's division. Chadwick's had an expense ratio increase in fiscal 1995 primarily due to increased production and postage costs of its catalogs and order processing costs.

The Company recorded a pre-tax charge of $35 million in fiscal 1996 for the closing of approximately 30 T.J. Maxx stores in connection with the acquisition of Marshalls. The Company also expects to close approximately 170 Marshalls stores for which a reserve was established in the allocation of the purchase price under the purchase accounting method. These reserves are primarily estimates for the costs associated with subletting or otherwise disposing of store leases.

Interest expense was $44.2 million in fiscal 1996, $24.5 million in fiscal 1995 and $17.9 million in fiscal 1994. The increase in fiscal 1996 versus fiscal 1995 is primarily due to additional borrowings, including a $45 million real estate mortgage, issued in December 1994, but which was prepaid as a result of the Marshalls acquisition, a $375 million term loan to fund the cash portion of the purchase price of the Marshalls acquisition and $200 million of notes issued in June 1995 under the Company's shelf registration statement. The increase in fiscal 1995 versus fiscal 1994 also reflects increased borrowing levels as well as increased rates. The comparison of fiscal 1995 to fiscal 1994 is impacted by $2 million of interest income included in fiscal 1994 associated with a federal tax refund.

The Company's effective income tax rate was 42% in fiscal 1996 and 1995 and 40% in fiscal 1994. The increase in the effective rate in fiscal 1996 and 1995 is primarily attributable to the Company's entry into the United Kingdom where a net operating loss carryforward has been incurred. The difference in the U.S. federal statutory tax rate and the Company's worldwide effective income tax rate in each fiscal year is primarily attributable to the effective state income tax rate, with the additional impact in fiscal 1996 and 1995 of the aforementioned net operating loss carryforward attributable to the Company's entry into the United Kingdom.

DISCONTINUED OPERATIONS AND NET INCOME: Net income for fiscal 1996 includes a loss on the disposal of the Hit or Miss discontinued operation, net of income taxes, of $31.7 million. The results of the Hit or Miss division prior to the sale have been reclassified as income (loss) from discontinued operations, net of income taxes, which includes a loss of $2.3 million in fiscal 1996, a loss of $4.0 million in fiscal 1995 and income of $2.4 million in fiscal 1994.

In addition, in fiscal 1996, in connection with the Marshalls acquisition and the new bank credit agreement (see Notes A and B to the consolidated financial statements), the Company prepaid its $45 million real estate mortgage on its Chadwick's fulfillment center and incurred an after-tax extraordinary charge for the early retirement of debt of $3.3 million, or $.05 per common share. In fiscal 1994, the Company recorded an after-tax charge of $2.7 million, or $.04 per common share, for the cumulative effect of accounting changes.

Net income, after reflecting the above items, was $26.3 million, or $.23 per common share, in fiscal 1996, $82.6 million, or $1.03 per common share, in fiscal 1995 and $124.4 million, or $1.58 per common share, in fiscal 1994.

CAPITAL SOURCES AND LIQUIDITY

Net cash provided by operating activities was $233.6 million, $103.4 million and $75.0 million in fiscal 1996, 1995 and 1994, respectively. The increase in cash provided by operating activities in fiscal 1996 versus that of fiscal 1995 was primarily attributable to the timing of the Marshalls acquisition and the resulting favorable cash flow of the holiday selling season. The Company also experienced an increase in cash provided by operations in fiscal 1995 versus fiscal 1994 despite reduced net income in fiscal 1995. The impact of the lower net income in fiscal 1995 was offset by an increase in consolidated accounts payable to merchandise inventory ratio and lower payments against the Company's discontinued operations reserve. Cash flows from operating activities over the next several years will be impacted by the settlements and disposition of leases associated with both the Company's discontinued operations reserve and the store closing and restructuring reserves. See Note H to the consolidated financial statements for further information.

Inventories as a percentage of net sales were 30.2% in fiscal 1996, 25.5% in fiscal 1995 and 22.1% in fiscal 1994. The fiscal 1996 percentage is not comparable since Marshalls net sales are included only from November 18, 1995. Using pro forma net sales for fiscal 1996 (see Note A to the consolidated financial statements), which assumes Marshalls was acquired at the beginning of the fiscal year, inventories as a percentage of net sales in fiscal 1996 would be 20.5%. The higher percentage in fiscal 1995 versus fiscal 1994 and the lower pro forma percentage for fiscal 1996 versus fiscal 1995 reflect higher warehouse inventory related to opportunistic merchandise purchases and a larger percentage of spring merchandise on hand at the end of fiscal 1995. Working capital was $409.2 million in fiscal 1996, $277.2 million in fiscal 1995 and $285.4 million in fiscal 1994. The increase in working capital in fiscal 1996 is primarily attributable to the acquisition of Marshalls.


The Company's cash flows for investing activities include capital expenditures for the last two years as set forth in the table below:

Fiscal Year Ended January                            1996              1995
- --------------------------------------------------------------------------------
                                                         In Millions

New stores                                        $  44.6             $ 53.2
Store renovations and improvements                   36.5               40.0
Office and distribution centers                      30.7               26.8
                                                  -------             ------
Capital expenditures                              $ 111.8             $120.0
                                                  =======             ======

Capital expenditures for both fiscal 1996 and 1995 emphasized new stores and store renovations.

The Company expects that capital expenditures will approximate $150 million for fiscal 1997 including approximately $46 million for new stores, primarily T.J. Maxx and Marshalls; $69 million for improvements to existing stores, primarily T.J. Maxx and Marshalls; and approximately $35 million for office and distribution centers.

Investing activities for fiscal 1996 include $378.7 million paid for the acquisition of Marshalls. In addition to the cash outlay for the acquisition of Marshalls, the Company issued $175 million of convertible junior preferred stock. See Note E to the consolidated financial statements for further information on the preferred stock issued. The total purchase price for Marshalls reflected in these financials, including acquisition costs and an estimated contingent payment, totals $606 million. See Note A to the consolidated financial statements for further information on the acquisition of Marshalls.

Lastly, investing activities for fiscal 1996 reflect proceeds of $3 million for the sale of the Hit or Miss division. The Company also received a $10 million note, due in seven years with 10% interest.

FINANCING ACTIVITIES: In June 1995, the Company filed a shelf registration statement with the Securities and Exchange Commission, which provides for the issuance of up to $250 million of long-term debt. In June 1995, the Company issued $200 million of long-term notes under the registration statement. The proceeds were used, in part, to repay short-term borrowings and for general corporate purposes, including new store and capital expenditures, and the repayment of scheduled maturities of other outstanding long-term debt. During fiscal 1995 and fiscal 1994, the Company borrowed an aggregate of $57.5 million under its medium term note program, (which was replaced by the shelf registration statement mentioned above). The aggregate borrowings under the medium term note program were used entirely to fund the Company's investments in its Canadian and United Kingdom operations. See Notes B and C of the consolidated financial statements for further information regarding these transactions.

In connection with the purchase of Marshalls, the Company entered into an unsecured $875 million bank credit agreement under which the Company borrowed $375 million on a term loan basis to fund the cash portion of the Marshalls purchase price. The Company may also borrow up to an additional $500 million on a revolving loan basis for the working capital needs of the Company. Interest is payable on the borrowings at rates equal to or less than prime. Subsequent to year-end, the Company entered into two interest rate swap agreements which in essence provide for a fixed rate of 5.9% on $200 million of the $375 million term loan. The term loan matures on November 17, 2000, and the revolving loan expires on November 17, 1998. The new agreement has certain financial covenants which include a minimum net worth requirement and certain leverage and fixed charge ratios. In connection with this financing arrangement, the Company cancelled its former committed U.S. short-term credit lines and prepaid its $45 million real estate mortgage on its Chadwick's fulfillment center, issued in December 1994. The Company incurred an after-tax extraordinary charge of $3.3 million on the early retirement of this debt.

The Company declared quarterly dividends on its common stock of $.14 per share in fiscal 1995 and for the first three quarters of fiscal 1996. In connection with the acquisition of Marshalls, the Company reduced the quarterly dividend to $.07 per common share effective with the dividend payable for the fourth quarter of fiscal 1996. Annual dividends on common stock totalled $35.5 million in fiscal 1996 and $41.6 million in fiscal 1995. The Company also has dividend requirements on its outstanding Series A and Series C preferred stock which totalled $7.2 million in each of fiscal 1996 and 1995, as well as dividend requirements on the new Series D and Series E junior preferred stock issued in the acquisition of Marshalls. Series D preferred stock carries an annual dividend of $0.5 million and the Series E preferred stock carries an annual dividend of $10.5 million. An aggregate of $9.4 million of preferred dividends is reflected in investing activities for fiscal 1996. During fiscal 1995, the Company repurchased 1.1 million shares of the Company's common stock for a cost of $19.3 million under a stock buy-back program, which the Company terminated due to the acquisition of Marshalls.

The Company has traditionally funded its seasonal merchandise requirements through short-term bank borrowings and the issuance of short-term commercial paper. The Company has the ability to borrow up to $500 million on a revolving loan basis under its bank agreement. As of January 27, 1996, the entire $500 million was available for use. The maximum amount of short-term borrowings outstanding during fiscal 1996, 1995 and 1994 was

$200 million, $181.5 million and $133.0 million, respectively. The Company also has C$20 million of committed lines for its Canadian operations, all of which were available as of January 27, 1996. Management believes that the Company's internally generated funds along with the available credit facility and credit lines and existing cash balances, are adequate to meet its needs. See Notes B and E to the consolidated financial statements for further information regarding the Company's long-term debt and capital stock transactions.



SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)         The TJX Companies, Inc.

                                               First      Second      Third          Fourth
                                             Quarter     Quarter    Quarter         Quarter
- -------------------------------------------------------------------------------------------
                                                   In Thousands Except Per Share Amounts
Fiscal  year ended January 27, 1996
  Net sales                                  $830,430   $848,945  $1,012,672     $1,755,502
  Gross earnings*                             195,993    191,263     264,667        366,225
  Income from continuing operations
    before extraordinary item and
    cumulative effect of accounting
    changes                                     9,510      7,713      33,877         12,499
       Per common share, fully diluted            .11        .08         .44            .11
  Net income (loss)                             8,065    (24,842)     33,877          9,161
       Per common share, fully diluted            .09       (.37)        .44            .07


Fiscal year ended January 28, 1995
  Net sales                                  $762,260   $775,240  $  924,606     $1,027,040
  Gross earnings*                             196,212    191,854     244,241        213,516
  Income from continuing operations
     before extraordinary item and
     cumulative effect of accounting
     changes                                   19,468     19,795      34,596         12,720
        Per common share, fully diluted           .24        .24         .44            .15
  Net income                                   19,369      18,796     32,788         11,666
        Per common share, fully diluted           .24        .23         .42            .14

- ----------

* Gross earnings equal net sales less cost of sales, including buying and occupancy costs.


The financial data for the fourth quarter of fiscal 1996 includes the results of Marshalls since the date of acquisition on November 17, 1995. Income from continuing operations and net income for the fourth quarter of fiscal 1996 includes an after-tax charge of $21.0 million, or $.29 per common share, for the estimated cost of closing approximately 30 T.J. Maxx stores in connection with the acquisition of Marshalls. Net income for the fourth quarter of fiscal 1996 includes an after-tax extraordinary charge of $3.3 million for the early retirement of debt.

Net income for the second quarter of fiscal 1996 includes an after-tax loss on the sale of the discontinued Hit or Miss operation of $31.7 million, or $.43 per common share. The operating results for Hit or Miss for all prior periods have been reflected as a discontinued operation.


PRICE RANGE OF COMMON STOCK

The common stock of the Company is listed on the New York Stock Exchange
(Symbol:TJX). The quarterly high and low stock prices for fiscal 1996 and fiscal
1995 are as follows:

                                Fiscal 1996              Fiscal 1995
Quarter                       High       Low           High        Low
- ------------------------------------------------------------------------
First                        $14       $11 1/8       $29 3/8     $22 7/8
Second                        15 1/2    11 3/8        24 7/8      18 1/8



Third                         15 3/4    11 1/2        23 1/4      15 5/8
Fourth                        19 7/8    13 1/2        16 1/4      13 3/16


The approximate number of common shareholders at January 27, 1996 was 22,700.

The Company declared quarterly dividends of $.14 per share for the first three quarters of fiscal 1996 and a quarterly dividend of $.07 per share for the fourth quarter of fiscal 1996. The Company declared four quarterly dividends of $.14 per share for fiscal 1995.

SHAREHOLDER INFORMATION


TRANSFER AGENT AND REGISTRAR,
COMMON AND SERIES C PREFERRED STOCK
State Street Bank and Trust Company
Boston, Massachusetts
1-800-426-5523

TRUSTEES
PUBLIC DEBENTURES
9 1/2% Sinking Fund Debentures
        Chase Manhattan Bank
        New York, New York

6 5/8% Promissory Notes
7% Promissory Notes
        The First National Bank of Chicago
        Chicago, Illinois

AUDITORS
Coopers & Lybrand L.L.P.

INDEPENDENT COUNSEL
Ropes & Gray

FORM 10-K
Information concerning the Company's operations and financial position is provided in this report and in the Form 10-K filed with the Securities and Exchange Commission. A copy of the 10-K may be obtained without charge by writing or calling:

        The TJX Companies, Inc.
        Investor Relations
        770 Cochituate Road
        Framingham, Massachusetts 01701
        (508)390-2323

INVESTOR RELATIONS
Analysts and investors seeking financial data about the Company are asked to contact:

        Sherry Lang, Investor and Public
        Relations Director
        (508)390-2323

ANNUAL MEETING
The 1996 annual meeting will be held at 11:00 a.m. on Tuesday, June 4, 1996 in the Enterprise Room, 5th Floor at State Street
Bank, 225 Franklin Street, Boston,
Massachusetts.

EXECUTIVE OFFICES
Framingham, Massachusetts 01701