Form 10-K405, Exhibit 13
period 1997-01-25
TJX COMPANIES INC /DE/
filed 1997-04-25
CIK 109198

                                                                      EXHIBIT 13


CONSOLIDATED STATEMENTS OF INCOME                        The TJX Companies, Inc.

                                               January 25,          January 27,          January 28,
Fiscal Year Ended                                     1997                 1996                 1995
                                              ------------------------------------------------------
                                                   Dollars in Thousands Except Per Share Amounts
Net sales                                     $  6,689,410         $  3,975,115         $  3,055,573
                                              ------------         ------------         ------------

Cost of sales, including buying and
    occupancy costs                              5,198,783            3,143,257            2,370,715
Selling, general and administrative
    expenses                                     1,087,137              669,876              517,449
Store closing costs                                     --               35,000                   --
Interest expense, net                               37,350               38,186               22,171
                                              ------------         ------------         ------------

Income from continuing operations before
    income taxes and extraordinary item            366,140               88,796              145,238

Provision for income taxes                         152,314               37,207               60,758
                                              ------------         ------------         ------------

Income from continuing operations before
    extraordinary item                             213,826               51,589               84,480

Discontinued operations:
    Income (loss) from discontinued
        operations, net of income taxes             29,361                9,710               (1,861)
    Gain (loss) on disposal of discontinued
        operations, net of income taxes            125,556              (31,700)                  --
                                              ------------         ------------         ------------

Income before extraordinary item                   368,743               29,599               82,619

Extraordinary (charge), net of
    income taxes                                    (5,620)              (3,338)                  --
                                              ------------         ------------         ------------

Net income                                         363,123               26,261               82,619

Preferred stock dividends                           13,741                9,407                7,156
                                              ------------         ------------         ------------

Net income available to common
    shareholders                              $    349,382         $     16,854         $     75,463
                                              ============         ============         ============

Number of common shares for primary
    and fully diluted earnings per
    share computations                          90,625,009           73,133,349           73,467,003

Primary and fully diluted earnings
    per common share:
        Income from continuing operations     $       2.36         $        .58         $       1.05
        Income before extraordinary item      $       4.07         $        .28         $       1.03
        Net income                            $       4.01         $        .23         $       1.03

Cash dividends per common share               $        .28         $        .49         $        .56

    The accompanying notes are an integral part of the financial statements

CONSOLIDATED BALANCE SHEETS                              The TJX Companies, Inc.

                                                             January 25,       January 27,
                                                                    1997              1996
------------------------------------------------------------------------------------------
ASSETS                                                                In Thousands
    Current assets:
        Cash and cash equivalents                             $  474,732        $  209,226
        Accounts receivable                                       57,275            55,144
        Merchandise inventories                                1,059,505         1,258,488
        Prepaid expenses                                          16,379            16,406
        Net current assets of discontinued operations             54,451            76,287
                                                              ----------        ----------

           Total current assets                                1,662,342         1,615,551
                                                              ----------        ----------

    Property at cost:
        Land and buildings                                       103,067           110,446
        Leasehold costs and improvements                         428,836           423,842
        Furniture, fixtures and equipment                        527,710           539,504
                                                              ----------        ----------
                                                               1,059,613         1,073,792
        Less accumulated depreciation and amortization           419,129           340,599
                                                              ----------        ----------
                                                                 640,484           733,193

    Other assets                                                  42,259            37,325
    Goodwill and tradename, net of amortization                  216,127           236,043
    Net noncurrent assets of discontinued operations                  --            52,299
                                                              ----------        ----------

           Total Assets                                       $2,561,212        $2,674,411
                                                              ==========        ==========

LIABILITIES
    Current liabilities:
        Current installments of long-term debt                $   27,140        $   78,670
        Accounts payable                                         533,945           436,634
        Accrued expenses and other current liabilities           621,211           691,096
                                                              ----------        ----------

           Total current liabilities                           1,182,296         1,206,400
                                                              ----------        ----------

    Long-term debt, exclusive of current installments            244,410           690,713

    Deferred income taxes                                          7,320            12,664

SHAREHOLDERS' EQUITY
    Preferred stock at face value, authorized
        5,000,000 shares, par value $1, issued and
        outstanding cumulative convertible stock of:
           250,000 shares of 8% Series A                              --            25,000
           1,650,000 shares of 6.25% Series C                         --            82,500
           250,000 shares of 1.81% Series D                           --            25,000
           1,500,000 shares of 7% Series E                       150,000           150,000
    Common stock, authorized 150,000,000 shares,
        par value $1, issued and outstanding
        79,576,438 and 72,485,776 shares                          79,576            72,486
    Additional paid-in capital                                   429,017           269,159
    Retained earnings                                            468,593           140,489
                                                              ----------        ----------

           Total shareholders' equity                          1,127,186           764,634
                                                              ----------        ----------

           Total Liabilities and Shareholders' Equity         $2,561,212        $2,674,411
                                                              ==========        ==========


    The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY          The TJX Companies, Inc.

                                      Preferred        Common           Additional
                                       Stock,         Stock, Par         Paid-in           Retained
                                     Face Value        Value $1          Capital           Earnings              Total
-----------------------------------------------------------------------------------------------------------------------
                                                                       In Thousands
Balance, January 29, 1994            $ 107,500         $ 73,431         $ 284,744         $ 125,225         $   590,900
    Net income                              --               --                --            82,619              82,619
    Cash dividends:
        Preferred stock                     --               --                --            (7,156)             (7,156)
        Common stock                        --               --                --           (41,574)            (41,574)
    Issuance of common stock
        under stock incentive
        plans and related tax
        benefits                            --               29               807                --                 836
    Common stock repurchased                --           (1,059)          (18,202)               --             (19,261)
    Other                                   --               --               588                --                 588
                                     ---------         --------         ---------         ---------         -----------

Balance, January 28, 1995              107,500           72,401           267,937           159,114             606,952
    Net income                              --               --                --            26,261              26,261
    Cash dividends:
        Preferred stock                     --               --                --            (9,407)             (9,407)
        Common stock                        --               --                --           (35,479)            (35,479)
    Issuance of cumulative
        convertible preferred
        stock
           Series D                     25,000               --                --                --              25,000
           Series E                    150,000               --                --                --             150,000
    Issuance of common
        stock under stock
        incentive plans
        and related tax
        benefits                            --               85               754                --                 839
    Other                                   --               --               468                --                 468
                                     ---------         --------         ---------         ---------         -----------

Balance, January 27, 1996              282,500           72,486           269,159           140,489             764,634
    Net income                              --               --                --           363,123             363,123
    Cash dividends:
        Preferred stock                     --               --                --           (13,741)            (13,741)
        Common stock                        --               --                --           (21,278)            (21,278)
    Conversion of cumulative
        preferred stock into
        common stock
           Series A                    (25,000)           1,190            23,810                --                  --
           Series C                    (82,500)           3,178            79,322                --                  --
           Series D                    (25,000)           1,350            23,650                --                  --
    Issuance of common
        stock under stock
        incentive plans
        and related tax
        benefits                            --            1,372            32,786                --              34,158
    Other                                   --               --               290                --                 290
                                     ---------         --------         ---------         ---------         -----------

Balance, January 25, 1997            $ 150,000         $ 79,576         $ 429,017         $ 468,593         $ 1,127,186
                                     =========         ========         =========         =========         ===========


    The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS                    The TJX Companies, Inc.

                                                  January 25,       January 27,       January 28,
Fiscal Year Ended                                        1997              1996              1995
-------------------------------------------------------------------------------------------------
                                                                     In Thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                        $ 363,123         $  26,261         $  82,619
  Adjustments to reconcile net income
      to net cash provided by operating
      activities:
        (Income) loss from discontinued
         operations                                   (29,361)           (9,710)            1,861
        (Income) loss on disposal of
         discontinued operations                     (125,556)           31,700                --
        Extraordinary charge                            5,620             3,338                --
        Depreciation and amortization                 126,830            79,232            60,582
        Property disposals and asset
         write-downs                                   25,399             3,489             5,157
        Other, net                                       (732)             (382)              912
        Changes in assets and liabilities,
         net of effect of acquisition and
         dispositions:
         (Increase) in accounts receivable             (2,131)             (233)           (8,302)
         (Increase) decrease in
           merchandise inventories                    198,983           211,168          (163,898)
         (Increase) decrease in prepaid
           expenses                                        27             6,872            (1,760)
         Increase (decrease) in
           accounts payable                            95,677          (147,013)           93,693
         Increase in accrued expenses
           and other current liabilities               11,928            63,975            13,384
         (Decrease) in deferred income taxes           (5,344)          (14,143)             (440)
                                                    ---------         ---------         ---------

Net cash provided by operating activities             664,463           254,554            83,808
                                                    ---------         ---------         ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Property additions                                 (119,153)         (105,864)         (109,436)
  Acquisition of Marshalls, net of cash
      acquired                                        (49,327)         (378,733)               --
  Proceeds from sale of discontinued
      operations                                      222,800             3,000                --
                                                    ---------         ---------         ---------
  Net cash provided by (used in)
      investing activities                             54,320          (481,597)         (109,436)
                                                    ---------         ---------         ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from (payments on) short-
      term debt                                            --           (20,000)           20,000
  Proceeds from borrowings of
      long-term debt                                       --           574,861            20,500
  Principal payments on long-term debt                (46,506)          (31,271)           (6,025)
  Prepayment of long-term debt                       (455,560)               --                --
  Payment of debt issue expenses                           --           (14,776)               --
  Proceeds from sale and issuance
      of common stock, net                             34,395             1,040               741
  Common stock repurchased                                 --                --           (19,261)
  Cash dividends paid                                 (35,019)          (44,886)          (48,730)
                                                    ---------         ---------         ---------

Net cash provided by (used in)
  financing activities                           (502,690)          464,968          (32,775)
                                                ---------         ---------         --------

Net cash provided by (used in)
  continuing operations                           216,093           237,925          (58,403)

Net cash provided by (used in)
  discontinued operations                          49,413           (70,268)          41,870
                                                ---------         ---------         --------

Net increase (decrease) in cash and
  cash equivalents                                265,506           167,657          (16,533)
Cash and cash equivalents at
  beginning of year                               209,226            41,569           58,102
                                                ---------         ---------         --------

Cash and cash equivalents at end of year        $ 474,732         $ 209,226         $ 41,569
                                                =========         =========         ========


    The accompanying notes are an integral part of the financial statements.

SELECTED INFORMATION BY MAJOR BUSINESS SEGMENT           The TJX Companies, Inc.

The following selected information by major business segment reflects the results of Marshalls in the off-price family apparel segment for the periods following its acquisition on November 17, 1995. Prior year data has been restated to reflect Chadwick's of Boston and Hit or Miss as discontinued operations.

                                                  January 25,         January 27,        January 28,
Fiscal Year Ended                                        1997                1996               1995
----------------------------------------------------------------------------------------------------
                                                                      In Thousands
Net sales:
    Off-price family apparel stores               $ 6,602,391         $ 3,896,710         $3,055,573
    Off-price home fashion stores                      87,019              78,405                 --
                                                  -----------         -----------         ----------
                                                  $ 6,689,410         $ 3,975,115         $3,055,573
                                                  ===========         ===========         ==========

Operating income (loss):
    Off-price family apparel stores (1)           $   463,419         $   187,974         $  208,648
    Off-price home fashion stores (2)                 (14,018)            (13,375)                --
                                                  -----------         -----------         ----------
                                                      449,401             174,599            208,648

General corporate expense (3)                          43,297              45,003             38,625
Goodwill amortization                                   2,614               2,614              2,614
Interest expense, net                                  37,350              38,186             22,171
                                                  -----------         -----------         ----------

Income from continuing operations
    before income taxes and extra-
    ordinary item                                 $   366,140         $    88,796         $  145,238
                                                  ===========         ===========         ==========

Identifiable assets:
    Off-price family apparel stores               $ 1,801,779         $ 2,116,127         $1,154,258
    Off-price home fashion stores                      36,493              46,861                 --
    Corporate, primarily cash and goodwill            668,489             382,137            219,706
                                                  -----------         -----------         ----------
                                                  $ 2,506,761         $ 2,545,125         $1,373,964
                                                  ===========         ===========         ==========

Capital expenditures:
    Off-price family apparel stores               $   104,955         $    87,037         $   91,801
    Off-price home fashion stores                         731               7,932                 --
    Corporate                                          13,467              10,895             17,635
                                                  -----------         -----------         ----------
                                                  $   119,153         $   105,864         $  109,436
                                                  ===========         ===========         ==========

Depreciation and amortization:
    Off-price family apparel stores               $   113,479         $    69,596         $   53,601
    Off-price home fashion stores                       2,104               1,777                 --
    Corporate, including goodwill                      11,247               7,859              6,981
                                                  -----------         -----------         ----------
                                                  $   126,830         $    79,232         $   60,582
                                                  ===========         ===========         ==========

----------
(1) The period ended January 27, 1996 includes a charge of $35 million relating to the closing of approximately 30 T.J. Maxx stores.

(2) The periods ended January 25, 1997 and January 27, 1996 include a charge of $3.1 million and $3.8 million, respectively, for certain store closings and other restructuring costs relating to HomeGoods.

(3) General corporate expense for the fiscal years ended January 25, 1997, January 27, 1996 and January 28, 1995 include the net operating results of T.K. Maxx. General corporate expense for the fiscal year ended January 27, 1996 includes the net operating results of the Cosmopolitan catalog, which ceased catalog operations in the fourth quarter of fiscal

         1996, and for the fiscal year ended January 28, 1995 general corporate expense includes the net operating results of HomeGoods.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS               The TJX Companies, Inc.


SUMMARY OF ACCOUNTING POLICIES

FISCAL YEAR: The Company's fiscal year ends on the last Saturday in January.

BASIS OF PRESENTATION: The consolidated financial statements of The TJX Companies, Inc. include the financial statements of all the Company's wholly-owned subsidiaries, including its foreign subsidiaries. The financial statements for the applicable periods present the Company's former Chadwick's and Hit or Miss divisions as discontinued operations. The notes pertain to continuing operations except where otherwise noted.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS: The Company generally considers highly liquid investments with an initial maturity of three months or less to be cash equivalents. The Company's investments are primarily high grade commercial paper or time deposits with major banks. The fair value of cash equivalents approximates carrying value.

MERCHANDISE INVENTORIES: Inventories are stated at the lower of cost or market. The Company uses the retail method for valuing inventories on the first-in first-out basis.

DEPRECIATION AND AMORTIZATION: For financial reporting purposes, the Company provides for depreciation and amortization of property principally by the use of the straight-line method over the estimated useful lives of the assets. Buildings are depreciated over 33 years, leasehold costs and improvements are generally amortized over the lease term or their estimated useful life, whichever is shorter, and furniture, fixtures and equipment are depreciated over 3 to 10 years. Maintenance and repairs are charged to expense as incurred. Upon retirement or sale, the cost of disposed assets and the related depreciation are eliminated and any gain or loss is included in net income. Debt discount and related issue expenses are amortized over the lives of the related debt issues. Pre-opening costs are charged to operations within the fiscal year that a new store or facility opens.

GOODWILL AND TRADENAME: Goodwill is primarily the excess of the purchase price incurred over the carrying value of the minority interest in the Company's former 83%-owned subsidiary. The minority interest was acquired pursuant to the Company's fiscal 1990 restructuring. In addition, goodwill includes the excess of cost over the estimated fair market value of the net assets of Winners Apparel Ltd., acquired by the Company effective May 31, 1990. Goodwill totalled $84.7 million, net of amortization, as of January

25, 1997 and is being amortized over 40 years. Annual amortization of goodwill was $2.6 million in fiscal years 1997, 1996 and 1995. Cumulative amortization as of January 25, 1997 and January 27, 1996 was $19.9 million and $17.3 million, respectively.

Tradename is the value assigned to the name "Marshalls" as a result of the Company's acquisition of the Marshalls chain on November 17, 1995. The final allocation of the purchase price of Marshalls, pursuant to the purchase accounting method, resulted in $135.8 million being allocated to the tradename. The value of the tradename was determined by the discounted present value of assumed after-tax royalty payments, offset by a reduction for its pro-rata share of the total negative goodwill acquired (see Note A). The tradename is deemed to have an indefinite life and accordingly is being amortized over 40 years. Amortization expense was $3.7 million and $.7 million for fiscal years 1997 and 1996, respectively. Cumulative amortization as of January 25, 1997 and January 27, 1996 was $4.4 million and $.7 million, respectively.

IMPAIRMENT OF LONG-LIVED ASSETS: During fiscal 1997, the Company adopted the Financial Accounting Standards Board (FASB) Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The Company periodically reviews the value of its property and intangible assets in relation to the current and expected operating results of the related business segments in order to assess whether there has been a permanent impairment of their carrying values.

As a result of the acquisition of Marshalls, and the development of a plan for the realignment of the distribution center facilities at T.J. Maxx and Marshalls, certain distribution center assets have been written down to their net estimated realizable value in anticipation of their sale or disposal. The plan is expected to be implemented over the next several years. The amounts impacting Marshalls have been reflected in the final allocation of purchase price (see Note A) and those related to T.J. Maxx have been reflected as a $12.2 million impairment charge which has been recorded in selling, general and administrative expenses for fiscal 1997.

ADVERTISING COSTS:  The Company expenses advertising costs as incurred.

EARNINGS PER COMMON SHARE: Primary and fully diluted earnings per common share is based upon the weighted average number of common and common equivalent shares and other dilutive securities outstanding in each year. In computing earnings per common share, income is adjusted for preferred dividends paid unless the assumed conversion of the outstanding convertible preferred stock is more dilutive. Income for earnings per share calculations has been adjusted for preferred stock dividends of $9.3 million in fiscal 1996 and $7.2 million in fiscal 1995.

FOREIGN CURRENCY TRANSLATION: The Company's foreign assets and liabilities are translated at the year-end exchange rate and the income statement items are translated at the average exchange rates prevailing during the year. A portion of the Company's net investment in foreign operations is hedged with foreign currency swap agreements. The translation adjustment associated with the foreign operations and the currency swap agreements are included in shareholders' equity as a component of additional paid-in-capital. Cumulative foreign currency translation adjustments included in shareholders' equity, amounted to losses of $1.0 million as of January 25, 1997 and $1.7 million as of January 27, 1996.

NEW ACCOUNTING STANDARD: During 1996, the Financial Accounting Standards Board
(FASB) issued Statement of Financial Accounting Standards No. 128 "Earnings per Share." This statement specifies the computation, presentation and disclosures for basic and dilutive earnings per share. The Company will implement the standard in its fiscal year ended January 31, 1998. Using the new method for computing earnings per share, basic earnings per share and dilutive earnings per share would be as follows:

                                                    Fiscal Year Ended January
                                                  ----------------------------
                                                  1997         1996       1995
                                                  ----         ----       ----
Income from continuing operations:
        Basic                                     $2.66       $ .58      $1.06
        Dilutive                                   2.44         .58       1.05

Net income
        Basic                                     $4.64       $ .23      $1.03
        Dilutive                                   4.14         .23       1.03

OTHER: Certain amounts in prior years' financial statements have been reclassified for comparative purposes.

A.  DISPOSITIONS AND ACQUISITIONS

SALE OF CHADWICK'S OF BOSTON: Effective December 7, 1996, the Company sold its Chadwick's of Boston catalog division to Brylane, L.P. Total proceeds from the sale are estimated at $300 million and include cash, a 10-year $20 million Convertible Subordinated Note at 6% interest and Chadwick's consumer credit card receivables. The estimated cash proceeds received at closing will be adjusted to reflect the actual closing balance sheet of Chadwick's as of December 7, 1996. The Company assumes approximately $30 million will be paid to Brylane L.P. during the first quarter of fiscal 1998 and has reflected this estimated payable in accrued expenses and in the calculation of the gain on the sale of Chadwick's. The net current assets of discontinued operations of $54.5 million as of January 25, 1997 reflect the remaining consumer credit card receivables to be collected in the first quarter of fiscal 1998. Pursuant to the agreement, the Company agreed to purchase certain amounts of excess inventory from Chadwick's through fiscal 2000.

The Chadwick's of Boston catalog division had net sales of $464.8 million and recorded income from operations of $29.4 million, net of income taxes of $20.9 million, for the fiscal year ended January 25, 1997, which represents the results through December 7, 1996, effective date of the transaction. The results of Chadwick's for all periods prior to December 7, 1996 have been reclassified to discontinued operations. The sale of the division resulted in a gain on disposal of $125.6 million (net of income taxes of $15.2 million), or $1.39 per common share. This gain includes utilization of $125.8 million of a capital loss carryforward, providing tax benefits of $44 million (see Note G). Interest expense was allocated to discontinued operations based on their respective proportion of assets to total assets.

Net sales for Chadwick's for fiscal 1996 and 1995 were $472.4 million and $433.6 million, respectively. Income from operations for Chadwick's was $12.0 million, net income taxes of $8.1 million, for fiscal 1996 and $2.1 million, net of income taxes of $.8 million, for fiscal 1995.

SALE OF HIT OR MISS DIVISION: Effective September 30, 1995, the Company sold its Hit or Miss division to members of Hit or Miss management and outside investors. The Company received $3 million in cash and a 7-year, $10 million note with interest at 10%. Prior to October 2, 1997, interest may be paid-in-kind at the election of Hit or Miss.

The Hit or Miss division had net sales of $165.4 million and recorded an operating loss of $2.3 million, net of income tax benefits of $1.4 million, for the fiscal year end January 27, 1996, which represents results through July 29, 1995, the measurement date of the transaction. Hit or Miss' operating results for all prior periods have been reclassified to discontinued operations. The sale of the division resulted in a loss on disposal of $31.7 million (net of income tax benefits of $19.8 million) and includes the operating results from July 30, 1995 through the closing date, as well as the cost to the Company of closing 69 Hit or Miss stores. Interest expense was allocated to discontinued operations based on their respective proportion of assets to total assets.

For fiscal 1995, Hit or Miss had net sales of $353.7 million and an operating loss of $4 million, net of income tax benefits of $2.4 million.

ACQUISITION OF MARSHALLS: On November 17, 1995, the Company acquired the Marshalls family apparel chain from Melville Corporation. The Company paid $424.3 million in cash and $175 million in junior convertible preferred stock. The total purchase price of Marshalls, including acquisition costs, was $606 million.

The acquisition has been accounted for using the purchase method of accounting and accordingly, the purchase price has been allocated to the assets purchased and the liabilities assumed based upon their fair values at the date of acquisition. The allocation of purchase price has been revised from last year's estimate with the fair value of the net assets acquired exceeding the purchase price and resulting in negative goodwill of $86.4 million. The negative goodwill was allocated to the long-term assets acquired. The final allocation of purchase price is summarized below:

                                                               In Thousands
Current assets                                                  $ 718,627
Property, plant and equipment                                     237,145
Tradename                                                         135,815
Current liabilities                                              (485,587)
                                                                ---------
                                                                $ 606,000
                                                                =========

The most significant change affecting the fair value of the assets acquired and liabilities assumed in the final allocation of purchase price, was reduction of $86 million in the reserve for store closings due to fewer planned store closings as well as the reduced cost of those closings. The fair value of property, prior to the allocation of negative goodwill, was decreased primarily for a write-down of certain distribution center assets. The fair value of tradename, prior to the allocation of goodwill, was increased due to fewer planned store closings. The net impact of these changes resulted in an additional $75.6 million of negative goodwill which was allocated to long-term assets and further reduced the property and tradename values.

The operating results of Marshalls have been included in the consolidated results of the Company from the date of acquisition on November 17, 1995. Unaudited pro forma consolidated financial results, for the two fiscal years ending January 1996 and 1995, are presented below as if the acquisition had taken place at the beginning of the periods presented and have been restated to reflect the final purchase price allocation described above:

Fiscal Year Ended January                    1996                1995
------------------------------------------------------------------------
                           Dollars In Thousands Except Per Share Amounts
Net sales                                 $ 6,085,509        $ 5,835,504
Income from continuing operations         $    20,838        $   156,187
Average shares outstanding for per
        common share calculations          74,758,406         89,579,093
Income from continuing operations
        per common share                  $       .04        $      1.74

The foregoing unaudited pro forma consolidated financial results give effect to, among other pro forma adjustments, the following:

         (i) Interest expense and amortization of the related debt expenses on debt incurred to finance the acquisition.

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

B.  LONG-TERM DEBT AND CREDIT LINES

At January 25, 1997 and January 27, 1996, long-term debt, exclusive of current installments, consisted of the following (information as to interest rates and maturity dates as of January 25, 1997 only):

                                                      January 25,     January 27,
                                                             1997            1996
---------------------------------------------------------------------------------
                                                               In Thousands
Real estate mortgages, interest at 10.48%
   maturing November 1, 1998                             $ 22,391        $ 27,241
                                                         --------        --------

Equipment notes, interest at 11% to 11.25%
   maturing December 12, 2000 to
   December 30, 2001                                        2,135           3,272
                                                         --------        --------

General corporate debt:

   Sinking fund debentures                                     --          99,830

   Medium term notes, interest at 5.87% to
      7.97%, maturing October 21, 2003 to
      September 20, 2004                                   20,000          35,500

   6 5/8% unsecured notes, maturing June 15, 2000         100,000         100,000

   7% unsecured notes, maturing June 15, 2005
      (effective interest rate of 7.02%
      after reduction of the unamortized debt
      discount of $116,000 and $130,000)                   99,884          99,870

   Term loan                                                   --         325,000
                                                         --------        --------

      Total general corporate debt                        219,884         660,200
                                                         --------        --------

Long-term debt, exclusive of current installments        $244,410        $690,713
                                                         ========        ========

The aggregate maturities of long-term debt, exclusive of current installments, outstanding at January 25, 1997 are as follows:

                          Real Estate       General
                         Mortgages and     Corporate
Fiscal Year             Equipment Notes       Debt            Total
--------------------------------------------------------------------
                                          In Thousands
1999                         $23,399        $     --        $ 23,399
2000                             697              --             697
2001                             430         100,000         100,430
2002                              --              --              --
Later years                       --         119,884         119,884
                             -------        --------        --------
Aggregate maturities
    of long-term debt        $24,526        $219,884        $244,410
                             =======        ========        ========

Real estate mortgages are collateralized by land and buildings. While the parent company is not directly obligated with respect to the real estate mortgages, it or a wholly-owned subsidiary has either guaranteed the debt or has guaranteed a lease, if applicable, which has been assigned as collateral for such debt.

On September 16, 1996, pursuant to a call for redemption, the Company prepaid $88.8 million of its 9 1/2% sinking fund debentures. The Company recorded an after-tax extraordinary charge of $2.9 million, or $.03 per common share, related to the early retirement of this debt.

In June 1995, the Company filed a shelf registration statement with the Securities and Exchange Commission which provided for the issuance of up to $250 million of long-term debt. This shelf registration statement was replaced by a new shelf registration statement filed in fiscal 1997 (see Note F). In June 1995, the Company issued $200 million of long-term notes under the registration statement; $100 million of 6 5/8% Notes due June 15, 2000 and $100 million of 7% Notes due June 15, 2005. The proceeds were used in part to repay short-term borrowings and for general corporate purposes including the repayment of scheduled maturities of other outstanding long-term debt and for new store and other capital expenditures.

On November 17, 1995, the Company entered into an unsecured $875 million bank credit agreement under which the Company borrowed $375 million on a term loan basis to fund the cash portion of the Marshalls purchase price and may borrow up to an additional $500 million on a revolving loan basis to fund the working capital needs of the Company. Interest is payable on borrowings at rates equal to or less than prime. The revolving loan facility expires on November 17, 1998. The Company cancelled its former committed U.S. short-term credit lines, effective November 17, 1995. The new agreement has certain financial covenants which include a minimum net worth requirement, and certain leverage and fixed charge covenants. During the fourth quarter of the fiscal year ended January 25, 1997, the Company prepaid the outstanding balance of the $375 million term loan and recorded an after-tax extraordinary charge of $2.7 million, or $.03 per common share, for the early retirement of this debt.

In connection with the $875 million bank credit agreement, the Company prepaid its $45 million real estate mortgage on the Chadwick's fulfillment center and incurred an extraordinary after-tax charge of $3.3 million in fiscal 1996, on the early retirement of this debt.

Under a former shelf registration statement which provided for the issuance of up to $75 million of Medium Term Notes, the Company issued an aggregate of $57.5 million Series A Notes during fiscal 1995 and fiscal 1994 under five separate pricing supplements. The borrowings under this program were used to support the Company's international and domestic new business development and capital expenditures. The interest rate and maturity information of the outstanding Series A notes are as follows:

                                                 Interest       Maturity
Series A Notes:      Issue Date    Principal       Rate           Date
------------------------------------------------------------------------
                                        In Thousands
Supplement No. 1      10/21/93      $15,000        5.87%        10/21/03
Supplement No. 4      09/19/94       15,500        6.97         09/19/97
Supplement No. 5      09/19/94        5,000        7.97         09/20/04

The Company has the ability to borrow up to $500 million on a revolving loan basis under its bank agreement. As of January 25, 1997, the entire $500 million was available for use. Interest is payable on borrowings at rates equal to or less than prime. Actual short-term borrowings during the fiscal year ended January 25, 1997 were at rates below prime. The revolving loan capability is used as backup to the Company's commercial paper program. The weighted average interest rate on the Company's short-term borrowings was 5.81%, 6.25% and 4.98% in fiscal 1997, 1996 and 1995, respectively. The Company does not have any compensating balance requirements under these arrangements. The Company also has C$20 million of committed lines for its Canadian operation, all of which were available as of January 25, 1997.

C.  FINANCIAL INSTRUMENTS

The Company periodically enters into forward foreign exchange contracts to hedge firm U.S. dollar merchandise purchase commitments made by its Canadian subsidiary. As of January 25, 1997, the Company had $12.1 million of such contracts outstanding. The contracts cover commitments for the first quarter of fiscal 1998 and any gain or loss on the contract will ultimately be reflected in the cost of the merchandise. Deferred gains and losses on the contracts as of January 25, 1997 were immaterial.

The Company also has entered into foreign currency swap agreements in both Canadian dollars and British pounds sterling. The Canadian swap agreements will require the Company to pay C$26.7 million in exchange for $20 million in U.S. currency between October 2003 and September 2004. The British pounds sterling swap agreements will require the Company to repay (pound)34.9 million between September 1997 and January 2000 in exchange for $55.3 million in U.S. currency. The swap agreements are accounted for as a hedge against the Company's investment in foreign subsidiaries; thus foreign exchange gains and losses on the agreements are recognized in shareholders' equity, offsetting translation adjustments associated with the Company's investment in foreign operations. The gains (losses) on the swap agreements as of January 25, 1997 are immaterial. The swap agreements contain rights of offset which minimize the Company's exposure to credit loss in the event of nonperformance by one of the counterparties. The interest rate payable on the foreign currency is slightly higher than the interest received on the currency exchanged, resulting in deferred interest costs, which are being amortized to interest expense over the related terms of the swap agreements. The unamortized balance of deferred interest costs as of January 25, 1997 and January 27, 1996 amounted to $4.1 million and $3.4 million, respectively.

The counterparties to the exchange contracts and swap agreements are major international financial institutions. The Company periodically monitors its position and the credit ratings of the counterparties and does not anticipate losses resulting from the nonperformance of these institutions.

Pursuant to SFAS No. 107 "Disclosures About Fair Value of Financial Instruments," the Company has estimated the fair value of its long-term debt, including current installments. The fair value of the Company's long-term debt was estimated by using the quoted market price, if available, or by using discounted cash flow analysis based upon the Company's current incremental borrowing rates for similar types of borrowing arrangements. The fair value of long-term debt, including current installments at January 25, 1997 is estimated to be $269.8 million versus a carrying value of $271.7 million. These estimates do not necessarily reflect certain provisions or restrictions in the various debt agreements which might affect the Company's ability to settle these obligations.

D.  COMMITMENTS

The Company is committed under long-term leases related to its continuing operations for the rental of real estate, and fixtures and equipment. T.J. Maxx leases are generally for a 10 year initial term with options to extend for one or more 5 year periods. Marshalls leases, acquired in fiscal 1996, have remaining terms ranging up to 25 years. In addition, the Company is generally required to pay insurance, real estate taxes and other operating expenses and in some cases rentals based on a percentage of sales.

The following schedule of future minimum lease payments for continuing operations as of January 25, 1997 includes the lease commitments for Marshalls stores that the Company anticipates closing and for which reserves have been established as discussed in Note I.

                                                                    Operating
Fiscal Years                                                           Leases
-----------------------------------------------------------------------------
                                                                 In Thousands
1998                                                               $  276,384
1999                                                                  262,232
2000                                                                  239,213
2001                                                                  209,417
2002                                                                  178,453
Later years                                                           809,706
                                                                   ----------
Total minimum lease payments                                       $1,975,405
                                                                   ==========

The rental expense under operating leases for continuing operations amounted to $293.5 million, $162.5 million and $117.4 million for fiscal years 1997, 1996 and 1995, respectively. The present value of the Company's operating lease obligations approximates $1,335.9 million as of January 25, 1997, including $168.4 million payable in fiscal 1998.

The Company had outstanding letters of credit in the amount of $36.1 million as of January 25, 1997. The letters of credit are issued for the purchase of inventory.

E.  STOCK COMPENSATION PLANS

The Company has a Stock Incentive Plan under which options and other stock awards may be granted to certain officers and key employees. The Stock Incentive Plan provides for the issuance of up to 6 million shares with 1.1 million shares available for future grants as of January 25, 1997. The Company also has a Directors Stock Option Plan under which stock options are granted to directors who are not otherwise employed by the Company. This plan provides for the issuance of up to 50,000 shares with 34,000 shares available for future grants as of January 25, 1997.

Under its stock option plans, the Company has granted options for the purchase of common stock, generally within ten years from the grant date at option prices of 100% of market price on the grant date. Most options outstanding are exercisable at various percentages starting one year after the grant, while certain options are exercisable in their entirety three years after the grant date. Options granted to directors become fully exercisable one year after the date of grant.

A summary of the status of the Company's stock options and related Weighted Average Exercise Prices ("WAEP") for fiscal years ended January 1997, 1996 and 1995 is presented below (shares in thousands):

Fiscal Year Ended January             1997                   1996                    1995
-------------------------      ------------------     -------------------     -------------------
                               Shares        WAEP     Shares         WAEP     Shares         WAEP
                               ------        ----     ------         ----     ------         ----
Outstanding beginning
      of year                   2,812      $ 18.35     2,694       $ 19.94     2,183      $  19.10
Granted                           713        34.88       596         12.88       632         22.54
Exercised                      (1,362)       17.77       (82)        14.08       (51)        14.69
Canceled                         (115)       19.81      (396)        21.26       (70)        20.89
                               ------                  -----                   -----

Outstanding end of year         2,048        24.40     2,812         18.35     2,694         19.94
                               ======                  =====                   =====

Options exercisable
      end of year                 853                  1,748                   1,490
                               ======                  =====                   =====

The Company realizes an income tax benefit from the exercise or early disposition of certain stock options. This benefit results in a decrease in current income taxes payable and an increase in additional paid-in capital. Such benefits amounted to $10.2 million for the fiscal year ended January 25, 1997. Amounts for prior years were immaterial.

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (SFAS No. 123) "Accounting for Stock-Based Compensation," and continues to apply the provisions of APB Opinion No. 25 "Accounting for Stock Issued to Employees" in accounting for compensation expense under its stock option plans. Accordingly no compensation expense has been recognized for the stock options issued during fiscal years 1997 and 1996. Had compensation expense been determined in accordance with SFAS No. 123, the Company's income from continuing operations, net income and related earnings per common share amounts for the fiscal year ended January 25, 1997, would have been reduced to the unaudited pro forma amounts indicated below:

                                                                      Unaudited
Dollars In Thousands Except Per Share Amounts       As Reported       Pro Forma
--------------------------------------------------------------------------------
Income from continuing operations                   $213,826         $211,893
Primary and fully diluted earnings
    per common share                                $2.36            $2.34
Net income                                          $363,123         $361,190
Primary and fully diluted earnings
    per common share                                $4.01            $3.99

The pro forma impact of SFAS No. 123 for the fiscal year ended January 27, 1996 was immaterial.

For purposes of applying the provisions of SFAS No. 123 for the pro forma calculations, the fair value of each option grant issued during fiscal 1997 and 1996 is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield 1%; expected volatility of 38%; a risk free interest rate of 6.67% and expected holding periods of 6 years. The weighted average fair value of options granted during fiscal 1997 and 1996 was $15.51 and $5.58, respectively.

The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. SFAS No. 123 does not apply to awards prior to 1995, and additional awards in future years are anticipated.

The following table summarizes information about stock options outstanding as of January 25, 1997 (shares in thousands):

                                     Options Outstanding                   Options Exercisable
                           ---------------------------------------      ------------------------
                                          Weighted        Weighted                      Weighted
Range of                                   Average         Average                       Average
Exercise                                  Remaining       Exercise                      Exercise
Prices                       Shares     Contract Life        Price        Shares           Price
--------                     ------     -------------     --------        ------        --------
$10.250 - $15.375                489      8.1 Years      $12.71            136         $12.28
$15.376 - $24.375                615      6.4 Years       21.44            470          21.11
$24.376 - $34.875                944      8.6 Years       32.39            247          25.40
                           ---------                                    ---------
Total                          2,048      7.8 Years       24.40            853          20.94
                           =========                                    =========

The Company has also issued restricted stock and performance based stock awards under the Stock Incentive Plan. Restricted stock awards are issued at par value, or at no cost, and have restrictions which generally lapse over three to five years from date of grant, with the exception of performance accelerated shares, which have, restrictions that generally lapse equally over four to eight years, with a provision for accelerated vesting depending upon the Company's earnings, or other specified criteria. There have been 17,500, 10,000 and 150,000 shares of other stock awards issued for the fiscal years ended January 1997, 1996 and 1995, respectively, and 3,500 and 2,267 shares forfeited for the fiscal years ended January 1996 and January 1995, respectively. The weighted average market value of these stock awards at grant date was $24.00, $12.88 and $26.50 for fiscal 1997, 1996 and 1995, respectively.

The market value in excess of cost is charged to income ratably over the period during which these awards vest. Such pre-tax charges amounted to $2.5 million in fiscal 1997, $0.4 million in fiscal 1996 and $0.6 million in fiscal 1995.

F. CAPITAL STOCK

On August 16, 1994, the Company authorized the repurchase of up to $100 million of TJX common stock. During fiscal 1995, the Company repurchased 1.1 million of its common shares, totalling $19.3 million, representing approximately 1.5% of the Company's outstanding common shares. In connection with the Marshalls acquisition, the Company terminated the share repurchase program.

In April 1992, the Company issued 250,000 shares of Series A cumulative convertible preferred stock in a private offering. As of June 1996, pursuant to a call for redemption, the Series A preferred stock was converted into 1,190,475 shares of common stock.

In August 1992, the Company issued 1,650,000 shares of Series C cumulative convertible preferred stock in a public offering. As of September 1996, pursuant to a call for redemption, the Series C preferred stock was converted into 3,177,844 shares of common stock.

On November 17, 1995, the Company issued its Series D and Series E convertible preferred stock as part of the purchase price for Marshalls. The 250,000 shares of Series D preferred stock, with a face value of $25 million, carried an annual dividend rate of $1.81 per share and was automatically converted into 1,349,527 shares of common stock on November 17, 1996. The 1,500,000 shares of Series E preferred stock, with a face value of $150 million, carries an annual dividend rate of $7.00 per share, and is mandatorily converted into common shares on November 17, 1998 unless converted earlier. The common shares issuable on conversion will vary depending on the market price of common stock at the time of conversion and ranges from a minimum of 8.1 million shares to a maximum of
9.7 million shares of common stock. Based on the Company's market price of its common stock as of January 25, 1997, the minimum number of shares would be issued. The Series E preferred stock has an aggregate liquidation preference of $150 million. There is an aggregate of 9,716,599 common shares reserved for the conversion of Series E preferred stock, the maximum number of shares that may be issued. The Series E preferred stock is senior to all other capital stock of the Company with respect to payment of dividends and upon liquidation. There are no voting rights for preferred stock unless dividends are in arrears for a specified number of periods.

Dividends on all of the preferred stock issued are paid quarterly on the first business day of each calendar quarter and accrue from date of issuance through conversion date. The Company accrues the dividends evenly throughout the year. The Company recorded aggregate dividends on its preferred stock of $13.7 million in fiscal 1997 and $9.4 million in fiscal 1996 and $7.2 million in fiscal 1995. The preferred dividends reduce net income in computing net income available to common shareholders.

During fiscal 1997, the Company replaced the June 1995 shelf registration statement with another shelf registration statement which currently provides for the issuance of up to $600 million of debt, common stock or preferred stock.

G. INCOME TAXES

The provision for income taxes includes the following:

Fiscal Year Ended January                1997            1996            1995
--------------------------------------------------------------------------------
                                                     In Thousands
Current:
    Federal                           $ 116,848       $  52,306       $  51,347
    State                                27,160          12,604           8,261
    Foreign                               8,079           2,843           1,425

Deferred:
    Federal                                  33         (25,593)         (1,873)
    State                                   462          (5,361)             61
    Foreign                                (268)            408           1,537
                                      ---------       ---------       ---------
Provision for income taxes            $ 152,314       $  37,207       $  60,758
                                      =========       =========       =========

The Company had a net deferred tax liability as follows:

                                                      January 25,   January 27,
                                                             1997          1996
--------------------------------------------------------------------------------
                                                              In Thousands
Deferred tax assets:
      Capital loss carryforward                         $   4,500     $  48,629
      Foreign net operating loss carryforward              34,500        34,011
      Reserves for discontinued operations                  9,397        10,652
      Reserve for closed stores and restructuring
           costs                                           38,421        95,020
      Insurance costs not currently deductible
           for tax purposes                                24,342        18,743
      Pension, postretirement and employee benefits        23,267        17,535
      Leases                                                6,478         3,827
      Other                                                17,981        14,344
      Valuation allowance                                 (39,084)      (82,727)
                                                        ---------     ---------
           Total deferred tax assets                      119,802       160,034
                                                        ---------     ---------
Deferred tax liabilities:
      Property, plant and equipment                        20,096        47,229
      Safe harbor leases                                   44,603        48,818
      Tradename                                            52,302        59,179
      Other                                                10,121        17,472
                                                        ---------     ---------
           Total deferred tax liabilities                 127,122       172,698
                                                        ---------     ---------
Net deferred tax liability                              $   7,320     $  12,664
                                                        =========     =========

As a result of Chadwick's discontinued operations and sale of assets during fiscal 1997, the net deferred tax liability decreased by $5.6 million.

The capital loss carryforward tax asset, which expires in fiscal 1998, relates to the surrendering of the Ames preferred stock upon consummation of the Ames reorganization plan. During fiscal 1997, $125.8 million of the capital loss carryforward was utilized to offset the capital gain recognized in the sale of Chadwick's. Utilization of the remaining pre-tax capital loss of $13.0 million is only available to the extent of future capital gains and thus this deferred tax asset is fully reserved for in the valuation allowance. The change in the valuation allowance during the year is primarily the result of the utilization of the capital loss carryforward.

The Company does not provide for U.S. deferred income taxes on the undistributed earnings of its foreign subsidiaries, as the earnings are considered to be permanently reinvested. The undistributed earnings of its foreign subsidiaries as of January 25, 1997 were immaterial.

The Company has a United Kingdom net operating loss carryforward of approximately $36 million for tax and financial reporting purposes. The United Kingdom operating loss does not expire under current United Kingdom tax law. The Company also has a Puerto Rico net operating loss carryforward of approximately $58 million for tax and financial reporting purposes which was acquired in the Marshalls acquisition and expires in fiscal 1998 through fiscal 2003. Future utilization of these operating loss carryforwards is dependent upon future earnings of the Company's foreign subsidiaries. Future recognition of the net operating loss in Puerto Rico will result in an adjustment to the allocation of the purchase price for Marshalls.

The Company's worldwide effective tax rate was 42% for the fiscal years ended January 25, 1997, January 27, 1996 and January 28, 1995. The difference between the U.S. federal statutory income tax rate and the Company's worldwide effective income tax rate is summarized as follows:

Fiscal Year Ended January                               1997     1996      1995
--------------------------------------------------------------------------------
U.S. federal statutory income tax rate                   35%      35%       35%
Effective state income tax rate                           5        5         5
Impact of foreign operations                              1        3         3
All other                                                 1       (1)       (1)
                                                       ----     ----      ----
Worldwide effective income tax rate                      42%      42%       42%
                                                       ====     ====      ====

H. PENSION PLANS AND OTHER RETIREMENT BENEFITS

The Company has a non-contributory defined benefit retirement plan covering the majority of full-time employees, excluding Marshalls' associates through the end of fiscal 1997. Effective fiscal 1998, Marshalls' associates will be included in the plan. Employees who have attained twenty-one years of age and have completed one year of service are covered under the plan. Benefits are based on compensation earned in each year of service. The Company also has an unfunded supplemental retirement plan which covers certain key employees of the Company and provides additional retirement benefits based on average compensation.

Net periodic pension cost for all operations of the Company's plans includes the following components:

Fiscal Year Ended January                        1997         1996          1995
--------------------------------------------------------------------------------
                                                        In Thousands
Service cost                                 $  4,699     $  3,920     $  4,554
Interest cost on projected benefit
    obligation                                  7,266        6,915        6,526
Actual return on assets                       (16,981)     (15,215)       4,545
Net amortization and deferrals                 10,879        9,384      (11,600)
                                             --------     --------     --------
Net periodic pension cost                    $  5,863     $  5,004     $  4,025
                                             ========     ========     ========

Net pension cost includes $0.4 million, $0.5 million and $0.5 million allocated to discontinued operations in fiscal years 1997, 1996 and 1995, respectively.

The following table sets forth the funded status of the Company's pension plans (including discontinued operations) and the amounts recognized in the Company's statements of financial position:

                                                       January 25,   January 27,
                                                              1997          1996
--------------------------------------------------------------------------------
                                                              In Thousands
Accumulated benefit obligation, including
    vested benefits of $89,533 and $81,296               $  93,383    $  91,606
                                                         ---------    ---------
Projected benefit obligation                             $ 100,465    $  97,891
Plan assets at fair market value                            89,704       71,792
                                                         ---------    ---------
Projected benefit obligation in excess of
    plan assets                                             10,761       26,099
Unrecognized net gain (loss) from past experience
    different from that assumed and
    effects of changes in assumptions                        5,929       (7,563)
Prior service cost not yet recognized in net
    periodic pension cost                                     (950)      (1,035)
Unrecognized net asset (obligation) as of
    initial date of application of SFAS No. 87                (670)        (745)
                                                         ---------    ---------
Accrued pension cost included in accrued expenses        $  15,070    $  16,756
                                                         =========    =========

The projected benefit obligation in excess of plan assets as of January 25, 1997, is primarily the Company's unfunded supplemental retirement plan.

The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.50% and 7.00% for fiscal years 1997 and 1996, respectively. The rate of increase on future compensation levels was 4.0% in each of the fiscal years 1997 and 1996, respectively, and the expected long-term rate of return on assets was 9.0% in each of the fiscal years 1997 and 1996, respectively. The Company's funding policy is to contribute annually an amount allowable for federal income tax purposes. Pension plan assets consist primarily of fixed income and equity securities.

The Company's postretirement benefit plan is unfunded and provides limited postretirement medical and life insurance benefits to associates who participate in the Company's retirement plan and who retire at age 55 or older with 10 years or more of service.

Net periodic postretirement benefit cost of the Company's plan includes the following components:

Fiscal Year Ended January                         1997         1996         1995
--------------------------------------------------------------------------------
                                                          In Thousands
Service cost                                    $  671       $  757       $  952
Interest cost on accumulated
    benefit obligation                           1,081        1,046          963
Net amortization                                    55           --           88
                                                ------       ------       ------
Net periodic postretirement
      benefit cost                              $1,807       $1,803       $2,003
                                                ======       ======       ======

Net periodic postretirement benefit costs include $0.1 million in fiscal year 1997, $0.3 million in fiscal year 1996 and $0.2 million in fiscal year 1995 allocated to discontinued operations.

The components of the accumulated postretirement benefit obligation (including discontinued operations) and the amount recognized in the Company's statements of financial position are as follows:

                                                      January 25,    January 27,
                                                             1997           1996
--------------------------------------------------------------------------------
                                                              In Thousands
Accumulated postretirement obligation:
  Retired associates                                     $  7,147      $  6,731
  Fully eligible active associates                          4,653         5,140
  Other active associates                                   3,501         3,867
                                                         --------      --------
Accumulated postretirement obligation                      15,301        15,738
Unrecognized net gain (loss) due to change
    in assumptions                                         (1,375)       (2,676)
                                                         --------      --------
Accrued postretirement benefits included in
    accrued expenses                                     $ 13,926      $ 13,062
                                                         ========      ========

Assumptions used in determining the actuarial present value of the accumulated postretirement obligation include a discount rate of 7.50% and 7.00% in fiscal years 1997 and 1996, respectively. Due to the nature of the plan, which limits the annual benefit to $3,000, the medical inflation assumption, initially set at 5%, is gradually reduced to zero. A 1% increase in the medical inflation assumption would increase the postretirement benefit obligation as of January 25, 1997 by approximately $0.5 million. Effective fiscal 1998, Marshalls' associates are eligible for the Company's postretirement medical plan.

The Company also sponsors an employee savings plan under Section 401(k) of the Internal Revenue Code for all eligible employees, including Marshalls' associates effective January 1, 1997. Employees may contribute up to 15% of eligible pay. The Company matches employee contributions up to 5% of eligible pay at rates ranging from 25% to 50% based upon Company performance. The Company contributed for all 401(k) plans $6.4 million in fiscal 1997, $2.2 million in fiscal 1996 and $2.0 million in fiscal 1995. Prior to January 1, 1997, Marshalls' associates participated in a separate Section 401(k) savings plan.

I. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The major components of accrued expenses and other current liabilities are as follows:

                                                        January 25,  January 27,
                                                               1997         1996
--------------------------------------------------------------------------------
                                                                In Thousands
Employee compensation and benefits                         $ 85,473     $ 55,348
Reserves for discontinued operations                         23,650       25,253
Store closing and restructuring reserves,
    continuing operations                                    95,867      251,566
Insurance                                                    67,403       54,523
Rent, utilities, advertising and other                      348,818      304,406
                                                           --------     --------
Accrued expenses and other current liabilities             $621,211     $691,096
                                                           ========     ========

The reserves for discontinued operations relate primarily to lease obligations associated with the Company's former Zayre, Hit or Miss and Chadwick's divisions. The reduction in the reserve balance is primarily due to payments of lease obligations, net of sublease income, as well as settlement costs on certain leases, offset by an increase for costs associated with the sale of Chadwick's.

The reserve for store closings and restructurings is primarily for costs associated with the disposition and settlement of leases for the T.J. Maxx and Marshalls closings anticipated as a result of the Marshalls acquisition. The reserve balance during fiscal 1997 was reduced by adjustments to the initial reserve established, as well as for expenditures and charges against the reserve, offset by a $3.1 million increase for costs relating to certain restructuring costs of HomeGoods. The adjustments to the initial reserve include a reduction of $8 million due to lower than anticipated costs to close the T.J. Maxx stores reserved for in fiscal 1996. This reduction to the reserve was recorded as a reduction to selling, general and administrative expenses. The other adjustment to the reserve relates to the final allocation of the purchase price in the acquisition of Marshalls and is a reduction of $86 million due to fewer planned Marshalls store closings, as well as the lower estimated cost of those closings. See Note A for the impact of this change in the final allocation of the purchase price for Marshalls. Expenditures and charges against the reserve totalled $64.9 million in fiscal 1997 which included $21.3 million for lease disposal and settlement costs with the remainder primarily for inventory markdowns, severance and the net book value of property write-offs. Virtually all the T.J. Maxx store closings took place during fiscal 1997 while approximately 50 Marshalls store closings included in the reserve will occur in fiscal 1998.

J. SUPPLEMENTAL CASH FLOW INFORMATION

The Company's cash payments for interest expense and income taxes, including discontinued operations, and its non-cash investing and financing activities are as follows:

                                                   January 25,   January 27,   January 28,
Fiscal Year Ended                                         1997          1996          1995
------------------------------------------------------------------------------------------
                                                                 In Thousands
Cash paid for:
    Interest expense                                  $ 44,288      $ 41,924      $ 25,051
    Income taxes                                       159,245        17,275        68,940
Non-cash investing and financing activities:
    Conversion of cumulative
        convertible preferred
        stock into common stock
           Series A                                     25,000            --            --
           Series C                                     82,500            --            --
           Series D                                     25,000            --            --
    Note receivable from sale of
        Chadwick's of Boston                            20,000            --            --
    Issuance of preferred stock
        for acquisition of Marshalls                        --       175,000            --
    Note receivable from sale of
        Hit or Miss                                         --        10,000            --

K. DISCONTINUED OPERATIONS AND RELATED CONTINGENT LIABILITIES

In October 1988, the Company completed the sale of its former Zayre Stores division to Ames Department Stores, Inc. ("Ames"). In April 1990, Ames filed for protection under Chapter 11 of the Federal Bankruptcy Code and in December 1992, Ames emerged from bankruptcy under a plan of reorganization. The Company is liable for certain amounts to be distributed under the plan for certain unassigned landlord claims under certain former Zayre store leases on which Zayre Corp. was liable as of the date of acquisition and which Ames has rejected.

The Company remains contingently liable for the leases of most of the former Zayre stores still operated by Ames. In addition, the Company is contingently liable on a number of leases of the Hit or Miss division, the Company's former off-price women's specialty stores, sold on September 30, 1995. The Company believes that in view of the nature of the leases and the fact that Ames and Hit or Miss are primarily liable, the Company's contingent liability on these leases will not have a material effect on the Company's financial condition. Accordingly, the Company believes its available reserves should be adequate to cover all reasonably expected liabilities associated with these discontinued operations that it may incur.

The Company is also contingently liable on certain leases of Waban Inc., which was spun off by the Company in fiscal 1990. Since Waban is primarily liable and has indemnified the Company for any amounts the Company may have to pay with respect to such leases, the Company believes that its contingent liability on these leases will not have a material effect on the Company's financial condition. Waban announced in April 1997 that it would renew its efforts to consummate a spinoff of its BJ's Wholesale Club division. In the event of such spinoff, Waban will continue to be primarily liable on such leases. In addition, Waban, BJ's Wholesale Club, Inc., (the new corporation that would acquire the assets of Waban's BJ's Wholesale Club division) and the Company have entered into agreements under which BJ's Wholesale Club, Inc., will have substantial indemnification responsibility with respect to such leases upon consummation of the spinoff. Accordingly, the Company believes that its contingent liability on these leases upon such spinoff will not have a material effect on the Company's financial condition.

L. SEGMENT INFORMATION

For data on business segments for fiscal 1997, 1996 and 1995, see page 20.

REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors of The TJX Companies, Inc.:

We have audited the accompanying consolidated balance sheets of The TJX Companies, Inc. and subsidiaries as of January 25, 1997 and January 27, 1996 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three fiscal years in the period ended January 25, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The TJX Companies, Inc. and subsidiaries as of January 25, 1997 and January 27, 1996 and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended January 25, 1997 in conformity with generally accepted accounting principles.


                                             Coopers & Lybrand, L.L.P.


Boston, Massachusetts
February 25, 1997

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


Bernard Cammarata                            Donald G. Campbell
President and Chief Executive Officer        Senior Vice President - Finance and
                                             Chief Financial Officer
February 25, 1997

SELECTED FINANCIAL DATA (CONTINUING OPERATIONS)

The following selected financial data includes the results of Marshalls for the periods following its acquisition on November 17, 1995. All prior year data has been restated to reflect Chadwick's and Hit or Miss as discontinued operations.

Fiscal Year Ended January             1997           1996              1995           1994           1993
---------------------------------------------------------------------------------------------------------
                                              Dollars in Thousands Except Per Share Amounts
Income statement and
per common share data:
   Net sales                   $ 6,689,410    $ 3,975,115       $ 3,055,573    $ 2,832,070    $ 2,588,603
   Income from
      continuing
      operations
      before extra-
      ordinary item and
      cumulative effect of
      accounting changes           213,826         51,589(1)         84,480        111,266         97,880
   Number of common
      shares for
      primary and fully
      diluted earnings
      per common share
      computations              90,625,009     73,133,349        73,467,003     74,192,358     73,873,276
   Earnings per common
      share from continuing
      operations               $      2.36       $.58 (1)       $      1.05    $      1.40    $      1.31
   Dividends per common
      share                            .28            .49               .56            .50            .46

Balance sheet data:
   Working capital             $   425,595    $   332,864       $   240,646    $   237,358    $   227,223
   Total assets                  2,506,761      2,545,825         1,373,964      1,171,412      1,084,944
   Capital expenditures            119,153        105,864           109,436        102,279         83,348
   Long-term debt                  244,410        690,713           194,478        205,408        174,306
   Shareholders' equity          1,127,186        764,634           606,952        590,900        505,184

Stores in operation at
   year-end:
      T.J. Maxx                        578            587               551            512            479
      Marshalls                        454            496                --             --             --
      Winners                           65             52                37             27             15
      HomeGoods                         21             22                15             10              6
      T.K. Maxx                         18              9                 5             --             --

(1) Includes an after-tax charge of $21.0 million, or $.29 per share, for the estimated cost of closing approximately 30 T.J. Maxx stores in connection with the acquisition of Marshalls.

PRICE RANGE OF COMMON STOCK

The common stock of the Company is listed on the New York Stock Exchange (Symbol:TJX). The quarterly high and low stock prices for fiscal 1997 and fiscal 1996 are as follows:

                                      Fiscal 1997               Fiscal 1996
Quarter                              High          Low         High          Low
--------------------------------------------------------------------------------
First                             $30 3/4      $18 1/2      $    14      $11 1/8
Second                             36 5/8       26 3/8       15 1/2       11 3/8
Third                              43 3/8       29 1/4       15 3/4       11 1/2
Fourth                             48 1/4       38 5/8       19 7/8       13 1/2

The approximate number of common shareholders at January 25, 1997 was 38,400.

The Company declared four quarterly dividends of $.07 per share for fiscal 1997. The Company declared quarterly dividends of $.14 per share for the first three quarters of fiscal 1996 and a quarterly dividend of $.07 per share for the fourth quarter of fiscal 1996.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF                  THE TJX COMPANIES, INC.
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Effective December 7, 1996, the Company sold its Chadwick's of Boston mail order operation. This transaction was accounted for in the Company's fourth quarter reporting period ending January 25, 1997. The operating results for Chadwick's for all periods prior to the sale have been presented as discontinued operations for comparative purposes. Discontinued operations for the fiscal year ended January 27, 1996 and prior periods also include the results of the Hit or Miss division, which was sold by the Company effective September 30, 1995.

On November 17, 1995, the Company acquired the Marshalls off-price family apparel chain from Melville Corporation. Under the purchase method of accounting, the assets and liabilities and results of operations associated with the acquired business have been included in the Company's financial position and results of operations since the date acquired. Accordingly, the financial position as of dates subsequent to the acquisition and the results of operations for periods ending after November 17, 1995, are not directly comparable to the financial position and the results of the operations of the Company prior to the acquisition date. The following discussion should be read in conjunction with the consolidated financial statements and notes thereto contained elsewhere in this report.

RESULTS OF OPERATIONS

CONTINUING OPERATIONS: Income from continuing operations before extraordinary item ("income from continuing operations") was $213.8 million in fiscal 1997 versus $51.6 million and $84.5 million in fiscal 1996 and 1995, respectively. Income from continuing operations per common share, on a fully diluted basis, was $2.36 in fiscal 1997, versus $.58 in fiscal 1996 and $1.05 in fiscal 1995. The results for fiscal 1996 include a $35 million pre-tax ($21.0 million after-tax) charge for closing certain T.J. Maxx stores in connection with the acquisition of Marshalls. Excluding the $35 million pre-tax charge, income from continuing operations for fiscal 1996 would have been $72.6 million, or $.87 per share.

Net sales for fiscal 1997 increased 68.3% to $6.69 billion from $3.98 billion in 1996. Net sales for fiscal 1996 increased 30.1% to $3.98 billion from $3.06 billion in fiscal 1995. These consolidated sales results include Marshalls for the post-acquisition period. Same store sales, on a consolidated basis, increased 7% in fiscal 1997 while decreasing 2% in fiscal 1996.

On a divisional basis, same store sales at T.J. Maxx increased 5% in fiscal 1997 while decreasing 2% in fiscal 1996. Same store sales for Marshalls increased 10% in fiscal 1997 while decreasing 1% in fiscal 1996 from the date of acquisition. Winners achieved same store sales increases of 13% in fiscal 1997 and 7% in fiscal 1996. The fiscal 1996 results reflect the continuation of weak apparel sales in the U.S. as well as the highly promotional retail environment. Sales results for fiscal 1997 primarily reflect the many benefits associated with the Marshalls acquisition, along with some improvement in apparel sales industrywide. At Marshalls, the Company replaced frequent promotional activity with an everyday low price strategy and also implemented a more timely markdown policy. These changes conformed the Marshalls operation to that of the T.J. Maxx stores and were significant factors in the Marshalls same store sales performance for fiscal 1997. In addition, the enhanced buying power of the combined entities allowed the Company to offer lower prices to the consumers at both chains.

Cost of sales, including buying and occupancy costs, as a percentage of net sales, was 77.7%, 79.1% and 77.6% in fiscal 1997, 1996 and 1995, respectively. The increase in this percentage in fiscal 1996 reflects higher than planned markdowns taken as a result of the weak apparel environment and the highly promotional retail environment. The improvement in this ratio in fiscal 1997 is largely due to strong inventory management, resulting in lower markdowns despite a more aggressive markdown policy, and the benefits associated with the acquisition of Marshalls. The fiscal 1997 ratio also reflects the full impact of Marshalls cost of sales which is typically higher than that of T.J. Maxx.

Selling, general and administrative expenses as a percentage of net sales were 16.3% in fiscal 1997, 16.9% in fiscal 1996 and 16.9% in fiscal 1995. The improvement in this ratio in fiscal 1997 reflects the stronger sales performance as well as expense savings provided by the consolidation of the Marshalls and T.J. Maxx operations.

The Company recorded a pre-tax charge of $35 million in fiscal 1996 for the closing of approximately 30 T.J. Maxx stores in connection with the acquisition of Marshalls, which consists primarily of estimated costs associated with subletting stores or otherwise disposing of store leases. During fiscal 1997, the reserve requirement was reduced by $8 million as the actual cost of closing stores was less than anticipated. This savings, however, was more than offset by a $12.2 million impairment charge on certain T.J. Maxx distribution center assets relating to a restructuring and realignment plan of the T.J. Maxx and Marshalls distribution facilities. The net impact of these items is reflected in selling, general and administrative expenses.

Interest expense was $37.4 million, $38.2 million and $22.2 million in fiscal 1997, 1996 and 1995, respectively. The Company's strong cash position throughout fiscal 1997, as well as funds obtained from the sale of Chadwick's, allowed the Company to prepay approximately $450 million of long-term debt. In addition to $46.5 million of scheduled debt maturities, the Company retired the entire loan incurred to acquire Marshalls. These factors led to a fourth quarter interest expense, net of interest income, in fiscal 1997 of only $1.7 million versus $13.8 million in the prior year's fourth quarter. The increase in interest expense for fiscal 1996 was primarily due to additional borrowings, including the $375 million term loan incurred in the fourth quarter to acquire Marshalls and the $200 million of notes issued in June 1995 under the Company's shelf registration statement.

The Company's effective income tax rate was 42% in each of the fiscal years ending in 1997, 1996 and 1995. The difference in the U.S. federal statutory tax rate and the Company's worldwide effective income tax rate in each fiscal year is primarily attributable to the effective state income tax rate and the impact of foreign operations.

DISCONTINUED OPERATIONS AND NET INCOME: Net income for fiscal 1997 includes a gain on the sale of the Chadwick's discontinued operation, net of income taxes, of $125.6 million. Net income for fiscal 1996 includes a loss on the disposal of the Hit or Miss discontinued operation, net of income taxes, of $31.7 million. The results of both of these divisions prior to their respective sale measurement dates have been reclassified as net income (loss) from discontinued operations, net of income taxes, which amounted to income of $29.4 million in fiscal 1997 and $9.7 million in fiscal 1996 and a loss of $1.9 million in fiscal 1995. In addition, in fiscal 1997 and 1996, the Company retired certain long-term debt prior to scheduled maturities resulting in extraordinary losses, net of income taxes, of $5.6 million in fiscal 1997 and $3.3 million in fiscal 1996.

Net income, after reflecting the above items, was $363.1 million, or $4.01 per common share, in fiscal 1997, $26.3 million, or $.23 per common share, in fiscal 1996, and $82.6 million, or $1.03 per common share, in fiscal 1995.

CAPITAL SOURCES AND LIQUIDITY

Net cash provided by operating activities was $664.5 million, $254.6 million and $83.8 million in fiscal 1997, 1996 and 1995, respectively. The increase in cash provided by operating activities in fiscal 1997 versus that of fiscal 1996 reflects the increased earnings attributable to the Marshalls acquisition. The strong sales volume, coupled with tight inventory control, resulted in faster inventory turns, all of which were favorable to cash flows for fiscal 1997. The improved cash flow in fiscal 1996 versus that of fiscal 1995 is primarily attributable to the Marshalls acquisition. Although Marshalls was included only in the fourth quarter of fiscal 1996, the timing of the Marshalls acquisition allowed the Company to benefit from the favorable cash flow generated by the holiday selling season. The cash flows from operating activities for fiscal 1997 have been reduced by expenditures associated with the Company's discontinued operations and store closing and restructuring reserves. The reserve balances as of January 25, 1997 are primarily for lease obligations. Cash flows from operating activities over the next several years will be impacted by settlements and disposition of these leases. The Company is also contingently liable on certain leases of its discontinued operations. See Note I and K to the consolidated financial statements for further information.

(A bar graph is included to the left of the above paragraph entitled "Net Cash Provided by Operating Activities." The bar graph compares net cash provided by operating activities with property additions for the fiscal years ended January 1993 through January 1997. The dollar values are presented in millions with a scale on the left side of the graph. The fiscal years are presented along the bottom of the graph. The data plotted on the graph is presented in the table below:)

Fiscal Year                                        Cash From             Property
Ended January                                  Operating Activities      Additions
-------------                                  --------------------      ---------
                                                         ($'s in Millions)
1993                                                 $114.3               $ 83.3
1994                                                   87.8                102.3
1995                                                   83.8                109.4
1996                                                  254.6                105.9
1997                                                  664.5                119.2

Inventories as a percentage of net sales were 15.8% in fiscal 1997, 31.6% in fiscal 1996 and 25.7% in fiscal 1995. The fiscal 1996 percentage is not comparable since Marshalls' net sales are included only from November 18, 1995. Using unaudited pro forma net sales for fiscal 1996 (see Note A to the consolidated financial statements), which assumes Marshalls was acquired at the beginning of the fiscal year, inventories as a percentage of net sales in fiscal 1996 would be 20.7%. The improvement in the unaudited pro forma percentage for fiscal 1996 versus fiscal 1995 reflects a higher warehouse inventory related to opportunistic merchandise purchases and a large percentage of spring merchandise on hand at the end of fiscal 1995. Further improvement in this ratio for fiscal 1997 reflects the strong sales performance and inventory turns experienced in fiscal 1997. Working capital was $425.6 million in fiscal 1997, $332.9 million in fiscal 1996 and $240.6 million in fiscal 1995. The increase in both years reflects the acquisition of Marshalls and, additionally in fiscal year 1997, reflects the benefits of strong operating cash flows.

The Company's cash flows for investing activities include capital expenditures for the last two years as set forth in the table below:

Fiscal Year Ended January                                      1997         1996
--------------------------------------------------------------------------------
                                                                 In Millions
New stores                                                   $ 36.7       $ 44.6
Store renovations and improvements                             56.1         36.5
Office and distribution centers                                26.4         24.8
                                                             ------       ------
      Capital expenditures                                   $119.2       $105.9
                                                             ======       ======

The Company expects that capital expenditures will approximate $200 million for fiscal 1998. This includes capital expenditures for the T.J. Maxx and Marshalls operations of $24 million for new stores and $93 million for improvements for existing stores. In addition, approximately $25 million is estimated for the expansion of Winners and T.K. Maxx operations and $55 million for all of the Company's office and distribution center facilities.

Investing activities for fiscal 1997 and 1996 include payments of $49.3 million and $378.7 million, respectively, relating to the acquisition of Marshalls. In addition to the cash outlay for the acquisition of Marshalls, the Company issued $175 million of convertible junior preferred stock in fiscal 1996. See Note F to the consolidated financial statements for further information on the preferred stock issued. The total purchase price for Marshalls, including acquisition costs, was $606 million. The allocation of purchase price was revised during fiscal 1997 with the most significant change being a reduction of $86 million to the reserve for store closings. See Note A to the consolidated financial statements for further information on the acquisition of Marshalls.

Fiscal 1997 investing activities include the proceeds from the sale of the Chadwick's division, which totaled $222.8 million. The purchase price is subject to final adjustment based on the net assets of Chadwick's as of the sale date; this adjustment is estimated to be a reduction in the purchase price of approximately $30 million which will be settled by the Company in fiscal 1998. As part of the sale of Chadwick's, the Company retained the consumer credit card receivables of the division as of the closing date which totalled approximately $125 million, with $54.5 million still outstanding as of January 25, 1997. The proceeds from these receivables are reflected as cash provided by discontinued operations when received. The Company also received a $20 million convertible note due in ten years with annual interest currently at 6%. Investing activities for fiscal 1996 reflect proceeds of $3 million for the sale of the Hit or Miss division for which the Company also received a $10 million note, due in seven years, at 10% annual interest.

FINANCING ACTIVITIES: The strong cash flow from operations as well as proceeds generated from the sale of the Chadwick's division allowed the Company to prepay certain long-term debt in addition to regularly scheduled maturities. On September 16, 1996, pursuant to a call for redemption, the Company prepaid $88.8 million of its 9 1/2% sinking fund debentures. The Company recorded an after-tax extraordinary charge of $2.9 million, or $.03 per common share, related to the early retirement of this debt. In addition, during the Company's fourth quarter, the Company retired the entire outstanding balance of the $375 million term loan incurred to acquire Marshalls (see discussion below). The Company recorded an after-tax extraordinary charge of $2.7 million, or $.03 per common share, due to the early retirement of this debt. In total, during fiscal 1997, the Company paid a total of $455.6 million for the prepayment of certain long-term debt and a total of $46.5 million for regularly scheduled maturities of long-term debt.

During fiscal 1996, the Company's cash flow from financing activities includes the proceeds of $574.9 million from additional long-term borrowings. In June 1995, the Company filed a shelf registration statement with the Securities and Exchange Commission, which provides for the issuance of up to $250 million of long-term debt. In June 1995, the Company issued $200 million of long-term notes under the registration statement. The proceeds were used, in part, to repay short-term borrowings and for general corporate purposes. In connection with the purchase of Marshalls, the Company entered into an $875 million bank credit agreement under which the Company borrowed $375 million on a long-term loan basis to fund the cash portion of the Marshalls purchase price. The agreement also includes a $500 million revolving loan capability for the working capital needs of the Company which is discussed further below. The Company had entered into two interest rate swap agreements which effectively provided for a fixed rate of 5.9% on $200 million of the $375 million on a long-term loan basis to fund the cash portion of the Marshalls purchase price. The agreement also includes a $500 million revolving loan capability for the working capital needs of the Company which is discussed further below. The Company had entered into two interest rate swap agreements which effectively provided for a fixed rate of 5.9% on $200 million of the $375 million term loan. The swap agreements were cancelled upon the repayment of the term loan.

The Company declared quarterly dividends on its common stock of $.07 per share in fiscal 1997. In fiscal 1996, the Company had declared quarterly dividends on its common stock of $.14 per share for the first three quarters which was reduced to $.07 per common share for the fourth quarter of fiscal 1996, in connection with the acquisition of Marshalls. Annual dividends on common stock totalled $21.3 million in fiscal 1997 and $35.5 million in fiscal 1996. The Company also had dividend requirements on all of its outstanding preferred stock which totalled $13.7 million in fiscal 1997, $9.4 million in fiscal 1996 and $7.2 million in fiscal 1995. During fiscal 1997, both the Series A Cumulative Convertible Preferred Stock and the Series C Cumulative Convertible Preferred Stock were converted into common stock pursuant to separate calls for redemption. In June 1996, the Series A converted into 1.2 million shares of common stock and in September 1996 the Series C converted into 3.2 million shares of common stock. Preferred dividends were paid through the respective conversion dates. Dividends also include the dividend requirements of the Series D and Series E Junior Preferred Stock issued in the acquisition of Marshalls. The Series D preferred stock carried an annual dividend of $0.5 million and the Series E preferred stock carries an annual dividend of $10.5 million. The Series D preferred stock automatically converted on November 17, 1996 into 1.3 million shares of common stock. As of January 25, 1997, the Series E Junior Preferred Stock is the only outstanding preferred issue of the Company. Financing activities for fiscal 1997 also includes proceeds of $34.4 million from the exercise of employee of employee stock options, including $10.2 million for related tax benefits.

The Company has traditionally funded its seasonal merchandise requirements through short-term bank borrowings and the issuance of short-term commercial paper. The Company has the ability to borrow up to $500 million on a revolving loan basis under the bank agreement it entered into at the time of the Marshalls acquisition. This agreement expires on November 17, 1998 and contains certain financial covenants which include a minimum net worth requirement and certain leverage and fixed charge ratios. As of January 25, 1997, the entire $500 million was available for use. The Company's strong cash position throughout fiscal 1997 required minimal short-term borrowings during the year. The maximum amount of short-term borrowings outstanding during fiscal 1997, 1996 and 1995 was $3 million, $200 million and $181.5 million, respectively. The Company also has C$20 million of committed lines for its Canadian operations, all of which were available for use as of January 25, 1997. The maximum amount outstanding under its Canadian credit line during fiscal 1997 was C$6 million. Management believes that its current credit facilities are more than adequate to meet its needs. See Notes B and F to the consolidated financial statements for further information regarding the Company's long-term debt, capital stock transactions and available financing sources.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)  The TJX Companies, Inc.

                                              First           Second            Third            Fourth
                                            Quarter          Quarter           Quarter          Quarter
                                                     In Thousands Except Per Share Amounts
Fiscal year ended January 25, 1997
    Net sales                           $ 1,472,247      $ 1,548,259       $ 1,722,429      $ 1,946,475
    Gross earnings*                         304,888          326,069           417,158          442,512
    Income from continuing
        operations before
        extraordinary item                   23,024           33,690            81,590           75,522
           Per common share,
           fully diluted                        .25              .37               .90              .84
    Net income                               30,086           36,054            87,510          209,473
           Per common share,
           fully diluted                        .33              .40               .97             2.32

Fiscal year ended January 27, 1996
    Net sales                           $   713,819      $   761,343       $   861,214      $ 1,638,739
    Gross earnings*                         148,526          159,616           199,596          324,120
    Income from continuing
        operations before
        extraordinary item                    7,372            9,575            26,660            7,982
           Per common share,
           fully diluted                        .08              .11               .35              .05
    Net income (loss)                         8,065          (24,842)           33,877            9,161
           Per common share,
           fully diluted                        .09             (.37)              .44              .07

* Gross earnings equal net sales less cost of sales, including buying and occupancy costs.

Net income for the fourth quarter of fiscal 1997 includes an after-tax gain on the sale of Chadwick's of $125.6 million, or $1.39 per common share. The operating results for Chadwick's for fiscal 1997 and 1996 have been reflected as discontinued operations. Net income for fiscal 1997 includes after-tax extraordinary charges of $2.9 million and $2.7 million for third and fourth quarter, respectively, for the early retirement of debt.

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

Net income for the second quarter of fiscal 1996 includes an after-tax loss on the sale of the discontinued Hit or Miss operation of $31.7 million, or $.43 per common share. The operating results for Hit or Miss for fiscal 1996 have been reflected as a discontinued operation.

                         FORWARD-LOOKING INFORMATION

Certain statements contained in this Annual Report are forward-looking and involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially are the following: general economic conditions and consumer demand and consumer preferences and weather patterns in the U.S., Canada and the United Kingdom; competitive factors, including continuing pressure from pricing and promotional activities of major competitors; impact of excess retail capacity and the availability of desirable store locations on suitable terms; the availability, selection and purchasing of attractive merchandise on favorable terms; import risks, including potential disruptions and duties, tariffs and quotas on imported merchandise; acquisition and divestment activities; and other factors that may be described in the Company's filings with the Securities and Exchange Commission, including without limitation Exhibit 99.2 to the Form 8-K filed November 20, 1996. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

SHAREHOLDER INFORMATION


TRANSFER AGENT AND REGISTRAR,
COMMON AND SERIES E PREFERRED STOCK
Boston EquiServe
Canton, Massachusetts
1-800-426-5523

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

        The TJX Companies, Inc.
        Investor Relations
        770 Cochituate Road
        Framingham, Massachusetts 01701
        (508)390-2323

INVESTOR RELATIONS
Analysts and investors seeking financial data about the Company are asked to contact:

        Sherry Lang, Investor and Public
        Relations Director
        (508)390-2323

ANNUAL MEETING
The 1997 annual meeting will be held at 11:00 a.m. on Tuesday, June 3, 1997 at BankBoston, Lobby Auditorium, 1st Floor, 100 Federal Street, Boston, Massachusetts.

EXECUTIVE OFFICES
Framingham, Massachusetts 01701