Form 10-K405, Exhibit 13
period 1998-01-31
TJX COMPANIES INC /DE/
filed 1998-04-29
CIK 109198

                     PORTIONS OF THE TJX COMPANIES, INC.
                              1997 Annual Report

STORE LOCATIONS                                             SHAREHOLDER INFORMATION

                          T.J. Maxx         Marshalls       Transfer Agent and Registrar
-----------------------------------------------------       Common and Series E Preferred Stock
Alabama                           9                 2       Boston EquiServe
Arizona                           8                 4       P.O. Box 8200
Arkansas                          4                 -       Boston, Massachusetts 02266-8200
California                       45                65       1-800-426-5523
Colorado                          8                 3
Connecticut                      24                19       Trustees
Delaware                          3                 2       Public Debentures
District of Columbia              1                 -       6 5\8% Promissory Notes
Florida                          40                41       7% Promissory Notes
Georgia                          21                19            The First National Bank of Chicago
Idaho                             1                 -            Chicago, Illinois
Illinois                         31                32
Indiana                           8                 4       Auditors
Iowa                              4                 1       Coopers & Lybrand L.L.P.
Kansas                            4                 2
Kentucky                          7                 1       Independent Counsel
Louisiana                         4                 5       Ropes & Gray
Maine                             5                 1
Maryland                          7                13       Form 10-K
Massachusetts                    40                38
Michigan                         27                 6       Information concerning the Company's operations
Minnesota                        12                 9       and financial position is provided in this report
Mississippi                       2                 -       and in the Form 10-K filed with the Securities and
Missouri                          6                 7       Exchange Commission. A copy of the 10-K may be
Montana                           1                 -       obtained without charge by writing or calling:
Nebraska                          2                 1            The TJX Companies, Inc.
Nevada                            3                 3            Investor Relations
New Hampshire                     9                 6            770 Cochituate Road
New Jersey                       16                27            Framingham, Massachusetts 01701
New Mexico                        1                 -            (508) 390-2323
New York                         39                35
North Carolina                   18                10       Investor Relations
North Dakota                      3                 -       Analysts and investors seeking financial data about
Ohio                             33                 7       the Company are asked to contact:
Oklahoma                          3                 1            Sherry Lang, Investor and Public Relations Director
Oregon                            5                 3            (508) 390-2323
Pennsylvania                     29                16       Financial information is also available on our web site
Puerto Rico                       -                12       at www.tjx.com
Rhode Island                      5                 3
South Carolina                   10                 4       Annual Meeting
South Dakota                      1                 -       The 1998 annual meeting will be held at 11:00 a.m. on
Tennessee                        13                 7       Tuesday, June 2, 1998 at BankBoston, Lobby Auditorium,
Texas                            23                29       1st Floor, 100 Federal Street, Boston, Massachusetts
Utah                              4                 -
Vermont                           2                 -       Executive Offices
Virginia                         21                18       Framingham, Massachusetts 01701
Washington                        7                 4
West Virginia                     1                 -       For the Store Nearest You, Call:
Wisconsin                        10                 1       T.J. Maxx: 1-800-2-TJMAXX
-----------------------------------------------------
Total Stores                    580               461       Marshalls: 1-800-MARSHALLS
=====================================================
                                                            Winners: 1-800-646-WINN (in Canada)
Winners Apparel Ltd. operates 76 stores in Canada.
HomeGoods operates 23 stores in the United States.          HomeGoods: 1-800-614-HOME
T.K. Maxx operates 30 stores in the United Kingdom,
and 1 store in the Republic of Ireland.                     T.K. Maxx: (01923) 475797 (in the U.K.)

                             The TJX Companies, Inc.
                       CONSOLIDATED STATEMENTS OF INCOME


                                                                                       Fiscal Year Ended
                                                                     -----------------------------------------------------
                                                                     January 31,          January 25,          January 27,
Dollars in Thousands Except Per Share Amounts                               1998                 1997                 1996
==========================================================================================================================
                                                                     (53 weeks)

Net sales                                                             $7,389,069           $6,689,410           $3,975,115
--------------------------------------------------------------------------------------------------------------------------
Cost of sales, including buying and occupancy costs                    5,676,541            5,198,783            3,143,257
Selling, general and administrative expenses                           1,185,755            1,087,137              669,876
Store closing costs                                                            -                    -               35,000
Interest expense, net                                                      4,502               37,350               38,186
--------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before
    income taxes and extraordinary item                                  522,271              366,140               88,796
Provision for income taxes                                               215,679              152,314               37,207
--------------------------------------------------------------------------------------------------------------------------
Income from continuing operations
    before extraordinary item                                            306,592              213,826               51,589
Discontinued operations:
    Income from discontinued operations,
      net of income taxes                                                      -               29,361                9,710
    Gain (loss) on disposal of discontinued
      operations, net of income taxes                                          -              125,556              (31,700)
--------------------------------------------------------------------------------------------------------------------------
Income before extraordinary item                                         306,592              368,743               29,599
Extraordinary (charge), net of income taxes                               (1,777)              (5,620)              (3,338)
--------------------------------------------------------------------------------------------------------------------------
Net income                                                               304,815              363,123               26,261
Preferred stock dividends                                                 11,668               13,741                9,407
--------------------------------------------------------------------------------------------------------------------------
Net income available to common shareholders                           $  293,147           $  349,382           $   16,854
==========================================================================================================================
Basic earnings per share:
    Income from continuing operations
      before extraordinary item                                            $1.83                $1.33                $ .29
    Net income                                                             $1.82                $2.32                $ .12
    Weighted average common shares - basic                           160,737,023          150,463,452          144,830,352
Diluted earnings per share:
    Income from continuing operations
      before extraordinary item                                            $1.75                $1.22                $ .29
    Net income                                                             $1.74                $2.07                $ .12
    Weighted average common shares - diluted                         174,806,092          175,325,050          145,390,950
Cash dividends per share                                                   $ .20                $ .14                $.245

The accompanying notes are an integral part of the financial statements.

                             The TJX Companies, Inc.
                          Consolidated Balance Sheets



                                                                                     January 31,          January 25,
In Thousands                                                                                1998                 1997
=====================================================================================================================
Assets
    Current assets:
      Cash and cash equivalents                                                       $  404,369           $  474,732
      Accounts receivable                                                                 60,735               57,275
      Merchandise inventories                                                          1,190,170            1,059,505
      Prepaid expenses                                                                    27,357               16,379
      Net current assets of discontinued operations                                            -               54,451
---------------------------------------------------------------------------------------------------------------------
          Total current assets                                                         1,682,631            1,662,342
---------------------------------------------------------------------------------------------------------------------
    Property at cost:
      Land and buildings                                                                 108,729              103,067
      Leasehold costs and improvements                                                   480,964              428,836
      Furniture, fixtures and equipment                                                  611,470              527,710
---------------------------------------------------------------------------------------------------------------------
                                                                                       1,201,163            1,059,613
      Less: accumulated depreciation and amortization                                    515,027              419,129
---------------------------------------------------------------------------------------------------------------------
                                                                                         686,136              640,484
    Other assets                                                                          36,645               42,259
    Goodwill and tradename, net of amortization                                          204,220              216,127
---------------------------------------------------------------------------------------------------------------------
          Total Assets                                                                $2,609,632           $2,561,212
=====================================================================================================================
Liabilities
    Current liabilities:
      Current installments of long-term debt                                          $   23,360           $   27,140
      Accounts payable                                                                   582,791              533,945
      Accrued expenses and other current liabilities                                     611,506              621,211
---------------------------------------------------------------------------------------------------------------------
          Total current liabilities                                                    1,217,657            1,182,296
---------------------------------------------------------------------------------------------------------------------
    Long-term debt, exclusive of current installments                                    221,024              244,410
    Deferred income taxes                                                                  6,859                7,320
Shareholders' Equity
    Preferred stock at face value, authorized 5,000,000 shares, par value $1, issued and outstanding cumulative convertible stock of:
          727,300 and 1,500,000 shares of 7% Series E                                     72,730              150,000
    Common stock, authorized 300,000,000 shares, par value $1,
      issued and outstanding 159,901,247 and 79,576,438 shares                           159,901               79,576
    Additional paid-in capital                                                           202,053              429,017
    Retained earnings                                                                    729,408              468,593
---------------------------------------------------------------------------------------------------------------------
          Total shareholders' equity                                                   1,164,092            1,127,186
---------------------------------------------------------------------------------------------------------------------
          Total Liabilities and Shareholders' Equity                                  $2,609,632           $2,561,212
=====================================================================================================================

The accompanying notes are an integral part of the financial statements.

                             The TJX Companies, Inc.
                     Consolidated Statements of Cash Flows

                                                                                        Fiscal Year Ended
                                                                        ---------------------------------------------------
                                                                        January 31,         January 25,         January 27,
In Thousands                                                                   1998                1997                1996
===========================================================================================================================
                                                                         (53 weeks)
Cash flows from operating activities:
    Net income                                                            $ 304,815           $ 363,123           $  26,261
    Adjustments to reconcile net income to net cash
      provided by operating activities:
          (Income) from discontinued operations,
            net of income taxes                                                   -             (29,361)             (9,710)
          (Gain) loss on disposal of discontinued operations                      -            (125,556)             31,700
          Extraordinary charge                                                1,777               5,620               3,338
          Depreciation and amortization                                     124,891             126,830              79,232
          (Gain) on sale of other assets                                     (5,992)                  -                   -
          Property disposals and asset write-downs                           18,778              25,399               3,489
          Other, net                                                          2,064                (732)               (382)
          Changes in assets and liabilities, net of
            effect of acquisitions and dispositions:
            (Increase) in accounts receivable                                (3,460)             (2,131)               (233)
            (Increase) decrease in merchandise inventories                 (130,665)            198,983             211,168
            (Increase) decrease in prepaid expenses                         (10,978)                 27               6,872
            Increase (decrease) in accounts payable                          48,846              95,677            (147,013)
            Increase in accrued expenses
                and other current liabilities                                39,184              11,928              63,975
            (Decrease) in deferred income taxes                              (3,793)             (5,344)            (14,143)
---------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                   385,467             664,463             254,554
---------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
    Property additions                                                     (192,382)           (119,153)           (105,864)
    Proceeds from sale of other assets                                       15,697                   -                   -
    Acquisition of Marshalls, net of cash acquired                                -             (49,327)           (378,733)
    Proceeds from (adjustments to) sale
      of discontinued operations                                            (33,190)            222,800               3,000
---------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities                        (209,875)             54,320            (481,597)
---------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
    Payments on short-term debt                                                   -                   -             (20,000)
    Proceeds from borrowings of long-term debt                                    -                   -             574,861
    Principal payments on long-term debt                                    (27,179)            (46,506)            (31,271)
    Prepayment of long-term debt                                                  -            (455,560)                  -
    Payment of debt issue expenses                                                -                   -             (14,776)
    Proceeds from sale and issuance of common stock, net                     15,471              34,395               1,040
    Stock repurchased                                                      (245,198)                  -                   -
    Cash dividends paid                                                     (43,500)            (35,019)            (44,886)
---------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                        (300,406)           (502,690)            464,968
---------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) continuing operations                       (124,814)            216,093             237,925
Net cash provided by (used in) discontinued operations                       54,451              49,413             (70,268)
---------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                        (70,363)            265,506             167,657
Cash and cash equivalents at beginning of year                              474,732             209,226              41,569
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                  $ 404,369           $ 474,732           $ 209,226
===========================================================================================================================

The accompanying notes are an integral part of the financial statements.

                             The TJX Companies, Inc.
                Consolidated Statements of Shareholders' Equity

                                             Preferred         Common          Additional
                                                Stock,      Stock, Par          Paid-in        Retained
In Thousands                                Face Value        Value $1          Capital        Earnings             Total
=========================================================================================================================
Balance, January 28, 1995                     $107,500        $ 72,401        $ 267,937        $159,114        $  606,952
    Net income                                       -               -                -          26,261            26,261
    Cash dividends:
      Preferred stock                                -               -                -          (9,407)           (9,407)
      Common stock                                   -               -                -         (35,479)          (35,479)
    Issuance of cumulative
      convertible preferred stock:
          Series D                              25,000               -                -               -            25,000
          Series E                             150,000               -                -               -           150,000
    Issuance of common stock under
      stock incentive plans and
      related tax benefits                           -              85              754               -               839
    Other                                            -               -              468               -               468
-------------------------------------------------------------------------------------------------------------------------
Balance, January 27, 1996                      282,500          72,486          269,159         140,489           764,634
    Net income                                       -               -                -         363,123           363,123
    Cash dividends:
      Preferred stock                                -               -                -         (13,741)          (13,741)
      Common stock                                   -               -                -         (21,278)          (21,278)
    Conversion of cumulative preferred
      stock into common stock:
          Series A                             (25,000)          1,190           23,810               -                 -
          Series C                             (82,500)          3,178           79,322               -                 -
          Series D                             (25,000)          1,350           23,650               -                 -
    Issuance of common stock under
      stock incentive plans and
      related tax benefits                           -           1,372           32,786               -            34,158
    Other                                            -               -              290               -               290
-------------------------------------------------------------------------------------------------------------------------
Balance, January 25, 1997                      150,000          79,576          429,017         468,593         1,127,186
    Net income                                       -               -                -         304,815           304,815
    Cash dividends:
      Preferred stock                                -               -                -         (11,668)          (11,668)
      Common stock                                   -               -                -         (31,832)          (31,832)
    Conversion of cumulative Series E
      preferred stock into common stock        (77,020)          8,315           68,705               -                 -
    Stock repurchase:
      Preferred                                   (250)              -                -            (500)             (750)
      Common                                         -          (8,528)        (235,920)              -          (244,448)
   Stock split, two-for-one                          -          79,823          (79,823)              -                 -
    Issuance of common stock under
      stock incentive plans and
      related tax benefits                           -             715           15,719               -            16,434
    Other                                            -               -            4,355               -             4,355
-------------------------------------------------------------------------------------------------------------------------
Balance, January 31, 1998                     $ 72,730        $159,901        $ 202,053        $729,408        $1,164,092
=========================================================================================================================

The accompanying notes are an integral part of the financial statements.

                             The TJX Companies, Inc.
                 Selected Information by Major Business Segment

The following selected information by major business segment reflects the results of Marshalls in the off-price family apparel segment for the periods following its acquisition on November 17, 1995.


                                                                                  Fiscal Year Ended
                                                               ---------------------------------------------------------
                                                               January 31,            January 25,            January 27,
In Thousands                                                          1998                   1997                   1996
========================================================================================================================
                                                                (53 weeks)
Net sales:
    Off-price family apparel stores                             $7,290,959             $6,602,391             $3,896,710
    Off-price home fashion stores                                   98,110                 87,019                 78,405
------------------------------------------------------------------------------------------------------------------------
                                                                $7,389,069             $6,689,410             $3,975,115
========================================================================================================================
Operating income (loss):
    Off-price family apparel stores (1)                         $  596,908             $  463,419             $  187,974
    Off-price home fashion stores (2)                               (8,615)               (14,018)               (13,375)
------------------------------------------------------------------------------------------------------------------------
                                                                   588,293                449,401                174,599
General corporate expense (3)                                       58,906                 43,297                 45,003
Goodwill amortization                                                2,614                  2,614                  2,614
Interest expense, net                                                4,502                 37,350                 38,186
------------------------------------------------------------------------------------------------------------------------
Income from continuing operations
    before income taxes and extraordinary item                  $  522,271             $  366,140             $   88,796
========================================================================================================================
Identifiable assets:
    Off-price family apparel stores                             $2,033,945             $1,801,779             $2,116,127
    Off-price home fashion stores                                   39,074                 36,493                 46,861
    Corporate, primarily cash and goodwill (4)                     536,613                668,489                382,137
------------------------------------------------------------------------------------------------------------------------
                                                                $2,609,632             $2,506,761             $2,545,125
========================================================================================================================
Capital expenditures:
    Off-price family apparel stores                             $  190,720             $  104,955             $   87,037
    Off-price home fashion stores                                    1,662                    731                  7,932
    Corporate (4)                                                        -                 13,467                 10,895
------------------------------------------------------------------------------------------------------------------------
                                                                $  192,382             $  119,153             $  105,864
========================================================================================================================
Depreciation and amortization:
    Off-price family apparel stores                             $  115,967             $  113,479             $   69,596
    Off-price home fashion stores                                    3,186                  2,104                  1,777
    Corporate, including goodwill (4)                                5,738                 11,247                  7,859
------------------------------------------------------------------------------------------------------------------------
                                                                $  124,891             $  126,830             $   79,232
========================================================================================================================

(1) The period ended January 27, 1996 includes a charge of $35 million relating to the closing of certain T.J. Maxx stores.

(2) The periods ended January 31, 1998, January 25, 1997 and January 27, 1996 include a charge of $1.5 million, $3.1 million and $3.8 million, respectively, for certain store closings and other restructuring costs relating to HomeGoods.

(3) General corporate expense for the fiscal year ended January 31, 1998, includes a pre-tax charge of $15.2 million for costs associated with a deferred compensation arrangement with the Company's Chief Executive Officer and a pre-tax gain of $6 million for the sale of Brylane, Inc. common stock. General corporate expense for the fiscal years ended January 25, 1997 and January 27, 1996 include the net operating results of T.K. Maxx. Fiscal year 1998 includes T.K. Maxx results in off-price family apparel stores.

(4) Periods prior to January 31, 1998 include assets and activity of T.K. Maxx. Fiscal year 1998 includes T.K. Maxx in off-price family apparel stores.

                             The TJX Companies, Inc.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         Summary of Accounting Policies

Fiscal Year: The Company's fiscal year ends on the last Saturday in January. The fiscal year ended January 31, 1998 (fiscal 1998) included 53 weeks. The fiscal years ended January 25, 1997 and January 27, 1996 each included 52 weeks.

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

     The preparation of the financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent liabilities, at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents: The Company generally considers highly liquid investments with an initial maturity of three months or less to be cash equivalents. The Company's investments are primarily high grade commercial paper, institutional money market funds and time deposits with major banks. The fair value of cash equivalents approximates carrying value.

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

Goodwill and Tradename: Goodwill is primarily the excess of the purchase price incurred over the carrying value of the minority interest in the Company's former 83%-owned subsidiary. The minority interest was acquired pursuant to the Company's fiscal 1990 restructuring. In addition, goodwill includes the excess of cost over the estimated fair market value of the net assets of Winners Apparel Ltd., acquired by the Company effective May 31, 1990. Goodwill totaled $82.0 million, net of amortization, as of January 31, 1998 and is being amortized over 40 years. Annual amortization of goodwill was $2.6 million in fiscal years 1998, 1997 and 1996. Cumulative amortization as of January 31, 1998 and January 25, 1997 was $22.5 million and $19.9 million, respectively.

     Tradename is the value assigned to the name "Marshalls" as a result of the Company's acquisition of the Marshalls chain on November 17, 1995. The final allocation of the purchase price of Marshalls, pursuant to the purchase accounting method, resulted in $130.0 million being allocated to the tradename. The value of the tradename was determined by the discounted present value of assumed after-tax royalty payments, offset by a reduction for its pro-rata share of the total negative goodwill acquired (see Note A). The tradename is deemed to have an indefinite life and accordingly is being amortized over 40 years. Amortization expense was $3.4 million and $3.7 million for fiscal years 1998 and 1997, respectively. Cumulative amortization as of January 31, 1998 and January 25, 1997 was $7.8 million and $4.4 million, respectively.

Impairment of Long-Lived Assets: During fiscal 1997, the Company adopted the Statement of Financial Accounting Standards (SFAS) No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The Company periodically reviews the value of its property and intangible assets in relation to the current and expected operating results of the related business segments in order to assess whether there has been a permanent impairment of their carrying values.

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

Advertising Costs: The Company expenses advertising costs during the fiscal year incurred.

Earnings Per Share: Beginning with the fourth quarter of fiscal 1998, the Company began to report earnings per share in accordance with Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings per Share." SFAS No. 128 requires the presentation of "basic" and "diluted" earnings per share. Basic earnings per share is based on a simple weighted average of common stock outstanding. Diluted earnings per share includes the dilutive effect of convertible securities and other common stock equivalents. See Note F for a computation of basic and diluted earnings per share. All earnings per share amounts discussed refer to diluted earnings per share unless otherwise indicated.

Foreign Currency Translation: The Company's foreign assets and liabilities are translated at the year-end exchange rate and income statement items are translated at the average exchange rates prevailing during the year. A large portion of the Company's net investment in foreign operations is hedged with foreign currency swap agreements and forward contracts. The translation adjustment associated with the foreign operations and the related hedging instruments are included in shareholders' equity as a component of additional paid-in capital. Cumulative foreign currency translation adjustments included in shareholders' equity amounted to losses of $1.7 million as of January 31, 1998 and $1.0 million as of January 25, 1997.

New Accounting Standards: During 1997, the Financial Accounting Standards Board
(FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." This statement specifies the computation, presentation and disclosures for components of comprehensive income. The Company will implement the standard in its fiscal year ending January 30, 1999. The adoption of this standard will not have a material impact on the consolidated financial statements.

     During 1997, the Financial Accounting Standards Board (FASB) also issued Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosure about Segments of an Enterprise and Related Information." This statement changes the manner in which public companies report information about their operating segments. SFAS No. 131, which is based on the management approach to segment reporting, establishes requirements to report selected segment information quarterly and to report entity-wide disclosures about products and services, major customers, and the geographic locations in which the entity holds assets and reports revenue. The Company is currently evaluating the effects of this change on its reporting of segment information. The Company will adopt SFAS No. 131 in its fiscal year ending January 30, 1999.

Other: Certain amounts in prior years' financial statements have been reclassified for comparative purposes.

     The Company is in the process of converting all necessary systems to be year 2000 compliant. The Company expects to spend an aggregate of approximately $10 million on conversion costs, primarily in fiscal 1998 and 1999.

                        A. Dispositions and Acquisitions

Sale of Chadwick's of Boston: During the fourth quarter of fiscal 1997, the Company sold its Chadwick's of Boston catalog division to Brylane, L.P. Proceeds of approximately $300 million included cash, a 10 year $20 million Convertible Subordinated Note at 6% interest (the "Brylane note") and Chadwick's consumer credit card receivables. During the second quarter of fiscal 1998, the Company paid Brylane $28.8 million as an estimated adjustment to the cash proceeds based on the closing balance sheet of Chadwick's as of December 7, 1996 as prepared by the Company. During the quarter ended October 1997, the Company paid Brylane $4.4 million upon agreement of the final closing balance sheet of Chadwick's as of December 7, 1996. The results of Chadwick's for all periods prior to December 7, 1996 have been reclassified to discontinued operations. The cash provided by discontinued operations for fiscal 1998 represents the collection of the remaining balance of the Chadwick's consumer credit card receivables outstanding as of January 25, 1997. During the quarter ended October 1997, the Company converted a portion of the Brylane note into 352,908 shares of Brylane, Inc. common stock which it sold for $15.7 million. This sale resulted in an after-tax gain of $3.6 million, or $.02 per share. Subsequent to the end of the year, the Company converted an additional portion of the Brylane note into 258,836 shares of Brylane, Inc. common stock. The Company donated 181,818 of these shares to the Company's charitable foundation and sold the remaining 77,018 shares during the first quarter of fiscal 1999. The net after-tax impact of these transactions on the Company's first quarter results is immaterial. Pursuant to the acquisition, the Company agreed to purchase certain amounts of excess inventory from Chadwick's through fiscal 2000.

     The Chadwick's of Boston catalog division had net sales of $464.8 million and recorded income from operations of $29.4 million, net of income taxes of $20.9 million, for the fiscal year ended January 25, 1997, which represents the results through December 7, 1996, the effective date of the transaction. The results of Chadwick's for all periods prior to December 7, 1996 have been reclassified to discontinued operations. The sale of the division resulted in a gain on disposal of $125.6 million, net of income taxes of $15.2 million, or $.72 per share. This gain allowed the Company to utilize its $139 million capital loss carryforward (see Note G). Interest expense was allocated to discontinued operations based on their respective proportion of assets to total assets.

     Net sales for Chadwick's were $472.4 million and income from operations was $12.0 million, net of income taxes of $8.1 million, for fiscal 1996.

Sale of Hit or Miss: Effective September 30, 1995, the Company sold its Hit or Miss division to members of Hit or Miss management and outside investors. The Company received $3 million in cash and a 7 year $10 million note with interest at 10%. During fiscal year ended 1998, the Company forgave a portion of this note and was released from certain obligations and guarantees which reduced the note to $5.5 million.

     The Hit or Miss division had net sales of $165.4 million and recorded an operating loss of $2.3 million, net of income tax benefits of $1.4 million, for the fiscal year ended January 27, 1996, which represents results through July 29, 1995, the measurement date of the transaction. Hit or Miss' operating results for all prior periods have been reclassified to discontinued operations. The sale of the division resulted in a loss on disposal of $31.7 million (net of income tax benefits of $19.8 million) and includes the operating results from July 30, 1995 through the closing date, as well as the cost to the Company of closing 69 Hit or Miss stores. Interest expense was allocated to discontinued operations based on their respective proportion of assets to total assets.

Acquisition of Marshalls: On November 17, 1995, the Company acquired the Marshalls family apparel chain from Melville Corporation. The Company paid $424.3 million in cash and $175 million in junior convertible preferred stock. The total purchase price of Marshalls, including acquisition costs, was $606 million.

     The acquisition has been accounted for using the purchase method of accounting and accordingly, the purchase price has been allocated to the assets purchased and the liabilities assumed based upon their fair values at the date of acquisition. The purchase accounting method allows a one year period to finalize the fair values of the net assets acquired. No further adjustments to fair market values are made after that point. The final allocation of purchase price resulted in the fair value of the net assets acquired exceeding the purchase price, creating negative goodwill of $86.4 million. The negative goodwill was allocated to the long-term assets acquired. During fiscal 1998, the store closing and restructuring reserve established in the final allocation of the purchase price was reduced by an additional $15.8 million as the Company closed fewer stores than initially planned. The $15.8 million reserve reduction was offset by a reduction of $10.0 million to property, plant and equipment and a reduction of $5.8 million to tradename. The final allocation of purchase price as adjusted for the reserve adjustment in fiscal 1998 is summarized below:

In Thousands
-------------------------------------------------------------------------------
Current assets                                                        $ 718,627
Property, plant and equipment                                           227,071
Tradename                                                               130,046
Current liabilities                                                    (469,744)
-------------------------------------------------------------------------------
Total purchase price                                                  $ 606,000
===============================================================================

The operating results of Marshalls have been included in the consolidated results of the Company from the date of acquisition on November 17, 1995. The following unaudited pro forma consolidated financial results for the fiscal year ended January 1996, are presented as if the acquisition had taken place at the beginning of the period:

Dollars in Thousands Except Per Share Amounts                                    Fiscal Year Ended January 27, 1996
===================================================================================================================
Net sales                                                                                              $  6,085,509
Income from continuing operations                                                                      $     20,838
Average shares outstanding for diluted earnings per share calculations                                  147,557,961
Income from continuing operations per share, diluted                                                   $        .02

The foregoing unaudited pro forma consolidated financial results give effect to, among other pro forma adjustments, the following:

        (i) Interest expense and amortization of the related debt expenses on debt incurred to finance the acquisition.
        (ii) Depreciation and amortization adjustments related to fair market value of assets acquired.
        (iii)  Amortization of tradename over 40 years.
        (iv)   Adjustments to income tax expense related to the above.
        (v) Impact of preferred stock issued on earnings per share calculations.

The foregoing unaudited pro forma consolidated financial information is provided for illustrative purposes only and does not purport to be indicative of results that actually would have been achieved had the acquisition taken place on the first day of the period presented or of future results.

                       B. Long-Term Debt and Credit Lines

At January 31, 1998 and January 25, 1997, long-term debt, exclusive of current installments, consisted of the following:

                                                                                          January 31,   January 25,
In Thousands                                                                                     1998          1997
===================================================================================================================
Real estate mortgages, interest at 10.48% maturing November 1, 1998                          $      -      $ 22,391
-------------------------------------------------------------------------------------------------------------------
Equipment notes, interest at 11% to 11.25% maturing
    December 12, 2000 to December 30, 2001                                                      1,127         2,135
-------------------------------------------------------------------------------------------------------------------
General corporate debt:
    Medium term notes, interest at 5.87% to 7.97%, $15 million maturing on
      October 21, 2003 and $5 million on September 20, 2004                                    20,000        20,000
    65\8% unsecured notes, maturing June 15, 2000                                             100,000       100,000
    7% unsecured notes, maturing June 15, 2005 (effective interest rate of 7.02%
      after reduction of the unamortized debt discount of $103,000 and $116,000
      in fiscal 1998 and 1997, respectively)                                                   99,897        99,884
-------------------------------------------------------------------------------------------------------------------
          Total general corporate debt                                                        219,897       219,884
-------------------------------------------------------------------------------------------------------------------
Long-term debt, exclusive of current installments                                            $221,024      $244,410
===================================================================================================================

The aggregate maturities of long-term debt, exclusive of current installments, at January 31, 1998 are as follows:

                                                                                              General
                                                                                            Corporate
In Thousands                                                         Equipment Notes             Debt         Total
===================================================================================================================
Fiscal Year
2000                                                                          $  697         $      -      $    697
2001                                                                             430          100,000       100,430
2002                                                                               -                -             -
2003                                                                               -                -             -
Later years                                                                        -          119,897       119,897
-------------------------------------------------------------------------------------------------------------------
Aggregate maturities of long-term debt, exclusive of current installments     $1,127         $219,897      $221,024
===================================================================================================================

Real estate mortgages are collateralized by land and buildings. While the parent company is not directly obligated with respect to the real estate mortgages, it or a wholly-owned subsidiary has either guaranteed the debt or has guaranteed a lease, if applicable, which has been assigned as collateral for such debt.

     On September 16, 1996, pursuant to a call for redemption, the Company prepaid $88.8 million of its 9 1/2% sinking fund debentures. The Company recorded an after-tax extraordinary charge of $2.9 million, or $.02 per common share, related to the early retirement of this debt. The Company paid the outstanding balance of $8.5 million during fiscal 1998 utilizing an optional sinking fund payment under the indenture.

        In June 1995, the Company filed a shelf registration statement with the Securities and Exchange Commission which provided for the issuance of up to $250 million of long-term debt. This shelf registration statement was replaced by a new shelf registration statement filed in fiscal 1997 which currently provides for the issuance of up to $600 million of debt, common stock or preferred stock. In June 1995, the Company issued $200 million of long-term notes under the original registration statement; $100 million of 6 5/8 notes due June 15, 2000 and $100 million of 7% notes due June 15, 2005. The proceeds were used in part to repay short-term borrowings and for general corporate purposes, including the repayment of scheduled maturities of other outstanding long-term debt and for new store and other capital expenditures.

     On November 17, 1995, the Company entered into an unsecured $875 million bank credit agreement under which the Company borrowed $375 million on a term loan basis to fund the cash portion of the Marshalls purchase price. During the fourth quarter of the fiscal year ended January 25, 1997, the Company prepaid the outstanding balance of the $375 million term loan and recorded an after-tax extraordinary charge of $2.7 million, or $.02 per share, for the early retirement of this debt. The agreement also allowed the Company to borrow up to an additional $500 million on a revolving loan basis to fund the working capital needs of the Company. In September 1997, the Company replaced this $500 million revolving credit agreement with a new five year $500 million revolving credit facility. The Company recorded an extraordinary charge of $1.8 million associated with the write-off of deferred financing costs of the former agreement. The new agreement provides for reduced commitment fees on the unused portion of the line, as well as lower borrowing costs and has certain financial covenants which include a minimum net worth requirement, and certain leverage and fixed charge covenants.

     As of January 31, 1998, all $500 million of the revolving credit facility was available for use. Interest is payable on borrowings at rates equal to or less than prime. The revolving credit facility capability is used as backup to the Company's commercial paper program. The Company had no short-term borrowings under this facility or its commercial paper program during fiscal 1998. Excluding the Company's foreign subsidiaries, the weighted average interest rate on the Company's short-term borrowings under the former agreement was 5.81% and 6.25% in fiscal 1997 and 1996, respectively. The Company does not have any compensating balance requirements under these arrangements. The Company also has C$30 million of committed lines for its Canadian operation, all of which were available as of January 31, 1998.

     In connection with the $875 million bank credit agreement, during fiscal 1996 the Company prepaid its $45 million real estate mortgage on the Chadwick's fulfillment center and incurred an extraordinary after-tax charge of $3.3 million in fiscal 1996 on the early retirement of this debt.

                            C. Financial Instruments

The Company periodically enters into forward foreign exchange contracts to hedge firm U.S. dollar merchandise purchase commitments made by its Canadian subsidiary. As of January 31, 1998, the Company had $20.2 million of such contracts outstanding. The contracts cover commitments for the first quarter of fiscal 1999 and any gain or loss on the contract will ultimately be reflected in the cost of the merchandise. Deferred gains and losses on the contracts as of January 31, 1998 were immaterial.

     The Company also has entered into several foreign currency swap and forward contracts in both Canadian dollars and British pounds sterling. Both the swap and forward agreements are accounted for as a hedge against the Company's investment in foreign subsidiaries; thus, foreign exchange gains and losses on the agreements are recognized in shareholders' equity thereby offsetting translation adjustments associated with the Company's investment in foreign operations. The gains or losses on this hedging activity as of January 31, 1998 are immaterial.

     The Canadian swap and forward agreements will require the Company to pay C$41.7 million in exchange for $31.2 million in U.S. currency between October 2003 and September 2004. The British pounds sterling swap and forward agreements will require the Company to pay (P)59.9 million between October 1999 and September 2002 in exchange for $94.1 million in U.S. currency.

     The agreements contain rights of offset which minimize the Company's exposure to credit loss in the event of nonperformance by one of the counterparties. The interest rates payable on the foreign currency swap agreements are slightly higher than the interest rates receivable on the currency exchanged, resulting in deferred interest costs which are being amortized to interest expense over the term of the related agreements. The premium cost or discount associated with the forward contracts is being amorti zed over the term of the related agreements and is included with the gain or loss of the hedging instrument. The unamortized balance of the net deferred costs was $4.3 million and $4.1 million as of January 31, 1998 and January 25, 1997, respectively.

     The counterparties to the exchange contracts and swap agreements are major international financial institutions. The Company periodically monitors its position and the credit ratings of the counterparties and does not anticipate losses resulting from the nonperformance of these institutions.

     The fair value of the Company's long-term debt, including current installments, is estimated using discounted cash flow analysis based upon the Company's current incremental borrowing rates for similar types of borrowing arrangements. The fair value of long-term debt, including current installments, at January 31, 1998 is estimated to be $253 million compared to a carrying value of $244.4 million. These estimates do not necessarily reflect certain provisions or restrictions in the various debt agreements which might affect the Company's ability to settle these obligations.

                                 D. Commitments

The Company is committed under long-term leases related to its continuing operations for the rental of real estate, and fixtures and equipment. T.J. Maxx leases are generally for a ten year initial term with options to extend for one or more five year periods. Marshalls leases, acquired in fiscal 1996, have remaining terms ranging up to twenty-five years. In addition, the Company is generally required to pay insurance, real estate taxes and other operating expenses including, in some cases, rentals based on a percentage of sales.

     Following is a schedule of future minimum lease payments for continuing operations as of January 31, 1998:

                                                                     Operating
In Thousands                                                            Leases
==============================================================================
Fiscal Year
1999                                                                $  302,177
2000                                                                   288,603
2001                                                                   260,753
2002                                                                   233,513
2003                                                                   210,983
Later years                                                          1,006,059
------------------------------------------------------------------------------
Total future minimum lease payments                                 $2,302,088
==============================================================================

The rental expense under operating leases for continuing operations amounted to $301.9 million, $293.5 million and $162.5 million for fiscal years 1998, 1997 and 1996, respectively. The present value of the Company's operating lease obligations approximates $1,547.2 million as of January 31, 1998, including $180.0 million payable in fiscal 1999.

     The Company had outstanding letters of credit in the amount of $55.9 million as of January 31, 1998. Letters of credit are issued by the Company primarily for the purchase of inventory.

                          E. Stock Compensation Plans

IN THE FOLLOWING NOTE, ALL REFERENCES TO HISTORICAL AWARDS, OUTSTANDING AWARDS AND AVAILABILITY OF SHARES FOR FUTURE GRANTS UNDER THE COMPANY'S STOCK INCENTIVE PLAN AND RELATED PRICES PER SHARE HAVE BEEN RESTATED, FOR COMPARABILITY PURPOSES, FOR THE TWO-FOR-ONE STOCK SPLIT DISTRIBUTED IN JUNE 1997.

     The Company has a Stock Incentive Plan under which options and other stock awards may be granted to certain officers and key employees. The Stock Incentive Plan, as amended, provides for the issuance of up to 21 million shares with 8.7 million shares available for future grants as of January 31, 1998. The Company also has a Directors Stock Option Plan under which stock options are granted to directors who are not otherwise employed by the Company. This plan provides for the issuance of up to 100,000 shares. There are 61,000 shares available for future grants under this plan as of January 31, 1998.

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

     A summary of the status of the Company's stock options and related Weighted Average Exercise Prices ("WAEP"), adjusted for the two-for-one stock split, for fiscal years ended January 1998, 1997 and 1996 is presented below (shares in thousands):

                                                                     Fiscal Year Ended January
                                                ---------------------------------------------------------------------
                                                        1998                    1997                     1996
                                                --------------------    --------------------     --------------------
                                                Shares          WAEP    Shares          WAEP     Shares          WAEP
=====================================================================================================================
Outstanding, beginning of year                   4,096        $12.20     5,624        $ 9.18      5,389        $ 9.97

Granted                                          2,169         25.93     1,426         17.44      1,193          6.44
Exercised                                         (878)        10.61    (2,724)         8.89       (164)         7.04
Canceled                                          (134)        14.61      (230)         9.90       (794)        10.63
---------------------------------------------------------------------------------------------------------------------
Outstanding, end of year                         5,253        $18.07     4,096        $12.20      5,624        $ 9.18
---------------------------------------------------------------------------------------------------------------------
Options exercisable, end of year                 1,966                   1,706                    3,496
=====================================================================================================================

The Company realizes an income tax benefit from the exercise or early disposition of certain stock options. This benefit results in a decrease in current income taxes payable and an increase in additional paid-in capital. Such benefits amounted to $6.1 million and $10.2 million for the fiscal years ended January 31, 1998 and January 25, 1997, respectively. Amounts for fiscal 1996 were immaterial.

     The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards (SFAS) No. 123 "Accounting for Stock-Based Compensation," and continues to apply the provisions of APB Opinion No. 25 "Accounting for Stock Issued to Employees" in accounting for compensation expense under its stock option plans. The Company grants options at fair market value on the date of the grant; accordingly, no compensation expense has been recognized for the stock options issued during fiscal years 1998, 1997 or 1996. Had compensation expense been determined in accordance with SFAS No. 123, the Company's income from continuing operations, net income and related earnings per share amounts for the fiscal years ended January 31, 1998 and January 25, 1997 would have been reduced to the unaudited pro forma amounts indicated below:

                                                                             Fiscal Year Ended
                                                    --------------------------------------------------------------------
                                                             As Reported                       Unaudited Pro Forma
                                                    ------------------------------        ------------------------------
                                                    January 31,        January 25,        January 31,        January 25,
                                                    -----------        -----------        -----------        -----------
Dollars in Thousands Except Per Share Amounts              1998               1997               1998               1997
========================================================================================================================
                                                     (53 weeks)                            (53 weeks)
Income from continuing operations                      $306,592           $213,826           $301,129           $211,893
Diluted earnings per share                             $   1.75           $   1.22           $   1.72           $   1.21
Net income                                             $304,815           $363,123           $299,352           $361,190
Diluted earnings per share                             $   1.74           $   2.07           $   1.71           $   2.06

For purposes of applying the provisions of SFAS No. 123 for the pro forma calculations, the fair value of each option grant issued during fiscal 1998 and 1997 is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield 1% and expected volatility of 38% in both fiscal 1998 and 1997, a risk-free interest rate of 5.8% in fiscal 1998 and 6.67% in fiscal 1997 and expected holding periods of 6 years in both fiscal periods. The weighted average fair value of options granted during fiscal 1998 and 1997 was $11.05 and $7.75 per share, respectively.

     The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. SFAS No. 123 does not apply to awards prior to 1995, and additional awards in future years are anticipated.

     The following table summarizes information about stock options outstanding as of January 31, 1998 (shares in thousands):

                                                  Options Outstanding                          Options Exercisable
                                         --------------------------------------             --------------------------
                                                        Weighted        Weighted                              Weighted
Range of                                                 Average         Average                               Average
Exercise                                               Remaining        Exercise                              Exercise
Prices                                   Shares    Contract Life           Price            Shares               Price
======================================================================================================================
$ 5.1250 - $ 7.6875                         727        7.2 Years          $ 6.36               398              $ 6.31

$ 7.6876 - $12.1875                         772        5.8 Years           10.87               772               10.87
$12.1876 - $17.4375                       1,591        7.7 Years           16.25               729               14.85
$17.4376 - $21.5000                         700        9.2 Years           21.38                67               21.38
$21.5001 - $28.9375                       1,463        9.5 Years           28.09                 -                   -
-----------------------------------------------                                              -----
              Total                       5,253        8.0 Years          $18.07             1,966              $11.78
===============================================                                              =====

During fiscal 1998, a special deferred compensation award was granted to the Company's Chief Executive Officer initially denominated in 450,000 shares of the Company's stock with a fair value of $21.375 per share at the date of grant. The shares vested at the time of the grant and the Company recorded a deferred compensation charge of $9.6 million at the time of the grant. The executive may elect to have such grant converted into other investments. The Company does not anticipate that the shares will be issued and therefore does not consider them for diluted earnings per share calculations and adjusts the compensation charge for changes in the market value of the stock. The Company recorded an additional expense of $5.6 million in fiscal 1998 due to the increase in market value of the shares from date of grant.

     The Company has also issued restricted stock and performance based stock awards under the Stock Incentive Plan. Restricted stock awards are issued at par value, or at no cost, and have restrictions which generally lapse over three to five years from date of grant. As of January 31, 1998, the performance based stock awards have either vested or been forfeited. The market value in excess of cost is charged to income ratably over the period during which these awards vest, such pre-tax charges amounted to $2.7 million in fiscal 1998, $2.5 million in fiscal 1997 and $0.4 million in fiscal 1996. The market value of the awards is determined at date of grant for restricted stock awards, and at the date shares are earned for performance based awards.

     There has been a combined total of 511,917 shares, 35,000 shares and 20,000 shares for deferred, restricted and performance based awards issued for the fiscal years ended January 1998, 1997 and 1996, respectively. There were 150,000 and 7,000 shares forfeited for the fiscal years ended January 1998 and January 1996, respectively (no shares were forfeited for the fiscal year ended January
1997). The weighted average market value per share of these stock awards at grant date was $21.79, $12.00 and $6.44 for fiscal 1998, 1997 and 1996, respectively.

     During fiscal 1998, the Company formed a deferred stock compensation plan for its outside directors which replaced the Company's retirement plan for directors. Deferred shares were issued equal to the current obligation under the retirement plan as of December 31, 1997. Additional share awards valued at $10,000 will be issued annually to each eligible director. Currently there are 8,771 deferred shares outstanding, actual shares will be issued at retirement. The Company has 50,000 shares held in treasury from which the Company will issue such shares.

                    F. Capital Stock and Earnings Per Share

Capital Stock: The Company distributed a two-for-one stock split, effected in the form of a 100% stock dividend, on June 26, 1997 to shareholders of record on June 11, 1997, which resulted in the issuance of 79.8 million shares of common stock and a corresponding decrease of $79.8 million in additional paid-in capital. All historical earnings per share amounts have been restated to reflect the two-for-one stock split. Reference to common stock activity before the distribution of the split has not been restated unless otherwise noted. All activity after the distribution date reflects the two-for-one stock split.

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

     The shares of Series E preferred stock, with 1,500,000 shares initially issued at a face value of $150 million, carry an annual dividend rate of $7.00 per share and is mandatorily converted into common shares on November 17, 1998 unless converted earlier. Through January 31, 1998, shareholders converted 770,200 shares of Series E preferred stock into 8.3 million shares of common stock and 2,500 shares were repurchased by the Company. The Company paid $3.8 million to induce conversion of the preferred shares. The common shares issuable on conversion of the outstanding Series E preferred stock will vary depending on the market price of common stock at the time of conversion and ranges from a minimum of 7.9 million shares to a maximum of 9.4 million shares of common stock. Based on the market price of the common stock as of January 31, 1998, the minimum number of shares would be issued. The 727,300 shares of the Company's outstanding Series E preferred stock at January 31, 1998 has an aggregate liquidation preference of $72.7 million. There is an aggregate of 9,422,513 common shares reserved for the conversion of Series E preferred stock, the maximum number of shares that may be issued. The Series E preferred stock is senior to the common stock of the Company with respect to payment of dividends and upon liquidation. There are no voting rights for preferred stock unless dividends are in arrears for a specified number of periods.

     Dividends on the outstanding Series E preferred stock are paid quarterly on the first business day of each calendar quarter, the Company accrues dividends evenly throughout the year. In addition, the inducement fees paid on the conversion of the Series E preferred stock during fiscal 1998 have been classified as preferred dividends. The Company recorded aggregate dividends on its preferred stock of $11.7 million in fiscal 1998, $13.7 million in fiscal 1997 and $9.4 million in fiscal 1996. The preferred dividends reduce net income in computing net income available to common shareholders.

     During fiscal 1997, the Company replaced the June 1995 shelf registration statement with another shelf registration statement which currently provides for the issuance of up to $600 million of debt, common stock or preferred stock.

     On June 25, 1997, the Company authorized the repurchase of up to $250 million of the Company's common shares and common equivalent shares. During fiscal 1998, the Company repurchased 8.5 million shares of its stock, totaling $245.2 million, representing approximately 5% of the Company's outstanding common shares. In February 1998, the Company completed this buy back program with a total of 8.7 million shares having been repurchased. At the same time, the Company announced its intent to repurchase an additional $250 million of the Company's common stock.

Earnings Per Share: The Company calculates earnings per share in accordance with SFAS No. 128 which requires the presentation of basic and diluted earnings per share. The following schedule presents the calculation of basic and diluted earnings per share for income from continuing operations:


                                                                                       Fiscal Year Ended
                                                                    ---------------------------------------------------------
                                                                    January 31,            January 25,            January 27,
                                                                           1998                   1997                   1996
=============================================================================================================================
                                                                     (53 weeks)
Basic earnings per share:
    Income from continuing operations
      before extraordinary item                                        $306,592               $213,826                $51,589
    Less: preferred stock dividends                                      11,668                 13,741                  9,407
-----------------------------------------------------------------------------------------------------------------------------
    Income from continuing operations available
      to common shareholders                                           $294,924               $200,085                $42,182
=============================================================================================================================
    Weighted average common stock outstanding
      for basic earnings per share                                  160,737,023            150,463,452            144,830,352
    Basic earnings per share                                              $1.83                  $1.33                   $.29

Diluted earnings per share:
    Income from continuing operations
      available to common shareholders                                 $294,924               $200,085                $42,182
    Add back: preferred stock dividends                                  11,668                 13,741                     93
-----------------------------------------------------------------------------------------------------------------------------
    Income from continuing operations for
      diluted earnings per share calculation                           $306,592               $213,826                $42,275
=============================================================================================================================
    Weighted average common stock outstanding
      for basic earnings per share                                  160,737,023            150,463,452            144,830,352
    Assumed conversion of:
      Convertible preferred stock                                    12,016,086             23,165,792                532,314
      Stock options                                                   2,052,983              1,695,806                 28,284
-----------------------------------------------------------------------------------------------------------------------------
    Weighted average common shares for
      diluted earnings per share calculation                        174,806,092            175,325,050            145,390,950
=============================================================================================================================
    Diluted earnings per share                                            $1.75                  $1.22                   $.29

                                         G. Income Taxes
The provision for income taxes includes the following:

                                                                                       Fiscal Year Ended
                                                                    ---------------------------------------------------------
                                                                    January 31,            January 25,            January 27,
In thousands                                                              1998                   1997                   1996
=============================================================================================================================
                                                                     (53 weeks)
Current:
    Federal                                                            $172,026               $116,848                $52,306
    State                                                                39,200                 27,160                 12,604
    Foreign                                                               8,117                  8,079                  2,843
Deferred:
    Federal                                                              (3,432)                    33                (25,593)
    State                                                                  (326)                   462                 (5,361)
    Foreign                                                                  94                   (268)                   408
-----------------------------------------------------------------------------------------------------------------------------
Provision for income taxes                                             $215,679               $152,314                $37,207
=============================================================================================================================

The Company had a net deferred tax liability as follows:

                                                                              January 31,             January 25,
In Thousands                                                                         1998                    1997
=================================================================================================================
Deferred tax assets:
    Capital loss carryforward                                                    $      -                $  4,500
    Foreign net operating loss carryforward                                        34,554                  34,500
    Reserve for discontinued operations                                             6,723                   9,397
    Reserve for closed stores and restructuring costs                              23,571                  38,421
    Insurance costs not currently deductible for tax purposes                      15,049                  24,342
    Pension, postretirement and employee benefits                                  34,173                  23,267
    Leases                                                                          9,350                   6,478
    Other                                                                          18,789                  17,981
    Valuation allowance                                                           (34,603)                (39,084)
-----------------------------------------------------------------------------------------------------------------
      Total deferred tax assets                                                  $107,606                $119,802
-----------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
    Property, plant and equipment                                                $ 14,736                $ 20,096
    Safe harbor leases                                                             37,945                  44,603
    Tradename                                                                      48,659                  52,302
    Other                                                                          13,125                  10,121
-----------------------------------------------------------------------------------------------------------------
      Total deferred tax liabilities                                             $114,465                $127,122
-----------------------------------------------------------------------------------------------------------------
Net deferred tax liability                                                       $  6,859                $  7,320
=================================================================================================================

The Company had a capital loss carryforward of $139 million as of January 27, 1996 which was fully utilized to offset the capital gain recognized on the sale of Chadwick's.

     The Company does not provide for U.S. deferred income taxes on the undistributed earnings of its foreign subsidiaries as the earnings are considered to be permanently reinvested. The undistributed earnings of its foreign subsidiaries as of January 31, 1998 were immaterial.

     The Company has a United Kingdom net operating loss carryforward of approximately $50 million for tax and financial reporting purposes. The United Kingdom net operating loss does not expire under current United Kingdom tax law. The Company also has a Puerto Rico net operating loss carryforward of approximately $49 million at January 31, 1998, for tax and financial reporting purposes, which was acquired in the Marshalls acquisition and expires in fiscal 1999 through fiscal 2003. Future utilization of these operating loss carryforwards is dependent upon future earnings of the Company's foreign subsidiaries.

     The Company's worldwide effective tax rate was 41% for the fiscal year ended January 31, 1998, and 42% for fiscal years ended January 25, 1997 and January 27, 1996. The difference between the U.S. federal statutory income tax rate and the Company's worldwide effective income tax rate is summarized as follows:

                                                                             Fiscal Year Ended
                                                              -----------------------------------------------
                                                              January 31,       January 25,       January 27,
                                                                     1998              1997              1996
=============================================================================================================
U.S. federal statutory income tax rate                                 35%               35%               35%
Effective state income tax rate                                         5                 5                 5
Impact of foreign operations                                            -                 1                 3
All other                                                               1                 1                (1)
-------------------------------------------------------------------------------------------------------------
Worldwide effective income tax rate                                    41%               42%               42%
=============================================================================================================

                 H. Pension Plans and Other Retirement Benefits

The Company has a non-contributory defined benefit retirement plan covering the majority of full-time U.S. employees. Effective in fiscal 1998, Marshalls associates are included in the plan with credit for service prior to the acquisition. Employees who have attained twenty-one years of age and have completed one year of service are covered under the plan. Benefits are based on compensation earned in each year of service. The Company also has an unfunded supplemental retirement plan which covers certain key employees of the Company and provides additional retirement benefits based on average compensation.

     Net periodic pension cost (including discontinued operations) of the Company's defined benefit and supplemental retirement plans includes the following components:

                                                                                              Fiscal Year Ended
                                                                            -----------------------------------------------------
                                                                            January 31,          January 25,          January 27,
                                                                                   1998                 1997                 1996
=================================================================================================================================
                                                                             (53 weeks)
Service cost                                                                   $  8,372             $  4,699             $  3,920
Interest cost on projected benefit obligation                                     8,398                7,266                6,915
Actual return on assets                                                         (22,278)             (16,981)             (15,215)
Net amortization and deferrals                                                   15,459               10,879                9,384
---------------------------------------------------------------------------------------------------------------------------------
Net periodic pension cost                                                      $  9,951             $  5,863             $  5,004
==================================================================================================================================


Net pension cost includes $0.4 million and $0.5 million allocated to discontinued operations in fiscal years 1997 and 1996, respectively. The increase in pension cost for fiscal 1998 is primarily due to the inclusion of Marshalls associates.

     The following table sets forth the funded status of the Company's pension, defined benefit and supplemental retirement plans (including discontinued operations) and the amounts recognized in the Company's statements of financial position:

                                                                                                 January 31,          January 25,
In Thousands                                                                                            1998                 1997
=================================================================================================================================
Accumulated benefit obligation, including vested benefits
    of $111,116 and $89,533 in fiscal 1998 and 1997, respectively                                  $ 115,250            $  93,383
---------------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation                                                                       $ 127,148            $ 100,465
Plan assets at fair market value                                                                     110,234               89,704
---------------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation in excess of plan assets                                                 16,914               10,761
Unrecognized net gain from past experience, different
    from that assumed and effects of changes in assumptions                                            5,243                5,929
Prior service cost not yet recognized in net periodic pension cost                                      (861)                (950)
Unrecognized prior service cost                                                                         (596)                (670)
---------------------------------------------------------------------------------------------------------------------------------
Accrued pension cost included in accrued expenses                                                  $  20,700            $  15,070
=================================================================================================================================

The projected benefit obligation in excess of plan assets as of January 31, 1998, is due to the Company's unfunded supplemental retirement plan.

     The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.0% and 7.5% for fiscal years 1998 and 1997, respectively. The rate of increase on future compensation levels was 4.0% in each of the fiscal years 1998 and 1997, and the expected long-term rate of return on assets was 9.0% in each of the fiscal years 1998 and 1997. The Company's funding policy is to contribute annually an amount allowable for federal income tax purposes. Pension plan assets consist primarily of fixed income and equity securities.

     The Company's postretirement benefit plan is unfunded and provides limited postretirement medical and life insurance benefits to associates who participate in the Company's retirement plan and who retire at age fifty-five or older with ten or more years of service.

     Net periodic postretirement benefit cost of the Company's plan includes the following components:

                                                                                              Fiscal Year Ended
                                                                            -----------------------------------------------------
                                                                            January 31,          January 25,          January 27,
                                                                                   1998                 1997                 1996
=================================================================================================================================
                                                                             (53 weeks)
Service cost                                                                     $1,366               $  671               $  757
Interest cost on accumulated benefit obligation                                   1,649                1,081                1,046
Net amortization                                                                    749                   55                    -
---------------------------------------------------------------------------------------------------------------------------------
Net periodic postretirement benefit cost                                         $3,764               $1,807               $1,803
=================================================================================================================================

Net periodic postretirement benefit costs include $0.1 million in fiscal year 1997 and $0.3 million in fiscal year 1996 allocated to discontinued operations. The increase in cost for fiscal 1998 is primarily due to the inclusion of Marshalls associates.

     The components of the accumulated postretirement benefit obligation (including discontinued operations) and the amount recognized in the Company's statements of financial position are as follows:

                                                                                                January 31,           January 25,
In Thousands                                                                                           1998                  1997
=================================================================================================================================
Accumulated postretirement obligation:
    Retired associates                                                                              $ 8,882               $ 7,147
    Fully eligible active associates                                                                  4,459                 4,653
    Other active associates                                                                           7,832                 3,501
---------------------------------------------------------------------------------------------------------------------------------
Accumulated postretirement obligation                                                                21,173                15,301
Unrecognized net (loss) due to change in assumptions                                                 (4,341)               (1,375)
---------------------------------------------------------------------------------------------------------------------------------
Accrued postretirement benefits included in accrued expenses                                        $16,832               $13,926
=================================================================================================================================

Assumptions used in determining the actuarial present value of the accumulated postretirement obligation include a discount rate of 7.0% and 7.5% in fiscal years 1998 and 1997, respectively. Due to the nature of the plan, which limits the annual benefit to $3,000, the medical inflation assumption, initially set at 4.5% in fiscal 1998 and 5% in fiscal 1997, is gradually reduced to zero. An increase of 1% in the medical inflation assumption would increase the postretirement benefit obligation as of January 31, 1998 by approximately $1.7 million. Effective January 1, 1997, Marshalls associates were eligible for the Company's postretirement medical plan.

     The Company also sponsors an employee savings plan under Section 401(k) of the Internal Revenue Code for all eligible U.S. employees, including Marshalls associates effective January 1, 1997. Employees may contribute up to 15% of eligible pay. The Company matches employee contributions up to 5% of eligible pay at rates ranging from 25% to 50% based upon Company performance. The Company contributed for all 401(k) plans $5.7 million in fiscal 1998, $6.4 million in fiscal 1997 and $2.2 million in fiscal 1996. Prior to January 1, 1997, Marshalls associates participated in a separate Section 401(k) savings plan consistent with the plan Marshalls associates participated in prior to acquisition.

               I. Accrued Expenses and Other Current Liabilities

The major components of accrued expenses and other current liabilities are as follows:

                                                                                                January 31,           January 25,
In Thousands                                                                                           1998                  1997
=================================================================================================================================
Employee compensation and benefits                                                                 $142,945              $113,855
Reserve for discontinued operations                                                                  17,843                23,650
Store closing and restructuring reserve, continuing operations                                       57,966                95,867
Insurance                                                                                            58,070                67,403
Rent, utilities, advertising and other                                                              334,682               320,436
---------------------------------------------------------------------------------------------------------------------------------
Accrued expenses and other current liabilities                                                     $611,506              $621,211
=================================================================================================================================

The Company's reserve for discontinued operations relates to obligations the Company retained or incurred in connection with the sale of its former Zayre, Hit or Miss and Chadwick's operations. During fiscal 1997, the reserve decreased by $1.6 million. The Company added $10.7 million to the reserve, relating to anticipated costs associated with the sale of Chadwick's, which was offset by reductions to the reserve of $12.3 million, primarily relating to lease obligations. During fiscal 1998, the reduction to the reserve of $5.8 million is primarily for settlement costs associated with Chadwick's and for lease related costs associated with the former Zayre and Hit or Miss properties. The combined remaining reserve balance of $17.8 million as of January 31, 1998 is expected to be used for lease related obligations, primarily for former Zayre stores, which is expected to be paid out over the next ten to fifteen years, as leases are settled or terminated.

     The reserve for store closings and restructurings is primarily for costs associated with the disposition and settlement of leases for the T.J. Maxx and Marshalls closings anticipated as a result of the Marshalls acquisition. The initial reserves established in fiscal 1996 were estimated at $244.1 million for a Marshalls store closing and restructuring plan and $35 million for the closing of certain T.J. Maxx stores.

     The Marshalls reserve included $44.1 million for inventory markdowns. The primary reduction to the reserve in fiscal 1996 was for inventory markdowns. During fiscal 1997 and 1998, the Marshalls reserve was reduced by $85.9 million and $15.8 million, respectively, to reflect a reduction in the number of store closings and a lower cost to settle and dispose of lease obligations. These reserve reductions resulted in adjustments to the allocation of the Marshalls purchase price as discussed in Note A to the consolidated financial statements. The adjusted reserve balance included $70.8 million for lease related obligations for planned store and other facility closings, $9.6 million for property write-offs, $44.1 million for inventory markdowns and $17.9 million for severance, professional fees and all other costs associated with the restructuring plan. The only non-cash charge portion of the reserve was for property write-offs.

     The Company also established a reserve for the closing of certain T.J. Maxx stores. The Company recorded an initial charge to income from continuing operations of $35 million in fiscal 1996 and a credit to income from continuing operations of $8 million in fiscal 1997 to reflect a lower than anticipated cost of the T.J. Maxx closings. The adjusted reserve balance includes $15.6 million for lease related obligations of the closed stores, non-cash charges of $9.8 million for property write-offs and $2.3 million for severance, professional fees and all other costs associated with the closings.

     The following is a summary of the activity in the store closing and restructuring reserve for the last two fiscal years:

                                                                                                           Fiscal Year Ended
                                                                                                     ------------------------------
                                                                                                     January 31,        January 25,
In Thousands                                                                                                1998               1997
===================================================================================================================================
Balance, beginning of the year                                                                         $  95,867          $ 251,566
Reserve adjustments:
    Adjust Marshalls restructuring reserve                                                               (15,843)           (85,900)
    Adjust T.J. Maxx store closing reserve                                                                   700             (8,000)
Charges against the reserve:
    Lease related obligations                                                                            (13,593)           (21,277)
    Inventory markdowns                                                                                        -            (15,886)
    Severance and all other cash charges                                                                  (1,876)           (13,901)
    Net activity relating to HomeGoods closings                                                           (1,887)               329
    Non-cash property write-offs                                                                          (5,402)           (11,064)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                                                   $  57,966          $  95,867
===================================================================================================================================

All the Marshalls and T.J. Maxx properties for which reserves were provided have been closed. The remaining reserve balance as of January 31, 1998 of $58 million is almost entirely for the estimated cost of future obligations of the closed store and other facility leases. It includes estimates and assumptions as to how the leases will be disposed of and could change; however, the Company believes it has adequate reserves to deal with these obligations. The use of the reserve will reduce operating cash flows in varying amounts over the next ten to fifteen years as the related leases expire or are settled.

                     J. Supplemental Cash Flows Information

The Company classifies the cash flows associated with the operating results of its discontinued operations through the date of sale, as "net cash provided by (used in) discontinued operations." The following is a reconciliation of the "income from discontinued operations, net of income taxes" to the "net cash provided by (used in) discontinued operations."

                                                                                                 Fiscal Year Ended
                                                                                  -------------------------------------------------
                                                                                  January 31,        January 25,        January 27,
                                                                                         1998               1997               1996
===================================================================================================================================
                                                                                   (53 weeks)
Income from discontinued operations, net of income taxes                             $      -           $ 29,361           $  9,710
-----------------------------------------------------------------------------------------------------------------------------------
(Increase) decrease in net assets of discontinued
    operations during the period:
      Net assets of discontinued operations -
          beginning of period                                                          54,451            128,586             93,397
    Less:
      Net assets of discontinued operations - sold during period                            -             54,083             44,789
      Net assets of discontinued operations - end of period                                 -             54,451            128,586
-----------------------------------------------------------------------------------------------------------------------------------
(Increase) decrease in net assets of discontinued operations                           54,451             20,052            (79,978)
-----------------------------------------------------------------------------------------------------------------------------------
    Net cash provided by (used in) discontinued operations                           $ 54,451           $ 49,413           $(70,268)
===================================================================================================================================

The Company is also responsible for certain leases related to, and other obligations arising from, the sale of these operations, for which reserves have been provided in its reserve for discontinued operations, and is included in accrued expenses. The cash flow impact of these obligations is reflected as a component of cash provided by operating activities in the statements of cash flows.

     The Company's cash payments for interest expense and income taxes, including discontinued operations, and its non-cash investing and financing activities are as follows:

                                                                                             Fiscal Year Ended
                                                                             -------------------------------------------------
                                                                             January 31,        January 25,        January 27,
In Thousands                                                                        1998               1997               1996
==============================================================================================================================
                                                                              (53 weeks)

Cash paid for:
    Interest                                                                    $ 26,359           $ 44,288           $ 41,924
    Income taxes                                                                 199,025            159,245             17,275
Non-cash investing and financing activities:
    Conversion of cumulative convertible preferred
      stock into common stock
          Series A                                                              $      -           $ 25,000           $      -
          Series C                                                                     -             82,500                  -
          Series D                                                                     -             25,000                  -
          Series E                                                                77,020                  -                  -
    Distribution of two-for-one stock split                                       79,823                  -                  -
    Note receivable from sale of Chadwick's of Boston                                  -             20,000                  -
    Issuance of preferred stock for acquisition of Marshalls                           -                  -            175,000
    Note receivable from sale of Hit or Miss                                           -                  -             10,000

         K. Discontinued Operations and Related Contingent Liabilities

In October 1988, the Company completed the sale of its former Zayre Stores division to Ames Department Stores, Inc. ("Ames"). In April 1990, Ames filed for protection under Chapter 11 of the Federal Bankruptcy Code and in December 1992, Ames emerged from bankruptcy under a plan of reorganization.

     The Company remains contingently liable for the leases of most of the former Zayre stores still operated by Ames. In addition, the Company is contingently liable on a number of leases of the Hit or Miss division, the Company's former off-price women's specialty stores, sold on September 30, 1995. The Company believes that the Company's contingent liability on these leases will not have a material effect on the Company's financial condition.

     The Company is also contingently liable on certain leases of its former warehouse club operations (BJ's Wholesale Club and HomeBase), which was spun off by the Company in fiscal 1990 as Waban Inc. During fiscal 1998, Waban Inc. was renamed HomeBase, Inc. and spun-off from its BJ's Wholesale Club division (BJ's Wholesale Club, Inc.). HomeBase, Inc., and BJ's Wholesale Club, Inc. are primarily liable on their respective leases and have indemnified the Company for any amounts the Company may have to pay with respect to such leases. In addition HomeBase, Inc., BJ's Wholesale Club, Inc. and the Company have entered into agreements under which BJ's Wholesale Club, Inc. has substantial indemnification responsibility with respect to such HomeBase, Inc. leases. The Company is also contingently liable on certain leases of BJ's Wholesale Club, Inc. for which both BJ's Wholesale Club, Inc. and HomeBase, Inc. remain liable. The Company believes that its contingent liability on the HomeBase, Inc. and BJ's Wholesale Club, Inc. leases will not have a material effect on the Company's financial condition.

                             L. Segment Information

For data on business segments for fiscal 1998, 1997 and 1996, see page 20.

                             The TJX Companies, Inc.
                       REPORT OF INDEPENDENT ACCOUNTANTS

                                    COOPERS & LYBRAND L.L.P.
COOPERS
&LYBRAND
                                    a professional services firm

To the Board of Directors of The TJX Companies, Inc.:

We have audited the accompanying consolidated balance sheets of The TJX Companies, Inc. and subsidiaries as of January 31, 1998 and January 25, 1997 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three fiscal years in the period ended January 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The TJX Companies, Inc. and subsidiaries as of January 31, 1998 and January 25, 1997 and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended January 31, 1998 in conformity with generally accepted accounting principles.

Boston, Massachusetts                        /s/ Coopers & Lybrand L.L.P.
March 3, 1998

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

/s/ Bernard Cammarata                        /s/ Donald G. Campbell

Bernard Cammarata                            Donald G. Campbell
President and Chief Executive Officer        Executive Vice President - Finance
                                             and Chief Financial Officer

March 3, 1998

                            The TJX Companies, Inc.
                SELECTED FINANCIAL DATA (CONTINUING OPERATIONS)

The following selected financial data includes the results of Marshalls for the periods following its acquisition on November 17, 1995. All prior year data has been restated to reflect Chadwick's and Hit or Miss as discontinued operations.

                                                                             Fiscal Year Ended January
                                                 ---------------------------------------------------------------------------------
Dollars in Thousands Except Per Share Amounts          1998             1997            1996             1995                 1994
==================================================================================================================================
                                                 (53 weeks)
Income statement and
per share data:
    Net sales                                    $7,389,069       $6,689,410      $3,975,115       $3,055,573           $2,832,070
    Income from continuing
      operations before
      extraordinary item and
      cumulative effect of
      accounting changes                            306,592          213,826          51,589 (1)       84,480              111,266
    Weighted average shares
      for diluted earnings per
      share computations                        174,806,092      175,325,050     145,390,950      146,918,900          148,260,956
    Diluted earnings per share
      from continuing operations
      before extraordinary item                  $     1.75       $     1.22      $      .29 (1)   $      .53           $      .70
    Dividends per share                                 .20              .14             .245             .28                  .25

Balance sheet data:
    Working capital                              $  464,974       $  425,595      $   332,864      $  240,646           $  237,358
    Total assets                                  2,609,632        2,506,761        2,545,825       1,373,964            1,171,412
    Capital expenditures                            192,382          119,153          105,864         109,436              102,279
    Long-term debt                                  221,024          244,410          690,713         194,478              205,408
    Shareholders' equity                          1,164,092        1,127,186          764,634         606,952              590,900

Stores in operation at year-end:
      T.J. Maxx                                         580              578              587             551                  512
      Marshalls                                         461              454              496               -                    -
      Winners                                            76               65               52              37                   27
      HomeGoods                                          23               21               22              15                   10
      T.K. Maxx                                          31               18                9               5                    -

(1) Includes an after-tax charge of $21.0 million, or $.14 per share, for the estimated cost of closing certain T.J. Maxx stores in connection with the acquisition of Marshalls.

                          Price Range of Common Stock

The following per share data reflects the two-for-one stock split distributed in June 1997.

     The common stock of the Company is listed on the New York Stock Exchange (Symbol: TJX). The quarterly high and low trading stock prices for fiscal 1998 and fiscal 1997 are as follows:

                                                           Fiscal 1998                        Fiscal 1997
                                                     ----------------------              ----------------------
Quarter                                              High               Low              High               Low
===============================================================================================================
First                                                 $24 1/16          $19 1/8           $15 3/8           $ 9 1/4
Second                                                 29 15/16          22 1/2            18 5/16           13 3/16
Third                                                  32 7/8            26 1/4            21 11/16          14 5/8
Fourth                                                 38 9/16           26                24 1/8            19 5/16

The approximate number of common shareholders at January 31, 1998 was 43,800.

       The Company declared four quarterly dividends of $.05 per share for fiscal 1998 and $.035 per share for fiscal 1997.

                             The TJX Companies, Inc.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

During fiscal 1998, the Company declared a two-for-one stock split effected in the form of a 100% stock dividend, and, beginning with the fourth quarter of fiscal 1998, began to report earnings per share pursuant to Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings per Share." SFAS No. 128 requires the presentation of "basic" and "diluted" earnings per share. All earnings per share amounts have been restated to reflect the two-for-one stock split and the impact of SFAS No. 128. All earnings per share amounts discussed refer to diluted earnings per share unless otherwise indicated.

        Effective December 7, 1996, the Company sold its Chadwick's of Boston mail order operation. The gain on this transaction was accounted for as discontinued operations in the Company's fourth quarter reporting period ending January 25, 1997. The operating results for Chadwick's for all periods prior to the sale have been presented as discontinued operations for comparative purposes. Discontinued operations for the fiscal year ended January 27, 1996 and prior periods also includes the results of the Hit or Miss division prior to its sale, which was sold by the Company effective September 30, 1995, along with the loss incurred on the sale.

        On November 17, 1995, the Company acquired the Marshalls off-price family apparel chain from Melville Corporation. Under the purchase method of accounting, the assets and liabilities and results of operations associated with the acquired business have been included in the Company's financial position and results of operations since the date acquired. Accordingly, the results of operations for fiscal 1998 and 1997 are not directly comparable to the financial position and the results of the operations of the Company for fiscal 1996. The following discussion should be read in conjunction with the consolidated financial statements and notes thereto contained elsewhere in this report.

                             Results of Operations

Continuing Operations: Income from continuing operations before extraordinary item ("income from continuing operations") was $306.6 million in fiscal 1998 versus $213.8 million and $51.6 million in fiscal 1997 and 1996, respectively. Income from continuing operations per share was $1.75 in fiscal 1998, versus $1.22 in fiscal 1997, and $.29 in fiscal 1996. The results for fiscal 1996 include a $35 million pre-tax ($21.0 million after-tax) charge for closing certain T.J. Maxx stores in connection with the acquisition of Marshalls. Excluding the $35 million pre-tax charge, income from continuing operations for fiscal 1996 would have been $72.6 million, or $.44 per share.

        Net sales for fiscal 1998 increased 10.5% to $7.39 billion from $6.69 billion in 1997. Net sales for fiscal 1997 increased 68.3% from $3.98 billion in fiscal 1996. These consolidated sales results include Marshalls for periods subsequent to its acquisition on November 17, 1995. Fiscal 1998 included 53 weeks while fiscal 1997 and 1996 each included 52 weeks. Consolidated same store sales, on a 52-week basis, increased 6% in fiscal 1998 and increased 7% in fiscal 1997. Percentage increases in same store sales, on a divisional basis, are as follows:

                                                          Fiscal Year Ended
                                                       ------------------------
                                                       January 31,  January 25,
                                                              1998         1997
===============================================================================
T.J. Maxx                                                      +5%          +5%
Marshalls                                                      +7%         +10%
Winners                                                       +14%         +13%
HomeGoods                                                     +13%          +2%
T.K. Maxx                                                     +15%         +30%

Consolidated sales results for fiscal 1998 and 1997 primarily reflect the many benefits associated with the Marshalls acquisition, along with some improvement in apparel sales industry-wide. Following the acquisition of Marshalls, the Company replaced Marshalls frequent promotional activity with an everyday low price strategy and also implemented a more timely markdown policy. These changes conformed the Marshalls operation to that of the T.J. Maxx stores and were significant factors in the Marshalls same store sales performance for fiscal 1997. In addition, the enhanced buying power of the combined entities has allowed the Company to offer better values to consumers at both chains in fiscal 1998 and 1997 as compared to fiscal 1996.

        Cost of sales, including buying and occupancy costs, as a percentage of net sales was 76.8%, 77.7% and 79.1% in fiscal 1998, 1997 and 1996, respectively. The improvement in this ratio in fiscal 1998 and 1997, as compared to fiscal 1996, is largely due to improved inventory management and the benefits associated with the acquisition of Marshalls, as well as a reduction in occupancy and depreciation costs as a percentage of net sales due to the strong sales performance. Fiscal 1998 depreciation costs were also reduced as a result of the revised purchase price allocation for the acquisition of Marshalls. See Note A to the Consolidated Financial Statements.

        Selling, general and administrative expenses as a percentage of net sales were 16.0% in fiscal 1998, 16.3% in fiscal 1997 and 16.9% in fiscal 1996. The improvement in this ratio in both fiscal 1998 and 1997 reflects the stronger sales performance as well as expense savings provided by the consolidation of the Marshalls and T.J. Maxx operations. During fiscal 1998, selling, general and administrative expenses included a pre-tax gain of $6 million from the sale of Brylane common stock and included a charge of $15.2 million for costs associated with a deferred compensation arrangement with the Company's Chief Executive Officer.

        The Company recorded an estimated pre-tax charge of $35 million in fiscal 1996 for the closing of certain T.J. Maxx stores in connection with the acquisition of Marshalls, which consists primarily of estimated costs associated with subletting stores or otherwise disposing of store leases and non-cash costs associated with asset write-offs of the closed stores. During fiscal 1997, the reserve requirement was reduced by $8 million as the actual cost of closing stores was less than anticipated. This savings, however, was more than offset by a $12.2 million impairment charge on certain T.J. Maxx distribution center assets relating to a restructuring and realignment plan of the T.J. Maxx and Marshalls distribution facilities. The net impact of these items is reflected in selling, general and administrative expenses.

        Interest expense, net of interest income, was $4.5 million, $37.4 million and $38.2 million in fiscal 1998, 1997 and 1996, respectively. The Company has maintained a strong cash position throughout fiscal 1998 and 1997 as a result of cash generated from operations and funds obtained from the sale of Chadwick's. During fiscal 1997, this allowed the Company to prepay approximately $450 million of long-term debt including the outstanding balance of the loan incurred to acquire Marshalls. The impact of this positive cash flow position throughout fiscal 1998 resulted in virtually no short-term borrowings during fiscal 1998 despite the Company's purchase of $245.2 million of its common stock. Interest income for fiscal 1998 was $21.6 million versus $14.7 million and $2.8 million in fiscal 1997 and 1996, respectively.

        The Company's effective income tax rate was 41% in fiscal 1998 and 42% in both fiscal 1997 and 1996. The reduction in the fiscal 1998 effective income tax rate is primarily due to the impact of foreign operations. The difference in the U.S. federal statutory tax rate and the Company's worldwide effective income tax rate in each fiscal year is primarily attributable to the effective state income tax rate.

Discontinued Operations and Net Income: Net income for fiscal 1997 includes a gain on the sale of the Chadwick's discontinued operation, net of income taxes, of $125.6 million. Net income for fiscal 1996 includes a loss on the disposal of the Hit or Miss discontinued operation, net of income taxes, of $31.7 million. The operating results of both of these divisions prior to their respective sale measurement dates have been reclassified as net income from discontinued operations, net of income taxes, which amounted to income of $29.4 million in fiscal 1997 and $9.7 million in fiscal 1996. In addition, in each of the fiscal years 1998, 1997 and 1996, the Company retired certain long-term debt instruments prior to scheduled maturities, resulting in extraordinary losses, net of income taxes, of $1.8 million, $5.6 million and $3.3 million, respectively.

        Net income, after reflecting the above items, was $304.8 million, or $1.74 per share, in fiscal 1998, $363.1 million, or $2.07 per share, in fiscal 1997 and $26.3 million, or $.12 per share, in fiscal 1996.

                         Capital Sources and Liquidity

Operating Activities: Net cash provided by operating activities was $385.5 million, $664.5 million and $254.6 million in fiscal 1998, 1997 and 1996, respectively. The decrease in cash provided by operating activities in fiscal 1998 is primarily the result of an increase in merchandise inventories versus a decrease in fiscal 1997. The increase in cash provided by operating activities in fiscal 1997 versus that of fiscal 1996 reflects the increased earnings attributable to the Marshalls acquisition, as well as the Company's movement to a leaner inventory position as compared to fiscal 1996 year-end levels. Inventories as a percentage of net sales were 16.1% in fiscal 1998, 15.8% in fiscal 1997 and 31.6% in fiscal 1996. The fiscal 1996 percentage is not comparable since Marshalls' net sales are included only from November 18, 1995. Using unaudited pro forma net sales for fiscal 1996 (see Note A to the consolidated financial statements), which assumes Marshalls was acquired at the beginning of the fiscal year, inventories as a percentage of net sales in fiscal 1996 would be 20.7%. The strong sales volume, coupled with tight inventory control, resulted in faster inventory turns, all of which were favorable to cash flows and the inventory ratios for fiscal 1998 and

1997. Working capital was $465.0 million in fiscal 1998, $425.6 million in fiscal 1997 and $332.9 million in fiscal 1996. The increase in both years reflects the acquisition of Marshalls and the benefits of strong operating cash flows.

        The cash flows from operating activities for fiscal 1998 and 1997 have been reduced by $23.2 million and $63.0 million, respectively for cash expenditures associated with the Company's store closing and restructuring reserves, which relate primarily to the Marshalls acquisition, and for obligations relating to the Company's discontinued operations.

        The initial reserve established in the acquisition of Marshalls for the fiscal year ended January 26, 1996 was estimated at $244.1 million and was accounted for in the allocation of purchase price under the purchase accounting method. The initial reserve included $44.1 million for inventory markdowns and $200 million for a store closing and restructuring program. The plan included the closing of 170 Marshalls stores during fiscal 1997 and fiscal 1998. The Company reduced the total reserve by $85.9 million in fiscal 1997 and by an additional $15.8 million in fiscal 1998, primarily due to fewer store closings and a reduction in the estimated cost of settling the related lease obligations. These reserve reductions were accounted for as adjustments to the purchase price allocation of Marshalls and resulted in a corresponding reduction in the value assigned to the long-term assets acquired. The adjusted final reserve balance includes $70.8 million for lease related obligations for 70 store and other facility closings, $9.6 million for property write-offs, $44.1 million for inventory markdowns and $17.9 million for severance, professional fees and all other costs associated with the restructuring plan. Property write-offs were the only non-cash charge to t he reserve.

        In connection with the Marshalls acquisition, the Company also established a reserve for the closing of certain T.J. Maxx stores. The Company recorded an initial pre-tax charge to income from continuing operations of $35 million in fiscal 1996 and a pre-tax credit to income from continuing operations of $8 million in fiscal 1997 to reflect a lower than anticipated cost of the T.J. Maxx closings. An additional charge to continuing operations of $700,000 was recorded in fiscal 1998. The adjusted reserve balance includes $15.6 million for lease related obligations of 32 store closings, non-cash charges of $9.8 million for property write-offs and $2.3 million for severance, professional fees and all other costs associated with the closings.

        As of January 31, 1998, all of the Marshalls and T.J. Maxx properties reserved for have been closed. The reserve also includes some activity relating to several HomeGoods store closings, the impact of which is immaterial. Actual spending and charges against the reserve are summarized below:


                                                     Fiscal Year Ended
                                             ---------------------------------
                                             January      January      January
                                                1998         1997         1996
==============================================================================
Cash charges:
    Lease related obligations                $13,593      $21,277      $   307
    Inventory markdowns                           -        15,886       28,209
    Severance and other costs                  3,763       13,572          650
------------------------------------------------------------------------------
      Subtotal cash charges                   17,356       50,735       29,166
Non-cash charges:
    Property write-offs                        5,402       11,064            -
------------------------------------------------------------------------------
      Total reserve spending                 $22,758      $61,799      $29,166
==============================================================================

The remaining reserve balance as of January 31, 1998 of $58 million is virtually all for the estimated cost of future lease obligations of the closed stores and other facilities. It includes estimates and assumptions as to how the leases will be disposed of, which could change, but the Company believes it has adequate reserves to deal with these obligations. The spending of the reserve will reduce operating cash flows in varying amounts over the next ten to fifteen years as the leases expire or are settled. The remaining reserve balance will not have a material impact on future cash flows or the Company's financial condition.

        The Company also has a reserve for future obligations relating to its discontinued operations. Reductions to the reserve in fiscal 1998 of $5.8 million are primarily for settlement costs associated with Chadwick's and for lease related costs associated with the former Zayre stores and Hit or Miss properties. During fiscal 1997, the Company added $10.7 million to the reserve relating to anticipated costs associated with the sale of Chadwick's. Reductions to the reserve in fiscal 1997 of $12.3 million primarily relate to lease obligations. The remaining reserve balance of $17.8 million as of January 31, 1998 is for lease related obligations, primarily for the former Zayre stores, which is expected to reduce operating cash flows in varying amounts over the next ten to fifteen years, as leases are settled or terminated. The remaining reserve balance will not have a material impact on future cash flows or the Company's financial condition. The Company is also contingently liable on certain leases of its discontinued operations. See Note K to the consolidated financial statements for further information.

        The Company has developed plans to address issues related to the impact on its computer systems of the year 2000. Financial and operational systems have been assessed and plans have been developed to address systems modification requirements. The Company expects to spend the aggregate of approximately $10 million on conversion costs, primarily in fiscal years 1998 and 1999. There can be no guarantee that a failure to resolve a year 2000 issue by the Company or a third party whose systems may interface with the Company, would not have a material effect on the Company.

Investing Activities: The Company's cash flows for investing activities include capital expenditures for the last two years as set forth in the table below:

                                                             Fiscal Year Ended
                                                          ----------------------
                                                          January        January
In Millions                                                  1998           1997
================================================================================
New stores                                                 $ 53.1         $ 36.7
Store renovations and improvements                          103.3           56.1
Office and distribution centers                              36.0           26.4
--------------------------------------------------------------------------------
    Capital expenditures                                   $192.4         $119.2
================================================================================

The Company expects that capital expenditures will approximate $230 million for fiscal 1999. This includes $61 million for new stores, $108 million for store renovations and improvements and $61 million for the Company's office and distribution centers.

        Investing activities for fiscal 1998 include proceeds of $15.7 million for the sale of 352,908 shares of Brylane Inc., common stock obtained by converting approximately half of the Brylane note received as partial consideration for the sale of Chadwick's. Fiscal 1998 also includes a payment by the Company of $33.2 million as a final settlement of the sale proceeds from the sale of Chadwick's as described below.

        Fiscal 1997 investing activities include the estimated cash sale proceeds from the sale of the Chadwick's division to Brylane, Inc., which totaled $222.8 million. The purchase price was subject to a final adjustment based on the net assets of Chadwick's as of the sale date resulting in a payment to Brylane of $33.2 million during fiscal 1998. As part of the sale of Chadwick's, the Company retained the consumer credit card receivables of the division as of the closing date, which totaled approximately $125 million, with $54.5 million still outstanding as of January 25, 1997. The balance of the receivables was collected in the first quarter of fiscal 1998 and is classified as cash provided by discontinued operations. The Company also received a $20 million convertible note due in ten years with annual interest currently at 6%. The outstanding balance of the note as of January 31, 1998 is $10.3 million, as a portion was converted into common stock during fiscal 1998. Investing activities for fiscal 1997 also include a purchase price adjustment for the acquisition of Marshalls of $49.3 million. Marshalls was acquired by the Company in November 1995 for a total cost of $606 million. See Note A to the consolidated financial statements for more information regarding the Marshalls acquisition.

Financing Activities: The strong cash flows from operations as well as proceeds generated from the sale of the Chadwick's division provided adequate capital which exceeded the Company's needs in fiscal 1998 and fiscal 1997, and no additional borrowings were required. Financing activities for fiscal 1998 include principal payments on long-term debt of $27.2 million, including $8.5 million to fully retire the Company's 9 1/2% sinking fund debentures. As a result of its strong cash position, the Company prepaid certain long-term debt in addition to regularly scheduled maturities during fiscal 1997. On September 16, 1996, pursuant to a call for redemption, the Company prepaid $88.8 million of its 9 1/2% sinking fund debentures. In addition, during the fourth quarter of fiscal 1997, the Company retired the entire outstanding balance of the $375 million term loan incurred to acquire Marshalls (see discussion below). The Company recorded after-tax extraordinary charges totaling $5.6 million, or $.03 per share, due to the early retirement of these obligations. During fiscal 1997, the Company paid a total of $455.6 million for the prepayment of certain long-term debt and a total of $46.5 million for regularly scheduled maturities of long-term debt.

        During fiscal 1996, the Company's cash flows from financing activities includes the proceeds of $574.9 million from additional long-term borrowings. In June 1995, the Company issued $200 million of long-term notes under a shelf registration statement. The proceeds were used, in part, to repay short-term borrowings and for general corporate purposes. The Company currently has a shelf registration statement which provides for the issuance of up to $600 million of debt or equity. In connection with the purchase of Marshalls, the Company entered into an $875 million bank credit agreement under which the Company borrowed $375 million on a long-term basis to fund the cash portion of the Marshalls purchase price. The agreement also included a $500 million revolving loan capability which was terminated prior to its maturity, resulting in an after-tax extraordinary charge of $1.8 million, or $.01 per share, in fiscal 1998. The Company entered into a new revolving credit agreement in September 1997 as discussed below.

        In June 1997, the Company announced a $250 million stock buyback program. During fiscal 1998, the Company repurchased 8.5 million shares of common stock for a cost of $245.2 million. The program was completed in February 1998 at which time the Company announced a second $250 million stock repurchase program.

        The Company declared quarterly dividends on its common stock of $.05 per share in fiscal 1998 and $.035 per share in fiscal 1997. Annual dividends on common stock totaled $31.8 million in fiscal 1998 and $21.3 million in fiscal 1997. The Company also paid dividends on all of its outstanding preferred stock, which totaled $11.7 million in fiscal 1998, $13.7 million in fiscal 1997 and $9.4 million in fiscal 1996. During fiscal 1998, 770,200 shares of the Series E preferred stock were converted into 8.3 million shares of common stock and 2,500 shares were repurchased. Inducement fees of $3.8 million were paid on the Series E conversions, which are classified as preferred dividends for fiscal 1998. The 727,300 outstanding shares of the Series E preferred stock as of January 31, 1998 will automatically convert into common stock on November 17, 1998. During fiscal 1997, both the Series A cumulative convertible preferred stock and the Series C cumulative convertible preferred stock were converted into an aggregate of 4.4 million shares of common stock pursuant to separate calls for redemption. Preferred dividends were paid through the respective conversion dates. The Series D preferred stock automatically converted on November 17, 1996 into 1.3 million shares of common stock. Financing activities for fiscal 1998 and 1997 also includes proceeds of $15.5 million and $34.4 million, respectively, from the exercise of employee stock options. The proceeds include $6.1 million and $10.2 million for related tax benefits in fiscal 1998 and fiscal 1997, respectively.

        The Company has traditionally funded its seasonal merchandise requirements through short-term bank borrowings and the issuance of short-term commercial paper. The Company has the ability to borrow up to $500 million under a revolving credit facility it entered into in September 1997. This agreement replaced the agreement entered into at the time of the Marshalls acquisition and contains certain financial covenants which include a minimum net worth requirement and certain leverage and fixed charge coverage ratios. The Company recorded an extraordinary charge of $1.8 million, or $.01 per share, on the write-off of deferred financing costs associated with the former agreement. As of January 31, 1998, the entire $500 million was available for use. The Company's strong cash position throughout fiscal 1998 and 1997 required minimal short-term borrowings. There were no U.S. short-term borrowings outstanding during fiscal 1998. The maximum amount of U.S. short-term borrowings outstanding during fiscal 1997 and 1996 was $3 million and $200 million, respectively. The Company also has C$30 million of committed lines for its Canadian operations, all of which were available for use as of January 31, 1998. The maximum amount outstanding under its Canadian credit line during fiscal 1998 and 1997 was C$12.1 million and C$6 million, respectively. Management believes that its current credit facilities and availability under its shelf registration statement are more than adequate to meet its needs. See Notes B and F to the consolidated financial statements for further information regarding the Company's long-term debt, capital stock transactions and available financing sources.

        The Company is exposed to foreign currency exchange rate risk on its investment in its Canadian (Winners) and European (T.K. Maxx) operations. As more fully described in Note C to the consolidated financial statements, the Company hedges a large portion of its net investment and certain merchandise commitments in these operations with derivative financial instruments. The Company utilizes currency forwards and swaps, designed to offset the gains or losses in the underlying exposures, most of which are recorded directly in shareholders' equity. The contracts are executed with creditworthy banks and are denominated in currencies of major industrial countries. The Company does not enter into derivatives for speculative trading purposes.

        The Company has performed a sensitivity analysis assuming a hypothetical 10% adverse movement in foreign exchange rates applied to the hedging contracts and the underlying exposures described above. As of January 31, 1998, the analysis indicated that such market movements would not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

                             The TJX Companies, Inc.
                 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Earnings per share amounts in the following table are presented in accordance with SFAS No. 128 and reflect the effect of the two-for-one stock split distributed in June 1997.

                                                           First         Second           Third          Fourth
In Thousands Except Per Share Amounts                    Quarter        Quarter         Quarter         Quarter
===============================================================================================================
Fiscal year ended January 31, 1998
(53 weeks)
    Net sales                                         $1,560,150     $1,698,372      $1,887,698      $2,242,849
    Gross earnings *                                     357,531        375,111         473,362         506,524
    Income from continuing operations
      before extraordinary item                           48,461         52,578         106,942          98,611
          Diluted earnings per share                         .27            .30             .62             .58
    Net income                                            48,461         52,578         105,165          98,611
          Diluted earnings per share                         .27            .30             .61             .58
Fiscal year ended January 25, 1997
    Net sales                                         $1,472,247     $1,548,259      $1,722,429      $1,946,475
    Gross earnings *                                     304,888        326,069         417,158         442,512
    Income from continuing operations
      before extraordinary item                           23,024         33,690          81,590          75,522
          Diluted earnings per share                         .13            .19             .46             .43
    Net income                                            30,086         36,054          87,510         209,473
          Diluted earnings per share                         .17            .21             .50            1.19

* Gross earnings equal net sales less cost of sales, including buying and occupancy costs.

Net income for the third quarter of fiscal 1998 includes an after-tax extraordinary charge of $1.8 million for the write-off of deferred financing costs associated with the early termination of a revolving credit facility.

        Net income for the fourth quarter of fiscal 1997 includes an after-tax gain on the sale of Chadwick's of $125.6 million, or $.72 per share. The operating results for Chadwick's for fiscal 1997 have been reflected as discontinued operations. Net income for fiscal 1997 includes after-tax extraordinary charges of $2.9 million and $2.7 million for the third and fourth quarters, respectively, for the early retirement of debt.

                          FORWARD-LOOKING INFORMATION

Certain statements contained in this Annual Report are forward-looking and involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially are the following: general economic conditions and consumer demand and consumer preferences and weather patterns in the U.S., Canada and Europe, particularly the United Kingdom; competitive factors, including continuing pressure from pricing and promotional activities of major competitors; impact of excess retail capacity and the availability of desirable store locations on suitable terms; the availability, selection and purchasing of attractive merchandise on favorable terms; import risks, including potential disruptions and duties, tariffs and quotas on imported merchandise, including economic and political problems in countries from which merchandise is imported; currency and exchange rate factors in the Company's foreign operations; risks in the development of new businesses and application of the Company's off-price strategies in foreign countries; acquisition and divestment activities; and other factors that may be described in the Company's filings with the Securities and Exchange Commission. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.



42