Form 10-K405, Exhibit 13
period 1999-01-30
TJX COMPANIES INC /DE/
filed 1999-04-29
CIK 109198

(L = British Pound Sterling)


                                                                    EXHIBIT 13


                           PORTIONS OF THE TJX COMPANIES, INC.
                                   1998 ANNUAL REPORT

STORE LOCATIONS


at 1/30/99                                                T.J. Maxx    Marshalls
----------                                                ---------    ---------

Alabama                                                      10            2
Arizona                                                       8            4
Arkansas                                                      5            -
California                                                   45           66
Colorado                                                      8            3
Connecticut                                                  23           19
Delaware                                                      3            2
District of Columbia                                          1            -
Florida                                                      42           41
Georgia                                                      23           20
Idaho                                                         1            -
Illinois                                                     33           34
Indiana                                                       9            4
Iowa                                                          4            1
Kansas                                                        4            3
Kentucky                                                      7            1
Louisiana                                                     4            5
Maine                                                         5            1
Maryland                                                      7           13
Massachusetts                                                43           38
Michigan                                                     29            7
Minnesota                                                    12           10
Mississippi                                                   3            -
Missouri                                                      6            7
Montana                                                       1            -
Nebraska                                                      2            1
Nevada                                                        4            3
New Hampshire                                                 9            6
New Jersey                                                   16           28
New Mexico                                                    1            -
New York                                                     41           38
North Carolina                                               18           12
North Dakota                                                  3            -
Ohio                                                         33            7
Oklahoma                                                      3            1
Oregon                                                        5            3
Pennsylvania                                                 29           16
Puerto Rico                                                   -           11
Rhode Island                                                  5            3
South Carolina                                               10            5
South Dakota                                                  1            -
Tennessee                                                    14            7
Texas                                                        24           29
Utah                                                          5            -
Vermont                                                       2            -
Virginia                                                     23           19
Washington                                                    8            4
West Virginia                                                 1            -
Wisconsin                                                    11            1
                                                            ---          ---
    Total Stores                                            604          475
                                                            ===          ===


Winners Apparel Ltd. operates 87 stores in Canada; HomeGoods operates 35 stores in the United States; T.K. Maxx operates 36 stores in the United Kingdom, 1 store in the Republic of Ireland, and 2 in the Netherlands; A.J. Wright operates 6 stores in the United States.

SHAREHOLDER INFORMATION

COMMON STOCK
TRANSFER AGENT AND REGISTRAR
EquiServe Limited Partnership
P.O. Box 8200
Boston, Massachusetts 02266-8200
1-800-426-5523

TRUSTEES
PUBLIC DEBENTURES
6 5/8% Promissory Notes
7% Promissory Notes
    The First National Bank of Chicago
    Chicago, Illinois

AUDITORS
PricewaterhouseCoopers LLP

INDEPENDENT COUNSEL
Ropes & Gray

FORM 10-K
Information concerning the Company's operations and financial position is provided in this report and in the Form 10-K filed with the Securities and Exchange Commission. A copy of the 10-K may be obtained without charge by writing or calling:

    The TJX Companies, Inc.
    Investor Relations
    770 Cochituate Road
    Framingham, Massachusetts 01701
    (508) 390-2323

INVESTOR RELATIONS
Analysts and investors seeking financial data about the Company are asked to visit our corporate Website at http://www.tjx.com or to contact:
    Sherry Lang, Investor and Public Relations Director
    (508) 390-2323

ANNUAL MEETING
The 1999 annual meeting will be held at 11:00 a.m. on Tuesday, June 8, 1999 at BankBoston, Lobby Auditorium, 1st Floor, 100 Federal Street, Boston, Massachusetts

EXECUTIVE OFFICES
Framingham, Massachusetts 01701

FOR THE STORE NEAREST YOU, CALL:
T.J. Maxx: 1-800-2-TJMAXX
Marshalls: 1-800-MARSHALLS
Winners: 1-800-646-WINN (in Canada)
HomeGoods: 1-800-614-HOME
T.K. Maxx: (01923) 475797 (in the U.K.)
A.J. Wright: 1-888-SHOPAJW

THE TJX COMPANIES, INC.

CONSOLIDATED STATEMENTS OF INCOME


                                                                                    Fiscal Year Ended
                                                                   ----------------------------------------------------
                                                                    January 30,        January 31,         January 25,
Dollars in Thousands Except Per Share Amounts                          1999               1998                 1997
---------------------------------------------                      ------------        ------------        ------------
                                                                                        (53 weeks)

Net sales                                                          $  7,949,101        $  7,389,069        $  6,689,410
                                                                   ------------        ------------        ------------
Cost of sales, including buying and occupancy costs                   5,957,415           5,676,541           5,198,783
Selling, general and administrative expenses                          1,285,988           1,185,755           1,087,137
Interest expense, net                                                     1,686               4,502              37,350
                                                                   ------------        ------------        ------------
Income from continuing operations before
    income taxes and extraordinary item                                 704,012             522,271             366,140
Provision for income taxes                                              270,810             215,679             152,314
                                                                   ------------        ------------        ------------
Income from continuing operations
    before extraordinary item                                           433,202             306,592             213,826

Discontinued operations:
    Income from discontinued operations, net of income taxes                 --                  --              29,361
    Gain (loss) on disposal of discontinued
      operations, net of income taxes                                    (9,048)                 --             125,556
                                                                   ------------        ------------        ------------
Income before extraordinary item                                        424,154             306,592             368,743
Extraordinary (charge), net of income taxes                                  --              (1,777)             (5,620)
                                                                   ------------        ------------        ------------
Net income                                                              424,154             304,815             363,123
Preferred stock dividends                                                 3,523              11,668              13,741
                                                                   ------------        ------------        ------------
Net income available to common shareholders                        $    420,631        $    293,147        $    349,382
                                                                   ============        ============        ============

Basic earnings per share:
    Income from continuing operations
      before extraordinary item                                    $       1.35        $       0.92        $        .66
    Net income                                                     $       1.32        $       0.91        $       1.16
    Weighted average common shares  basic                           318,073,081         321,474,046         300,926,904

Diluted earnings per share:
    Income from continuing operations
      before extraordinary item                                    $       1.29        $       0.88        $        .61
    Net income                                                     $       1.27        $       0.87        $       1.04
    Weighted average common shares  diluted                         334,647,950         349,612,184         350,650,100

Cash dividends per share                                           $        .12        $       0.10        $        .07



The accompanying notes are an integral part of the financial statements.

THE TJX COMPANIES, INC.

CONSOLIDATED BALANCE SHEETS


                                                                           January 30,        January 31,
In Thousands                                                                  1999               1998
------------                                                               -----------        ----------
ASSETS
    Current assets:
      Cash and cash equivalents                                            $   461,244        $  404,369
      Accounts receivable                                                       67,345            60,735
      Merchandise inventories                                                1,186,068         1,190,170
      Prepaid expenses                                                          28,448            27,357
                                                                           -----------        ----------
          Total current assets                                               1,743,105         1,682,631
                                                                           -----------        ----------
    Property at cost:
      Land and buildings                                                       115,485           108,729
      Leasehold costs and improvements                                         547,099           480,964
      Furniture, fixtures and equipment                                        711,320           611,470
                                                                           -----------        ----------
                                                                             1,373,904         1,201,163
      Less: accumulated depreciation and amortization                          617,302           515,027
                                                                           -----------        ----------
                                                                               756,602           686,136

    Other assets                                                                27,436            36,645
    Deferred income taxes                                                       22,386                --
    Goodwill and tradename, net of amortization                                198,317           204,220
                                                                           -----------        ----------
          Total Assets                                                     $ 2,747,846        $2,609,632
                                                                           ===========        ==========

LIABILITIES
    Current liabilities:
      Current installments of long-term debt                               $       694        $   23,360
      Accounts payable                                                         617,159           582,791
      Accrued expenses and other current liabilities                           688,993           611,506
                                                                           -----------        ----------
          Total current liabilities                                          1,306,846         1,217,657
                                                                           -----------        ----------

    Long-term debt, exclusive of current installments                          220,344           221,024
    Deferred income taxes                                                           --             6,859

SHAREHOLDERS' EQUITY
    Preferred stock at face value, authorized 5,000,000 shares, par value $1, issued and outstanding cumulative convertible
      stock of 727,300 shares of 7% Series E at January 31, 1998                    --            72,730
    Common stock, authorized 600,000,000 shares, par value $1,
      issued and outstanding 322,140,770 and 159,901,247 shares                322,141           159,901
    Additional paid-in capital                                                      --           198,736
    Accumulated other comprehensive income (loss)                               (1,529)            3,317
    Retained earnings                                                          900,044           729,408
                                                                           -----------        ----------
          Total shareholders' equity                                         1,220,656         1,164,092
                                                                           -----------        ----------
          Total Liabilities and Shareholders' Equity                       $ 2,747,846        $2,609,632
                                                                           ===========        ==========




The accompanying notes are an integral part of the financial statements.

THE TJX COMPANIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                 Fiscal Year Ended
                                                                    --------------------------------------------
                                                                    January 30,      January 31,      January 25,
In Thousands                                                           1999             1998             1997
------------                                                        ----------       ----------       ----------
                                                                                      (53 weeks)

CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                       $ 424,154        $ 304,815        $ 363,123
    Adjustments to reconcile net income to net cash
      provided by operating activities:
          (Income) from discontinued operations,
            net of income taxes                                             --               --          (29,361)
          Loss (gain) on disposal of discontinued operations             9,048               --         (125,556)
          Extraordinary charge                                              --            1,777            5,620
          Depreciation and amortization                                136,531          124,891          126,830
          Property disposals and asset write-downs                       6,037           18,778           25,399
          Other, net                                                    (6,296)          (3,928)            (732)
          Changes in assets and liabilities, excluding
            effect of acquisitions and dispositions:
                (Increase) in accounts receivable                       (6,610)          (3,460)          (2,131)
                (Increase) decrease in merchandise inventories           4,102         (130,665)         198,983
                (Increase) decrease in prepaid expenses                 (1,091)         (10,978)              27
                Increase in accounts payable                            34,368           48,846           95,677
                Increase in accrued expenses
                  and other current liabilities                         62,491           39,184           11,928
                (Decrease) in deferred income taxes                    (19,965)          (3,793)          (5,344)
                                                                     ---------        ---------        ---------
Net cash provided by operating activities                              642,769          385,467          664,463
                                                                     ---------        ---------        ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Property additions                                                (207,742)        (192,382)        (119,153)
    Proceeds from sale of other assets                                   9,421           15,697               --
    Acquisition of Marshalls, net of cash acquired                          --               --          (49,327)
    Proceeds from (adjustments to) sale
      of discontinued operations                                            --          (33,190)         222,800
                                                                     ---------        ---------        ---------
Net cash provided by (used in) investing activities                   (198,321)        (209,875)          54,320
                                                                     ---------        ---------        ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Principal payments on long-term debt                               (23,360)         (27,179)         (46,506)
    Prepayment of long-term debt                                            --               --         (455,560)
    Proceeds from sale and issuance of common stock, net                27,763           15,471           34,395
    Stock repurchased                                                 (350,319)        (245,198)              --
    Cash dividends                                                     (41,657)         (43,500)         (35,019)
                                                                     ---------        ---------        ---------
Net cash (used in) financing activities                               (387,573)        (300,406)        (502,690)
                                                                     ---------        ---------        ---------
Net cash provided by (used in) continuing operations                    56,875         (124,814)         216,093
Net cash provided by discontinued operations                                --           54,451           49,413
                                                                     ---------        ---------        ---------
Net increase (decrease) in cash and cash equivalents                    56,875          (70,363)         265,506
Cash and cash equivalents at beginning of year                         404,369          474,732          209,226
                                                                     ---------        ---------        ---------
Cash and cash equivalents at end of year                             $ 461,244        $ 404,369        $ 474,732
                                                                     =========        =========        =========




The accompanying notes are an integral part of the financial statements.

THE TJX COMPANIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                                        Accumulated
                                             Preferred       Common       Additional       Other
                                                Stock       Stock, Par     Paid-in     Comprehensive     Retained
In Thousands                                 Face Value      Value $1      Capital      Income (Loss)    Earnings      Total
------------                                  ---------     ---------     ---------     ------------     ---------   ----------

Balance, January 27, 1996                     $ 282,500     $  72,486     $ 270,839         $(1,680)    $ 140,489    $  764,634

    Comprehensive income:
      Net income                                     --            --            --              --       363,123       363,123
      Foreign currency translation                   --            --            --             642            --           642
                                                                                                                     ----------
    Total comprehensive income                                                                                          363,765

    Cash dividends:
      Preferred stock                                --            --            --              --       (13,741)      (13,741)
      Common stock                                   --            --            --              --       (21,278)      (21,278)
    Conversion of cumulative preferred
      stock into common stock:
          Series A                              (25,000)        1,190        23,810              --            --            --
          Series C                              (82,500)        3,178        79,322              --            --            --
          Series D                              (25,000)        1,350        23,650              --            --            --
    Issuance of common stock under
      stock incentive plans and related
      tax benefits                                   --         1,372        32,786              --            --        34,158
    Other                                            --            --          (352)             --            --          (352)
                                              ---------     ---------     ---------         -------     ---------    ----------

Balance, January 25, 1997                       150,000        79,576       430,055          (1,038)      468,593     1,127,186
    Comprehensive income:
      Net income                                     --            --            --              --       304,815       304,815
      Foreign currency translation                   --            --            --            (643)           --          (643)
      Unrealized gains on securities                 --            --            --           4,998            --         4,998
                                                                                                                     ----------
    Total comprehensive income                                                                                          309,170

    Cash dividends:
      Preferred stock                                --            --            --              --       (11,668)      (11,668)
      Common stock                                   --            --            --              --       (31,832)      (31,832)
    Conversion of cumulative Series E
      preferred stock into common stock         (77,020)        8,315        68,705              --            --            --
    Stock repurchased:
      Preferred                                    (250)           --            --              --          (500)         (750)
      Common                                         --        (8,528)     (235,920)             --            --      (244,448)
    Stock split, two-for-one                         --        79,823       (79,823)             --            --            --
    Issuance of common stock under
      stock incentive plans and related
      tax benefits                                   --           715        15,719              --            --        16,434
                                              ---------     ---------     ---------         -------     ---------    ----------

Balance, January 31, 1998                        72,730       159,901       198,736           3,317       729,408     1,164,092
    Comprehensive income:
      Net income                                     --            --            --              --       424,154       424,154
      Foreign currency translation                   --            --            --             152            --           152
      Reclassification of unrealized gains           --            --            --          (4,998)           --        (4,998)
                                                                                                                     ----------
    Total comprehensive income                                                                                          419,308

    Cash dividends:
      Preferred stock                                --            --            --              --        (3,523)       (3,523)
      Common stock                                   --            --            --              --       (38,134)      (38,134)
    Conversion of cumulative Series E
      preferred stock into common stock         (72,730)       14,682        58,048              --            --            --
    Common stock repurchased                         --       (12,998)     (187,859)             --      (149,462)     (350,319)
    Stock split, two-for-one                         --       158,954       (96,555)             --       (62,399)           --
    Issuance of common stock under
      stock incentive plans and related
      tax benefits                                   --         1,602        27,630              --            --        29,232
                                              ---------     ---------     ---------         -------     ---------    ----------

Balance, January 30, 1999                     $      --     $ 322,141     $      --         $(1,529)    $ 900,044    $1,220,656
                                              =========     =========     =========         =======     =========    ==========



The accompanying notes are an integral part of the financial statements.

THE TJX COMPANIES, INC.

SELECTED INFORMATION BY MAJOR BUSINESS SEGMENT

                                                                      Fiscal Year Ended
                                                              --------------------------------------
                                                              January 30,   January 31,   January 25,
In Thousands                                                    1999           1998          1997
------------                                                  ----------    ----------    ----------
                                                                            (53 weeks)
Net sales:
    Off-price family apparel stores                           $7,816,563    $7,290,959    $6,602,391
    Off-price home fashion stores                                132,538        98,110        87,019
                                                              ----------    ----------    ----------
                                                              $7,949,101    $7,389,069    $6,689,410
                                                              ==========    ==========    ==========
Operating income (loss):
    Off-price family apparel stores                           $  782,706    $  596,908    $  463,419
    Off-price home fashion stores (1)                             (4,950)       (8,615)      (14,018)
                                                              ----------    ----------    ----------
                                                                 777,756       588,293       449,401
General corporate expense (2)                                     69,449        58,906        43,297
Goodwill amortization                                              2,609         2,614         2,614
Interest expense, net                                              1,686         4,502        37,350
                                                              ----------    ----------    ----------
Income from continuing operations
    before income taxes and extraordinary item                $  704,012    $  522,271    $  366,140
                                                              ==========    ==========    ==========

Identifiable assets:
    Off-price family apparel stores                           $2,093,879    $2,033,945    $1,801,779
    Off-price home fashion stores                                 49,515        39,074        36,493
    Corporate, primarily cash, goodwill and
       deferred taxes (3)                                        604,452       536,613       668,489
                                                              ----------    ----------    ----------
                                                              $2,747,846    $2,609,632    $2,506,761
                                                              ==========    ==========    ==========
Capital expenditures:
    Off-price family apparel stores                           $  202,054    $  190,720    $  104,955
    Off-price home fashion stores                                  5,688         1,662           731
    Corporate (3)                                                     --            --        13,467
                                                              ----------    ----------    ----------
                                                              $  207,742    $  192,382    $  119,153
                                                              ==========    ==========    ==========
Depreciation and amortization:
    Off-price family apparel stores                           $  130,325    $  115,967    $  113,479
    Off-price home fashion stores                                  3,302         3,186         2,104
    Corporate, including goodwill (3)                              2,904         5,738        11,247
                                                              ----------    ----------    ----------
                                                              $  136,531    $  124,891    $  126,830
                                                              ==========    ==========    ==========


(1) The periods ended January 30, 1999, January 31, 1998, and January 25, 1997 include a charge of $2.2 million, $1.5 million and $3.1 million, respectively, for certain store closings and other restructuring costs relating to HomeGoods.

(2) General corporate expense for the fiscal year ended January 30, 1999 includes a pre-tax charge of $6.3 million for costs associated with a fiscal 1998 executive deferred compensation award and a $7.5 million charitable donation to The TJX Foundation. General corporate expense for the fiscal year ended January 31, 1998 includes a pre-tax charge of $15.2 million for costs associated with the foregoing executive deferred compensation award and a pre-tax gain of $6 million for the sale of Brylane, Inc. common stock. General corporate expense for the fiscal year ended January 25, 1997 includes the net operating results of T.K. Maxx. Fiscal years 1999 and 1998 include the operating results of T.K. Maxx in the off-price family apparel stores segment.

(3) The period ended January 25, 1997 includes assets and activity of T.K. Maxx. Fiscal years 1999 and 1998 include T.K. Maxx in the off-price family apparel stores segment.

THE TJX COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



SUMMARY OF ACCOUNTING POLICIES

FISCAL YEAR: The Company's fiscal year ends on the last Saturday in January. The fiscal year ended January 31, 1998 (fiscal 1998) included 53 weeks. The fiscal years ended January 30, 1999 and January 25, 1997 each included 52 weeks.

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

DEPRECIATION AND AMORTIZATION: For financial reporting purposes, the Company provides for depreciation and amortization of property principally by the use of the straight-line method over the estimated useful lives of the assets. Buildings are depreciated over 33 years, leasehold costs and improvements are generally amortized over the lease term or their estimated useful life, whichever is shorter, and furniture, fixtures and equipment are depreciated over 3 to 10 years. Maintenance and repairs are charged to expense as incurred. Upon retirement or sale, the cost of disposed assets and the related depreciation are eliminated and any gain or loss is included in net income. Debt discount and related issue expenses are amortized over the lives of the related debt issues. Pre-opening costs are expensed as incurred.

GOODWILL AND TRADENAME: Goodwill is primarily the excess of the purchase price incurred over the carrying value of the minority interest in the Company's former 83%-owned subsidiary. The minority interest was acquired pursuant to the Company's fiscal 1990 restructuring. In addition, goodwill includes the excess of cost over the estimated fair market value of the net assets of Winners Apparel Ltd., acquired by the Company effective May 31, 1990. Goodwill totaled $79.3 million, net of amortization, as of January 30, 1999 and is being amortized over 40 years. Annual amortization of goodwill was $2.6 million in fiscal years 1999, 1998 and 1997. Cumulative amortization as of January 30, 1999 and January 31, 1998 was $25.1 million and $22.5 million, respectively.

     Tradename is the value assigned to the name "Marshalls" as a result of the Company's acquisition of the Marshalls chain on November 17, 1995. The final allocation of the purchase price of Marshalls, pursuant to the purchase accounting method, resulted in $130.0 million being allocated to the tradename. The value of the tradename was determined by the discounted present value of assumed after-tax royalty payments, offset by a reduction for its pro-rata share of the total negative goodwill acquired (see Note A). The tradename is deemed to have an indefinite life and accordingly is being amortized over 40 years. Amortization expense was $3.2 million, $3.4 million and $3.7 million for fiscal years 1999, 1998 and 1997, respectively. Cumulative amortization as of January 30, 1999 and January 31, 1998 was $11.0 million and $7.8 million, respectively.

IMPAIRMENT OF LONG-LIVED ASSETS: The Company periodically reviews the value of its property and intangible assets in relation to the current and expected operating results of the related business segments in order to assess whether there has been a permanent impairment of their carrying values.

     During the fiscal year ended January 25, 1997, the Company recorded a $12.2 million impairment charge, relating to the T.J. Maxx distribution facilities, which has been included in selling, general and administrative expenses.

ADVERTISING COSTS: The Company expenses advertising costs during the fiscal year incurred.

EARNINGS PER SHARE: Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings per Share" requires the presentation of "basic" and "diluted" earnings per share. Basic earnings per share is based on a simple weighted average of common stock outstanding. Diluted earnings per share includes the dilutive effect of convertible securities and other common stock equivalents. See Note F for a computation of basic and diluted earnings per share. All earnings per share amounts discussed refer to diluted earnings per share unless otherwise indicated. Prior period earnings per share amounts have been restated for the June 1998 and June 1997 two-for-one stock splits.

FOREIGN CURRENCY TRANSLATION: The Company's foreign assets and liabilities are translated at the year-end exchange rate and income statement items are translated at the average exchange rates prevailing during the year. A large portion of the Company's net investment in foreign operations is hedged with foreign currency swap agreements and forward contracts. The translation adjustment associated with the foreign operations and the related hedging instruments are included in shareholders' equity as a component of comprehensive income (loss). Cumulative foreign currency translation adjustments included in shareholders' equity amounted to losses of $1.5 million as of January 30, 1999 and $1.7 million as of January 31, 1998.

NEW ACCOUNTING STANDARDS: During 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." This Statement specifies the computation, presentation and disclosures for components of comprehensive income. The Company adopted SFAS No. 130 in the first quarter ended May 2, 1998 and presents comprehensive income as a component of shareholders' equity.

     Also during 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." This new standard did not result in any changes to the Company's reportable segments or in the information disclosed about its segments (see Note L).

     During 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. This Statement requires that an entity recognize all derivatives as either assets or liabilities in the statements of financial position and measure those instruments at fair value. The Company believes that the impact of implementation of this new standard will be immaterial. The Company will adopt SFAS No. 133 in its fiscal year ending January 27, 2001 or earlier.

OTHER: Certain amounts in prior years' financial statements have been reclassified for comparative purposes.

A.   DISPOSITIONS AND ACQUISITIONS

SALE OF CHADWICK'S OF BOSTON: During the fourth quarter of fiscal 1997, the Company sold its Chadwick's of Boston catalog division to Brylane, L.P. (Brylane). Proceeds of approximately $300 million included cash, a 10 year $20 million Convertible Subordinated Note at 6% interest (the "Brylane note") and Chadwick's consumer credit card receivables. During fiscal 1998, the Company paid Brylane $33.2 million as a final settlement of the sale proceeds based upon the final closing balance sheet of Chadwick's as of December 7, 1996. Also, pursuant to the disposition, the Company agreed to purchase certain amounts of excess inventory from Chadwick's through fiscal 2000. This arrangement has subsequently been amended and extended through fiscal 2002. The results of Chadwick's for all periods prior to December 7, 1996 have been reclassified to discontinued operations. The cash provided by discontinued operations for fiscal 1998 represents the collection of the remaining balance of the Chadwick's consumer credit card receivables outstanding as of January 25, 1997. During fiscal 1998, the Company converted a portion of the Brylane note into 352,908 shares of Brylane, Inc. common stock which it sold for $15.7 million. This sale resulted in an after-tax gain of $3.6 million, or $.01 per share. During fiscal 1999 the balance of the note was converted into shares of Brylane common stock. A portion of the shares were donated to the Company's charitable foundation, and the remaining shares were sold. The net pre-tax impact of these transactions was immaterial.

     The Chadwick's of Boston catalog division had net sales of $464.8 million and recorded income from operations of $29.4 million, net of income taxes of $20.9 million, for the fiscal year ended January 25, 1997, which represents this division's results through December 7, 1996, the effective date of the transaction. The results of Chadwick's for all periods prior to December 7, 1996 have been reclassified to discontinued operations. The sale of the division resulted in a gain on disposal of $125.6 million, net of income taxes of $15.2 million, or $.36 per share. This gain allowed the Company to utilize its $139 million capital loss carry forward. Interest expense was allocated to discontinued operations based on their respective proportion of assets to total assets.

SALE OF HIT OR MISS: Effective September 30, 1995, the Company sold its Hit or Miss division to members of Hit or Miss management and outside investors. The Company received $3 million in cash and a 7 year $10 million note with interest at 10%. During fiscal 1998, the Company forgave a portion of this note and was released from certain obligations and guarantees which reduced the note to $5.5 million. During fiscal 1999 the Company settled the note for $2.0 million, the balance of $3.5 million was charged to selling, general and administrative expenses.

ACQUISITION OF MARSHALLS: On November 17, 1995, the Company acquired the Marshalls family apparel chain from Melville Corporation. The Company paid $424.3 million in cash and $175 million in junior convertible preferred stock. The total purchase price of Marshalls, including acquisition costs of $6.7 million, was $606 million.

     The acquisition has been accounted for using the purchase method of accounting and accordingly, the purchase price has been allocated to the assets purchased and the liabilities assumed based upon their fair values at the date of acquisition. The purchase accounting method allows a one year period to finalize the fair values of the net assets acquired. No further adjustments to fair market values are made after that point. The final allocation of purchase price resulted in the fair value of the net assets acquired exceeding the purchase price, creating negative goodwill of $86.4 million. The negative goodwill was allocated to the long-term assets acquired. During fiscal 1998, the store closing and restructuring reserve established in the final allocation of the purchase price was reduced by an additional $15.8 million as the Company closed fewer stores than initially planned. The $15.8 million reserve reduction was offset by a reduction of $10.0 million to property, plant and equipment and a reduction of $5.8 million to tradename. The final allocation of purchase price, as adjusted for the reserve adjustment in fiscal 1998, is summarized below:

In Thousands
------------

Current assets                                               $ 718,627
Property, plant and equipment                                  227,071
Tradename                                                      130,046
Current liabilities                                           (469,744)
                                                             ---------
Total purchase price                                         $ 606,000
                                                             =========

The operating results of Marshalls have been included in the consolidated results of the Company from the date of acquisition on November 17, 1995.

B.   LONG-TERM DEBT AND CREDIT LINES

At January 30, 1999 and January 31, 1998, long-term debt, exclusive of current installments, consisted of the following:

                                                                  January 30,   January 31,
In Thousands                                                         1999          1998
------------                                                      ----------    ----------
Equipment notes, interest at 11% to 11.25% maturing
    December 12, 2000 to December 30, 2001                         $    433      $  1,127
                                                                   --------      --------
General corporate debt:
    Medium term notes, interest at 5.87% to 7.97%,
      $15 million maturing on October 21, 2003 and
      $5 million on September 20, 2004                               20,000        20,000
    6 5/8% unsecured notes, maturing June 15, 2000                  100,000       100,000
    7% unsecured notes, maturing June 15, 2005
      (effective interest rate of 7.02% after reduction
      of the unamortized debt discount of $89,000 and
      $103,000 in fiscal 1999 and 1998, respectively)                99,911        99,897
                                                                   --------      --------
          Total general corporate debt                              219,911       219,897
                                                                   --------      --------
Long-term debt, exclusive of current installments                  $220,344      $221,024
                                                                   ========      ========



The aggregate maturities of long-term debt, exclusive of current installments, at January 30, 1999 are as follows:


                                                         General
                                           Equipment   Corporate
In Thousands                                  Notes       Debt         Total
                                           ---------   ---------      --------
Fiscal Year
2001                                          $348      $100,000      $100,348
2002                                            85            --            85
2003                                            --            --            --
2004                                            --        15,000        15,000
Later years                                     --       104,911       104,911
                                              ----      --------      --------
Aggregate maturities of long-term debt,
exclusive of current installments             $433      $219,911      $220,344
                                              ====      ========      ========


On September 16, 1996, pursuant to a call for redemption, the Company prepaid $88.8 million of its 9 1/2% sinking fund debentures. The Company recorded an after-tax extraordinary charge of $2.9 million, or $.01 per common share, related to the early retirement of this debt. The Company paid the outstanding balance of $8.5 million during fiscal 1998 utilizing an optional sinking fund payment under the indenture.

     In June 1995, the Company filed a shelf registration statement with the Securities and Exchange Commission which provided for the issuance of up to $250 million of long-term debt. This shelf registration statement was replaced by a new shelf registration statement filed in fiscal 1997 which currently provides for the issuance of up to $600 million of debt, common stock or preferred stock. In June 1995, the Company issued $200 million of long-term notes under the original registration statement; $100 million of 6 5/8 % notes due June 15, 2000 and $100 million of 7% notes due June 15, 2005. The proceeds were used in part to repay short-term borrowings and for general corporate purposes, including the repayment of scheduled maturities of other outstanding long-term debt and for new store and other capital expenditures.

     On November 17, 1995, the Company entered into an unsecured $875 million bank credit agreement under which the Company borrowed $375 million on a term loan basis to fund the cash portion of the Marshalls purchase price. During the fourth quarter of the fiscal year ended January 25, 1997, the Company prepaid the outstanding balance of the $375 million term loan and recorded an after-tax extraordinary charge of $2.7 million, or $.01 per share, for the early retirement of this debt. The agreement also allowed the Company to borrow up to an additional $500 million on a revolving loan basis to fund the working capital needs of the Company. In September 1997, the Company replaced this $500 million revolving credit agreement with a new five year $500 million revolving credit facility. The Company recorded an extraordinary charge of $1.8 million associated with the write-off of deferred financing costs of the former agreement.

The new agreement provides for reduced commitment fees on the unused portion of the line, as well as lower borrowing costs and has certain financial covenants which include a minimum net worth requirement, and certain leverage and fixed charge covenants.

     As of January 30, 1999, all $500 million of the revolving credit facility was available for use. Interest is payable on borrowings at rates equal to or less than prime. The revolving credit facility is used as backup to the Company's commercial paper program. The Company had no short-term borrowings under this facility or its commercial paper program during fiscal 1999 or 1998. Excluding the Company's foreign subsidiaries, the weighted average interest rate on the Company's short-term borrowings under the former agreement was 5.81% in fiscal 1997. The Company does not have any compensating balance requirements under these arrangements. The Company also has C$40 million of credit lines for its Canadian operation, all of which were available as of January 30, 1999.

C.   FINANCIAL INSTRUMENTS

The Company periodically enters into forward foreign exchange contracts to hedge firm U.S. dollar merchandise purchase commitments made by its foreign subsidiaries. As of January 30, 1999, the Company had $18.8 million of such contracts outstanding for its Canadian subsidiary and $3.3 million for its subsidiary in the United Kingdom. The contracts cover certain commitments for the first quarter of fiscal 2000 and any gains or losses on the contracts will ultimately be reflected in the cost of the merchandise. Deferred gains and losses on the contracts as of January 30, 1999 were immaterial.

     The Company also has entered into several foreign currency swap and forward contracts in both Canadian dollars and British pounds sterling. Both the swap and forward agreements are accounted for as a hedge against the Company's investment in foreign subsidiaries; thus, foreign exchange gains and losses on the agreements are recognized in shareholders' equity thereby offsetting translation adjustments associated with the Company's investment in foreign operations. The gains and losses on this hedging activity as of January 30, 1999 are immaterial.

     The Canadian swap and forward agreements will require the Company to pay C$41.7 million in exchange for $31.2 million in U.S. currency between October 2003 and September 2004. The British pounds sterling swap and forward agreements will require the Company to pay L59.9 million between October 1999 and September 2002 in exchange for $94.1 million in U.S. currency.

     The agreements contain rights of offset which minimize the Company's exposure to credit loss in the event of nonperformance by one of the counterparties. The interest rates payable on the foreign currency swap agreements are slightly higher than the interest rates receivable on the currency exchanged, resulting in deferred interest costs which are being amortized to interest expense over the term of the related agreements. The premium costs or discounts associated with the forward contracts are being amortized over the term of the related agreements and are included with the gains or losses of the hedging instrument. The unamortized balance of the net deferred costs was $3.2 million and $4.3 million as of January 30, 1999 and January 31, 1998, respectively.

     The counterparties to the exchange contracts and swap agreements are major international financial institutions. The Company periodically monitors its position and the credit ratings of the counterparties and does not anticipate losses resulting from the nonperformance of these institutions.

     The fair value of the Company's long-term debt, including current installments, is estimated using discounted cash flow analysis based upon the Company's current incremental borrowing rates for similar types of borrowing arrangements. The fair value of long-term debt, including current installments, at January 30, 1999 is estimated to be $234.7 million compared to a carrying value of $221.0 million. These estimates do not necessarily reflect certain provisions or restrictions in the various debt agreements which might affect the Company's ability to settle these obligations.

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

     Following is a schedule of future minimum lease payments for continuing operations as of January 30, 1999:

In Thousands                                                  Operating Leases
------------                                                  ----------------
Fiscal Year
2000                                                             $  328,187
2001                                                                311,247
2002                                                                284,097
2003                                                                260,927
2004                                                                229,949
Later years                                                       1,040,217
                                                                 ----------
Total future minimum lease payments                              $2,454,624
                                                                 ==========


The rental expense under operating leases for continuing operations amounted to $318.1 million, $301.9 million and $293.5 million for fiscal years 1999, 1998 and 1997, respectively. The present value of the Company's operating lease obligations approximates $1,693.3 million as of January 30, 1999, including $199.0 million payable in fiscal 2000.

     The Company had outstanding letters of credit in the amount of $40.4 million as of January 30, 1999. Letters of credit are issued by the Company primarily for the purchase of inventory.

E.   STOCK COMPENSATION PLANS

In the following note, all references to historical awards, outstanding awards and availability of shares for future grants under the Company's Stock Incentive Plan and related prices per share have been restated, for comparability purposes, for the two-for-one stock splits distributed in June 1998 and June 1997.

     The Company has a Stock Incentive Plan under which options and other stock awards may be granted to certain officers and key employees. The Stock Incentive Plan, as amended, provides for the issuance of up to 42 million shares with 15.7 million shares available for future grants as of January 30, 1999. The Company also has a Directors' Stock Option Plan under which stock options are granted to directors who are not otherwise employed by the Company. This plan provides for the issuance of up to 200,000 shares. There are 94,000 shares available for future grants under this plan as of January 30, 1999.

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

     A summary of the status of the Company's stock options and related Weighted Average Exercise Prices ("WAEP"), adjusted for the two-for-one stock splits distributed in June 1998 and June 1997 is presented below (shares in thousands):

                                                             Fiscal Year Ended
                                       ----------------------------------------------------------------
                                        January 30, 1999        January 31, 1998      January 25, 1997
                                       -------------------     ------------------    ------------------
                                       Shares        WAEP      Shares       WAEP     Shares        WAEP
                                       ------       ------     ------      ------    ------        ----

Outstanding, beginning of year         10,507       $ 9.04     8,192       $ 6.10    11,248       $4.59
Granted                                 1,964        21.77     4,338        12.97     2,852        8.72
Exercised                              (2,215)        6.31    (1,756)        5.31    (5,448)       4.45
Canceled                                 (151)       13.35      (267)        7.31      (460)       4.95
                                       ------       ------    ------       ------    ------       -----
Outstanding, end of year               10,105       $12.04    10,507       $ 9.04     8,192       $6.10
                                       ------       ------    ------       ------    ------       -----
Options exercisable, end of year        4,796                  3,932                  3,412
                                       ======                 ======                 ======

The Company realizes an income tax benefit from the exercise of stock options. This benefit results in a decrease in current income taxes payable and an increase in additional paid-in capital. Such benefits amounted to $13.8 million, $6.1 million and $10.2 million for the fiscal years ended January 30, 1999, January 31, 1998 and January 25, 1997, respectively.

        The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," and continues to apply the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for compensation expense under its stock option plans. The Company grants options at fair market value on the date of the grant; accordingly, no compensation expense has been recognized for the stock options issued during fiscal years 1999, 1998 or 1997. Had compensation expense been determined in accordance with SFAS No. 123, the Company's income from continuing operations, net income and related earnings per share amounts would have been reduced to the unaudited pro forma amounts indicated below:

                                                                               Unaudited Pro Forma
                                                                               -------------------
                                                                                Fiscal Year Ended
                                                                     -------------------------------------
                                                                     January 30,  January 31,   January 25,
Dollars in Thousands Except Per Share Amounts                          1999          1998          1997
---------------------------------------------                        ---------    ----------    ----------
                                                                                  (53 weeks)

Income from continuing operations before extraordinary item           $424,512     $301,129      $211,893
    Per diluted share                                                 $   1.27     $    .86      $    .60

Net income                                                            $415,464     $299,352      $361,190
    Per diluted share                                                 $   1.24     $    .85      $   1.03


For purposes of applying the provisions of SFAS No. 123 for the pro forma calculations, the fair value of each option grant issued during fiscal 1999, 1998 and 1997 is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield 1% in 1999, 1998 and 1997, expected volatility of 40% in fiscal 1999 and 38% in both fiscal 1998 and 1997, a risk-free interest rate of 5.0% in fiscal 1999, 5.8% in fiscal 1998 and 6.7% in fiscal 1997, and expected holding periods of six years in all fiscal periods. The weighted average fair value of options granted during fiscal 1999, 1998 and 1997 was $9.28, $5.52 and $3.88 per share, respectively.

     The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. SFAS No. 123 does not apply to awards prior to 1995, and additional awards in future years are anticipated.

     The following table summarizes information about stock options outstanding as of January 30, 1999 (shares in thousands):

                                          Options Outstanding                    Options Exercisable
                                ----------------------------------------       ------------------------
                                           Weighted
                                            Average
Range of                                   Remaining    Weighted Average               Weighted Average
Exercise Prices                 Shares   Contract Life   Exercise Price        Shares   Exercise Price
---------------                 ------   -------------   ----------------      ------   ---------------

$ 2.5625-$ 6.3125               2,209      5.3 Years         $ 4.73             2,209       $ 4.73
$ 6.3126-$10.6875               3,255      7.7 Years           9.56             1,847         9.36
$10.6876-$14.4688               2,694      8.5 Years          14.01               740        14.42
$14.4689-$23.9375               1,947      9.6 Years          21.77                --           --
                               ------                                           -----
            Total              10,105      7.8 Years         $12.04             4,796       $ 8.01
                               ======                                           =====


During fiscal 1998, a special deferred compensation award was granted to the Company's Chief Executive Officer initially denominated in 900,000 shares of the Company's stock with a fair value of $10.69 per share at the date of grant. The shares vested at the time of the grant and the Company recorded a deferred compensation charge of $9.6 million at the time of the grant. The executive may elect to have such grant denominated into other investments. The Company does not anticipate that the shares will be issued and therefore does not consider them for diluted earnings per share calculations and adjusts the compensation charge for changes in the market value of the stock through the date an election is made to denominate into other investments. The Company recorded additional expense of $6.3 and $5.6 million in fiscal 1999 and 1998, respectively, due to the increase in market value of the shares of Company stock from date of grant. During fiscal 1999 elections were made to denominate 650,000 shares of Company stock into other investments. The Company separately transfers funds to a trust in an amount equal to the value of the executive's new investment elections. The trust assets, included with other assets on the balance sheet, are invested in a manner that matches the elections made by the executive.

     The Company has also issued restricted stock and performance based stock awards under the Stock Incentive Plan. Restricted stock awards are issued at par value, or at no cost, and have restrictions which generally lapse over three to five years from date of grant. At January 31, 1998, the performance based stock awards had either vested or been forfeited. The market value in excess of cost is charged to income ratably over the period during which these awards vest, such pre-tax charges amounted to $600,000, $2.7 million and $2.5 million in fiscal years 1999, 1998 and 1997, respectively. The market value of the awards is determined at date of grant for restricted stock awards, and at the date shares are earned for performance based awards.

     There has been a combined total of 4,000 shares, 1,023,834 shares and 70,000 shares for deferred, restricted and performance based awards issued for the fiscal years ended January 1999, 1998 and 1997, respectively. There were 300,000 shares forfeited for the fiscal year ended January 1998, no shares were forfeited during fiscal years ended January 1999 or 1997. The weighted average market value per share of these stock awards at grant date was $18.03, $10.89 and $5.99 for fiscal 1999, 1998 and 1997, respectively.

     During fiscal 1998, the Company formed a deferred stock compensation plan for its outside directors which replaced the Company's retirement plan for directors. Each director's deferred stock account has been credited with deferred stock to compensate for the value of such director's accrued retirement benefit. Additional share awards valued at $10,000 are issued annually to each eligible director. Currently there are 24,966 deferred shares outstanding, actual shares will be issued at retirement. The Company has 100,000 shares held in treasury from which the Company will issue such shares.

F.   CAPITAL STOCK AND EARNINGS PER SHARE

CAPITAL STOCK: The Company distributed a two-for-one stock split, effected in the form of a 100% stock dividend, on June 25, 1998 to shareholders of record on June 11, 1998, which resulted in the issuance of 158.9 million shares of common stock and corresponding decreases of $96.5 million in additional paid-in capital and $62.4 million in retained earnings. Similar transfers were made between additional paid-in capital and common stock in the amount of $79.8 million, reflecting the two-for-one stock split of June 26, 1997 to shareholders of record on June 11, 1997. All historical earnings per share amounts have been restated to reflect both two-for-one stock splits. Reference to common stock activity before the distribution of the related split has not been restated unless otherwise noted. All activity after the distribution date reflects the two-for-one stock splits.

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

     The shares of Series E preferred stock, with 1,500,000 shares initially issued at a face value of $150 million, carried an annual dividend rate of $7.00 per share. During fiscal 1998, 770,200 shares of the Series E preferred stock were voluntarily converted into 8.3 million shares of common stock and 2,500 shares were repurchased. During fiscal 1999, 357,300 shares of Series E were voluntarily converted into 6.7 million shares of common stock. On November 18, 1998, the remaining 370,000 shares of the Series E preferred stock were mandatorily converted into 8.0 million shares of common stock in accordance with its terms. Inducement fees of $130,000 and $3.8 million were paid on the Series E voluntary conversions in fiscal 1999 and fiscal 1998, respectively.

     The Company recorded aggregate dividends, including inducement fees, on its preferred stock of $3.5 million in fiscal 1999, $11.7 million in fiscal 1998 and $13.7 million in fiscal 1997. The preferred dividends reduce net income in computing net income available to common shareholders.

     During fiscal 1997, the Company replaced the June 1995 shelf registration statement with another shelf registration statement which currently provides for the issuance of up to $600 million of debt, common stock or preferred stock.

     In June 1997, the Company announced a $250 million stock buyback program. During fiscal 1998, the Company repurchased 17.1 million shares of common stock (adjusted for stock splits) for a cost of

$245.2 million. The program was completed in February 1998 at which time the Company announced a second $250 million stock repurchase program. In October 1998, the Company completed the second $250 million stock repurchase program and announced its intentions to repurchase an additional $750 million of common stock over the next several years. The Company has spent $95.5 million through January 30, 1999 on this current repurchase program. In total, during fiscal 1999, the Company repurchased a combined total of 15.6 million shares of common stock (adjusted for stock splits) at a total cost of $350.3 million.

EARNINGS PER SHARE: The Company calculates earnings per share in accordance with SFAS No. 128 which requires the presentation of basic and diluted earnings per share. The following schedule presents the calculation of basic and diluted earnings per share for income from continuing operations:

                                                                                     Fiscal Year Ended
                                                                     --------------------------------------------------
                                                                      January 30,        January 31,        January 25,
Dollars in Thousands Except Per Share Amounts                             1999              1998               1997
                                                                     ------------       ------------       ------------
                                                                                         (53 weeks)
Basic earnings per share:
    Income from continuing operations before extraordinary item      $    433,202       $    306,592       $    213,826
    Less: preferred stock dividends                                         3,523             11,668             13,741
                                                                     ------------       ------------       ------------
    Income from continuing operations before extraordinary
      item available to common shareholders                          $    429,679       $    294,924       $    200,085
                                                                     ============       ============       ============
    Weighted average common stock outstanding
      for basic earnings per share                                    318,073,081        321,474,046        300,926,904
    Basic earnings per share                                         $       1.35       $        .92       $        .66


Diluted earnings per share:
    Income from continuing operations before extraordinary item
      available to common shareholders                               $    429,679       $    294,924       $    200,085
    Add back: preferred stock dividends                                     3,523             11,668             13,741
                                                                     ------------       ------------       ------------
    Income from continuing operations before extraordinary
      item for diluted earnings per share calculation                $    433,202       $    306,592       $    213,826
                                                                     ============       ============       ============

    Weighted average common stock outstanding
      for basic earnings per share                                    318,073,081        321,474,046        300,926,904
    Assumed conversion of:
      Convertible preferred stock                                      10,914,354         24,032,172         46,331,584
      Stock options and awards                                          5,660,515          4,105,966          3,391,612
                                                                     ------------       ------------       ------------
    Weighted average common shares for
      diluted earnings per share calculation                          334,647,950        349,612,184        350,650,100
                                                                     ============       ============       ============
    Diluted earnings per share                                       $       1.29       $        .88       $        .61


G.   INCOME TAXES

The provision for income taxes includes the following:

                                                                                      Fiscal Year Ended
                                                                        ------------------------------------------------
                                                                        January 30,        January 31,        January 25,
In Thousands                                                               1999               1998               1997
                                                                        ----------         ----------         ----------
                                                                                            (53 weeks)
Current:
    Federal                                                              $231,811           $172,026           $116,848
    State                                                                  45,117             39,200             27,160
    Foreign                                                                13,784              8,117              8,079
Deferred:
    Federal                                                               (13,084)            (3,432)                33
    State                                                                  (2,306)              (326)               462
    Foreign                                                                (4,512)                94               (268)
                                                                         --------           --------           --------
Provision for income taxes                                               $270,810           $215,679           $152,314
                                                                         ========           ========           ========

The Company had a net deferred tax (asset) liability as follows:

                                                                    January 30,    January 31,
In Thousands                                                           1999          1998
                                                                    ----------     ----------
Deferred tax assets:
    Foreign net operating loss carryforward                          $ 30,660       $ 34,554
    Reserve for discontinued operations                                12,074          6,723
    Reserve for closed store and restructuring costs                   19,767         23,571
    Insurance costs not currently deductible for tax purposes           7,496         15,049
    Pension, postretirement and employee benefits                      48,556         34,173
    Leases                                                             13,379          9,350
    Other                                                              24,255         18,789
    Valuation allowance                                               (27,321)       (34,603)
                                                                     --------       --------
      Total deferred tax assets                                       128,866        107,606
                                                                     --------       --------
Deferred tax liabilities:
    Property, plant and equipment                                      17,056         14,736
    Safe harbor leases                                                 31,738         37,945
    Tradename                                                          47,373         48,659
    Other                                                              10,313         13,125
                                                                     --------       --------
      Total deferred tax liabilities                                  106,480        114,465
                                                                     --------       --------
Net deferred tax (asset) liability                                   $(22,386)      $  6,859
                                                                     ========       ========

The Company has elected to repatriate the fiscal 1999 earnings of its Canadian subsidiary. During fiscal 1999 the majority of the earnings of its Canadian subsidiary were repatriated and deferred foreign tax credits have been provided for on the undistributed portion of fiscal 1999 earnings. Prior earnings of its Canadian subsidiary and all the earnings of the Company's other foreign subsidiaries are indefinitely reinvested and no deferred taxes have been provided for on those earnings.

     The Company has a United Kingdom net operating loss carryforward of approximately $50 million for tax and financial reporting purposes. The United Kingdom net operating loss does not expire under current United Kingdom tax law. The Company also has a Puerto Rico net operating loss carryforward of approximately $39 million at January 30, 1999, for tax and financial reporting purposes, which was acquired in the Marshalls acquisition and expires in fiscal 2000 through fiscal 2003. The Company has recognized in fiscal 1999 a $3.4 million Puerto Rico deferred tax asset for estimated future utilization of the Puerto Rico net operating loss carryforward. Additional utilization of these net operating loss carryforwards is dependent upon future earnings of the Company's foreign subsidiaries.

     The Company's worldwide effective tax rate was 38% for the fiscal year ended January 30, 1999, 41% and 42% for fiscal years ended January 31, 1998 and January 25, 1997, respectively. The difference between the U.S. federal statutory income tax rate and the Company's worldwide effective income tax rate is summarized as follows:

                                                                    Fiscal Year Ended
                                                          --------------------------------------
                                                          January 30,   January 31,   January 25,
                                                             1999          1998          1997
                                                          ----------    ----------    ----------

U.S. federal statutory income tax rate                       35%            35%          35%
Effective state income tax rate                               4              5            5
Impact of foreign operations                                 (1)            --            1
All other                                                    --              1            1
                                                           ----           ----         ----
Worldwide effective income tax rate                          38%            41%          42%
                                                           ====           ====         ====

H.   PENSION PLANS AND OTHER RETIREMENT BENEFITS

The Company has a non-contributory defined benefit retirement plan covering the majority of full-time U.S. employees. Effective in fiscal 1998, Marshalls associates are included in the plan with credit for service prior to the acquisition. Employees who have attained twenty-one years of age and have completed one year of service are covered under the plan. Benefits are based on compensation earned in each year of service. The Company also has an unfunded supplemental retirement plan which covers certain key employees of the Company and provides additional retirement benefits based on average compensation and an unfunded postretirement medical plan which provides limited postretirement medical and life insurance benefits to associates who participate in the Company's retirement plan and who retire at age fifty-five or older with ten or more years of service.

     Presented below is certain financial information relating to the Company's retirement plans for the fiscal years indicated:

                                                                       Pension               Postretirement Medical
                                                            ---------------------------     -------------------------
                                                            January 30,      January 31,    January 30,    January 31,
Dollars in Thousands                                           1999            1998             1999          1998
                                                            ----------       ----------      ---------     ----------
CHANGE IN BENEFIT OBLIGATION:
    Benefit obligation at beginning of year                  $127,148        $100,465        $21,172        $15,093
      Service cost                                             10,538           8,372          1,405          1,133
      Interest cost                                             9,647           8,398          1,610          1,649
      Amendments                                                   --             750             --          2,702
      Actuarial losses                                         11,027          15,299          1,712          1,456
      Benefits paid                                            (5,497)         (5,283)          (907)          (860)
      Expenses paid                                              (816)           (853)            --             --
                                                             --------        --------        -------        -------
    Benefit obligation at end of year                        $152,047        $127,148        $24,992        $21,173
                                                             ========        ========        =======        =======

CHANGE IN PLAN ASSETS:
    Fair value of plan assets at beginning of year           $110,234        $ 89,554        $    --        $    --
      Actual return on plan assets                              8,164          22,494             --             --
      Employer contribution                                    11,106           4,323            907            860
      Benefits paid                                            (5,497)         (5,284)          (907)          (860)
      Expenses paid                                              (816)           (853)            --             --
                                                             --------        --------        -------        -------
    Fair value of plan assets at end of year                 $123,191        $110,234        $    --        $    --
                                                             ========        ========        =======        =======

RECONCILIATION OF FUNDED STATUS:
    Benefit obligation at end of year                        $152,047        $127,148        $24,992        $21,173
    Fair value of plan assets at end of year                  123,191         110,234             --             --
                                                             --------        --------        -------        -------
    Funded status - obligation in excess of assets             28,856          16,914         24,992         21,173
    Unrecognized transition obligation                            522             596             --             --
    Unrecognized prior service cost                               773             861          1,616          1,953
    Unrecognized actuarial (gains) losses                       4,909          (5,243)         3,997          2,388
                                                             --------        --------        -------        -------
    Net accrued liability recognized                         $ 22,652        $ 20,700        $19,379        $16,832
                                                             ========        ========        =======        =======

WEIGHTED AVERAGE ASSUMPTIONS:
    Discount rate                                                6.63%           7.00%          6.75%          7.00%
    Expected return on plan assets                               9.00%           9.00%           N/A            N/A
    Rate of compensation increase                                4.00%           4.00%          4.00%          4.00%

COMPONENTS OF NET PERIODIC BENEFIT COST:
    Service cost                                             $ 10,538        $  8,372        $ 1,405        $ 1,366
    Interest cost                                               9,647           8,398          1,610          1,649
    Expected return on plan assets                             (9,991)         (7,937)            --             --
    Amortization of transition obligation                          75              75             --             --
    Amortization of prior service cost                             87             837            338            749
    Recognized actuarial losses                                 2,702             206            103             --
                                                             --------        --------        -------        -------
    Net periodic benefit cost                                $ 13,058        $  9,951        $ 3,456        $ 3,764
                                                             ========        ========        =======        =======


The net periodic benefit cost for the Company's pension and postretirement medical plans for the fiscal year ended January 25, 1997, was $5.9 million and $1.8 million, respectively. The projected benefit obligation and accumulated benefit obligation of the Company's unfunded supplemental retirement plan were $26.2 million and $20.1 million, respectively, as of January 30, 1999 and $19.7 million and $13.4 million, respectively, as of January 31, 1998.

     For measurement purposes of the postretirement medical plan, a 4% annual rate of increase in the per capita cost of covered health care benefits was assumed and is gradually reduced to zero. The impact of medical inflation eventually diminishes because of the $3,000 per capita annual limit on medical benefits. An increase in the assumed health care cost trend rate of one percentage point for all future years would increase the accumulated postretirement benefit obligation at January 30, 1999 by about $1.4 million, and the total of the service cost and interest cost components of net periodic postretirement cost for fiscal 1999, by about $180,000. Similarly, decreasing the trend rate by one percentage point for all future years would decrease the accumulated postretirement benefit obligation at January 30, 1999 by about $1.3 million as well as the total of the service cost and interest cost components of net periodic postretirement cost for fiscal 1999, by about $170,000.

     The Company also sponsors an employee savings plan under Section 401(k) of the Internal Revenue Code for all eligible U.S. employees, including Marshalls associates effective January 1, 1997. Employees may contribute up to 15% of eligible pay. The Company matches employee contributions up to 5% of eligible pay at rates ranging from 25% to 50% based upon Company performance. The Company contributed for all 401(k) plans $6.4 million in fiscal 1999, $5.7 million in fiscal 1998 and $6.4 million in fiscal 1997. Prior to January 1, 1997, Marshalls associates participated in a separate Section 401(k) savings plan consistent with the plan Marshalls associates participated in prior to acquisition.

     In addition to the plans described above, the Company also maintains retirement/deferred savings plans for all eligible associates at its foreign subsidiaries. The Company contributed for these plans $534,000, $440,000 and $294,000 in fiscal years 1999, 1998 and 1997, respectively.

I.   ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The major components of accrued expenses and other current liabilities are as follows:

                                                                             January 30,      January 31,
In Thousands                                                                    1999             1998
                                                                             ----------       ----------

Employee compensation and benefits                                             $173,630         $142,945
Reserve for discontinued operations                                              29,660           17,843
Store closing and restructuring reserve, continuing operations                   44,598           57,966
Insurance                                                                        44,654           58,070
Rent, utilities, advertising and other                                          396,451          334,682
                                                                               --------         --------
Accrued expenses and other current liabilities                                 $688,993         $611,506
                                                                               ========         ========


The Company's reserve for discontinued operations relates to obligations the Company retained or incurred in connection with the sale of its former Zayre, Hit or Miss and Chadwick's operations. During fiscal 1999, the Company increased the reserve by $15 million for additional lease related obligations, primarily in connection with its former Hit or Miss properties. The balance of the activity in the reserve for fiscal 1999, a reduction of $3.1 million, is primarily for lease related obligations of the former Zayre stores. During fiscal 1998, the reserve decreased by $5.8 million primarily due to settlement costs associated with Chadwick's and for lease related costs associated with the former Zayre and Hit or Miss properties. The combined remaining reserve balance of $29.7 million as of January 30, 1999 is expected to be used for lease related obligations, primarily for former Zayre and Hit or Miss properties, which is expected to be paid out over the next ten to fifteen years, as leases are settled or terminated.

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

     The initial reserve established in the acquisition of Marshalls for the fiscal year-ended January 27, 1996, was estimated at $244.1 million and included $44.1 million for inventory markdowns and $200 million for a store closing and restructuring program. The initial store closing plan included the closing of 170 Marshalls stores during fiscal 1997 and fiscal 1998. The Company reduced the total reserve by $85.9 million in fiscal 1997 and by an additional $15.8 million in fiscal 1998, primarily due to fewer store closings and a reduction in the estimated cost of settling the related lease obligations. This reserve was a component of the allocation of the purchase price for Marshalls and the reserve adjustments in fiscal 1998 and 1997 resulted in a corresponding reduction in the value assigned to the long-term assets acquired. The adjusted reserve balance included $70.8 million for lease related obligations for 70 store and other facility closings, $9.6 million for property write-offs, $44.1 million for inventory markdowns and $17.9 million for severance, professional fees and all other costs associated with the restructuring plan. Property write-offs were the only non-cash charge to the reserve.

     In connection with the Marshalls acquisition, the Company also established a reserve for the closing of certain T.J. Maxx stores. The Company recorded an initial pre-tax charge to income from continuing operations of $35 million in fiscal 1996 and a pre-tax credit to income from continuing operations of $1.8 million in fiscal 1999 and $8 million in fiscal 1997 to reflect a lower than anticipated cost of the T.J. Maxx closings. An additional charge to continuing operations of $700,000 was recorded in fiscal 1998. The adjusted reserve balance includes $13.8 million for lease related obligations of 32 store closings, non-cash charges of $9.8 million for property write-offs and $2.3 million for severance, professional fees and all other costs associated with the closings.

     The following is a summary of the activity in the store closing and restructuring reserve for the last two fiscal years:

                                                            Fiscal Year Ended
                                                          -----------------------
                                                          January 30,  January 31,
In Thousands                                                 1999         1998
                                                          ----------   ----------

Balance, beginning of year                                  $57,966     $ 95,867
Additions to the reserve                                      1,961           --
Reserve adjustments:
    Adjust Marshalls restructuring reserve                       --      (15,843)
    Adjust T.J. Maxx store closing reserve                   (1,800)         700
Charges against the reserve:
    Lease related obligations                               (12,521)     (13,593)
    Severance and all other cash charges                       (927)      (1,876)
    Net activity relating to HomeGoods closings                 (81)      (1,887)
    Non-cash property write-offs                                 --       (5,402)
                                                            -------     --------
Balance, end of year                                        $44,598     $ 57,966
                                                            =======     ========

As of January 31, 1998, all the Marshalls and T.J. Maxx properties reserved for had been closed. The remaining reserve balance as of January 30, 1999 of $44.6 million is almost entirely for the estimated cost of future obligations of closed stores and other facility leases. It includes estimates and assumptions as to how the leases will be disposed of, and could change; however, the Company believes it has adequate reserves to deal with these obligations. The use of the reserve will reduce operating cash flows in varying amounts over the next ten to fifteen years as the related leases expire or are settled.

J.   SUPPLEMENTAL CASH FLOWS INFORMATION

The Company classifies the cash flows associated with the operating results of its discontinued operations through the date of sale, as "net cash provided by discontinued operations." The following is a reconciliation of the "income from discontinued operations, net of income taxes" to the "net cash provided by discontinued operations" for the fiscal years indicated. No cash flows from the operating results of the Company's discontinued operations were received during the year ended January 30, 1999.

                                                                                  Fiscal Year Ended
                                                                             ---------------------------
                                                                             January 31,      January 25,
In Thousands                                                                   1998              1997
                                                                             ----------       ----------
                                                                             (53 weeks)

Income from discontinued operations, net of income taxes                      $    --          $ 29,361
                                                                              -------          --------
Decrease in net assets of discontinued operations during the period:
      Net assets of discontinued operations - beginning of period              54,451           128,586
    Less:
      Net assets of discontinued operations - sold during period                   --            54,083
      Net assets of discontinued operations - end of period                        --            54,451
                                                                              -------          --------
Decrease in net assets of discontinued operations                              54,451            20,052
                                                                              -------          --------
    Net cash provided by discontinued operations                              $54,451          $ 49,413
                                                                              =======          ========



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

        The Company's cash payments for interest expense and income taxes, including discontinued operations, and its non-cash investing and financing activities are as follows:


                                                                       Fiscal Year Ended
                                                              ----------------------------------------
                                                              January 30,    January 31,    January 25,
In Thousands                                                     1999           1998           1997
                                                              ----------     ----------     ----------
                                                                             (53 weeks)
Cash paid for:
    Interest                                                   $ 22,542       $ 26,359       $ 44,288
    Income taxes                                                275,538        199,025        159,245
Non-cash investing and financing activities:
    Conversion of cumulative convertible preferred
      stock into common stock
          Series A                                             $     --       $     --       $ 25,000
          Series C                                                   --             --         82,500
          Series D                                                   --             --         25,000
          Series E                                               72,730         77,020             --
    Distribution of two-for-one stock split                     158,954         79,823             --
    Note receivable from sale of Chadwick's of Boston                --             --         20,000


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

     The Company is also contingently liable on certain leases of its former warehouse club operations (BJ's Wholesale Club and HomeBase), which was spun off by the Company in fiscal 1990 as Waban Inc. During fiscal 1998, Waban Inc. was renamed HomeBase, Inc. and spun-off from its BJ's Wholesale Club division (BJ's Wholesale Club, Inc.). HomeBase, Inc., and BJ's Wholesale Club, Inc. are primarily liable on their respective leases and have indemnified the Company for any amounts the Company may have to pay with respect to such leases. In addition, HomeBase, Inc., BJ's Wholesale Club, Inc. and the Company have entered into agreements under which BJ's Wholesale Club, Inc. has substantial indemnification responsibility with respect to such HomeBase, Inc. leases. The Company is also contingently liable on certain leases of BJ's Wholesale Club, Inc. for which both BJ's Wholesale Club, Inc. and HomeBase, Inc. remain liable. The Company believes that its contingent liability on the HomeBase, Inc. and BJ's Wholesale Club, Inc. leases will not have a material effect on the Company's financial condition.

     The Company is also contingently liable on approximately 50 store leases and the office and warehouse leases of its former Hit or Miss division which was sold by the Company in September 1995. During the third quarter ended October 31, 1998, the Company increased its reserve for its discontinued operations by $15 million ($9 million after tax), primarily for potential lease liabilities relating to guarantees on leases of its former Hit or Miss division. The after tax cost of $9 million or, $.02 per diluted share, was recorded as a loss on disposal of discontinued operations.

L.   SEGMENT INFORMATION

During 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosure about Segments of an Enterprise and Related Information." This new standard did not result in any changes to the Company's reportable segments or in the information disclosed about its segments.

     The Company has two reportable segments. It's off-price family apparel segment includes the T.J. Maxx, Marshalls and A.J. Wright domestic store chains and the Company's foreign store chains, Winners and T.K. Maxx. The Company manages the results of its T.J. Maxx and Marshalls chains on a combined basis. The other chains, whose operating results are managed separately, sell similar product categories and share similar economic and other characteristics of the T.J. Maxx and Marshalls operations and are aggregated with the off-price family apparel segment. This segment generated 7.8% of its fiscal 1999 revenue from its foreign operations. All of these stores offer apparel for the entire family with limited offerings of domestic goods. The Company's other segment, the off-price home fashions stores is made up of the Company's HomeGoods stores which offer a wide variety of home furnishings.

     The Company evaluates the performance of its segments based on pre-tax income before interest and general corporate expenses. For data on business segments for fiscal years 1999, 1998 and 1997, see page 22.

THE TJX COMPANIES, INC.

REPORT OF INDEPENDENT ACCOUNTANTS


[PRICEWATERHOUSECOOPERS LOGO]


TO THE BOARD OF DIRECTORS OF THE TJX COMPANIES, INC.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of The TJX Companies, Inc. and subsidiaries (the "Company") at January 30, 1999 and January 31, 1998, and the results of its operations and its cash flows for each of the three years in the period ended January 30, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



                                           PricewaterhouseCoopers LLP

Boston, Massachusetts
March 2, 1999

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

     The financial statements have been examined by PricewaterhouseCoopers LLP, whose report appears separately. Their report expresses an opinion as to the fair presentation of the consolidated financial statements and is based on an independent examination performed in accordance with generally accepted auditing standards.



/s/ Bernard Cammarata                     /s/ Donald G. Campbell
-------------------------------------     --------------------------------------
Bernard Cammarata                         Donald G. Campbell
President and Chief Executive Officer     Executive Vice President - Finance and
                                          Chief Financial Officer
March 2, 1999

THE TJX COMPANIES, INC.

SELECTED FINANCIAL DATA (CONTINUING OPERATIONS)

The following selected financial data includes the results of Marshalls for the periods following its acquisition on November 17, 1995. All prior year data has been restated to reflect Chadwick's and Hit or Miss as discontinued operations.


                                                                           Fiscal Year Ended January
                                                  ---------------------------------------------------------------------------
Dollars in Thousands Except Per Share Amounts         1999           1998          1997            1996             1995
                                                  ------------   ------------   ------------   ------------      ------------
                                                                 (53 Weeks)
Income statement and per share data:

    Net sales                                     $  7,949,101   $  7,389,069   $  6,689,410   $  3,975,115      $  3,055,573
    Income from continuing
      operations before
      extraordinary item                               433,202        306,592        213,826         51,589(1)         84,480
    Weighted average common
      shares for diluted earnings
      per share computations                       334,647,950    349,612,184    350,650,100    290,781,900       293,837,800
    Diluted earnings per share
      from continuing operations
      before extraordinary item                   $       1.29   $        .88   $        .61   $        .15(1)   $        .26
    Dividends per share                                    .12            .10            .07            .12               .14

Balance sheet data:
    Working capital                               $    436,259   $    464,974   $    425,595   $    332,864      $    240,646
    Total assets                                     2,747,846      2,609,632      2,506,761      2,545,825         1,373,964
    Capital expenditures                               207,742        192,382        119,153        105,864           109,436
    Long-term debt                                     220,344        221,024        244,410        690,713           194,478
    Shareholders' equity                             1,220,656      1,164,092      1,127,186        764,634           606,952

Stores in operation at year-end:
    T.J. Maxx                                              604            580            578            587               551
    Marshalls                                              475            461            454            496                --
    Winners                                                 87             76             65             52                37
    HomeGoods                                               35             23             21             22                15
    T.K. Maxx                                               39             31             18              9                 5
    A.J. Wright                                              6             --             --             --                --


(1) Includes an after-tax charge of $21.0 million, or $.07 per share, for the estimated cost of closing certain T.J. Maxx stores in connection with the acquisition of Marshalls.


PRICE RANGE OF COMMON STOCK

The following per share data reflects the two-for-one stock splits distributed in June 1998 and June 1997.
        The common stock of the Company is listed on the New York Stock Exchange (Symbol: TJX). The quarterly high and low trading stock prices for fiscal 1999 and fiscal 1998 are as follows:

                               Fiscal 1999                Fiscal 1998
                           -------------------        -------------------
Quarter                      High        Low           High          Low
                           -------     -------        --------     ------

First                     $23  3/4    $17 3/16       $12  1/32    $ 9 9/16
Second                     28 7/16     22 3/16        14 31/32     11 1/4
Third                      28          15  1/2        16  7/16     13 1/8
Fourth                     31 1/16     18  3/4        19  9/32     13



The approximate number of common shareholders at January 30, 1999 was 47,300.

        The Company declared four quarterly dividends of $.03 per share for fiscal 1999 and $.025 per share for fiscal 1998.

THE TJX COMPANIES, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

During fiscal 1999 and 1998, the Company declared two-for-one stock splits effected in the form of 100% stock dividends. All earnings per share amounts have been restated to reflect these two-for-one splits. Earnings per share amounts discussed herein refer to "diluted" earnings per share unless otherwise indicated.

     Effective December 7, 1996, the Company sold its Chadwick's of Boston mail order operation and accounted for the gain on this transaction as discontinued operations.

RESULTS OF OPERATIONS

CONTINUING OPERATIONS: Income from continuing operations before extraordinary item ("income from continuing operations") was $433.2 million in fiscal 1999, $306.6 million in fiscal 1998 and $213.8 million in fiscal 1997. Income from continuing operations per share was $1.29 in fiscal 1999, versus $.88 in fiscal 1998 and $.61 in fiscal 1997.

     Net sales for fiscal 1999 increased 7.6% to $7.95 billion from $7.39 billion in fiscal 1998. Net sales for fiscal 1998 increased 10.5% from $6.69 billion in fiscal 1997. Fiscal 1998 included 53 weeks while fiscal 1999 and 1997 each included 52 weeks. On a comparable 52-week basis net sales for fiscal 1999 increased 9.0%, and for fiscal 1998, net sales increased 8.9%. Consolidated same store sales on a 52-week basis increased 5% in fiscal 1999 and increased 6% in fiscal 1998. Percentage increases in same store sales, on a divisional basis, are as follows:

                                             Fiscal Year Ended
                                         -----------------------------
                                         January 30,        January 31,
                                            1999              1998
                                         ----------         ----------

T.J. Maxx                                    +4%               +5%
Marshalls                                    +5%               +7%
Winners                                     +13%              +14%
HomeGoods                                    +9%              +13%
T.K. Maxx                                   +12%              +15%


Consolidated sales results for fiscal 1999 and 1998 primarily reflect the many benefits associated with the Marshalls acquisition, along with new store growth. Following the acquisition of Marshalls, the Company replaced Marshalls' frequent promotional activity with an everyday low price strategy and also implemented a more timely markdown policy. These changes conformed the Marshalls store operation to that of the T.J. Maxx stores. In addition, the enhanced buying power of the combined entities, combined with strong inventory management, has allowed the Company to offer better values to consumers at both chains.

     Cost of sales, including buying and occupancy costs, as a percentage of net sales was 74.9%, 76.8% and 77.7% in fiscal 1999, 1998 and 1997, respectively. The improvement in this ratio is largely due to improved inventory management, the benefits associated with the acquisition of Marshalls and a reduction in occupancy and depreciation costs as a percentage of net sales.

     Selling, general and administrative expenses as a percentage of net sales were 16.2% in fiscal 1999, 16.0% in fiscal 1998 and 16.3% in fiscal 1997. The improvement in this ratio in fiscal 1999 and 1998, as compared to fiscal 1997, reflects the stronger sales performance as well as expense savings provided by the consolidation of the Marshalls and T.J. Maxx operations. During fiscal 1999 this ratio increased, as compared to fiscal 1998, largely due to certain charges including a $7.5 million charitable cash donation to The TJX Foundation, $3.5 million for the settlement of the Hit or Miss note receivable and $6.3 million associated with a fiscal 1998 deferred compensation award to the Company's Chief Executive Officer. During fiscal 1998, selling, general and administrative expenses included a charge of $15.2 million associated with the foregoing deferred compensation award and a pre-tax gain of $6.0 million from the sale of Brylane common stock.

     Interest expense, net of interest income, was $1.7 million, $4.5 million and $37.4 million in fiscal 1999, 1998 and 1997, respectively. The Company maintained a strong cash position throughout fiscal 1999 and 1998 as a result of cash generated from operations. During fiscal 1997 the Company prepaid approximately $450 million of long-term debt including the outstanding balance of the loan incurred to acquire Marshalls. The impact of the Company's positive cash flow position throughout fiscal 1999 and 1998 resulted in virtually no short-term borrowings during these two years despite the Company's purchase of $350.3 million of the Company's common stock in fiscal 1999 and $245.2 million of its common stock in fiscal 1998. Interest income for fiscal 1999 was $20.5 million versus $21.6 million and $14.7 million in fiscal 1998 and 1997, respectively.

     The Company's effective income tax rate was 38% in fiscal 1999, 41% in fiscal 1998 and 42% in fiscal 1997. The reduction in the fiscal 1999 effective income tax rate is due to a lower effective state income tax rate, the benefit of foreign tax credits and net operating loss carryforwards, and a charitable donation of appreciated property. The Company elected to repatriate the current year earnings of its Canadian subsidiary which favorably impacted the Company's fourth quarter tax provision for fiscal 1999. The reduction in the fiscal 1998 effective income tax rate is primarily due to the impact of foreign operations.

DISCONTINUED OPERATIONS AND NET INCOME: Net income for fiscal 1999 includes an after-tax charge to discontinued operations of $9.0 million for lease related obligations, primarily for the Company's former Hit or Miss stores. Net income for fiscal 1997 includes a gain on the sale of Chadwick's discontinued operation, net of income taxes, of $125.6 million and also includes the fiscal 1997 operating results of Chadwick's prior to its sale measurement date, which amounted to net income of $29.4 million. In addition, in each of the fiscal years 1998 and 1997, the Company retired certain long-term debt instruments prior to scheduled maturities, resulting in extraordinary losses, net of income taxes, of $1.8 million and $5.6 million, respectively.

     Net income, after reflecting the above items, was $424.2 million, or $1.27 per share in fiscal 1999, $304.8 million, or $.87 per share, in fiscal 1998 and $363.1 million, or $1.04 per share, in fiscal 1997.

CAPITAL SOURCES AND LIQUIDITY

OPERATING ACTIVITIES: Net cash provided by operating activities was $642.8 million, $385.5 million and $664.5 million in fiscal 1999, 1998 and 1997, respectively. The increase in cash provided by operations in fiscal 1999 reflects increased earnings and strong inventory management. The decrease in cash provided by operating activities in fiscal 1998 is primarily the result of an increase in merchandise inventories versus a decrease in fiscal 1997. Inventories as a percentage of net sales were 14.9% in fiscal 1999, 16.1% in fiscal 1998, and 15.8% in fiscal 1997. Strong sales volume, coupled with tight inventory control, resulted in faster inventory turns, all of which were favorable to cash flows and inventory ratios for fiscal 1999 and 1998. Working capital was $436.3 million in fiscal 1999, $465.0 million in fiscal 1998 and $425.6 million in fiscal 1997.

     The cash flows from operating activities for fiscal 1999, 1998 and 1997 have been reduced by $16.6 million, $23.2 million and $62.9 million, respectively, for cash expenditures associated with the Company's store closing and restructuring reserves, which relate primarily to the Marshalls acquisition, and for obligations relating to the Company's discontinued operations.

     The initial reserve established in the acquisition of Marshalls for the fiscal year-ended January 27, 1996 was estimated at $244.1 million and included $44.1 million for inventory markdowns and $200 million for a store closing and restructuring program. The initial store closing plan included the closing of 170 Marshalls stores during fiscal 1997 and fiscal 1998. The Company reduced the total reserve by $85.9 million in fiscal 1997 and by an additional $15.8 million in fiscal 1998, primarily due to fewer store closings and a reduction in the estimated cost of settling the related lease obligations. This reserve was a component of the allocation of the purchase price for Marshalls and the reserve adjustments in fiscal 1998 and 1997 resulted in a corresponding reduction in the value assigned to the long-term assets acquired. The adjusted reserve balance included $70.8 million for lease related obligations for 70 store and other facility closings, $9.6 million for property write-offs, $44.1 million for inventory markdowns and $17.9 million for severance, professional fees and all other costs associated with the restructuring plan. Property write-offs were the only non-cash charge to the reserve.

     In connection with the Marshalls acquisition, the Company also established a reserve for the closing of certain T.J. Maxx stores. The Company recorded an initial pre-tax charge to income from continuing operations of $35 million in fiscal 1996 and a pre-tax credit to income from continuing operations of $1.8 million in fiscal 1999 and $8 million in fiscal 1997 to reflect a lower than anticipated cost of the T.J. Maxx closings. An additional charge to continuing operations of $700,000 was recorded in fiscal 1998. The adjusted reserve balance includes $13.8 million for lease related obligations of 32 store closings, non-cash charges of $9.8 million for property write-offs and $2.3 million for severance, professional fees and all other costs associated with the closings.

     As of January 31, 1998, all of the Marshalls and T.J. Maxx properties reserved for had been closed. The reserve also includes some activity relating to several HomeGoods store closings, the impact of which is immaterial. Actual spending and charges against the reserve are summarized below:


                                                            Fiscal Year Ended
                                                   --------------------------------------
                                                   January 30,   January 31,   January 25,
In Thousands                                           1999         1998          1997
                                                   ----------    ----------    ----------
Cash charges:
    Lease related obligations                        $12,521       $13,593       $21,277
    Inventory markdowns                                   --            --        15,886
    Severance and other costs                          1,008         3,763        13,572
                                                     -------       -------       -------
      Subtotal cash charges                           13,529        17,356        50,735
Non-cash charges:
    Property write-offs                                   --         5,402        11,064
                                                     -------       -------       -------
      Total reserve spending                         $13,529       $22,758       $61,799
                                                     =======       =======       =======


     The balance in the store closing and restructuring reserve as of January 31, 1999 of $44.6 million is virtually all for the estimated cost of future lease obligations of the closed stores and other facilities. It includes estimates and assumptions as to how the leases will be disposed of, which could change, however the Company believes it has adequate reserves for these obligations. The spending of the reserve will reduce operating cash flows in varying amounts over the next ten to fifteen years as the leases expire or are settled. Future spending against the store closing and restructuring reserve will not have a material impact on future cash flows or the Company's financial condition.

     The Company also has a reserve for future obligations relating to its discontinued operations. During fiscal 1999 the reserve increased by $11.9 million. The Company added $15 million to the reserve for additional lease related obligations. This was offset by charges against the reserve in fiscal 1999 of $3.1 million, primarily for charges for lease related costs associated with the former Zayre stores. The decrease in the reserve in fiscal 1998 of $5.8 million was primarily for settlement costs associated with Chadwick's as well as lease related costs associated with the former Zayre and Hit or Miss locations. The balance in the discontinued operations reserve of $29.7 million as of January 30, 1999 is for lease related obligations of the former Zayre and Hit or Miss stores, which are expected to reduce operating cash flows in varying amounts over the next ten to fifteen years, as leases expire, are settled or are terminated. Future spending against the discontinued operations reserve will not have a material impact on future cash flows or the Company's financial condition. The Company is also contingently liable on certain leases of its discontinued operation, see Note K to the consolidated financial statements for further information.

INVESTING ACTIVITIES: The Company's cash flows for investing activities include capital expenditures for the last two years as set forth in the table below:

                                                           Fiscal Year Ended
                                                     ----------------------------
                                                     January 30,       January 31,
In Millions                                             1999              1998
                                                     ----------        ----------

New stores                                             $ 66.7            $ 53.1
Store renovations and improvements                       92.1             103.3
Office and distribution centers                          48.9              36.0
                                                       ------            ------
    Capital expenditures                               $207.7            $192.4
                                                       ======            ======


The Company expects that capital expenditures will approximate $245 million for fiscal year 2000. This includes $83.5 million for new stores, $97.7 million for store renovations and improvements and $63.8 million for the Company's office and distribution centers.

     Investing activities for fiscal 1999 and fiscal 1998 include proceeds of $9.4 million and $15.7 million, respectively, for the sale of shares of Brylane Inc. common stock. Fiscal 1998 also includes a payment by the Company, to Brylane, of $33.2 million as a final settlement of the proceeds from the sale of Chadwick's. As part of the sale of Chadwick's, the Company retained the consumer credit card receivables of the division as of the closing date, which totaled approximately $125 million, with $54.5 million still outstanding as of January 25, 1997. The balance of the receivables was collected in the first quarter of fiscal 1998 and is classified as cash provided by discontinued operations. The Company also received a $20 million convertible note which, as of January 30, 1999, is no longer outstanding.

FINANCING ACTIVITIES: The strong cash flows from operations has exceeded the Company's needs in fiscal 1999 and fiscal 1998, and no additional borrowings were required. Financing activities for fiscal 1999 include principal payments on long-term debt of $23.4 million. Financing activities for fiscal 1998 include principal payments on long-term debt of $27.2 million, including $8.5 million to fully retire the Company's 9 1/2% sinking fund debentures. As a result of its strong cash position, the Company prepaid certain long-term debt in addition to regularly scheduled maturities during fiscal 1997. On September 16, 1996, pursuant to a call for redemption, the Company prepaid $88.8 million of its 9 1/2% sinking fund debentures. In addition, during the fourth quarter of fiscal 1997, the Company retired the entire outstanding balance of the $375 million term loan incurred to acquire Marshalls. The Company recorded after-tax extraordinary charges totaling $5.6 million, or $.02 per share, due to the early retirement of these obligations. During fiscal 1997, the Company paid a total of $455.6 million for the prepayment of certain long-term debt and a total of $46.5 million for regularly scheduled maturities of long-term debt.

     In June 1997, the Company announced a $250 million stock buyback program. During fiscal 1998, the Company repurchased 17.1 million shares of common stock (adjusted for stock splits) for a cost of $245.2 million. The program was completed in February 1998 at which time the Company announced a second $250 million stock repurchase program. In October 1998, the Company completed the second $250 million stock repurchase program and announced its intentions to repurchase an additional $750 million of common stock over the next several years. The Company has spent $95.5 million through January 30, 1999 on this current repurchase program. In total, during fiscal 1999, the Company repurchased a combined total of 15.6 million shares of common stock (adjusted for stock splits) at a total cost of $350.3 million.

     The Company declared quarterly dividends on its common stock of $.03 per share in fiscal 1999 and $.025 per share in fiscal 1998. Annual dividends on common stock totaled $38.1 million in fiscal 1999 and $31.8 million in fiscal 1998. The Company also had dividend requirements on all of its outstanding preferred stock which totaled $3.5 million in fiscal 1999, $11.7 million in fiscal 1998 and $13.7 million in fiscal 1997. During fiscal 1998, 770,200 shares of the Series E preferred stock were voluntarily converted into 8.3 million shares of common stock and 2,500 shares were repurchased. During fiscal 1999, 357,300 shares of Series E preferred stock were voluntarily converted into 6.7 million shares of common stock. On November 18, 1998 the remaining 370,000 outstanding shares of the Series E preferred stock were mandatorily converted into 8.0 million shares of common stock in accordance with its terms. Inducement fees of $130,000 and $3.8 million were paid on the Series E voluntary conversions in fiscal 1999 and fiscal 1998, respectively. The inducement fees are classified as preferred dividends. During fiscal 1997, both the Series A cumulative convertible preferred stock and the Series C cumulative convertible preferred stock were converted into an aggregate of 4.4 million shares of common stock pursuant to separate calls for redemption. Preferred dividends were paid through the respective conversion dates. The Series D preferred stock automatically converted on November 17, 1996 into 1.3 million shares of common stock. Financing activities for fiscal 1999 and 1998 also includes proceeds of $27.8 million and $15.5 million, respectively, from the exercise of employee stock options. These proceeds include $13.8 million and $6.1 million for related tax benefits in fiscal 1999 and fiscal 1998, respectively.

     The Company has traditionally funded its seasonal merchandise requirements through short-term bank borrowings and the issuance of short-term commercial paper. The Company has the ability to borrow up to $500 million under a revolving credit facility it entered into in September 1997. This agreement replaced the agreement entered into at the time of the Marshalls acquisition and contains certain financial covenants which include a minimum net worth requirement and certain leverage and fixed charge coverage ratios. In fiscal 1998 the Company recorded an extraordinary charge of $1.8 million, or $.01 per share, on the write-off of deferred financing costs associated with the former agreement. As of January 30, 1999, the entire $500 million was available for use. The Company's strong cash position throughout fiscal 1999 and 1998 required minimal short-term borrowings during those years. There were no U.S. short-term borrowings outstanding during fiscal 1999 or fiscal 1998. The maximum amount of U.S. short-term borrowings outstanding during fiscal 1997 was $3 million. The Company also has C$40 million of credit lines for its Canadian operations, all of which were available for use as of January 30, 1999. The maximum amount outstanding under its Canadian credit line during fiscal 1999, 1998 and 1997 was C$15.6 million, C$12.1 million and C$6 million, respectively. The Company currently has a shelf registration statement which provides for the issuance of up to $600 million of debt or equity. Management believes that its current credit facilities and availability under its shelf registration statement are more than adequate to meet its needs. See Notes B and F to the consolidated financial statements for further information regarding the Company's long-term debt, capital stock transactions and available financing sources.

     The Company is exposed to foreign currency exchange rate risk on its investment in its Canadian (Winners) and European (T.K. Maxx) operations. As more fully described in Note C to the consolidated financial statements, the Company hedges a large portion of its net investment and certain merchandise commitments in these operations with derivative financial instruments. The Company utilizes currency forward and swap contracts, designed to offset the gains or losses in the underlying exposures, most of which are recorded directly in shareholders' equity. The contracts are executed with creditworthy banks and are denominated in currencies of major industrial countries. The Company does not enter into derivatives for speculative trading purposes.

     The Company has performed a sensitivity analysis assuming a hypothetical 10% adverse movement in foreign exchange rates applied to the hedging contracts and the underlying exposures described above. As of January 30, 1999, the analysis indicated that such market movements would not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

THE YEAR 2000 ISSUE

The following paragraphs relating to the Year 2000 issue also are designated a Year 2000 Readiness Disclosure within the meaning of the Year 2000 Information and Readiness Disclosure Act.

     The operations of the Company rely on various computer technologies which, as is true of many companies, may be affected by what is commonly referred to as the Year 2000 ("Y2K") issue. To address this matter, in October 1995, the Company began to evaluate whether its computer resources would be able to recognize and accept date sensitive information before and after the arrival of the Year 2000. A failure of these technologies to recognize and process such information could create an adverse impact on the operations of the Company.

     In connection with its Y2K evaluation, the Company established a Company-wide Y2K project team to review and assess the Y2K readiness of its computer technologies in each business area, and to remediate, validate and, where necessary, develop contingency plans to enable these technologies to effect a smooth transition to the Year 2000 and beyond.

     These efforts have focused, and will continue to focus, on: (1) the Company's information technology systems in the form of hardware and software (so-called "IT" systems), such as mainframes, client/server systems, personal computers, proprietary software and software purchased or licensed from third parties, upon which the Company relies for its retail functions, such as merchandise procurement and distribution, point-of-sale information systems and inventory control; (2) the Company's embedded computer technologies (so-called "non-IT" systems), such as materials handling equipment, telephones, elevators, climate control devices and building security systems; and (3) the IT and non-IT systems of third parties with whom the Company has commercial relationships to support its daily operations, such as those of banks, credit card processors, payroll services, telecommunications services, utilities and merchandise vendors.

THE COMPANY'S STATE OF READINESS: The Company's review and assessment phase is substantially complete with respect to its IT systems and the Company has identified and inventoried those IT systems which are critical to its operations. The Company's effort to modify these IT technologies to address the Y2K issue is ongoing and is expected to be substantially completed by June 1999 with full completion scheduled for September 1999. The Company's mainframe operating system has already been remediated, tested and determined to be compliant in a simulated Y2K environment. Ongoing validation testing of this system is being performed during 1999. The Company's proprietary software systems as well as those purchased or licensed from third parties are undergoing remediation and validation testing and such testing will continue during 1999. The remaining non-compliant IT technologies which have been identified as being critical to the Company's operations are currently being remediated, and are scheduled for validation testing and, where necessary, contingency planning.

     With respect to the Company's non-IT systems, the review and assessment phase is substantially complete and the Company has identified and inventoried such technologies. The Company has undertaken a program to modify or replace such technologies where they are related to critical functions of the Company and has estimated a target completion date of October 1999 for this portion of the Y2K project plan.

     With respect to the IT and non-IT systems of critical third party providers, the Company has already communicated with these parties to obtain assurances regarding their respective Y2K remediation efforts. While the Company expects such third parties to address the Y2K issue based on the representations it has received to date, the Company cannot guarantee that these systems will be made Y2K compliant in a timely manner or that the Company will not experience a material adverse effect as a result of such non-compliance.

COSTS ASSOCIATED WITH YEAR 2000 ISSUES: As of January 30, 1999, the Company has incurred approximately $9 million in costs related to the Y2K project. The Company currently estimates that the aggregate cost of the Y2K project will be approximately $13 million, which cost is being expensed as incurred. The Company's Y2K costs are primarily for the cost of internal and third party programming for remediation and testing. All of these costs have been or are expected to be funded through operating cash flows. The aggregate cost estimate is based on the current assessment of the Y2K project and is subject to change as the project progresses. The Company has not deferred the implementation of any significant IT projects while addressing the Y2K issue.

CONTINGENCY PLANS: The Company believes that the IT and non-IT technologies which support its critical functions will be ready for the transition to the Year 2000. There can be no assurance, however, that similar unresolved issues for key commercial partners (including utilities, financial services, building services and transportation services) will not cause an adverse effect on the Company. To address these risks, and to address the risk that its own IT and non-IT technologies will not perform as expected during the Y2K transition, the Company is in the process of developing and finalizing appropriate Y2K contingency plans, which plans will be established and then revised as necessary during the course of 1999. Although the Company believes that its efforts to address the Y2K issue will be sufficient to avoid a material adverse impact on the Company, there can be no assurance that these efforts will be fully effective.

THE TJX COMPANIES, INC.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Earnings per share amounts in the following table reflect the effect of the two-for-one stock splits distributed in June 1998 and June 1997.


                                                          First          Second          Third          Fourth
In Thousands Except Per Share Amounts                    Quarter         Quarter        Quarter         Quarter
-------------------------------------                  ----------      ----------      ----------      ----------

Fiscal year ended January 30, 1999
    Net sales                                          $1,775,847      $1,864,236      $2,026,578      $2,282,440
    Gross earnings*                                       445,586         445,746         546,077         554,277
    Income from continuing operations
      before extraordinary item                            87,767          84,876         133,667         126,892
          Diluted earnings per share                          .26             .25             .40             .39
    Net income                                             87,767          84,876         124,619         126,892
          Diluted earnings per share                          .26             .25             .38             .39

Fiscal year ended January 31, 1998 (53 Weeks)                                                          (14 Weeks)
    Net sales                                          $1,560,150      $1,698,372      $1,887,698      $2,242,849
    Gross earnings*                                       357,531         375,111         473,362         506,524
    Income from continuing operations
      before extraordinary item                            48,461          52,578         106,942          98,611
          Diluted earnings per share                          .14             .15             .31             .29
    Net income                                             48,461          52,578         105,165          98,611
          Diluted earnings per share                          .14             .15             .30             .29


* Gross earnings equal net sales less cost of sales, including buying and occupancy costs.

Fourth quarter comparisons are impacted by the shift in the fiscal calendar resulting from the extra week included in the fourth quarter of fiscal 1998, as well as the favorable adjustments to the Company's tax provision and certain accrued expenses in fiscal 1999. Net income for the third quarter of fiscal 1999 includes an after-tax charge of $9.0 million as a loss on disposal of discontinued operations for lease related obligations, primarily for the Company's Hit or Miss stores. Net income for the third quarter of fiscal 1998 includes an after-tax extraordinary charge of $1.8 million for the write-off of deferred financing costs associated with the early termination of a revolving credit facility.


FORWARD-LOOKING INFORMATION

Certain statements contained in this Annual Report are forward-looking and involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially are the following: general economic conditions and consumer demand and consumer preferences and weather patterns in the U.S., Canada and Europe, particularly the United Kingdom; competitive factors, including continuing pressure from pricing and promotional activities of major competitors; impact of excess retail capacity and the availability of desirable store locations on suitable terms; the availability, selection and purchasing of attractive merchandise on favorable terms; import risks, including potential disruptions and duties, tariffs and quotas on imported merchandise, including economic and political problems in countries from which merchandise is imported; currency and exchange rate factors in the Company's foreign operations; risks in the development of new businesses and application of the Company's off-price strategies in foreign countries; acquisition and divestment activities; risks and uncertainties relating to the Year 2000 issue; and other factors that may be described in the Company's filings with the Securities and Exchange Commission. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.






46