Form 10-K405, Exhibit 13
period 2000-01-29
TJX COMPANIES INC /DE/
filed 2000-04-28
CIK 109198

                                                                      EXHIBIT 13


THE TJX COMPANIES, INC.


SELECTED FINANCIAL DATA (CONTINUING OPERATIONS)

                                                                             Fiscal Year Ended January
Dollars In Thousands                             -------------------------------------------------------------------------------
Except Per Share Amounts                         2000              1999              1998              1997              1996
--------------------------------------------------------------------------------------------------------------------------------
                                                                                (53 weeks)                                   (1)

Income statement and per share data:
    Net sales                               $  8,795,347      $  7,949,101      $  7,389,069      $  6,689,410      $  3,975,115

    Income from continuing operations
      before extraordinary item
      and cumulative effect of
      accounting change                          526,822           433,202           306,592           213,826            51,589(2)

    Weighted average common
      shares for diluted earnings
      per share calculation                  317,790,764       334,647,950       349,612,184       350,650,100       290,781,900

    Diluted earnings per share from
      continuing operations before
      extraordinary item and cumulative
      effect of accounting change           $       1.66      $       1.29      $        .88      $        .61      $        .15(2)

    Cash dividends declared per share                .14               .12               .10               .07               .12

Balance sheet data:
    Cash                                    $    371,759      $    461,244      $    404,369      $    474,732      $    209,226
    Working capital                              334,197           436,259           464,974           425,595           332,864
    Total assets                               2,804,963         2,747,846         2,609,632         2,506,761         2,545,825
    Capital expenditures                         238,569           207,742           192,382           119,153           105,864
    Long-term debt                               319,367           220,344           221,024           244,410           690,713
    Shareholders' equity                       1,119,228         1,220,656         1,164,092         1,127,186           764,634

Other financial data:
    After-tax return on average
      shareholders' equity                          45.0%             36.3%             26.8%             22.6%              7.5%
    Long-term debt as a percentage
      of long-term capitalization(3)                22.2%             15.3%             16.0%             17.8%             47.5%

Stores in operation at year-end:
    T.J. Maxx                                        632               604               580               578               587
    Marshalls                                        505               475               461               454               496
    Winners                                          100                87                76                65                52
    HomeGoods                                         51                35                23                21                22
    T.K. Maxx                                         54                39                31                18                 9
    A.J. Wright                                       15                 6                --                --                --
                                            ------------------------------------------------------------------------------------
      Total                                        1,357             1,246             1,171             1,136             1,166

(1) Includes the results of Marshalls for the periods following its acquisition on November 17, 1995.
(2) Includes an after-tax charge of $21.0 million for the estimated cost of closing certain T.J. Maxx stores in connection with the acquisition of Marshalls.
(3)  Long-term capitalization includes shareholders' equity and long-term debt.

THE TJX COMPANIES, INC.


CONSOLIDATED STATEMENTS OF INCOME

                                                                                              Fiscal Year Ended
                                                                            -------------------------------------------------------
                                                                            January 29,           January 30,           January 31,
Dollars In Thousands Except Per Share Amounts                                  2000                  1999                  1998
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                        (53 weeks)
Net sales                                                                $   8,795,347         $   7,949,101         $   7,389,069
                                                                         ---------------------------------------------------------
Cost of sales, including buying and occupancy costs                          6,579,400             5,957,415             5,676,541
Selling, general and administrative expenses                                 1,354,665             1,285,988             1,185,755
Interest expense, net                                                            7,345                 1,686                 4,502
                                                                         ---------------------------------------------------------
Income from continuing operations before income taxes,
    extraordinary item and cumulative effect of accounting change              853,937               704,012               522,271
Provision for income taxes                                                     327,115               270,810               215,679
                                                                         ---------------------------------------------------------
Income from continuing operations before extraordinary
    item and cumulative effect of accounting change                            526,822               433,202               306,592
(Loss) from discontinued operations, net of income taxes                            --                (9,048)                   --
                                                                         ---------------------------------------------------------
Income before extraordinary item and cumulative effect
    of accounting change                                                       526,822               424,154               306,592
Extraordinary (charge), net of income taxes                                         --                    --                (1,777)
Cumulative effect of accounting change, net of income taxes                     (5,154)                   --                    --
                                                                         ---------------------------------------------------------
Net income                                                                     521,668               424,154               304,815
Preferred stock dividends                                                           --                 3,523                11,668
                                                                         ---------------------------------------------------------
Net income available to common shareholders                              $     521,668         $     420,631         $     293,147
                                                                         =========================================================

Basic earnings per share:
    Income from continuing operations before extraordinary
      item and cumulative effect of accounting change                    $        1.67         $        1.35         $         .92
    Net income                                                           $        1.66         $        1.32         $         .91
    Weighted average common shares - basic                                 314,577,145           318,073,081           321,474,046

Diluted earnings per share:
    Income from continuing operations before extraordinary
      item and cumulative effect of accounting change                    $        1.66         $        1.29         $         .88
    Net income                                                           $        1.64         $        1.27         $         .87
    Weighted average common shares - diluted                               317,790,764           334,647,950           349,612,184

Cash dividends declared per share                                        $         .14         $         .12         $         .10

The accompanying notes are an integral part of the financial statements.

THE TJX COMPANIES, INC.


CONSOLIDATED BALANCE SHEETS

                                                                           January 29,           January 30,
In Thousands                                                                     2000                  1999
------------------------------------------------------------------------------------------------------------
Assets
    Current assets:
      Cash and cash equivalents                                           $   371,759           $   461,244
      Accounts receivable                                                      55,461                67,345
      Merchandise inventories                                               1,229,587             1,186,068
      Prepaid expenses and other current assets                                43,758                28,448
                                                                          ---------------------------------
          Total current assets                                              1,700,565             1,743,105
                                                                          ---------------------------------
    Property at cost:
      Land and buildings                                                      116,005               115,485
      Leasehold costs and improvements                                        622,962               547,099
      Furniture, fixtures and equipment                                       849,932               711,320
                                                                          ---------------------------------
                                                                            1,588,899             1,373,904
      Less: accumulated depreciation and amortization                         754,314               617,302
                                                                          ---------------------------------
                                                                              834,585               756,602

    Other assets                                                               55,826                27,436
    Deferred income taxes, net                                                 23,143                22,386
    Goodwill and tradename, net of amortization                               190,844               198,317
                                                                          ---------------------------------
          Total Assets                                                    $ 2,804,963           $ 2,747,846
                                                                          =================================

Liabilities
    Current liabilities:
      Current installments of long-term debt                              $   100,359           $       694
      Accounts payable                                                        615,671               617,159
      Accrued expenses and other current liabilities                          650,338               688,993
                                                                          ---------------------------------
          Total current liabilities                                         1,366,368             1,306,846
                                                                          ---------------------------------

    Long-term debt, exclusive of current installments                         319,367               220,344
    Commitments and contingencies

Shareholders' Equity
    Common stock, authorized 1,200,000,000 shares, par value $1,
      issued and outstanding 299,979,363 and 322,140,770 shares               299,979               322,141
    Additional paid-in capital                                                     --                    --
    Accumulated other comprehensive income (loss)                              (1,433)               (1,529)
    Retained earnings                                                         820,682               900,044
                                                                          ---------------------------------
          Total shareholders' equity                                        1,119,228             1,220,656
                                                                          ---------------------------------
          Total Liabilities and Shareholders' Equity                      $ 2,804,963           $ 2,747,846
                                                                          =================================

The accompanying notes are an integral part of the financial statements.

THE TJX COMPANIES, INC.


CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                             Fiscal Year Ended
                                                                             --------------------------------------------------
                                                                             January 29,         January 30,        January 31,
In Thousands                                                                       2000                1999               1998
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                                     (53 weeks)

Cash flows from operating activities:
    Net income                                                               $ 521,668           $ 424,154           $ 304,815
    Adjustments to reconcile net income to net cash
      provided by operating activities:
          Loss from discontinued operations                                         --               9,048                  --
          Extraordinary charge                                                      --                  --               1,777
          Cumulative effect of accounting change                                 5,154                  --                  --
          Depreciation and amortization                                        160,393             136,531             124,891
          Property disposals                                                     4,624               6,037              18,778
          Other, net                                                           (27,744)             (6,296)             (3,928)
          Changes in assets and liabilities:
            (Increase) in accounts receivable                                   (8,199)             (6,610)             (3,460)
            (Increase) decrease in merchandise inventories                     (28,886)              4,102            (130,665)
            (Increase) in prepaid expenses and other current assets            (15,532)             (1,091)            (10,978)
            Increase (decrease) in accounts payable                             (1,488)             34,368              48,846
            Increase (decrease) in accrued expenses
                and other current liabilities                                  (34,789)             48,670              37,211
            Increase (decrease) in deferred income taxes                         2,769             (19,965)             (3,793)
                                                                             -------------------------------------------------
Net cash provided by operating activities                                      577,970             628,948             383,494
                                                                             -------------------------------------------------

Cash flows from investing activities:
    Property additions                                                        (238,569)           (207,742)           (192,382)
    Proceeds from sale of other assets                                              --               9,421              15,697
    Proceeds adjustment to sale
      of discontinued operations                                                    --                  --             (33,190)
                                                                             -------------------------------------------------
Net cash (used in) investing activities                                       (238,569)           (198,321)           (209,875)
                                                                             -------------------------------------------------

Cash flows from financing activities:
    Proceeds from borrowings of long-term debt, net                            198,060                  --                  --
    Principal payments on long-term debt                                          (695)            (23,360)            (27,179)
    Proceeds from sale and issuance of common stock                             21,048              27,763              15,471
    Stock repurchased                                                         (604,560)           (337,744)           (245,198)
    Cash dividends paid                                                        (42,739)            (40,411)            (41,527)
                                                                             -------------------------------------------------
Net cash (used in) financing activities                                       (428,886)           (373,752)           (298,433)
                                                                             -------------------------------------------------
Net cash provided by (used in) continuing operations                           (89,485)             56,875            (124,814)
Net cash provided by discontinued operations                                        --                  --              54,451
                                                                             -------------------------------------------------
Net increase (decrease) in cash and cash equivalents                           (89,485)             56,875             (70,363)
Cash and cash equivalents at beginning of year                                 461,244             404,369             474,732
                                                                             -------------------------------------------------
Cash and cash equivalents at end of year                                     $ 371,759           $ 461,244           $ 404,369
                                                                             =================================================

The accompanying notes are an integral part of the financial statements.

THE TJX COMPANIES, INC.


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                                        Accumulated
                                                  Preferred     Common      Additional     Other
                                                   Stock      Stock, Par     Paid-in   Comprehensive    Retained
In Thousands                                     Face Value    Value $1      Capital   Income (Loss)    Earnings         Total
---------------------------------------------------------------------------------------------------------------------------------
Balance, January 25, 1997                         $150,000     $ 79,576     $ 430,055     $(1,038)    $   468,593     $ 1,127,186
    Comprehensive income:
      Net income                                        --           --            --          --         304,815         304,815
      Foreign currency translation                      --           --            --        (643)             --            (643)
      Unrealized gains on securities                    --           --            --       4,998              --           4,998
                                                                                                                      -----------
    Total comprehensive income                                                                                            309,170
    Cash dividends declared:
      Preferred stock                                   --           --            --          --         (11,668)        (11,668)
      Common stock                                      --           --            --          --         (31,832)        (31,832)
    Conversion of cumulative Series E
      preferred stock into common stock            (77,020)       8,315        68,705          --              --              --
    Stock repurchased:
      Preferred                                       (250)          --            --          --            (500)           (750)
      Common                                            --       (8,528)     (235,920)         --              --        (244,448)
    Stock split, two-for-one                            --       79,823       (79,823)         --              --              --
    Issuance of common stock under stock
      incentive plans and related tax benefits          --          715        15,719          --              --          16,434
                                                  -------------------------------------------------------------------------------

Balance, January 31, 1998                           72,730      159,901       198,736       3,317         729,408       1,164,092
    Comprehensive income:
      Net income                                        --           --            --          --         424,154         424,154
      Foreign currency translation                      --           --            --         152              --             152
      Reclassification of unrealized gains              --           --            --      (4,998)             --          (4,998)
                                                                                                                      -----------
    Total comprehensive income                                                                                            419,308
    Cash dividends declared:
      Preferred stock                                   --           --            --          --          (3,523)         (3,523)
      Common stock                                      --           --            --          --         (38,134)        (38,134)
    Conversion of cumulative Series E
      preferred stock into common stock            (72,730)      14,682        58,048          --              --              --
    Common stock repurchased                            --      (12,998)     (187,859)         --        (149,462)       (350,319)
    Stock split, two-for-one                            --      158,954       (96,555)         --         (62,399)             --
    Issuance of common stock under stock
      incentive plans and related tax benefits          --        1,602        27,630          --              --          29,232
                                                  -------------------------------------------------------------------------------

Balance, January 30, 1999                               --      322,141            --      (1,529)        900,044       1,220,656
    Comprehensive income:
      Net income                                        --           --            --          --         521,668         521,668
      Foreign currency translation                      --           --            --         229              --             229
      Unrealized (loss) on securities                   --           --            --        (133)             --            (133)
                                                                                                                      -----------
    Total comprehensive income                                                                                            521,764
    Cash dividends declared on common stock             --           --            --          --         (43,716)        (43,716)
    Common stock repurchased                            --      (23,578)      (20,368)         --        (557,314)       (601,260)
    Issuance of common stock under stock
      incentive plans and related tax benefits          --        1,416        20,368          --              --          21,784
                                                  -------------------------------------------------------------------------------

Balance, January 29, 2000                         $     --     $299,979     $      --     $(1,433)    $   820,682     $ 1,119,228
                                                  ===============================================================================

The accompanying notes are an integral part of the financial statements.

THE TJX COMPANIES, INC.


SELECTED INFORMATION BY MAJOR BUSINESS SEGMENT

                                                                                             Fiscal Year Ended
                                                                    January 29,          January 30,           January 31,
In Thousands                                                               2000                 1999                  1998
--------------------------------------------------------------------------------------------------------------------------
                                                                                                                 (53 weeks)
Net sales:
    Off-price family apparel stores                                 $ 8,588,537          $ 7,816,563           $ 7,290,959
    Off-price home fashion stores                                       206,810              132,538                98,110
                                                                    ------------------------------------------------------
                                                                    $ 8,795,347          $ 7,949,101           $ 7,389,069
                                                                    ======================================================

Operating income (loss):
    Off-price family apparel stores                                 $   896,492          $   782,706           $   596,908
    Off-price home fashion stores (1)                                     4,581               (4,950)               (8,615)
                                                                    ------------------------------------------------------
                                                                        901,073              777,756               588,293
General corporate expense (2)                                            37,182               69,449                58,906
Goodwill amortization                                                     2,609                2,609                 2,614
Interest expense, net                                                     7,345                1,686                 4,502
                                                                    ------------------------------------------------------
Income from continuing operations before income
    taxes, extraordinary item and cumulative effect of
    accounting change                                               $   853,937          $   704,012           $   522,271
                                                                    ======================================================

Identifiable assets:
    Off-price family apparel stores                                 $ 2,189,403          $ 2,093,879           $ 2,033,945
    Off-price home fashion stores                                        63,888               49,515                39,074
    Corporate, primarily cash, goodwill and deferred taxes              551,672              604,452               536,613
                                                                    ------------------------------------------------------
                                                                    $ 2,804,963          $ 2,747,846           $ 2,609,632
                                                                    ======================================================

Capital expenditures:
    Off-price family apparel stores                                 $   227,750          $   202,054           $   190,720
    Off-price home fashion stores                                        10,819                5,688                 1,662
                                                                    ------------------------------------------------------
                                                                    $   238,569          $   207,742           $   192,382
                                                                    ======================================================

Depreciation and amortization:
    Off-price family apparel stores                                 $   153,525          $   130,325           $   115,967
    Off-price home fashion stores                                         3,911                3,302                 3,186
    Corporate, including goodwill                                         2,957                2,904                 5,738
                                                                    ------------------------------------------------------
                                                                    $   160,393          $   136,531           $   124,891
                                                                    ======================================================

(1) The periods ended January 30, 1999 and January 31, 1998 include a pre-tax charge of $2.2 million and $1.5 million, respectively, for certain store closings and other restructuring costs relating to HomeGoods.

(2) General corporate expense for the fiscal year ended January 29, 2000, includes a pre-tax gain of $8.5 million associated with the Company's receipt of common stock resulting from the demutualization of Manulife Financial and a pre-tax charge of $1.1 million for costs associated with a fiscal 1998 executive deferred compensation award. General corporate expense for the fiscal year ended January 30, 1999 includes a pre-tax charge of $6.3 million for costs associated with the foregoing executive deferred compensation award, a $3.5 million pre-tax charge for the write-down of a note receivable from the Company's former Hit or Miss division and a $7.5 million charitable donation to The TJX Foundation. General corporate expense for the fiscal year ended January 31, 1998 includes a pre-tax charge of $15.2 million for costs associated with the foregoing executive deferred compensation award and a pre-tax gain of $6.0 million for the sale of Brylane, Inc. common stock.

THE TJX COMPANIES, INC.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Summary of Accounting Policies

Fiscal Year: The Company's fiscal year ends on the last Saturday in January. The fiscal year ended January 31, 1998 (fiscal 1998) included 53 weeks. The fiscal years ended January 29, 2000 and January 30, 1999 each included 52 weeks.

Basis of Presentation: The consolidated financial statements of The TJX Companies, Inc. include the financial statements of all the Company's wholly owned subsidiaries, including its foreign subsidiaries. The financial statements for the applicable periods present the Company's former Chadwick's of Boston (Chadwick's) and Hit or Miss divisions as discontinued operations. The notes pertain to continuing operations except where otherwise noted.

Use of Estimates: The preparation of the financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent liabilities, at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash, Cash Equivalents and Short-Term Investments: The Company generally considers highly liquid investments with an initial maturity of three months or less to be cash equivalents. The Company's investments are primarily high-grade commercial paper, institutional money market funds and time deposits with major banks. The fair value of cash equivalents approximates carrying value.
     During September 1999, the Company received 693,537 common shares of Manulife Financial. The shares issued reflect ownership interest in the demutualized insurer due to policies held by the Company. These securities were recorded at market value upon receipt resulting in an $8.5 million pre-tax gain. The Company has classified these Manulife Financial common shares as available-for-sale and includes them in other current assets on the balance sheets. In years prior to fiscal 2000, the Company also held available-for-sale marketable securities received as proceeds from the sale of its former Chadwick's division (see Note B). Available-for-sale securities are stated at fair market value with unrealized gains or losses, net of income taxes, included as a component of other comprehensive income (loss). Realized gains or losses are included in net income when the securities are sold or disposed of, resulting in a related reclassification adjustment to other comprehensive income
(loss).

Merchandise Inventories: Inventories are stated at the lower of cost or market. The Company uses the retail method for valuing inventories on the first-in first-out basis.

Depreciation and Amortization: For financial reporting purposes, the Company provides for depreciation and amortization of property principally by the use of the straight-line method over the estimated useful lives of the assets. Buildings are depreciated over 33 years, leasehold costs and improvements are generally amortized over the lease term or their estimated useful life, whichever is shorter, and furniture, fixtures and equipment are depreciated over 3 to 10 years. Depreciation and amortization expense for property was $154.2 million, $130.4 million and $115.8 million for the fiscal years 2000, 1999 and 1998, respectively. Maintenance and repairs are charged to expense as incurred. Internal costs for the development of software are generally not material and the Company expenses them as incurred. Upon retirement or sale, the cost of disposed assets and the related depreciation are eliminated and any gain or loss is included in net income. Debt discount and related issue expenses are amortized to interest expense over the lives of the related debt issues. Pre-opening costs are expensed as incurred.

Goodwill and Tradename: Goodwill is primarily the excess of the purchase price incurred over the carrying value of the minority interest in the Company's former 83%-owned subsidiary. The minority interest was acquired pursuant to the Company's fiscal 1990 restructuring. In addition, goodwill includes the excess of cost over the estimated fair market value of the net assets of Winners Apparel Ltd., acquired by the Company in fiscal 1991. Goodwill, net of amortization, totaled $76.8 million and $79.3 million as of January 29, 2000 and

January 30, 1999, respectively, and is being amortized over 40 years on a straight-line basis. Annual amortization of goodwill was $2.6 million in fiscal years 2000, 1999 and 1998. Cumulative amortization as of January 29, 2000 and January 30, 1999 was $27.7 million and $25.1 million, respectively.
     Tradename is the value assigned to the name "Marshalls" as a result of the Company's acquisition of the Marshalls chain on November 17, 1995. The value of the tradename was determined by the discounted present value of assumed after-tax royalty payments, offset by a reduction for its pro-rata share of the total negative goodwill acquired. The final purchase price allocated to the tradename, including a reduction for a pro-rata share of reserve adjustments recorded in fiscal 2000 and fiscal 1998 (see Note J) amounted to $128.3 million. The tradename is deemed to have an indefinite life and accordingly is being amortized over 40 years. Amortization expense was $3.2 million for fiscal years 2000 and 1999, and $3.4 million for fiscal 1998. Cumulative amortization as of January 29, 2000 and January 30, 1999 was $14.2 million and $11.0 million, respectively.

Impairment of Long-Lived Assets: The Company periodically reviews the value of its property and intangible assets in relation to the current and expected operating results of the related business segments in order to assess whether there has been a permanent impairment of their carrying values.

Advertising Costs: The Company expenses advertising costs during the fiscal year incurred. Advertising expense was $114.7 million, $106.4 million and $103.8 million for fiscal years 2000, 1999 and 1998, respectively.

Earnings Per Share: All earnings per share amounts discussed refer to diluted earnings per share unless otherwise indicated. All historical earnings per share amounts reflect the June 1998 and June 1997 two-for-one stock splits.

Foreign Currency Translation: The Company's foreign assets and liabilities are translated at the year-end exchange rate and income statement items are translated at the average exchange rates prevailing during the year. A large portion of the Company's net investment in foreign operations is hedged with foreign currency swap agreements and forward contracts. The translation adjustments associated with the foreign operations and the related hedging instruments are included in shareholders' equity as a component of comprehensive income (loss). Cumulative foreign currency translation adjustments included in shareholders' equity amounted to losses of $1.3 million as of January 29, 2000 and $1.5 million as of January 30, 1999.

New Accounting Standards: During 1998, the Financial Accounting Standards Board
(FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. This Statement requires that an entity recognize all derivatives as either assets or liabilities in the statements of financial position and measure those instruments at fair value. SFAS No. 133 was later amended by SFAS No. 137 which deferred the implementation date of SFAS No. 133 to fiscal years beginning after June 15, 2000. The Company believes that the impact of implementation of this new standard will be immaterial. The Company will adopt SFAS No. 133, as amended by SFAS No. 137, in its fiscal year ending January 26, 2002.

Reclassifications: Certain amounts in prior years' financial statements have been reclassified for comparative purposes.

A. Change In Accounting Principle

Effective January 31, 1999, the Company changed its method of accounting for layaway sales in compliance with Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements," issued by the Securities and Exchange Commission during the fourth quarter of fiscal 2000. Under the new accounting method, the Company will defer recognition of a layaway sale and its related profit to the accounting period when the customer picks up layaway merchandise. The cumulative effect of this change for periods prior to January 31,

1999 of $5.2 million (net of income taxes of $3.4 million), or $.02 per share, is shown as the cumulative effect of accounting change in the Consolidated Statements of Income. The accounting change has virtually no impact on annual sales and earnings (before cumulative effect). However, due to the seasonal influences of the business, the accounting change results in a shift of sales and earnings among the Company's quarterly periods. As a result, the Company has restated its earnings for the first three quarters of the fiscal year ended January 29, 2000 (see Selected Quarterly Financial Data, page 45, for more information). Except for the Selected Quarterly Financial Data, the Company has not presented pro forma results for prior fiscal years due to immateriality.

B. Dispositions and Acquisitions

Sale of Chadwick's of Boston: The Company sold its former Chadwick's division in fiscal 1997 to Brylane, Inc. As part of the proceeds from the sale, the Company received a $20 million convertible note. During fiscal 1998, the Company converted a portion of the Brylane note into 352,908 shares of Brylane, Inc. common stock which it sold for $15.7 million. This sale resulted in an after-tax gain of $3.6 million. During fiscal 1999, the balance of the note was converted into shares of Brylane common stock. A portion of the shares were donated to the Company's charitable foundation, and the remaining shares were sold. The net pre-tax impact of these transactions was immaterial. Pursuant to the agreement, the Company retained the Chadwick's consumer credit card receivables. The cash provided by discontinued operations for fiscal 1998 represents the collection of the remaining balance of the Chadwick's consumer credit card receivables outstanding as of January 25, 1997. Also pursuant to the disposition, the Company agreed to purchase certain amounts of excess inventory from Chadwick's. This arrangement has subsequently been amended and extended through fiscal 2002.

Sale of Hit or Miss: Effective September 30, 1995, the Company sold its Hit or Miss division to members of Hit or Miss management and outside investors. The Company received $3.0 million in cash and a seven-year $10 million note with interest at 10%. During fiscal 1998, the Company forgave a portion of this note and was released from certain obligations and guarantees which reduced the note to $5.5 million. During fiscal 1999, the Company settled the note for $2.0 million, the balance of $3.5 million was charged to selling, general and administrative expenses.

Acquisition of Marshalls: On November 17, 1995, the Company acquired the Marshalls family apparel chain from Melville Corporation. The Company paid $424.3 million in cash and $175 million in junior convertible preferred stock. The total purchase price of Marshalls, including acquisition costs of $6.7 million, was $606 million.

C. Long-Term Debt and Credit Lines

At January 29, 2000 and January 30, 1999, long-term debt, exclusive of current installments, consisted of the following:

                                                                                             January 29,       January 30,
In Thousands                                                                                        2000              1999
--------------------------------------------------------------------------------------------------------------------------
Equipment notes, interest at 11% to 11.25% maturing
    December 12, 2000 to December 30, 2001                                                    $     73          $    433
                                                                                              --------------------------
General corporate debt:
    Medium term notes, interest at 5.87% to 7.97%, $15 million maturing
      October 21, 2003 and $5 million maturing September 20, 2004                               20,000            20,000
    65/8% unsecured notes, maturing June 15, 2000                                                   --           100,000
    7% unsecured notes, maturing June 15, 2005 (effective interest rate of 7.02%
      after reduction of the unamortized debt discount of $75,000 and $89,000
      in fiscal 2000 and 1999, respectively)                                                    99,925            99,911
    7.45% unsecured notes, maturing December 15, 2009 (effective interest rate of
      7.50% after reduction of unamortized debt discount of $631,000 in fiscal 2000)           199,369                --
                                                                                              --------------------------
    Total general corporate debt                                                               319,294           219,911
                                                                                              --------------------------
Long-term debt, exclusive of current installments                                             $319,367          $220,344
                                                                                              ==========================

The aggregate maturities of long-term debt, exclusive of current installments, at January 29, 2000 are as follows:

                                                                General
                                             Equipment         Corporate
In Thousands                                   Notes              Debt             Total
-----------------------------------------------------------------------------------------
Fiscal Year
2002                                         $     73          $     --          $     73
2003                                               --                --                --
2004                                               --            15,000            15,000
2005                                               --             5,000             5,000
Later years                                        --           299,294           299,294
                                             --------------------------------------------
Aggregate maturities of long-term debt,
exclusive of current installments            $     73          $319,294          $319,367
                                             ============================================


In June 1995, the Company issued $200 million of long-term notes; $100 million of 6 5/8% notes due June 15, 2000 and $100 million of 7% notes due June 15, 2005. The proceeds were used in part to repay short-term borrowings and for general corporate purposes, including the repayment of scheduled maturities of other outstanding long-term debt and for new store and other capital expenditures. In December 1999, the Company issued $200 million of 7.45% ten-year notes, the proceeds of which are being used for general corporate purposes, including the Company's ongoing stock repurchase program.
     The Company periodically enters into financial instruments to manage its cost of borrowing. In December 1999, the Company entered into a rate-lock agreement to hedge the underlying treasury rate of the $200 million ten-year notes, prior to their issuance. The cost of this agreement has been deferred and is being amortized to interest expense over the term of the notes and resulted in an effective rate of 7.6% on the debt.
     On November 17, 1995, the Company entered into an unsecured $875 million bank credit agreement which allowed the Company to borrow up to $500 million on a revolving loan basis to fund the working capital needs of the Company. In September 1997, the Company replaced this credit agreement with a new five-year $500 million revolving credit facility. The Company recorded an extraordinary charge of $1.8 million, net of income taxes of $1.2 million, associated with the write-off of deferred financing costs of the former agreement. The new agreement provides for reduced commitment fees on the unused portion of the line, as well as lower borrowing costs and has certain financial covenants which require that the Company maintain specified fixed charge coverage and leverage ratios.
     As of January 29, 2000, all $500 million of the revolving credit facility was available for use. Interest is payable on borrowings at rates equal to or less than prime. The revolving credit facility is used as backup to the Company's commercial paper program. The maximum amount outstanding under this credit agreement during fiscal 2000 was $108 million. There were no borrowings under this facility during fiscal 1999. The weighted average interest rate on the Company's short-term borrowings under this agreement was 6.06% in fiscal 2000. The Company does not have any compensating balance requirements under these arrangements. The Company also has C$40 million of credit lines for its Canadian operation, all of which were available as of January 29, 2000.

D. Financial Instruments

The Company periodically enters into forward foreign exchange contracts to hedge firm U.S. dollar and Euro dollar merchandise purchase commitments made by its foreign subsidiaries. As of January 29, 2000, the Company had $21.4 million of such contracts outstanding for its Canadian subsidiary and $4.3 million and 2.5 million Euro dollars for its subsidiary in the United Kingdom. The contracts cover certain commitments for the first quarter of fiscal 2001 and any gains or losses on the contracts will ultimately be reflected in the cost of the merchandise. Deferred gains and losses on the contracts as of January 29, 2000 were immaterial.
     The Company also has entered into several foreign currency swap and forward contracts in both Canadian dollars and British pounds sterling. Both the swap and forward agreements are accounted for as a hedge against the Company's investment in foreign subsidiaries; thus, foreign exchange gains and losses on the agreements are recognized in shareholders' equity thereby offsetting translation adjustments associated with the Company's investment in foreign operations. The gains and losses on this hedging activity as of January 29, 2000 were immaterial.

     The Canadian swap and forward agreements will require the Company to pay C$66.2 million in exchange for $47.2 million in U.S. currency between January 2002 and October 2004. The British pounds sterling swap and forward agreements will require the Company to pay 65.0 million in sterling between January 2001 and October 2002 in exchange for $103.3 million in U.S. currency.
     The agreements contain rights of offset which minimize the Company's exposure to credit loss in the event of nonperformance by one of the counterparties. The interest rates payable on the foreign currency swap agreements are slightly higher than the interest rates receivable on the currency exchanged, resulting in deferred interest costs which are being amortized to interest expense over the term of the related agreements. The premium costs or discounts associated with the forward contracts are being amortized over the term of the related agreements and are included with the gains or losses of the hedging instrument. The unamortized balance of the net deferred costs was $2.1 million and $3.2 million as of January 29, 2000 and January 30, 1999, respectively.
     The counterparties to the forward exchange contracts and swap agreements are major international financial institutions. The Company periodically monitors its position and the credit ratings of the counterparties and does not anticipate losses resulting from the nonperformance of these institutions.
     The fair value of the Company's long-term debt, including current installments, is estimated using discounted cash flow analysis based upon the Company's current incremental borrowing rates for similar types of borrowing arrangements. The fair value of long-term debt, including current installments, at January 29, 2000 approximates the carrying value of $419.7 million. These estimates do not necessarily reflect certain provisions or restrictions in the various debt agreements which might affect the Company's ability to settle these obligations.

E. Commitments

The Company is committed under long-term leases related to its continuing operations for the rental of real estate, and fixtures and equipment. Virtually all of the Company's leases are for a ten year initial term with options to extend for one or more five year periods. Certain Marshalls leases, acquired in fiscal 1996, had remaining terms ranging up to twenty-five years. Leases for T.K. Maxx are generally for fifteen to twenty-five years with ten year kick-out options. Many of the leases contain escalation clauses. In addition, the Company is generally required to pay insurance, real estate taxes and other operating expenses including, in some cases, rentals based on a percentage of sales.
     Following is a schedule of future minimum lease payments for continuing operations as of January 29, 2000:

                                               Capital            Operating
In Thousands                                   Leases               Leases
---------------------------------------------------------------------------
Fiscal Year
2001                                         $       --          $  361,037
2002                                              3,415             334,796
2003                                              3,726             310,638
2004                                              3,726             278,996
2005                                              3,726             243,653
Later years                                      41,574           1,053,016
                                             ------------------------------
Total future minimum lease payments          $   56,167          $2,582,136
                                             ==============================

The capital lease commitments relate to a 283,000 square foot addition to the Company's home office facility. Construction of the addition is in progress, with completion currently scheduled for the first quarter of fiscal 2002. The Company will recognize a capital lease asset and related obligation of approximately $34 million at the time rental payments are to commence.
     The rental expense under operating leases for continuing operations amounted to $352.6 million, $318.1 million and $301.9 million for fiscal years 2000, 1999 and 1998, respectively. The present value of the Company's operating lease obligations approximates $1,814.8 million as of January 29, 2000, including $225.1 million payable on operating lease obligations in fiscal 2001.
     The Company had outstanding letters of credit in the amounts of $37.6 million and $40.4 million as of January 29, 2000 and January 30, 1999, respectively. Letters of credit are issued by the Company primarily for the purchase of inventory.

F. Stock Compensation Plans

In the following note, all references to historical awards, outstanding awards and availability of shares for future grants under the Company's stock incentive plans and related prices per share have been restated, for comparability purposes, for the two-for-one stock splits distributed in June 1998 and June 1997.
     The Company has a Stock Incentive Plan under which options and other stock awards may be granted to certain officers and key employees. The Stock Incentive Plan, as amended, provides for the issuance of up to 42 million shares with 12.5 million shares available for future grants as of January 29, 2000. The Company also has a Directors' Stock Option Plan under which stock options are granted to directors who are not otherwise employed by the Company. This plan provides for the issuance of up to 200,000 shares. There are 66,000 shares available for future grants under this plan as of January 29, 2000.
     Under its stock option plans, the Company has granted options for the purchase of common stock, generally within ten years from the grant date at option prices of 100% of market price on the grant date. Most options outstanding are exercisable at various percentages starting one year after the grant, while certain options are exercisable in their entirety three years after the grant date. Options granted to directors become fully exercisable one year after the date of grant.
     A summary of the status of the Company's stock options and related Weighted Average Exercise Prices ("WAEP"), adjusted for the two-for-one stock splits distributed in June 1998 and June 1997, is presented below (shares in thousands):

                                                                                Fiscal Year Ended
                                            ----------------------------------------------------------------------------------------
                                                January 29, 2000               January 30, 1999                January 31, 1998

                                            ----------------------------------------------------------------------------------------
                                            Shares            WAEP         Shares             WAEP         Shares             WAEP
------------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year            10,105         $   12.04       10,507          $    9.04        8,192          $    6.10
Granted                                      3,164             29.26        1,964              21.77        4,338              12.97
Exercised                                   (1,275)             7.13       (2,215)              6.31       (1,756)              5.31
Canceled                                      (162)            20.52         (151)             13.35         (267)              7.31
                                            ----------------------------------------------------------------------------------------
Outstanding at end of year                  11,832             17.06       10,105              12.04       10,507               9.04
                                            ----------------------------------------------------------------------------------------
Options exercisable at end of year           5,980         $   10.77        4,796          $    8.01        3,932          $    5.89
                                            ========================================================================================

Virtually all canceled options are forfeitures. The Company realizes an income tax benefit from the exercise of stock options which results in a decrease in current income taxes payable and an increase in additional paid-in capital. Such benefits amounted to $11.7 million, $13.8 million and $6.1 million for the fiscal years ended January 29, 2000, January 30, 1999 and January 31, 1998, respectively.
     The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," and continues to apply the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for compensation expense under its stock option plans. The Company grants options at fair market value on the date of the grant; accordingly, no compensation expense has been recognized for the stock options issued during fiscal years 2000, 1999 or 1998. Compensation expense determined in accordance with SFAS No. 123, net of related income taxes, would have amounted to $12.9 million, $8.7 million and $5.5 million for fiscal 2000, fiscal 1999 and fiscal 1998, respectively. Income from continuing operations, net income and related earnings per share amounts presented on a pro forma basis are as follows:

                                                                   Unaudited Pro Forma Fiscal Year Ended

                                                             -----------------------------------------------------
                                                             January 29,          January 30,          January 31,
Dollars In Thousands Except Per Share Amounts                   2000                 1999                 1998
------------------------------------------------------------------------------------------------------------------
                                                                                                        (53 weeks)
Income from continuing operations before extraordinary
    item and cumulative effect of accounting change          $   513,862          $   424,512          $   301,129
    Per diluted share                                        $      1.62          $      1.27          $       .86

Net income                                                   $   508,708          $   415,464          $   299,352
    Per diluted share                                        $      1.60          $      1.24          $       .85

For purposes of applying the provisions of SFAS No. 123 for the pro forma calculations, the fair value of each option grant issued during fiscal 2000, 1999 and 1998 is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield of 1% in each fiscal year, expected volatility of 46%, 40% and 38% in fiscal 2000, 1999 and 1998, respectively, a risk-free interest rate of 6.4% in fiscal 2000, 5.0% in fiscal 1999 and 5.8% in fiscal 1998, and expected holding periods of six years in all fiscal periods. The weighted average fair value of options granted during fiscal 2000, 1999 and 1998 was $14.38, $9.28 and $5.52 per share, respectively.
     The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. SFAS No. 123 does not apply to awards prior to 1995, and additional awards in future years are anticipated.
     The following table summarizes information about stock options outstanding as of January 29, 2000 (shares in thousands):

                                         Options Outstanding                      Options Exercisable

                              ------------------------------------------------------------------------------
                                              Weighted
                                              Average            Weighted                        Weighted
Range of                                     Remaining           Average                         Average
Exercise Prices               Shares       Contract Life      Exercise Price    Shares        Exercise Price
------------------------------------------------------------------------------------------------------------
$ 2.5625 - $ 6.3125           1,575          4.2 Years          $    5.06        1,575          $    5.06
$ 6.3126 - $10.6875           2,766          6.8 Years               9.71        2,433               9.58
$10.6876 - $14.4688           2,503          7.5 Years              13.97        1,340              14.44
$14.4689 - $21.7500           1,829          8.6 Years              21.74          604              21.74
$21.7501 - $30.5000           3,159          9.6 Years              29.21           28              23.94
                             ------                                              -----
              Total          11,832          7.6 Years          $   17.06        5,980          $   10.77

During fiscal 1998, a special deferred compensation award was granted to the Company's then Chief Executive Officer, initially denominated in 900,000 shares of the Company's stock with a fair value of $10.69 per share at the date of grant. The shares vested at the time of the grant and the Company recorded a deferred compensation charge of $9.6 million at the time of the grant. The award provided the executive the option to periodically denominate the shares granted into other investments. The Company was subject to income statement charges or credits for changes in the fair market value of TJX common stock to the extent the award, or a portion thereof, was denominated in TJX stock. The Company recorded additional compensation expense of $1.1 million, $6.3 million and $5.6 million in fiscal 2000, 1999 and 1998, respectively, due to the increase in market value of the shares of Company stock from date of grant. As of January 29, 2000, all of the shares have been denominated into other investments. The Company separately transferred funds to a trust in an amount equal to the value of the new investment elections at the time such elections were made by the executive. The trust assets are included in other assets on the balance sheet and are invested in a manner that matches the elections made by the executive. Thus, deferred compensation adjustments due to the change in the executive's deferred compensation account are offset by similar amounts due to gains or losses on the trust assets.
     The Company has also issued restricted stock and performance based stock awards under the Stock Incentive Plan. Restricted stock awards are issued at par value, or at no cost, and have restrictions which generally lapse over three to five years from date of grant. At January 31, 1998, the performance based stock awards had either vested or been forfeited. The market value in excess of cost is charged to income ratably over the period during which these awards vest, such pre-tax charges amounted to $1.1 million, $619,000 and $2.7 million in fiscal years 2000, 1999 and 1998, respectively. The market value of the awards is determined at date of grant for restricted stock awards, and at the date shares are earned for performance based awards.
     There has been a combined total of 131,480 shares, 4,000 shares and 1,023,834 shares for deferred, restricted and performance based awards issued in the fiscal years ended January 2000, 1999 and 1998, respectively. There were 3,000 and 300,000 shares forfeited for the fiscal years ended January 2000 and 1998, respectively. There were no shares forfeited during the fiscal year ended January 1999. The weighted average market value per share of these stock awards at grant date was $29.55, $18.03 and $10.89 for fiscal 2000, 1999 and 1998, respectively.
     During fiscal 1998, the Company formed a deferred stock compensation plan for its outside directors which replaced the Company's retirement plan for directors. Each director's deferred stock account has been credited with deferred stock to compensate for the value of such director's accrued retirement benefit. Additional share awards valued at $10,000 are issued annually to each eligible director. Currently, there are 27,391 deferred shares outstanding, actual shares will be issued at retirement. The Company has 100,000 shares held in treasury from which such shares will be issued.

G. Capital Stock and Earnings Per Share

Capital Stock: The Company distributed a two-for-one stock split, effected in the form of a 100% stock dividend, on June 25, 1998 to shareholders of record on June 11, 1998, which resulted in the issuance of 158.9 million shares of common stock and corresponding decreases of $96.5 million in additional paid-in capital and $62.4 million in retained earnings. Similar transfers were made between additional paid-in capital and common stock in the amount of $79.8 million, reflecting the two-for-one stock split of June 26, 1997 to shareholders of record on June 11, 1997. All historical earnings per share amounts have been restated to reflect both two-for-one stock splits. Reference to common stock activity before the distribution of the related stock split has not been restated unless otherwise noted. All activity after the distribution date reflects the two-for-one stock splits.
     On November 17, 1995, the Company issued 1.5 million shares of Series E cumulative convertible preferred stock as part of the purchase price for Marshalls. The shares of Series E preferred stock, initially issued at a face value of $150 million, carried an annual dividend rate of $7.00 per share. During fiscal 1998, 770,200 shares of the Series E preferred stock were voluntarily converted into 8.3 million shares of common stock and 2,500 shares were repurchased. During fiscal 1999, 357,300 shares of Series E were voluntarily converted into 6.7 million shares of common stock. On November 18, 1998, the remaining 370,000 shares of the Series E preferred stock were mandatorily converted into 8.0 million shares of common stock in accordance with its terms. Inducement fees of $130,000 and $3.8 million were paid on the Series E voluntary conversions in fiscal 1999 and fiscal 1998, respectively. The Company recorded aggregate dividends, including inducement fees, on its preferred stock of $3.5 million in fiscal 1999 and $11.7 million in fiscal 1998. The preferred dividends reduce net income in computing net income available to common shareholders. As of January 29, 2000, the Company has authorization for the issuance of up to 5 million shares of preferred stock with none issued or outstanding at January 29, 2000.
     In June 1997, the Company announced a $250 million stock repurchase program. During fiscal 1998, the Company repurchased and retired 17.1 million shares of common stock (adjusted for stock splits) for a cost of $245.2 million. The program was completed in February 1998, at which time the Company announced a second $250 million stock repurchase program. In October 1998, the Company completed the second $250 million stock repurchase program, having repurchased
8.7 million shares, and announced its intentions to repurchase an additional $750 million of common stock over the next several years. The Company spent $601.3 million and $95.5 million through January 29, 2000 and January 30, 1999, respectively, on this repurchase program. In total, through January 29, 2000, the Company repurchased and retired 27.7 million shares under the $750 million repurchase program. Subsequent to year-end, the Company repurchased an additional 2.7 million shares, completing the $750 million stock repurchase program and announced a new multi-year, $1 billion stock repurchase program.

Earnings Per Share: The following schedule presents the calculation of basic and diluted earnings per share for income from continuing operations:

                                                                                            Fiscal Year Ended
                                                                           -------------------------------------------------------
                                                                           January 29,           January 30,           January 31,
Dollars In Thousands Except Per Share Amounts                                 2000                  1999                  1998
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                     (53 weeks)
Basic earnings per share:
    Income from continuing operations before extraordinary item
      and cumulative effect of accounting change                         $    526,822          $    433,202          $    306,592
    Less preferred stock dividends                                                 --                 3,523                11,668
                                                                         --------------------------------------------------------
    Income from continuing operations before extraordinary
      item and cumulative effect of accounting change
      available to common shareholders                                   $    526,822          $    429,679          $    294,924
                                                                         --------------------------------------------------------
    Weighted average common stock outstanding
      for basic earnings per share                                        314,577,145           318,073,081           321,474,046
    Basic earnings per share                                             $       1.67          $       1.35          $        .92

Diluted earnings per share:
    Income from continuing operations before extraordinary
      item and cumulative effect of accounting change
      available to common shareholders                                   $    526,822          $    429,679          $    294,924
    Add preferred stock dividends                                                  --                 3,523                11,668
                                                                         --------------------------------------------------------
    Income from continuing operations before extraordinary item and cumulative effect of accounting change for diluted
      earnings per share calculation                                     $    526,822          $    433,202          $    306,592
                                                                         --------------------------------------------------------

    Weighted average common stock outstanding
      for basic earnings per share                                        314,577,145           318,073,081           321,474,046
    Assumed conversion of:
      Convertible preferred stock                                                  --            10,914,354            24,032,172
      Stock options and awards                                              3,213,619             5,660,515             4,105,966
                                                                         --------------------------------------------------------
    Weighted average common shares for
      diluted earnings per share calculation                              317,790,764           334,647,950           349,612,184
                                                                         ========================================================
    Diluted earnings per share                                           $       1.66          $       1.29          $        .88

The weighted average common shares for diluted earnings per share calculation at January 29, 2000 excludes the incremental effect related to outstanding stock options whose exercise price is in excess of the average price of the Company's stock of $28.50 for the fiscal year. These options are excluded due to their antidilutive effect at January 29, 2000.

H. Income Taxes

The provision for income taxes includes the following:

                                                    Fiscal Year Ended
                                    ---------------------------------------------------
                                    January 29,         January 30,         January 31,
In Thousands                           2000                1999                1998
---------------------------------------------------------------------------------------
                                                                             (53 weeks)
Current:
    Federal                         $ 255,277           $ 231,811           $ 172,026
    State                              49,836              45,117              39,200
    Foreign                            20,212              13,784               8,117
Deferred:
    Federal                             3,885             (13,084)             (3,432)
    State                               1,984              (2,306)               (326)
    Foreign                            (4,079)             (4,512)                 94
                                    -------------------------------------------------
Provision for income taxes          $ 327,115           $ 270,810           $ 215,679
                                    =================================================

The Company had a net deferred tax asset as follows:

                                                                      January 29,         January 30,
In Thousands                                                             2000                1999
-----------------------------------------------------------------------------------------------------
Deferred tax assets:
    Foreign net operating loss carryforward                            $  30,107           $  30,660
    Reserve for discontinued operations                                   10,900              12,074
    Reserve for closed store and restructuring costs                      11,569              19,767
    Insurance costs not currently deductible for tax purposes              1,025               7,496
    Pension, postretirement and employee benefits                         48,968              48,556
    Leases                                                                15,596              13,379
    Other                                                                 24,709              24,255
    Valuation allowance                                                  (15,678)            (27,321)
                                                                       -----------------------------
      Total deferred tax assets                                          127,196             128,866
                                                                       -----------------------------
Deferred tax liabilities:
    Property, plant and equipment                                         19,240              17,056
    Safe harbor leases                                                    24,450              31,738
    Tradename                                                             45,408              47,373
    Other                                                                 14,955              10,313
                                                                       -----------------------------
      Total deferred tax liabilities                                     104,053             106,480
                                                                       -----------------------------
Net deferred tax asset                                                 $  23,143           $  22,386
                                                                       =============================

The Company has elected to repatriate the fiscal 2000 and 1999 earnings of its Canadian subsidiary. The majority of the fiscal 2000 and 1999 earnings of its Canadian subsidiary were repatriated and deferred foreign tax credits have been provided for on the undistributed portions for these years. Prior earnings of its Canadian subsidiary and all the earnings of the Company's other foreign subsidiaries are indefinitely reinvested and no deferred taxes have been provided for on those earnings.
     The Company has a United Kingdom and a Netherlands net operating loss carryforward of approximately $51 million and $9 million, respectively, for both tax and financial reporting purposes. The United Kingdom and Netherlands net operating losses do not expire under the current tax laws of each country. The Company also has a Puerto Rico net operating loss carryforward of approximately $30 million, for tax and financial reporting purposes, which was acquired in the Marshalls acquisition and expires in fiscal years 2001 through 2003. The Company recognized a deferred tax asset of $8.0 million and $3.4 million, in fiscal years 2000 and 1999 respectively, for the estimated future utilization of the Puerto Rico net operating loss carryforward. The valuation allowance relates to the Company's foreign net operating losses that have not yet been recognized or are likely to expire. Additional utilization of these net operating loss carryforwards is dependent upon future earnings of the Company's foreign subsidiaries.
     The Company's worldwide effective tax rate was 38% for the fiscal years ended January 29, 2000, and January 30, 1999, and 41% for the fiscal year ended January 31, 1998. The difference between the U.S. federal statutory income tax rate and the Company's worldwide effective income tax rate is summarized as follows:

                                                         Fiscal Year Ended
                                             -----------------------------------------
                                             January 29,    January 30,    January 31,
                                                2000           1999           1998
--------------------------------------------------------------------------------------
U.S. federal statutory income tax rate           35%            35%            35%
Effective state income tax rate                   4              4              5
Impact of foreign operations                     (1)            (1)            --
All other                                        --             --              1
                                                 --------------------------------
Worldwide effective income tax rate              38%            38%            41%
                                                 ================================

I. Pension Plans and Other Retirement Benefits

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

                                                                       Pension                           Postretirement Medical
                                                          --------------------------------          --------------------------------
                                                                  Fiscal Year Ended                         Fiscal Year Ended
                                                          --------------------------------          --------------------------------
                                                          January 29,          January 30,          January 29,          January 30,
Dollars In Thousands                                         2000                 1999                 2000                 1999
------------------------------------------------------------------------------------------------------------------------------------
Change in benefit obligation:
    Benefit obligation at beginning of year                $ 152,047            $ 127,148            $  24,992            $  21,172
      Service cost                                            11,781               10,538                1,366                1,405
      Interest cost                                           10,768                9,647                1,430                1,610
      Participants' contributions                                 --                   --                   14                   11
      Actuarial (gains) losses                               (20,393)              11,027               (8,165)               1,712
      Settlement                                              (7,434)                  --                   --                   --
      Benefits paid                                           (6,039)              (5,497)              (1,108)                (918)
      Expenses paid                                             (720)                (816)                  --                   --
                                                           ------------------------------            ------------------------------
    Benefit obligation at end of year                      $ 140,010            $ 152,047            $  18,529            $  24,992
                                                           ==============================            ==============================

Change in plan assets:
    Fair value of plan assets at beginning of year         $ 123,191            $ 110,234            $      --            $      --
      Actual return on plan assets                            15,024                8,164                   --                   --
      Employer contribution                                    8,735               11,106                1,094                  907
      Participants' contributions                                 --                   --                   14                   11
      Benefits paid                                           (6,039)              (5,497)              (1,108)                (918)
      Expenses paid                                             (720)                (816)                  --                   --
                                                           ------------------------------            ------------------------------
    Fair value of plan assets at end of year               $ 140,191            $ 123,191            $      --            $      --
                                                           ==============================            ==============================

Reconciliation of funded status:
    Benefit obligation at end of year                      $ 140,010            $ 152,047            $  18,529            $  24,992
    Fair value of plan assets at end of year                 140,191              123,191                   --                   --
                                                           ------------------------------            ------------------------------
    Funded status - excess (assets) obligations                 (181)              28,856               18,529               24,992
    Unrecognized transition obligation                           447                  522                   --                   --
    Unrecognized prior service cost                              685                  773                1,278                1,616
    Unrecognized actuarial (gains) losses                    (21,282)               4,909               (4,167)               3,997
                                                           ------------------------------            ------------------------------
    Net accrued liability recognized                       $  19,969            $  22,652            $  21,418            $  19,379
                                                           ========================================================================

Weighted average assumptions:
    Discount rate                                               7.66%                6.63%                7.75%                6.75%
    Expected return on plan assets                              9.00%                9.00%                 N/A                  N/A
    Rate of compensation increase                               4.00%                4.00%                4.00%                4.00%

The projected benefit obligation and accumulated benefit obligation of the Company's unfunded supplemental retirement plan was $18.6 million and $14.3 million, respectively, as of January 29, 2000 and $26.2 million and $20.1 million, respectively, as of January 30, 1999.

     For measurement purposes of the postretirement medical plan, a 3.77% annual rate of increase in the per capita cost of covered health care benefits was assumed and is gradually reduced to zero. The impact of medical inflation eventually diminishes because of the $3,000 per capita annual limit on medical benefits. An increase in the assumed health care cost trend rate of one percentage point for all future years would increase the accumulated postretirement benefit obligation at January 29, 2000 by about $868,000 and the total of the service cost and interest cost components of net periodic postretirement cost for fiscal 2000, by about $151,000. Similarly, decreasing the trend rate by one percentage point for all future years would decrease the accumulated postretirement benefit obligation at January 29, 2000 by about $826,000 as well as the total of the service cost and interest cost components of net periodic postretirement cost for fiscal 2000, by about $145,000.
     Following are the components of net periodic benefit cost:

                                                         Pension                           Postretirement Medical
                                                    Fiscal Year Ended                         Fiscal Year Ended
                                         ---------------------------------------   -------------------------------------
                                         January 29,   January 30,   January 31,   January 29,  January 30,  January 31,
In Thousands                                2000          1999          1998          2000         1999         1998
--------------------------------------------------------------------------------   -------------------------------------
Service cost                              $ 11,781      $ 10,538      $  8,372      $  1,366     $  1,405     $  1,366
Interest cost                               10,768         9,647         8,398         1,430        1,610        1,649
Expected return on plan assets             (11,060)       (9,991)       (7,937)           --           --           --
Amortization of transition obligation           75            75            75            --           --           --
Amortization of prior service cost              87            87           837           332          338          749
Recognized actuarial losses                    415         2,702           206            --          103           --
                                          ------------------------------------      ----------------------------------
Net periodic benefit cost                 $ 12,066      $ 13,058      $  9,951      $  3,128     $  3,456     $  3,764
                                          ====================================      ==================================

During the fiscal year ended January 29, 2000, the Company and its then Chief Executive Officer entered into an agreement whereby the executive waived his right to benefits under the Company's nonqualified plan in exchange for the Company's funding of a split-dollar life insurance policy. The exchange was accounted for as a settlement and the Company incurred a $1.5 million settlement loss, which is primarily the recognition of a portion of the deferred losses under the plan. The benefit exchange was designed so that the after-tax cash expenditures by the Company on the split-dollar policy are substantially equivalent on a present value basis to the after-tax cash expenditures the Company would have incurred under the nonqualified plan.
     The Company also sponsors an employee savings plan under Section 401(k) of the Internal Revenue Code for all eligible U.S. employees. Employees may contribute up to 15% of eligible pay. The Company matches employee contributions, up to 5% of eligible pay, at rates ranging from 25% to 50% based upon Company performance. The Company contributed, for all 401(k) plans, $6.2 million in fiscal 2000, $6.4 million in fiscal 1999 and $5.7 million in fiscal 1998.
     In the fourth quarter of fiscal 1999, the Company established a nonqualified savings plan for certain U.S. employees. The Company matches employee contributions at various rates which amounted to $634,000 in fiscal 2000 and $210,000 in fiscal 1999. The Company transfers employee withholdings and the related company match to a separate trust designated to fund the future obligations. The Company includes the trust assets in other assets on the balance sheets.
     In addition to the plans described above, the Company also maintains retirement/deferred savings plans for all eligible associates at its foreign subsidiaries. The Company contributed for these plans $682,000, $534,000 and $440,000 in fiscal years 2000, 1999 and 1998, respectively.

J. Accrued Expenses and Other Current Liabilities

The major components of accrued expenses and other current liabilities are as follows:

                                                                       January 29,       January 30,
In Thousands                                                              2000              1999
----------------------------------------------------------------------------------------------------
Employee compensation and benefits                                      $197,237          $173,630
Reserve for discontinued operations                                       27,304            29,660
Store closing and restructuring reserve, continuing operations            15,731            44,598
Insurance                                                                 26,436            44,654
Rent, utilities, advertising and other                                   383,630           396,451
                                                                        --------------------------
Accrued expenses and other current liabilities                          $650,338          $688,993
                                                                        ==========================

The Company's reserve for discontinued operations relates to obligations the Company retained or incurred in connection with the sale of its former Zayre, Hit or Miss and Chadwick's operations. During fiscal 2000, net expenditures of $2.3 million, relating primarily to lease obligations, reduced the reserve. During fiscal 1999, the reserve increased by a net amount of $11.9 million. The Company added $15 million to the reserve for additional lease related obligations, primarily for Hit or Miss locations, which was offset by charges against the reserve in fiscal 1999 of $3.1 million, primarily for charges for lease related costs associated with the former Zayre stores. The balance in the discontinued operations reserve of $27.3 million as of January 29, 2000 is for lease related obligations of the former Zayre and Hit or Miss locations, which are expected to reduce operating cash flows in varying amounts over the next ten to fifteen years, as leases reach their expiration dates or are settled.
     The reserve for store closings and restructurings is primarily for costs associated with the disposition and settlement of leases for the T.J. Maxx and Marshalls closings anticipated as a result of the Marshalls acquisition. The initial reserves established in fiscal 1996 were estimated at $244.1 million for the Marshalls store closing and restructuring plan and $35.0 million for the closing of certain T.J. Maxx stores. The estimated cost of $244.1 million for the Marshalls closings, recorded in fiscal 1996, was reduced in subsequent years due to a reduction in the number of planned closings and a reduction in the estimated cost of settling the related lease obligations. Reflecting these changes, the Company reduced the total reserve by $85.9 million in fiscal 1997 with additional adjustments reducing the reserve by $15.8 million in fiscal 1998 and $3.0 million in fiscal 2000. This reserve was a component of the allocation of the purchase price for Marshalls and the reserve adjustments in each fiscal year resulted in a corresponding reduction in the value assigned to the long-term assets acquired. The revised estimated cost for the Marshalls closing and restructuring plan of $139.4 million, includes $67.8 million for lease related obligations for 70 store and other facility closings, $9.6 million for property write-offs, $44.1 million for inventory markdowns and $17.9 million for severance, professional fees and all other costs associated with the restructuring plan. Property write-offs were the only non-cash charge to the reserve. The reserve established for the closing of certain T.J. Maxx stores in connection with the Marshalls acquisition was initially estimated at $35.0 million and was recorded as a pre-tax charge to income from continuing operations in fiscal 1996. Due to lower than anticipated costs of the T.J. Maxx closings, the Company recorded a pre-tax credit to income from continuing operations of $300,000 in fiscal 2000, $1.8 million in fiscal 1999 and $8.0 million in fiscal 1997. An additional charge to continuing operations of $700,000 was recorded in fiscal 1998. The revised estimated cost of the T.J. Maxx closings of $25.6 million, includes $13.5 million for lease related obligations of 32 store closings, non-cash charges of $9.8 million for property write-offs and $2.3 million for severance, professional fees and all other costs associated with the closings. All of the Marshalls and T.J. Maxx stores identified in the plan were closed as of January 30, 1998.
     The remaining balance in the store closing and restructuring reserve as of January 29, 2000 is $15.7 million. This balance is primarily for the estimated cost of the future lease obligations of the closed stores. The estimates and assumptions used in developing the remaining reserve requirements are subject to change, however, TJX believes it has adequate reserves for these obligations. The reserve also includes some activity relating to several HomeGoods store closings, the impact of which is immaterial. The following is a summary of the activity in the store closing and restructuring reserve for the last three fiscal years:

                                                                       Fiscal Year Ended
                                                        -------------------------------------------------
                                                        January 29,        January 30,        January 31,
In Thousands                                                2000              1999               1998
---------------------------------------------------------------------------------------------------------
Balance at beginning of year                             $ 44,598           $ 57,966           $ 95,867
Additions to the reserve                                       --              1,961                 --
Reserve adjustments:
    Adjust Marshalls restructuring reserve                 (3,000)                --            (15,843)
    Adjust T.J. Maxx store closing reserve                   (300)            (1,800)               700
Charges against the reserve:
    Lease related obligations                             (23,734)           (12,521)           (13,593)
    Severance and all other cash charges                       --               (927)            (1,876)
    Net activity relating to HomeGoods closings            (1,833)               (81)            (1,887)
    Non-cash property write-offs                               --                 --             (5,402)
                                                         ----------------------------------------------
Balance at end of year                                   $ 15,731           $ 44,598           $ 57,966
                                                         ==============================================

The use of the reserve will reduce operating cash flows in varying amounts over the next ten to fifteen years as the related leases reach their expiration dates or are settled.

K. Supplemental Cash Flows Information

There were no cash flows attributable to the operating results of the Company's discontinued operations during the years ended January 29, 2000 or January 30, 1999. The cash provided by discontinued operations for fiscal 1998 represents the collection of the balance of the credit card receivables retained by the Company upon the sale of its former Chadwick's division. The Company is also responsible for certain leases related to, and other obligations arising from, the sale of these operations, for which reserves have been provided in its reserve for discontinued operations. These reserves are included in accrued expenses. The cash flow impact of these obligations is reflected as a component of cash provided by operating activities in the statements of cash flows.
     The Company's cash payments for interest and income taxes, including discontinued operations, and its non-cash investing and financing activities are as follows:

                                                                           Fiscal Year Ended
                                                          --------------------------------------------------
                                                          January 29,         January 30,        January 31,
In Thousands                                                 2000                1999               1998
-----------------------------------------------------------------------------------------------------------
                                                                                                  (53 weeks)
Cash paid for:
    Interest                                               $  19,018           $  22,542          $  26,359
    Income taxes                                             332,622             275,538            199,025
Non-cash investing and financing activities:
    Conversion of Series E cumulative convertible
      preferred stock into common stock                           --              72,730             77,020
    Distribution of two-for-one stock split                       --             158,954             79,823
Change in accrued expenses due to:
    Stock repurchase                                          (3,300)             12,575                 --
    Dividends payable                                            977               1,246              1,973

L. Discontinued Operations and Related Contingent Liabilities

In October 1988, the Company completed the sale of its former Zayre Stores division to Ames Department Stores, Inc. ("Ames"). In April 1990, Ames filed for protection under Chapter 11 of the Federal Bankruptcy Code and in December 1992, Ames emerged from bankruptcy under a plan of reorganization.

     The Company remains contingently liable for the leases of most of the former Zayre stores still operated by Ames. The Company believes that the Company's contingent liability on these leases will not have a material effect on the Company's financial condition.
     The Company is also contingently liable on certain leases of its former warehouse club operations (BJ's Wholesale Club and HomeBase), which was spun-off by the Company in fiscal 1990 as Waban Inc. During fiscal 1998, Waban Inc. was renamed HomeBase, Inc. and spun-off from its BJ's Wholesale Club division (BJ's Wholesale Club, Inc.). HomeBase, Inc. and BJ's Wholesale Club, Inc. are primarily liable on their respective leases and have indemnified the Company for any amounts the Company may have to pay with respect to such leases. In addition, HomeBase, Inc., BJ's Wholesale Club, Inc. and the Company have entered into agreements under which BJ's Wholesale Club, Inc. has substantial indemnification responsibility with respect to such HomeBase, Inc. leases. The Company is also contingently liable on certain leases of BJ's Wholesale Club, Inc. for which both BJ's Wholesale Club, Inc. and HomeBase, Inc. remain liable. The Company believes that its contingent liability on the HomeBase, Inc. and BJ's Wholesale Club, Inc. leases will not have a material effect on the Company's financial condition.
     The Company is also contingently liable on approximately 24 store leases and the office and warehouse leases of its former Hit or Miss division which was sold by the Company in September 1995. During the third quarter of fiscal 1999, the Company increased its reserve for its discontinued operations by $15 million ($9 million after tax), primarily for potential lease liabilities relating to guarantees on leases of its former Hit or Miss division. The after-tax cost of $9 million, or $.02 per diluted share, was recorded as a loss from discontinued operations.

M. Segment Information

The Company has two reportable segments. The off-price family apparel segment includes the T.J. Maxx, Marshalls and A.J. Wright domestic store chains and the Company's foreign store chains, Winners and T.K. Maxx. The Company manages the results of its T.J. Maxx and Marshalls chains on a combined basis. The other chains, whose operating results are managed separately, sell similar product categories and share similar economic and other characteristics of the T.J. Maxx and Marshalls operations and are aggregated with the off-price family apparel segment. This segment generated 8.9% of its fiscal 2000 revenue from its foreign operations. All of these stores offer apparel for the entire family with limited offerings of giftware and domestics. The Company's other segment, the off-price home fashion stores, is made up of the Company's HomeGoods stores, which offer a wide variety of home furnishings.
     The Company evaluates the performance of its segments based on pre-tax income before general corporate expense, goodwill amortization and interest. For data on business segments for fiscal years 2000, 1999 and 1998, see page 22.

THE TJX COMPANIES, INC.


REPORT OF INDEPENDENT ACCOUNTANTS

PRICEWATERHOUSECOOPERS

To the Board of Directors and Shareholders of The TJX Companies, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of The TJX Companies, Inc. and subsidiaries (the "Company") at January 29, 2000 and January 30, 1999, and the results of its operations and its cash flows for each of the three years in the period ended January 29, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Boston, Massachusetts                           /s/ PricewaterhouseCoopers LLP
February 29, 2000


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


/s/ Bernard Cammarata                                             /s/ Donald G. Campbell
Bernard Cammarata                                                 Donald G. Campbell
Chairman and Chief Executive Officer                              Executive Vice President - Finance and
                                                                  Chief Financial Officer

February 29, 2000

THE TJX COMPANIES, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Accounting Change

In February 2000, TJX announced it had adopted the provisions of the Securities and Exchange Commission's Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements," issued in December 1999. The SAB requires that "layaway sales" (when a customer puts merchandise on hold for pick up within 30 days) be recorded as a sale at the time the customer picks up the merchandise. We had previously recorded such sales at the time the customer paid a deposit and had the merchandise put on hold. TJX restated its earnings for the first three quarters of the fiscal year ended January 29, 2000 and recorded a $5.2 million, or $.02 per share, non-cash charge for the cumulative effect of the accounting change, effective January 31, 1999. The accounting change simply defers the recognition of the layaway sales, and on a full year basis has little impact on our results of operations. However, due to the seasonal influences of the business the accounting change results in a shift of sales and earnings among our quarterly reporting periods. Presented below is a summary of the restated income statement data for the first three quarters of the fiscal year ended January 29, 2000:

                                                 13 Weeks Ended                13 Weeks Ended                13 Weeks Ended

                                           ---------------------------------------------------------------------------------------
Dollars In Thousands                              May 1, 1999                   July 31, 1999               October 30, 1999
Except Per Share Amounts                   As Reported    As Restated     As Reported    As Restated    As Reported    As Restated
----------------------------------------------------------------------------------------------------------------------------------
Net sales                                  $ 1,952,084    $ 1,930,506     $ 2,098,644    $ 2,102,851    $ 2,257,094    $ 2,235,054
Cost of sales, including buying
    and occupancy costs                      1,431,479      1,418,792       1,583,132      1,585,248      1,659,885      1,646,270
Income before cumulative effect
    of accounting change                       127,662        122,274         114,679        115,881        156,974        151,717
Cumulative effect of accounting change,
    net of income taxes                             --         (5,154)             --             --             --             --
Net income                                 $   127,662    $   117,120     $   114,679    $   115,881    $   156,974    $   151,717
Diluted earnings per share:
    Income before cumulative effect
      of accounting change                 $       .39    $       .38     $       .36    $       .36    $       .50    $       .48
    Net income                             $       .39    $       .36     $       .36    $       .36    $       .50    $       .48

Results of Operations

Continuing Operations: Income from continuing operations before extraordinary item and cumulative effect of accounting change ("income from continuing operations") was $526.8 million in fiscal 2000, $433.2 million in fiscal 1999, and $306.6 million in fiscal 1998. Income from continuing operations per share was $1.66 in fiscal 2000, versus $1.29 in fiscal 1999 and $.88 in fiscal 1998.
     Net sales for fiscal 2000 were $8.80 billion, an increase of 10.6% over net sales of $7.95 billion in fiscal 1999. Net sales for fiscal 1999 increased 7.6% over net sales of $7.39 billion in fiscal 1998. Fiscal 1998 included 53 weeks while fiscal 2000 and 1999 each included 52 weeks. The increase in net sales for fiscal 1999 over a comparable 52-week period in fiscal 1998 was 9.0%. Consolidated same store sales on a 52-week basis increased 5% in fiscal 2000 and fiscal 1999. Percentage increases in same store sales, on a divisional basis, are as follows:

                                                                 Fiscal Year Ended
                                                             ----------------------------
                                                             January 29,      January 30,
                                                                2000             1999
-----------------------------------------------------------------------------------------
Marmaxx                                                         + 4%             + 5%
Winners                                                         + 8%             +13%
T.K. Maxx                                                       +12%             +12%
HomeGoods                                                       +13%             + 9%

New store growth and comparable store sales increases resulted in the overall sales growth. Net sales at Marmaxx (the internal combination of T.J. Maxx and Marshalls) reflects strong performance geographically throughout the country in fiscal 2000 with non-apparel sales gains generally ahead of increases in apparel sales. Winners and T.K. Maxx sales performance in both years reflects the growing acceptance of the off-price concept in their respective countries. HomeGoods also has shown improvement in both fiscal 2000 and 1999, as it is positioned to participate in the rapidly growing home furnishings market. A.J. Wright has shown progress as we continue to pursue marketing strategies designed to educate the moderate-income consumer about the off-price concept.
     Cost of sales, including buying and occupancy costs, as a percentage of net sales was 74.8%, 74.9% and 76.8% in fiscal 2000, 1999 and 1998, respectively. The improvement in this ratio in fiscal 2000 and fiscal 1999, as compared to fiscal 1998, largely reflects the integration of the benefits associated with the acquisition of Marshalls. Fiscal 2000 and 1999 also reflect a reduction in occupancy costs as a percentage of net sales as compared to fiscal 1998. TJX has also managed its inventories tightly, allowing us to take advantage of better buys in the marketplace. This has aided merchandise margins, primarily at Marmaxx, while, at the same time, allowing us to pass on better values to our customers.
     Selling, general and administrative expenses as a percentage of net sales were 15.4% in fiscal 2000, 16.2% in fiscal 1999 and 16.0% in fiscal 1998. This ratio is largely influenced by certain corporate charges and other gains and losses included in corporate expenses over the last three years. Selling, general and administrative expenses for fiscal 2000 include a pre-tax gain of $8.5 million, due to the receipt of common stock in the demutualization of Manulife Financial, while fiscal 1999 includes charges of $7.5 million for a charitable cash donation to The TJX Foundation, $3.5 million for the settlement of the Hit or Miss note receivable and $6.3 million associated with an executive deferred compensation award. These components result in a reduction in the selling, general and administrative expenses as a percentage of net sales in fiscal 2000 as compared to fiscal 1999. Selling, general and administrative expenses for fiscal 1998 included a charge of $15.2 million associated with the foregoing executive deferred compensation award, offset by a gain of $6.0 million from the sale of Brylane, Inc. common stock, as compared to the aggregate charges of $17.3 million for fiscal 1999 referenced above. This resulted in an increase in selling, general and administrative expenses as a percentage of net sales in fiscal 1999, as compared to fiscal 1998. In fiscal 2000, the improvement in this ratio also reflects the benefit of our sales growth along with the levering of expenses, particularly at our newer divisions.
     Interest expense, net of interest income, was $7.3 million, $1.7 million and $4.5 million in fiscal 2000, 1999 and 1998, respectively. Interest income was $13.1 million in fiscal 2000 versus $20.5 million and $21.6 million in fiscal 1999 and 1998, respectively. The increase in net interest expense for fiscal 2000 is due to the reduction in interest income. The reduction in interest income is largely the result of TJX's stock repurchase activity in fiscal 2000, as compared to the prior year.
     TJX's effective income tax rate was 38% in fiscal 2000 and fiscal 1999 and 41% in fiscal 1998. The reduction in the fiscal 2000 and fiscal 1999 effective income tax rates is due to a lower effective state income tax rate, the benefit of foreign tax credits and foreign net operating loss carryforwards. In addition the fiscal 1999 rate was aided by a charitable donation of appreciated property. In fiscal 2000 and fiscal 1999, TJX elected to repatriate the current year earnings of its Canadian subsidiary, which favorably affected the tax provision.

Segment Results: TJX's information on its major business segments is presented in Note M to the consolidated financial statements. Certain divisions are aggregated for segment reporting purposes. Presented below is a summary of additional operating statistics of TJX and its major operating divisions. Operating income is pre-tax income before general corporate expense, goodwill amortization and interest.

                                   Net Sales                       Operating Income                  Operating Margin
                               Fiscal Year Ended                   Fiscal Year Ended                 Fiscal Year Ended
                                    January                             January                           January
                        --------------------------------------------------------------------------------------------------
Dollars In Millions     2000         1999         1998        2000       1999        1998        2000      1999      1998
--------------------------------------------------------------------------------------------------------------------------
TJX Consolidated     $  8,795.3   $  7,949.1   $  7,389.1   $  901.1   $  777.8    $  588.3      10.2%      9.8%      8.0%

Marmaxx                 7,779.8      7,196.3      6,814.4      849.6      753.9       574.9      10.9      10.5       8.4
Winners                   466.8        387.4        326.3       54.9       39.8        25.5      11.8      10.3       7.8
T.K. Maxx                 298.7        222.1        150.2        6.5       (2.2)       (3.4)      2.2      (1.0)     (2.3)
HomeGoods                 206.8        132.5         98.1        4.6       (5.0)       (8.6)      2.2      (3.7)     (8.8)

Net Income: Net income for fiscal 2000 includes a $5.2 million charge, or $.02 per share, for the cumulative effect of the accounting change for layaway sales. Net income for fiscal 1999 includes an after-tax charge to discontinued operations of $9.0 million for lease related obligations, primarily for our former Hit or Miss stores. Fiscal 1998 includes an extraordinary charge of $1.8 million for the early retirement of debt.
     Net income, after reflecting the above items, was $521.7 million, or $1.64 per share in fiscal 2000, $424.2 million, or $1.27 per share in fiscal 1999 and $304.8 million, or $.87 per share in fiscal 1998.

Capital Sources and Liquidity

Operating Activities: Net cash provided by operating activities was $578.0 million, $628.9 million and $383.5 million in fiscal 2000, 1999 and 1998, respectively. The decrease in cash provided by operations in fiscal 2000 versus fiscal 1999 reflects funding of the trusts related to deferred compensation arrangements, and the reduction of certain accrued expenses, primarily insurance obligations and the store closing and restructuring reserve, as compared to fiscal 1999. The increase in cash provided by operations in fiscal 2000 and fiscal 1999, as compared to fiscal 1998, reflects increased earnings and strong inventory management. Inventories as a percentage of net sales were 14.0% in fiscal 2000, 14.9% in fiscal 1999 and 16.1% in fiscal 1998. Strong sales volume, coupled with tight inventory control, resulted in faster inventory turns, all of which favorably impacted the inventory ratios for fiscal 2000 and fiscal 1999. Working capital was $334.2 million in fiscal 2000, $436.3 million in fiscal 1999 and $465.0 million in fiscal 1998. The reduction in fiscal 2000, as compared to fiscal 1999 and fiscal 1998, reflects a lower cash position at year-end and an increase in the current installments of long-term debt.
     The cash flows from operating activities for fiscal 2000, 1999 and 1998 have been reduced by $27.9 million, $16.6 million and $23.2 million, respectively, for cash expenditures charged against the store closing and restructuring reserve, and the discontinued operations reserve.
     The reserve for store closings and restructurings is primarily for costs associated with the disposition and settlement of leases for the T.J. Maxx and Marshalls closings anticipated as a result of the Marshalls acquisition. The initial reserves established in fiscal 1996 were estimated at $244.1 million for the Marshalls store closing and restructuring plan and $35.0 million for the closing of certain T.J. Maxx stores. The estimated cost of $244.1 million for the Marshalls closings, recorded in fiscal 1996, was reduced in subsequent years due to a reduction in the number of planned closings and a reduction in the estimated cost of settling the related lease obligations. Reflecting these changes, TJX reduced the total reserve by $85.9 million in fiscal 1997 with additional adjustments reducing the reserve by $15.8 million in fiscal 1998 and $3.0 million in fiscal 2000. This reserve was a component of the allocation of the purchase price for Marshalls and the reserve adjustments in each fiscal year resulted in a corresponding reduction in the value assigned to the long-term assets acquired. The revised estimated cost for the Marshalls closing and restructuring plan of $139.4 million, includes $67.8 million for lease related obligations for 70 store and other facility closings, $9.6 million for property write-offs, $44.1 million for inventory markdowns and $17.9 million for severance, professional fees and all other costs associated with the restructuring plan. Property write-offs were the only non-cash charge to the reserve. The reserve established for the closing of certain T.J. Maxx stores in connection with the Marshalls acquisition was initially estimated at $35.0 million and was recorded as a pre-tax charge to income from continuing operations in fiscal 1996. Due to lower than anticipated costs of the T.J. Maxx closings, TJX recorded a pre-tax credit to income from continuing operations of $300,000 in fiscal 2000, $1.8 million in fiscal 1999 and $8.0 million in fiscal 1997. An additional charge to continuing operations of $700,000 was recorded in fiscal 1998. The revised estimated cost of the T.J. Maxx closings of $25.6 million, includes $13.5 million for lease related obligations of 32 store closings, non-cash charges of $9.8 million for property write-offs and $2.3 million for severance, professional fees and all other costs associated with the closings. All of the Marshalls and T.J. Maxx stores identified in the plan were closed as of January 30, 1998.
     The remaining balance in the store closing and restructuring reserve as of January 29, 2000 is $15.7 million. This balance is primarily for the estimated cost of the future lease obligations of the closed stores. The estimates and assumptions used in developing the remaining reserve requirements are subject to change, however, TJX believes it has adequate reserves for these obligations. The reserve also includes some activity relating to several HomeGoods store closings, the impact of which is immaterial. The following is a summary of the activity in the store closing and restructuring reserve for the last three fiscal years:

                                                                        Fiscal Year Ended
                                                        -------------------------------------------------
                                                        January 29,        January 30,        January 31,
In Thousands                                               2000               1999               1998
---------------------------------------------------------------------------------------------------------
Balance at beginning of year                             $ 44,598           $ 57,966           $ 95,867
Additions to the reserve                                       --              1,961                 --
Reserve adjustments:
    Adjust Marshalls restructuring reserve                 (3,000)                --            (15,843)
    Adjust T.J. Maxx store closing reserve                   (300)            (1,800)               700
Charges against the reserve:
    Lease related obligations                             (23,734)           (12,521)           (13,593)
    Severance and all other cash charges                       --               (927)            (1,876)
    Net activity relating to HomeGoods closings            (1,833)               (81)            (1,887)
    Non-cash property write-offs                               --                 --             (5,402)
                                                         ----------------------------------------------
Balance at end of year                                   $ 15,731           $ 44,598           $ 57,966
                                                         ==============================================

The use of the reserve will reduce operating cash flows in varying amounts over the next ten to fifteen years as the related leases reach their expiration dates or are settled. This future spending will not have a material impact on future cash flows or TJX's financial condition.
     TJX also has a reserve for future obligations relating to its discontinued operations. During fiscal 2000, net expenditures of $2.3 million, relating primarily to lease obligations, reduced the reserve. During fiscal 1999, the reserve increased by a net amount of $11.9 million. We added $15.0 million to the reserve for additional lease related obligations, primarily for our former Hit or Miss division, which was offset by charges against the reserve in fiscal 1999 of $3.1 million, primarily for lease related costs associated with the former Zayre stores. The reserve decreased in fiscal 1998 by $5.8 million, primarily due to settlement costs associated with our former Chadwick's division as well as lease related costs associated with the former Zayre and Hit or Miss locations. The balance of the discontinued operations reserve as of January 29, 2000 is $27.3 million and relates to lease related obligations of the former Zayre and Hit or Miss locations. Future spending against the discontinued operations reserve will reduce operating cash flows in varying amounts over the next ten to fifteen years, as leases reach termination dates or are settled. This future spending will not have a material impact on future cash flows or TJX's financial condition. TJX is also contingently liable on certain leases of its discontinued operations. See Note L to the consolidated financial statements for further information.

Investing Activities: TJX's cash flows for investing activities include capital expenditures for the last two years as set forth in the table below:

                                                                   Fiscal Year Ended
                                                               ---------------------------
                                                               January 29,     January 30,
In Millions                                                       2000            1999
------------------------------------------------------------------------------------------
New stores                                                      $   81.2        $   66.7
Store renovations and improvements                                  96.1            92.1
Office and distribution centers                                     61.3            48.9
------------------------------------------------------------------------------------------
    Capital expenditures                                        $  238.6        $  207.7
==========================================================================================

TJX expects that capital expenditures will approximate $285 million for fiscal year 2001. This includes $102.1 million for new stores, $92.1 million for store renovations and improvements and $90.8 million for our office and distribution centers.
     Investing activities for fiscal 1999 and fiscal 1998 include proceeds of $9.4 million and $15.7 million, respectively, for the sale of shares of Brylane, Inc. common stock. The Brylane, Inc. common stock, all of which has been disposed of, was obtained through the conversion of a $20 million convertible note received by the Company as partial consideration for the sale of Chadwick's. Fiscal 1998 also includes a payment by TJX, to Brylane, of $33.2 million as a final settlement of the proceeds from the sale of Chadwick's. As part of the sale of Chadwick's, TJX retained the consumer credit card receivables of the division as of the closing date, which totaled approximately $125 million, with $54.5 million still outstanding as of January 25, 1997. The balance of the receivables was collected in the first quarter of fiscal 1998 and is classified as cash provided by discontinued operations.

Financing Activities: In December 1999, TJX issued $200 million of 7.45% unsecured notes resulting in net proceeds of $198.1 million. The proceeds are being used for general corporate purposes and in support of our ongoing stock repurchase program. The strong cash flows from operations exceeded our needs in fiscal 1999 and fiscal 1998, thus no additional borrowings were required in those years. Financing activities include principal payments on long-term debt of $695,000 in fiscal 2000, $23.4 million in fiscal 1999 and $27.2 million in fiscal 1998. Fiscal 1998 principal payments included $8.5 million to fully retire our 9 1/2% sinking fund debentures.
     At year-end, TJX had a $750 million, multi-year, stock repurchase program in effect under which it had repurchased 27.7 million shares at an aggregate cost of $696.8 million through January 29, 2000. Subsequent to year-end, TJX repurchased an additional 2.7 million shares, completing the $750 million stock repurchase program and announced a new multi-year, $1 billion stock repurchase program. In addition, during fiscal 1998 and fiscal 1999, TJX also repurchased stock under two separate $250 million stock repurchase programs. TJX has had cash expenditures, under all of its programs, of $604.6 million, $337.7 million and $245.2 million in fiscal 2000, 1999 and 1998, respectively, funded primarily by excess cash generated from operations. The total common shares repurchased (adjusted for stock splits) amounted to 23.6 million shares in fiscal 2000, 15.6 million in fiscal 1999 and 17.1 million in fiscal 1998.
     TJX declared quarterly dividends on its common stock of $.035 per share in fiscal 2000, $.03 per share in fiscal 1999 and $.025 per share in fiscal 1998. Cash payments for dividends on its common stock totaled $42.7 million in fiscal 2000, $36.5 million in fiscal 1999 and $29.4 million in fiscal 1998. Prior to fiscal 2000, TJX also had dividend requirements on all of its outstanding preferred stock that resulted in cash outlays of $3.9 million in fiscal 1999 and $12.1 million in fiscal 1998. During fiscal 1998, 770,200 shares of the Series E preferred stock were voluntarily converted into 8.3 million shares of common stock and 2,500 shares were repurchased. During fiscal 1999, 357,300 shares of Series E preferred stock were voluntarily converted into 6.7 million shares of common stock. On November 18, 1998 the remaining 370,000 outstanding shares of the Series E preferred stock were mandatorily converted into 8.0 million shares of common stock in accordance with its terms. Inducement fees of $130,000 and $3.8 million were paid on the Series E voluntary conversions in fiscal 1999 and fiscal 1998, respectively. The inducement fees are classified as preferred dividends and were paid through the respective conversion dates. Financing activities for fiscal 2000, 1999 and 1998 also include proceeds of $21.0 million, $27.8 million and $15.5 million, respectively, from the exercise of employee stock options. These proceeds include $11.7 million, $13.8 million and $6.1 million for related tax benefits in fiscal 2000, 1999 and fiscal 1998, respectively.
     TJX has traditionally funded its seasonal merchandise requirements through cash generated from operations, short-term bank borrowings and the issuance of short-term commercial paper. TJX has the ability to borrow up to $500 million under a five-year revolving credit facility into which it entered in September 1997. This agreement replaced the agreement into which it entered at the time of the Marshalls acquisition and contains certain financial covenants, including a fixed charge coverage ratio and a leverage ratio. In fiscal 1998, TJX recorded an extraordinary charge of $1.8 million, or $.01 per share, on the write-off of deferred financing costs associated with the former agreement. As of January 29, 2000, the entire $500 million was available for use. The maximum amount outstanding under the agreement during fiscal 2000 was $108 million, with no borrowings under this agreement during fiscal 1999 or fiscal 1998. TJX also has C$40 million of credit lines for its Canadian operations, all of which were available for use as of January 29, 2000. The maximum amount outstanding under its Canadian credit line during fiscal 2000, 1999 and 1998 was C$19.2 million, C$15.6 million and C$12.1 million, respectively. TJX management believes that its current credit facilities are more than adequate to meet its operating needs. See Notes C and G to the consolidated financial statements for further information regarding our long-term debt, capital stock transactions and available financing sources.
     TJX is exposed to foreign currency exchange rate risk on its investment in its Canadian (Winners) and European (T.K. Maxx) operations. As more fully described in Note D to the consolidated financial statements, we hedge a significant portion of our net investment and certain merchandise commitments in these operations with derivative financial instruments. TJX utilizes currency forward and swap contracts, designed to offset the gains or losses in the underlying exposures. The contracts are executed with creditworthy banks and are denominated in currencies of major industrial countries. TJX does not enter into derivatives for speculative trading purposes.

The Year 2000 Issue

As discussed in TJX's prior filings, we have devoted significant effort in addressing the Year 2000 ("Y2K") issue, as it related to our operations. We did not incur any significant Y2K problems in our information technology systems or our non-information technology systems. Our systems and applications are effectively processing information in order to support ongoing operations in the year 2000 and beyond. While we believe we have effectively addressed the Y2K issue, there can be no assurance that all the issues have been addressed, or that third parties with whom we conduct business will not experience Y2K problems in the future. As of January 29, 2000, TJX had incurred $12 million of costs related to Y2K issues and does not anticipate any significant expenditures on this issue going forward.



FORWARD-LOOKING INFORMATION

Certain statements contained in this Annual Report are forward-looking and involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially are the following: general economic conditions and consumer demand and consumer preferences and weather patterns in the U.S., Canada and Europe; competitive factors, including continuing pressure from pricing and promotional activities of competitors; impact of excess retail capacity and the availability of desirable store locations on suitable terms; the availability, selection and purchasing of attractive merchandise on favorable terms; import risks, including potential disruptions and duties, tariffs and quotas on imported merchandise, including economic and political problems in countries from which merchandise is imported; currency and exchange rate factors in the Company's foreign operations; risks in the development of new businesses and application of the Company's off-price strategies in foreign countries; acquisition and divestment activities; and other factors that may be described in the Company's filings with the Securities and Exchange Commission. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.


PRICE RANGE OF COMMON STOCK

The following per share data reflects the two-for-one stock split distributed in June 1998.

     The common stock of the Company is listed on the New York Stock Exchange (Symbol: TJX). The quarterly high and low trading stock prices for fiscal 2000 and fiscal 1999 are as follows:

                                     Fiscal 2000                       Fiscal 1999
                                  ----------------                ---------------------
Quarter                           High         Low                High              Low
------------------------------------------------------------------------------------------
First                         $ 37          $ 27 1/16          $ 23 3/4          $ 17 3/16
Second                          35 15/16      28 3/4             28 7/16           22 3/16
Third                           33 1/2        24                 28                15 1/2
Fourth                          27 13/16      16 1/4             31 1/16           18 3/4

The approximate number of common shareholders at January 29, 2000 was 45,375.

     The Company declared four quarterly dividends of $.035 per share for fiscal 2000 and $.03 per share for fiscal 1999.

THE TJX COMPANIES, INC.


SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Earnings per share amounts in the following table reflect the effect of the two-for-one stock split distributed in June 1998.

                                                             First              Second               Third              Fourth
In Thousands Except Per Share Amounts                       Quarter             Quarter             Quarter             Quarter
-------------------------------------------------------------------------------------------------------------------------------
Fiscal year ended January 29, 2000
    Net sales                                             $1,930,506          $2,102,851          $2,235,054          $2,526,936
    Gross earnings*                                          511,714             517,603             588,784             597,846
    Income before cumulative effect of
      accounting change                                      122,274             115,881             151,717             136,950
          Diluted earnings per share                             .38                 .36                 .48                 .44
    Net income                                               117,120             115,881             151,717             136,950
          Diluted earnings per share                             .36                 .36                 .48                 .44

Fiscal year ended January 30, 1999 - Pro Forma
    Net sales                                             $1,753,748          $1,867,668          $2,003,503          $2,323,952
    Gross earnings*                                          436,715             447,286             537,223             569,962
    Income from continuing operations                         82,427              85,803             128,337             136,335
          Diluted earnings per share                             .24                 .25                 .39                 .41
    Net income                                                82,427              85,803             119,289             136,335
          Diluted earnings per share                             .24                 .25                 .36                 .41

Fiscal year ended January 30, 1999 - As Reported
    Net sales                                             $1,775,847          $1,864,236          $2,026,578          $2,282,440
    Gross earnings*                                          445,586             445,746             546,077             554,277
    Income from continuing operations                         87,767              84,876             133,667             126,892
          Diluted earnings per share                             .26                 .25                 .40                 .39
    Net income                                                87,767              84,876             124,619             126,892
          Diluted earnings per share                             .26                 .25                 .38                 .39

* Gross earnings equal net sales less cost of sales, including buying and occupancy costs.

Net income for the third quarter of fiscal 1999 includes an after-tax charge of $9.0 million as a loss from discontinued operations relating to lease obligations, primarily for the Company's Hit or Miss stores.
     During the fourth quarter of fiscal 2000, the Company changed its method of accounting for layaway sales. (See Note A to the financial statements.) Quarterly results for fiscal 2000 in the table above have been restated to reflect the change in accounting. The cumulative effect of this change for periods prior to January 31, 1999 of $5.2 million, net of income taxes of $3.4 million, is included in net income of the first quarter. The year-to-date effect of this change on fiscal 2000 was immaterial. The effect of this change on quarterly net income and related earnings per share in fiscal 2000 follows (in thousands except per share amounts):

                                                           Effect of Change
                                                            in Fiscal 2000
                                                     -----------------------------
                                                                        Net Income
Quarter                                              Net Income         Per Share
First                                                 $(5,388)          $  (.01)
Second                                                  1,202                --
Third                                                  (5,257)             (.02)
Fourth                                                  9,261               .03
----------------------------------------------------------------------------------
Full Year                                             $  (182)          $    --
==================================================================================

SHAREHOLDER INFORMATION

Transfer Agent and Registrar
Common Stock
Equiserve Limited Partnership
P.O. Box 8200
Boston, Massachusetts 02266-8200
1-800-426-5523


Trustees
Public Debentures
6 5/8% Promissory Notes
7% Promissory Notes
7.45% Promissory Notes
  Bank One Trust Company
  National Association
  Chicago, Illinois

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

The TJX Companies, Inc.
Investor Relations
770 Cochituate Road
Framingham, Massachusetts 01701
(508) 390-2323


Investor Relations
Analysts and investors seeking financial data about the Company are asked to visit our corporate Website at www.tjx.com or to contact:

  Sherry Lang, Vice President
  Investor and Public Relations
  (508) 390-2323


Annual Meeting
The 2000 annual meeting will be held at 11:00 a.m. on Tuesday, June 6 at FleetBoston (formerly BankBoston), Lobby Auditorium, 1st Floor, 100 Federal Street, Boston, Massachusetts

Executive Offices
Framingham, Massachusetts 01701

For the Store Nearest You, Call:
T.J. Maxx: 1-800-2-TJMAXX
Marshalls: 1-800-MARSHALLS
Winners: 1-800-646-WINN (in Canada)
HomeGoods: 1-800-614-HOME
T.K. Maxx: (01923)473797(in the U.K.)
A.J. Wright: 1-888-SHOPAJW

Visit our Divisional Websites:
www.tjmaxx.com
www.marshallsonline.com



                       INSIDE BACK COVER OF ANNUAL REPORT