Form 10-K405, Exhibit 13
period 2001-01-27
TJX COMPANIES INC /DE/
filed 2001-04-25
CIK 109198

                                                                      EXHIBIT 13


                                                         THE TJX COMPANIES, INC.



Selected Financial Data (Continuing Operations)

Dollars In Thousands                                                      Fiscal Year Ended January
                                            ------------------------------------------------------------------------------------
Except Per Share Amounts                            2001              2000              1999              1998              1997
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                    (53 weeks)
INCOME STATEMENT AND PER SHARE DATA:
   Net sales                                $  9,579,006      $  8,795,347      $  7,949,101      $  7,389,069      $  6,689,410

   Income from continuing operations
      before extraordinary item
      and cumulative effect of
      accounting change                     $    538,066      $    526,822      $    433,202      $    306,592      $    213,826

   Weighted average common
      shares for diluted earnings
      per share calculation                  289,196,228       317,790,764       334,647,950       349,612,184       350,650,100

   Diluted earnings per share from
      continuing operations before
      extraordinary item and cumulative
      effect of accounting change           $       1.86      $       1.66      $       1.29      $        .88      $        .61

   Cash dividends declared per share        $        .16      $        .14      $        .12      $        .10      $        .07

BALANCE SHEET DATA:
   Cash and cash equivalents                $    132,535      $    371,759      $    461,244      $    404,369      $    474,732
   Working capital                               493,188           513,376           629,247           622,240           588,868
   Total assets                                2,932,283         2,804,963         2,747,846         2,609,632         2,506,761
   Capital expenditures                          257,005           238,569           207,742           192,382           119,153
   Long-term debt                                319,372           319,367           220,344           221,024           244,410
   Shareholders' equity                        1,218,712         1,119,228         1,220,656         1,164,092         1,127,186

OTHER FINANCIAL DATA:
   After-tax return on average
      shareholders' equity                          46.0%             45.0%             36.3%             26.8%             22.6%
   Total debt as a percentage
      of total capitalization (1)                   22.7%             27.3%             15.3%             17.3%             19.4%

STORES IN OPERATION AT YEAR-END:
   T.J. Maxx                                         661               632               604               580               578
   Marshalls                                         535               505               475               461               454
   Winners                                           117               100                87                76                65
   T.K. Maxx                                          74                54                39                31                18
   HomeGoods                                          81                51                35                23                21
   A.J. Wright                                        25                15                 6                --                --
                                            ------------      ------------      ------------      ------------      ------------
      Total                                        1,493             1,357             1,246             1,171             1,136
                                            ============      ============      ============      ============      ============

(1) Total capitalization includes shareholders' equity and short and long-term debt, including current installments.

THE TJX COMPANIES, INC.



Consolidated Statements of Income

                                                                                 Fiscal Year Ended
                                                                --------------------------------------------------
                                                                  January 27,       January 29,        January 30,
Dollars In Thousands Except Per Share Amounts                            2001              2000               1999
------------------------------------------------------------------------------------------------------------------
Net sales                                                       $   9,579,006     $   8,795,347      $   7,949,101
                                                                -------------     -------------      -------------

Cost of sales, including buying and occupancy costs                 7,188,124         6,579,400          5,957,415
Selling, general and administrative expenses                        1,503,036         1,354,665          1,285,988
Interest expense, net                                                  22,904             7,345              1,686
                                                                -------------     -------------      -------------

Income from continuing operations before income taxes
   and cumulative effect of accounting change                         864,942           853,937            704,012
Provision for income taxes                                            326,876           327,115            270,810
                                                                -------------     -------------      -------------

Income from continuing operations before
   cumulative effect of accounting change                             538,066           526,822            433,202
(Loss) from discontinued operations, net of income taxes                   --                --             (9,048)
                                                                -------------     -------------      -------------

Income before cumulative effect of accounting change                  538,066           526,822            424,154
Cumulative effect of accounting change, net of income taxes                --            (5,154)                --
                                                                -------------     -------------      -------------

Net income                                                            538,066           521,668            424,154
Preferred stock dividends                                                  --                --              3,523
                                                                -------------     -------------      -------------

Net income available to common shareholders                     $     538,066     $     521,668      $     420,631
                                                                =============     =============      =============

BASIC EARNINGS PER SHARE:
   Income from continuing operations before
      cumulative effect of accounting change                    $        1.87     $        1.67      $        1.35
   Net income                                                   $        1.87     $        1.66      $        1.32
   Weighted average common shares -- basic                        287,440,637       314,577,145        318,073,081

DILUTED EARNINGS PER SHARE:
   Income from continuing operations before
      cumulative effect of accounting change                    $        1.86     $        1.66      $        1.29
   Net income                                                   $        1.86     $        1.64      $        1.27
   Weighted average common shares -- diluted                      289,196,228       317,790,764        334,647,950

Cash dividends declared per share                               $         .16     $         .14      $         .12

The accompanying notes are an integral part of the financial statements.

                                                         THE TJX COMPANIES, INC.


Consolidated Balance Sheets

                                                                                  January 27,      January 29,
In Thousands                                                                             2001             2000
--------------------------------------------------------------------------------------------------------------
ASSETS
   Current assets:
      Cash and cash equivalents                                                   $   132,535      $   371,759
      Accounts receivable                                                              61,845           55,461
      Merchandise inventories                                                       1,452,877        1,229,587
      Prepaid expenses and other current assets                                        74,690           43,758
                                                                                  -----------      -----------
         Total current assets                                                       1,721,947        1,700,565
                                                                                  -----------      -----------

   Property at cost:
      Land and buildings                                                              133,714          116,005
      Leasehold costs and improvements                                                704,011          622,962
      Furniture, fixtures and equipment                                               984,848          849,932
                                                                                  -----------      -----------
                                                                                    1,822,573        1,588,899
      Less accumulated depreciation and amortization                                  914,590          754,314
                                                                                  -----------      -----------
                                                                                      907,983          834,585
                                                                                  -----------      -----------

   Other assets                                                                        69,976           55,826
   Deferred income taxes, net                                                          47,391           23,143
   Goodwill and tradename, net of amortization                                        184,986          190,844
                                                                                  -----------      -----------
      Total Assets                                                                $ 2,932,283      $ 2,804,963
                                                                                  ===========      ===========

LIABILITIES
   Current liabilities:
      Current installments of long-term debt                                      $        73      $   100,359
      Short-term debt                                                                  39,000               --
      Accounts payable                                                                645,672          615,671
      Accrued expenses and other current liabilities                                  544,014          471,159
                                                                                  -----------      -----------
         Total current liabilities                                                  1,228,759        1,187,189
                                                                                  -----------      -----------

   Other long-term liabilities                                                        165,440          179,179
   Long-term debt, exclusive of current installments                                  319,372          319,367
   Commitments and contingencies                                                           --               --

SHAREHOLDERS' EQUITY
   Common stock, authorized 1,200,000,000 shares, par value $1,
      issued and outstanding 280,378,675 and 299,979,363 shares, respectively         280,379          299,979
   Additional paid-in capital                                                              --               --
   Accumulated other comprehensive income (loss)                                       (3,288)          (1,433)
   Retained earnings                                                                  941,621          820,682
                                                                                  -----------      -----------
      Total shareholders' equity                                                    1,218,712        1,119,228
                                                                                  -----------      -----------
      Total Liabilities and Shareholders' Equity                                  $ 2,932,283      $ 2,804,963
                                                                                  ===========      ===========

The accompanying notes are an integral part of the financial statements.

THE TJX COMPANIES, INC.



Consolidated Statements of Cash Flows

                                                                                  Fiscal Year Ended
                                                                      -----------------------------------------
                                                                      January 27,    January 29,    January 30,
In Thousands                                                                 2001           2000           1999
---------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                           $ 538,066      $ 521,668      $ 424,154
   Adjustments to reconcile net income to net cash
      provided by operating activities:
         Loss from discontinued operations                                     --             --          9,048
         Cumulative effect of accounting change                                --          5,154             --
         Depreciation and amortization                                    175,781        160,466        136,469
         Property disposals and impairments                                 4,559          4,624          6,037
         Tax benefit of employee stock options                             15,941         11,736         13,821
         Deferred income tax (benefit) provision                          (24,235)         1,790        (19,902)
         Changes in assets and liabilities:
            (Increase) in accounts receivable                              (6,501)        (8,137)        (6,639)
            (Increase) decrease in merchandise inventories               (232,031)       (26,856)         2,340
            (Increase) in prepaid expenses and other current assets       (12,083)       (15,519)        (1,130)
            Increase (decrease) in accounts payable                        34,158         (2,747)        35,528
            Increase (decrease) in accrued expenses
               and other liabilities                                       69,134        (35,673)        49,174
            Other, net                                                     (6,026)       (21,282)        (6,451)
                                                                        ---------      ---------      ---------
   Net cash provided by operating activities                              556,763        595,224        642,449
                                                                        ---------      ---------      ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Property additions                                                    (257,005)      (238,569)      (207,742)
   Issuance of note receivable                                            (23,100)        (5,848)            --
   Proceeds from sale of other assets                                       9,183             --          9,421
                                                                        ---------      ---------      ---------
   Net cash (used in) investing activities                               (270,922)      (244,417)      (198,321)
                                                                        ---------      ---------      ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from borrowings of short-term debt, net                        39,000             --             --
   Proceeds from borrowings of long-term debt                                  --        198,060             --
   Principal payments on long-term debt                                  (100,203)          (695)       (23,360)
   Proceeds from sale and issuance of common stock, net                    26,101          9,312         13,942
   Cash payments for repurchase of common stock                          (444,105)      (604,560)      (337,744)
   Cash dividends paid                                                    (44,693)       (42,739)       (40,411)
                                                                        ---------      ---------      ---------
   Net cash (used in) financing activities                               (523,900)      (440,622)      (387,573)
                                                                        ---------      ---------      ---------

   Effect of exchange rate changes on cash                                 (1,165)           330            320
                                                                        ---------      ---------      ---------

   Net (decrease) increase in cash and cash equivalents                  (239,224)       (89,485)        56,875
   Cash and cash equivalents at beginning of year                         371,759        461,244        404,369
                                                                        ---------      ---------      ---------
   Cash and cash equivalents at end of year                             $ 132,535      $ 371,759      $ 461,244
                                                                        =========      =========      =========

The accompanying notes are an integral part of the financial statements.

                                                         THE TJX COMPANIES, INC.



Consolidated Statements of Shareholders' Equity

                                                                                          Accumulated
                                              Preferred         Common    Additional            Other
                                                  Stock     Stock, Par       Paid-in    Comprehensive      Retained
In Thousands                                 Face Value       Value $1       Capital    Income (Loss)      Earnings         Total
---------------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 31, 1998                   $    72,730    $   159,901   $   198,736      $     3,317   $   729,408   $ 1,164,092
   Comprehensive income:
      Net income                                     --             --            --               --       424,154       424,154
      Foreign currency translation                   --             --            --              152            --           152
      Reclassification of prior
       unrealized gain on securities                 --             --            --           (4,998)           --        (4,998)
                                                                                                                      -----------
   Total comprehensive income                                                                                             419,308
   Cash dividends declared:
      Preferred stock                                --             --             --              --        (3,523)       (3,523)
      Common stock                                   --             --             --              --       (38,134)      (38,134)
   Conversion of Series E cumulative
      convertible preferred stock into
      common stock                              (72,730)        14,682         58,048              --            --            --
   Common stock repurchased                          --        (12,998)      (187,859)             --      (149,462)     (350,319)
   Stock split, two - for - one                      --        158,954        (96,555)             --       (62,399)           --
   Issuance of common stock under stock
      incentive plans and related tax
       benefits                                      --          1,602         27,630              --            --        29,232
                                            -----------    -----------    -----------     -----------   -----------   -----------

BALANCE, JANUARY 30, 1999                            --        322,141             --          (1,529)      900,044     1,220,656
   Comprehensive income:
      Net income                                     --             --             --              --       521,668       521,668
      Foreign currency translation                   --             --             --             229            --           229
      Unrealized (loss) on securities                --             --             --            (133)           --          (133)
                                                                                                                      -----------
   Total comprehensive income                                                                                             521,764
   Cash dividends declared on common stock           --             --             --              --       (43,716)      (43,716)
   Common stock repurchased                          --        (23,578)       (20,368)             --      (557,314)     (601,260)
   Issuance of common stock under stock
      incentive plans and related tax
      benefits                                       --          1,416         20,368              --            --        21,784
                                            -----------    -----------    -----------     -----------     ---------   -----------

BALANCE, JANUARY 29, 2000                            --        299,979             --          (1,433)      820,682     1,119,228
   Comprehensive income:
      Net income                                     --             --             --              --       538,066       538,066
      Foreign currency translation                   --             --             --            (313)           --          (313)
      Minimum pension liability adjustment           --             --             --          (1,675)           --        (1,675)
      Reclassification of prior unrealized
       loss on securities                            --             --             --             133            --           133
                                                                                                                      -----------
   Total comprehensive income                                                                                             536,211
   Cash dividends declared on common
    stock                                            --             --             --              --       (45,266)      (45,266)
   Common stock repurchased                          --        (22,233)       (40,736)             --      (371,861)     (434,830)
   Issuance of common stock under stock
      incentive plans and related tax
      benefits                                       --          2,633         40,736              --            --        43,369
                                            -----------    -----------    -----------     -----------   -----------   -----------

BALANCE, JANUARY 27, 2001                   $        --    $   280,379    $        --     $    (3,288)  $   941,621   $ 1,218,712
                                            ===========    ===========    ===========     ===========   ===========   ===========


The accompanying notes are an integral part of the financial statements.

THE TJX COMPANIES, INC.


Notes to Consolidated Financial Statements

SUMMARY OF ACCOUNTING POLICIES

BASIS OF PRESENTATION: The consolidated financial statements of The TJX Companies, Inc. (TJX) include the financial statements of all TJX's wholly owned subsidiaries, including its foreign subsidiaries. All intercompany transactions have been eliminated in consolidation. The notes pertain to continuing operations except where otherwise noted.

FISCAL YEAR: TJX's fiscal year ends on the last Saturday in January. The fiscal years ended January 27, 2001, January 29, 2000 and January 30, 1999 each included 52 weeks.

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

REVENUE RECOGNITION: TJX records revenue at the time of sale and delivery of merchandise to the customer, net of a reserve for estimated returns.

CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS: TJX generally considers highly liquid investments with an initial maturity of three months or less to be cash equivalents. TJX's investments are primarily high-grade commercial paper, institutional money market funds and time deposits with major banks. The fair value of cash equivalents approximates carrying value. During September 1999, TJX received 693,537 common shares of Manulife Financial Corporation (Manulife). The shares reflect ownership interest in the demutualized insurer due to policies held by TJX. These securities were recorded at market value upon receipt resulting in an $8.5 million pre-tax gain. TJX classified the Manulife common shares as available-for-sale at January 29, 2000 and included them in other current assets on the balance sheets. During fiscal 2001, TJX sold the Manulife shares for $9.2 million and realized a gain of $722,000. In years prior to fiscal 2000, TJX also held available-for-sale marketable securities received as proceeds from the sale of its former Chadwick's of Boston division (see Note
B). Available-for-sale securities are stated at fair market value with unrealized gains or losses, net of income taxes, included as a component of accumulated other comprehensive income (loss). Realized gains or losses are included in net income when the securities are sold or disposed of, resulting in a related reclassification adjustment to accumulated other comprehensive income
(loss).

MERCHANDISE INVENTORIES: Inventories are stated at the lower of cost or market. TJX uses the retail method for valuing inventories on the first-in first-out basis.

CAPITALIZED INTEREST: TJX capitalizes interest on borrowings during the active construction period of major capital projects. Capitalized interest is added to the cost of the related assets. TJX capitalized interest of $311,000 in fiscal 2001 and $483,000 in fiscal 1999. No interest was capitalized in fiscal 2000.

DEPRECIATION AND AMORTIZATION: For financial reporting purposes, TJX provides for depreciation and amortization of property by the use of the straight-line method over the estimated useful lives of the assets. Buildings are depreciated over 33 years, leasehold costs and improvements are generally amortized over the lease term or their estimated useful life, whichever is shorter, and furniture, fixtures and equipment are depreciated over 3 to 10 years. Depreciation and amortization expense for property was $169.1 million for fiscal year 2001, $154.2 million for fiscal year 2000 and $130.4 million for fiscal year 1999. Maintenance and repairs are charged to expense as incurred. Significant costs incurred for internally developed software are capitalized and depreciated over three to five years. Upon retirement or sale, the cost of disposed assets and the related accumulated depreciation are eliminated and any gain or loss is included in net income. Debt discount and related issue expenses are amortized to interest expense over the lives of the related debt issues. Pre-opening costs are expensed as incurred.

GOODWILL AND TRADENAME: Goodwill is primarily the excess of the purchase price incurred over the carrying value of the minority interest in TJX's former 83%-owned subsidiary. The minority interest was acquired pursuant to TJX's fiscal 1990 restructuring. In addition, goodwill includes the excess of cost over the estimated fair market value of the net assets of Winners acquired by TJX in fiscal 1991. Goodwill, net of amortization, totaled $74.1 million and $76.8 million as of January 27, 2001 and January 29, 2000, respectively, and is being

                                                         THE TJX COMPANIES, INC.


amortized over 40 years on a straight-line basis. Annual amortization of goodwill was $2.6 million in fiscal years 2001, 2000 and 1999. Cumulative amortization as of January 27, 2001 and January 29, 2000 was $30.3 million and $27.7 million, respectively.

   Tradename is the value assigned to the name "Marshalls" as a result of TJX's acquisition of the Marshalls chain on November 17, 1995. The value of the tradename was determined by the discounted present value of assumed after-tax royalty payments, offset by a reduction for its pro-rata share of the total negative goodwill acquired. The final purchase price allocated to the tradename, including a reduction for a pro-rata share of reserve adjustments recorded in fiscal 2000 and fiscal 1998, amounted to $128.3 million. The tradename is being amortized over 40 years. Amortization expense was $3.2 million for fiscal years 2001, 2000 and 1999. Cumulative amortization was $17.4 million as of January 27, 2001 and $14.2 million as of January 29, 2000.

IMPAIRMENT OF LONG-LIVED ASSETS: TJX periodically reviews the value of its property and intangible assets in relation to the current and expected operating results of the related business segments in order to assess whether there has been a permanent impairment of their carrying values. An impairment exists when the undiscounted cash flow of an asset is less than the carrying cost of that asset. TJX recorded an impairment loss of $3.1 million in fiscal 2001 as a component of the $6.3 million estimated cost of closing its three T.K. Maxx stores in the Netherlands.

ADVERTISING COSTS: TJX expenses advertising costs as incurred. Advertising expense was $121.8 million for fiscal year 2001, $114.7 million for fiscal year 2000, and $106.4 million for fiscal year 1999.

EARNINGS PER SHARE: All earnings per share amounts discussed refer to diluted earnings per share unless otherwise indicated. All historical earnings per share amounts reflect the June 1998 two-for-one stock split.

FOREIGN CURRENCY TRANSLATION: TJX's foreign assets and liabilities are translated at the year-end exchange rate. Activity of the foreign operations that impact the statements of income and cash flows are translated at the average exchange rates prevailing during the year. A large portion of TJX's net investment in foreign operations is hedged with foreign currency swap agreements and forward contracts. The translation adjustments associated with the foreign operations and the related hedging instruments are included in shareholders' equity as a component of accumulated other comprehensive income (loss). Cumulative foreign currency translation adjustments, net, included in shareholders' equity amounted to losses of $1.6 million as of January 27, 2001 and $1.3 million as of January 29, 2000.

NEW ACCOUNTING STANDARDS (UNAUDITED): During 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement, as amended, established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. This Statement requires that an entity recognize all derivatives as either assets or liabilities in the statements of financial position and measure those instruments at fair value. This Statement also requires that companies recognize adjustments to the fair value of derivatives in earnings when they occur, if they do not qualify for hedge accounting. For derivatives that qualify for hedge accounting, changes in the fair value of the derivatives can be recognized currently in earnings, along with an offsetting adjustment against the basis of the underlying hedged item, or can be deferred in accumulated other comprehensive income.

   This Statement will affect the accounting for TJX's hedging contracts as described in Note D to the consolidated financial statements. As described in Note D, TJX periodically enters into forward foreign currency exchange contracts to hedge certain merchandise purchase commitments and to hedge its net investment in foreign subsidiaries. Through January 27, 2001, TJX applied hedge accounting to these contracts. TJX adopted SFAS No. 133 at the beginning of its first quarter for fiscal 2002. Upon adoption of SFAS No. 133 TJX elected not to apply the hedge accounting rules to its merchandise related contracts even though these contracts effectively function as an economic hedge of the underlying exposure. Thus, the changes in fair value of the inventory related contracts will impact earnings in the period of change. TJX will continue to apply hedge accounting on its net investment hedge contracts and changes in fair value of these contracts will continue to be recorded in accumulated other comprehensive income.

   In accordance with SFAS No. 133, the fair value of all of TJX's hedge contracts amounted to a net asset of $10 million, most of which are for the net investment hedge contracts. The carrying value of all its hedging contracts, before adoption, was $12 million and thus TJX recorded a charge to accumulated other comprehensive income for the cumulative effect of an accounting change of $2 million effective January 28, 2001.

RECLASSIFICATIONS: Certain amounts in prior years' financial statements have been reclassified for comparative purposes. Significant reclassifications include certain liabilities on the balance sheets and the cash flow presentation of the tax benefit from exercise of stock options as well as the effect on cash of foreign currency exchange rate changes.

THE TJX COMPANIES, INC.


A. CHANGE IN ACCOUNTING PRINCIPLE

Effective January 31, 1999, TJX changed its method of accounting for layaway sales in compliance with Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements," issued by the Securities and Exchange Commission during the fourth quarter of fiscal 2000. Under the new accounting method, TJX defers recognition of a layaway sale and its related profit to the accounting period when the customer picks up layaway merchandise. The cumulative effect of this change for periods prior to January 31, 1999 of $5.2 million (net of income taxes of $3.4 million), or $.02 per share, is shown as the cumulative effect of accounting change in the consolidated statements of income. The accounting change has virtually no impact on annual sales and earnings (before cumulative effect). However, due to the seasonal influences of the business, the accounting change results in a shift of sales and earnings among quarterly periods.

B. DISPOSITIONS AND ACQUISITIONS

SALE OF CHADWICK'S OF BOSTON: TJX sold its former Chadwick's division in fiscal 1997 to Brylane, Inc. As part of the proceeds from the sale, TJX received a $20 million convertible note. During fiscal 1998, TJX converted a portion of the Brylane note into 352,908 shares of Brylane, Inc. common stock which it sold for $15.7 million. This sale resulted in an after-tax gain of $3.6 million. During fiscal 1999, the balance of the note was converted into shares of Brylane common stock. A portion of the shares were donated to TJX's charitable foundation, and the remaining shares were sold. The net pre-tax impact of these transactions was immaterial. Pursuant to the disposition, TJX agreed to purchase certain amounts of excess inventory from Chadwick's. This arrangement has been extended through fiscal 2002.

SALE OF HIT OR MISS: Effective September 30, 1995, TJX sold its Hit or Miss division to members of Hit or Miss management and outside investors. TJX received $3.0 million in cash and a seven-year $10 million note with interest at 10%. During fiscal 1998, TJX forgave a portion of this note and was released from certain obligations and guarantees which reduced the note to $5.5 million. During fiscal 1999, TJX settled the note for $2.0 million, and the balance of $3.5 million was charged to selling, general and administrative expenses.

ACQUISITION OF MARSHALLS: On November 17, 1995, TJX acquired Marshalls from Melville Corporation. TJX paid $424.3 million in cash and $175 million in junior convertible preferred stock. The total purchase price of Marshalls, including acquisition costs of $6.7 million, was $606 million.

C. LONG-TERM DEBT AND CREDIT LINES

At January 27, 2001 and January 29, 2000, long-term debt, exclusive of current installments, consisted of the following:

                                                                                                        January 27,  January 29,
In Thousands Except Unamortized Debt Discount Amounts                                                          2001         2000
--------------------------------------------------------------------------------------------------------------------------------
Equipment notes, interest at 11.25% maturing December 30, 2001                                             $     --     $     73
                                                                                                           --------     --------
General corporate debt:
   Medium term notes, interest at 5.87% to 7.97%, $15 million maturing October 21, 2003 and
      $5 million maturing September 20, 2004                                                                 20,000       20,000
   7% unsecured notes, maturing June 15, 2005 (effective interest rate of 7.02% after reduction of
      the unamortized debt discount of $61,000 and $75,000 in fiscal 2001 and 2000, respectively)            99,939       99,925
   7.45% unsecured notes, maturing December 15, 2009 (effective interest rate of 7.50% after reduction
      of unamortized debt discount of $567,000 and $631,000 in fiscal 2001 and 2000, respectively)          199,433      199,369
                                                                                                           --------     --------
   Total general corporate debt                                                                             319,372      319,294
                                                                                                           --------     --------
Long-term debt, exclusive of current installments                                                          $319,372     $319,367
                                                                                                           ========     ========

                                                         THE TJX COMPANIES, INC.



The aggregate maturities of long-term debt, exclusive of current installments, at January 27, 2001 are as follows:

                                                                                    General
                                                                                  Corporate
In Thousands                                                                           Debt
-------------------------------------------------------------------------------------------
Fiscal Year
2003                                                                              $      --
2004                                                                                 15,000
2005                                                                                  5,000
2006                                                                                 99,939
Later years                                                                         199,433
                                                                                  ---------
Aggregate maturities of long - term debt, exclusive of current installments       $ 319,372
                                                                                  ---------

In December 1999, TJX issued $200 million of 7.45% ten-year notes. The proceeds were used for general corporate purposes, including TJX's ongoing stock repurchase program.

   TJX periodically enters into financial instruments to manage its cost of borrowing. In December 1999, TJX entered into a rate-lock agreement to hedge the underlying treasury rate of the $200 million ten-year notes, prior to their issuance. The cost of this agreement has been deferred and is being amortized to interest expense over the term of the notes and results in an effective rate of 7.60% on the debt.

     In September 1997, TJX entered into a five-year $500 million revolving credit facility. In addition, in July 2000, TJX entered into a $250 million, 364-day revolving credit agreement. The agreements have similar terms which include certain financial covenants requiring that TJX maintain specified fixed charge coverage and leverage ratios. The revolving credit facilities are used as backup to TJX's commercial paper program. As of January 27, 2001, $711 million of the revolving credit facilities were available for use. Interest is payable on borrowings at rates equal to or less than prime. The maximum amount of TJX's U.S. short-term borrowings was $330 million in fiscal 2001 and $108 million in fiscal 2000, with no borrowings during fiscal 1999. The weighted average interest rate on TJX's U.S. short-term borrowings was 6.82% in fiscal 2001 and 6.06% in fiscal 2000. TJX does not have any compensating balance requirements under these arrangements.

   TJX also has C$40 million of credit lines for its Canadian subsidiary, all of which were available as of January 27, 2001. The maximum amount outstanding under TJX's Canadian credit lines was C$15.2 million during fiscal 2001, C$19.2 million in fiscal 2000 and C$15.6 million during fiscal 1999.

   In February 2001, TJX raised gross proceeds of $347.6 million through the issuance of twenty-year zero coupon convertible subordinated notes. See Note O to the consolidated financial statements for further information.

D. FINANCIAL INSTRUMENTS

TJX periodically enters into forward foreign currency exchange contracts to hedge firm U.S. dollar and Euro merchandise purchase commitments made by its foreign subsidiaries. As of January 27, 2001, TJX had $26.6 million of such contracts outstanding for its Canadian subsidiary and $5.6 million and 4.8 million Euro for its subsidiary in the United Kingdom. The contracts cover certain commitments for the first quarter of fiscal 2002. Through January 27, 2001 gains and losses on such contracts were included as a component of the item being hedged.

   TJX also has entered into several foreign currency swap and forward contracts in both Canadian dollars and British pounds sterling. Both the swap and forward agreements are accounted for as a hedge against TJX's investment in its foreign subsidiaries. Foreign exchange gains and losses on the agreements are recognized in shareholders' equity, thereby offsetting translation adjustments associated with TJX's investment in its foreign subsidiaries.

   The Canadian swap and forward agreements will require TJX to pay C$94.3 million in exchange for $65.9 million in U.S. currency between January 2002 and January 2005. The British pounds sterling swap and forward agreements will require TJX to pay 75.0 million sterling between January 2002 and January 2003 in exchange for $117.5 million in U.S. currency.

   The agreements contain rights of offset which minimize TJX's exposure to credit loss in the event of nonperformance by one of the counterparties. The interest rates payable on the foreign currency swap agreements are slightly higher than the interest rates receivable on the currency exchanged, resulting in deferred interest costs which are being amortized to interest expense over the term of the related agreements. The premium costs or discounts associated with the forward contracts are being amortized over the term of the related agreements and are included with the gains or losses of the hedging instrument. The unamortized balance of the net deferred costs was $1.5 million and $2.1 million as of January 27, 2001 and January 29, 2000, respectively.

   The counterparties to the forward exchange contracts and swap agreements are major international financial institutions. TJX periodically monitors its position and the credit ratings of the counterparties and does not anticipate losses resulting from the nonperformance of these institutions.

THE TJX COMPANIES, INC.



   The fair value of TJX's long-term debt, including current installments, is estimated using discounted cash flow analysis based upon TJX's current incremental borrowing rates for similar types of borrowing arrangements. The fair value of long-term debt, including current installments, at January 27, 2001 approximates the carrying value of $319.4 million. These estimates do not necessarily reflect certain provisions or restrictions in the various debt agreements which might affect TJX's ability to settle these obligations.

E. COMMITMENTS

TJX is committed under long-term leases related to its continuing operations for the rental of real estate and fixtures and equipment. Most of TJX's leases are for a ten-year initial term with options to extend for one or more five-year periods. Certain Marshalls leases, acquired in fiscal 1996, had remaining terms ranging up to twenty-five years. Leases for T.K. Maxx are generally for fifteen to twenty-five years with ten-year kick-out options. Many of the leases contain escalation clauses and early termination penalties. In addition, TJX is generally required to pay insurance, real estate taxes and other operating expenses including, in some cases, rentals based on a percentage of sales.

   Following is a schedule of future minimum lease payments for continuing operations as of January 27, 2001:

                                                        Capital        Operating
In Thousands                                             Leases           Leases
--------------------------------------------------------------------------------
Fiscal Year
2002                                                    $ 2,794       $  415,696
2003                                                      3,726          391,925
2004                                                      3,726          360,157
2005                                                      3,726          324,268
2006                                                      3,726          281,485
Later years                                              37,848        1,250,644
                                                         ------        ---------
Total future minimum lease payments                     $55,546       $3,024,175
                                                        =======       ==========

The capital lease commitments relate to a 283,000 square foot addition to TJX's home office facility. Construction of the addition is in progress, with completion currently scheduled for the spring of fiscal 2002. At the time rental payments are to commence, TJX will recognize a capital lease asset and related obligation equal to the present value of the lease payments, of approximately $34 million.

   The rental expense under operating leases for continuing operations amounted to $390.6 million, $352.6 million and $318.1 million for fiscal years 2001, 2000 and 1999, respectively. The present value of TJX's operating lease obligations approximates $2,147.6 million as of January 27, 2001, including $265.6 million payable on operating lease obligations in fiscal 2002.

   TJX had outstanding letters of credit in the amounts of $31.6 million as of January 27, 2001 and $37.6 million as of January 29, 2000. Letters of credit are issued by TJX primarily for the purchase of inventory.

F. STOCK COMPENSATION PLANS

In the following note, all references to historical awards, outstanding awards and availability of shares for future grants under TJX's stock incentive plans and related prices per share have been restated, for comparability purposes, for historical stock splits.

   TJX has a stock incentive plan under which options and other stock awards may be granted to officers and key employees. The Stock Incentive Plan, as amended, provides for the issuance of up to 42 million shares with 8.7 million shares available for future grants as of January 27, 2001. TJX also has a Directors' Stock Option Plan under which stock options are granted to directors who are not otherwise employed by TJX. This plan provides for the issuance of up to 200,000 shares. There were 38,000 shares available for future grants under this plan as of January 27, 2001.

   Under its stock option plans, TJX has granted options for the purchase of common stock, generally within ten years from the grant date at option prices of 100% of market price on the grant date. Most options outstanding are exercisable at various percentages starting one year after the grant, and are exercisable in their entirety three years after the grant date. Options granted to directors become fully exercisable one year after the date of grant.

                                                         THE TJX COMPANIES, INC.



   A summary of the status of TJX's stock options and related Weighted Average Exercise Prices (WAEP), adjusted for historical stock splits, is presented below (shares in thousands):

                                                                 Fiscal Year Ended
                                        ------------------------------------------------------------------
                                          January 27, 2001        January 29, 2000        January 30, 1999
                                        ------------------------------------------------------------------
                                        Shares        WAEP      Shares        WAEP      Shares        WAEP
----------------------------------------------------------------------------------------------------------
Outstanding at beginning of year        11,832      $17.06      10,105      $12.04      10,507      $ 9.04
Granted                                  5,178       20.75       3,164       29.26       1,964       21.77
Exercised                               (2,724)       9.85      (1,275)       7.13      (2,215)       6.31
Canceled                                  (249)      24.59        (162)      20.52        (151)      13.35
                                       -------      ------     -------      ------     -------      ------
Outstanding at end of year              14,037       19.69      11,832       17.06      10,105       12.04
                                       -------      ------     -------      ------     -------      ------
Options exercisable at end of year       5,880      $15.98       5,980      $10.77       4,796      $ 8.01
                                       =======      ======     =======      ======     =======      ======

Virtually all canceled options are forfeitures. TJX realizes an income tax benefit from the exercise of stock options which results in a decrease in current income taxes payable and an increase in additional paid-in capital. Such benefits amounted to $15.9 million, $11.7 million and $13.8 million for the fiscal years ended January 27, 2001, January 29, 2000 and January 30, 1999, respectively.

   TJX has adopted the disclosure-only provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," and continues to apply the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for compensation expense under its stock option plans. TJX grants options at fair market value on the date of the grant; accordingly, no compensation expense has been recognized for the stock options issued during fiscal years 2001, 2000 or 1999. Compensation expense determined in accordance with SFAS No. 123, net of related income taxes, would have amounted to $19.2 million, $12.9 million and $8.7 million for fiscal 2001, fiscal 2000 and fiscal 1999, respectively. Income from continuing operations, net income and related earnings per share amounts, presented on a pro forma basis, are as follows:

                                                     Unaudited Pro Forma Fiscal Year Ended
                                                  -------------------------------------------
                                                  January 27,     January 29,     January 30,
Dollars In Thousands Except Per Share Amounts            2001            2000            1999
---------------------------------------------------------------------------------------------
Income from continuing operations before
   cumulative effect of accounting change         $   518,837     $   513,862     $   424,512
   Per diluted share                              $      1.79     $      1.62     $      1.27

Net income                                        $   518,837     $   508,708     $   415,464
   Per diluted share                              $      1.79     $      1.60     $      1.24

For purposes of applying the provisions of SFAS No. 123 for the pro forma calculations, the fair value of each option grant issued during fiscal 2001, 2000 and 1999 is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield of 1% in each fiscal year, expected volatility of 48%, 46% and 40% in fiscal 2001, 2000 and 1999, respectively, a risk-free interest rate of 5.2% in fiscal 2001, 6.4% in fiscal 2000 and 5.0% in fiscal 1999, and expected holding periods of six years in all fiscal periods. The weighted average fair value of options granted during fiscal 2001, 2000 and 1999 was $10.07, $14.38 and $9.28 per share, respectively.

   The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. SFAS No. 123 does not apply to awards prior to 1995 and additional awards in future years are anticipated.

   The following table summarizes information about stock options outstanding as of January 27, 2001 (shares in thousands):

                                         Options Outstanding                   Options Exercisable
                                -------------------------------------         ---------------------
                                             Weighted        Weighted                      Weighted
                                              Average         Average                       Average
Range of                                    Remaining        Exercise                      Exercise
Exercise Prices                 Shares  Contract Life           Price         Shares          Price
---------------------------------------------------------------------------------------------------
$ 2.5625 - $ 6.3125                652      3.4 Years          $ 4.71            652         $ 4.71
$ 6.3126 - $10.6875              1,661      5.9 Years            9.90          1,661           9.90
$10.6876 - $14.4688              1,973      6.5 Years           13.85          1,473          14.45
$14.4689 - $21.7500              6,729      9.1 Years           20.98          1,065          21.75
$21.7501 - $30.5000              3,022      8.6 Years           29.22          1,029          29.16
                                ------                                         -----
Total                           14,037      8.0 Years          $19.69          5,880         $15.98
                                ======                                         =====

THE TJX COMPANIES, INC.



TJX was subject to income statement charges for changes in the fair market value of its common stock due to a special executive deferred compensation award, granted in fiscal 1998, that was initially denominated in shares of TJX common stock. TJX recorded compensation expense of $1.1 million and $6.3 million in fiscal 2000 and 1999, respectively, due to the increase in market value of the shares of TJX stock from date of grant. During fiscal 2000 and 1999, all of the shares were denominated into other investments. TJX separately transferred funds to a trust in an amount equal to the value of the new investment elections at the time such elections were made by the executive. The trust assets are included in other current assets on the balance sheet as of January 27, 2001 and in other assets for all prior periods. The trust assets are invested in a manner that matches the elections made by the executive. Thus, deferred compensation adjustments due to the change in the executive's deferred compensation account are offset by similar amounts due to gains or losses on the trust assets. TJX anticipates that the assets will be distributed to the executive in fiscal 2002 in settlement of the deferred obligation.

   TJX has also issued restricted stock and performance-based stock awards under the Stock Incentive Plan. Restricted stock awards are issued at par value, or at no cost, and have restrictions which generally lapse over three years from date of grant. Performance-based shares have restrictions that generally lapse over one to three years once specified criteria are met. The market value in excess of cost is charged to income ratably over the period during which these awards vest. Such pre-tax charges amounted to $1.4 million, $1.1 million and $619,000 in fiscal years 2001, 2000 and 1999, respectively. The market value of the awards is determined at date of grant for restricted stock awards, and at the date shares are earned for performance-based awards.

   There has been a combined total of 135,000 shares, 131,480 shares and 4,000 shares for deferred, restricted and performance-based awards issued in the fiscal years ended January 2001, 2000 and 1999, respectively. There were 33,000 and 3,000 shares forfeited for the fiscal years ended January 2001 and 2000, respectively. There were no shares forfeited during the fiscal year ended January 1999. The weighted average market value per share of these stock awards at grant date was $29.60, $29.55 and $18.03 for fiscal 2001, 2000 and 1999, respectively.

   During fiscal 1998, TJX created a deferred stock compensation plan for its outside directors replacing TJX's retirement plan for directors, which was terminated. The deferred stock account of each director who had an accrued retirement benefit was credited with deferred stock to compensate for the value of that benefit. Additional share awards valued at $10,000 are issued annually to each eligible director. Currently, there are 23,026 deferred shares outstanding; actual shares will be issued at retirement. TJX has 92,029 shares held in treasury from which such shares will be issued.

G. CAPITAL STOCK AND EARNINGS PER SHARE

CAPITAL STOCK: TJX distributed a two-for-one stock split, effected in the form of a 100% stock dividend, on June 25, 1998 to shareholders of record on June 11, 1998, which resulted in the issuance of 158.9 million shares of common stock and corresponding decreases of $96.5 million in additional paid-in capital and $62.4 million in retained earnings. All historical earnings per share amounts have been restated to reflect the two-for-one stock split. Reference to common stock activity before the distribution of the related stock split has not been restated unless otherwise noted. All activity after the distribution date reflects the two-for-one stock split.

   During fiscal 1999, 357,300 shares of the outstanding Series E cumulative convertible preferred stock, initially issued in fiscal 1996, were voluntarily converted into 6.7 million shares of common stock. On November 18, 1998, the then remaining 370,000 shares of the Series E preferred stock were mandatorily converted into 8.0 million shares of common stock in accordance with its terms. Inducement fees of $130,000 were paid on the Series E voluntary conversion in fiscal 1999, and TJX recorded aggregate dividends, including inducement fees, on its preferred stock of $3.5 million in fiscal 1999. The preferred dividends reduce net income in computing net income available to common shareholders. As of January 27, 2001, TJX has authorization for the issuance of up to 5 million shares of preferred stock, par value $1, with none issued or outstanding at January 27, 2001.

   During fiscal 2001, TJX completed a $750 million stock repurchase program and announced a new multi-year, $1 billion stock repurchase program. These stock repurchase programs followed two separate $250 million stock repurchase programs used by TJX in fiscal 1999 and 1998. TJX has had cash expenditures, under all of its programs, of $444.1 million, $604.6 million and $337.7 million in fiscal 2001, 2000 and 1999, respectively, funded primarily by excess cash generated from operations. The total common shares repurchased and retired (adjusted for stock split) amounted to 22.2 million shares in fiscal 2001, 23.6 million in fiscal 2000 and 15.6 million in fiscal 1999. As of January 27, 2001 TJX has repurchased and retired 19.6 million shares of its common stock at a cost of $381.6 million under the current $1 billion stock repurchase program.

                                                         THE TJX COMPANIES, INC.



EARNINGS PER SHARE: The following schedule presents the calculation of basic and diluted earnings per share for income from continuing operations:

                                                                                    Fiscal Year Ended
                                                                     ----------------------------------------------
                                                                      January 27,      January 29,      January 30,
Dollars In Thousands Except Per Share Amounts                                2001             2000             1999
-------------------------------------------------------------------------------------------------------------------
BASIC EARNINGS PER SHARE:
   Income from continuing operations before
      cumulative effect of accounting change                         $    538,066     $    526,822     $    433,202
   Less preferred stock dividends                                              --               --            3,523
                                                                     ------------     ------------     ------------
   Income from continuing operations before cumulative effect of
      accounting change available to common shareholders             $    538,066     $    526,822     $    429,679
                                                                     ------------     ------------     ------------
   Weighted average common stock outstanding
      for basic earnings per share calculation                        287,440,637      314,577,145      318,073,081
   Basic earnings per share                                          $       1.87     $       1.67     $       1.35

DILUTED EARNINGS PER SHARE:
   Income from continuing operations before cumulative effect of
      accounting change available to common shareholders             $    538,066     $    526,822     $    429,679
   Add preferred stock dividends                                               --               --            3,523
                                                                     ------------     ------------     ------------
   Income from continuing operations before
      cumulative effect of accounting change for diluted
      earnings per share calculation                                 $    538,066     $    526,822     $    433,202
                                                                     ------------     ------------     ------------

   Weighted average common stock outstanding
      for basic earnings per share calculation                        287,440,637      314,577,145      318,073,081
   Assumed conversion/exercise of:
      Convertible preferred stock                                              --               --       10,914,354
      Stock options and awards                                          1,755,591        3,213,619        5,660,515
                                                                     ------------     ------------     ------------
   Weighted average common shares for
      diluted earnings per share calculation                          289,196,228      317,790,764      334,647,950
                                                                     ------------     ------------     ------------
   Diluted earnings per share                                        $       1.86     $       1.66     $       1.29

The weighted average common shares for the diluted earnings per share calculation exclude the incremental effect related to outstanding stock options whose exercise price is in excess of the average price of TJX's common stock. Such options are excluded because they would have an antidilutive affect. These options amounted to 4.6 million as of January 27, 2001 and 3.1 million as of January 29, 2000. There were 28,000 antidilutive options excluded from the calculation at January 30, 1999.

H. INCOME TAXES

The provision for income taxes includes the following:

                                                 Fiscal Year Ended
                                    -------------------------------------------
                                    January 27,     January 29,     January 30,
In Thousands                               2001            2000            1999
-------------------------------------------------------------------------------
CURRENT:
   Federal                            $ 272,075       $ 255,277       $ 231,811
   State                                 51,217          49,836          45,117
   Foreign                               27,819          20,212          13,784

DEFERRED:
   Federal                              (22,359)          3,885         (13,084)
   State                                 (2,269)          1,984          (2,306)
   Foreign                                  393          (4,079)         (4,512)
                                      ---------       ---------       ---------

Provision for income taxes            $ 326,876       $ 327,115       $ 270,810
                                      =========       =========       =========

THE TJX COMPANIES, INC.



TJX had a net deferred tax asset as follows:

                                                      January 27,    January 29,
In Thousands                                                 2001           2000
--------------------------------------------------------------------------------
DEFERRED TAX ASSETS:
   Loss on investment in foreign subsidiary             $   7,013      $      --
   Foreign net operating loss carryforward                 17,998         30,107
   Reserve for discontinued operations                     10,129         10,900
   Reserve for closed store and restructuring costs         6,443         11,569
   Pension, postretirement and employee benefits           53,487         46,468
   Leases                                                  19,455         15,596
   Other                                                   29,111         28,234
   Valuation allowance                                     (3,396)       (15,678)
                                                        ---------      ---------
      Total deferred tax assets                           140,240        127,196
                                                        =========      =========

DEFERRED TAX LIABILITIES:
   Property, plant and equipment                           17,211         19,240
   Safe harbor leases                                      16,274         24,450
   Tradename                                               44,140         45,408
   Other                                                   15,224         14,955
                                                        ---------      ---------
      Total deferred tax liabilities                       92,849        104,053
                                                        ---------      ---------
Net deferred tax asset                                  $  47,391      $  23,143
                                                        =========      =========

TJX has elected to repatriate the earnings of its Canadian subsidiary after fiscal 1998. The majority of the fiscal 2001, 2000 and 1999 earnings from its Canadian subsidiary were repatriated and deferred foreign tax credits have been provided for on the undistributed portions for these years. Earnings prior to fiscal 1999 of its Canadian subsidiary and all the earnings of TJX's other foreign subsidiaries are indefinitely reinvested and no deferred taxes have been provided for on those earnings.

   TJX has a United Kingdom net operating loss carryforward of approximately $39 million for both tax and financial reporting purposes. TJX recognized a deferred tax benefit of $7.0 million in fiscal 2001 due to the anticipated utilization of the balance of T.K. Maxx's net operating loss carryforward. The United Kingdom net operating loss does not expire under current tax law. Due to TJX's decision to close its Netherlands operation, TJX does not expect to be able to utilize net operating losses of that operation. TJX, however, did recognize U.S. tax benefits associated with the write-off of its total investment in the Netherlands operation. TJX also has a Puerto Rico net operating loss carryforward of approximately $16 million, for tax and financial reporting purposes, which was acquired in the Marshalls acquisition and expires in fiscal years 2002 through 2003. TJX recognized a deferred tax asset of $8.0 million and $3.4 million, in fiscal years 2000 and 1999, respectively, for the estimated future utilization of the Puerto Rico net operating loss carryforward. In fiscal 2001 a portion of the deferred tax asset was reversed due to lower than anticipated earnings of the Puerto Rico operations. The valuation allowance relates to TJX's Puerto Rico net operating losses that have not yet been recognized or are likely to expire. Additional utilization of these net operating loss carryforwards is dependent upon the level of future earnings in Puerto Rico.

   TJX's worldwide effective income tax rate was 37.8% for the fiscal year ended January 27, 2001, 38.3% for the fiscal year ended January 29, 2000, and 38.5% for the fiscal year ended January 30, 1999. The difference between the U.S. federal statutory income tax rate and TJX's worldwide effective income tax rate is reconciled below:

                                                    Fiscal Year Ended
                                         ---------------------------------------
                                         January 27,   January 29,   January 30,
                                                2001          2000          1999
--------------------------------------------------------------------------------
U.S. federal statutory income tax rate          35.0%         35.0%         35.0%
Effective state income tax rate                  4.0           4.2           4.1
Impact of foreign operations                    (1.0)         (1.0)          (.4)
All other                                        (.2)           .1           (.2)
                                              ------        ------        ------
Worldwide effective income tax rate             37.8%         38.3%         38.5%
                                              ------        ------        ------

                                                         THE TJX COMPANIES, INC.



I. PENSION PLANS AND OTHER RETIREMENT BENEFITS

TJX has a non-contributory defined benefit retirement plan covering the majority of its full-time U.S. employees. Employees who have attained twenty-one years of age and have completed one year of service are covered under the plan. Benefits are based on compensation earned in each year of service. TJX also has an unfunded supplemental retirement plan which covers key employees of TJX and provides additional retirement benefits based on average compensation; and an unfunded postretirement medical plan which provides limited postretirement medical and life insurance benefits to associates who participate in TJX's retirement plan and who retire at age fifty-five or older with ten or more years of service.

   Presented below is financial information relating to TJX's retirement plans for the fiscal years indicated:

                                                                                  Pension                  Postretirement Medical
                                                                             Fiscal Year Ended               Fiscal Year Ended
                                                                        ---------------------------     ---------------------------
                                                                        January 27,     January 29,     January 27,     January 29,
Dollars In Thousands                                                           2001            2000            2001            2000
-----------------------------------------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION:
   Benefit obligation at beginning of year                                $ 140,010       $ 152,047       $  18,529       $  24,992
      Service cost                                                           10,734          11,781           1,353           1,366
      Interest cost                                                          11,560          10,768           1,624           1,430
      Participants' contributions                                                --              --              42              14
      Amendments                                                              1,080              --              --              --
      Actuarial (gains) losses                                               22,564         (20,393)          4,376          (8,165)
      Settlement                                                             (1,141)         (7,434)             --              --
      Benefits paid                                                          (6,616)         (6,039)         (1,162)         (1,108)
      Expenses paid                                                            (830)           (720)             --              --
                                                                          ---------       ---------       ---------       ---------
   Benefit obligation at end of year                                      $ 177,361       $ 140,010       $  24,762       $  18,529
                                                                          =========       =========       =========       =========

CHANGE IN PLAN ASSETS:
   Fair value of plan assets at beginning of year                         $ 140,191       $ 123,191       $      --       $      --
      Actual return on plan assets                                            1,665          15,024              --              --
      Employer contribution                                                  15,532           8,735           1,120           1,094
      Participants' contributions                                                --              --              42              14
      Benefits paid                                                          (6,616)         (6,039)         (1,162)         (1,108)
      Expenses paid                                                            (830)           (720)             --              --
                                                                          ---------       ---------       ---------       ---------
   Fair value of plan assets at end of year                               $ 149,942       $ 140,191       $      --       $      --
                                                                          =========       =========       =========       =========

RECONCILIATION OF FUNDED STATUS:
   Benefit obligation at end of year                                      $ 177,361       $ 140,010       $  24,762       $  18,529
   Fair value of plan assets at end of year                                 149,942         140,191              --              --
                                                                          ---------       ---------       ---------       ---------
   Funded status - excess (assets) obligations                               27,419            (181)         24,762          18,529
   Unrecognized transition obligation                                            --             447              --              --
   Unrecognized prior service cost                                              218             685             946           1,278
   Unrecognized actuarial (gains) losses                                     11,554         (21,282)            394          (4,167)
                                                                          ---------       ---------       ---------       ---------
   Net amount recognized                                                  $  15,647       $  19,969       $  23,422       $  21,418
                                                                          =========       =========       =========       =========

AMOUNT RECOGNIZED IN THE STATEMENT OF FINANCIAL POSITION CONSISTS OF:
   Net accrued liability                                                  $  12,215       $  19,969       $  23,422       $  21,418
   Intangible asset                                                           1,757              --              --              --
   Reduction to accumulated other comprehensive income                        1,675              --              --              --
                                                                          ---------       ---------       ---------       ---------
   Net amount recognized                                                  $  15,647       $  19,969       $  23,422       $  21,418
                                                                          =========       =========       =========       =========

WEIGHTED AVERAGE ASSUMPTIONS:
   Discount rate                                                               7.41%           7.66%           7.50%           7.75%
   Expected return on plan assets                                              9.00%           9.00%            N/A             N/A
   Rate of compensation increase                                               4.00%           4.00%           4.00%           4.00%

THE TJX COMPANIES, INC.



The projected benefit obligation and accumulated benefit obligation of TJX's unfunded supplemental retirement plan was $23.8 million and $18.2 million, respectively, as of January 27, 2001 and $18.6 million and $14.3 million, respectively, as of January 29, 2000. The increase in the projected benefit obligation as of January 27, 2001 reflects actuarial losses due to a change in the assumptions regarding mortality and a decrease in the discount rate for valuation purposes.

   The portion of the net accrued liability attributable to TJX's unfunded supplemental retirement plan amounted to $14.8 million at January 27, 2001 and $14.0 million at January 29, 2000 and is included in other long-term liabilities on the balance sheet. The balance of the net accrued liability is attributable to TJX's non-contributory defined benefit retirement plan and is included in current assets as of January 27, 2001 and in accrued expenses and other current liabilities as of January 29, 2000.

   For purposes of measuring the postretirement medical plan, a 3.41% annual rate of increase in the per capita cost of covered health care benefits was assumed and is gradually reduced to zero. The impact of medical inflation eventually diminishes because of the $3,000 per capita annual limit on medical benefits. An increase in the assumed health care cost trend rate of one percentage point for all future years would increase the accumulated postretirement benefit obligation at January 27, 2001 by about $3,409,000 and the total of the service cost and interest cost components of net periodic postretirement cost for fiscal 2001, by about $477,000. Similarly, decreasing the trend rate by one percentage point for all future years would decrease the accumulated postretirement benefit obligation at January 27, 2001 by about $2,908,000 as well as the total of the service cost and interest cost components of net periodic postretirement cost for fiscal 2001, by about $404,000.

   Following are the components of net periodic benefit cost:

                                                       Pension                           Postretirement Medical
                                                  Fiscal Year Ended                        Fiscal Year Ended
                                       ---------------------------------------   --------------------------------------
                                       January 27,   January 29,   January 30,   January 27,   January 29,  January 30,
In Thousands                                  2001          2000          1999          2001          2000         1999
-----------------------------------------------------------------------------------------------------------------------
Service cost                              $ 10,734      $ 11,781      $ 10,538      $  1,353      $  1,366     $  1,405
Interest cost                               11,560        10,768         9,647         1,624         1,430        1,610
Expected return on plan assets             (12,783)      (11,060)       (9,991)           --            --           --
Amortization of transition obligation           75            75            75            --            --           --
Amortization of prior service cost             164            87            87           332           332          338
Recognized actuarial (gains) losses         (1,085)          415         2,702          (185)           --          103
                                          --------      --------      --------      --------      --------     --------
Net periodic benefit cost                 $  8,665      $ 12,066      $ 13,058      $  3,124      $  3,128     $  3,456
                                          ========      ========      ========      ========      ========     ========

Net pension expense reflects amortization of unrecognized actuarial losses for the unfunded plan in fiscal 1999 and amortization of unrecognized gains on the defined benefit plan in fiscal 2001. The change in assumption regarding mortality will increase the net pension expense in future years.

   During the fiscal year ended January 29, 2000, TJX and an executive officer entered into an agreement whereby the executive waived his right to benefits under TJX's nonqualified plan in exchange for TJX's funding of a split-dollar life insurance policy. The exchange was accounted for as a settlement and TJX incurred a $1.5 million settlement loss, which was primarily the recognition of a portion of the deferred losses under the plan. During fiscal 2001, TJX entered into a similar arrangement with another executive who waived the right to a portion of his supplemental retirement benefit in exchange for TJX's funding of a split-dollar life insurance policy. TJX recognized a settlement loss of $224,000 in fiscal 2001 due to this exchange. The benefit exchanges were designed so that the after-tax cash expenditures by TJX on the split-dollar policies are substantially equivalent, on a present value basis, to the after-tax cash expenditures TJX would have incurred under the nonqualified plan.

   TJX also sponsors an employee savings plan under Section 401(k) of the Internal Revenue Code for all eligible U.S. employees. Employees may contribute up to 15% of eligible pay. TJX matches employee contributions, up to 5% of eligible pay, at rates ranging from 25% to 50% based upon the company's performance. TJX contributed for all 401(k) plans $5.8 million in fiscal 2001, $6.2 million in fiscal 2000 and $6.4 million in fiscal 1999.

   In the fourth quarter of fiscal 1999, TJX established a nonqualified savings plan for certain U.S. employees. TJX matches employee contributions at various rates which amounted to $163,000 in fiscal 2001, $464,000 in fiscal 2000 and $210,000 in fiscal 1999. TJX transfers employee withholdings and the related company match to a separate trust designated to fund the future obligations. TJX includes the trust assets in other assets on the balance sheets.

   In addition to the plans described above, TJX also maintains retirement/deferred savings plans for all eligible associates at its foreign subsidiaries. TJX contributed for these plans $1.2 million, $682,000 and $534,000 in fiscal years 2001, 2000 and 1999, respectively.

                                                         THE TJX COMPANIES, INC.

J. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The major components of accrued expenses and other current liabilities are as follows:

                                                                                January 27,      January 29,
In Thousands                                                                           2001             2000
------------------------------------------------------------------------------------------------------------
Employee compensation and benefits                                                 $133,877         $110,065
Rent, utilities, and occupancy, including real estate taxes                          71,305           61,231
Insurance, advertising and all other                                                338,832          299,863
                                                                                   --------         --------
Accrued expenses and other current liabilities                                     $544,014         $471,159
                                                                                   ========         ========

K. RESERVES

TJX has a reserve for store closing and restructuring costs, primarily relating to its acquisition of Marshalls, and a reserve relating to obligations in connection with certain discontinued operations. The reserve balances, discussed in more detail below, are included in other long-term liabilities on the balance sheets.

STORE CLOSING AND RESTRUCTURING RESERVE: TJX's store closing and restructuring reserve relates primarily to a restructuring plan in connection with its acquisition of Marshalls in November 1995. This reserve, which was initially established in fiscal 1996 and subsequently adjusted, included the cost of closing 32 T.J. Maxx stores and the cost of closing 70 Marshalls stores and other Marshalls facilities. The reserve also included other costs in connection with the Marshalls acquisition, primarily inventory markdowns. The T.J. Maxx closing costs were charged to operations while the costs associated with Marshalls were a component of the allocation of the purchase price. This reserve also included some activity relating to several HomeGoods store closings, the impact of which was immaterial and currently includes the estimated cost of $3.1 million for settling the lease obligations in connection with the closure of the three T.K. Maxx stores in the Netherlands.

Following is a summary of activity in the store closing and restructuring reserve:

                                                                       Fiscal Year Ended
                                                       -----------------------------------------------------
                                                       January 27,          January 29,          January 30,
In Thousands                                                  2001                 2000                 1999
------------------------------------------------------------------------------------------------------------
Balance at beginning of year                              $ 15,731             $ 44,598             $ 57,966
   Additions to the reserve                                  3,109                 --                  1,961

RESERVE ADJUSTMENTS:
   Adjust Marshalls restructuring reserve                     --                 (3,000)                --
   Adjust T.J. Maxx store closing reserve                     --                   (300)              (1,800)

CHARGES AGAINST THE RESERVE:
   Lease related obligations                                (1,922)             (23,734)             (12,521)
   Severance and all other charges                            --                   --                   (927)
   Net activity relating to HomeGoods closings                (126)              (1,833)                 (81)
                                                          --------             --------             --------

Balance at end of year                                    $ 16,792             $ 15,731             $ 44,598
                                                          ========             ========             ========

The remaining balance in the store closing and restructuring reserve as of January 27, 2001 of $16.8 million is primarily for the estimated cost of the future lease obligations of the closed stores. The estimates and assumptions used in developing the remaining reserve requirements are subject to change; however, TJX believes it has adequate reserves for these obligations. The use of the reserve will reduce operating cash flows in varying amounts over the next ten to fifteen years as the related leases reach their expiration dates or are settled. TJX believes this future spending will not have a material impact on its future cash flows or financial condition.

DISCONTINUED OPERATIONS RESERVE: TJX also has a reserve for future obligations relating to certain discontinued operations, which include the former Zayre and Hit or Miss store chains and the Chadwick's of Boston catalog operation. The reserves were established at the time of the sale of these operations and were adjusted accordingly to reflect TJX's obligations relating to guarantees on certain leases of the Zayre and Hit or Miss properties. The current balance in this reserve and the activity for the last three years as presented below, relates primarily to the lease related obligations of the Zayre and Hit or Miss locations.

THE TJX COMPANIES, INC.

                                                       Fiscal Year Ended
                                        --------------------------------------------------
                                       January 27,         January 29,           January 30,
In Thousands                              2001                 2000                 1999
------------------------------------------------------------------------------------------
Balance at beginning of year            $ 27,304             $ 29,660             $ 17,843
   Additions to the reserve                 --                   --                 15,000

CHARGES AGAINST THE RESERVE:
   Lease related obligations              (1,792)              (2,150)              (2,768)
   All other                                --                   (206)                (415)
                                        --------             --------             --------

Balance at end of year                  $ 25,512             $ 27,304             $ 29,660
                                        ========             ========             ========

In fiscal 1999, TJX increased this reserve by $15 million, primarily for potential liabilities relating to guarantees on leases of its former Hit or Miss division. The after-tax cost of $9 million, or $.02 per diluted share, was recorded as a loss from discontinued operations. On November 12, 2000, the Hit or Miss store chain filed for bankruptcy and subsequently announced that it is in the process of liquidating its assets under Chapter 11 of the Federal Bankruptcy Code. TJX believes this reserve is adequate relating to contingent obligations associated with Hit or Miss. Future spending against the discontinued operations reserve will reduce operating cash flows in varying amounts over the next ten to fifteen years, as leases reach termination dates or are settled. TJX believes this future spending will not have a material impact on future cash flows or its financial condition.

In addition to the above obligations, TJX is also contingently liable on certain other leases of the former Zayre stores as well as leases on its former warehouse club operations. See Note M to the consolidated financial statements for further information.

L. SUPPLEMENTAL CASH FLOWS INFORMATION

There were no cash flows attributable to the operating results of TJX's discontinued operations during the years ended January 27, 2001, January 29, 2000 or January 30, 1999. However, TJX is responsible for certain leases related to, and other obligations arising from, the sale of these operations. The cash flow impact of these obligations is reflected as a component of cash provided by operating activities in the statements of cash flows.

   TJX's cash payments for interest and income taxes and its non-cash investing and financing activities are as follows:

                                                                                       Fiscal Year Ended
                                                                      -----------------------------------------------------
                                                                     January 27,           January 29,           January 30,
In Thousands                                                            2001                  2000                   1999
---------------------------------------------------------------------------------------------------------------------------
CASH PAID FOR:
   Interest on debt                                                   $  34,509             $  19,018             $  22,542
   Income taxes                                                         335,265               332,622               275,538

NON-CASH INVESTING AND FINANCING ACTIVITIES:
   Conversion of Series E cumulative convertible preferred
      stock into common stock                                         $    --               $    --               $  72,730
   Distribution of two-for-one stock split                                 --                    --                 158,954

CHANGE IN ACCRUED EXPENSES DUE TO:
   Stock repurchase                                                   $  (9,275)            $  (3,300)            $  12,575
   Dividends payable                                                        573                   977                 1,246

Investing activities include advances TJX has made under a $35 million construction loan agreement in connection with the expansion of its leased home office facility. The advances are classified as a note receivable in other assets on the balance sheets and amounted to $28.9 million as of January 27, 2001 and $5.8 million as of January 29, 2000. The note bears interest at 7.25% per year. Upon completion of the project the note will be converted into a term loan with a maturity date of December 31, 2015.

M. DISCONTINUED OPERATIONS AND RELATED CONTINGENT LIABILITIES

In October 1988, TJX completed the sale of its former Zayre Stores division to Ames Department Stores, Inc. (Ames). In April 1990, Ames filed for protection under Chapter 11 of the Federal Bankruptcy Code and in December 1992, Ames emerged from bankruptcy under a plan of reorganization.

                                                         THE TJX COMPANIES, INC.



   TJX remains contingently liable for the leases of most of the former Zayre stores still operated by Ames. TJX believes that its contingent liability on these leases will not have a material affect on its financial condition.

   TJX is also contingently liable on certain leases of its former warehouse club operations (BJ's Wholesale Club and HomeBase), which were spun-off by TJX in fiscal 1990 as Waban Inc. During fiscal 1998, Waban Inc. was renamed HomeBase, Inc. and spun-off from its BJ's Wholesale Club division (BJ's Wholesale Club, Inc.). HomeBase, Inc. and BJ's Wholesale Club, Inc. are primarily liable on their respective leases and have indemnified TJX for any amounts TJX may have to pay with respect to such leases. In addition, HomeBase, Inc., BJ's Wholesale Club, Inc. and TJX have entered into agreements under which BJ's Wholesale Club, Inc. has substantial indemnification responsibility with respect to such HomeBase, Inc. leases. TJX is also contingently liable on certain leases of BJ's Wholesale Club, Inc. for which both BJ's Wholesale Club, Inc. and HomeBase, Inc. remain liable. TJX believes that its contingent liability on the HomeBase, Inc. and BJ's Wholesale Club, Inc. leases will not have a material affect on its financial condition.

N. SEGMENT INFORMATION

Prior to fiscal 2001 TJX aggregated certain chains into the "off-price family apparel segment". Due to the growth of Winners and T.K. Maxx, TJX no longer aggregates them and now reports each of its operating divisions as a separate segment.

   The T.J. Maxx and Marshalls store chains are managed on a combined basis and are reported as the Marmaxx segment. The Winners chain operates exclusively in Canada and T.K. Maxx operates in Europe, primarily the United Kingdom. Winners and T.K. Maxx accounted for 10% of TJX's net sales for fiscal 2001. All of TJX's other store chains do business in the United States with the exception of a limited number of stores operated in Puerto Rico by Marshalls and HomeGoods. TJX's target customer is the middle to upper-middle income shopper with the exception of the A.J. Wright stores which targets a more moderate income customer. All of TJX's stores, with the exception of HomeGoods sell apparel for the entire family with a limited offering of giftware and domestics. The HomeGoods stores are dedicated to home fashions and offer a variety of home furnishings.

   TJX evaluates the performance of its segments based on pre-tax income before general corporate expense, goodwill amortization and interest (operating income). Presented below is selected financial information on TJX's business segments:

                                                                                   Fiscal Year Ended
                                                               -----------------------------------------------------------
                                                               January 27,             January 29,             January 30,
In Thousands                                                       2001                    2000                    1999
--------------------------------------------------------------------------------------------------------------------------
NET SALES:
   Marmaxx                                                     $ 8,228,468             $ 7,779,826             $ 7,196,325
   Winners                                                         563,311                 466,765                 387,438
   T. K. Maxx                                                      389,062                 298,659                 222,090
   HomeGoods                                                       315,015                 206,810                 132,538
   A. J. Wright                                                     83,150                  43,287                  10,710
                                                               -----------             -----------             -----------
                                                               $ 9,579,006             $ 8,795,347             $ 7,949,101
                                                               ===========             ===========             ===========
OPERATING INCOME (LOSS):
   Marmaxx                                                     $   858,358             $   849,560             $   753,921
   Winners                                                          71,055                  54,914                  39,765
   T. K. Maxx (1)                                                   10,867                   6,462                  (2,243)
   HomeGoods (2)                                                     4,700                   4,581                  (4,950)
   A. J. Wright                                                    (15,012)                (14,444)                 (8,737)
                                                               -----------             -----------             -----------
                                                                   929,968                 901,073                 777,756

General corporate expense (3)                                       39,513                  37,182                  69,449
Goodwill amortization                                                2,609                   2,609                   2,609
Interest expense, net                                               22,904                   7,345                   1,686
                                                               -----------             -----------             -----------
Income from continuing operations before income
   taxes and cumulative effect of accounting change            $   864,942             $   853,937             $   704,012
                                                               ===========             ===========             ===========

(1) The period ended January 27, 2001 includes a pre-tax charge of $6.3 million for the estimated cost of closing the three stores in the Netherlands.

(2) The period ended January 30, 1999 includes a pre-tax charge of $2.2 million for certain store closing and other restructuring costs relating to HomeGoods.

(3) General corporate expense for the fiscal year ended January 29, 2000, includes a pre-tax gain of $8.5 million associated with TJX's receipt of common stock resulting from the demutualization of Manulife Financial Corporation and a pre-tax charge of $1.1 million for costs associated with a fiscal 1998 executive deferred compensation award. General corporate expense for the fiscal year ended January 30, 1999 includes a pre-tax charge of $6.3 million for costs associated with the foregoing executive deferred compensation award, a $3.5 million pre-tax charge for the write-down of a note receivable from TJX's former Hit or Miss division and a $7.5 million charitable donation to The TJX Foundation.

THE TJX COMPANIES, INC.

                                                                                        Fiscal Year Ended
                                                                      ------------------------------------------------------
                                                                     January 27,           January 29,           January 30,
In Thousands                                                             2001                  2000                  1999
                                                                      ----------            ----------            ----------
IDENTIFIABLE ASSETS:
   Marmaxx                                                            $2,050,775            $1,916,230            $1,887,296
   Winners                                                               151,062               111,446                88,106
   T. K. Maxx                                                            176,916               138,914               108,154
   HomeGoods                                                             126,010                63,888                49,515
   A. J. Wright                                                           56,423                22,813                10,323
   Corporate (primarily cash, goodwill and deferred taxes)               371,097               551,672               604,452
                                                                      ----------            ----------            ----------
                                                                      $2,932,283            $2,804,963            $2,747,846
                                                                      ==========            ==========            ==========
CAPITAL EXPENDITURES:
   Marmaxx                                                            $  152,901            $  175,985            $  164,502
   Winners                                                                18,775                11,412                11,778
   T. K. Maxx                                                             29,569                31,647                17,497
   HomeGoods                                                              30,245                10,819                 5,688
   A. J. Wright                                                           25,515                 8,706                 8,277
                                                                      ----------            ----------            ----------
                                                                      $  257,005            $  238,569            $  207,742
                                                                      ==========            ==========            ==========
DEPRECIATION AND AMORTIZATION:
   Marmaxx                                                            $  145,987            $  136,898            $  117,890
   Winners                                                                 7,779                 6,657                 5,127
   T. K. Maxx                                                             10,292                 8,552                 6,929
   HomeGoods                                                               5,444                 3,911                 3,302
   A. J. Wright                                                            2,689                 1,491                   317
   Corporate (including goodwill)                                          3,590                 2,957                 2,904
                                                                      ----------            ----------            ----------
                                                                      $  175,781            $  160,466            $  136,469
                                                                      ==========            ==========            ==========

O. SUBSEQUENT EVENTS

On February 13, 2001, TJX issued $517.5 million zero coupon convertible subordinated notes due in February 2021 and raised gross proceeds of $347.6 million. The issue price of the notes represents a yield to maturity of 2% per year. The notes are subordinated to all existing and future senior indebtedness of TJX. The notes are convertible into 8.5 million shares of common stock of TJX if the sale price of the common stock reaches specified thresholds, if the credit rating of the notes is below investment grade, if the notes are called for redemption or if certain specified corporate transactions have occurred. The holders have the right to require TJX to purchase the notes at the end of the first, third, sixth and twelfth year following the issuance date, for the original purchase price plus accrued original issue discount. If this option is elected at the end of the first year, original issue discount accrued will be at the reduced rate of 1.5%. In addition, if a change in control of TJX occurs on or before February 13, 2007, each holder may require TJX to purchase for cash, all or a portion of such holder's notes. TJX may redeem for cash all, or a portion of, the notes at any time on or after February 13, 2007 for the original purchase price plus accrued original issue discount. TJX intends to use the proceeds to fund an accelerated store roll-out program, investment in its distribution center network, its common stock repurchase program and for general corporate purposes.

                                                         THE TJX COMPANIES, INC.


Report of Independent Accountants

[PRICEWATERHOUSECOOPERS LOGO]

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF THE TJX COMPANIES, INC.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of The TJX Companies, Inc. and its subsidiaries at January 27, 2001 and January 29, 2000, and the results of their operations and their cash flows for each of the three years in the period ended January 27, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Boston, Massachusetts
February 27, 2001                                  /s/PricewaterhouseCoopers LLP


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

   TJX maintains a system of internal controls designed to provide, at appropriate cost, reasonable assurance that assets are safeguarded, transactions are executed in accordance with management's authorization and the accounting records may be relied upon for the preparation of financial statements. The system of controls includes the careful selection and training of associates, and the communication and application of formal policies and procedures that are consistent with high standards of accounting and administrative practices. The accounting and control systems are continually reviewed, evaluated and where appropriate, modified to accommodate changing business conditions and the recommendations of TJX's internal auditors and the independent public accountants.

   An Audit Committee, comprised of members of the Board of Directors who are neither officers nor employees of TJX, meets periodically with management, internal auditors and the independent public accountants to review matters relating to TJX's financial reporting, the adequacy of internal accounting controls and the scope and results of audit work. The Committee is responsible for reporting the results of its activities and for recommending the selection of independent auditors to the full Board of Directors. The internal auditors and the independent public accountants have free access to the Committee and the Board of Directors.

   The financial statements have been examined by PricewaterhouseCoopers LLP, whose report appears separately. Their report expresses an opinion as to the fair presentation of the consolidated financial statements and is based on an independent examination performed in accordance with generally accepted auditing standards.


/s/ Edmond J. English                         /s/ Donald G. Campbell
-------------------------------------         ----------------------------------
Edmond J. English                             Donald G. Campbell
President and Chief Executive Officer         Executive Vice President - Finance
                                              and Chief Financial Officer
February 27, 2001

THE TJX COMPANIES, INC.

Management's Discussion and Analysis of
Results of Operations and Financial Condition

The following discussion contains forward-looking information and should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this report. Our actual results could differ materially from the results contemplated by these forward-looking statements due to various factors, including those discussed under the "Forward-Looking Information" section of this report.

RESULTS OF OPERATIONS

OVERVIEW

The following is a summary of the operating results of TJX at the consolidated level. This discussion is followed by an overview of operating results by segment. All references to earnings per share are diluted earnings per share unless otherwise indicated.

   Net sales for fiscal 2001 were $9.58 billion, an increase of 8.9% over net sales of $8.80 billion in fiscal 2000. Net sales for fiscal 2000 increased 10.6% over net sales of $7.95 billion in fiscal 1999. Income from continuing operations before cumulative effect of accounting change ("income from continuing operations") was $538.1 million in fiscal 2001, $526.8 million in fiscal 2000, and $433.2 million in fiscal 1999. Income from continuing operations per share was $1.86 in fiscal 2001, versus $1.66 in fiscal 2000 and $1.29 in fiscal 1999. Net income was $538.1 million in fiscal 2001, $521.7 million in fiscal 2000, after a $.02 per share charge for the cumulative effect of the change in accounting for layaway sales, and $424.2 million in fiscal 1999, after a $.02 per share charge relating to discontinued operations.
   The following table sets forth our consolidated operating results as a percentage of net sales:

                                                                                Fiscal Year Ended January
                                                                           ----------------------------------
                                                                             2001          2000          1999
-------------------------------------------------------------------------------------------------------------
Net sales                                                                   100.0%        100.0%        100.0%
                                                                           ------        ------        ------

Cost of sales, including buying and occupancy costs                          75.0          74.8          74.9
Selling, general and administrative expenses                                 15.7          15.4          16.2
Interest expense, net                                                          .3            .1            --
                                                                           ------        ------        ------

Income from continuing operations before income taxes and cumulative
   effect of accounting change                                                9.0%          9.7%          8.9%
                                                                           ------        ------        ------

NET SALES: Our net sales increased 8.9% in fiscal 2001, to $9.58 billion, over sales of $8.80 billion in fiscal 2000. Net sales in fiscal 2000 increased 10.6% over sales of $7.95 billion in fiscal 1999. The increase in our net sales for both years is attributable to an increase in same store sales and new stores. Consolidated same store sales increased 2% in fiscal 2001 and 5% in fiscal 2000. Our consolidated store count increased 10% in fiscal 2001 over the prior year as compared to a 9% increase in fiscal 2000 over fiscal 1999. In fiscal 2001, sales results were adversely affected by unseasonable or severe weather conditions in certain areas of the country, particularly at Marmaxx, the internal combination of T.J. Maxx and Marshalls. In both years, non-apparel sales gains generally exceeded increases in apparel sales.

COST OF SALES, INCLUDING BUYING AND OCCUPANCY COSTS: Cost of sales, including buying and occupancy costs, as a percentage of net sales were 75.0% in fiscal 2001, 74.8% in fiscal 2000 and 74.9% in fiscal 1999. The increase in this ratio in fiscal 2001 is primarily due to the moderation in our sales growth, distribution center capacity issues and an increase in our freight costs. The slight improvement in this ratio in fiscal 2000 versus fiscal 1999 is primarily due to improved merchandise margins at Marmaxx. We have managed our inventories tightly during both years, allowing us to take advantage of better buys in the marketplace. This ratio is expected to increase slightly in the short term due to our increased investment in our distribution center network.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES: Selling, general and administrative expenses as a percentage of net sales were 15.7% in fiscal 2001, 15.4% in fiscal 2000 and 16.2% in fiscal 1999. This ratio is largely influenced by corporate charges and other gains and losses included in this line over the last three years. Selling, general and administrative expenses for fiscal 2001 include a pre-tax charge of $6.3 million for the estimated cost of closing the three T. K. Maxx stores operated in the Netherlands, while fiscal 2000 includes a pre-tax gain of $8.5 million, due to the receipt of common stock due to the demutualization of Manulife Financial Corporation. The inclusion of these items in their respective years, along with an increase in store payroll costs at Marmaxx in fiscal 2001, is the

                                                         THE TJX COMPANIES, INC.


primary reason for the increase in this expense ratio in fiscal 2001. Selling, general and administrative expenses for fiscal 1999 include charges of $7.5 million for a charitable cash donation to The TJX Foundation, $3.5 million for the settlement of the Hit or Miss note receivable and $6.3 million associated with an executive deferred compensation award. These charges in fiscal 1999, along with the pre-tax gain included in fiscal 2000, result in a reduction in the selling, general and administrative expenses as a percentage of net sales in fiscal 2000, as compared to fiscal 1999. In addition, the improvement in this ratio in fiscal 2000 also reflects the benefit of our sales growth along with the levering of expenses, particularly at our newer divisions. We believe this ratio will remain at or near the levels experienced over the past several years, excluding the non-recurring items.

INTEREST EXPENSE, NET: Interest expense, net of interest income, was $22.9 million in fiscal 2001, $7.3 million in fiscal 2000 and $1.7 million in fiscal 1999. Interest income was $11.8 million in fiscal 2001 versus $13.1 million in fiscal 2000 and $20.5 million in fiscal 1999. The increase in net interest expense in fiscal 2001 is due to increased borrowing levels. The increase in net interest expense for fiscal 2000 is due to the reduction in interest income. The increase in borrowing levels in fiscal 2001 and the reduction in interest income in fiscal 2000 is largely influenced by our stock repurchase activity in each of those years.

INCOME TAXES: Our effective annual income tax rate was 37.8% in fiscal 2001, 38.3% in fiscal 2000 and 38.5% in fiscal 1999. The reduction in the effective annual tax rate for fiscal 2001 is due to tax benefits recognized in connection with the United Kingdom net operating loss carryforward and tax benefits associated with the closing of the stores in the Netherlands. These tax benefits were all recognized in the fourth quarter of fiscal 2001 which results in an effective tax rate for the fourth quarter of fiscal 2001 of 34.6% versus 38.0% for the fourth quarter of fiscal 2000. The reduction in the effective annual tax rate in fiscal 2000 is due to recognition of tax benefits in connection with our net operating loss carryforward in Puerto Rico.

INCOME FROM CONTINUING OPERATIONS/NET INCOME: Income from continuing operations was $538.1 million in fiscal 2001, $526.8 million in fiscal 2000, and $433.2 million in fiscal 1999. Income from continuing operations per share was $1.86 in fiscal 2001, versus $1.66 in fiscal 2000 and $1.29 in fiscal 1999. Net income for fiscal 2000 includes a $5.2 million charge, or $.02 per share, for the cumulative effect of the accounting change for layaway sales. Net income for fiscal 1999 includes an after-tax charge to discontinued operations of $9.0 million for lease related obligations, primarily for our former Hit or Miss stores. Net income, after reflecting the above items, was $538.1 million, or $1.86 per share, in fiscal 2001, $521.7 million, or $1.64 per share, in fiscal 2000 and $424.2 million, or $1.27 per share, in fiscal 1999.

SEGMENT INFORMATION:
The following is a discussion of the operating results of our business segments. We consider each of our operating divisions to be a segment. More detailed information about our segments can be found in Note N to the consolidated financial statements.

MARMAXX:

                                                   Fiscal Year Ended January
                                            ---------------------------------------
Dollars In Millions                          2001            2000            1999
-----------------------------------------------------------------------------------
Net sales                                  $8,228.5        $7,779.8        $7,196.3
Operating income                           $  858.4        $  849.6        $  753.9
Operating margin                               10.4%           10.9%           10.5%
Percent increase in same store sales              2%              4%              5%
Stores in operation at end of period          1,196           1,137           1,079

Marmaxx had a 2% same store sales increase in fiscal 2001, which was slightly less than our expectations and last year's 4% increase. This shortfall occurred primarily in those areas of the country that experienced unseasonable or severe weather conditions. This, along with increases in store payroll and freight costs are the prime reason for the reduction in Marmaxx's operating margin in fiscal 2001. These negatives were partially offset by maintaining strong merchandise margins and the strong performance of our new store openings. The results for fiscal 2000 versus fiscal 1999 reflect the strong sales performance in virtually all geographic regions along with good expense controls.

   As a result of the success of our new stores, we have decided to increase our new store openings for fiscal 2002. Marmaxx currently expects to add a net of 75 new stores in fiscal 2002.

THE TJX COMPANIES, INC.


WINNERS:

                                                                 Fiscal Year Ended January
                                                            -------------------------------------
Dollars In Millions                                          2001           2000           1999
-------------------------------------------------------------------------------------------------
Net sales                                                   $ 563.3        $ 466.8        $ 387.4
Operating income                                            $  71.1        $  54.9        $  39.8
Operating margin                                               12.6%          11.8%          10.3%
Percent increase in same store sales (local currency)             8%             8%            13%
Stores in operation at end of period                            117            100             87

Winners' same store sales were above plan with an increase of 8% on top of an 8% increase in the prior year. Operating income increased 29% in fiscal 2001 on top of a 38% increase in fiscal 2000. Winners is the leading off-price retailer in Canada which is a major factor in its growth. The growth in Winners' store base and their strong same store sales performance are the prime reasons for the improvement in Winners' operating margin in fiscal 2001 and fiscal 2000. We expect to open 15 Winners stores in fiscal 2002, increasing its store base by 13%. In addition, Winners plans to introduce our HomeSense division (a HomeGoods-like concept) to Canada with the opening of seven stores in fiscal 2002.

T.K. MAXX:

                                                                   Fiscal Year Ended January
                                                            -------------------------------------
Dollars In Millions                                            2001           2000           1999
-------------------------------------------------------------------------------------------------
Net sales                                                   $ 389.1        $ 298.7        $ 222.1
Operating income (loss)                                     $  10.9        $   6.5        $  (2.2)
Operating margin                                                2.8%           2.2%          (1.0)%
Percent increase in same store sales (local currency)             8%            12%            12%
Stores in operation at end of period                             74             54             39

T.K. Maxx in Europe recorded a same store sales increase of 8% on top of a 12% increase in the prior year. Operating income for fiscal 2001 includes a $6.3 million charge for the cost of closing its three Netherlands stores as well as an operating loss of $3.3 million for these stores. T.K. Maxx's operating income in the United Kingdom and Ireland, which excludes the Netherlands stores, is $20.5 million in fiscal 2001, $10.1 million in fiscal 2000 and $3.3 million in fiscal 1999. The growth in T.K. Maxx's operating income in these two countries, for fiscal 2001 and fiscal 2000, is primarily due to the growth in their store base and their strong same store sales performance. We have increased our expansion plans for T.K. Maxx in the United Kingdom and Ireland and expect to add to its store base by a net of 27 stores in fiscal 2002.

HOMEGOODS:

                                                Fiscal Year Ended January
                                           -------------------------------------
Dollars In Millions                         2001           2000           1999
--------------------------------------------------------------------------------
Net sales                                  $ 315.0        $ 206.8        $ 132.5
Operating income (loss)                    $   4.7        $   4.6        $  (5.0)
Operating margin                               1.5%           2.2%          (3.7)%
Percent increase in same store sales             3%            13%             9%
Stores in operation at end of period            81             51             35

HomeGoods' same store sales increased 3% in fiscal 2001 versus a 13% increase in the prior year. HomeGoods' operating income was $4.7 million in fiscal 2001 versus $4.6 million in fiscal 2000 and an operating loss of $5.0 million in fiscal 1999. The growth in sales and improvement in operating results in fiscal 2000 was largely due to the success of defining the right merchandise focus for these stores. During the first half of fiscal 2001, HomeGoods continued to perform well, with new stores performing above plan. However, this increased volume, combined with many new stores opening during the peak fall shopping period, placed pressure on HomeGoods' distribution capacity which disrupted the flow of inventory to our stores. This issue was a major factor in this division's lower-than-planned performance for fiscal 2001. To deal with these issues, we are increasing our support from third party processors and we are adding additional storage space adjacent to our Mansfield, Massachusetts distribution center. Further, we will be opening an 800,000 square foot facility during fiscal 2002. We currently plan to open 30 HomeGoods stores in fiscal 2002.

                                                         THE TJX COMPANIES, INC.

A.J. WRIGHT:

                                                Fiscal Year Ended January
                                           --------------------------------------
Dollars In Millions                           2001            2000           1999
---------------------------------------------------------------------------------
Net sales                                  $  83.2         $  43.3        $  10.7
Operating (loss)                           $ (15.0)        $ (14.4)       $  (8.7)
Percent increase in same store sales            19%            N/A            N/A
Stores in operation at end of period            25              15              6

A.J. Wright increased its store base by 67% and achieved a 19% increase in same store sales in fiscal 2001. This chain is still in the development stages and entered new markets in the United States during fiscal 2001. During fiscal 2001 we opened a new 301,000 square foot distribution center in Fall River, Massachusetts. We currently plan to add 20 new stores in fiscal 2002.

LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES

Net cash provided by operating activities was $556.8 million in fiscal 2001, $595.2 million in fiscal 2000 and $642.4 million in fiscal 1999. The decrease in cash provided by operations in fiscal 2001 was primarily due to an increase in inventory levels offset, in part, by an increase in accrued expenses. Inventory levels as of January 27, 2001, as compared to the prior year, were higher primarily due to earlier buying for the spring season. Inventories as a percentage of sales were 15.2% in fiscal 2001, 14.0% in fiscal 2000 and 14.9% in fiscal 1999. The decrease in cash provided by operations in fiscal 2000 versus fiscal 1999 reflects funding of the trusts related to deferred compensation arrangements, and the reduction of certain accrued expenses, primarily insurance obligations and the store closing and restructuring reserve. Working capital was $493.2 million in fiscal 2001, $513.4 million in fiscal 2000 and $629.2 million in fiscal 1999. The reduction in working capital in fiscal 2001, as compared to fiscal 2000, reflects a lower cash position offsetting increases in inventory. The reduction in working capital in fiscal 2000, as compared to fiscal 1999, reflects a lower cash position at year - end and an increase in the current installments of long - term debt. The cash balance in both years was largely influenced by activity in our stock repurchase program. The cash flows from operating activities have been reduced by $3.8 million for fiscal 2001, $27.9 million for fiscal 2000 and $16.7 million for fiscal 1999, for cash expenditures charged against the store closing and restructuring reserve, and the discontinued operations reserve as discussed in more detail below.

STORE CLOSING AND RESTRUCTURING RESERVE: Our store closing and restructuring reserve relates primarily to a restructuring plan in connection with our acquisition of Marshalls in November 1995. This reserve, which was initially established in fiscal 1996 and subsequently adjusted, included the cost of closing 32 T. J. Maxx stores and the cost of closing 70 Marshalls stores and other Marshalls facilities. This reserve also included other costs in connection with the Marshalls acquisition, primarily inventory markdowns. The T.J. Maxx closing costs were charged to operations while the costs associated with Marshalls were a component of the allocation of the purchase price. This reserve also included some activity relating to several HomeGoods store closings, the impact of which is immaterial and currently includes the estimated cost of $3.1 million for settling the lease obligations in connection with the closure of the three T.K. Maxx stores in the Netherlands. The following is a summary of the activity in the store closing and restructuring reserve for the last three fiscal years:

                                                             Fiscal Year Ended January
                                                     ----------------------------------------
In Thousands                                           2001            2000            1999
---------------------------------------------------------------------------------------------
Balance at beginning of year                         $ 15,731        $ 44,598        $ 57,966
   Additions to the reserve                             3,109              --           1,961

RESERVE ADJUSTMENTS:
   Adjust Marshalls restructuring reserve                  --          (3,000)             --
   Adjust T.J. Maxx store closing reserve                  --            (300)         (1,800)

CHARGES AGAINST THE RESERVE:
   Lease related obligations                           (1,922)        (23,734)        (12,521)
   Severance and all other charges                         --              --            (927)
   Net activity relating to HomeGoods closings           (126)         (1,833)            (81)
                                                     --------        --------        --------

Balance at end of year                               $ 16,792        $ 15,731        $ 44,598
                                                     ========        ========        ========

THE TJX COMPANIES, INC.


The remaining balance in the store closing and restructuring reserve as of January 27, 2001 of $16.8 million is primarily for the estimated cost of the future lease obligations of the closed stores. The estimates and assumptions used in developing the remaining reserve requirements are subject to change, however, we believe we have adequate reserves for these obligations. The use of the reserve will reduce operating cash flows in varying amounts over the next ten to fifteen years as the related leases reach their expiration dates or are settled. We believe future spending will not have a material impact on future cash flows or our financial condition.

DISCONTINUED OPERATIONS RESERVE: We also have a reserve for future obligations relating to discontinued operations for the former Zayre and Hit or Miss store chains and the Chadwick's of Boston catalog operation. The reserves were established at the time of the sale of these operations and were adjusted to reflect our obligations relating to guarantees on some leases of the Zayre and Hit or Miss properties. The current balance in this reserve and the activity for the last three fiscal years, as presented below, relates primarily to the lease related obligations of the Zayre and Hit or Miss locations.

                                                Fiscal Year Ended January
                                        ----------------------------------------
In Thousands                              2001            2000            1999
--------------------------------------------------------------------------------
Balance at beginning of year            $ 27,304        $ 29,660        $ 17,843
   Additions to the reserve                   --              --          15,000

CHARGES AGAINST THE RESERVE:
   Lease related obligations              (1,621)         (2,150)         (2,768)
   All other                                (171)           (206)           (415)
                                        --------        --------        --------

Balance at end of year                  $ 25,512        $ 27,304        $ 29,660
                                        ========        ========        ========

On November 12, 2000, the Hit or Miss store chain filed for bankruptcy and subsequently announced that it is in the process of liquidating its assets under Chapter 11 of the Federal Bankruptcy Code. We believe our reserve is adequate relating to contingent obligations associated with Hit or Miss. Future spending against the discontinued operations reserve will reduce operating cash flows in varying amounts over the next ten to fifteen years, as leases reach termination dates or are settled. We believe future spending will not have a material impact on future cash flows or our financial condition.

   In addition to the above obligations, we are also contingently liable on certain other leases of the former Zayre stores as well as leases on our former warehouse club operations. See Note M to the consolidated financial statements for further information.

INVESTING ACTIVITIES

Our cash flows for investing activities include capital expenditures for the last two years as set forth in the table below:

                                       Fiscal Year Ended January
                                       -------------------------
In Millions                               2001          2000
----------------------------------------------------------------
New stores                               $ 112.1       $  81.2
Store renovations and improvements          94.0          96.1
Office and distribution centers             50.9          61.3
                                         -------       -------

Capital expenditures                     $ 257.0       $ 238.6
                                         =======       =======

We expect that capital expenditures will approximate $470 million for fiscal year 2002. This includes $146.2 million for new stores, $145.3 million for store renovations and improvements and $178.5 million for our office and distribution centers. We have increased our planned rate of new store growth from 10% to 12% per year on a consolidated basis for the next several years. This increased rate of growth, and the related investment in our distribution center network, are the major factors in our increase in planned capital expenditures. The plan also assumes that an increased portion of our distribution center capital needs will be purchased rather than leased. The most significant distribution center capital requirements for fiscal 2002 include the equipment and fixtures for the new Marmaxx facility in Philadelphia and the new HomeGoods facility in Indianapolis. These are leased facilities which will become operational during fiscal 2002.

   Investing activities include $23.1 million for fiscal 2001 and $5.8 million for fiscal 2000 due to advances we made under a construction loan agreement, in connection with the expansion of our leased home office facility. This note receivable is included in other assets on the balance sheet. Investing activities also include proceeds of $9.2 million in fiscal 2001 from the sale of common stock of Manulife Financial and proceeds of $9.4 million in fiscal 1999 from the sale of shares of Brylane, Inc. common stock obtained in connection with the sale of Chadwick's.

                                                         THE TJX COMPANIES, INC.


FINANCING ACTIVITIES

In December 1999, we issued $200 million of 7.45% unsecured notes resulting in net proceeds of $198.1 million. The proceeds were used for general corporate purposes and to support our ongoing stock repurchase program. Financing activities include principal payments on long-term debt of $100.2 million in fiscal 2001, $695,000 in fiscal 2000 and $23.4 million in fiscal 1999.

   During fiscal 2001, we completed a $750 million stock repurchase program and announced a new multi-year, $1 billion stock repurchase program. These stock repurchase programs followed a $250 million stock repurchase program in fiscal 1999. We spent $444.1 million in fiscal 2001, $604.6 million in fiscal 2000 and $337.7 million in fiscal 1999, funded primarily by excess cash generated from operations. We repurchased 22.2 million shares in fiscal 2001, 23.6 million in fiscal 2000 and 15.6 million in fiscal 1999 (adjusted for stock split). As of January 27, 2001 we have repurchased 19.6 million shares of our common stock at a cost of $381.6 million under the current $1 billion stock repurchase program.

   We declared quarterly dividends on our common stock of $.04 per share in fiscal 2001, $.035 per share in fiscal 2000 and $.03 per share in fiscal 1999. Cash payments for dividends on our common stock totaled $44.7 million in fiscal 2001, $42.7 million in fiscal 2000 and $36.5 million in fiscal 1999. Prior to fiscal 2000, we also had dividend requirements on all of our outstanding preferred stock that resulted in cash outlays of $3.9 million in fiscal 1999. During fiscal 1999, 357,300 shares of Series E preferred stock were voluntarily converted into 6.7 million shares of common stock. On November 18, 1998 the remaining 370,000 outstanding shares of the Series E preferred stock were mandatorily converted into 8.0 million shares of common stock in accordance with its terms. We paid inducement fees of $130,000 on the Series E voluntary conversions in fiscal 1999. The inducement fees are classified as preferred dividends and were paid through the respective conversion dates. Financing activities also include proceeds of $26.1 million for fiscal 2001, $9.3 million for fiscal 2000 and $13.9 million for fiscal 1999 from the exercise of employee stock options. These stock option exercises provided tax benefits of $15.9 million in fiscal 2001, $11.7 million in fiscal 2000 and $13.8 million in fiscal 1999, which are included in cash provided by operating activities.

   We traditionally have funded our seasonal merchandise requirements through cash generated from operations, short-term bank borrowings and the issuance of short-term commercial paper. We can borrow up to $500 million under our five-year revolving credit agreement entered in September 1997 and up to $250 million under our 364-day revolving credit agreement entered in July 2000. The revolving credit facilities are used as backup to our commercial paper program. As of January 27, 2001 we had a total of $711 million available under these agreements. The maximum amount of U.S. short term borrowings outstanding was $330 million during fiscal 2001, $108 million during fiscal 2000, with no borrowings outstanding during fiscal 1999. The weighted average interest rate on our U.S. short term borrowings was 6.82% in fiscal 2001 and 6.06% in fiscal 2000. We also have C$40 million of credit lines for our Canadian operations, all of which were available as of January 27, 2001. The maximum amount outstanding under our Canadian credit lines was C$15.2 million during fiscal 2001, C$19.2 million during fiscal 2000 and C$15.6 million during fiscal 1999.

   In February 2001, we issued $517.5 million zero coupon convertible subordinated notes due 2021 and raised gross proceeds of $347.6 million. The issue price of the notes represents a yield to maturity of 2% per year. The notes are convertible into 8.5 million shares of our common stock if its value reaches specified thresholds, and upon the occurrence of other specified events. The holders may require us to purchase the notes at specified prices on the first, third, sixth and twelfth anniversary of their issuance. We may pay the purchase price in cash, our stock, or a combination of the two. We intend to use the proceeds for our accelerated store roll-out program, investment in our distribution center network, general corporate purposes and our common stock repurchase program.

   We believe that our current credit facilities are more than adequate to meet our operating needs. See Notes C, G and O to the consolidated financial statements for further information regarding our long-term debt, capital stock transactions and available financing sources.

RECENT ACCOUNTING PRONOUNCEMENTS

During 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement, as amended, established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. This Statement requires that an entity recognize all derivatives as either assets or liabilities in the statements of financial position and measure those instruments at fair value. This Statement also requires that companies recognize adjustments to the fair value of derivatives in earnings when they occur, if they do not qualify for hedge accounting. For derivatives that qualify for hedge accounting, changes in the fair value of the derivatives can be recognized currently in earnings, along with an offsetting adjustment against the basis of the underlying hedged item, or can be deferred in accumulated other comprehensive income.

   This Statement will affect the accounting for our hedging contracts as described in Note D to the consolidated financial statements. As described in Note D, TJX periodically enters into forward foreign currency exchange contracts to hedge certain merchandise purchase commitments and to hedge our net investment in foreign subsidiaries. Through January 27, 2001, TJX applied hedge accounting to these contracts. We adopted SFAS No. 133 at the beginning of our first quarter for fiscal 2002. Upon adoption of SFAS No. 133 we elected not to apply the hedge accounting rules to our merchandise related contracts even though these contracts effec-

THE TJX COMPANIES, INC.


tively function as an economic hedge of the underlying exposure. Thus, the changes in fair value of the inventory related contracts will impact earnings in the period of change. We will continue to apply hedge accounting on the net investment hedge contracts and changes in fair value of these contracts will continue to be recorded in accumulated other comprehensive income.

   In accordance with SFAS No. 133, the fair value of all of TJX's hedge contracts amounted to a net asset of $10 million, most of which are for the net investment hedge contracts. The carrying value of all of our hedging contracts, before adoption, was $12 million and thus we recorded a charge to accumulated other comprehensive income for the cumulative effect of an accounting change of $2 million effective January 28, 2001.

MARKET RISK

We are exposed to foreign currency exchange rate risk on our investment in our Canadian (Winners) and European (T.K. Maxx) operations. As more fully described in Note D to the consolidated financial statements, we hedge a significant portion of our net investment and certain merchandise commitments in these operations with derivative financial instruments. We utilize currency forward and swap contracts, designed to offset the gains or losses in the underlying exposures. The contracts are executed with creditworthy banks and are denominated in currencies of major industrial countries. We do not enter into derivatives for speculative trading purposes.

FORWARD-LOOKING INFORMATION

Some statements contained in this Annual Report are forward-looking and involve a number of risks and uncertainties. Statements that address activities, events and results that we intend, expect or believe may occur in the future are forward-looking statements. Among the factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements are the following: general economic conditions and consumer demand and consumer preferences; weather patterns in areas where we have concentrations of stores; competitive factors, including pressure from pricing and promotional activities of competitors; impact of excess retail capacity and the availability of desirable store and distribution center locations on suitable terms; recruiting quality sales associates; the availability, selection and purchasing of attractive merchandise on favorable terms; potential disruptions in supply and duties, tariffs and quotas on imported merchandise, as well as economic and political problems in countries from which merchandise is imported; currency and exchange rate factors in our foreign operations; expansion of our store base, development of new businesses and application of our off-price strategies in foreign countries; acquisition and divestment activities; and other factors that may be described in our filings with the Securities and Exchange Commission. We do not undertake to publicly update or revise our forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.


Price Range of Common Stock

TJX's common stock is listed on the New York Stock Exchange (Symbol: TJX). The quarterly high and low trading stock prices for fiscal 2001 and fiscal 2000 are as follows:

                   Fiscal 2001                Fiscal 2000
             ------------------------------------------------
Quarter         High         Low          High          Low
-------------------------------------------------------------
First        $   24.56    $   13.94    $   37.00    $   27.06
Second           22.38        16.00        35.94        28.75
Third            26.31        15.81        33.50        24.00
Fourth           31.50        22.50        27.81        16.25

The approximate number of common shareholders at January 27, 2001 was 40,300.

TJX declared four quarterly dividends of $.04 per share for fiscal 2001 and $.035 per share for fiscal 2000.

                                                         THE TJX COMPANIES, INC.

Selected Quarterly Financial Data (Unaudited)

                                                                First           Second             Third           Fourth
In Thousands Except Per Share Amounts                          Quarter          Quarter           Quarter          Quarter
---------------------------------------------------------------------------------------------------------------------------
Fiscal Year Ended January 27, 2001
   Net sales                                                  $2,108,116       $2,258,174       $2,461,411       $2,751,305
   Gross earnings (1)                                            554,076          555,876          653,663          627,267
   Income before cumulative effect of accounting change          130,580          114,033          158,274          135,179
      Diluted earnings per share                                     .44              .39              .56              .48
   Net income                                                    130,580          114,033          158,274          135,179
      Diluted earnings per share                                     .44              .39              .56              .48

Fiscal year ended January 29, 2000 (2)
   Net sales                                                  $1,930,506       $2,102,851       $2,235,054       $2,526,936
   Gross earnings (1)                                            511,714          517,603          588,784          597,846
   Income before cumulative effect of accounting change          122,274          115,881          151,717          136,950
      Diluted earnings per share                                     .38              .36              .48              .44
   Net income                                                    117,120          115,881          151,717          136,950
      Diluted earnings per share                                     .36              .36              .48              .44

(1) Gross earnings equal net sales less cost of sales, including buying and occupancy costs.

(2) During fiscal 2000, TJX changed its method of accounting for layaway sales (See Note A to the consolidated financial statements). The cumulative effect of this change for periods prior to January 31, 1999 of $5.2 million, net of income taxes of $3.4 million, is included in net income of the first quarter of fiscal 2000.