Form 10-K, Exhibit 13
period 2002-01-26
TJX COMPANIES INC /DE/
filed 2002-04-24
CIK 109198

                                                         THE TJX COMPANIES, INC.

                                                                      Exhibit 13

SELECTED FINANCIAL DATA (CONTINUING OPERATIONS)

DOLLARS IN THOUSANDS                                                 FISCAL YEAR ENDED JANUARY
                                                                     -------------------------
EXCEPT PER SHARE AMOUNTS                        2002               2001              2000              1999              1998
                                             ------------      ------------      ------------      ------------      ------------
                                                                                                                      (53 weeks)
Income statement and per share data:
     Net sales                               $ 10,708,998      $  9,579,006      $  8,795,347      $  7,949,101      $  7,389,069

     Income from continuing operations
       before extraordinary item
       and cumulative effect of
       accounting change                     $    540,397      $    538,066      $    526,822      $    433,202      $    306,592

     Weighted average common
       shares for diluted earnings
       per share calculation                  278,133,862       289,196,228       317,790,764       334,647,950       349,612,184

     Diluted earnings per share from
       continuing operations before
       extraordinary item and cumulative
       effect of accounting change           $       1.94      $       1.86      $       1.66      $       1.29      $        .88

     Cash dividends declared per share       $        .18      $        .16      $        .14      $        .12      $        .10

Balance sheet data:
     Cash and cash equivalents               $    492,776      $    132,535      $    371,759      $    461,244      $    404,369
     Working capital                              800,916           537,185           532,017           663,902           648,918
     Total assets                               3,595,743         2,932,283         2,804,963         2,760,127         2,636,310
     Capital expenditures                         449,444           257,005           238,569           207,742           192,382
     Long-term obligations(1)                     702,379           319,372           319,367           220,344           221,024
     Shareholders' equity                       1,340,698         1,218,712         1,119,228         1,220,656         1,164,092

Other financial data:
     After-tax return on average
       shareholders' equity                          42.2%             46.0%             45.0%             36.3%             26.8%
     Total debt as a percentage
       of total capitalization(2)                    34.4%             22.7%             27.3%             15.3%             17.3%

Stores in operation at year end:

     T.J. Maxx                                        687               661               632               604               580
     Marshalls                                        582               535               505               475               461
     Winners                                          131               117               100                87                76
     T.K. Maxx                                        101                74                54                39                31
     HomeGoods                                        112                81                51                35                23
     A.J. Wright                                       45                25                15                 6                --
     HomeSense                                          7                --                --                --                --
                                             ------------      ------------      ------------      ------------      ------------
       Total                                        1,665             1,493             1,357             1,246             1,171
                                             ============      ============      ============      ============      ============

(1) Includes long-term debt and obligation under capital lease.

(2) Total capitalization includes shareholders' equity, short-term debt, long-term debt, capital lease obligation and current maturities thereon.

THE TJX COMPANIES, INC.

Consolidated Statements of Income

                                                                                 FISCAL YEAR ENDED
                                                                                 -----------------
DOLLARS IN THOUSANDS                                             JANUARY 26 ,        JANUARY 27,        JANUARY 29,
EXCEPT PER SHARE AMOUNTS                                                 2002               2001              2000
                                                                -------------      -------------     -------------
Net sales                                                       $  10,708,998      $   9,579,006     $   8,795,347
                                                                -------------      -------------     -------------

Cost of sales, including buying and occupancy costs                 8,122,922          7,188,124         6,579,400
Selling, general and administrative expenses                        1,686,389          1,503,036         1,354,665
Interest expense, net                                                  25,643             22,904             7,345
                                                                -------------      -------------     -------------

Income from continuing operations before income taxes
     and cumulative effect of accounting change                       874,044            864,942           853,937
Provision for income taxes                                            333,647            326,876           327,115
                                                                -------------      -------------     -------------

Income from continuing operations before
     cumulative effect of accounting change                           540,397            538,066           526,822
(Loss) from discontinued operations, net of income taxes              (40,000)                --                --
                                                                -------------      -------------     -------------

Income before cumulative effect of accounting change                  500,397            538,066           526,822
Cumulative effect of accounting change, net of income taxes                --                 --            (5,154)
                                                                -------------      -------------     -------------

Net income                                                      $     500,397      $     538,066     $     521,668
                                                                =============      =============     =============

Basic earnings per share:
     Income from continuing operations before
       cumulative effect of accounting change                   $        1.96      $        1.87     $        1.67
     Net income                                                 $        1.82      $        1.87     $        1.66
     Weighted average common shares -- basic                      275,323,741        287,440,637       314,577,145

Diluted earnings per share:
     Income from continuing operations before
       cumulative effect of accounting change                   $        1.94      $        1.86     $        1.66
     Net income                                                 $        1.80      $        1.86     $        1.64
     Weighted average common shares -- diluted                    278,133,862        289,196,228       317,790,764

Cash dividends declared per share                               $         .18      $         .16     $         .14

The accompanying notes are an integral part of the financial statements.

                                                         THE TJX COMPANIES, INC.

Consolidated Balance Sheets

                                                                          JANUARY 26,      JANUARY 27,
IN THOUSANDS                                                                     2002             2001
                                                                          -----------      -----------
Assets
     Current assets:
       Cash and cash equivalents                                          $   492,776      $   132,535
       Accounts receivable, net                                                69,209           61,845
       Merchandise inventories                                              1,456,976        1,452,877
       Prepaid expenses and other current assets                               84,962           74,690
       Current deferred income taxes, net                                      12,003           43,997
                                                                          -----------      -----------
           Total current assets                                             2,115,926        1,765,944
                                                                          -----------      -----------

     Property at cost:
       Land and buildings                                                     144,958          133,714
       Leasehold costs and improvements                                       880,791          704,011
       Furniture, fixtures and equipment                                    1,210,366          984,848
                                                                          -----------      -----------
                                                                            2,236,115        1,822,573
       Less accumulated depreciation and amortization                       1,076,196          914,590
                                                                          -----------      -----------
                                                                            1,159,919          907,983
                                                                          -----------      -----------

     Property under capital lease, net of accumulated
       amortization of $1,489                                                  31,083               --

     Other assets                                                              83,139           69,976
     Non-current deferred income taxes, net                                    26,575            3,394
     Goodwill and tradename, net of amortization                              179,101          184,986
                                                                          -----------      -----------
       Total Assets                                                       $ 3,595,743      $ 2,932,283
                                                                          -----------      -----------

Liabilities
     Current liabilities:

       Current installments of long-term debt                             $        --      $        73
       Obligation under capital lease due within one year                       1,244               --
       Short-term debt                                                             --           39,000
       Accounts payable                                                       761,546          645,672
       Accrued expenses and other current liabilities                         552,220          544,014
                                                                          -----------      -----------
           Total current liabilities                                        1,315,010        1,228,759
                                                                          -----------      -----------

     Other long-term liabilities                                              237,656          165,440
     Obligation under capital lease, less portion due within one year          30,336               --
     Long-term debt, exclusive of current installments                        672,043          319,372
     Commitments and contingencies                                                 --               --

Shareholders' Equity
     Common stock, authorized 1,200,000,000 shares,
       par value $1, issued and outstanding 271,537,653
       and 280,378,675 shares, respectively                                   271,538          280,379
     Additional paid-in capital                                                    --               --
     Accumulated other comprehensive income (loss)                             (6,755)          (3,288)
     Retained earnings                                                      1,075,915          941,621
                                                                          -----------      -----------
       Total shareholders' equity                                           1,340,698        1,218,712
                                                                          -----------      -----------
       Total Liabilities and Shareholders' Equity                         $ 3,595,743      $ 2,932,283
                                                                          ===========      ===========

The accompanying notes are an integral part of the financial statements.

THE TJX COMPANIES, INC.

Consolidated Statements of Cash Flows

                                                                                     FISCAL YEAR ENDED
                                                                                         ---------
                                                                         JANUARY 26,    JANUARY 27,    JANUARY 29,
IN THOUSANDS                                                                  2002            2001          2000
                                                                          ---------      ---------      ---------
Cash flows from operating activities:
     Net income                                                           $ 500,397      $ 538,066      $ 521,668
     Adjustments to reconcile net income to net cash
       provided by operating activities:
           Loss from discontinued operations, net of tax                     40,000             --             --
           Cumulative effect of accounting change                                --             --          5,154
           Depreciation and amortization                                    204,081        175,781        160,466
           Property disposals and impairments                                 6,832          4,559          4,624
           Tax benefit of employee stock options                             30,644         15,941         11,736
           Deferred income tax provision (benefit)                           35,230        (24,235)         1,790
           Changes in assets and liabilities:
              (Increase) in accounts receivable                              (7,615)        (6,501)        (8,137)
              (Increase) in merchandise inventories                         (13,292)      (232,031)       (26,856)
              (Increase) in prepaid expenses and other current assets        (1,273)       (12,083)       (15,519)
              Increase (decrease) in accounts payable                       120,770         34,158         (2,747)
              Increase (decrease) in accrued expenses
                  and other liabilities                                      16,054         69,134        (35,673)
           Other, net                                                       (19,382)        (6,026)       (21,282)
                                                                          ---------      ---------      ---------
     Net cash provided by operating activities                              912,446        556,763        595,224
                                                                          ---------      ---------      ---------

Cash flows from investing activities:

     Property additions                                                    (449,444)      (257,005)      (238,569)
     Issuance of note receivable                                             (5,402)       (23,100)        (5,848)
     Proceeds from sale of other assets                                          --          9,183             --
                                                                          ---------      ---------      ---------
     Net cash (used in) investing activities                               (454,846)      (270,922)      (244,417)
                                                                          ---------      ---------      ---------

Cash flows from financing activities:
     Proceeds from borrowings of short-term debt, net                            --         39,000             --
     Proceeds from borrowings of long-term debt                             347,579             --        198,060
     Principal payments on long-term debt                                       (73)      (100,203)          (695)
     Payments on short-term debt                                            (39,000)            --             --
     Payments on capital lease obligation                                      (992)            --             --
     Proceeds from sale and issuance of common stock, net                    65,202         26,101          9,312
     Cash payments for repurchase of common stock                          (424,163)      (444,105)      (604,560)
     Cash dividends paid                                                    (48,290)       (44,693)       (42,739)
                                                                          ---------      ---------      ---------
     Net cash (used in) financing activities                                (99,737)      (523,900)      (440,622)
                                                                          ---------      ---------      ---------

     Effect of exchange rate changes on cash                                  2,378         (1,165)           330
                                                                          ---------      ---------      ---------

     Net increase (decrease) in cash and cash equivalents                   360,241       (239,224)       (89,485)
     Cash and cash equivalents at beginning of year                         132,535        371,759        461,244
                                                                          ---------      ---------      ---------
     Cash and cash equivalents at end of year                             $ 492,776      $ 132,535      $ 371,759
                                                                          =========      =========      =========

The accompanying notes are an integral part of the financial statements.

                                                         THE TJX COMPANIES, INC.

Consolidated Statements of Shareholders' Equity


                                                                                       ACCUMULATED
                                                          COMMON       ADDITIONAL            OTHER
                                                      STOCK, PAR          PAID-IN    COMPREHENSIVE      RETAINED
IN THOUSANDS                                            VALUE $1          CAPITAL     INCOME (LOSS)     EARNINGS            TOTAL
                                                     -----------      -----------      -----------   -----------      -----------
Balance, January 30, 1999                            $   322,141      $        --      $    (1,529)  $   900,044      $ 1,220,656
     Comprehensive income:
       Net income                                             --               --               --       521,668          521,668
       Gain due to foreign currency
           translation adjustments                            --               --            1,134            --            1,134
       (Loss) on net investment hedge contracts               --               --             (905)           --             (905)
       Unrealized (loss) on securities                        --               --             (133)           --             (133)
                                                                                                                      -----------
     Total comprehensive income                                                                                           521,764
     Cash dividends declared on common stock                  --               --               --       (43,716)         (43,716)
     Common stock repurchased                            (23,578)         (20,368)              --      (557,314)        (601,260)
     Issuance of common stock under stock
       incentive plans and related tax benefits            1,416           20,368               --            --           21,784
                                                     -----------      -----------      -----------   -----------      -----------
Balance, January 29, 2000                                299,979               --           (1,433)      820,682        1,119,228
     Comprehensive income:
       Net income                                             --               --               --       538,066          538,066
       (Loss) due to foreign currency
           translation adjustments                            --               --          (11,860)           --          (11,860)
       Gain on net investment hedge contracts                 --               --           11,547            --           11,547
       Minimum pension liability adjustment                   --               --           (1,675)           --           (1,675)
       Reclassification of prior unrealized loss
           on securities                                      --               --              133            --              133
                                                                                                                      -----------
     Total comprehensive income                                                                                           536,211
     Cash dividends declared on common stock                  --               --               --       (45,266)         (45,266)
     Common stock repurchased                            (22,233)         (40,736)              --      (371,861)        (434,830)
     Issuance of common stock under stock
       incentive plans and related tax benefits            2,633           40,736               --            --           43,369
                                                     -----------      -----------      -----------   -----------      -----------
Balance, January 27, 2001                                280,379               --           (3,288)      941,621        1,218,712
     Comprehensive income:
       Net income                                             --               --               --       500,397          500,397
       Cumulative effect of accounting
           change (SFAS No. 133)                              --               --           (1,572)           --           (1,572)
       (Loss) due to foreign currency
           translation adjustments                            --               --           (8,185)           --           (8,185)
       Gain on net investment hedge contracts                 --               --            8,190            --            8,190
       Minimum pension liability adjustment                   --               --           (2,151)           --           (2,151)
       Amounts reclassified from other
           comprehensive income to net income                 --               --              251            --              251
                                                                                                                      -----------
     Total comprehensive income                                                                                           496,930
     Cash dividends declared on common stock                  --               --               --       (49,295)         (49,295)
     Common stock repurchased                            (13,168)         (94,187)              --      (316,808)        (424,163)
     Issuance of common stock under stock
       incentive plans and related tax benefits            4,327           94,187               --            --           98,514
                                                     -----------      -----------      -----------   -----------      -----------
Balance, January 26, 2002                            $   271,538      $        --      $    (6,755)  $ 1,075,915      $ 1,340,698
                                                     ===========      ===========      ===========   ===========      ===========

The accompanying notes are an integral part of the financial statements.

THE TJX COMPANIES, INC.

Notes to Consolidated Financial Statements

A. SUMMARY OF ACCOUNTING POLICIES

BASIS OF PRESENTATION: The consolidated financial statements of The TJX Companies, Inc. (TJX) include the financial statements of all of TJX's subsidiaries, including its foreign subsidiaries, all of which are wholly owned. All of TJX's activities are conducted within its subsidiaries and are consolidated in these financial statements. All intercompany transactions have been eliminated in consolidation. The notes pertain to continuing operations except where otherwise noted.

FISCAL YEAR: TJX's fiscal year ends on the last Saturday in January. The fiscal years ended January 26, 2002 (fiscal 2002), January 27, 2001 and January 29, 2000 each included 52 weeks.

USE OF ESTIMATES: The preparation of the financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent liabilities, at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. TJX considers the more significant accounting policies that involve management estimates and judgments to be those relating to inventory valuation, accounting for taxes and to reserves for discontinued operations. Actual results could differ from those estimates.

REVENUE RECOGNITION: TJX records revenue at the time of sale and receipt of merchandise by the customer, net of a reserve for estimated returns. TJX estimates returns based upon its historical experience.

CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS: TJX generally considers highly liquid investments with an initial maturity of three months or less to be cash equivalents. TJX's investments are primarily high-grade commercial paper, institutional money market funds and time deposits with major banks. The fair value of cash equivalents approximates carrying value. During September 1999, TJX received 693,537 common shares of Manulife Financial Corporation (Manulife). The shares reflected ownership interest in the demutualized insurer due to policies held by TJX. These securities were recorded at market value upon receipt resulting in an $8.5 million pre-tax gain. TJX classified the Manulife common shares as available-for-sale at January 29, 2000 and included them in other current assets on the balance sheets. During fiscal 2001, TJX sold the Manulife shares for $9.2 million and realized a gain of $722,000. Available-for-sale securities are stated at fair market value with unrealized gains or losses, net of income taxes, included as a component of accumulated other comprehensive income (loss). Gains or losses are included in net income when the securities are sold, disposed of or permanently impaired, resulting in a related reclassification adjustment to accumulated other comprehensive income
(loss).

MERCHANDISE INVENTORIES: Inventories are stated at the lower of cost or market. TJX uses the retail method for valuing inventories on the first-in first-out basis. TJX almost exclusively utilizes a permanent markdown strategy and lowers the cost value of the inventory at the time the retail prices are lowered in its stores.

INTEREST: TJX's interest expense, net was $25.6 million, $22.9 million and $7.3 million in fiscal years 2002, 2001 and 2000, respectively. Interest expense is presented net of interest income of $15.0 million, $11.8 million and $13.1 million in fiscal years 2002, 2001 and 2000, respectively. TJX capitalizes interest on borrowings during the active construction period of major capital projects. Capitalized interest is added to the cost of the related assets. TJX capitalized interest of $222,000 and $311,000 in fiscal 2002 and 2001, respectively. No interest was capitalized in fiscal 2000.

DEPRECIATION AND AMORTIZATION: For financial reporting purposes, TJX provides for depreciation and amortization of property by the use of the straight-line method over the estimated useful lives of the assets. Buildings are depreciated over 33 years, leasehold costs and improvements are generally amortized over the lease term (typically 10 years) or their estimated useful life, whichever is shorter, and furniture, fixtures and equipment are depreciated over 3 to 10 years. Depreciation and amortization expense for property was $183.1 million for fiscal year 2002, $169.1 million for fiscal year 2001, and $154.2 million for fiscal year 2000. Amortization expense for property held under a capital lease was $1.5 million in fiscal year 2002. Maintenance and repairs are charged to expense as incurred. Significant costs incurred for internally developed software are capitalized and amortized over three to five years. Upon retirement or sale, the cost of disposed assets and the related accumulated depreciation are eliminated and any gain or loss is included in net income. Debt discount and related issue expenses are amortized to interest expense over the lives of the related debt issues or to the first date the holders of the debt may request TJX to repurchase such debt. Pre-opening costs are expensed as incurred.

                                                         THE TJX COMPANIES, INC.

GOODWILL AND TRADENAME: Goodwill is primarily the excess of the purchase price incurred over the carrying value of the minority interest in TJX's former 83%-owned subsidiary acquired in fiscal 1990 and represents goodwill associated with the T.J. Maxx chain. In addition, goodwill includes the excess of cost over the estimated fair market value of the net assets of Winners acquired by TJX in fiscal 1991. Goodwill, net of amortization, totaled $71.4 million and $74.1 million as of January 26, 2002 and January 27, 2001, respectively, and is being amortized over 40 years on a straight-line basis. Annual amortization of goodwill was $2.6 million in fiscal years 2002, 2001 and 2000. Cumulative amortization as of January 26, 2002 and January 27, 2001 was $32.9 million and $30.3 million, respectively.
      Tradename is the value assigned to the name "Marshalls" as a result of TJX's acquisition of the Marshalls chain in fiscal 1996. The value of the tradename was determined by the discounted present value of assumed after-tax royalty payments, offset by a reduction for its pro-rata share of the total negative goodwill acquired. The final purchase price allocated to the tradename amounted to $128.3 million. The tradename is being amortized over 40 years. Amortization expense was $3.2 million for fiscal years 2002, 2001 and 2000. Cumulative amortization as of January 26, 2002 and January 27, 2001 was $20.6 million and $17.4 million, respectively.
      Effective with the fiscal year ended January 25, 2003, TJX will no longer amortize goodwill or the Marshalls tradename due to a change in accounting for intangible assets as discussed under "New Accounting Standards" below.

IMPAIRMENT OF LONG-LIVED ASSETS: TJX periodically reviews the value of its property and intangible assets in relation to the current and expected operating results of the related business segments in order to assess whether there has been a permanent impairment of their carrying values. An impairment exists when the undiscounted cash flow of an asset is less than the carrying cost of that asset. Store by store impairment analysis is performed, at a minimum, on an annual basis. TJX recorded an impairment loss of $3.1 million in fiscal 2001 as a component of the $6.3 million estimated cost of closing its three T.K. Maxx stores in the Netherlands.

ADVERTISING COSTS: TJX expenses advertising costs as incurred. Advertising expense was $128.5 million, $121.8 million and $114.7 million for fiscal years ended 2002, 2001 and 2000, respectively.

EARNINGS PER SHARE: All earnings per share amounts refer to diluted earnings per share unless otherwise indicated. All historical earnings per share amounts reflect the June 1998 two-for-one stock split.

FOREIGN CURRENCY TRANSLATION AND RELATED HEDGING ACTIVITY: TJX's foreign assets and liabilities are translated at the year-end exchange rate. Activity of the foreign operations that affect the statements of income and cash flows are translated at the average exchange rates prevailing during the year. A large portion of TJX's net investment in foreign operations is hedged with foreign currency forward contracts and swap agreements. The translation adjustments associated with the foreign operations and the related hedging instruments are included in shareholders' equity as a component of accumulated other comprehensive income (loss). Cumulative foreign currency translation adjustments, net of hedging activity, included in shareholders' equity amounted to losses of $2.9 million and $1.6 million as of January 26, 2002 and January 27, 2001, respectively.
      Effective January 28, 2001, TJX implemented Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement, as amended, established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. This Statement requires that an entity recognize all derivatives as either assets or liabilities in the statements of financial position and measure those instruments at fair value. This Statement also requires that companies recognize adjustments to the fair value of derivatives in earnings when they occur, if they do not qualify for hedge accounting. For derivatives that qualify for hedge accounting, changes in the fair value of the derivatives can be recognized currently in earnings, along with an offsetting adjustment against the basis of the underlying hedged item, or can be deferred in accumulated other comprehensive income.
      This Statement affects the accounting for TJX's hedging contracts. As described in Note D, TJX periodically enters into forward foreign currency exchange contracts to hedge certain merchandise purchase commitments, intercompany balances, including intercompany debt, and to hedge its net investment in and between foreign subsidiaries. Through January 27, 2001, TJX applied hedge accounting to these contracts. Upon adoption of SFAS No. 133, TJX prospectively elected not to apply the hedge accounting rules to its merchandise purchase commitment and intercompany balance (excluding intercompany debt) related contracts, even though these contracts effectively function as an economic hedge of the underlying exposure. Thus, the changes in fair value of the merchandise purchase commitment and intercompany balance (excluding intercompany debt) related contracts affect earnings in the period of change with no offset for marking the underlying exposure to fair value. TJX continues to apply hedge accounting to its net investment hedge contracts, and changes in fair value of these contracts, as well as gains and losses upon settlement, are recorded in accumulated other comprehensive income offsetting changes in the

THE TJX COMPANIES, INC.

cumulative foreign translation adjustments of TJX's foreign divisions. TJX also applies hedge accounting to its intercompany debt hedge contracts and changes in fair value of these contracts are recorded in the statement of income and offset by marking the underlying item to fair value in the same period. Upon settlement, the realized gains and losses on these contracts are offset by the realized gains and losses of the underlying item in the statement of income.
      At implementation of SFAS No. 133, the fair value of all of TJX's hedge contracts amounted to a net asset of $10.0 million, most of which related to net investment hedge contracts. The carrying value of all hedging contracts before adoption was $12.8 million. TJX also wrote off a net deferred credit of $1.2 million related to premiums on existing contracts and thus recorded a charge to accumulated other comprehensive income for the cumulative effect of an accounting change of $1.6 million effective January 28, 2001.

NEW ACCOUNTING STANDARDS: In July 2001, the Financial Accounting Standards Board
(FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001, thereby eliminating use of the pooling-of-interests method. Goodwill will no longer be amortized but will be tested for impairment. Additionally, new criteria have been established to determine whether an acquired intangible asset should be recognized separately from goodwill. SFAS No. 142 addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. TJX is required to implement SFAS No. 142 for the fiscal year beginning January 27, 2002 and will no longer amortize goodwill or the Marshalls tradename, which has an indefinite life, but will periodically test them for impairment. During fiscal 2002, amortization of goodwill and tradename amounted to $2.6 million and $3.2 million, respectively.
      In July 2001, the FASB issued SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets." The provisions of SFAS No. 143 apply to all entities that incur obligations associated with the retirement of tangible long-lived assets. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 and will become effective for TJX beginning in the first quarter of fiscal 2004. This accounting pronouncement is not expected to have a significant impact on TJX's financial position or results of operations.
      In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The objectives of SFAS No. 144 are to address the implementation of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and to develop a model for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and will become effective for TJX beginning in the first quarter of fiscal 2003. This accounting pronouncement is not expected to have a significant impact on TJX's financial position or results of operations.

RECLASSIFICATIONS: Certain amounts in prior years' financial statements have been reclassified for comparative purposes. The deferred income tax asset (liability) in the prior year's balance sheet and selected financial data has been reclassified into a current and non-current portion to be consistent with the current year's presentation.

B. CHANGE IN ACCOUNTING PRINCIPLE

Effective January 31, 1999, TJX changed its method of accounting for layaway sales in compliance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," issued by the Securities and Exchange Commission during the fourth quarter of fiscal 2000. Under this accounting method, TJX defers recognition of a layaway sale and its related profit to the accounting period when the customer receives layaway merchandise. The cumulative effect of this change for periods prior to January 31, 1999 of $5.2 million (net of income taxes of $3.4 million), or $.02 per share, was treated as a cumulative effect of accounting change in the consolidated statements of income. The accounting change has virtually no impact on annual sales and earnings in subsequent years. However, due to the seasonal influences of the business, the accounting change results in a shift of sales and earnings among quarterly periods.

                                                         THE TJX COMPANIES, INC.

C. LONG-TERM DEBT AND CREDIT LINES

The table below presents long-term debt, exclusive of current installments, as of January 26, 2002 and January 27, 2001. Capital lease obligations are separately presented in Note E.

IN THOUSANDS                                                                     JANUARY 26,  JANUARY 27,
                                                                                       2002        2001
                                                                                   --------     --------
General corporate debt:
     Medium term notes, interest at 5.87% on $15,000 maturing October 21, 2003
       and interest at 7.97% on $5,000 maturing September 20, 2004                 $ 20,000     $ 20,000
     7% unsecured notes, maturing June 15, 2005 (effective interest rate of
       7.02% after reduction of the unamortized debt discount of $47
       and $61 in fiscal 2002 and 2001, respectively)                                99,953       99,939
     7.45% unsecured notes, maturing December 15, 2009 (effective interest rate of 7.50% after reduction of unamortized debt discount of
       $503 and $567 in fiscal 2002 and 2001, respectively)                         199,497      199,433
                                                                                   --------     --------
     Total general corporate debt                                                   319,450      319,372
                                                                                   --------     --------
Subordinated debt:
     Zero coupon convertible subordinated notes due February 13, 2021,
       after reduction of unamortized debt discount of $164,907                     352,593           --
                                                                                   --------     --------
     Total subordinated debt                                                        352,593           --
                                                                                   --------     --------
Long-term debt, exclusive of current installments                                  $672,043     $319,372
                                                                                   ========     ========

The aggregate maturities of long-term debt, exclusive of current installments at January 26, 2002 are as follows:

                                                                                        LONG
                                                                                        TERM
IN THOUSANDS                                                                            DEBT
                                                                                      ---------
Fiscal Year
2004                                                                                  $  15,000
2005                                                                                      5,000
2006                                                                                     99,953
2007                                                                                         --
Later years                                                                             552,090
                                                                                      ---------
Aggregate maturities of long-term debt, exclusive of current installments              $672,043
                                                                                      =========

The zero coupon convertible debt securities are included in "later years" and assumes that the note holders will not exercise the put option available to them in fiscal year 2005.
      In February 2001, TJX issued $517.5 million zero coupon convertible subordinated notes due in February 2021 and raised gross proceeds of $347.6 million. The issue price of the notes represents a yield to maturity of 2% per year. Due to provisions of the first put option on February 13, 2002, TJX amortized the debt discount assuming a 1.5% yield for fiscal 2002. The notes are subordinated to all existing and future senior indebtedness of TJX. The notes are convertible into 8.5 million shares of common stock of TJX if the sale price of the common stock reaches specified thresholds, if the credit rating of the notes is below investment grade, if the notes are called for redemption or if certain specified corporate transactions occur. The holders have the right to require TJX to purchase the notes for $369.0 million, $391.7 million and $441.3 million on February 13, 2004, 2007 and 2013, respectively. The repurchase amounts represent original purchase price plus accrued original issue discount. TJX may pay the purchase price in cash, Company stock, or a combination of the two. If the holders exercise this option, TJX expects to fund the payment with cash, financing from its short-term credit facility, new long-term borrowings or a combination thereof. At the first put date of February 13, 2002, no holders exercised the purchase option. In addition, if a change in control of TJX occurs on or before February 13, 2007, each holder may require TJX to purchase for cash, all or a portion of such holder's notes. TJX may redeem for cash all, or a portion of, the notes at any time on or after February 13, 2007 for the original purchase price plus accrued original issue discount. TJX used the proceeds to fund its accelerated store roll-out program, investment in its distribution center network, its common stock repurchase program and for general corporate purposes.

THE TJX COMPANIES, INC.

      In December 1999, TJX issued $200 million of 7.45% ten-year notes. The proceeds were used for general corporate purposes, including TJX's stock repurchase program.
      TJX periodically enters into financial instruments to manage its cost of borrowing. In December 1999, TJX entered into a rate-lock agreement to hedge the underlying treasury rate of the $200 million ten-year notes, prior to their issuance. The cost of this agreement has been deferred and is being amortized to interest expense over the term of the notes and results in an effective rate of 7.60% on the debt.
      In September 1997, TJX entered into a five-year $500 million revolving credit facility. In addition, in July 2000, TJX entered into a $250 million, 364-day revolving credit agreement which was renewed in July 2001. The agreements have similar terms which include financial covenants requiring that TJX maintain specified fixed charge coverage and leverage ratios. The Company's ability to borrow under the agreements is not limited by its debt rating level. The revolving credit facilities are used as backup to TJX's commercial paper program. As of January 26, 2002, all $750 million of the revolving credit facilities were available for use. Interest is payable on borrowings at rates equal to or less than prime. The maximum amount of TJX's U.S. short-term borrowings was $39 million, $330 million and $108 million in fiscal 2002, 2001 and 2000, respectively. The weighted average interest rate on TJX's U.S. short-term borrowings was 5.32%, 6.82% and 6.06% in fiscal 2002, 2001 and 2000, respectively. TJX does not have any compensating balance requirements under these arrangements. Subsequent to the fiscal year ended January 26, 2002, TJX entered into new revolving credit agreements, see Note P for additional information.
      TJX also has a C$20 million credit line for its Canadian subsidiary that had been fully utilized during fiscal 2002. The maximum amount outstanding under all of its Canadian credit lines in prior years was C$15.2 million in fiscal 2001 and C$19.2 million in fiscal 2000. Interest on its current credit line is at the Canadian prime lending rate.

D. FINANCIAL INSTRUMENTS

Effective January 28, 2001, TJX implemented Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement requires that all derivatives be recorded on the balance sheets at fair value. See Note A for a description of TJX's foreign currency translation and related hedging activity policy.
      TJX periodically enters into forward foreign currency exchange contracts to obtain an economic hedge on firm U.S. dollar and Euro merchandise purchase commitments made by its foreign subsidiaries. The contracts outstanding at January 26, 2002, cover certain commitments for the first and second quarters of fiscal 2003. TJX elected not to apply hedge accounting rules to these contracts and therefore includes the change in the market value of these derivatives in current earnings as a component of selling, general and administrative expenses.
      TJX enters forward foreign currency exchange contracts to obtain an economic hedge on certain foreign intercompany payables, primarily license fees, for which TJX elected not to apply hedge accounting rules. Such contracts outstanding at January 26, 2002 cover intercompany payables for the first quarter of fiscal 2003. The change in fair value of these contracts is reflected in current period earnings as a component of selling, general and administrative expenses.
      TJX also has entered into several foreign currency forward and swap contracts in both Canadian dollars and British pound sterling and accounts for them as a hedge of the investment in and between our foreign subsidiaries. Foreign exchange gains and losses as well as fair value adjustments on the agreements are recognized in other comprehensive income, thereby offsetting translation adjustments associated with TJX's investment in its foreign subsidiaries.
      The change in fair value of the contracts designated as a hedge of the net investment in foreign operations resulted in a gain of $8.2 million that was credited to other comprehensive income in fiscal 2002. The change in the cumulative foreign currency translation adjustment resulted in a loss of $8.2 million that was also included as a component of other comprehensive income in fiscal 2002.
      TJX also enters derivative contracts, designated as fair value hedges, to hedge certain foreign intercompany payables, primarily debt and related interest. The net impact of hedging activity and these intercompany payables resulted in a loss of $220,000 which is reflected in fiscal 2002 earnings as a component of selling, general and administrative expenses.
      The fair market value of the derivatives are classified as assets or liabilities, current and non-current, depending on the valuation results and the maturity of the individual contracts. At January 26, 2002, the majority of the contracts were included in prepaid expenses and other current assets.

                                                         THE TJX COMPANIES, INC.

      Following is a summary of TJX's derivative financial instruments and related fair values, outstanding at January 26, 2002:

                                                                              BLENDED   FAIR VALUE AT
                                                                             CONTRACT       JANUARY 26,
IN  THOUSANDS                                                PAY      RECEIVE    RATE            2002
-------------                                                ---      -------    ----            ----
Fair value hedges:
     Intercompany balances, primarily debt
       and related interest                           C$ 128,207  U.S.$79,830  0.6227     U.S.$    226
                                                      L   27,415  U.S.$38,639  1.4094     U.S.$    633

Net asset hedges:                                     C$  78,532  U.S.$53,667  0.6834     U.S.$  3,844
                                                      L   50,125  U.S.$75,846  1.5131     U.S.$  6,029
                                                      L   32,048  C$   73,084  2.2805     U.S.$    478

Hedge accounting not elected:
     Merchandise purchase commitments and
       intercompany balances, primarily license fees  C$  85,793  U.S.$54,140  0.6311     U.S.$    855
                                                      L    9,245  U.S.$13,200  1.4278     U.S.$    208
                                                      L    5,561  EURO$ 9,000  1.6184     U.S.$    (41)

      TJX's forward foreign currency exchange and swap contracts require TJX to make payments of certain foreign currencies for receipt of U.S. dollars, Canadian dollars or Euros. All contracts excepting the net asset hedges mature during fiscal 2003. The British pound net asset hedges mature during fiscal 2003, the Canadian dollar net asset hedges have maturities from fiscal 2003 to fiscal 2005.

      The counterparties to the forward exchange contracts and swap agreements are major international financial institutions, and the contracts contain rights of offset which minimize TJX's exposure to credit loss in the event of nonperformance by one of the counterparties. TJX does not require counterparties to maintain collateral for these contracts; however, TJX periodically monitors its position and the credit ratings of the counterparties and does not anticipate losses resulting from the nonperformance of these institutions.

      The fair value of TJX's general corporate debt, including current installments, is estimated using discounted cash flow analysis based upon TJX's current incremental borrowing rates for similar types of borrowing arrangements. The fair value of TJX's zero coupon convertible subordinated notes is estimated by obtaining market quotes. The fair value of general corporate debt, including current installments, at January 26, 2002 approximates the carrying value of $319.5 million. The fair value of the zero coupon convertible subordinated notes is $399.4 million versus a carrying value of $352.6 million. These estimates do not necessarily reflect certain provisions or restrictions in the various debt agreements which might affect TJX's ability to settle these obligations.

E. COMMITMENTS

TJX is committed under long-term leases related to its continuing operations for the rental of real estate and fixtures and equipment. Most of TJX's leases are store operating leases with a ten-year initial term and options to extend for one or more five-year periods. Certain Marshalls leases, acquired in fiscal 1996, had remaining terms ranging up to twenty-five years. Leases for T.K. Maxx are generally for fifteen to twenty-five years with ten-year kick-out options. Many of the leases contain escalation clauses and early termination penalties. In addition, TJX is generally required to pay insurance, real estate taxes and other operating expenses including, in some cases, rentals based on a percentage of sales.

      Following is a schedule of future minimum lease payments for continuing operations as of January 26, 2002:

                                                       CAPITAL     OPERATING
IN THOUSANDS                                             LEASE        LEASES
Fiscal Year
2003                                                  $  3,726  $    477,679
2004                                                     3,726       451,234
2005                                                     3,726       415,572
2006                                                     3,726       372,335
2007                                                     3,726       332,016
Later years                                             34,123     1,477,248
                                                      --------  ------------
Total future minimum lease payments                     52,753  $  3,526,084
                                                                ============
Less amount representing interest                       21,173
                                                      --------
Net present value of minimum capital lease payments    $31,580
                                                      ========

THE TJX COMPANIES, INC.

      The capital lease commitments relate to a 283,000 square foot addition to TJX's home office facility. Rental payments commenced June 1, 2001, and TJX recognized a capital lease asset and related obligation equal to the present value of the lease payments of $32.6 million.

      The rental expense under operating leases for continuing operations amounted to $446.6 million, $390.6 million and $352.6 million for fiscal years 2002, 2001 and 2000, respectively. Rent expense includes contingent rent and is net of sublease income, both of which are immaterial. The total net present value of TJX's minimum operating lease obligations approximates $2,493.1 million as of January 26, 2002, including a current portion of $295.3 million.

      TJX had outstanding letters of credit totaling $23.9 million as of January 26, 2002 and $31.6 million as of January 27, 2001. Letters of credit are issued by TJX primarily for the purchase of inventory.

F.STOCK COMPENSATION PLANS

TJX has a stock incentive plan under which options and other stock awards may be granted to its directors, officers and key employees. This plan has been approved by TJX's shareholders and all stock compensation awards, except for the awards made under a deferred stock compensation plan for its outside directors discussed below, are made under this plan. The Stock Incentive Plan, as amended with shareholder approval, provides for the issuance of up to 54.7 million shares with 16.0 million shares available for future grants as of January 26, 2002. In June 2001, shareholders approved an amendment to the Stock Incentive Plan to provide for grants to directors and suspended future grants of options with respect to the 38,000 shares reserved under the former Directors' Stock Option Plan at January 27, 2001.

      Under these stock option plans, TJX has granted options for the purchase of common stock, generally within ten years from the grant date at option prices of 100% of market price on the grant date. Most options outstanding vest over a three-year period starting one year after the grant, and are exercisable in their entirety three years after the grant date. Options granted to directors become fully exercisable one year after the date of grant.

      A summary of the status of TJX's stock options and related Weighted Average Exercise Prices (WAEP) is presented below (shares in thousands):

                                                              FISCAL YEAR ENDED
                                                              ------------------
                                          JANUARY 26, 2002          JANUARY 27, 2001       JANUARY 29, 2000
                                        ---------------------   --------------------    ---------------------
                                        SHARES        WAEP      SHARES           WAEP   SHARES           WAEP
                                        ------      ---------   ------      ---------   ------      ---------
Outstanding at beginning of year        14,037      $   19.69   11,832      $   17.06   10,105      $   12.04
Granted                                  5,371          34.95    5,178          20.75    3,164          29.26
Exercised                               (4,216)         15.94   (2,724)          9.85   (1,275)          7.13
Forfeitures                               (380)         24.54     (249)         24.59     (162)         20.52
                                        ------      ---------   ------      ---------   ------      ---------
Outstanding at end of year              14,812          26.19   14,037          19.69   11,832          17.06
                                        ------      ---------   ------      ---------   ------      ---------
Options exercisable at end of year       5,797      $   20.40    5,880      $   15.98    5,980      $   10.77
                                        ======      =========   ======      =========   ======      =========

TJX realizes an income tax benefit from the exercise of stock options which results in a decrease in current income taxes payable and an increase in additional paid-in capital. Such benefits amounted to $30.6 million, $15.9 million and $11.7 million for the fiscal years ended January 26, 2002, January 27, 2001 and January 29, 2000, respectively.

      TJX has adopted the disclosure-only provisions of the Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," and continues to apply the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for compensation expense under its stock option plans. TJX grants options at fair market value on the date of the grant; accordingly, no compensation expense has been recognized for the stock options issued during fiscal years 2002, 2001 or 2000. Compensation expense determined in accordance with SFAS No. 123, net of related income taxes, would have amounted to $27.8 million, $19.2 million and $12.9 million for fiscal 2002, 2001 and 2000, respectively. Income from continuing operations before cumulative effect of accounting change, net income and related earnings per share amounts, presented on a pro forma basis, are as follows:

                                                 UNAUDITED PRO FORMA FISCAL YEAR ENDED
                                                ----------------------------------------
DOLLARS IN THOUSANDS                             JANUARY 26,     JANUARY 27,  JANUARY 29,
EXCEPT PER SHARE AMOUNTS                               2002            2001         2000
                                                -----------  --------------  -----------
Income from continuing operations before
     cumulative effect of accounting change     $   512,598  $      518,837  $   513,862
     Per diluted share                          $      1.84  $         1.79  $      1.62

Net income                                      $   472,598  $      518,837  $   508,708
     Per diluted share                          $      1.70  $         1.79  $      1.60

                                                         THE TJX COMPANIES, INC.

For purposes of applying the provisions of SFAS No. 123 for the pro forma calculations, the fair value of each option grant issued during fiscal 2002, 2001 and 2000 is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield of .5% in fiscal 2002, 1% in fiscal 2001 and 2000, expected volatility of 46%, 48%, and 46% in fiscal 2002, 2001 and 2000, respectively, a risk-free interest rate of 5.0% in fiscal 2002, 5.2% in fiscal 2001 and 6.4% in fiscal 2000, and expected holding periods of six years in all fiscal periods. The weighted average fair value of options granted during fiscal 2002, 2001 and 2000 was $16.92, $10.07 and $14.38 per share, respectively.

      The following table summarizes information about stock options outstanding as of January 26, 2002 (shares in thousands):

                                     OPTIONS OUTSTANDING               OPTIONS EXERCISABLE
                                     -------------------------------   -------------------
                                                 WEIGHTED   WEIGHTED               WEIGHTED
                                                  AVERAGE    AVERAGE                AVERAGE
RANGE OF                                        REMAINING   EXERCISE               EXERCISE
EXERCISE PRICES                   SHARES    CONTRACT LIFE      PRICE    SHARES       PRICE
---------------                   ------    -------------  ---------  --------  ----------
$ 2.5625 - $ 6.3125                  363        2.7 Years    $  4.73       363  $      4.73
  6.3126 - $10.6875                  813        4.9 Years       9.93       813         9.93
$10.6876 - $14.4688                  489        5.6 Years      14.44       489        14.44
$14.4689 - $21.7500                5,250        8.2 Years      20.93     2,396        21.15
$21.7501 - $30.5000                2,576        7.6 Years      29.22     1,736        29.21
$30.5001 - $34.9500                5,321        9.6 Years      34.95         -          N/A
                                  ------                                ------
Total                             14,812        8.2 Years     $26.19     5,797  $     20.40
                                  ======                                ======

Due to the events of September 11, TJX modified certain option grants granted to the associates lost in the tragedy. Unvested awards were vested, and the families were allowed to realize the full economic benefit of the original grants in addition to other benefits granted to the families. The Company recorded additional compensation expense related to these option grants and benefit modifications. The Company does not typically modify awards after the date of grant.

      TJX was subject to income statement charges for changes in the fair market value of its common stock due to a special executive deferred compensation award, granted in fiscal 1998 under the Stock Incentive Plan, that was initially denominated in shares of TJX common stock. TJX recorded compensation expense of $1.1 million in fiscal 2000 due to the increase in market value of the shares of TJX. During fiscal 2000, all of the shares were denominated into other investments. TJX separately transferred funds to a trust in an amount equal to the value of the new investment elections at the time such elections were made by the executive. Thus, deferred compensation obligation adjustments due to the change in the executive's deferred compensation account were offset by similar amounts due to gains or losses on the trust assets. During July 2001, the assets in the trust were sold and the proceeds were distributed to the executive in settlement of the deferred obligation. The trust assets were included in other current assets on the balance sheet as of January 27, 2001.

      TJX has also issued restricted stock and performance-based stock awards under the Stock Incentive Plan. Restricted stock awards are issued at par value, or at no cost, and have restrictions which generally lapse over three years from date of grant. Performance-based shares have restrictions that generally lapse over one to three years when and if specified criteria are met. The market value in excess of cost is charged to income ratably over the period during which these awards vest. Such pre-tax charges amounted to $2.7 million, $1.4 million and $1.1 million in fiscal years 2002, 2001 and 2000, respectively. The market value of the awards is determined at date of grant for restricted stock awards and at the date shares are earned for performance-based awards.

      There has been a combined total of 225,000 shares, 135,000 shares and 131,480 shares for deferred, restricted and performance-based awards issued in the fiscal years ended January 2002, 2001 and 2000, respectively. No shares were forfeited during the fiscal year ended January 26, 2002; there were 33,000 and 3,000 shares forfeited during the fiscal years ended January 2001 and 2000, respectively. The weighted average market value per share of these stock awards at grant/earned date was $30.00, $29.60 and $29.55 for fiscal 2002, 2001 and 2000, respectively.

      TJX maintains a deferred stock compensation plan for its outside directors. Deferred share awards valued at $10,000 are issued annually to each outside director. Currently, there are 20,827 deferred shares outstanding; actual shares will be issued at retirement. TJX has 87,638 shares held in treasury from which such shares will be issued.

THE TJX COMPANIES, INC.

G.CAPITAL STOCK AND EARNINGS PER SHARE

CAPITALSTOCK: During fiscal 2001, TJX completed a $750 million stock repurchase program and announced a new multi-year, $1 billion stock repurchase program. These stock repurchase programs followed two separate $250 million stock repurchase programs in fiscal 1999 and 1998. TJX had cash expenditures, under all of its programs, of $424.2 million, $444.1 million and $604.6 million in fiscal 2002, 2001 and 2000, respectively, funded primarily by excess cash generated from operations. The total common shares repurchased and retired amounted to 13.2 million shares in fiscal 2002, 22.2 million in fiscal 2001 and
23.6 million in fiscal 2000. As of January 26, 2002, TJX has repurchased and retired 32.7 million shares of its common stock at a cost of $805.8 million under the current $1 billion stock repurchase program.

      TJX is authorized to issue up to 5 million shares of preferred stock, par value $1. There was no preferred stock issued or outstanding at January 26, 2002.

EARNINGS PER SHARE: The following schedule presents the calculation of basic and diluted earnings per share for income from continuing operations:

                                                                      FISCAL YEAR ENDED
                                                                      -----------------
DOLLARS IN THOUSANDS                                    JANUARY 26,       JANUARY 27,     JANUARY 29,
EXCEPT PER SHARE AMOUNTS                                      2002             2001             2000
                                                      ------------     ------------     ------------
Basic earnings per share:
     Income from continuing operations before
       cumulative effect of accounting change         $    540,397     $    538,066     $    526,822
                                                      ------------     ------------     ------------

     Weighted average common stock outstanding
       for basic earnings per share calculation        275,323,741      287,440,637      314,577,145
     Basic earnings per share                         $       1.96     $       1.87     $       1.67

Diluted earnings per share:
     Income from continuing operations before
       cumulative effect of accounting change         $    540,397     $    538,066     $    526,822
                                                      ------------     ------------     ------------

     Weighted average common stock outstanding
       for basic earnings per share calculation        275,323,741      287,440,637      314,577,145
     Assumed exercise of stock options and awards        2,810,121        1,755,591        3,213,619
                                                      ------------     ------------     ------------
     Weighted average common shares for diluted
       earnings per share calculation                  278,133,862      289,196,228      317,790,764
                                                      ------------     ------------     ------------
     Diluted earnings per share                       $       1.94     $       1.86     $       1.66

The weighted average common shares for the diluted earnings per share calculation exclude the incremental effect related to outstanding stock options, the exercise price of which is in excess of the related fiscal years' average price of TJX's common stock. Such options are excluded because they would have an antidilutive effect. These options amounted to 5.3 million as of January 26, 2002, 4.6 million as of January 27, 2001 and 3.1 million as of January 29, 2000. The 8.5 million shares attributable to the zero coupon convertible debt were also excluded from the diluted earnings per share calculation because criteria for conversion had not been met during the fiscal year.

H. INCOME TAXES
The provision for income taxes includes the following:

                                         FISCAL YEAR ENDED
                                         -----------------
                              JANUARY 26,   JANUARY 27,    JANUARY 29,
IN THOUSANDS                        2002          2001           2000
                               ---------     ---------      ---------
Current:
     Federal                   $ 236,070     $ 272,075      $ 255,277
     State                        44,228        51,217         49,836
     Foreign                      18,119        27,819         20,212

Deferred:
     Federal                      28,133       (22,359)         3,885
     State                         4,071        (2,269)         1,984
     Foreign                       3,026           393         (4,079)
                               ---------     ---------      ---------
Provision for income taxes     $ 333,647     $ 326,876      $ 327,115
                               =========     =========      =========

                                                         THE TJX COMPANIES, INC.

      In addition to the above provision, in fiscal 2002 TJX also recorded deferred income tax benefits of $26.5 million as a component of the $40 million after-tax charge relating to discontinued operations (see Note L).

      TJX had a net deferred tax asset as follows:

                                                        JANUARY 26,  JANUARY 27,
IN THOUSANDS                                                   2002         2001
                                                          ---------     ---------
Deferred tax assets:
     Loss on investment in foreign subsidiary             $      --     $   7,013
     Foreign net operating loss carryforward                 14,546        17,998
     Reserve for discontinued operations                     35,277        10,129
     Reserve for closed store and restructuring costs         5,824         6,443
     Pension, postretirement and employee benefits           34,493        53,487
     Leases                                                  21,076        19,455
     Other                                                   29,591        29,111
     Valuation allowance                                         --        (3,396)
                                                          ---------     ---------
       Total deferred tax assets                            140,807       140,240
                                                          =========     =========

Deferred tax liabilities:
     Property, plant and equipment                           21,143        17,211
     Safe harbor leases                                      13,395        16,274
     Tradename                                               42,873        44,140
     Other                                                   24,818        15,224
                                                          ---------     ---------
       Total deferred tax liabilities                       102,229        92,849
                                                          ---------     ---------
Net deferred tax asset                                    $  38,578     $  47,391
                                                          =========     =========

The fiscal 2002 total net deferred tax asset is presented on the balance sheet as a current asset of $12.0 million and a non-current asset of $26.6 million. For fiscal 2001, these amounts are $44.0 million and $3.4 million, respectively. TJX has, for tax purposes, repatriated the current year's and all prior years' earnings of its Canadian subsidiary. All earnings of TJX's other foreign subsidiaries are indefinitely reinvested and no deferred taxes have been provided for on those earnings.

      TJX has a United Kingdom operating loss carryforward of $47 million that may be applied against future taxable income in the U.K., all of which has been recognized for financial reporting purposes. During fiscal 2002, TJX recognized $2.3 million of tax benefits relating to the current years' operating loss in the U.K. The U.K. net operating loss does not expire under current tax law. Due to the closing of TJX's Netherlands operation during fiscal 2001, TJX recognized U.S. tax benefits associated with the write-off of its total investment in the Netherlands. TJX also has a Puerto Rico net operating loss carryforward of approximately $1 million which was acquired in the Marshalls acquisition and expires in fiscal 2003. The valuation allowance in fiscal 2001 relates to TJX's Puerto Rico net operating losses that had not been recognized and subsequently expired.

      TJX's worldwide effective income tax rate was 38.2% for the fiscal year ended January 26, 2002, 37.8% for the fiscal year ended January 27, 2001, and 38.3% for the fiscal year ended January 29, 2000. The difference between the U.S. federal statutory income tax rate and TJX's worldwide effective income tax rate is reconciled below:

                                                 FISCAL YEAR ENDED
                                                 -----------------
                                       JANUARY 26, JANUARY 27  JANUARY 29,
                                             2002        2001        2000
                                       ----------- ----------  -----------
U.S. federal statutory income tax rate       35.0%       35.0%       35.0%
Effective state income tax rate               3.8         4.0         4.2
Impact of foreign operations                  (.4)       (1.0)       (1.0)
All other                                     (.2)        (.2)         .1
                                             ----        ----        ----
Worldwide effective income tax rate          38.2%       37.8%       38.3%
                                             ====        ====        ====

I. PENSION PLANS AND OTHER RETIREMENT BENEFITS

TJX has a non-contributory defined benefit retirement plan covering the majority of its full-time U.S. employees. Employees who have attained twenty-one years of age and have completed one year of service are covered under the plan. Benefits are based on compensation earned in each year of service. TJX also has an unfunded supplemental retirement plan which covers key employees of TJX and provides additional retirement benefits based on average compensation; and an unfunded postretirement medical plan which provides limited postretirement medical and life insurance benefits to employees who participate in TJX's retirement plan and who retire at age fifty-five or older

THE TJX COMPANIES, INC.

with ten or more years of service. TJX's funded defined benefit retirement plan assets are invested primarily in stock and bonds of U.S. corporations, excluding TJX stock, as well as various investment funds.

      Presented below is financial information relating to TJX's funded defined benefit retirement plan and its unfunded supplemental pension plan (Pension) and its unfunded postretirement medical plan for the fiscal years indicated:

                                                                                    PENSION              POST RETIREMENT MEDICAL
                                                                                FISCAL YEAR ENDED          FISCAL YEAR ENDED
                                                                                -----------------          -----------------
                                                                          JANUARY 26,     JANUARY 27, JANUARY 26,    JANUARY 27,
DOLLARS IN THOUSANDS                                                            2002            2001        2002           2001
                                                                                ----            ----        ----           ----
Change in benefit obligation:
     Benefit obligation at beginning of year                               $ 177,361       $ 140,010   $  24,762       $  18,529
       Service cost                                                           14,145          10,734       1,911           1,353
       Interest cost                                                          13,214          11,560       1,816           1,624
       Participants' contributions                                                --              --          46              42
       Amendments                                                                 --           1,080          --              --
       Actuarial losses                                                       22,465          22,564       1,639           4,376
       Settlement                                                                 --          (1,141)         --              --
       Benefits paid                                                          (7,562)         (6,616)     (1,285)         (1,162)
       Expenses paid                                                            (633)           (830)         --              --
                                                                           ---------       ---------   ---------       ---------
     Benefit obligation at end of year                                     $ 218,990       $ 177,361   $  28,889       $  24,762
                                                                           =========       =========   =========       =========

Change in plan assets:
     Fair value of plan assets at beginning of year                        $ 149,942       $ 140,191   $      --       $      --
       Actual return on plan assets                                           (9,805)          1,665          --              --
       Employer contribution                                                  48,619          15,532       1,239           1,120
       Participants' contributions                                                --              --          46              42
       Benefits paid                                                          (7,562)         (6,616)     (1,285)         (1,162)
       Expenses paid                                                            (633)           (830)         --              --
                                                                           ---------       ---------   ---------       ---------
     Fair value of plan assets at end of year                              $ 180,561       $ 149,942   $      --       $      --
                                                                           =========       =========   =========       =========

Reconciliation of funded status:
       Benefit obligation at end of year                                   $ 218,990       $ 177,361   $  28,889       $  24,762
       Fair value of plan assets at end of year                              180,561         149,942          --              --
                                                                           ---------       ---------   ---------       ---------
       Funded status - excess obligations                                     38,429          27,419      28,889          24,762
       Unrecognized prior service cost                                           190             218         614             946
       Unrecognized actuarial losses                                          53,022          11,554       2,033             394
                                                                           ---------       ---------   ---------       ---------
       Net (asset) liability recognized                                    $ (14,783)      $  15,647   $  26,242       $  23,422
                                                                           =========       =========   =========       =========

Amount recognized in the statements of financial position consists of:
     Net (asset) accrued liability                                         $ (20,093)      $  12,215   $  26,242       $  23,422
     Intangible asset                                                          1,484           1,757          --              --
     Reduction to accumulated other comprehensive income                       3,826           1,675          --              --
                                                                           ---------       ---------   ---------       ---------
     Net amount recognized                                                 $ (14,783)      $  15,647   $  26,242       $  23,422
                                                                           =========       =========   =========       =========

Weighted average assumptions:
     Discount rate                                                              6.90%           7.41%       7.00%           7.50%
     Expected return on plan assets                                             9.00%           9.00%        N/A             N/A
     Rate of compensation increase                                              4.00%           4.00%       4.00%           4.00%

The projected benefit obligation and accumulated benefit obligation of TJX's unfunded supplemental retirement plan was $32.8 million and $23.3 million, respectively, as of January 26, 2002 and $23.8 million and $18.2 million, respectively, as of January 27, 2001. The increase in the projected benefit obligation as of January 26, 2002 reflects actuarial losses due to a decrease in the discount rate for valuation purposes.

      The portion of the net (asset) accrued liability attributable to TJX's unfunded supplemental retirement plan amounted to $23.3 million at January 26, 2002 and $18.2 million at January 27, 2001 and is included in other long-term liabilities on the balance sheets. The balance of the net amount recognized is a net asset relating to the funded defined benefit plan of $38.1 million and $2.6 million at January 26, 2002 and January 27, 2001, respectively. These net assets are included in prepaid and other current assets except for the long-term portion of $21.1 million as of January 26, 2002,

                                                         THE TJX COMPANIES, INC.

which is included in other assets on the balance sheets. TJX contributed aggregate cash contributions of $48.6 million and $15.5 million for fiscal 2002 and 2001, respectively, to the non-contributory defined benefit retirement plan and to fund current benefit and expense payments under the unfunded supplemental retirement plan.

      For purposes of measuring the postretirement medical plan, a net 3.40% annual rate of increase in the per capita cost of covered health care benefits was assumed and is reduced by .75% over the next 4 years and to .15% after the next 28 years. These rates assume an initial secular health care trend rate of 12% reaching an ultimate level of 5% in fiscal 2008. The Company's annual trend rates are substantially lower than the secular trend rates due to the plans' $3,000 per capita annual limit on medical benefits. An increase in the assumed health care cost trend rate of one percentage point for all future years would increase the accumulated postretirement benefit obligation at January 26, 2002 by about $4.5 million and the total of the service cost and interest cost components of net periodic postretirement cost for fiscal 2002 by about $663,000. Similarly, decreasing the trend rate by one percentage point for all future years would decrease the accumulated postretirement benefit obligation at January 26, 2002 by about $3.8 million as well as the total of the service cost and interest cost components of net periodic postretirement cost for fiscal 2002 by about $557,000.

      Following are the components of net periodic benefit cost:

                                                           PENSION                          POSTRETIREMENT MEDICAL
                                                      FISCAL YEAR ENDED                        FISCAL YEAR ENDED
                                        ---------------------------------------    ---------------------------------------
                                        JANUARY 26,   JANUARY 27,   JANUARY 29,    JANUARY 26,    JANUARY 27,  JANUARY 29,
IN THOUSANDS                                  2002          2001          2000           2002           2001          2000
------------                            -----------   -----------   -----------    -----------    -----------  -----------
Service cost                              $ 14,145      $ 10,734      $ 11,781       $  1,911       $  1,353      $  1,366
Interest cost                               13,214        11,560        10,768          1,816          1,624         1,430
Expected return on plan assets             (13,274)      (12,783)      (11,060)            --             --            --
Amortization of transition obligation           75            75            75             --             --            --
Amortization of prior service cost             164           164            87            332            332           332
Recognized actuarial (gains) losses          1,989        (1,085)          415             --           (185)           --
                                          --------      --------      --------       --------       --------      --------
Net periodic benefit cost                 $ 16,313      $  8,665      $ 12,066       $  4,059       $  3,124      $  3,128
                                          ========      ========      ========       ========       ========      ========

Net pension expense for fiscal 2002 reflects an increase in service cost attributable to the change in assumption regarding mortality. In addition, expense for fiscal 2002 includes amortization of deferred actuarial losses while expense for fiscal 2001 had amortization of deferred actuarial gains. This change in amortization is the result of accumulated losses due to a reduction in the discount rate, lower than expected asset performance and a change in the mortality assumption.

      During the fiscal year ended January 29, 2000, TJX and an executive officer entered into an agreement whereby the officer waived his right to benefits under TJX's unfunded supplemental retirement plan in exchange for TJX's funding of a split-dollar life insurance policy. The exchange was accounted for as a settlement and TJX incurred a $1.5 million settlement loss, which was primarily the recognition of a portion of the deferred losses under the plan. During fiscal 2001, TJX entered into a similar arrangement with another officer who waived the right to a portion of his benefits under the unfunded supplemental retirement plan in exchange for TJX's funding of a split-dollar life insurance policy. TJX recognized a settlement loss of $224,000 in fiscal 2001 due to this exchange. The benefit exchanges were designed so that the after-tax cash expenditures by TJX on the split-dollar policies are substantially equivalent, on a present value basis, to the after-tax cash expenditures TJX would have incurred under the unfunded supplemental retirement plan.

      TJX also sponsors an employee savings plan under Section 401(k) of the Internal Revenue Code for all eligible U.S. employees. As of December 31, 2001, assets under the plan totaled $337.0 million and are invested in a variety of funds. Employees may contribute up to 50% of eligible pay. TJX matches employee contributions, up to 5% of eligible pay, at rates ranging from 25% to 50% based upon the Company's performance. TJX contributed $6.2 million in fiscal 2002, $5.8 million in fiscal 2001 and $6.2 million in fiscal 2000 to the 401(k) plan. Employees are restricted from investing employee contributions into the TJX stock fund option in the 401(k) plan. Employees may elect to invest only 50% or less of the Company's contribution in the TJX stock fund; the TJX stock fund has no other trading restrictions. The TJX stock fund represents 4.8%, 3.4% and 2.5% of plan investments at December 31, 2001, 2000 and 1999, respectively.

      During fiscal 1999, TJX established a nonqualified savings plan for certain U.S. employees. TJX matches employee contributions at various rates which amounted to $193,000 in fiscal 2002, $163,000 in fiscal 2001 and $464,000 in fiscal 2000. TJX transfers employee withholdings and the related company match to a separate trust designated to fund the future obligations. The trust assets, which are invested in a variety of mutual funds, are included in other assets on the balance sheets.

      In addition to the plans described above, TJX also maintains retirement/deferred savings plans for all eligible associates at its foreign subsidiaries. TJX contributed for these plans $1.1 million, $1.2 million and $682,000 in fiscal years 2002, 2001 and 2000, respectively.

THE TJX COMPANIES, INC.

J. ACCRUED EXPENSES AND OTHER LIABILITIES, CURRENT AND LONG-TERM

The major components of accrued expenses and other current liabilities are as follows:

                                                                      JANUARY 26,  JANUARY 27,
IN THOUSANDS                                                                2002         2001
                                                                         -------      -------
Employee compensation and benefits, current                             $116,178     $133,877
Rent, utilities, and occupancy, including real estate taxes               74,186       71,305
Federal and state income taxes payable                                    41,950       42,192
Insurance, advertising and all other                                     319,906      296,640
                                                                         -------      -------
Accrued expenses and other current liabilities                          $552,220     $544,014
                                                                        ========     ========

The major components of other long-term liabilities are as follows:

                                                 JANUARY 26,  JANUARY 27,
IN  THOUSANDS                                          2002         2001
                                                   --------     --------
Employee compensation and benefits, long-term      $ 76,553     $ 68,379
Reserve for store closing and restructuring          12,131       16,792
Reserve related to discontinued operations           87,284       25,512
Rental step-up and other long-term liabilities       61,688       54,757
                                                   --------     --------
Other long-term liabilities                        $237,656     $165,440
                                                   ========     ========

Activity related to the reserves for store closing and restructuring and discontinued operations are detailed in Notes K and L, respectively.

K. RESERVES FOR STORE CLOSING AND RESTRUCTURING

TJX's store closing and restructuring reserve relates primarily to a restructuring plan in connection with TJX's acquisition of Marshalls in November 1995. This reserve, which was initially established at that time and was subsequently adjusted, included the cost of closing 32 T.J. Maxx stores and the cost of closing 70 Marshalls stores and other Marshalls facilities. The T.J. Maxx closing costs were charged to operations while the costs associated with Marshalls were a component of the allocation of the purchase price. This reserve also includes activity relating to the closing of three T.K. Maxx stores in the Netherlands as well as several HomeGoods stores.

      Following is a summary of activity in the store closing and restructuring reserve:

                                                                FISCAL YEAR ENDED
                                                                -----------------
                                                   JANUARY 26,   JANUARY 27,   JANUARY 29,
IN THOUSANDS                                             2002          2001         2000
                                                     --------      --------      --------
Balance at beginning of year                         $ 16,792      $ 15,731      $ 44,598
     Additions to the reserve                              --         3,109            --

Reserve adjustments:
     Adjust Marshalls restructuring reserve                --            --        (3,000)
     Adjust T.J. Maxx store closing reserve                --            --          (300)
     Adjust T.K. Maxx store closing reserve              (514)           --            --

Charges against the reserve:
     Lease related obligations                         (3,941)       (1,922)      (23,734)
     All other charges                                   (206)           --            --
     Net activity relating to HomeGoods closings           --          (126)       (1,833)
                                                     --------      --------      --------

Balance at end of year                               $ 12,131      $ 16,792      $ 15,731
                                                     ========      ========      ========

The remaining balance in the store closing and restructuring reserve as of January 26, 2002 of $12.1 million is primarily for the estimated cost of the future lease obligations of the closed stores. The estimates and assumptions used in developing the remaining reserve requirements are subject to change; however, TJX believes the reserve is adequate for these obligations. The use of the reserve will reduce operating cash flows in varying amounts over the next ten to fifteen years as the related leases reach their expiration dates or are settled. TJX believes future spending will not have a material impact on its future annual cash flows or financial condition.

                                                         THE TJX COMPANIES, INC.

L. DISCONTINUED OPERATIONS RESERVE AND RELATED CONTINGENT LIABILITIES

TJX also has a reserve for future obligations relating to House2Home, Inc., Zayre Stores and Hit or Miss, all of which were previously owned by TJX. The reserves were established at various times, either when the operation was disposed of or subsequent to the disposition, when the operation suffered significant financial distress. These reserves reflect the estimated cost to TJX of obligations relating to guarantees on certain property leases of these operations.

         On November 7, 2001, House2Home, Inc. filed a voluntary petition for relief under Chapter 11 of the Federal Bankruptcy Code and subsequently announced its intention to liquidate the business. House2Home (formerly known as Waban, Inc. and HomeBase, Inc.) was spun-off by TJX, along with BJ's Wholesale Club in 1989. In 1997, House2Home spun-off BJ's Wholesale Club, Inc., and BJ's Wholesale Club, Inc. agreed to indemnify TJX for all liabilities relating to the House2Home leases with respect to the period through January 31, 2003, and 50% of such liabilities thereafter. As a result of House2Home's bankruptcy filing, TJX recorded an estimated after-tax charge of $40 million (net of income taxes of $27 million), or $.14 per share, for the present value of the potential contingent lease obligations associated with up to 41 House2Home locations that TJX had guaranteed. TJX assumed a 6.5% interest rate for purposes of calculating the present value of the estimated lease obligations. The charge was recorded in the third quarter ending October 27, 2001 as a loss relating to discontinued operations. If TJX were liable on all 41 of the leases, the total discounted present value after-tax cost, without reflecting any mitigating factors, would be approximately $64.6 million, net of the indemnification by BJ's Wholesale Club, Inc., versus the $40 million charge TJX recorded. The number and cost of the lease obligations for which TJX may have liability will be reduced by lease terminations, expirations, subletting, assignments, buyouts, lease modifications and other actions. TJX believes that its reserve appropriately reflects these possible outcomes and that any contingent liability for these leases will not have a material adverse effect on its financial condition, operating results or cash flows.

         On August 20, 2001, Ames Department Stores, Inc. filed a voluntary petition for relief under Chapter 11 of the Federal Bankruptcy Code and is reorganizing. In 1988, TJX completed the sale of its former Zayre Stores division to Ames. Ames emerged from a prior bankruptcy under a plan of reorganization in 1992. TJX is obligated on leases for eight properties that reverted back to it in this earlier reorganization. All of these properties have been subleased which mitigates TJX's liability under the leases. The present value of these eight leases, discounted at 6.5% and without mitigation, is approximately $16 million on a pre-tax basis. Under the current reorganization to date, Ames has rejected an additional five leases for which TJX has or may have liability. The present value of these five leases, discounted at 6.5% and without mitigation, is approximately $12 million on a pre-tax basis. TJX's reserve balance relating to Ames is approximately $21 million. The reserve balance reflects the subleasing arrangements already in place and assumes mitigating factors will also reduce costs TJX may incur with respect to the other five leases. In addition to these 13 leases, TJX is or may be contingently liable on approximately 60 to 90 leases of former Zayre stores, none of which have been rejected by Ames to date. TJX believes that any additional future liability with respect to these leases will be minimal. TJX believes that its reserve for discontinued operations is adequate to meet the costs it may incur with respect to the Ames leases and that its contingent liability for these leases will not have a material adverse effect on its financial condition, operating results or cash flows.

         Contingent obligations with respect to leases of TJX's former Hit or Miss division, which filed for bankruptcy and liquidated, have been substantially resolved.

         The balance in the reserve and the activity for the last three fiscal years is presented below. The addition to the reserve in fiscal 2002 relates to House2Home, Inc. The charges against the reserve during the past three years relate to the lease related obligations of the Zayre and Hit or Miss locations.

                                    FISCAL YEAR ENDED JANUARY
                                 --------------------------------
IN THOUSANDS                         2002        2001        2000
------------                     --------    --------    --------
Balance at beginning of year     $ 25,512    $ 27,304    $ 29,660
     Additions to the reserve      66,528        --          --

Charges against the reserve:
     Lease related obligations     (4,090)     (1,621)     (2,150)
     All other                       (666)       (171)       (206)
                                 --------    --------    --------

Balance at end of year           $ 87,284    $ 25,512    $ 27,304
                                 ========    ========    ========

THE TJX COMPANIES, INC.

TJX believes its current reserve is adequate for costs we may incur relating to the obligations associated with these former operations. Future spending against the discontinued operations reserve will reduce operating cash flows in varying amounts over the next ten to fifteen years, as leases reach termination dates or are settled. Charges against the reserve will likely be higher during the next several years due to House2Home, Inc. related obligations. TJX believes future spending will not have a material impact on future annual cash flows or its financial condition.

         TJX is also contingently liable on up to 25 leases of BJ's Wholesale Club, Inc. for which BJ's Wholesale Club, Inc. is primarily liable. TJX believes that the likelihood of any future liability to TJX, with respect to these leases, is remote.

M. LEGAL PROCEEDINGS

TJX is a defendant in four lawsuits pending in the California Superior Court, each seeking certification as a class action. The actions collectively allege that all exempt managers in T.J. Maxx, Marshalls and HomeGoods stores in California, including store managers and assistant store managers, were improperly classified as exempt from California overtime laws and seek recovery of overtime pay allegedly owed, penalties, punitive damages and injunctive relief. TJX believes that its managers are and were properly classified and does not believe that the outcome of this litigation will have any material adverse effect on its financial condition or results of operations.

N. SUPPLEMENTAL CASH FLOWS INFORMATION

The cash flows required to satisfy contingent obligations of the discontinued operations as discussed in Note L, are classified as a reduction in cash provided by continuing operations. There are no remaining operating activities relating to these operations.

         TJX's cash payments for interest and income taxes and its non-cash investing and financing activities are as follows:

                                                                     FISCAL YEAR ENDED
                                                    --------------------------------------------------
                                                    JANUARY 26,        JANUARY 27,         JANUARY 29,
IN THOUSANDS                                               2002               2001                2000
------------                                        -----------        -----------         -----------
Cash paid for:
     Interest on debt                                 $  28,973          $  34,509           $  19,018
     Income taxes                                       267,078            335,265             332,622

Change in accrued expenses due to:
     Stock repurchase                                 $    --            $  (9,275)          $  (3,300)
     Dividends payable                                    1,005                573                 977

Non-cash investing and financing activities:
     Capital lease property addition
       and related obligation                         $  32,572          $    --             $    --

Investing activities include advances TJX has made under a $35 million construction loan agreement in connection with the expansion of its leased home office facility. Upon completion of the project in May 2001, the advances were converted into a term loan bearing interest of 7.25% per year, maturing December 31, 2015. The long-term portion of the loan amounting to $34.3 million and $28.9 million as of January 26, 2002 and January 27, 2001, respectively, is included in other assets on the balance sheets.

O. SEGMENT INFORMATION

The T.J. Maxx and Marshalls store chains are managed on a combined basis and are reported as the Marmaxx segment. The Winners chain, including HomeSense, operates exclusively in Canada, and T.K. Maxx operates in Europe, primarily the United Kingdom. Winners and T.K. Maxx accounted for 11% of TJX's net sales for fiscal 2002 and 11% of consolidated assets. All of TJX's other store chains operate in the United States with the exception of 14 stores operated in Puerto Rico by Marshalls which include two HomeGoods locations in a "Marshalls Mega-Store" format. TJX's target customer is the middle to upper-middle income shopper with the exception of the A.J. Wright stores which target a more moderate income customer. All of TJX's stores, with the exception of HomeGoods and HomeSense, sell apparel for the entire family with a limited offering of giftware and domestics. The HomeGoods and HomeSense stores offer home fashions and home furnishings.

                                                         THE TJX COMPANIES, INC.

         TJX evaluates the performance of its segments based on pre-tax income before general corporate expense, goodwill amortization and interest (operating income). Presented below is selected financial information on TJX's business segments:

                                                                                 FISCAL YEAR ENDED
                                                                 -------------------------------------------------
                                                                  JANUARY 26,       JANUARY 27,       JANUARY 29,
IN THOUSANDS                                                             2002              2001              2000
------------                                                     ------------    --------------      ------------
Net sales:
     Marmaxx                                                     $  8,863,053      $  8,228,468      $  7,779,826
     Winners(1)                                                       660,877           563,311           466,765
     T.K. Maxx                                                        520,529           389,062           298,659
     HomeGoods                                                        507,211           315,015           206,810
     A.J. Wright                                                      157,328            83,150            43,287
                                                                 ------------      ------------      ------------
                                                                 $ 10,708,998      $  9,579,006      $  8,795,347
                                                                 ============      ============      ============
Operating income (loss):
     Marmaxx                                                     $    893,650      $    858,358      $    849,560
     Winners(1)                                                        59,140            71,055            54,914
     T.K. Maxx(2)                                                      12,972            10,867             6,462
     HomeGoods                                                          3,710             4,700             4,581
     A.J. Wright                                                      (11,843)          (15,012)          (14,444)
                                                                 ------------      ------------      ------------
                                                                      957,629           929,968           901,073

General corporate expense(3)                                           55,335            39,513            37,182
Goodwill amortization                                                   2,607             2,609             2,609
Interest expense, net                                                  25,643            22,904             7,345
                                                                 ------------      ------------      ------------
Income from continuing operations before income
     taxes and cumulative effect of accounting change            $    874,044      $    864,942      $    853,937
                                                                 ============      ============      ============

Identifiable assets:
     Marmaxx                                                     $  2,174,345      $  2,050,775      $  1,916,230
     Winners(1)                                                       161,479           151,062           111,446
     T.K. Maxx                                                        248,695           176,916           138,914
     HomeGoods                                                        196,292           126,010            63,888
     A.J. Wright                                                       82,713            56,423            22,813
     Corporate (primarily cash, goodwill and deferred taxes)          732,219           371,097           551,672
                                                                 ------------      ------------      ------------
                                                                 $  3,595,743      $  2,932,283      $  2,804,963
                                                                 ============      ============      ============
Capital expenditures:
     Marmaxx                                                     $    247,077      $    152,901      $    175,985
     Winners(1)                                                        32,052            18,775            11,412
     T.K. Maxx                                                         70,614            29,569            31,647
     HomeGoods                                                         79,380            30,245            10,819
     A.J. Wright                                                       20,321            25,515             8,706
                                                                 ------------      ------------      ------------
                                                                 $    449,444      $    257,005      $    238,569
                                                                 ============      ============      ============
Depreciation and amortization:
     Marmaxx                                                     $    150,506      $    145,987      $    136,898
     Winners(1)                                                        10,562             7,779             6,657
     T.K. Maxx                                                         13,080            10,292             8,552
     HomeGoods                                                          8,984             5,444             3,911
     A.J. Wright                                                        4,564             2,689             1,491
     Corporate (including goodwill and debt discount)                  16,385             3,590             2,957
                                                                 ------------      ------------      ------------
                                                                 $    204,081      $    175,781      $    160,466
                                                                 ============      ============      ============

(1)      Includes the assets/activity of the new HomeSense stores in fiscal
         2002.

(2) The period ended January 27, 2001 includes a pre-tax charge of $6.3 million for the estimated cost of closing three stores in the Netherlands.

(3) General corporate expense for the fiscal year ended January 26, 2002, includes incremental costs of approximately $4 million for moving and occupancy costs related to TJX's home office, an increase in costs for retirement and medical benefits, and $2 million related to September 11.

THE TJX COMPANIES, INC.

P. SUBSEQUENT EVENTS

On March 26, 2002, TJX entered into a $350 million five-year, and a $300 million 364-day revolving credit facilities, replacing its $500 million five-year and $250 million 364-day credit facilities. The new credit facilities have substantially the same terms and conditions as the credit facilities they replaced.

      On April 10, 2002, TJX approved a two-for-one stock split to be distributed on May 8, 2002 to shareholders of record on April 25, 2002. The stock split will require retroactive restatement of all historical per share data in the first quarter ending April 27, 2002. Presented below are unaudited pro forma results for diluted earnings per share for income from continuing operations for the three fiscal years ended January 26, 2002 as well as the quarterly results for the last two fiscal years.

                                                  FISCAL YEAR ENDED
                                      -------------------------------------------
DOLLARS IN THOUSANDS                  JANUARY 26,     JANUARY 27,     JANUARY 28,
EXCEPT PER SHARE AMOUNTS                     2002            2001            2000
------------------------              -----------     -----------     -----------
Income from continuing operations     $   540,397     $   538,066     $   526,822
Diluted earnings per share:
     As reported                      $      1.94     $      1.86     $      1.66
     Pro forma (unaudited)            $       .97     $       .93     $       .83

Quarterly unaudited pro forma diluted earnings per share for income from continuing operations:

                        FISCAL YEAR ENDED                     FISCAL YEAR ENDED
                         JANUARY 26, 2002                      JANUARY 27, 2001
                 ------------------------------        -----------------------------
QUARTER          AS REPORTED          PRO FORMA        AS REPORTED         PRO FORMA
-------          -----------          ---------        -----------         ---------
First                $.44               $.22               $.44               $.22
Second               $.40               $.20               $.39               $.19
Third                $.54               $.27               $.56               $.28
Fourth               $.56               $.28               $.48               $.24

The unaudited pro forma impact of the stock split on TJX's balance sheet as of January 26, 2002 would be to increase common stock by $271.5 million with an offsetting reduction to retained earnings.

                                                         THE TJX COMPANIES, INC.

REPORT OF INDEPENDENT ACCOUNTANTS

[PRICEWATERHOUSECOOPERS LOGO]

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF THE TJX COMPANIES, INC.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of The TJX Companies, Inc. and its subsidiaries at January 26, 2002 and January 27, 2001, and the results of their operations and their cash flows for each of the three years in the period ended January 26, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         As discussed in Note D to the consolidated financial statements, during the year ended January 26, 2002, The TJX Companies, Inc. changed its method of accounting for derivative financial instruments to conform to Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended.

February 26, 2002, except as
to Note P which is as of
April 10, 2002.                                   /s/PricewaterhouseCoopers LLP
                                                  ------------------------------
REPORT OF MANAGEMENT

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

/s/Edmond J. English                     /s/Donald G. Campbell
----------------------                   ----------------------
Edmond J. English                        Donald G. Campbell
President and Chief Executive Officer    Executive Vice President - Finance and
                                         Chief Financial Officer
February 26, 2002

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

NET SALES: Our net sales increased 11.8% in fiscal 2002, to $10.71 billion, over net sales of $9.58 billion in fiscal 2001. Net sales in fiscal 2001 increased 8.9% over net sales of $8.80 billion in fiscal 2000. The increase in our net sales for both years is attributable to new stores and an increase in same store sales. We define same store sales to be sales of those stores that were in operation for the entire year in both the current and prior year being compared. Consolidated same store sales increased 3% in fiscal 2002 and 2% in fiscal 2001. The increase in same store sales represented 25% of the total increase in net sales in fiscal 2002 and 23% of the increase in fiscal 2001. Our consolidated store count increased 11.5% in fiscal 2002 over the prior year as compared to a 10.0% increase in fiscal 2001 over fiscal 2000. The sales results for fiscal 2002 were achieved despite a difficult economy and a promotional retail environment. Our value-oriented business has traditionally held up well in more difficult economic and promotional environments. Additionally, the ability of Marmaxx (the combination of T.J. Maxx and Marshalls) to maintain inventory liquidity throughout the year was a key factor in our performance. We finished fiscal 2002 on a strong note with consolidated same store sales increasing 6% in the fourth quarter. In fiscal 2001, particularly at Marmaxx, sales results were adversely affected by unseasonable or severe weather conditions in certain areas of the country. In both years, non-apparel sales gains exceeded the increase in apparel sales. We expect to add a net of 184 stores and have planned a 3% increase in same store sales for fiscal 2003.

         The following table sets forth our consolidated operating results as a percentage of net sales:

                                                                                  FISCAL YEAR ENDED JANUARY
                                                                        -----------------------------------------------
                                                                         2002                 2001                 2000
                                                                        -----                -----                -----
Net sales                                                               100.0%               100.0%               100.0%
                                                                        -----                -----                -----
Cost of sales, including buying and occupancy costs                      75.9                 75.0                 74.8
Selling, general and administrative expenses                             15.7                 15.7                 15.4
Interest expense, net                                                      .2                   .3                   .1
                                                                        -----                -----                -----
Income from continuing operations before income taxes and
     cumulative effect of accounting change                               8.2%                 9.0%                 9.7%
                                                                        =====                =====                =====


COST OF SALES, INCLUDING BUYING AND OCCUPANCY COSTS: Cost of sales, including buying and occupancy costs, as a percentage of net sales were 75.9% in fiscal 2002, 75.0% in fiscal 2001 and 74.8% in fiscal 2000. Almost two-thirds of the increase in this ratio in fiscal 2002 versus fiscal 2001, is due to a reduction in merchandise margin. The reduction in merchandise margin was primarily due to aggressive pricing on some merchandise categories during the third quarter in our rapid response to the fall-off in consumer confidence following the September 11 attacks and increased mark-downs we incurred at our smaller divisions due to inventory liquidity issues experienced at different times during the year. To a lesser extent, an increase in inventory shortage in fiscal 2002 contributed to the reduction in merchandise margin. This expense ratio in fiscal 2002 also increased by twenty basis points due to an increase in distribution costs as a result of our increased investment in our distribution network. The increase in this ratio in fiscal 2001 is primarily due to the slower sales growth in that year, distribution center capacity issues and an increase in our freight costs. Due to our liquid inventory position at all divisions at the end of fiscal 2002, we anticipate a slight improvement in this ratio for the coming year despite our continued investment in our distribution network.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES: Selling, general and administrative expenses as a percentage of net sales were 15.7% in both fiscal 2002 and fiscal 2001, and 15.4% in fiscal 2000. Selling, general and administrative expenses for fiscal 2002 increased approximately ten basis points due to increased costs for medical

                                                         THE TJX COMPANIES, INC.

and retirement benefits. Also, fiscal 2002 includes approximately $4 million of incremental moving and occupancy costs in connection with the expansion of our main office and the consolidation of other office space, and we incurred $2 million of costs in connection with the September 11 attacks, primarily for benefits to the families of our associates lost in the tragedy. Selling, general and administrative expenses for fiscal 2001 include a pre-tax charge of $6.3 million for the estimated cost of closing T.K. Maxx stores operated in the Netherlands. The net effect of these items in each year, along with the beneficial impact of our increasing sales base, results in an expense ratio that is constant from year to year. The increase in this ratio in fiscal 2001 versus fiscal 2000 is due in part to the Netherlands closing costs in fiscal 2001 while fiscal 2000 includes a pre-tax gain of $8.5 million, resulting from the receipt of common stock due to the demutualization of Manulife Financial Corporation. In addition, during fiscal 2001 Marmaxx incurred higher store payroll costs than in the prior year. We anticipate a slight increase in this ratio in the coming year due to further increases in medical and retirement benefit costs, offset in part by savings realized by the elimination of goodwill and tradename amortization (see discussion of SFAS No. 142 in Note A to the consolidated financial statements).

INTEREST EXPENSE, NET: Interest expense, net of interest income, was $25.6 million in fiscal 2002, $22.9 million in fiscal 2001 and $7.3 million in fiscal 2000. Interest income was $15.0 million in fiscal 2002 versus $11.8 million in fiscal 2001 and $13.1 million in fiscal 2000. The increase in net interest expense in fiscal 2002 is primarily due to the zero coupon convertible notes issued in February 2001 (see Note C to the consolidated financial statements) offset in part by reduced short-term borrowing costs. Debt issuance costs of $7.9 million relating to the zero coupon convertible notes were amortized over twelve months due to the note holders' February 2002 put option. The increase in interest income in fiscal 2002 is due to higher cash balances as a result of the proceeds received from the issuance of the zero coupon convertible notes and from strong cash flows from operations during the year. The increase in net interest expense in fiscal 2001 is due to increased short-term borrowing levels over fiscal 2000. We anticipate a slight increase in net interest expense in the coming year due to lower rates of interest earned on our cash balances, offset in part by reduced interest costs associated with the zero coupon convertible notes.

INCOME TAXES: Our effective annual income tax rate was 38.2% in fiscal 2002, 37.8% in fiscal 2001 and 38.3% in fiscal 2000. The lower effective annual tax rate for fiscal 2001, as compared to fiscal 2002 and fiscal 2000, is due primarily to tax benefits recognized in connection with the use of the remaining United Kingdom net operating loss carryforward and tax benefits associated with the closing of the T.K. Maxx stores in the Netherlands. These tax benefits were all recognized in the fourth quarter of fiscal 2001. Based on existing tax laws and our operating plans for fiscal 2003, we anticipate an income tax rate for the coming year slightly below that of fiscal 2002.

INCOME FROM CONTINUING OPERATIONS/NET INCOME: Income from continuing operations was $540.4 million in fiscal 2002, $538.1 million in fiscal 2001, and $526.8 million in fiscal 2000. Income from continuing operations per share was $1.94 in fiscal 2002, versus $1.86 in fiscal 2001 and $1.66 in fiscal 2000. Net income for fiscal 2002 includes an after-tax charge of $40 million, or $.14 per share, due to discontinued operations for contingent lease obligations associated with House2Home, Inc. which was spun-off from TJX in 1989 together with BJ's Wholesale Club. Net income for fiscal 2000 includes a $5.2 million charge, or $.02 per share, for the cumulative effect of the accounting change for layaway sales. Net income, after reflecting the above items, was $500.4 million, or $1.80 per share, in fiscal 2002, $538.1 million, or $1.86 per share, in fiscal 2001 and $521.7 million, or $1.64 per share, in fiscal 2000. The percentage increase in earnings per share in all periods increased more than the related earnings as a result of the impact of our share repurchase program, which we plan to continue in the coming year.

SEGMENT INFORMATION

The following is a discussion of the operating results of our business segments. We consider each of our operating divisions to be a segment. More detailed information about our segments can be found in Note O to the consolidated financial statements.

MARMAXX:

                                                                   FISCAL YEAR ENDED JANUARY
                                                   --------------------------------------------------------
DOLLARS IN MILLIONS                                    2002                    2001                    2000
-------------------                                --------                --------                --------
Net sales                                          $8,863.1                $8,228.5                $7,779.8
Operating income                                   $  893.7                $  858.4                $  849.6
Operating margin                                       10.1%                   10.4%                   10.9%
Percent increase in same store sales                      3%                      2%                      4%
Stores in operation at end of period                  1,269                   1,196                   1,137

THE TJX COMPANIES, INC

Marmaxx had a 3% same store sales increase in fiscal 2002, which met our expectations and was higher than last year's 2% increase. The fiscal 2002 results were aided by a strong fourth quarter in which Marmaxx had a same store sales increase of 6% over the same quarter last year. Marmaxx maintained a liquid inventory position throughout the year, a key factor in this division's success in fiscal 2002. The operating margin for the full year decreased slightly reflecting more modest sales gains in the first half of the year, an aggressive pricing strategy in the third quarter when we rapidly responded to a general fall-off in consumer confidence following the September 11 attacks, and to a lesser extent, an increase in inventory shortage recorded in the fourth quarter. Despite the higher inventory shortage, fourth quarter operating margins increased over the prior year's fourth quarter. The new store openings in fiscal 2002 for both T.J. Maxx and Marshalls performed above expectations and ahead of new store openings in the prior year. Results for fiscal 2001 versus fiscal 2000 include a slightly below planned same store sales increase primarily in those areas of the country that experienced unseasonable or severe weather conditions. These sales results along with increases in store payroll and freight costs are the prime reason for the reduction in Marmaxx's operating margin in fiscal 2001 as compared to fiscal 2000.

         At Marmaxx, we expect to open a net of 75 new stores in fiscal 2003, increasing this chain's store base by 6%.

WINNERS AND HOMESENSE:

                                                                      FISCAL YEAR ENDED JANUARY
                                                               ----------------------------------------
U.S. DOLLARS IN MILLIONS                                         2002             2001             2000
------------------------                                       ------           ------           ------
Net sales                                                      $660.9           $563.3           $466.8
Operating income                                               $ 59.1           $ 71.1           $ 54.9
Operating margin                                                  8.9%            12.6%            11.8%
Percent increase in same store sales (local currency)               6%               8%               8%
Stores in operation at end of period
     Winners                                                      131              117              100
     HomeSense                                                      7             --               --

Winners' same store sales increased by 6% in local currency in fiscal 2002, on top of an 8% increase in the prior year. Operating income decreased 17% in fiscal 2002 from the prior year versus a 29% increase in fiscal 2001 over the prior year. This operating performance in fiscal 2002 is primarily due to Winners' inventory position being above desired levels and the resulting higher markdowns incurred to move to a more liquid inventory position. The growth in Winners' store base and its strong same store sales performance are the primary reasons for the improvement in Winners' operating margin in fiscal 2001 versus fiscal 2000.

         We introduced HomeSense, a HomeGoods-like concept, to Canada by opening 7 stores during fiscal 2002. Sales results were above expectations, and operations, as expected, resulted in a small loss due to start-up costs. The operating results of HomeSense are included with Winners but are not material.

         We expect to open 14 Winners and 8 HomeSense stores in fiscal 2003, increasing our total Canadian store base by 16%.

T.K .MAXX:

                                                                        FISCAL YEAR ENDED JANUARY
                                                               ----------------------------------------
U.S. DOLLARS IN MILLIONS                                         2002             2001             2000
------------------------                                       ------           ------           ------
Net sales                                                      $520.5           $389.1           $298.7
Operating income                                               $ 13.0           $ 10.9           $  6.5
Operating margin                                                  2.5%             2.8%             2.2%
Percent increase in same store sales (local currency)               5%               8%              12%
Stores in operation at end of period                              101               74               54

T.K. Maxx, operating in the United Kingdom and Ireland, recorded a same store sales increase of 5% in local currency in fiscal 2002, on top of an 8% increase in the prior year. The operating income for fiscal 2001 includes costs of closing the Netherlands stores and the operating loss of the stores, all of which totaled $9.6 million. Fiscal 2002 had additional Netherlands closing costs and operating losses totaling $1.2 million. T.K. Maxx's operating income, excluding the effect of the Netherlands, is $14.2 million in fiscal 2002, $20.5 million in fiscal 2001 and $10.1 million in fiscal 2000. The decrease in T.K. Maxx's operating income from the United Kingdom and Ireland stores in fiscal 2002 is primarily due to this division carrying excess inventories through much of the year and reflects the cost of markdowns taken to bring inventory back to desired levels. The growth in T.K. Maxx's operating income from these two countries in fiscal 2001 over fiscal 2000 is primarily due to store base growth and strong same store sales performance.

         We plan to open an additional 25 T.K. Maxx stores in fiscal 2003.

                                                         THE TJX COMPANIES, INC.

HOMEGOODS:

                                                     FISCAL YEAR ENDED JANUARY
                                              ----------------------------------------
DOLLARS IN MILLIONS                             2002             2001             2000
-------------------                           ------           ------           ------
Net sales                                     $507.2           $315.0           $206.8
Operating income                              $  3.7           $  4.7           $  4.6
Operating margin                                 0.7%             1.5%             2.2%
Percent increase in same store sales               7%               3%              13%
Stores in operation at end of period             112               81               51

HomeGoods' same store sales grew 7% in fiscal 2002. Operating income for the year was less than fiscal 2001 primarily due to markdowns taken in the first half of fiscal 2002 as HomeGoods moved to a more liquid inventory position, and to a lesser extent, to an increase in distribution costs. The increase in distribution costs is a result of our investment in HomeGoods' distribution network that came under pressure in fiscal 2001 as a result of HomeGoods' store growth. These distribution capacity issues negatively impacted results for fiscal 2001 versus fiscal 2000.

         During fiscal 2002, HomeGoods opened an 800,000 square foot distribution facility and has plans to add an additional 800,000 square feet when needed. We plan on adding a net of 32 new HomeGoods stores in fiscal 2003.

A.J. WRIGHT:

                                                      FISCAL YEAR ENDED JANUARY
                                              ------------------------------------------
DOLLARS IN MILLIONS                             2002              2001              2000
-------------------                           ------            ------            ------
Net sales                                     $157.3            $ 83.2            $ 43.3
Operating (loss)                              $(11.8)           $(15.0)           $(14.4)
Percent increase in same store sales              18%               19%              N/A
Stores in operation at end of period              45                25                15

A.J. Wright increased its store base by 80% and achieved an 18% increase in same store sales during fiscal 2002 over fiscal 2001, following a 67% increase in store base and a 19% increase in same store sales in fiscal 2001 over the prior year. This chain is still in the development stages and entered new markets in the United States during fiscal 2002. As it is still in the development stages, we expect this chain to incur operating losses for the next several years. We currently plan to add 30 new stores in fiscal 2003.

LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES

Net cash provided by operating activities was $912.4 million in fiscal 2002, $556.8 million in fiscal 2001 and $595.2 million in fiscal 2000. The increase in cash provided by operations in fiscal 2002 over fiscal 2001 is largely due to our liquid inventory position and our policy of buying closer to need. The decrease in cash provided by operations in fiscal 2001 was primarily due to an increase in inventory levels offset, in part, by an increase in accrued expenses. Inventory levels as of January 27, 2001, as compared to the prior year, were higher primarily due to earlier buying for the spring season. Inventories as a percentage of sales were 13.6% in fiscal 2002, 15.2% in fiscal 2001, and 14.0% in fiscal 2000. Working capital was $800.9 million in fiscal 2002, $537.2 million in fiscal 2001 and $532.0 million in fiscal 2000. The increase in working capital in fiscal 2002 over fiscal 2001 is due to an increase in our cash position reflecting the strong cash flows from operations and proceeds from borrowings. Working capital in fiscal 2001, as compared to fiscal 2000, reflects a lower cash position offsetting increases in inventory. The cash flows from operating activities have been reduced by $8.9 million in fiscal 2002, $3.8 million for fiscal 2001 and $27.9 million for fiscal 2000, for cash expenditures charged against the store closing and restructuring reserve, and the discontinued operations reserve as discussed in more detail below.

STORE CLOSING AND RESTRUCTURING RESERVE: Our store closing and restructuring reserve relates primarily to a restructuring plan in connection with our acquisition of Marshalls in November 1995. This reserve, which was initially established at that time and was subsequently adjusted, included the cost of closing 32 T.J. Maxx stores and the cost of closing 70 Marshalls stores and other Marshalls facilities. The T.J. Maxx closing costs were charged to operations while the costs associated with Marshalls were a component of the allocation of the purchase price. This reserve also includes activity relating to the closing of the T.K. Maxx stores in the Netherlands as well as several HomeGoods stores.

THE TJX COMPANIES, INC.

The following is a summary of the activity in the store closing and restructuring reserve for the last three fiscal years:

                                                                     FISCAL YEAR ENDED JANUARY
                                                          ----------------------------------------------
IN THOUSANDS                                                  2002               2001               2000
------------                                              --------           --------           --------
Balance at beginning of year                              $ 16,792           $ 15,731           $ 44,598
     Additions to the reserve                                 --                3,109               --
Reserve adjustments:
     Adjust Marshalls restructuring reserve                   --                 --               (3,000)
     Adjust T.J. Maxx store closing reserve                   --                 --                 (300)
     Adjust T.K. Maxx store closing reserve                   (514)              --                 --
Charges against the reserve:
     Lease related obligations                              (3,941)            (1,922)           (23,734)
     All other charges                                        (206)              --                 --
     Net activity relating to HomeGoods closings              --                 (126)            (1,833)
                                                          --------           --------           --------
Balance at end of year                                    $ 12,131           $ 16,792           $ 15,731
                                                          ========           ========           ========

The remaining balance in the store closing and restructuring reserve as of January 26, 2002 of $12.1 million is primarily for the estimated cost of the future lease obligations of the closed stores. The estimates and assumptions used in developing the remaining reserve requirements are subject to change; however, we believe we have adequate reserves for these obligations. The use of the reserve will reduce operating cash flows in varying amounts over the next ten to fifteen years as the related leases reach their expiration dates or are settled. We believe future spending will not have a material impact on future annual cash flows or our financial condition.

DISCONTINUED OPERATIONS RESERVE: We also have a reserve for future obligations relating to House2Home, Inc., Zayre Stores and Hit or Miss, all of which were previously owned by TJX. The reserves were established at various times, either when the operation was disposed of or subsequent to the disposition, when the operation suffered significant financial distress. These reserves reflect the estimated cost to us of obligations relating to guarantees on certain property leases of these operations.

         On November 7, 2001, House2Home, Inc. filed a voluntary petition for relief under Chapter 11 of the Federal Bankruptcy Code and subsequently announced its intention to liquidate the business. House2Home (formerly known as Waban, Inc. and HomeBase, Inc.) was spun-off by TJX, along with BJ's Wholesale Club in 1989. In 1997, House2Home spun-off BJ's Wholesale Club, Inc. and BJ's Wholesale Club, Inc. agreed to indemnify us for all liabilities relating to the House2Home leases with respect to the period through January 31, 2003, and 50% of such liabilities thereafter. As a result of House2Home's bankruptcy filing, we recorded an estimated after-tax charge of $40 million (net of income taxes of $27 million), or $.14 per share, for the present value of the potential contingent lease obligations associated with up to 41 House2Home locations that we had guaranteed. We assumed a 6.5% interest rate for purposes of calculating the present value of the estimated lease obligations. The charge was recorded in the third quarter ending October 27, 2001 as a loss relating to discontinued operations. If we were liable on all 41 of the leases, the total discounted present value after-tax cost, without reflecting any mitigating factors, would be $64.6 million, net of the indemnification by BJ's Wholesale Club, Inc. versus the $40 million charge we recorded. We expect that the number and cost of the lease obligations for which we may have liability will be reduced by lease terminations, expirations, subletting, assignments, buyouts, lease modifications and other actions. We believe that our reserve appropriately reflects these possible outcomes and that any contingent liability for these leases will not have a material adverse effect on our financial condition, operating results or cash flows.

         On August 20, 2001, Ames Department Stores, Inc. filed a voluntary petition for relief under Chapter 11 of the Federal Bankruptcy Code and is reorganizing. In 1988, we completed the sale of our former Zayre Stores division to Ames. Ames emerged from a prior bankruptcy under a plan of reorganization in 1992. We are obligated on leases for eight properties that reverted back to us in this earlier reorganization. All of these properties have been subleased which mitigates our liability under the leases. The present value of these eight leases, discounted at 6.5% and without mitigation, is approximately $16 million on a pre-tax basis. Under the current reorganization to date, Ames has rejected an additional five leases for which we have or may have liability. The present value of these five leases, discounted at 6.5% and without mitigation, is approximately $12 million on a pre-tax basis. Our reserve balance relating to Ames is approximately $21 million. The reserve balance reflects the subleasing arrangements already in place and assumes mitigating factors will also reduce costs we may incur with respect to the other five leases. In addition to these 13 leases, we believe we are or may be contingently liable on approximately 60 to 90 leases of former Zayre stores, none of which have been rejected by Ames to date. We believe that any additional future liability with

                                                         THE TJX COMPANIES, INC.

respect to these leases will be minimal. We believe that our reserve for discontinued operations is adequate to meet the costs we may incur with respect to the Ames leases and that our contingent liability for these leases will not have a material adverse effect on our financial condition, operating results or cash flows.

         Our contingent obligations with respect to leases of Hit or Miss, which filed for bankruptcy and liquidated, have been substantially resolved.

         The balance in the reserve and the activity for the last three fiscal years is presented below. The addition to the reserve in fiscal 2002 relates to House2Home, Inc. The charges against the reserve during the past three years relate to the lease related obligations of the Zayre and Hit or Miss locations.

                                                  FISCAL YEAR ENDED JANUARY
                                        ----------------------------------------------
IN THOUSANDS                                2002               2001               2000
------------                            --------           --------           --------
Balance at beginning of year            $ 25,512           $ 27,304           $ 29,660
     Additions to the reserve             66,528               --                 --
Charges against the reserve:
     Lease related obligations            (4,090)            (1,621)            (2,150)
     All other                              (666)              (171)              (206)
                                        --------           --------           --------
Balance at end of year                  $ 87,284           $ 25,512           $ 27,304
                                        ========           ========           ========

We believe our current reserve is adequate for costs we may incur relating to the obligations associated with these former operations. Future spending against the discontinued operations reserve will reduce operating cash flows in varying amounts over the next ten to fifteen years, as leases reach termination dates or are settled. Charges against the reserve will likely be higher during the next several years due to House2Home, Inc. related obligations. We believe future spending will not have a material impact on future annual cash flows or our financial condition.

         We are also contingently liable on up to 25 leases of BJ's Wholesale Club, Inc. for which BJ's Wholesale Club, Inc. is primarily liable. We believe that the likelihood of any future liability to us, with respect to these leases, is remote.

INVESTING ACTIVITIES

Our cash flows for investing activities include capital expenditures for the last two years as set forth in the table below:

                                          FISCAL YEAR ENDED JANUARY
                                          -------------------------
IN MILLIONS                                   2002            2001
-----------                                 ------          ------
New stores                                  $143.1          $112.1
Store renovations and improvements           108.6            94.0
Office and distribution centers              197.7            50.9
                                            ------          ------
Capital expenditures                        $449.4          $257.0
                                            ======          ======

We expect that capital expenditures will approximate $485 million for fiscal year 2003. This includes $151 million for new stores, $153 million for store renovations and improvements and $181 million for our office and distribution centers. Our planned rate of new store growth on a consolidated basis is 11% for fiscal 2003. Our rate of store growth, and the related investment in our distribution center network, are the major factors in our increase in planned capital expenditures. The plan also assumes that an increased portion of our distribution center capital needs will be purchased rather than leased. These capital expenditures will be funded by operating cash flows.

         Investing activities include $5.4 million for fiscal 2002 and $23.1 million for fiscal 2001 due to advances we made under a construction loan agreement, in connection with the expansion of our leased home office facility. Investing activities also include proceeds of $9.2 million in fiscal 2001 from the sale of common stock of Manulife Financial Corporation.

FINANCING ACTIVITIES

On February 13, 2001, we issued $517.5 million zero coupon convertible subordinated notes due February 2021 and raised gross proceeds of $347.6 million. The issue price of the notes represents a yield to maturity of 2% per year. The notes are convertible into 8.5 million shares of common stock of TJX if the sale price of our common stock reaches specified thresholds, if the credit rating of the notes is below investment grade, if the notes are called for redemption or if certain specified corporate transactions occur. None of these conditions existed as of January 26, 2002 and thus the shares are excluded from the diluted earnings per share calculations. The holders of the notes have the right to require us to purchase the notes in February 2004, 2007 and 2013. We may pay the purchase price in cash, our stock, or a combination of the two. At the first put date of February 13, 2002, no holders exercised the purchase option. If the holders exercise this option, we expect to fund the payment with cash, financing from our short-term credit facility, new long-term borrowings or a combination thereof. We used the proceeds for our accelerated store roll-out program, investment in our distribution center network, general corporate purposes and our common stock repurchase program.

THE TJX COMPANIES, INC.

         In December 1999, we issued $200 million of 7.45% unsecured notes resulting in net proceeds of $198.1 million. The proceeds were used for general corporate purposes and to support our ongoing stock repurchase program. Financing activities include scheduled principal payments on long-term debt of $73,000 in fiscal 2002, $100.2 million in fiscal 2001 and $695,000 in fiscal 2000.

Our long-term debt and lease commitments as of January 26, 2002 will require cash outflows as follows

                                                 CAPITAL           OPERATING
                           LONG-TERM               LEASE               LEASE
IN THOUSANDS                    DEBT         OBLIGATIONS         COMMITMENTS               TOTAL
------------              ----------          ----------          ----------          ----------
Fiscal Year
2003                      $     --            $    3,726          $  477,679          $  481,405
2004                          15,000               3,726             451,234             469,960
2005                           5,000               3,726             415,572             424,298
2006                          99,953               3,726             372,335             476,014
2007                            --                 3,726             332,016             335,742
Later Years                  552,090              34,123           1,477,248           2,063,461
                          ----------          ----------          ----------          ----------
Total                     $  672,043          $   52,753          $3,526,084          $4,250,880
                          ==========          ==========          ==========          ==========

The payment of the zero coupon convertible notes is included in "later years" and assumes the note holders will not exercise the put option available to them in fiscal 2005. The above cash outflows will be reduced by tax benefits we expect to obtain from lease obligations as they are paid.

         We spent $424.2 million in fiscal 2002, $444.1 million in fiscal 2001 and $604.6 million in fiscal 2000 under our stock repurchase programs. We repurchased and retired 13.2 million shares in fiscal 2002, 22.2 million shares in fiscal 2001 and 23.6 million shares in fiscal 2000. As of January 26, 2002 we have repurchased and retired 32.7 million shares of our common stock at a cost of $805.8 million under the current $1 billion stock repurchase program. We anticipate the continuation of the stock repurchase program and will seek Board approval to purchase additional stock upon completion of our current $1 billion repurchase program.

         We declared quarterly dividends on our common stock of $.045 per share in fiscal 2002, $.04 per share in fiscal 2001 and $.035 per share in fiscal 2000. Cash payments for dividends on our common stock totaled $48.3 million in fiscal 2002, $44.7 million in fiscal 2001 and $42.7 million in fiscal 2000. Financing activities also include proceeds of $65.2 million for fiscal 2002, $26.1 million for fiscal 2001 and $9.3 million for fiscal 2000 from the exercise of employee stock options. These stock option exercises also provided tax benefits of $30.6 million in fiscal 2002, $15.9 million in fiscal 2001 and $11.7 million in fiscal 2000, which are included in cash provided by operating activities.

         On April 10, 2002 our Board of Directors approved a two-for-one stock split to be distributed on May 8, 2002. The stock split will require retroactive restatement of all historical per share data in the first quarter of fiscal 2003. See Note P to the consolidated financial statements for unaudited pro forma information.

         We traditionally have funded our seasonal merchandise requirements through cash generated from operations, short-term bank borrowings and the issuance of short-term commercial paper. As of January 26, 2002 we had a $500 million five-year revolving credit agreement, scheduled to expire in September 2002, and a $250 million 364-day revolving credit agreement scheduled to expire in July 2002. Subsequent to the year ended January 26, 2002, we entered into new agreements for a $350 million five-year revolving credit facility, and a $300 million 364-day revolving credit facility. The new credit facilities have substantially the same terms and conditions as the credit facilities they replaced. The revolving credit facilities are used as backup to our commercial paper program. As of January 26, 2002 there were no outstanding amounts under our credit facilities. The maximum amount of U.S. short-term borrowings outstanding was $39 million during fiscal 2002, $330 million during fiscal 2001 and $108 million during fiscal 2000. There were no short-term borrowings during fiscal 2002 following the issuance of the zero coupon convertible notes. The weighted average interest rate on our U.S. short-term borrowings was 5.32% in fiscal 2002, 6.82% in fiscal 2001 and 6.06% in fiscal 2000. We also have a C$20 million credit line for our Canadian operations, that had been fully utilized during fiscal 2002. The funding requirements for fiscal 2002 of our Canadian operations were largely provided by TJX. The maximum amount outstanding under all our Canadian credit lines in prior years was C$15.2 million during fiscal 2001 and C$19.2 million during fiscal 2000. Interest on this credit line is at the Canadian prime lending rate.

         We believe that our current credit facilities are more than adequate to meet our operating needs. See Notes C and G to the consolidated financial statements for further information regarding our long-term debt, capital stock transactions and available financing sources.

                                                         THE TJX COMPANIES, INC.

CRITICAL ACCOUNTING POLICIES

We have the obligation to evaluate and select applicable accounting policies for TJX. We consider our most critical accounting policies that involve management estimates and judgments to be those relating to inventory valuation, accounting for taxes and to reserves for discontinued operations.

INVENTORY VALUATION: We use the retail method for valuing inventory on a first-in first-out basis. Under the retail method the cost value of inventory and gross margins are determined by calculating a cost-to-retail ratio and applying it to the retail value of inventory. This is an averaging method that is widely used in the retail industry and involves management estimates with regard to such things as markdowns and shrinkage. A significant factor involves the recording and timing of permanent markdowns. Under the retail method permanent markdowns are reflected in the inventory valuation when the price of an item is changed. We believe the retail method results in a more conservative inventory valuation than other accounting methods. In addition, as a normal business practice we have a very specific policy as to when markdowns are to be taken, greatly reducing management estimates. Inventory shortage involves estimating a shrinkage rate for interim periods but is based on a full physical inventory at fiscal year end. Thus, to the extent that actual results are significantly different from the estimated amounts this can cause fluctuations in quarterly results but is not a factor in full year results. Overall, we believe that the retail method coupled with our disciplined permanent markdown policy results in an inventory valuation that is fairly stated.

ACCOUNTING FOR TAXES: We are continuously under audit by United States federal, state, local and foreign tax authorities in the areas of income taxes and the remittance of sales and use taxes. In evaluating the potential exposure associated with various tax filing positions, we accrue charges for possible exposures. Based on annual evaluations of tax positions, we believe we have appropriately filed our tax returns and accrued for possible exposures. To the extent we were to prevail in matters for which accruals have been established or be required to pay amounts in excess of reserves, our effective tax rate in a given financial statement period might be materially impacted. The Company has various state tax examinations in process.

RESERVES FOR DISCONTINUED OPERATIONS: As discussed in Note L to the consolidated financial statements and elsewhere in the management's discussion and analysis, we have reserves established with regard to guarantees on leases relating to operations previously operated by TJX. These are long-term obligations and the estimated cost to us involves numerous estimates and assumptions as to how a particular obligation may ultimately be settled and what mitigating factors, including indemnification, may exist. We develop these assumptions based on past experience and by evaluating the circumstances surrounding each situation and location. Actual results may differ from these estimates but we believe that our current reserve is a reasonable estimate of the most likely outcome and that the reserve is adequate to cover the ultimate cost we will incur.

RECENT ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001, thereby eliminating use of the pooling-of-interests method. Goodwill will no longer be amortized but will be tested for impairment. Additionally, new criteria have been established that determine whether an acquired intangible asset should be recognized separately from goodwill. SFAS No. 142 addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. We are required to implement SFAS No. 142 for our fiscal year beginning January 27, 2002 and will no longer amortize goodwill or the Marshalls tradename, which has an indefinite life, but will periodically test them for impairment. This will increase annual net income by approximately $5 million, or $.02 per share.

         In July 2001, the FASB issued SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets." The provisions of SFAS No. 143 apply to all entities that incur obligations associated with the retirement of tangible long-lived assets. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 and will become effective for TJX commencing in the first quarter of fiscal 2004. This accounting pronouncement is not expected to have a significant impact on our financial position or results of operations.

         In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The objectives of SFAS No. 144 are to address issues relating to the implementation of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and to develop a model for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and will become effective for TJX commencing in the first quarter of fiscal 2003. This accounting pronouncement is not expected to have a significant impact on our financial position or results of operations.

THE TJX COMPANIES, INC.

MARKET RISK

We are exposed to foreign currency exchange rate risk on our investment in our Canadian (Winners, including HomeSense) and European (T.K. Maxx) operations. As more fully described in Notes A and D to the consolidated financial statements, we hedge a significant portion of our net investment, intercompany transactions and certain merchandise purchase commitments in these operations with derivative financial instruments. We utilize currency forward and swap contracts, designed to offset the gains or losses in the underlying exposures. The contracts are executed with creditworthy banks and are denominated in currencies of major industrial countries. We do not enter into derivatives for speculative trading purposes.

FORWARD-LOOKING INFORMATION

Some statements contained in this Annual Report are forward-looking and involve a number of risks and uncertainties. Statements that address activities, events and results that we intend, expect or believe may occur in the future are forward-looking statements. Among the factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements are the following: general economic conditions including effects of terrorist incidents and military actions and consumer demand and consumer preferences; weather patterns in areas where we have concentrations of stores; competitive factors, including pressure from pricing and promotional activities of competitors; the impact of excess retail capacity and the availability of desirable store and distribution center locations on suitable terms; recruiting quality sales associates; the availability, selection and purchasing of attractive merchandise on favorable terms; our ability to effectively manage inventory levels; potential disruptions in supply and duties, tariffs and quotas on imported merchandise, as well as economic and political problems in countries from which merchandise is imported; currency and exchange rate factors in our foreign operations; expansion of our store base, development of new businesses and application of our off-price strategies in foreign countries; our acquisition and divestiture activities; our ultimate liability with respect to leases relating to discontinued operations including indemnification and other factors affecting or mitigating our liability; and other factors that may be described in our filings with the Securities and Exchange Commission. We do not undertake to publicly update or revise our forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

PRICE RANGE OF COMMON STOCK

TJX's common stock is listed on the New York Stock Exchange (Symbol: TJX). The quarterly high and low trading stock prices for fiscal 2002 and fiscal 2001 are as follows:

                      FISCAL 2002                    FISCAL 2001
                ----------------------          ----------------------
QUARTER           HIGH             LOW            HIGH             LOW
-------         ------          ------          ------          ------
First           $33.75          $27.51          $24.56          $13.94
Second          $35.15          $30.41          $22.38          $16.00
Third           $37.00          $29.60          $26.31          $15.81
Fourth          $41.15          $32.50          $31.50          $22.50

The approximate number of common shareholders at January 26, 2002 was 46,700.

TJX declared four quarterly dividends of $.045 per share for fiscal 2002 and $.04 per share for fiscal 2001.

SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

IN THOUSANDS                                          FIRST                SECOND                THIRD               FOURTH
EXCEPT PER SHARE AMOUNTS                            QUARTER               QUARTER              QUARTER              QUARTER
------------------------                        -----------           -----------          -----------          -----------
Fiscal Year Ended January 26, 2002
     Net sales                                  $ 2,270,895           $ 2,487,622          $ 2,741,769          $ 3,208,712
     Gross earnings(1)                              584,279               592,918              681,773              727,106
     Income from continuing operations              123,671               111,908              149,498              155,320
       Diluted earnings per share                       .44                   .40                  .54                  .56
     Net income                                     123,671               111,908              109,498              155,320
       Diluted earnings per share                       .44                   .40                  .40                  .56
Fiscal Year Ended January 27, 2001
     Net sales                                  $ 2,108,116           $ 2,258,174          $ 2,461,411          $ 2,751,305
     Gross earnings(1)                              554,076               555,876              653,663              627,267
     Income from continuing operations              130,580               114,033              158,274              135,179
       Diluted earnings per share                       .44                   .39                  .56                  .48
     Net income                                     130,580               114,033              158,274              135,179
       Diluted earnings per share                       .44                   .39                  .56                  .48

(1) Gross earnings equal net sales less cost of sales, including buying and occupancy costs.