Form 10-K, Exhibit 13
period 2003-01-25
TJX COMPANIES INC /DE/
filed 2003-04-25
CIK 109198

                                                                               .
                                                                               .
                                                                               .
                                                                      Exhibit 13
                             THE TJX COMPANIES, INC.


SELECTED FINANCIAL DATA (CONTINUING OPERATIONS)

                                                                         Fiscal Year Ended January
      Amounts In Thousands                  -----------------------------------------------------------------------------
    Except Per Share Amounts                     2003             2002            2001           2000             1999
    ------------------------                -------------    -------------   -------------   ------------     -----------
Income statement and per share data:
  Net sales                                 $  11,981,207    $  10,708,998   $   9,579,006   $  8,795,347     $ 7,949,101

  Income from continuing operations
    before cumulative effect of
    accounting change                       $     578,388    $     540,397   $     538,066   $    526,822     $   433,202

  Weighted average common
    shares for diluted earnings
    per share calculation                         537,740          556,268         578,392        635,582         669,296

  Diluted earnings per share
    from continuing operations
    before cumulative effect of
    accounting change                       $        1.08    $         .97   $         .93   $        .83     $       .65

  Cash dividends declared per share         $         .12    $         .09   $         .08   $        .07     $       .06

Balance sheet data:
  Cash and cash equivalents                 $     492,330    $     492,776   $     132,535   $    371,759     $   461,244
  Working capital                                 674,195          800,916         537,185        532,017         663,902
  Total assets                                  3,940,489        3,595,743       2,932,283      2,804,963       2,760,127
  Capital expenditures                            396,724          449,444         257,005        238,569         207,742
  Long-term obligations (1)                       693,764          702,379         319,372        319,367         220,344
  Shareholders' equity                          1,409,147        1,340,698       1,218,712      1,119,228       1,220,656

Other financial data:
  After-tax return on average
    shareholders' equity                             42.1%            42.2%           46.0%          45.0%           36.3%
  Total debt as a percentage
    of total capitalization (2)                      33.5%            34.4%           22.7%          27.3%           15.3%

Stores in operation at year-end:
  T.J. Maxx                                           713              687             661            632             604
  Marshalls                                           629              582             535            505             475
  Winners                                             146              131             117            100              87
  T.K. Maxx                                           123              101              74             54              39
  HomeGoods                                           142              112              81             51              35
  A.J. Wright                                          75               45              25             15               6
  HomeSense                                            15                7               -              -               -
                                            -------------    -------------   -------------   ------------     -----------
  Total                                             1,843            1,665           1,493          1,357           1,246
                                            =============    =============   =============   ============     ===========

(1) Includes long-term debt, exclusive of current installments and obligation under capital lease, less portion due within one year.

(2) Total capitalization includes shareholders' equity, short-term debt, long-term debt and capital lease obligation, including current maturities.

                             THE TJX COMPANIES, INC.

CONSOLIDATED STATEMENTS OF INCOME

                                                                                   Fiscal Year Ended
                                                                     ------------------------------------------------
                                                                     JANUARY 25,      January 26,         January 27,
Amounts In Thousands Except Per Share Amounts                           2003             2002                2001
---------------------------------------------                        -----------      -----------         -----------
Net sales                                                            $11,981,207      $10,708,998         $ 9,579,006

Cost of sales, including buying and occupancy costs                    9,079,579        8,122,922           7,188,124
Selling, general and administrative expenses                           1,938,531        1,686,389           1,503,036
Interest expense, net                                                     25,373           25,643              22,904
                                                                     -----------      -----------         -----------

Income from continuing operations before
  provision for income taxes                                             937,724          874,044             864,942
Provision for income taxes                                               359,336          333,647             326,876
                                                                     -----------      -----------         -----------

Income from continuing operations                                        578,388          540,397             538,066
(Loss) from discontinued operations, net of income taxes                       -          (40,000)                  -
                                                                     -----------      -----------         -----------

Net income                                                           $   578,388      $   500,397         $   538,066
                                                                     ===========      ===========         ===========
Basic earnings per share:
  Income from continuing operations                                  $      1.09      $       .98         $       .94
  Net income                                                         $      1.09      $       .91         $       .94
  Weighted average common shares - basic                                 532,241          550,647             574,881

Diluted earnings per share:
  Income from continuing operations                                  $      1.08      $       .97         $       .93
  Net income                                                         $      1.08      $       .90         $       .93
  Weighted average common shares - diluted                               537,740          556,268             578,392

Cash dividends declared per share                                    $       .12      $       .09         $       .08

The accompanying notes are an integral part of the financial statements.

                             THE TJX COMPANIES, INC.

CONSOLIDATED BALANCE SHEETS

                                                                                 JANUARY 25,         January 26,
In Thousands                                                                        2003                2002
------------                                                                     -----------         -----------
Assets
  Current assets:
    Cash and cash equivalents                                                    $   492,330         $   492,776
    Accounts receivable                                                               75,515              69,209
    Merchandise inventories                                                        1,563,450           1,456,976
    Prepaid expenses and other current assets                                        100,284              84,962
    Current deferred income taxes, net                                                 8,961              12,003
                                                                                 -----------         -----------
      Total current assets                                                         2,240,540           2,115,926
                                                                                 -----------         -----------
 Property at cost:
    Land and buildings                                                               230,810             172,016
    Leasehold costs and improvements                                                 970,981             853,733
    Furniture, fixtures and equipment                                              1,409,123           1,210,366
                                                                                 -----------         -----------
                                                                                   2,610,914           2,236,115
    Less accumulated depreciation and amortization                                 1,232,189           1,076,196
                                                                                 -----------         -----------
                                                                                   1,378,725           1,159,919
                                                                                 -----------         -----------
 Property under capital lease, net of accumulated
    amortization of $3,723 and $1,489, respectively                                   28,849              31,083

Other assets                                                                         113,192              83,139
Non-current deferred income taxes, net                                                     -              26,575
Goodwill and tradename, net of amortization                                          179,183             179,101
                                                                                 -----------         -----------
      Total Assets                                                               $ 3,940,489         $ 3,595,743
                                                                                 ===========         ===========
Liabilities
 Current liabilities:
    Current installments of long-term debt                                       $    15,000         $         -
    Obligation under capital lease due within one year                                 1,348               1,244
    Accounts payable                                                                 817,633             761,546
    Accrued expenses and other current liabilities                                   669,732             510,270
    Federal, foreign and state income taxes payable                                   62,632              41,950
                                                                                 -----------         -----------
      Total current liabilities                                                    1,566,345           1,315,010
                                                                                 -----------         -----------

 Other long-term liabilities                                                         229,264             237,656
    Non-current deferred income taxes, net                                            41,969                   -
    Obligation under capital lease, less portion due within one year                  28,988              30,336
    Long-term debt, exclusive of current installments                                664,776             672,043
    Commitments and contingencies                                                          -                   -

Shareholders' Equity
    Common stock, authorized 1,200,000,000 shares, par value $1, issued and outstanding 520,515,041 and 543,075,306
      (post-split) shares, respectively                                              520,515             271,538
    Additional paid-in capital                                                             -                   -
    Accumulated other comprehensive income (loss)                                     (3,164)             (6,755)
    Unearned stock compensation                                                       (7,652)             (4,654)
    Retained earnings                                                                899,448           1,080,569
                                                                                 -----------         -----------
      Total shareholders' equity                                                   1,409,147           1,340,698
                                                                                 -----------         -----------
      Total Liabilities and Shareholders' Equity                                 $ 3,940,489         $ 3,595,743
                                                                                 ===========         ===========

The accompanying notes are an integral part of the financial statements.

                             THE TJX COMPANIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                     Fiscal Year Ended
                                                                     -----------------------------------------------
                                                                     JANUARY 25,      January 26,        January 27,
In Thousands                                                            2003              2002              2001
------------                                                         -----------      -----------        -----------
Cash flows from operating activities:
  Net income                                                         $   578,388      $   500,397        $   538,066
  Adjustments to reconcile net income to net cash
    provided by operating activities:
       Loss from discontinued operations, net of income taxes                  -           40,000                  -
       Depreciation and amortization                                     207,876          204,081            175,781
       Property disposals and impairments                                  8,699            6,832              4,559
       Tax benefit of employee stock options                              11,767           30,644             15,941
       Deferred income tax provision (benefit)                            72,138           35,230            (24,235)
    Changes in assets and liabilities:
       (Increase) in accounts receivable                                  (5,983)          (7,615)            (6,501)
       (Increase) in merchandise inventories                             (85,644)         (13,292)          (232,031)
       (Increase) in prepaid expenses and other current assets           (22,208)          (1,273)           (12,083)
       Increase in accounts payable                                       45,559          120,770             34,158
       Increase in accrued expenses and other liabilities                112,781           16,116             69,726
       Increase (decrease) in income taxes payable                        20,334              (62)              (592)
    Other, net                                                           (35,147)         (19,382)            (6,026)
                                                                     -----------      -----------        -----------
  Net cash provided by operating activities                              908,560          912,446            556,763
                                                                     -----------      -----------        -----------
Cash flows from investing activities:
  Property additions                                                    (396,724)        (449,444)          (257,005)
  Issuance of note receivable                                                  -           (5,527)           (23,100)
  Proceeds from repayments on note receivable                                564              125                  -
  Proceeds from sale of other assets                                           -                -              9,183
                                                                     -----------      -----------        -----------
  Net cash (used in) investing activities                               (396,160)        (454,846)          (270,922)
                                                                     -----------      -----------        -----------
Cash flows from financing activities:
  Proceeds from borrowings of short-term debt, net                             -                -             39,000
  Proceeds from borrowings of long-term debt                                   -          347,579                  -
  Principal payments on long-term debt                                         -              (73)          (100,203)
  Payments on short-term debt, net                                             -          (39,000)                 -
  Payments on capital lease obligation                                    (1,244)            (992)                 -
  Proceeds from sale and issuance of common stock, net                    33,916           65,202             26,101
  Cash payments for repurchase of common stock                          (481,734)        (424,163)          (444,105)
  Cash dividends paid                                                    (60,025)         (48,290)           (44,693)
                                                                     -----------      -----------        -----------
  Net cash (used in) financing activities                               (509,087)         (99,737)          (523,900)
                                                                     -----------      -----------        -----------

  Effect of exchange rate changes on cash                                 (3,759)           2,378             (1,165)
                                                                     -----------      -----------        -----------
  Net (decrease) increase in cash and cash equivalents                      (446)         360,241           (239,224)
  Cash and cash equivalents at beginning of year                         492,776          132,535            371,759
                                                                     -----------      -----------        -----------
  Cash and cash equivalents at end of year                           $   492,330      $   492,776        $   132,535
                                                                     ===========      ===========        ===========

The accompanying notes are an integral part of the financial statements.

                             THE TJX COMPANIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                              Accumulated
                                                     Common      Additional      Other          Unearned
                                                   Stock, Par     Paid-in     Comprehensive       Stock      Retained
In Thousands                                        Value $1      Capital     Income (Loss)   Compensation   Earnings      Total
------------                                      -----------   -----------   -------------   ------------  ----------   ----------
Balance, January 29,2000                          $   299,979   $         -   $      (1,433)  $    (3,739)  $  824,421   $1,119,228
 Comprehensive income:
   Net income                                               -             -               -             -      538,066      538,066
   (Loss) due to foreign currency
      translation adjustments                               -             -         (11,860)            -            -      (11,860)
   Gain on net investment hedge contracts                   -             -          11,547             -            -       11,547
   Minimum pension liability adjustment                     -             -          (1,675)            -            -       (1,675)
   Reclassification of prior unrealized loss
       on securities                                        -             -             133             -            -          133
                                                                                                                         ----------
 Total comprehensive income                                                                                                 536,211
 Cash dividends declared on common stock                    -             -               -             -      (45,266)     (45,266)
 Restricted stock awards granted                           10           197               -          (207)           -            -
 Restricted stock awards forfeited                        (33)         (942)              -           975            -            -
 Amortization of unearned stock compensation                -             -               -         1,420            -        1,420
 Issuance of common stock under stock
    incentive plans and related tax benefits            2,656        39,293               -             -            -       41,949
 Common stock repurchased                             (22,233)      (38,548)              -             -     (374,049)    (434,830)
                                                  -----------   -----------   -------------   -----------   ----------   ----------

Balance, January 27,2001                              280,379             -          (3,288)       (1,551)     943,172    1,218,712
 Comprehensive income:
   Net income                                               -             -               -             -      500,397      500,397
   Cumulative effect of accounting
     change (SFAS No. 133)                                  -             -          (1,572)            -            -       (1,572)
   (Loss) due to foreign currency
     translation adjustments                                -             -          (8,185)            -            -       (8,185)
   Gain on net investment hedge contracts                   -             -           8,190             -            -        8,190
   Minimum pension liability adjustment                     -             -          (2,151)            -            -       (2,151)
   Amounts reclassified from other
     comprehensive income to net income                     -             -             251             -            -          251
                                                                                                                         ----------
 Total comprehensive income                                                                                                 496,930
 Cash dividends declared on common stock                    -             -               -             -      (49,295)     (49,295)
 Restricted stock awards granted                          225         7,137               -        (5,775)           -        1,587
 Amortization of unearned stock compensation                -             -               -         2,672            -        2,672
 Issuance of common stock under stock
    incentive plans and related tax benefits            4,102        90,153               -             -            -       94,255
 Common stock repurchased                             (13,168)      (97,290)              -             -    ( 313,705)    (424,163)
                                                  -----------   -----------   -------------   -----------   ----------   ----------

Balance, January 26,2002                              271,538             -          (6,755)       (4,654)   1,080,569    1,340,698
 Comprehensive income:
   Net income                                               -             -               -             -      578,388      578,388
   Gain due to foreign currency
     translation adjustments                                -             -          23,006             -            -       23,006
   (Loss) on net investment hedge contracts                 -             -         (23,241)            -            -      (23,241)
   Minimum pension liability adjustment                     -             -           3,826             -            -        3,826
                                                                                                                         ----------
 Total comprehensive income                                                                                                 581,979
 Stock split, two-for-one                             269,431             -               -             -     (269,431)           -
 Cash dividends declared on common stock                    -             -               -             -      (63,421)     (63,421)
 Restricted stock awards granted                          325         5,870               -        (6,195)           -            -
 Amortization of unearned stock compensation                -             -               -         3,197            -        3,197
 Issuance of common stock under stock
    incentive plans and related tax benefits            2,505        41,794               -             -            -       44,299
 Common stock repurchased                             (23,284)      (47,664)              -             -     (426,657)    (497,605)
                                                  -----------   -----------   -------------   -----------   ----------   ----------
Balance, January 25,2003                          $   520,515   $         -   $      (3,164)  $    (7,652)  $  899,448   $1,409,147
                                                  ===========   ===========   =============   ===========   ==========   ==========

The accompanying notes are an integral part of the financial statements.

                             THE TJX COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A.   SUMMARY OF ACCOUNTING POLICIES

BASIS OF PRESENTATION: The consolidated financial statements of The TJX Companies, Inc. ("TJX", the "Company" or "We") include the financial statements of all of TJX's subsidiaries, including our foreign subsidiaries, all of which are wholly owned. All of TJX's activities are conducted within TJX or our subsidiaries and are consolidated in these financial statements. All intercompany transactions have been eliminated in consolidation. The notes pertain to continuing operations except where otherwise noted.

FISCAL YEAR: TJX's fiscal year ends on the last Saturday in January. The fiscal years ended January 25, 2003 ("fiscal 2003"), January 26, 2002 and January 27, 2001 each included 52 weeks.

USE OF ESTIMATES: The preparation of the financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent liabilities, at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. TJX considers the more significant accounting policies that involve management estimates and judgments to be those relating to inventory valuation, retirement obligations, accounting for taxes and reserves for discontinued operations. Actual amounts could differ from those estimates.

REVENUE RECOGNITION: TJX records revenue at the time of sale and receipt of merchandise by the customer, net of a reserve for estimated returns. We estimate returns based upon our historical experience. We defer recognition of a layaway sale and its related profit to the accounting period when the customer receives layaway merchandise.

CONSOLIDATED STATEMENTS OF INCOME CLASSIFICATIONS: Cost of sales, including buying and occupancy costs include the cost of merchandise sold; store occupancy costs (including real estate taxes, utility and maintenance costs, and fixed asset depreciation); the costs of operating our distribution centers; payroll, benefits and travel costs directly associated with buying inventory; and systems costs related to the buying and tracking of inventory.

         Selling, general and administrative expenses include store payroll and benefit costs; communication costs; credit and check expenses; advertising; administrative and field management payroll, benefits and travel costs; corporate administrative costs and depreciation; gains and losses on foreign currency exchange contracts and other nonrecurring gains or losses; and all other miscellaneous income and expense items.

CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS: TJX generally considers highly liquid investments with an initial maturity of three months or less to be cash equivalents. Our investments are primarily high-grade commercial paper, institutional money market funds and time deposits with major banks. The fair value of cash equivalents approximates carrying value. During September 1999, we received 693,537 common shares of Manulife Financial Corporation. The shares reflected ownership interest in the demutualized insurer due to policies held by TJX. These securities were recorded at market value upon receipt resulting in an $8.5 million pre-tax gain. During fiscal 2001, we sold all of these shares for $9.2 million and realized a gain of $722,000.

MERCHANDISE INVENTORIES: Inventories are stated at the lower of cost or market. TJX uses the retail method for valuing inventories on the first-in first-out basis. We almost exclusively utilize a permanent markdown strategy and lower the cost value of the inventory that is subject to markdown at the time the retail prices are lowered in our stores.

COMMON STOCK AND EQUITY: TJX's equity transactions consist primarily of the repurchase of our common stock under our stock repurchase program and the issuance of common stock under our stock incentive plan. Under the stock repurchase program we repurchase our common stock on the open market. The par value of the shares repurchased is charged to common stock with the excess of the purchase price over par first charged against any available additional paid-in capital ("APIC") and the balance charged to retained earnings. Virtually all shares are retired when purchased. We have an immaterial number of shares held in treasury which are reflected as a reduction to common stock outstanding.

         Shares issued under our stock incentive plan are issued from authorized but previously unissued shares, and proceeds received are recorded by increasing common stock for the par value of the shares with the excess over par added to APIC. Income tax benefits due to the exercise of stock options are also added to APIC and included with the proceeds received from the option exercise. The income tax benefits are included in cash flows from operating activities in the statements of cash flows. The par value and excess of the fair value over par value of restricted stock awards are also added to common stock and APIC with an offsetting amount recorded in unearned stock compensation. The amount

                             THE TJX COMPANIES, INC.

included in unearned stock compensation is amortized into earnings over the vesting period of the related award. Due to the high volume of repurchases over the past several years we have no remaining balance in APIC.

         TJX has adopted the disclosure-only provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," and continues to apply the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for compensation expense under its stock option plans. TJX grants options at fair market value on the date of the grant, accordingly no compensation expense has been recognized for the stock options issued during fiscal 2003, 2002 or 2001. Compensation expense determined in accordance with SFAS No. 123, net of related income tax effect, amounted to $39.7 million,$27.8 million and $19.2 million for fiscal 2003, 2002 and 2001, respectively. Disclosure as required by SFAS No. 148, as discussed in New Accounting Standards below, is presented in Note E.

INTEREST: TJX's interest expense, net was $25.4 million, $25.6 million and $22.9 million in fiscal 2003, 2002 and 2001, respectively. Interest expense is presented net of interest income of $10.5 million, $15.0 million and $11.8 million in fiscal 2003, 2002 and 2001, respectively. We capitalize interest during the active construction period of major capital projects. Capitalized interest is added to the cost of the related assets. We capitalized interest of $559,000, $222,000 and $311,000 in fiscal 2003, 2002 and 2001, respectively.
Debt discount and related issue expenses are amortized to interest expense over the lives of the related debt issues or to the first date the holders of the debt may request TJX to repurchase such debt.

DEPRECIATION AND AMORTIZATION: For financial reporting purposes, TJX provides for depreciation and amortization of property by the use of the straight-line method over the estimated useful lives of the assets. Buildings are depreciated over 33 years, leasehold costs and improvements are generally amortized over the lease term (typically 10 years) or their estimated useful life, whichever is shorter, and furniture, fixtures and equipment are depreciated over 3 to 10 years. Depreciation and amortization expense for property was $196.4 million for fiscal 2003, $183.1 million for fiscal 2002, and $169.1 million for fiscal
2001. Amortization expense for property held under a capital lease was $2.2 million and $1.5 million in fiscal 2003 and 2002, respectively. Maintenance and repairs are charged to expense as incurred. Significant costs incurred for internally developed software are capitalized and amortized over three to five years. Upon retirement or sale, the cost of disposed assets and the related accumulated depreciation are eliminated and any gain or loss is included in net income. Pre-opening costs are expensed as incurred.

GOODWILL AND TRADENAME: Goodwill is primarily the excess of the purchase price paid over the carrying value of the minority interest acquired in fiscal 1990 in TJX's former 83%-owned subsidiary and represents goodwill associated with the T.J. Maxx chain and is included in the Marmaxx segment at January 25, 2003. In addition, goodwill includes the excess of cost over the estimated fair market value of the net assets of Winners acquired by TJX in fiscal 1991.

         Goodwill, net of amortization, totaled $71.5 million and $71.4 million as of January 25, 2003 and January 26, 2002, respectively, and had been amortized over 40 years on a straight-line basis through January 26, 2002. Annual amortization of goodwill was $2.6 million in fiscal 2002 and 2001. There was no amortization of goodwill in fiscal 2003. Cumulative amortization as of January 25, 2003 and January 26, 2002 was $32.9 million.

         Tradename is the value assigned to the name "Marshalls" as a result of TJX's acquisition of the Marshalls chain in fiscal 1996. The value of the tradename was determined by the discounted present value of assumed after-tax royalty payments, offset by a reduction for its pro-rata share of the total negative goodwill acquired. The final purchase price allocated to the tradename amounted to $128.3 million. The tradename had been amortized over 40 years through January 26, 2002. Annual amortization expense was $3.2 million in fiscal 2002 and 2001. There was no amortization of tradename in fiscal 2003. Cumulative amortization as of January 25, 2003 and January 26, 2002 was $20.6 million.

         The Company acquires other tradenames of manufacturers to have marketing privileges for their products. Such tradenames are included in other assets and are amortized to cost of sales, including buying and occupancy costs over the term of the agreement generally from 7 to 10 years. The Company had $3.2 million and $569,000 in tradenames at January 25, 2003 and January 26, 2002, respectively. Tradenames and the related amortization are included in the related operating segment.

         In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No.142, "Goodwill and Other Intangible Assets." This Statement addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. We implemented SFAS No. 142 during our fiscal year beginning January 27, 2002. As a result of the new standard, we no longer amortize goodwill or the value of the Marshalls tradename which has an indefinite life. No impairments have been recorded on these assets to date.

                            THE TJX COMPANIES, INC.

The following schedule presents pro forma income from continuing operations (unaudited) and pro forma net income (unaudited) presented as if goodwill amortization and tradename amortization had not been included as an expense in the prior periods:

                                                                                           Fiscal Year Ended
                                                                            -----------------------------------------------
                                                                            JANUARY 25,       January 26,       January 27,
In Thousands Except Per Share Amounts                                           2003              2002             2001
-------------------------------------                                       -----------       -----------       -----------
Reported income from continuing operations                                  $   578,388       $   540,397       $   538,066

Add back: Goodwill amortization, net of related tax effects                           -             2,607             2,609
Add back: Tradename amortization, net of related tax effects                          -             1,910             1,910
                                                                            -----------       -----------       -----------
Pro forma income from continuing operations                                 $   578,388       $   544,914       $   542,585
                                                                            ===========       ===========       ===========
Diluted earnings per share:
Reported income from continuing operations                                  $      1.08       $       .97       $       .93
Pro forma income from continuing operations                                 $      1.08       $       .98       $       .94

Reported net income                                                         $   578,388       $   500,397       $   538,066

Add back: Goodwill amortization, net of related tax effects                           -             2,607             2,609
Add back: Tradename amortization, net of related tax effects                          -             1,910             1,910
                                                                            -----------       -----------       -----------
Pro forma net income                                                        $   578,388       $   504,914       $   542,585
                                                                            ===========       ===========       ===========
Diluted earnings per share:
Reported net income                                                         $      1.08       $       .90       $       .93
Pro forma net income                                                        $      1.08       $       .91       $       .94

IMPAIRMENT OF LONG-LIVED ASSETS: TJX periodically reviews the value of its property and intangible assets in relation to the current and expected operating results of the related business segments in order to assess whether there has been a permanent impairment of their carrying values. An impairment exists when the undiscounted cash flow of an asset is less than the carrying cost of that asset. Store by store impairment analysis is performed, at a minimum, on an annual basis. We recorded an impairment loss of $3.1 million in fiscal 2001 as a component of the $6.3 million estimated cost of closing our three T.K. Maxx stores in the Netherlands.

ADVERTISING COSTS: TJX expenses advertising costs as incurred. Advertising expense was $135.3 million,$128.5 million and $121.8 million for fiscal 2003, 2002 and 2001, respectively.

EARNINGS PER SHARE: All earnings per share amounts discussed refer to diluted earnings per share unless otherwise indicated. All historical earnings per share amounts reflect the May 2002 two-for-one stock split.

FOREIGN CURRENCY TRANSLATION AND RELATED HEDGING ACTIVITY: TJX's foreign assets and liabilities are translated at the fiscal year-end exchange rate. Activity of the foreign operations that affect the statements of income and cash flows are translated at the average exchange rates prevailing during the fiscal year. A large portion of the net investments in the foreign operations are hedged with foreign currency forward contracts and swap agreements. The translation adjustments associated with the foreign operations and the related hedging instruments are included in shareholders' equity as a component of accumulated other comprehensive income (loss). Cumulative foreign currency translation adjustments, net of hedging activity, included in shareholders' equity amounted to losses of $3.2 million and $2.9 million as of January 25, 2003 and January 26, 2002, respectively.

         Effective January 28, 2001, TJX implemented SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement, as amended, established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. This Statement requires that an entity recognize all derivatives as either assets or liabilities in the statements of financial position and measure those instruments at fair value. This Statement also requires that companies recognize adjustments to the fair value of derivatives in earnings when they occur, if they do not qualify for hedge accounting. For derivatives that qualify for hedge accounting, changes in the fair value of the derivatives can be recognized currently in earnings, along with an offsetting adjustment against the basis of the underlying hedged item, or can be deferred in accumulated other comprehensive income.

                             THE TJX COMPANIES, INC.

         This Statement affects the accounting for TJX's hedging contracts. As described in Note C, we periodically enter into forward foreign currency exchange contracts to hedge certain merchandise purchase commitments, intercompany balances, including intercompany debt, and net investment in and between foreign subsidiaries. Through January 27, 2001, we applied hedge accounting to these contracts. Upon adoption of SFAS No. 133, we prospectively elected not to apply the hedge accounting rules to our merchandise purchase commitment and intercompany balance (excluding intercompany debt) related contracts, even though these contracts effectively function as an economic hedge of the underlying exposure. Thus, the changes in fair value of the merchandise purchase commitment and intercompany balance (excluding intercompany debt) related contracts are reported in current earnings as a component of selling, general and administrative expenses, with no offset for marking the underlying exposure to fair value. We continue to apply hedge accounting to our net investment hedge contracts, and changes in fair value of these contracts, as well as gains and losses upon settlement, are recorded in accumulated other comprehensive income, offsetting changes in the cumulative foreign translation adjustments of our foreign divisions. We also apply hedge accounting to intercompany debt hedge contracts. If we deem the intercompany debt to be indefinitely invested, the hedge contracts are designated as net investment hedges and accounted for as described above. For all other intercompany debt, the changes in fair value of the related contracts are recorded in the statement of income and offset by marking the underlying item to fair value in the same period. Upon settlement, the realized gains and losses on these contracts are offset by the realized gains and losses of the underlying item in the statement of income.

         At implementation of SFAS No. 133, the fair value of all of TJX's hedge contracts amounted to a net asset of $10.0 million, most of which related to net investment hedge contracts. The carrying value of all hedge contracts before adoption was $12.8 million. We also wrote off a net deferred asset of $1.2 million, related to premiums on existing hedge contracts, and thus recorded a charge to accumulated other comprehensive income for the cumulative effect of an accounting change of $1.6 million effective January 28, 2001.

NEW ACCOUNTING STANDARDS: In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities including store closing activities. The provisions of SFAS No. 146 are effective for exit or disposal activities initiated after December 31, 2002, with early adoption encouraged. Generally the effect of these provisions is to defer the recording of certain store closing costs from the date we commit to close a store to the date the store actually closes. The adoption of SFAS No. 146 will not have a material impact on our financial position or results of operations.

         In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," and provides alternative methods of transition for entities that voluntarily convert to the fair value based method of accounting for stock-based employee compensation and requires amended disclosure presentation for the fiscal year ending January 25, 2003 and all subsequent interim periods. We anticipate that the FASB may issue additional guidance or propose additional changes in this area. While we await additional FASB guidance we are continuing to account for stock-based compensation in accordance with APB Opinion No. 25.

         In November 2002, the FASB issued FASB Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This Interpretation specifies certain disclosures for guarantees issued by an entity and requires recognition and measurement at fair value for certain types of guarantees. We have included the disclosure requirements of the interpretation with regard to guarantees made by TJX in Note L. The recognition and measurement provisions, which we believe will not have a material effect on our financial position or results of operation, are effective for qualifying guarantees issued after December
31, 2002.

RECLASSIFICATIONS: We have reclassified certain amounts in prior years' financial statements for comparative purposes. Major reclassifications include the separate presentation of federal and state income taxes payable on the balance sheets and statements of cash flow and a more detailed presentation of unearned stock compensation within the statements of shareholders' equity.

         None of the reclassifications had any impact on net income, current liabilities or total shareholders' equity as previously reported.

                             THE TJX COMPANIES, INC.

B. LONG-TERM DEBT AND CREDIT LINES

The table below presents long-term debt, exclusive of current installments, as of January 25, 2003 and January 26, 2002. Capital lease obligations are separately presented in Note D.

                                                                                                JANUARY 25,       January 26,
In Thousands                                                                                       2003              2002
------------                                                                                    -----------       -----------
General corporate debt:
  Medium term notes, interest at 5.87% on $15,000 maturing
    October 21, 2003                                                                            $        -        $   15,000
  Medium term notes, interest at 7.97% on $5,000 maturing
    September 20, 2004                                                                               5,000             5,000
  7% unsecured notes, maturing June 15, 2005 (effective interest rate of
    7.02% after reduction of the unamortized debt discount of $33
    and $47 in fiscal 2003 and 2002, respectively)                                                  99,967            99,953
  7.45% unsecured notes, maturing December 15, 2009 (effective interest rate of 7.50% after reduction of unamortized debt discount of
    $439 and $503 in fiscal 2003 and 2002, respectively)                                           199,561           199,497
                                                                                                ----------        ----------
  Total general corporate debt                                                                     304,528           319,450
                                                                                                ----------        ----------
Subordinated debt:
  Zero coupon convertible subordinated notes due February 13, 2021, after reduction of unamortized debt discount of $157,252 and $164,907
    in fiscal 2003 and 2002, respectively                                                          360,248           352,593
                                                                                                ----------        ----------
  Total subordinated debt                                                                          360,248           352,593
                                                                                                ----------        ----------
Long-term debt, exclusive of current installments                                               $  664,776        $  672,043
                                                                                                ==========        ==========

         The aggregate maturities of long-term debt, exclusive of current installments at January 25, 2003 are as follows:

In Thousands                                                                                    Long-Term Debt
------------                                                                                    --------------
Fiscal Year
2005                                                                                              $   365,248
2006                                                                                                   99,967
2007                                                                                                        -
2008                                                                                                        -
Later years                                                                                           199,561
                                                                                                  -----------
Aggregate maturities of long-term debt, exclusive of current installments                         $   664,776
                                                                                                  ===========

The above maturity table assumes that all holders of the zero coupon convertible subordinated notes exercise their put options in fiscal 2005. The note holders also have put options available to them in fiscal 2008 and 2014. If none of the put options are exercised and the notes are not redeemed or converted, the notes will mature in fiscal 2022.

         In February 2001, TJX issued $517.5 million zero coupon convertible subordinated notes due in February 2021 and raised gross proceeds of $347.6 million. The issue price of the notes represents a yield to maturity of 2% per year. Due to provisions of the first put option on February 13, 2002, we amortized the debt discount assuming a 1.5% yield for fiscal 2002. The notes are subordinated to all existing and future senior indebtedness of TJX. The notes are convertible into 16.9 million shares of common stock of TJX if the sale price of our common stock reaches specified thresholds, if the credit rating of the notes is below investment grade, if the notes are called for redemption or if certain specified corporate transactions occur. The holders of the notes have the right to require us to purchase the notes for $369.0 million, $391.7 million and $441.3 million on February 13, 2004, 2007 and 2013, respectively. The repurchase amounts represent original purchase price plus accrued original issue discount. We may pay the purchase price in cash, TJX stock, or a combination of the two. If the holders exercise their put options, we expect to fund the payment with cash, financing from our short-term credit facility, new long-term borrowings or a combination thereof. At the first put date of February
13, 2002, no holder exercised the put option. In addition, if a change in control of TJX occurs on or before February 13, 2007, each holder may require TJX to purchase for cash all or a portion of such holder's notes. We may redeem for cash all, or a portion of, the notes at any time on or after February 13, 2007 for the original purchase price plus accrued original issue discount. We used the proceeds for our accelerated store roll-out program, investment in our distribution center network, our common stock repurchase program and general corporate purposes.

                             THE TJX COMPANIES, INC.

         In December 1999, TJX issued $200 million of 7.45% ten-year notes. The proceeds were used for general corporate purposes, including our ongoing stock repurchase program.

         TJX periodically enters into financial instruments to manage our cost of borrowing. TJX entered into a rate-lock agreement to hedge the underlying treasury rate of the $200 million ten-year notes, prior to their issuance in December 1999. The cost of this agreement has been deferred and is being amortized to interest expense over the term of the notes and results in an effective rate of 7.60% on the debt.

         During fiscal 2003, we entered into a $370 million five-year revolving credit facility and a $320 million 364-day revolving credit facility, replacing similar agreements scheduled to expire during fiscal 2003. On March 24, 2003, the 364-day agreement was renewed and increased to $330 million, with substantially all of the other terms and conditions of the original facility remaining unchanged. Our ability to borrow under the agreements is not limited by our debt rating level. The credit facilities do not require any compensating balances however, TJX must maintain certain leverage and fixed charge coverage ratios. Based on our current financial condition, we believe that the possibility of non-compliance with these covenants is remote. The revolving credit facilities are used as backup to our commercial paper program. As of January 25, 2003, all $690 million of the revolving credit facilities were available for use. Interest is payable on borrowings at rates equal to or less than prime. There were no short-term borrowings during fiscal 2003. The maximum amount of our U.S. short-term borrowings was $39 million and $330 million in fiscal 2002 and 2001, respectively. The weighted average interest rate on our U.S. short-term borrowings was 5.32% and 6.82% in fiscal 2002 and 2001, respectively.

         As of January 25, 2003, TJX had credit lines totaling C$40 million for its Canadian subsidiary. The maximum amount outstanding under our Canadian credit lines was C$19.2 million in fiscal 2003, C$22.6 million in fiscal 2002 and C$15.2 million in fiscal 2001. Subsequent to the end of fiscal 2003, our Canadian credit lines were reduced to C$20 million.

C.   FINANCIAL INSTRUMENTS

Effective January 28, 2001, TJX implemented Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement requires that all derivatives be recorded on the balance sheets at fair value. See Note A for a description of TJX's foreign currency translation and related hedging activity policy.

         TJX periodically enters into forward foreign currency exchange contracts to obtain an economic hedge on firm U.S. dollar and Euro merchandise purchase commitments made by its foreign subsidiaries. These commitments are typically six months or less in duration. The contracts outstanding at January 25, 2003, cover certain commitments for the first and second quarters of fiscal 2004. TJX elected not to apply hedge accounting rules to these contracts and there- fore includes the change in the fair value of these contracts in earnings as a component of selling, general and administrative expenses. The change in the fair value of these contracts resulted in expense of $2.6 million and income of $855,000 in fiscal 2003 and 2002, respectively.

         TJX enters forward foreign currency exchange contracts to obtain an economic hedge on certain foreign intercompany payables, primarily license fees, for which we elected not to apply hedge accounting rules. Such contracts outstanding at January 25, 2003, cover intercompany payables for the first quarter of fiscal 2004. The change in fair value of these contracts resulted in expense of $1 million in fiscal 2003 and income of $167,000 in fiscal 2002 which is reflected in the related periods' earnings as a component of selling, general and administrative expenses.

         TJX also enters into foreign currency forward and swap contracts in both Canadian dollars and British pound sterling and accounts for them as a hedge of the investment in and between our foreign subsidiaries. Foreign exchange gains and losses as well as fair value adjustments on the agreements are recognized in other comprehensive income, thereby offsetting translation adjustments associated with our investment in and between our foreign subsidiaries.

         The change in fair value of the contracts designated as a hedge of the net investment in foreign operations resulted in a loss of $23.2 million that was included in other comprehensive income in fiscal 2003 and a gain of $8.2 million in other comprehensive income in fiscal 2002. The change in the cumulative foreign currency translation adjustment resulted in a gain of $23.0 million and a loss of $8.2 million that was also included as a component of other comprehensive income in fiscal 2003 and 2002, respectively.

         TJX also enters derivative contracts, designated as fair value hedges, to hedge certain foreign intercompany payables, primarily debt and related interest. The net impact of hedging activity related to these intercompany payables resulted in losses of $954,000 and $429,000 in fiscal 2003 and 2002, respectively, which is reflected in earnings as a component of selling, general and administrative expenses.

                            THE TJX COMPANIES, INC.

         Following is a summary of TJX's derivative financial instruments and related fair values, outstanding at January 25, 2003:

                                                                                                   Blended         Fair Value
                                                                                                   Contract           Asset
In Thousands                                                           Pay           Receive         Rate          (Liability)
------------                                                        ---------     -------------    --------        ----------
Fair value hedges:
  Intercompany balances, primarily debt
    and related interest                                             L 19,000     U.S.$  30,024      1.5802      U.S.$    (807)

Net asset hedges:                                                   C$388,962     U.S.$ 247,725      0.6369      U.S.$  (5,664)
                                                                     L 91,000        C$ 225,817      2.4815      U.S.$  (1,567)

Hedge accounting not elected:
  Merchandise purchase commitments
    and intercompany balances, primarily
    license fees                                                    C$ 94,696     U.S.$  60,259      0.6363      U.S.$  (1,945)
                                                                     L 10,331     U.S.$  15,910      1.5400      U.S.$    (916)
                                                                     L  8,087     Euros  12,360      1.5284      U.S.$     187
                                                                                                                     ---------
Net fair value (liability)                                                                                       U.S.$ (10,712)
                                                                                                                     =========

The fair value of the derivatives is classified as assets or liabilities, current or non-current, based upon valuation results and settlement dates of the individual contracts. Following are the balance sheet classifications of the fair value of our derivatives:

                                                                                                 JANUARY 25,      January 26,
In Thousands                                                                                        2003             2002
------------                                                                                     -----------      -----------
Current assets                                                                                   $       197      $     9,493
Non-current assets                                                                                       415            2,865

Current (liabilities)                                                                                 (3,871)             (92)
Non-current (liabilities)                                                                             (7,453)             (34)
                                                                                                 -----------      -----------
Net fair value (liability) asset                                                                 $   (10,712)     $    12,232
                                                                                                 ===========      ===========

TJX's forward foreign currency exchange and swap contracts require us to make payments of certain foreign currencies for receipt of U.S. dollars, Canadian dollars or Euros. All of these contracts except the net asset hedges mature during fiscal 2004. The British pound net asset hedge matures during fiscal 2009; the Canadian dollar net asset hedges have maturities from fiscal 2004 to fiscal 2010.

         The counterparties to the forward exchange contracts and swap agreements are major international financial institutions and the contracts contain rights of offset, which minimize our exposure to credit loss in the event of nonperformance by one of the counterparties. We do not require counterparties to maintain collateral for these contracts. We periodically monitor our position and the credit ratings of the counterparties and do not anticipate losses resulting from the nonperformance of these institutions.

         The fair value of our general corporate debt, including current installments, is estimated using discounted cash flow analysis based upon our current incremental borrowing rates for similar types of borrowing arrangements. The fair value of our zero coupon convertible subordinated notes is estimated by obtaining market quotes. The fair value of general corporate debt, including current installments, at January 25, 2003 is $363.9 million versus a carrying value of $319.5 million. The fair value of the zero coupon convertible subordinated notes is $423.7 million versus a carrying value of $360.2 million. These estimates do not necessarily reflect certain provisions or restrictions in the various debt agreements which might affect our ability to settle these obligations.

D. COMMITMENTS

TJX is committed under long-term leases related to its continuing operations for the rental of real estate and fixtures and equipment. Most of our leases are store operating leases with a ten-year initial term and options to extend for one or more five-year periods. Certain Marshalls leases, acquired in fiscal 1996, had remaining terms ranging up to twenty five years. Leases for T.K. Maxx are generally for fifteen to twenty-five years with ten-year kick-out options. Many of the leases contain escalation clauses and early termination penalties. In addition, we are generally required to pay insurance, real estate taxes and other operating expenses including, in some cases, rentals based on a percentage of sales.

                            THE TJX COMPANIES, INC.

         Following is a schedule of future minimum lease payments for continuing operations as of January 25, 2003:

                                                              Capital         Operating
In Thousands                                                   Lease            Leases
------------                                                  -------         ----------
Fiscal Year
2004                                                          $ 3,726         $  536,860
2005                                                            3,726            514,755
2006                                                            3,726            469,822
2007                                                            3,726            425,937
2008                                                            3,726            381,383
Later years                                                    30,397          1,625,522
                                                              -------         ----------
Total future minimum lease payments                            49,027         $3,954,279
Less amount representing interest                              18,691         ==========
                                                              -------
Net present value of minimum capital lease payments           $30,336
                                                              =======

The capital lease commitment relates to a 283,000-square-foot addition to TJX's home office facility. Rental payments commenced June 1, 2001, and we recognized a capital lease asset and related obligation equal to the present value of the lease payments of $32.6 million.

         Rental expense under operating leases for continuing operations amounted to $524.7 million, $446.6 million and $390.6 million for fiscal
2003, 2002 and 2001, respectively. Rental expense includes contingent rent and is reported net of sublease income. Contingent rent was $8.2 million, $6.8 million and $7.0 million in fiscal 2003, 2002 and 2001, respectively; and sublease income was $3.2 million, $3.7 million and $4.2 million in fiscal 2003, 2002 and 2001, respectively. The total net present value of TJX's minimum operating lease obligations approximates $2,947.0 million as of January 25, 2003, including a current portion of $348.5 million.

         TJX had outstanding letters of credit totaling $44.6 million as of January 25, 2003 and $23.9 million as of January 26, 2002. Letters of credit are issued by TJX primarily for the purchase of inventory.

E. STOCK COMPENSATION PLANS

In the following note, all references to historical awards, outstanding awards and availability of shares for future grants under TJX's Stock Incentive Plan and related prices per share have been restated, for comparability purposes, to reflect the two-for-one stock split distributed in May 2002.

         TJX has a stock incentive plan under which options and other stock awards may be granted to its directors, officers and key employees. This plan has been approved by TJX's shareholders and all stock compensation awards are made under this plan. The Stock Incentive Plan, as amended with shareholder approval, provides for the issuance of up to 109.3 million shares with 21.0 million shares available for future grants as of January 25, 2003. In June 2001, shareholders approved an amendment to the Stock Incentive Plan to permit grants to directors and the Board terminated the former Directors' Stock Option Plan.

         Under the Stock Incentive Plan, TJX has granted options for the purchase of common stock, generally within ten years from the grant date at option prices of 100% of market price on the grant date. Most options outstanding vest over a three-year period starting one year after the grant, and are exercisable in their entirety three years after the grant date. Outstanding options granted to directors become fully exercisable one year after the date of grant.

         A summary of the status of TJX's stock options and related Weighted Average Exercise Prices ("WAEP") is presented below (shares in thousands):

                                                                                Fiscal Year Ended
                                                     ---------------------------------------------------------------------
                                                     JANUARY 25, 2003        January 26, 2002         January 27, 2001
                                                     SHARES       WAEP      Shares         WAEP     Shares           WAEP
                                                     -------     ------     ------        ------    ------          ------
Outstanding at beginning of year                      29,624     $13.10     28,073        $ 9.84     23,664         $ 8.53
Granted                                               11,395      19.85     10,743         17.48     10,356          10.37
Exercised                                             (2,970)     10.94     (8,432)         7.97     (5,449)          4.92
Forfeitures                                             (853)     15.85       (760)        12.27       (498)         12.29
                                                      -----------------     ------        ------     ------         ------
Outstanding at end of year                            37,196      15.28     29,624         13.10     28,073           9.84
                                                      ------     ------     ------        ------     ------         ------
Options exercisable at end of year                    16,265     $12.12     11,594        $10.20     11,760         $ 7.99
                                                      ======     ======     ======        ======     ======         ======

TJX realizes an income tax benefit from restricted stock vesting and the exercise of stock options, which results in a decrease in current income taxes payable and an increase in additional paid-in capital. Such benefits amounted to $11.8 million, $30.6 million and $15.9 million for fiscal 2003, 2002 and 2001, respectively.

                            THE TJX COMPANIES, INC.

         TJX has adopted the disclosure-only provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, " Accounting for Stock-Based Compensation," and continues to apply the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees, "in accounting for compensation expense under its stock option plans. We grant options at fair market value on the date of the grant; accordingly, no compensation expense has been recognized for the stock options issued during fiscal 2003, 2002 or 2001. Compensation expense determined in accordance with SFAS No. 123, net of related income tax effect, would have amounted to $39.7 million, $27.8 million and $19.2 million for fiscal 2003, 2002 and 2001, respectively.

         Presented below are the unaudited pro forma income from continuing operations, net income and related earnings per share showing the effect that stock compensation expenses, determined in accordance with SFAS No. 123, would have on reported results.

                                                                        Fiscal Year Ended
                                                        --------------------------------------------------
                                                        JANUARY 25,         January 26,        January 27,
In Thousands Except Per Share Amounts                      2003                2002               2001
-------------------------------------                   -----------         -----------        -----------
Income from continuing operations, as reported           $578,388            $540,397           $538,066

Add: Stock-based employee compensation expense
  included in reported income from continuing
  operations, net of related tax effects                    1,973               1,651                883

Deduct: Total stock-based employee compensation
  expense determined under fair value based method
  for all awards, net of related tax effects              (41,699)            (29,450)           (20,112)
                                                         --------            --------           --------
Pro forma income from continuing operations              $538,662            $512,598           $518,837
                                                         ========            ========           ========
Earnings per share:
   Basic - as reported                                   $   1.09            $    .98           $    .94
   Basic - pro forma                                     $   1.01            $    .93           $    .90

   Diluted - as reported                                 $   1.08            $    .97           $    .93
   Diluted - pro forma                                   $   1.00            $    .92           $    .90

Net income, as reported                                  $578,388            $500,397           $538,066

Add: Stock-based employee compensation expense
  included in reported net income, net of related
  tax effects                                               1,973               1,651                883

Deduct: Total stock-based employee compensation
  expense determined under fair value based method
  for all awards, net of related tax effects              (41,699)            (29,450)           (20,112)
                                                         --------            --------           --------
Pro forma net income                                     $538,662            $472,598           $518,837
                                                         ========            ========           ========
Earnings per share:
   Basic - as reported                                   $   1.09            $    .91           $    .94
   Basic - pro forma                                     $   1.01            $    .86           $    .90

   Diluted - as reported                                 $   1.08            $    .90           $    .93
   Diluted - pro forma                                   $   1.00            $    .85           $    .90

For purposes of applying the provisions of SFAS No. 123 for the pro forma calculations, the fair value of each option granted during fiscal 2003, 2002 and 2001 is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield of .5% in fiscal 2003 and 2002, and 1% in fiscal 2001; expected volatility of 44%, 46% and 48% in fiscal 2003, 2002 and 2001, respectively; a risk-free interest rate of 3.5% in fiscal 2003, 5.0% in fiscal 2002 and 5.2% in fiscal 2001; and expected holding period of six years in all fiscal periods. The weighted average fair value of options granted during fiscal 2003, 2002 and 2001 was $8.93, $8.46 and $5.04 per share, respectively.

                            THE TJX COMPANIES, INC.

        The following table summarizes information about stock options outstanding as of January 25, 2003 (shares in thousands):

                                               Options Outstanding               Options Exercisable
                                       ------------------------------------      ---------------------
                                                    Weighted       Weighted                   Weighted
                                                     Average        Average                    Average
                                                    Remaining      Exercise                   Exercise
Range of Exercise Prices               Shares     Contract Life     Price        Shares        Price
------------------------               ------     -------------    --------      ------       --------
$   1.6094 - $   3.1563                   547       1.9 years      $   2.30         547       $   2.30
$   3.1564 - $   5.3438                 1,508       3.9 years          5.01       1,508           5.01
$   5.3439 - $   7.2344                   803       4.6 years          7.22         803           7.22
$   7.2345 - $  10.8750                 8,620       7.2 years         10.47       5,623          10.52
$  10.8751 - $  15.2500                 4,439       6.6 years         14.62       4,439          14.62
$  15.2501 - $  19.8500                21,279       9.1 years         18.73       3,345          17.48
                                       ------                                    ------
        Total                          37,196       8.0 years      $  15.28      16,265       $  12.12
                                       ======                                    ======

We modified option grants of our associates lost in the tragedy of September
11, 2001. Unvested awards were vested, and the families were allowed to realize the full economic benefit of the original grants and we provided other benefits to the families. During fiscal 2002, we recorded additional compensation expense related to these option modifications and benefits. We do not typically modify awards after the date of grant.

         TJX has also issued restricted stock and performance-based stock awards under the Stock Incentive Plan. Restricted stock awards are issued at par value, or at no cost, and have restrictions that generally lapse over three to four years from date of grant. Performance-based shares have restrictions that generally lapse over one to four years when and if specified criteria are met. The market value in excess of cost is charged to income ratably over the period during which these awards vest. Such pre-tax charges amounted to $3.2 million, $2.7 million and $1.4 million in fiscal 2003, 2002 and 2001, respectively. The market value of the awards is determined at date of grant for restricted stock awards, and at the date shares are earned for performance-based awards.

         A combined total of 325,000 shares,450,000 shares and 20,000 shares for restricted and performance-based awards were issued in fiscal 2003, 2002 and 2001, respectively. There were 66,000 shares forfeited during fiscal 2001; no shares were forfeited during fiscal 2003 or 2002. The weighted average market value per share of these stock awards at grant date was $19.85, $15.00 and $10.38 for fiscal 2003, 2002 and 2001, respectively.

         TJX maintained a separate deferred stock compensation plan for its outside directors under which deferred share awards valued at $10,000 each were issued annually to outside directors. During fiscal 2003, the Board merged this deferred stock compensation plan into the Stock Incentive Plan, and all deferred shares earned will be issued pursuant to the Stock Incentive Plan. Beginning in June 2003, the annual deferred share award granted to each outside director will be valued at $30,000. As of the end of fiscal 2003, a total of 45,793 deferred shares had been granted under the plan. Actual shares will be issued at termination of service or a change of control. Prior to merging the deferred stock award plan into the Stock Incentive Plan, TJX planned to issue actual shares from shares held in treasury. Currently we have 175,276 shares held in treasury.

F. CAPITAL STOCK AND EARNINGS PER SHARE

Capital Stock: TJX distributed a two-for-one stock split, effected in the form of a 100% stock dividend, on May 8, 2002 to shareholders of record on April
25, 2002, which resulted in the issuance of 269.4 million shares of common stock and a corresponding decrease of $269.4 million in retained earnings. All historical earnings per share amounts and reference to common stock activity in the notes have been restated to reflect the two-for-one stock split.

         During fiscal 2003, we completed our $1 billion stock repurchase program begun in fiscal 2001 and initiated another multi-year $1 billion stock repurchase program. We had cash expenditures under all of our repurchase programs of $481.7 million, $424.2 million and $444.1 million in fiscal 2003, 2002 and 2001, respectively, funded primarily by cash generated from operations. The total common shares repurchased amounted to 25.9 million shares in fiscal 2003, 26.3 million shares in fiscal 2002 and 44.5 million shares in fiscal 2001. As of January 25, 2003, we had repurchased 16.1 million shares of our common stock at a cost of $303.4 million under the current $1 billion stock repurchase program. All shares repurchased have been retired except 87,638 shares purchased in fiscal 2003 and held in treasury.

         TJX has authorization to issue up to 5 million shares of preferred stock, par value $1. There was no preferred stock issued or outstanding at January 25, 2003.

                            THE TJX COMPANIES, INC.

         Earnings Per Share: The following schedule presents the calculation of basic and diluted earnings per share for income from continuing operations:

                                                                        Fiscal Year Ended
                                                              ----------------------------------------
                                                              JANUARY 25,   January 26,    January 27,
Amounts In Thousands Except Per Share Amounts                    2003          2002           2001
---------------------------------------------                 -----------   -----------    -----------
Basic earnings per share:
  Income from continuing operations                           $   578,388   $   540,397    $   538,066
                                                              -----------   -----------    -----------

  Weighted average common stock outstanding
    for basic earnings per share calculation                      532,241       550,647        574,881
  Basic earnings per share                                    $      1.09   $       .98    $       .94

Diluted earnings per share:
  Income from continuing operations                           $   578,388   $   540,397    $   538,066
                                                              -----------   -----------    -----------

  Weighted average common stock outstanding
    for basic earnings per share calculation                      532,241       550,647        574,881
  Assumed exercise of stock options and awards                      5,499         5,621          3,511
                                                              -----------   -----------    -----------

  Weighted average common shares for diluted
    earnings per share calculation                                537,740       556,268        578,392
                                                              -----------   -----------    -----------
  Diluted earnings per share                                  $      1.08   $       .97    $       .93

The weighted average common shares for the diluted earnings per share calculation exclude the incremental effect related to outstanding stock options, the exercise price of which is in excess of the related fiscal year's average price of TJX's common stock. Such options are excluded because they would have an antidilutive effect. These options amounted to 11.2 million as of January 25, 2003, 10.6 million as of January 26, 2002 and 9.2 million as of January 27, 2001. The 16.9 million shares issuable upon conversion of the zero coupon convertible debt were also excluded from the diluted earnings per share calculation because criteria for conversion had not been met during the fiscal years presented.

G. INCOME TAXES

The provision for income taxes includes the following:

                                                          Fiscal Year Ended
                                             ----------------------------------------------
                                             JANUARY 25,        January 26,     January 27,
  In Thousands                                  2003               2002            2001
  ------------                               -----------        -----------     -----------
Current:
  Federal                                    $   218,857        $   236,070     $   272,075
  State                                           47,894             44,228          51,217
  Foreign                                         20,758             18,119          27,819

Deferred:
  Federal                                         57,125             28,133         (22,359)
  State                                            5,558              4,071          (2,269)
  Foreign                                          9,144              3,026             393
                                             -----------        -----------     -----------
Provision for income taxes                   $   359,336        $   333,647     $   326,876
                                             ===========        ===========     ===========

In addition to the above provision, in fiscal 2002 TJX also recorded deferred income tax benefits of $26.5 million as a component of a $40 million after-tax charge relating to discontinued operations.

                            THE TJX COMPANIES, INC.

         TJX had a net deferred tax (liability) asset as follows:

                                                                 JANUARY 25,    January 26,
In Thousands                                                        2003           2002
------------                                                     -----------    -----------
Deferred tax assets:
   Foreign net operating loss carryforward                       $    13,108    $    14,546
   Reserve for discontinued operations                                21,617         35,277
   Reserve for closed store and restructuring costs                    4,712          5,824
   Pension, postretirement and employee benefits                      31,001         34,493
   Leases                                                             22,591         21,076
   Other                                                              37,307         29,591
                                                                 -----------    -----------
     Total deferred tax assets                                       130,336        140,807
                                                                 ===========    ===========

Deferred tax liabilities:
   Property, plant and equipment                                      62,189         21,143
   Safe harbor leases                                                 12,683         13,395
   Tradename                                                          42,873         42,873
   Undistributed foreign earnings                                     12,809              -
   Other                                                              32,790         24,818
                                                                 -----------    -----------
     Total deferred tax liabilities                                  163,344        102,229
                                                                 -----------    -----------
Net deferred tax (liability) asset                               $   (33,008)   $    38,578
                                                                 ===========    ===========

The fiscal 2003 total net deferred tax liability is presented on the balance sheet as a current asset of $9.0 million and a non-current liability of $42.0 million. For fiscal 2002, the net deferred tax asset is presented on the balance sheet as a current asset of $12.0 million and a non-current asset of $26.6 million. TJX has provided for deferred U.S. taxes on all undistributed Canadian earnings. All earnings of TJX's other foreign subsidiaries are indefinitely reinvested and no deferred taxes have been provided for on those earnings.

         TJX has a United Kingdom operating loss carryforward of approximately $43.7 million that may be applied against future taxable income in the U.K., all of which has been recognized for financial reporting purposes. The U.K. net operating loss does not expire under current tax law. In fiscal 2003 TJX utilized a Puerto Rico net operating loss carry-forward of approximately $1 million which was acquired in the Marshalls acquisition. No Puerto Rico net operating loss carryforward exists as of January 25, 2003.

         TJX's worldwide effective income tax rate was 38.3% for fiscal 2003, 38.2% for fiscal 2002, and 37.8% for fiscal 2001. The difference between the U.S. federal statutory income tax rate and TJX's worldwide effective income tax rate is reconciled below:

                                                                            Fiscal Year Ended
                                                                 -----------------------------------------
                                                                 JANUARY 25,    January 26,    January 27,
                                                                    2003           2002           2001
                                                                    ----           ----           ----
U.S. federal statutory income tax rate                              35.0%          35.0%          35.0%
Effective state income tax rate                                      4.1            3.8            4.0
Impact of foreign operations                                         (.3)           (.4)          (1.0)
All other                                                            (.5)           (.2)           (.2)
                                                                    ----           ----           ----
Worldwide effective income tax rate                                 38.3%          38.2%          37.8%
                                                                    ====           ====           ====

The additional benefit reflected in "all other" in fiscal 2003 is due to the favorable effect of the tax benefit for payment of executive retirement benefits in exchange for the termination of split-dollar arrangements described in Note H.

H. PENSION PLANS AND OTHER RETIREMENT BENEFITS

PENSION: TJX has a funded defined benefit retirement plan covering the majority of its full-time U.S. employees. Employees who have attained twenty-one years of age and have completed one year of service are covered under the plan. No employee contributions are required and benefits are based on compensation earned in each year of service. We also have an unfunded supplemental retirement plan which covers key employees of the Company and provides additional retirement benefits based on average compensation. Our funded defined benefit retirement plan assets are invested primarily in stock and bonds of U.S. corporations, excluding TJX, as well as various investment funds.

                            THE TJX COMPANIES, INC.

Presented below is financial information relating to TJX's funded defined benefit retirement plan (Funded Plan) and its unfunded supplemental pension plan (Unfunded Plan) for the fiscal years indicated:

                                                                 Funded Plan                 Unfunded Plan
                                                              Fiscal Year Ended            Fiscal Year Ended
                                                          -------------------------    --------------------------
                                                          JANUARY 25,   January 26,    JANUARY 25,    January 26,
Dollars In Thousands                                         2003          2002           2003           2002
--------------------                                      -----------   -----------    -----------    -----------
Change in benefit obligation:
  Benefit obligation at beginning of year                 $   186,212   $   153,563    $    32,778    $    23,798
    Service cost                                               17,224        13,242          1,153            903
    Interest cost                                              13,053        11,349          2,345          1,865
    Amendments                                                    218             -            393              -
    Actuarial losses                                           21,079        14,483          3,933          7,982
    Benefits paid                                              (5,862)       (5,792)        (1,896)        (1,770)
    Expenses paid                                              (1,027)         (633)             -              -
                                                          -----------   -----------    -----------    -----------
  Benefit obligation at end of year                       $   230,897   $   186,212    $    38,706    $    32,778
                                                          ===========   ===========    ===========    ===========

Change in plan assets:
  Fair value of plan assets at beginning of year          $   180,561   $   149,942    $         -    $         -
    Actual return on plan assets                              (14,753)       (9,805)             -              -
    Employer contribution                                      58,000        46,849          1,896          1,770
    Benefits paid                                              (5,862)       (5,792)        (1,896)        (1,770)
    Expenses paid                                              (1,027)         (633)             -              -
                                                          -----------   -----------    -----------    -----------
  Fair value of plan assets at end of year                $   216,919   $   180,561    $         -    $         -
                                                          ===========   ===========    ===========    ===========

Reconciliation of funded status:
  Benefit obligation at end of year                       $   230,897   $   186,212    $    38,706    $    32,778
  Fair value of plan assets at end of year                    216,919       180,561              -              -
                                                          -----------   -----------    -----------    -----------
  Funded status - excess obligations                           13,978         5,651         38,706         32,778
  Unrecognized transition obligation                                -             -            223            298
  Unrecognized prior service cost                                 351           190            180           (298)
  Unrecognized actuarial losses                                89,768        43,562         12,206          9,460
                                                          -----------   -----------    -----------    -----------
  Net (asset) liability recognized                        $   (76,141)  $   (38,101)   $    26,097    $    23,318
                                                          ===========   ===========    ===========    ===========

Amount recognized in the statements of
  financial position consists of:
  Net (asset) accrued liability                           $   (76,141)  $   (38,101)   $    24,944    $    18,008
  Intangible asset                                                  -             -          1,153          1,484
  Reduction to accumulated other
     comprehensive income                                           -             -              -          3,826
                                                          -----------   -----------    -----------    -----------
  Net (asset) liability recognized                        $   (76,141)  $   (38,101)   $    26,097    $    23,318
                                                          ===========   ===========    ===========    ===========

Weighted average assumptions:
  Discount rate                                                  6.50%         7.00%          5.85%          6.35%
  Expected return on plan assets                                 8.00%         9.00%           N/A            N/A
  Rate of compensation increase                                  4.00%         4.00%          6.00%          6.00%

The accumulated benefit obligation ("ABO") of TJX's funded defined benefit plan was $215.9 million as of January 25, 2003 and $175.9 million as of January 26, 2002. The ABO of TJX's unfunded supplemental retirement plan was $26.1 million as of January 25, 2003 and $23.3 million as of January 26, 2002.

         The net asset attributable to the funded plan is reflected on the balance sheets as a non-current asset of $49.4 million as of January 25, 2003 and $21.1 million as of January 26, 2002. The balance of the net asset in each year is included in current assets. The net accrued liability attributable to TJX's unfunded supplemental retirement plan is included in other long-term liabilities on the balance sheets. We made aggregate cash contributions of $59.9 million and $48.6 million for fiscal 2003 and 2002, respectively, to the non-contributory defined benefit retirement plan and to fund current benefit and expense payments under the unfunded supplemental retirement plan.

                            THE TJX COMPANIES, INC.

         Following are the components of net periodic benefit cost for our pension plans:

                                                             Funded Plan                             Unfunded Plan
                                                          Fiscal Year Ended                        Fiscal Year Ended
                                               ----------------------------------------  --------------------------------------
                                               JANUARY 25,   January 26,    January 27,  JANUARY 25,  January 26,   January 27,
In Thousands                                      2003          2002           2001         2003         2002          2001
------------                                   -----------   -----------    -----------  -----------  -----------   -----------
Service cost                                   $   17,224    $  13,242      $  10,040     $  1,153     $     903    $     694
Interest cost                                      13,053       11,349          9,915        2,345         1,865        1,645
Expected return on plan assets                    (14,085)     (13,274)       (12,783)           -             -            -
Amortization of transition obligation                   -            -              -           75            75           75
Amortization of prior service cost                     58           30            (33)         245           197          197
Recognized actuarial (gains) losses                 3,711            -         (1,357)       5,013         1,926          272
                                               ----------    ---------      ---------     --------     ---------    ---------
Net periodic pension cost                      $   19,961    $  11,347      $   5,782     $  8,831     $   4,966    $   2,883
                                               ==========    =========      =========     ========     =========    =========

Net pension expense for fiscal 2003 and fiscal 2002 reflects an increase in service cost due to a reduction in the discount rate and an increase in the amortization of actuarial losses. Net pension expense for both years also reflects increased service cost attributable to the change in assumption regarding mortality effective at the beginning of fiscal 2002. The increase in cost due to the recognized actuarial (gains) losses is the result of accumulated losses due to a reduction in the discount rate, lower than expected asset performance and a change in the mortality assumption.

         The unrecognized gains and losses in excess of 10% of the projected benefit obligation are amortized over the average remaining service life of participants. In addition, for the unfunded plan, unrecognized actuarial gains and losses that exceed 30% of the projected benefit obligation are fully recognized in net pension expense.

         During fiscal 2001 and 2000, the Company entered into separate arrangements with two executives whereby the Company agreed to fund life insurance policies on a so-called split-dollar basis in exchange for a waiver of all or a portion of the executives' retirement benefits under TJX's supplemental retirement plan. The arrangements were designed so that the after-tax cash expenditures by TJX on the policies, net of expected refunds of premiums paid, would be substantially equivalent, on a present value basis, to the after-tax cash expenditures that TJX would have incurred under its unfunded supplemental retirement plan. During fiscal 2003, it was decided to unwind the earlier transactions due to changes in the law. During fiscal 2003, TJX's obligations under the split-dollar arrangements were canceled and TJX agreed to pay the individuals additional amounts such that the net after-tax cost to TJX, taking into account the unwind of those arrangements, would be substantially equivalent on a present value basis to the after-tax cost of TJX's original supplemental retirement plan obligations to the individuals. In addition, TJX made a supplemental payment to one of the individuals and agreed to indemnify the other individual up to a specified limit for possible taxes associated with the unwind transaction. Due to the differences in the income statement reporting and income tax treatment of these two different types of benefits, the income statement for fiscal 2003 includes a pre-tax charge of $2.1 million, offset by tax benefits of $3.8 million for an increase in net income of $1.7 million. The cumulative effect on net income through fiscal 2003 of the initial transactions in fiscal 2001 and 2000 and of the related transactions in the current year is substantially the same as the after-tax cost of the retirement benefit earned under the supplemental retirement plan. The Company has a contingent obligation of $1.2 million in connection with an indemnification clause relating to one executive's potential tax liability. The Company believes the likelihood of having to pay under this indemnification clause is remote.

         TJX also sponsors an employee savings plan under Section 401(k) of the Internal Revenue Code for all eligible U.S. employees. As of December 31, 2002, assets under the plan totaled $327.8 million and are invested in a variety of funds. Employees may contribute up to 50% of eligible pay. TJX matches employee contributions, up to 5% of eligible pay, at rates ranging from 25% to 50% based upon the Company's performance. TJX contributed $7.1 million in fiscal 2003, $6.2 million in 2002 and $5.8 million in 2001 to the 401(k) plan. Employees cannot invest their contributions in the TJX stock fund option in the 401(k) plan, and may elect to invest up to only 50% of the Company's contribution in the TJX stock fund; the TJX stock fund has no other trading restrictions. The TJX stock fund represents 5.1%, 4.8% and 3.4% of plan investments at December 31, 2002, 2001 and 2000, respectively.

         During fiscal 1999, TJX established a nonqualified savings plan for certain U.S. employees. TJX matches employee contributions at various rates which amounted to $218,000 in fiscal 2003, $193,000 in fiscal 2002 and $163,000 in fiscal 2001. TJX transfers employee withholdings and the related company match to a separate trust designated to fund the future obligations. The trust assets, which are invested in a variety of mutual funds, are included in other assets on the balance sheets.

         In addition to the plans described above, we also maintain retirement/deferred savings plans for all eligible associates at our foreign subsidiaries. We contributed for these plans $1.9 million, $1.1 million and $1.2 million in fiscal 2003, 2002 and 2001, respectively.

                            THE TJX COMPANIES, INC.

POSTRETIREMENT MEDICAL: TJX has an unfunded postretirement medical plan that provides limited postretirement medical and life insurance benefits to employees who participate in our retirement plan and who retire at age 55 or older with ten or more years of service. Presented below is certain financial information relating to the unfunded postretirement medical plan for the fiscal years indicated:

                                                                         Postretirement Medical
                                                                            Fiscal Year Ended
                                                                        -------------------------
                                                                        JANUARY 25,   January 26,
Dollars In Thousands                                                       2003          2002
--------------------                                                    -----------   -----------
Change in benefit obligation:
  Benefit obligation at beginning of year                                $ 28,889      $ 24,762
    Service cost                                                            2,477         1,911
    Interest cost                                                           2,022         1,816
    Participants' contributions                                                65            46
    Actuarial loss                                                          3,969         1,639
    Benefits paid                                                          (1,361)       (1,285)
                                                                         --------      --------
  Benefit obligation at end of year                                      $ 36,061      $ 28,889
                                                                         ========      ========
Change in plan assets:
  Fair value of plan assets at beginning of year                         $      -      $      -
    Employer contribution                                                   1,296         1,239
    Participants' contributions                                                65            46
    Benefits paid                                                          (1,361)       (1,285)
                                                                         --------      --------
  Fair value of plan assets at end of year                               $      -      $      -
                                                                         ========      ========

Reconciliation of funded status:
  Benefit obligation at end of year                                      $ 36,061      $ 28,889
  Fair value of plan assets at end of year                                      -             -
                                                                         --------      --------
  Funded status - excess obligations                                       36,061        28,889
  Unrecognized prior service cost                                             282           614
  Unrecognized actuarial losses                                             6,002         2,033
                                                                         --------      --------

  Net amount recognized                                                  $ 29,777      $ 26,242
                                                                         ========      ========

Amount recognized in the statements of financial position consist of:
  Net accrued liability                                                  $ 29,777      $ 26,242
                                                                         --------      --------

  Net amount recognized                                                  $ 29,777      $ 26,242
                                                                         ========      ========

Weighted average assumptions:
  Discount rate                                                              6.50%         7.00%
  Rate of compensation increase                                              4.00%         4.00%

For purposes of measuring TJX's obligations under the postretirement medical plan, a net 3.40% annual rate of increase in the per capita cost of covered health care benefits was assumed and is reduced to .75% over the next 4 years and to .15% after the next 28 years. These rates assume an initial secular health care trend rate of 12% reaching an ultimate level of 5% in fiscal
2008. The Company's annual trend rates are approximately 50% of the secular trend rates and are further reduced due to the plans' $3,000 per capita annual limit on medical benefits. An increase in the assumed health care cost trend rate of one percentage point for all future years would increase the accumulated postretirement benefit obligation at January 25, 2003 by approximately $5.9 million and the total of the service cost and interest cost components of net periodic postretirement cost for fiscal 2003 by approximately $882,000. Similarly, decreasing the trend rate by one percentage point for all future years would decrease the accumulated postretirement benefit obligation at January 25, 2003 by approximately $5.0 million as well as the total of the service cost and interest cost components of net periodic postretirement cost for fiscal 2003 by approximately $727,000.

                            THE TJX COMPANIES, INC.

         Following are components of net periodic benefit cost related to our Postretirement Medical plan:

                                                  Postretirement Medical
                                                    Fiscal Year Ended
                                        ------------------------------------------
                                        JANUARY 25,    January 26,     January 27,
In Thousands                               2003           2002            2001
------------                            ----------     ----------      -----------
Service cost                              $2,477         $1,911           $1,353
Interest cost                              2,022          1,816            1,624
Amortization of prior service cost           332            332              332
Recognized actuarial (gains)                   -              -             (185)
                                          ------         ------           ------
Net periodic benefit cost                 $4,831         $4,059           $3,124
                                          ======         ======           ======


In addition to TJX's postretirement plan described above we have a retirement prescription drug benefit currently included in several collective bargaining agreements. The prescription drug benefit obligation as of January 25, 2003, amounted to $8.1 million with a periodic benefit cost of $1.5 million for fiscal 2003.

I. ACCRUED EXPENSES AND OTHER LIABILITIES, CURRENT AND LONG-TERM

The major components of accrued expenses and other current liabilities are as follows:

                                                              JANUARY 25,       January 26,
In Thousands                                                     2003               2002
------------                                                  -----------       -----------
Employee compensation and benefits, current                    $169,497           $135,788
Rent, utilities, and occupancy, including real estate taxes      85,141             74,186
Merchandise credits and gift certificates                        85,663             68,207
Sales tax and V.A.T. collections                                 83,263             66,025
All other current liabilities                                   246,168            166,064
                                                               --------           --------

Accrued expenses and other current liabilities                 $669,732          $510,270
                                                               ========          ========

All other current liabilities include accruals for property additions, freight, advertising, dividends, insurance and other items, each of which are individually less than 5% of current liabilities.

The major components of other long-term liabilities are as follows:

                                                JANUARY 25,       January 26,
In Thousands                                       2003              2002
------------                                    -----------       -----------
Employee compensation and benefits, long-term    $ 84,844          $ 76,553
Reserve for store closing and restructuring         9,794            12,131
Reserve related to discontinued operations         55,361            87,284
Rental step-up                                     69,976            59,399
Long-term liabilities-other                         9,289             2,289
                                                 --------          --------

Other long-term liabilities                      $229,264          $237,656
                                                 ========          ========

Activity related to the reserves for store closing and restructuring and discontinued operations are detailed in Notes J and K respectively.

                            THE TJX COMPANIES, INC.

J. RESERVE FOR STORE CLOSING AND RESTRUCTURING

TJX's store closing and restructuring reserve relates primarily to a restructuring plan in connection with our acquisition of Marshalls in November 1995. This reserve, which was subsequently adjusted, included the cost of closing 32 T.J. Maxx stores and the cost of closing 70 Marshalls stores and other Marshalls facilities. The T.J. Maxx closing costs were charged to operations while the costs associated with Marshalls were a component of the allocation of the purchase price. This reserve also includes activity relating to the closing of three T.K. Maxx stores in the Netherlands, as well as several HomeGoods stores.

         Following is a summary of activity in the store closing and restructuring reserve:

                                                          Fiscal Year Ended
                                                ----------------------------------------
                                                JANUARY 25,   January 26,    January 27,
In Thousands                                       2003          2002           2001
------------                                    -----------   -----------    -----------
Balance at beginning of year                      $12,131       $16,792         $15,731
  Additions to the reserve                              -             -           3,109

Reserve adjustments:
  Adjust Marshalls restructuring reserve               20             -               -
  Adjust T.K. Maxx store closing reserve              100          (514)              -

Charges against the reserve:
  Lease related obligations                        (2,150)       (3,941)         (1,922)
  All other charges                                  (307)         (206)              -
  Net activity relating to HomeGoods closings           -             -            (126)
                                                  -------       -------         -------
Balance at end of year                            $ 9,794       $12,131         $16,792
                                                  =======       =======         =======

The remaining balance in the store closing and restructuring reserve as of January 25, 2003 of $9.8 million is primarily for the estimated cost of the future lease obligations of the closed stores. The estimates and assumptions used in developing the remaining reserve requirements are subject to change, however, we believe the reserve is adequate for these obligations. The use of the reserve will reduce operating cash flows in varying amounts over the next ten to fifteen years as the related leases reach their expiration dates or are settled. We believe future spending will not have a material impact on our future annual cash flows or financial condition.

K. DISCONTINUED OPERATIONS RESERVE AND RELATED CONTINGENT LIABILITIES

We have a reserve for potential future obligations of discontinued operations that relates primarily to real estate leases for stores for which TJX is an original lessee or guarantor. When such leases were assigned to third parties, TJX generally remained secondarily liable with respect to the lease obligations if the assignee fails to perform, unless there are circumstances that may effect a termination or reduction of TJX's potential liability. Such circumstances include noncompliance with the terms of the guarantee or material changes to the lease terms or leased property. The reserve reflects our estimation of the cost to TJX of claims that have been or are likely to be made against TJX based on our potential secondary liability with respect to certain of our discontinued operations after mitigation of the number and cost of lease obligations as a result of various factors. These factors include assignments to third parties, lease terminations, expirations, subleases, buyouts, modifications and other actions, legal defenses, use by TJX for our own store opening program, and indemnification by BJ's Wholesale Club, Inc. in the case of the House2Home leases discussed below.

         TJX's reserve primarily relates to real estate leases of House2Home and Zayre Stores, two businesses that TJX disposed of in the late 1980's. In 2001, the companies that then owned these businesses filed for relief under Chapter
11 of the Federal Bankruptcy Code and are in liquidation. The reserve in prior years also included activity with respect to leases of Hit or Miss, another discontinued operation that was sold to a third party that filed for bankruptcy and liquidated. Our contingent obligations with respect to Hit or Miss have been substantially resolved. The reserve was established at various times subsequent to TJX's disposition of these businesses, when the companies then owning them suffered significant financial distress.

         House2Home, Inc. (formerly known as Waban, Inc., HomeClub, Inc. and HomeBase, Inc.) was spun off by TJX in 1989, along with BJ's Wholesale Club. In 1997, House2Home spun off BJ's Wholesale Club, Inc., and BJ's Wholesale Club agreed to indemnify TJX for all liabilities relating to the House2Home leases with respect to the period through January 31, 2003, and 50% of such liabilities thereafter. In November 2001, House2Home filed a voluntary petition for relief under Chapter 11 of the Federal Bankruptcy Code and is liquidating its business. At the time of

                            THE TJX COMPANIES, INC.

House2Home's bankruptcy announcement, we believed there were up to 41 leases for which we could be liable. As of January 25, 2003, as a result of negotiated buyouts, assignments to third parties and lease expirations, up to 15 leases remain for which we may be liable. As of January 25, 2003, the total present value of the after-tax cost to TJX of the amounts that have or will come due under these remaining leases during the period from the House2Home bankruptcy filing through the remainder of the term of the leases is approximately $27 million, without reflecting any mitigating factors other than indemnification by BJ's Wholesale Club.

         In 1988, TJX completed the sale of its Zayre Stores division to Ames Department Stores, Inc. In the years following the sale, Ames twice filed voluntary petitions for relief under Chapter 11 of the Federal Bankruptcy Code, most recently in August 2001, and is currently liquidating its business. Based on information received from Ames, we believe that at the time of its most recent bankruptcy filing, there were 60 to 70 leases of former Zayre stores operated by Ames for which we may have contingent obligations. As of January 25, 2003, Ames had rejected 32 leases for which we may be liable. Many of these rejections occurred in the fourth quarter of fiscal 2003. Through the end of fiscal 2003, we had bought out one of these leases. We are actively negotiating with landlords of many of the other rejected leases. The properties that reverted back to TJX from Ames' first bankruptcy were largely settled through buyouts and other lease terminations, except for 8 properties that were mitigated through subletting. The net cost of these sublet properties is charged to the reserve.

         The balance in the reserve and the activity for the last three fiscal years is presented below. The addition to the reserve in fiscal 2002 relates to House2Home. The charges against the reserve during fiscal 2003 relate primarily to House2Home lease obligations. The charges against the reserve in fiscal 2002 and fiscal 2001 are primarily for lease related obligations of the former Zayre Stores and Hit or Miss locations.

                                   Fiscal Year Ended January
                               --------------------------------
In Thousands                     2003        2002        2001
------------                   --------    --------    --------
Balance at beginning of year   $ 87,284    $ 25,512    $ 27,304
  Additions to the reserve            -      66,528           -

Charges against the reserve:
  Lease related obligations     (32,189)     (4,090)     (1,621)
  All other                         266        (666)       (171)
                               --------    --------    --------
Balance at end of year         $ 55,361    $ 87,284    $ 25,512
                               ========    ========    ========

We believe our reserve for discontinued operations is adequate to meet the costs we may incur with respect to House2Home and former Zayre Stores leases and that the future liability to TJX with respect to these leases will not have a material effect on our financial condition, operating results or cash flows. Changes in the underlying assumptions, such as additional expenses for lease settlements or future Zayre Stores lease rejections, could require us to increase this reserve, although we do not expect that any increase would be material to our financial condition, results of operations or cash flows. In addition, we may receive a creditor recovery in the House2Home bankruptcy.

         We may also be contingently liable on up to 20 leases of BJ's Wholesale Club for which BJ's Wholesale Club is primarily liable. Our reserve for discontinued operations does not reflect these leases, because we believe that the likelihood of any future liability to TJX with respect to these leases is remote due to the current financial condition of BJ's Wholesale Club.

L. GUARANTEES AND CONTINGENT OBLIGATIONS

We have contingent obligations on any property leases originally leased or guaranteed by TJX and assigned to third parties without releases by the landlords of our obligations. This would include subsequent assignments made by the purchasers of our discontinued operations, of which we generally are not aware. The original terms of these leases were generally significant, and there generally were options to extend the term of the lease. We do not know whether we currently remain secondarily liable on these leases and guarantees because, among other things, changes to the terms of a lease or the underlying property or noncompliance with the terms of a guarantee can alter or terminate our liability with respect to the lease. After we assign leases, we generally do not have information about those leases, the underlying properties, or the rent or other costs under the leases. Also, in mitigating obligations associated with our discontinued operations, or for store closings of current operations, we sometimes sublease the property, and our reserve reflects mitigation by the sublease income. We remain primarily obligated under such property leases, and our reserve may require adjustment if the subtenants do not fulfill their obligations.

         We have potential contingent obligations in connection with leases of store closings of our current operations, primarily T.J. Maxx and Marshalls, as discussed in Note J. We estimate that we have contingent obligations in connection with

                            THE TJX COMPANIES, INC.

approximately 25 of these properties, either due to assignments to third parties or subletting of the property. In addition, we have contingent liability on up to 20 leases of BJ's Wholesale Club, and our reserve for discontinued operations includes 8 former Zayre Stores properties from the first Ames bankruptcy that we have sublet. We estimate the undiscounted obligations, not reflected in our reserves, under the 25 leases of former stores relating to current operations, the 20 BJ's Wholesale Club leases, and the 8 sublet former Zayre Stores properties, if the subtenants do not fulfill their obligations, is approximately $164 million as of January 25, 2003. We believe that most of these obligations will not revert back to TJX and to the extent they do, that they would be settled for substantially less due to mitigating factors.

         Over many years, we and purchasers of our discontinued operations have assigned numerous leases, originally leased or guaranteed by TJX, to a significant number of third parties. We do not have sufficient information about these leases to estimate our potential contingent obligations under them. With the exception of leases of our discontinued operations discussed in Note K, we have rarely had a claim with respect to assigned leases, and accordingly, we do not expect that these leases will have a material adverse effect on our financial condition, results of operations or cash flows.

         We are a party to various agreements under which we may be obligated to indemnify the other party with respect to breach of warranty or losses related to such matters as title to assets sold, specified environmental matters or certain income taxes. These obligations are typically limited in time and amount. There are no amounts reflected in our balance sheets with respect to these contingent obligations.

M. SUPPLEMENTAL CASH FLOWS INFORMATION

The cash flows required to satisfy contingent obligations of the discontinued operations as discussed in Note K, are classified as a reduction in cash provided by continuing operations. There are no remaining operating activities relating to these operations.

         TJX's cash payments for interest and income taxes and non-cash investing and financing activities are as follows:

                                                                        Fiscal Year Ended
                                                            -----------------------------------------
                                                            JANUARY 25,   January 26,     January 27,
In Thousands                                                   2003          2002            2001
------------                                                -----------   -----------     -----------
Cash paid for:
  Interest on debt                                          $    26,943   $    28,973     $    34,509
  Income taxes                                                  233,033       267,078         335,265

Change in accrued expenses due to:
  Stock repurchase                                          $    15,871   $         -     $    (9,275)
  Dividends payable                                               3,396         1,005             573

Non-cash investing and financing activities:
  Capital lease property addition and related obligation    $         -   $    32,572     $         -

Investing activities include advances we have made under a $35 million construction loan agreement in connection with the expansion of our leased home office facility. Upon completion of the project in May 2001, the advances were converted into a term loan bearing interest of 7.25% per year, maturing December 31, 2015. The long-term portion of the loan amounting to $33.8 million and $34.3 million as of January 25, 2003 and January 26, 2002, respectively, is included in other assets on the balance sheets.

N. SEGMENT INFORMATION

The T.J. Maxx and Marshalls store chains are managed on a combined basis and are reported as the Marmaxx segment. The Winners and HomeSense chains are also managed on a combined basis and operate exclusively in Canada. T.K. Maxx operates in the United Kingdom and the Republic of Ireland. Winners and T.K. Maxx accounted for 13% of TJX's net sales for fiscal 2003, 12% of segment profit and 14% of all consolidated assets. All of TJX's other store chains operate in the United States with the exception of 14 stores operated in Puerto Rico by Marshalls which include 3 HomeGoods locations in a "Marshalls Mega Store" format. TJX's target customer is the middle to upper-middle income shopper with the exception of the A.J. Wright stores which target a more moderate income customer. All of TJX's stores, with the exception of HomeGoods and HomeSense, sell apparel for the entire family with a limited offering of giftware and domestics. The HomeGoods and HomeSense stores offer home fashions and home furnishings.

         We evaluate the performance of our segments based on "segment profit or loss," which we define as pre-tax income before general corporate expense, goodwill amortization (prior to fiscal 2003) and interest. "Segment profit or loss," as defined by TJX, may not be comparable to similarly titled measures used by other entities. In addition, this measure of performance should not be considered an alternative to net income or cash flows from operating activities as an indicator of our performance or as a measure of liquidity.

                            THE TJX COMPANIES, INC.

         Presented below is selected financial information related to our business segments:

                                                                                           Fiscal Year Ended
                                                                           ---------------------------------------------------
                                                                             JANUARY 25,      January 26,         January 27,
In Thousands                                                                    2003             2002                2001
------------                                                               -------------   ----------------     --------------
Net sales:
  Marmaxx                                                                  $   9,485,582   $      8,863,053     $    8,228,468
  Winners (1)                                                                    793,202            660,877            563,311
  T.K. Maxx                                                                      720,141            520,529            389,062
  HomeGoods                                                                      705,072            507,211            315,015
  A.J. Wright                                                                    277,210            157,328             83,150
                                                                           -------------   ----------------     --------------
                                                                           $  11,981,207   $     10,708,998     $    9,579,006
                                                                           =============   ================     ==============

Segment profit (loss):
  Marmaxx                                                                  $     887,944   $        893,650     $      858,358
  Winners (1)                                                                     85,301             59,140             71,055
  T.K. Maxx (2)                                                                   43,044             12,972             10,867
  HomeGoods                                                                       32,128              3,710              4,700
  A.J. Wright                                                                    (12,566)           (11,843)           (15,012)
                                                                           -------------   ----------------     --------------
                                                                               1,035,851            957,629            929,968

General corporate expense                                                         72,754             55,335             39,513
Goodwill amortization                                                                  -              2,607              2,609
Interest expense, net                                                             25,373             25,643             22,904
                                                                           -------------   ----------------     --------------
Income from continuing operations before provision for income taxes        $     937,724   $        874,044     $      864,942
                                                                           =============   ================     ==============

Identifiable assets:
  Marmaxx                                                                  $   2,394,911   $      2,174,345     $    2,050,775
  Winners (1)                                                                    203,318            161,479            151,062
  T.K. Maxx                                                                      335,878            248,695            176,916
  HomeGoods                                                                      216,515            196,292            126,010
  A.J. Wright                                                                    133,221             82,713             56,423
  Corporate (3)                                                                  656,646            732,219            371,097
                                                                           -------------   ----------------     --------------
                                                                           $   3,940,489   $      3,595,743     $    2,932,283
                                                                           =============   ================     ==============
Capital expenditures:
  Marmaxx                                                                  $     255,142   $        247,077     $      152,901
  Winners (1)                                                                     34,756             32,052             18,775
  T.K. Maxx                                                                       38,349             70,614             29,569
  HomeGoods                                                                       23,270             79,380             30,245
  A.J. Wright                                                                     45,207             20,321             25,515
                                                                           -------------   ----------------     --------------
                                                                           $     396,724   $        449,444     $      257,005
                                                                           =============   ================     ==============
Depreciation and amortization:
  Marmaxx                                                                  $     141,994   $        150,506     $      145,987
  Winners (1)                                                                     13,913             10,562              7,779
  T.K. Maxx                                                                       20,656             13,080             10,292
  HomeGoods                                                                       15,107              8,984              5,444
  A.J. Wright                                                                      7,088              4,564              2,689
  Corporate (4)                                                                    9,118             16,385              3,590
                                                                           -------------   ----------------     --------------
                                                                           $     207,876   $        204,081     $      175,781
                                                                           =============   ================     ==============

(1) Includes the assets/activity of HomeSense stores in fiscal 2003 and 2002.

(2) The period ended January 27, 2001 includes a pre-tax charge of $6.3 million for the estimated cost of closing three stores in the Netherlands.

(3) Corporate identifiable assets consist primarily of cash, prepaid a note receivable, deferred taxes and, pension expense, in fiscal 2002 and 2001, goodwill.

(4) Includes debt discount and debt expense amortization, and goodwill amortization in fiscal 2002 and 2001.

                            THE TJX COMPANIES, INC.

REPORT OF INDEPENDENT ACCOUNTANTS

[PRICEWATERHOUSECOOPERS LOGO]

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF THE TJX COMPANIES, INC.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of The TJX Companies, Inc. and its subsidiaries at January 25, 2003 and January 26, 2002, and the results of their operations and their cash flows for each of the three years in the period ended January 25, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Boston, Massachusetts
February 25, 2003, except as to Note B
which is as of March 24, 2003

/s/ PRICEWATERHOUSECOOPERS LLP

REPORT OF MANAGEMENT

We are responsible for the preparation and fair presentation of the financial statements and related financial information in this annual report. The financial statements were prepared in accordance with United States generally accepted accounting principles (GAAP) and, as a result, include amounts which are based upon our best judgments and estimates.

         We are also responsible for maintaining a system of internal controls designed to provide, at appropriate cost, reasonable assurance that assets are safeguarded, transactions are executed in accordance with management's authorization and accounting records are reliable. Our internal controls and related disclosure controls include a program of internal audits, appropriate reviews by management, careful selection and training of associates, and a written code of conduct for all associates and a written code of ethics for ourselves and TJX's senior financial management approved by our Board of Directors. Our accounting policies are carefully reviewed on a regular basis. We take steps to communicate with our associates and monitor compliance with our policies and procedures.

         The Audit Committee of our Board of Directors, comprised of Directors who are independent of TJX and most of whom are "Audit Committee Financial Experts," meets regularly with management, the internal auditors and the independent public accountants to review financial reporting and auditing matters, internal accounting controls and the scope and results of audit work. The internal auditors and the independent public accountants have free access to the Committee and meet regularly with the Committee without the presence of management. TJX's Audit Committee charter is available on our website at www.tjx.com and in our proxy statement.

         The independent public accountant, PricewaterhouseCoopers LLP, was appointed by our Board of Directors upon the recommendation of the Audit Committee to audit the consolidated financial statements of TJX. PricewaterhouseCoopers LLP conducts such tests and related procedures that they consider necessary in conformity with generally accepted auditing standards to express its opinion on TJX's consolidated financial statements in this Annual Report.

/s/ Edmond J. English                     /s/ Donald G. Campbell
---------------------                     ----------------------
Edmond J. English                         Donald G. Campbell
President and Chief Executive Officer     Executive Vice President - Finance and
                                          Chief Financial Officer

February 25, 2003

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

RESULTS OF OPERATIONS

OVERVIEW: The following is a summary of the operating results of TJX at the consolidated level. This discussion is followed by an overview of operating results by segment. All references to earnings per share are diluted earnings per share unless otherwise indicated. All earnings per share calculations and per share data have been adjusted to give effect for the two-for-one stock split distributed on May 8, 2002.

NET SALES: Our net sales increased 11.9% in fiscal 2003, to $11.98 billion, over sales of $10.71 billion in fiscal 2002. Net sales in fiscal 2002 increased 11.8% over sales of $9.58 billion in fiscal 2001. The increase in our net sales for both years is attributable to the expansion of our store base and an increase in same store sales. Our new stores accounted for 80% of the increase in sales in fiscal 2003 and 75% of the increase in sales in fiscal 2002. Our consolidated store count increased 10.7% in fiscal 2003 over the prior year as compared to an 11.5% increase in fiscal 2002 over fiscal 2001. The remainder of our sales growth came from consolidated same store sales, which increased 3% in fiscal 2003 and 3% in fiscal 2002. The same store sales increase in each year reflects a strong demand for home fashions and the increasing impact on consolidated results attributable to our younger divisions, Winners, HomeGoods, T.K. Maxx and A.J. Wright. In general, our timely markdowns and liquid inventory position aided our same store sales results. The sales results for fiscal 2003 and 2002 were achieved despite a weak economy, geopolitical concerns and a highly promotional retail environment. In both fiscal 2003 and 2002, home fashion sales gains exceeded the increase in apparel sales. We expect to add a net of 192 stores in fiscal 2004, a 10.4% increase in our consolidated store base, and have planned a 3% increase in same store sales and a 13% increase in total sales for fiscal 2004. The planned increase in same store sales excludes the effect of the 53rd week that will occur in our fiscal year ending January 31, 2004.

         We define same store sales to be sales of those stores that have been in operation for all or a portion of two consecutive fiscal years, or in other words, stores that are starting their third fiscal year of operation. We determine which stores are included in the same store sales calculation at the beginning of a fiscal year and the classification remains constant throughout that year. We calculate same store sales results by comparing the current and prior year weekly periods that are most closely aligned. Divisional same store sales are calculated in local currency and consolidated same store sales in U.S. dollars. Relocated stores and expanded stores are classified in the same way as the original store. The impact of relocated or expanded stores on the same store percentage is immaterial.

         The following table sets forth our consolidated operating results as a percentage of net sales:

                                                                                       Fiscal Year Ended January
                                                                                    -------------------------------
                                                                                     2003        2002         2001
                                                                                    ------      ------       ------
Net sales                                                                           100.0%      100.0%       100.0%
                                                                                    -----       -----        -----
Cost of sales, including buying and occupancy costs                                  75.8        75.9         75.0
Selling, general and administrative expenses                                         16.2        15.7         15.7
Interest expense, net                                                                  .2          .2           .3
                                                                                    -----       -----        -----
Income from continuing operations before provision
  for income taxes                                                                    7.8%        8.2%         9.0%
                                                                                    =====       =====        =====

COST OF SALES, INCLUDING BUYING AND OCCUPANCY COSTS: Cost of sales, including buying and occupancy costs, as a percentage of net sales was 75.8% in fiscal 2003, 75.9% in fiscal 2002 and 75.0% in fiscal 2001. The improvement in this ratio in fiscal 2003 is largely due to the improvement in merchandise margin at Winners, HomeGoods and T.K. Maxx due to reduced markdowns resulting from improved inventory liquidity. These improvements in fiscal 2003 offset an increase in this ratio of approximately 30 basis points at Marmaxx. In fiscal 2003, Marmaxx experienced higher distribution costs, store occupancy costs and insurance and employee benefit costs as a percentage of net sales. Marmaxx was also impacted in fiscal 2003 by a less-than-planned sales performance. The increase in this ratio in fiscal 2002 over the prior year reflects the impact of aggressive pricing on some merchandise categories during the fiscal 2002 third quarter in our rapid response to the fall-off in consumer confidence caused by the September 11 attacks. In addition, at our younger divisions, we incurred increased markdowns, due to excess inventory levels at different times during that year. To a lesser extent, an increase in inventory shortage contributed to the rise in this expense ratio

                            THE TJX COMPANIES, INC.

in fiscal 2002. This expense ratio in fiscal 2002 also increased by 20 basis points due to an increase in distribution costs as a result of our increased investment in our distribution network. We anticipate a slight improvement in this ratio for the coming year, due primarily to having a 53rd week in the fourth quarter of fiscal 2004. The sales volume from this extra week will lever certain fixed costs such as occupancy and depreciation.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES: Selling, general and administrative expenses as a percentage of net sales were 16.2% in fiscal 2003 and 15.7% in both fiscal 2002 and 2001. Selling, general and administrative expenses as a percentage of net sales for fiscal 2003 increased by approximately 30 basis points due to increased costs for medical and retirement benefits and increases in store payroll attributable to lower employee turnover. A pre-tax charge of $16 million for the estimated cost of settling claims related to four California lawsuits also contributed to the increase in selling, general and administrative expenses as a percentage of net sales for fiscal 2003. The lawsuits allege that TJX improperly classified store managers and assistant store managers as exempt from California overtime laws. The impact of the charge for the tentative settlement increased selling, general and administrative expenses as a percentage of sales by 13 basis points in fiscal 2003. Selling, general and administrative expenses for fiscal 2002 also included increased costs for retirement and medical benefits as compared to fiscal 2001. In addition, fiscal 2002 included $2 million of costs incurred in connection with the September 11 attacks, primarily for benefits to the families of our associates lost in the tragedy, and approximately $4 million of incremental moving and occupancy costs in connection with the reconfiguration of administrative office space. Despite these incremental costs in fiscal 2002, the expense ratio remained constant to fiscal 2001, due to the beneficial impact of fiscal 2002 sales growth and the inclusion of Netherlands closing costs in fiscal 2001. We anticipate this ratio in fiscal 2004 to hold steady as compared to fiscal 2003, as we expect that further increases in medical and retirement benefit costs will offset the absence of the charge related to the four California lawsuits.

INTEREST EXPENSE, NET: Interest expense, net of interest income, was $25.4 million in fiscal 2003, $25.6 million in fiscal 2002 and $22.9 million in fiscal 2001. Interest income was $10.5 million in fiscal 2003 versus $15.0 million in fiscal 2002 and $11.8 million in fiscal 2001. The reduction in interest income in fiscal 2003 is due to lower interest rates. The decrease in gross interest expense in fiscal 2003 is due to the inclusion in last year's interest expense of amortization of debt expenses relating to the zero coupon convertible notes issued in February 2001 (see Note B to the consolidated financial statements). The increase in net interest expense in fiscal 2002 over fiscal 2001 is primarily due to the amortization of debt discount and debt expenses on the zero coupon convertible notes, offset in part by reduced short-term borrowing costs. The increase in interest income in fiscal 2002 over fiscal 2001 is due to higher cash balances as a result of the proceeds received from the issuance of the zero coupon convertible notes and from strong cash flows from operations during the year. We anticipate a slight increase in net interest expense in the coming year, due to lower interest income rates in the early part of the year as compared to fiscal 2003.

INCOME TAXES: Our effective annual income tax rate was 38.3% in fiscal
2003, 38.2% in fiscal 2002 and 37.8% in fiscal 2001. The effective income tax rate for fiscal 2003 includes the favorable effect of the tax benefit for payment of executive retirement benefits in exchange for the termination of split-dollar arrangements as described in Note H to the consolidated financial statements. This improvement in the effective tax rate was completely offset by the effect of increases in state income tax rates. The slight increase in the effective rate for fiscal 2003 as compared to fiscal 2002 is due to the impact of a one-time benefit in foreign taxes in fiscal 2002. The lower effective annual tax rate for fiscal 2001 is due primarily to tax benefits recognized in connection with the use of the remaining United Kingdom net operating loss carryforward and tax benefits associated with the closing of the T.K. Maxx stores in the Netherlands. We are planning a tax rate for fiscal 2004 of 38.7%, reflecting anticipated increases in state income taxes.

INCOME FROM CONTINUING OPERATIONS/NET INCOME: Income from continuing operations was $578.4 million in fiscal 2003, $540.4 million in fiscal 2002, and $538.1 million in fiscal 2001. Income from continuing operations per share was $1.08 in fiscal 2003, versus $.97 in fiscal 2002 and $.93 in fiscal 2001. Net income for fiscal 2002 includes an after-tax charge of $40 million, or $.07 per share, due to discontinued operations for contingent lease obligations associated with House2Home, Inc. as described in Note K to the consolidated financial statements. Net income, after reflecting the above item, was $578.4 million, or $1.08 per share, in fiscal 2003, $500.4 million, or $.90 per share, in fiscal 2002 and $538.1 million, or $.93 per share, in fiscal 2001. The increase in earnings per share, on a percentage basis, in all periods increased more than the related earnings as a result of the impact of our share repurchase program. We plan to continue our share repurchase program at a comparable level in fiscal 2004.

                            THE TJX COMPANIES, INC.

SEGMENT INFORMATION

The following is a discussion of the operating results of our business segments. We consider each of our operating divisions to be a segment. We evaluate the performance of our segments based on "segment profit or loss," which we define as pre-tax income before general corporate expense, goodwill amortization (prior to fiscal 2003) and interest. "Segment profit or loss," as defined by TJX, may not be comparable to similarly titled measures used by other entities. In addition, this measure of performance should not be considered an alternative to net income or cash flows from operating activities as an indicator of our performance or as a measure of liquidity. More detailed information about our segments, including a reconciliation of "segment profit or loss" to "income from continuing operations before provision for income taxes" can be found in Note N to the consolidated financial statements.

MARMAXX:

                                            Fiscal Year Ended January
                                       -------------------------------------
Dollars In Millions                        2003           2002       2001
-------------------                    -----------     ---------   ---------
Net sales                              $  9,485.6      $8,863.1    $8,228.5
Segment profit                         $    887.9      $  893.7    $  858.4
Segment profit as % of net sales              9.4%         10.1%       10.4%
Percent increase in same store sales            2%            3%          2%
Stores in operation at end of period        1,342         1,269       1,196

Marmaxx had a 2% same store sales increase in fiscal 2003, which was below our expectations and last year's 3% increase. Marmaxx maintained a liquid inventory position throughout the year, a key factor in this division's maintaining its merchandise margin in fiscal 2003 compared to fiscal 2002. The overall reduction in segment profit margin for fiscal 2003 was impacted by increases in insurance and employee benefits, which accounted for a .3% drop in the segment profit margin. The segment profit margin was also reduced by .2% due to the charge for the tentative settlement of the four California lawsuits. Lower-than-planned sales and increased store payroll costs, due in part to lower attrition, also lowered the segment profit margin. The segment profit margin for fiscal 2002 decreased slightly compared to fiscal 2001, reflecting more modest sales gains in the first half of fiscal 2002, an aggressive pricing strategy in the third quarter when we rapidly responded to a general fall-off in consumer confidence following the September 11 attacks, and to a lesser extent, an increase in inventory shortage recorded in the fourth quarter of fiscal 2002. New stores for Marmaxx in both fiscal 2003 and 2002 performed above expectations.

         We added a net of 73 new stores in fiscal 2003 and we expect to open a net of 79 new stores in fiscal 2004, increasing the Marmaxx store base by 6%.

WINNERS AND HOMESENSE:

                                                         Fiscal Year Ended January
                                                        ---------------------------
U.S. Dollars In Millions                                 2003      2002      2001
------------------------                                -------   -------   -------
Net sales                                               $793.2    $660.9    $563.3
Segment profit                                          $ 85.3    $ 59.1    $ 71.1
Segment profit as % of net sales                          10.8%      8.9%     12.6%
Percent increase in same store sales (local currency)        5%        6%        8%
Stores in operation at end of period
  Winners                                                  146       131       117
  HomeSense                                                 15         7         -

Winners' same store sales increased by 5% in fiscal 2003, on top of a 6% increase in the prior year. Segment profit increased 44% in fiscal 2003 versus a 17% decrease in fiscal 2002. In fiscal 2003, Winners'results were driven by a significant improvement in its merchandise margin as a result of better inventory management as well as improved merchandise flow and mix throughout the year. The decrease in segment profit margin in fiscal 2002 was primarily due to Winners' inventory position being above desired levels and the resulting higher markdowns incurred to move to a more liquid inventory position. HomeSense narrowed its loss compared to fiscal 2002, the year its first stores were opened. The segment results of HomeSense are included with Winners but are not material.

         We added 15 Winners stores in fiscal 2003, an 11% increase, and we added 8 HomeSense stores in fiscal 2003, bringing the year-end total to 15 HomeSense stores. We expect to open 13 Winners and 8 HomeSense stores in fiscal 2004, increasing our total Canadian store base by 13%.

                            THE TJX COMPANIES, INC.

T.K. MAXX:

                                                           Fiscal Year Ended January
                                                           -------------------------
U.S. Dollars In Millions                                   2003      2002      2001
------------------------                                  -------   -------  -------
Net sales                                                 $720.1    $520.5   $389.1
Segment profit                                            $ 43.0    $ 13.0   $ 10.9
Segment profit as % of net sales                             6.0%      2.5%     2.8%
Percent increase in same store sales (local currency)          5%        5%       8%
Stores in operation at end of period                         123       101       74

T.K. Maxx, operating in the United Kingdom and Ireland, recorded a same store sales increase of 5% in local currency in fiscal 2003, on top of a 5% increase in the prior year. Segment profit increased 232% in fiscal 2003 as we saw a significant increase in merchandise margin driven by improvements in inventory management. The growth in segment profit was favorably impacted by the change in currency exchange rates between the U.S. dollar and the British pound; however, segment profit still increased 205% when calculated in local currency. The segment profit for fiscal 2001 reflects costs of closing three stores in the Netherlands and the operating loss of the stores, all of which totaled $9.6 million. Fiscal 2002 had additional closing costs and losses relating to the Netherlands stores, totaling $1.2 million. T.K. Maxx's segment profit, excluding the effect of the Netherlands, was $14.2 million in fiscal 2002 and $20.5 million in fiscal 2001. The decrease in T.K. Maxx's segment profit from the United Kingdom and Ireland stores in fiscal 2002 compared to fiscal 2001 is primarily due to this division carrying excess inventories through much of fiscal 2002 and reflects the cost of markdowns taken to bring inventory back to desired levels.

         We added 22 new T.K. Maxx stores in fiscal 2003, a 22% increase, and we plan to open an additional 30 T.K. Maxx stores in fiscal 2004.

HOMEGOODS:

                                           Fiscal Year Ended January
                                          ---------------------------
Dollars In Millions                        2003      2002      2001
-------------------                       -------   -------   -------
Net sales                                 $705.1    $507.2    $315.0
Segment profit                            $ 32.1    $  3.7    $  4.7
Segment profit as % of net sales             4.6%      0.7%      1.5%
Percent increase in same store sales           6%        7%        3%
Stores in operation at end of period         142       112        81

HomeGoods' same store sales grew 6% in fiscal 2003 on top of a 7% increase in the prior year. Segment profit increased by 766% in fiscal 2003 to $32.1 million. Segment profit margins were up significantly as we saw improvements in merchandising, inventory management, store operations and distribution. Segment profit for fiscal 2002 was less than fiscal 2001 primarily due to markdowns taken in the first half of fiscal 2002 to move to a more liquid inventory position and, to a lesser extent, an increase in distribution costs. The increase in distribution costs in fiscal 2002 resulted from our investment in HomeGoods' distribution network, which had come under pressure in fiscal 2001 as a result of HomeGoods' store base growth.

         We opened a net of 30 HomeGoods stores in fiscal 2003, a 27% increase, and we plan on adding a net of 37 new HomeGoods stores in fiscal 2004.

A.J. WRIGHT:

                                               Fiscal Year Ended January
                                             -----------------------------
Dollars In Millions                           2003       2002       2001
-------------------                          -------    -------   -------
Net sales                                    $277.2     $157.3    $ 83.2
Segment (loss)                               $(12.6)    $(11.8)   $(15.0)
Percent increase in same store sales             11%        18%       19%
Stores in operation at end of period             75         45        25

A.J. Wright increased its store base by 67% and achieved an 11% increase in same store sales during fiscal 2003 over fiscal 2002, following an 80% increase in store base and an 18% increase in same store sales in fiscal 2002 over the prior year. A.J. Wright's segment loss was greater than planned for the year due, in part, to the unseasonably warm weather in the third quarter in areas of the country where A.J. Wright has a large concentration of stores. A.J. Wright's aggressive store-opening program for fiscal 2003 also placed strains on this young division and resulted in some execution issues, which negatively impacted the bottom line. A.J. Wright's new stores have performed well, with each fiscal year's new store openings exceeding the performance of the prior year's new stores.

         We added 30 new A.J. Wright stores in fiscal 2003, a 67% increase, and we plan to add 25 new stores in fiscal 2004.

                            THE TJX COMPANIES, INC.

GENERAL CORPORATE EXPENSE:

                              Fiscal Year Ended January
                             ---------------------------
Dollars In Millions           2003     2002       2001
-------------------          ------   ------     ------
General corporate expense    $ 72.8   $ 55.3     $ 39.5

General corporate expense for segment reporting purposes are those costs not specifically related to the operations of our business segments. This item includes the costs of the corporate office, including the compensation and benefits for senior corporate management; payroll and operating costs of the non-divisional departments for accounting and budgeting, internal audit, treasury, investor relations, tax, risk management, legal, human resources and systems; and the occupancy and office maintenance costs associated with the corporate staff. In addition, general corporate expense includes the benefit costs of existing retirees and non-operating costs and unusual gains and losses not attributable to individual divisions. General corporate expense is included in selling, general and administrative expenses in the consolidated statement of income.

         The increase in general corporate expense from fiscal 2002 to fiscal 2003 reflects increased costs for retirement and medical benefits of approximately $3 million, as well as a pre-tax charge of approximately $2 million in connection with the split-dollar unwind transaction for two senior executives described in Note H to the consolidated financial statements. This pre-tax charge was offset by tax benefits of $3.8 million in the income tax provision. Fiscal 2003 also includes approximately $5 million in net charges due to foreign exchange gains and losses and related hedging activity as compared to a net gain of less than $1 million in fiscal 2002. The majority of this item relates to the recording of certain derivative contracts to fair value in accordance with SFAS No. 133. These contracts provide an economic hedge to foreign currency exposures due to divisional intercompany and inventory liabilities. We have not elected hedge accounting for these contracts, thus, the changes in the fair value of the contracts are reflected currently in earnings. The realized gains or losses are recorded in the related segment when the contracts settle and are matched up with the related underlying currency exposures. Fiscal 2002, as compared to fiscal 2001, includes approximately $4 million of incremental moving and occupancy costs in connection with the reconfiguration of administrative office space, increased medical and retirement benefits, and $2 million of costs in connection with the September 11 attacks, primarily for benefits to the families of our associates lost in the tragedy.

LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES:

Net cash provided by operating activities was $908.6 million in fiscal 2003, $912.4 million in fiscal 2002 and $556.8 million in fiscal 2001. The significant cash generated from operating activities in fiscal 2003 and fiscal 2002 is largely due to strong operating earnings along with our liquid inventory position and our buying closer to need. The lower cash generated from operations in fiscal 2001 was due to higher inventory levels as of January 27, 2001, as compared to the prior year, due to earlier buying for the spring season. Inventories as a percentage of sales were 13.0% in fiscal 2003, 13.6% in fiscal 2002, and 15.2% in fiscal 2001. Working capital was $674.2 million in fiscal 2003, $800.9 million in fiscal 2002 and $537.2 million in fiscal 2001. The decrease in working capital in fiscal 2003 from fiscal 2002 was due to an increase in accrued expenses. The increase in accrued expenses for fiscal 2003 reflects the reserve for the tentative settlement of the California lawsuits, and higher accruals for payroll and benefits, merchandise credits and occupancy costs. The increase in working capital in fiscal 2002 over fiscal 2001 was due to an increase in our cash position reflecting the strong cash flow from operations. Operating cash flows for fiscal 2003 were favorably impacted by additional deferred tax benefits related to payments against the discontinued operations reserve and due to increased accelerated depreciation on certain assets allowed for U.S. income tax purposes. The cash flows from operating activities have been reduced by contributions to our pension fund of $58.0 million in fiscal 2003 and $46.8 million in fiscal 2002. All of the contributions to the pension fund in fiscal 2003 and $26.0 million of the contributions to the pension fund in fiscal 2002 were made on a voluntary basis. We increased the level of our pension contributions to help offset the impact of lower interest rates and poor investment returns on pension assets over the past several years. Cash flows from operating activities were also reduced by $32.2 million in fiscal 2003, $4.1 million in fiscal 2002 and $1.6 million in fiscal 2001, for cash expenditures charged against the discontinued operations reserve as discussed in more detail below.

                            THE TJX COMPANIES, INC.

DISCONTINUED OPERATIONS RESERVE: We have a reserve for potential future obligations of discontinued operations that relates primarily to real estate leases for stores for which TJX is an original lessee or guarantor. When such leases were assigned to third parties, TJX generally remained secondarily liable with respect to the lease obligations if the assignee fails to perform, unless there are circumstances that may effect a termination or reduction of TJX's potential liability. Such circumstances include noncompliance with the terms of the guarantee or material changes to the lease terms or leased property. The reserve reflects our estimation of the cost to TJX of claims that have been or are likely to be made against TJX based on our potential secondary liability with respect to certain of our discontinued operations after mitigation of the number and cost of lease obligations as a result of various factors. These factors include assignments to third parties, lease terminations, expirations, subleases, buyouts, modifications and other actions, legal defenses, use by TJX for our own store opening program, and indemnification by BJ's Wholesale Club, Inc. in the case of the House2Home leases discussed below.

         TJX's reserve primarily relates to real estate leases of House2Home and Zayre Stores, two businesses that TJX disposed of in the late 1980's. In 2001, the companies that then owned these businesses filed for relief under Chapter
11 of the Federal Bankruptcy Code and are in liquidation. The reserve in prior years also included activity with respect to leases of Hit or Miss, another discontinued operation which was sold to a third party, that filed for bankruptcy and liquidated. Our contingent obligations with respect to Hit or Miss have been substantially resolved. The reserve was established at various times subsequent to TJX's disposition of these businesses, when the companies then owning them suffered significant financial distress.

         House2Home, Inc. (formerly known as Waban, Inc., HomeClub, Inc. and HomeBase, Inc.) was spun-off by TJX in 1989, along with BJ's Wholesale Club. In 1997, House2Home spun off BJ's Wholesale Club, Inc., and BJ's Wholesale Club agreed to indemnify TJX for all liabilities relating to the House2Home leases with respect to the period through January 31, 2003, and 50% of such liabilities thereafter. In November 2001, House2Home filed a voluntary petition for relief under Chapter 11 of the Federal Bankruptcy Code and is liquidating its business. At the time of House2Home's bankruptcy announcement, we believed there were up to 41 leases for which we could be liable. As of January 25, 2003, as a result of negotiated buyouts, assignments to third parties and lease expirations, up to 15 leases remain for which we may be liable. As of January 25, 2003, the total present value of the after-tax cost to TJX of the amounts that have or will come due under these remaining leases during the period from the House2Home bankruptcy filing through the remainder of the term of the leases is approximately $27 million, without reflecting any mitigating factors other than indemnification by BJ's Wholesale Club.

         In 1988, TJX completed the sale of its Zayre Stores division to Ames Department Stores, Inc. In the years following the sale, Ames twice filed voluntary petitions for relief under Chapter 11 of the Federal Bankruptcy Code, most recently in August 2001, and is currently liquidating its business. Based on information received from Ames, we believe that at the time of its most recent bankruptcy filing, there were 60 to 70 leases of former Zayre stores operated by Ames for which we may have contingent obligations. As of January 25, 2003, Ames had rejected 32 leases for which we may be liable. Many of these rejections occurred in the fourth quarter of fiscal 2003. Through the end of fiscal 2003, we had bought out one of these leases. We are actively negotiating with landlords of many of the other rejected leases. The properties that reverted back to TJX from Ames' first bankruptcy were largely settled through buyouts and other lease terminations, except for 8 properties that were mitigated through subletting. The net cost of these sublet properties is charged to the reserve.

         The balance in the reserve and the activity for the last three fiscal years is presented below. The addition to the reserve in fiscal 2002 relates to House2Home. The charges against the reserve during fiscal 2003 relate primarily to House2Home lease obligations. The charges against the reserve in fiscal 2002 and fiscal 2001 are primarily for lease related obligations of the former Zayre stores and Hit or Miss locations.

                                     Fiscal Year Ended January
                                 ----------------------------------
In Thousands                       2003         2002        2001
------------                     ----------   ---------   ---------
Balance at beginning of year     $  87,284    $ 25,512    $ 27,304
  Additions to the reserve               -      66,528           -

Charges against the reserve:
  Lease related obligations        (32,189)     (4,090)     (1,621)
  All other                            266        (666)       (171)
                                 ---------    --------    --------
Balance at end of year           $  55,361    $ 87,284    $ 25,512
                                 =========    ========    ========

We believe our reserve for discontinued operations is adequate to meet the costs we may incur with respect to House2Home and former Zayre Stores leases and that the future liability to TJX with respect to these leases will not

                             THE TJX COMPANIES, INC.

have a material effect on our financial condition, operating results or cash flows. Changes in the underlying assumptions, such as additional expenses for lease settlements or future Zayre Stores lease rejections, could require us to increase this reserve, although we do not expect that any increase would be material to our financial condition, results of operations or cash flows. In addition, we may receive a creditor recovery in the House2Home bankruptcy.

         We may also be contingently liable on up to 20 leases of BJ's Wholesale Club for which BJ's Wholesale Club is primarily liable. Our reserve for discontinued operations does not reflect these leases, because we believe that the likelihood of any future liability to TJX with respect to these leases is remote due to the current financial condition of BJ's Wholesale Club.

OFF-BALANCE-SHEET LIABILITIES: We have contingent obligations on any property leases originally leased or guaranteed by TJX and assigned to third parties without releases by the landlords of our obligations. This would include subsequent assignments made by the purchasers of our discontinued operations, of which we generally are not aware. The original terms of these leases were generally significant, and there generally were options to extend the term of the lease. We do not know whether we currently remain secondarily liable on these leases and guarantees, because, among other things, changes to the terms of a lease or the underlying property or noncompliance with the terms of a guarantee can alter or terminate our liability with respect to the lease. After we assign leases, we generally do not have information about those leases, the underlying properties, or the rent or other costs under the leases. Also, in mitigating obligations associated with our discontinued operations, or for store closings of current operations, we sometimes sublease the property, and our reserve reflects mitigation by the sublease income. We remain primarily obligated under such property leases, and our reserve may require adjustment if the subtenants do not fulfill their obligations.

         We have potential contingent obligations in connection with leases of store closings of our current operations, primarily T.J. Maxx and Marshalls, as discussed in Note J to the consolidated financial statements. We estimate that we have contingent obligations in connection with approximately 25 of these properties, either due to assignments to third parties or subletting of the property. In addition, we have contingent liability on up to 20 leases of BJ's Wholesale Club, and our reserve for discontinued operations includes 8 former Zayre Stores properties from the first Ames bankruptcy that we have sublet. We estimate the undiscounted obligations, not reflected in our reserves, under the 25 leases of former stores relating to current operations, the 20 BJ's Wholesale Club leases, and the 8 sublet former Zayre Stores properties if the subtenants do not fulfill their obligations, is approximately $164 million as of January 25, 2003. We believe that most of these obligations will not revert back to TJX and to the extent they do, that they would be settled for substantially less due to mitigating factors.

         Over many years, we and purchasers of our discontinued operations have assigned numerous leases, originally leased or guaranteed by TJX, to a significant number of third parties. We do not have sufficient information about these leases to estimate our potential contingent obligations under them. With the exception of leases of our discontinued operations discussed in Note K to the consolidated financial statements, we have rarely had a claim with respect to assigned leases, and accordingly, we do not expect that these leases will have a material adverse effect on our financial condition, results of operations or cash flows.

         We are a party to various agreements under which we may be obligated to indemnify the other party with respect to breach of warranty or losses related to such matters as title to assets sold, specified environmental matters or certain income taxes. These obligations are typically limited in time and amount. There are no amounts reflected in our balance sheets with respect to these contingent obligations.

INVESTING ACTIVITIES:

Our cash flows for investing activities include capital expenditures for the last two years as set forth in the table below:

                                       Fiscal Year Ended January
                                       -------------------------
In Millions                             2003             2002
-----------                            ------           ------
New stores                             $136.5           $143.1
Store renovations and improvements      124.3            108.6
Office and distribution centers         135.9            197.7
                                       ------           ------
Capital expenditures                   $396.7           $449.4
                                       ======           ======

Capital expenditures for fiscal 2003 were less than planned primarily due to a deferral of some planned expansion of our distribution center network into later years and lower-than-expected costs for renovations and improvements at Marmaxx stores. We expect that capital expenditures will approximate $430 million for fiscal 2004. This includes $160 million for new stores, $153 million for store renovations and improvements and $117 million for our office and distribution centers. Our planned rate of new store growth is 10% per year on a consolidated basis for the next
                                       49

                            THE TJX COMPANIES, INC.

several years. Our rate of store growth, and the related investment in our distribution center network, are the major factors in our increase in planned capital expenditures.

         Investing activities include $5.5 million for fiscal 2002 due to advances we made under a construction loan agreement, in connection with the expansion of our leased home office facility. We received repayments under this loan agreement of $564,000 in fiscal 2003 and $125,000 in fiscal 2002.

FINANCING ACTIVITIES:

Cash flows from financing activities resulted in net cash outflows of $509.1 million in fiscal 2003, $99.7 million in fiscal 2002 and $523.9 million in fiscal 2001. The majority of this activity relates to our share repurchase program and our long-term borrowings.

         We spent $481.7 million in fiscal 2003, $424.2 million in fiscal 2002 and $444.1 million in fiscal 2001 under our stock repurchase programs. We repurchased 25.9 million shares in fiscal 2003, 26.3 million in fiscal 2002 and
44.5 million in fiscal 2001. All shares repurchased are retired with the exception of 87,638 shares purchased in fiscal 2003 and held in treasury. During July 2002, we completed our $1 billion stock repurchase program and announced our intention to repurchase an additional $1 billion of common stock over several years. Since the inception of the new $1 billion stock repurchase program, as of January 25, 2003, we have repurchased and retired 16.1 million shares at a total cost of $303.4 million. All of these repurchased share numbers reflect the two-for-one stock split distributed in May 2002.

         On February 13, 2001, we issued $517.5 million zero coupon convertible subordinated notes due in February 2021 and raised gross proceeds of $347.6 million. The issue price of the notes represented a yield to maturity of 2% per year. The notes are convertible into 16.9 million shares of common stock of TJX if the sale price of our common stock reaches specified thresholds, if the credit rating of the notes is below investment grade, if the notes are called for redemption, or if certain specified corporate transactions occur. None of these conditions existed as of January 25, 2003 or January 26, 2002 and thus the shares are excluded from the diluted earnings per share calculations. The holders of the notes have the right to require us to purchase the notes in February 2004, 2007 and 2013. We may pay the purchase price in cash, our stock, or a combination of the two. At the first put date of February 13, 2002, no holders exercised the purchase option. If the holders exercise this option, we expect to fund the payment with cash, financing from our short-term credit facility, new long-term borrowings, or a combination thereof. We used the proceeds for our accelerated store roll-out program, investment in our distribution center network, general corporate purposes and our common stock repurchase program. Financing activities also included scheduled principal payments on long-term debt of $73,000 in fiscal 2002 and $100.2 million in fiscal 2001.

         We declared quarterly dividends on our common stock of $.12 per share in fiscal 2003, $.09 per share in fiscal 2002 and $.08 per share in fiscal 2001. Cash payments for dividends on our common stock totaled $60.0 million in fiscal 2003, $48.3 million in fiscal 2002 and $44.7 million in fiscal
2001. Financing activities also include proceeds of $33.9 million for fiscal 2003, $65.2 million for fiscal 2002 and $26.1 million for fiscal 2001 from the exercise of employee stock options. These stock option exercises also provided tax benefits of $11.8 million in fiscal 2003, $30.6 million in fiscal 2002 and $15.9 million in fiscal 2001, which are included in cash provided by operating activities.

         We traditionally have funded our seasonal merchandise requirements through cash generated from operations, short-term bank borrowings and the issuance of short-term commercial paper. During fiscal 2003, we entered into a $370 million five-year revolving credit facility and a $320 million 364-day revolving credit facility, replacing similar agreements scheduled to expire during fiscal 2003. On March 24, 2003, the 364-day agreement was renewed and increased to $330 million, with substantially all of the other terms and conditions of the original facility remaining unchanged. The credit facilities do not require any compensating balances, however TJX must maintain certain leverage and fixed charge coverage ratios. Based on our current financial condition, we believe that the possibility of non-compliance with these covenants is remote. The revolving credit facilities are used as backup to our commercial paper program. As of January 25, 2003 there were no outstanding amounts under our credit facilities. The maximum amount of our U.S. short-term borrowings outstanding was $39 million during fiscal 2002 and $330 million during fiscal 2001. There were no short-term borrowings during fiscal 2003. There were also no short-term borrowings during fiscal 2002 following the issuance of the zero coupon convertible notes. The weighted average interest rate on our U.S. short-term borrowings was 5.32% in fiscal 2002 and 6.82% in fiscal 2001. As of January 25, 2003, TJX had credit lines totaling C$40 million for its Canadian subsidiary. The maximum amount outstanding under our Canadian credit line was C$19.2 million in fiscal 2003, C$22.6 million in fiscal 2002 and C$15.2 million in fiscal 2001. Subsequent to the end of fiscal 2003, our Canadian credit lines were reduced to C$20 million. The funding requirements for fiscal 2003 and fiscal 2002 of our Canadian operations were largely provided by TJX.

                            THE TJX COMPANIES, INC.

         We believe that our current credit facilities are more than adequate to meet our operating needs. See Notes B and F to the consolidated financial statements for further information regarding our long-term debt, capital stock transactions and available financing sources.

CONTRACTUAL OBLIGATIONS: We have obligations (including current installments) under long-term debt arrangements and leases for property and equipment that will require cash outflows as follows:

                Long-Term   Capital Lease  Operating Lease
In Thousands       Debt      Obligation      Commitments         Total
------------    ---------   -------------  ---------------    ----------
Fiscal 2004     $  15,000    $    3,726      $  536,860       $  555,586
Fiscal 2005       365,248         3,726         514,755          883,729
Fiscal 2006        99,967         3,726         469,822          573,515
Fiscal 2007             -         3,726         425,937          429,663
Fiscal 2008             -         3,726         381,383          385,109
Later Years       199,561        30,397       1,625,522        1,855,480
                ---------    ----------      ----------       ----------
Total           $ 679,776    $   49,027      $3,954,279       $4,683,082
                =========    ==========      ==========       ==========

The above maturity table assumes that all holders of the zero coupon convertible subordinated notes exercise their put options in fiscal 2005. The note holders also have put options available to them in fiscal 2008 and 2014. If none of the put options are exercised and the notes are not redeemed or converted, the notes will mature in fiscal 2022.

         We also have long-term liabilities that do not have specified maturity dates. Included in long-term liabilities is $85 million for employee compensation and benefits, most of which will come due beyond five years and $70 million for our rental step-up accrual, the cash flow requirements of which are included in the lease commitments in the above table. Our long-term liabilities also include our discontinued operations reserve of $55.4 million. We expect a large portion of this reserve will be settled in the next five years as settlements are reached, while a smaller portion will extend beyond five years for those reserve obligations tied to the remaining lease term.

CRITICAL ACCOUNTING POLICIES

We have the obligation to evaluate and select applicable accounting policies for TJX. We consider our most critical accounting policies, involving management estimates and judgments, to be those relating to inventory valuation, retirement obligations, accounting for taxes and reserves for discontinued operations. We believe that we have selected the most appropriate assumptions in each of the following areas and that the results we would have obtained, had alternative assumptions been selected, would not be materially different from the results we have reported.

INVENTORY VALUATION: We use the retail method for valuing inventory on a first-in first-out basis. Under the retail method, the cost value of inventory and gross margins are determined by calculating a cost-to-retail ratio and applying it to the retail value of inventory. This method is widely used in the retail industry and involves management estimates with regard to such things as markdowns and inventory shrinkage. A significant factor involves the recording and timing of permanent markdowns. Under the retail method, permanent markdowns are reflected in the inventory valuation when the price of an item is changed. We believe the retail method results in a more conservative inventory valuation than other accounting methods. In addition, as a normal business practice, we have a very specific policy as to when markdowns are to be taken, greatly reducing the need for management estimates. Inventory shortage involves estimating a shrinkage rate for interim periods, but is based on a full physical inventory at fiscal year end. Thus, the difference between actual and estimated amounts may cause fluctuations in quarterly results, but is not a factor in full year results. Overall, we believe that the retail method, coupled with our disciplined permanent markdown policy and a full physical inventory taken at each fiscal year end, results in an inventory valuation that is fairly stated. Lastly, many retailers have arrangements with vendors that provide for rebates and allowances under certain conditions, which ultimately affect the value of the inventory. Our normal business practice is to not enter into such arrangements with our vendors. Over time, we have found that actual results involving inventory valuation issues have not varied significantly from our estimates.

RETIREMENT OBLIGATIONS: Retirement costs are accrued over the service life of an employee and represent an obligation that will ultimately be settled far in the future and is therefore subject to estimates. We are required to make assumptions regarding such variables as the discount rate for valuing pension obligations and the long-term rate of return assumed to be earned on pension assets, both of which impact the net pension cost for the period. The discount rate, which we determine annually based on market interest rates, has dropped over the past several years and our actual returns on pension assets have been considerably less than our expected returns. These two situations

                            THE TJX COMPANIES, INC.

have resulted in a considerable increase in the annual cost of retirement benefits and has had an unfavorable effect on the funded status of our qualified pension plan. We have made contributions of $104.8 million, which exceeded the minimum required, over the last two years to largely restore the funded status of our plan. In addition, during fiscal 2003, we reduced the assumption for the long-term rate of return on pension plan assets to 8% from 9% which increased net pension expense for fiscal 2003 by approximately $2 million.

ACCOUNTING FOR TAXES: We are continuously under audit by the United States federal, state, local or foreign tax authorities in the areas of income taxes and the remittance of sales and use taxes. In evaluating the potential exposure associated with the various tax filing positions, we accrue charges for possible exposures. Based on the annual evaluations of tax positions, we believe we have appropriately filed our tax returns and accrued for possible exposures. To the extent we were to prevail in matters for which accruals have been established or be required to pay amounts in excess of reserves, our effective tax rate in a given financial period might be materially impacted. We have various state and foreign tax examinations in process. The fiscal years ending January 2000 and after could still be subject to a federal income tax audit but currently there is none in process.

RESERVES FOR DISCONTINUED OPERATIONS: As discussed in Note K to the consolidated financial statements and elsewhere in the management's discussion and analysis, we have reserves established for leases relating to operations discontinued by TJX where TJX was the original lessee or a guarantor and which have been assigned to third parties. These are long-term obligations and the estimated cost to us involves numerous estimates and assumptions as to whether we remain obligated with respect to a particular lease, how a particular obligation may ultimately be settled and what mitigating factors, including indemnification, may exist. We develop these assumptions based on past experience and by evaluating various probable outcomes and the circumstances surrounding each situation and location. Actual results may differ from these estimates but we believe that our current reserve is a reasonable estimate of the most likely outcome and that the reserve is adequate to cover the ultimate cost we will incur.

RECENT ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. We implemented SFAS No. 142 for the fiscal year ended January 25, 2003 and we no longer amortize goodwill or the value of the Marshalls tradename, which has an indefinite life. The impact of not amortizing goodwill and the trade-name increased annual net income by approximately $5 million, or $.01 per share. It was determined that the goodwill and tradename were not impaired as of January 25, 2003.

         In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities including store closing activities. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early adoption encouraged. Generally, the effect of these provisions is to defer the recording of certain store closing costs from the date we commit to close a store to the date the store actually closes. The adoption of SFAS No. 146 will not have a material impact on our financial position or results of operations.

         In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This Interpretation specifies certain disclosures for guarantees issued by an entity and requires recognition and measurement at fair value for certain types of guarantees. We have included the disclosure requirements of the Interpretation with regard to guarantees made by TJX in Note L to the consolidated financial statements. The recognition and measurement provisions, which we believe will not have a material effect on our financial position or results of operation, are effective for qualifying guarantees issued after December 31, 2002.

         In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure." This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation" and requires certain disclosures be provided at interim periods and provides alternative methods of transition for entities that voluntarily convert to fair value based method of accounting for stock-based employee compensation. We anticipate that the FASB may issue additional guidance or propose additional changes in this area. While we await additional guidance from the FASB, we are continuing to account for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25. We will provide the disclosures required under SFAS No. 123 in our future quarterly reports.

                            THE TJX COMPANIES, INC.

MARKET RISK

We are exposed to foreign currency exchange rate risk on our investment in our Canadian (Winners, including HomeSense) and European (T.K. Maxx) operations. As more fully described in Notes A and C to the consolidated financial statements, we hedge a significant portion of our net investment, intercompany transactions and certain merchandise purchase commitments in these operations with derivative financial instruments. We utilize currency forward and swap contracts, designed to offset the gains or losses in the underlying exposures. The contracts are executed with creditworthy banks and are denominated in currencies of major industrial countries. We do not enter into derivatives for speculative trading purposes.

         In addition, the assets of our qualified pension plan, a large portion of which is invested in equity securities, are subject to the risks and uncertainties of the public stock market. We allocate the pension assets in a manner that attempts to minimize and control our exposure to these market uncertainties.

FORWARD-LOOKING INFORMATION

Some statements contained in this Annual Report are forward-looking and involve a number of risks and uncertainties. Statements that address activities, events and results that we intend, expect or believe may occur in the future are forward-looking statements. Among the factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements are the following: general economic conditions including effects of wars, other military actions and terrorist incidents; consumer confidence, demand and preferences; weather patterns; competitive factors, including continuing pressure from pricing and promotional activities of competitors; the impact of excess retail capacity and the availability of desirable store and distribution center locations on suitable terms; recruiting quality sales associates and other associates; the availability, selection and purchasing of attractive merchandise on favorable terms and the effective management of inventory levels; import risks, including potential disruptions in supply and duties, tariffs and quotas on imported merchandise, including economic, political or other problems in countries from which merchandise is imported; currency and exchange rate factors in our foreign and buying operations; ability to continue successful expansion of our store base at the rate projected; risks in the development of new businesses and application of our off-price strategies in additional foreign countries; factors affecting expenses including pressure on wages and benefits; our acquisition and divestment activities; our ultimate liability with respect to leases relating to discontinued operations including indemnification and other factors affecting or mitigating our liability; changes in laws and regulations; and other factors that may be described in our filings with the Securities and Exchange Commission. We do not undertake to publicly update or revise our forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

                            THE TJX COMPANIES, INC.

PRICE RANGE OF COMMON STOCK

The following per share data reflects the two-for-one stock split distributed in May 2002.

         TJX's common stock is listed on the New York Stock Exchange (Symbol:TJX). The quarterly high and low trading stock prices for fiscal 2003 and fiscal 2002 are as follows:

               FISCAL 2003       Fiscal 2002
             ---------------   ---------------
Quarter       HIGH      LOW     High     Low
-------      ------   ------   ------   ------
First        $22.07   $17.03   $16.88   $13.76
Second       $22.45   $15.30   $17.58   $15.21
Third        $21.42   $16.10   $18.50   $14.80
Fourth       $21.46   $18.90   $20.58   $16.25

The approximate number of common shareholders at January 25, 2003 was 48,543. TJX declared four quarterly dividends of $.03 per share for fiscal 2003 and $.0225 per share for fiscal 2002.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                             First       Second        Third         Fourth
In Thousands Except Per Share Amounts       Quarter     Quarter       Quarter       Quarter
-------------------------------------     ----------   ----------   -----------    ----------
Fiscal Year Ended January 25, 2003
   Net sales                              $2,665,687   $2,765,089   $ 3,044,950    $3,505,481
   Gross earnings (1)                        676,857      686,353       754,814       783,604

   Income from continuing operations         147,103      129,627       147,355       154,303
      Diluted earnings per share                 .27          .24           .28           .29
   Net income                                147,103      129,627       147,355       154,303
      Diluted earnings per share                 .27          .24           .28           .29

Fiscal Year Ended January 26, 2002
   Net sales                              $2,270,895   $2,487,622   $ 2,741,769    $3,208,712
   Gross earnings (1)                        584,279      592,918       681,773       727,106

   Income from continuing operations         123,671      111,908       149,498       155,320
      Diluted earnings per share                 .22          .20           .27           .28
   Net income                                123,671      111,908       109,498       155,320
      Diluted earnings per share                 .22          .20           .20           .28

(1) Gross earnings equal net sales less cost of sales, including buying and occupancy costs.

                             (INSIDE BACK COVER)

Shareholder Information

TRANSFER AGENT AND REGISTRAR

COMMON STOCK
The Bank of New York
1-866-606-8365
1-800-936-4237 (TDD services for the hearing impaired)

ADDRESS SHAREHOLDER INQUIRIES TO:
     Shareholder Relations Department
     P.O. Box 11258
     Church Street Station
     New York, NY 10286

     E-mail address: Shareowner-svcs@bankofny.com
     The Bank of New York's Stock Transfer website:
     http://www.stockbny.com

SEND CERTIFICATES FOR TRANSFER AND ADDRESS CHANGES TO:
     Receive and Deliver Department
     P.O. Box 11002
     Church Street Station
     New York, NY 10286

TRUSTEES

PUBLIC DEBENTURES
7% Promissory Notes
7.45% Promissory Notes
Bank One Trust Company, N.A.

Zero Coupon Convertible Subordinated Notes
The Bank of New York

AUDITORS

PricewaterhouseCoopers LLP

INDEPENDENT COUNSEL

Ropes & Gray

FORM 10-K

Information concerning the Company's operations and financial position is provided in this report and in the Form 10-K filed with the Securities and Exchange Commission. A copy of the 10-K may be obtained without charge by accessing the Company's website at www.tjx.com or by writing or calling:
     The TJX Companies, Inc.
     Investor Relations
     770 Cochituate Road
     Framingham, MA 01701
     (508) 390-2323

INVESTOR RELATIONS

Analysts and investors seeking financial data about the Company are asked to visit our corporate website at www.tjx.com or to contact:
     Sherry Lang, Vice President,
     Investor and Public Relations
     (508) 390-2323

ANNUAL MEETING

The 2003 annual meeting will be held at 11:00 a.m. on Tuesday, June 3, 2003 at The TJX Companies, Inc., 770 Cochituate Road, Framingham, Massachusetts.

EXECUTIVE OFFICES

Framingham, Massachusetts 01701

FOR THE STORE NEAREST YOU, CALL:

T.J. Maxx: 1-800-2-TJMAXX
Marshalls: 1-800-MARSHALLS
Winners: 1-877-WINN877 (in Canada)
HomeGoods: 1-800-614-HOME
T.K. Maxx: 01923 473561 (in the U.K.)
A.J. Wright: 1-888-SHOPAJW
HomeSense: 1-866-HOME707 (in Canada)

PUBLIC INFORMATION AND SEC FILINGS:

Visit our corporate website:
www.tjx.com

VISIT OUR DIVISIONAL WEBSITES:

www.tjmaxx.com
www.marshallsonline.com
www.tkmaxx.com